SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

Banco Santander, S.A.

Item

1	Consolidated Financial Statements and Directors’ Report for the year ended 31 December 2017

Item 1

BANCO SANTANDER, S.A.

and subsidiaries

(Santander Group)

Auditor’s report

On the consolidated annual accounts

and the consolidated Directors’ Report

December 31, 2017

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor’s report on the consolidated annuals accounts

To the Shareholders of Banco Santander, S.A.:

Audit report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Banco Santander, S.A. (the Parent company) and its subsidiaries (the Group), which comprise the balance sheet as at December 31, 2017, and the income statement, statement of recognised income and expense, statement of changes in total equity, statement of cash flows and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at December 31, 2017, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated annual accounts section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, P° de la Castellana 259 B, 28046 Madrid, España

Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3°

Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

1

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter
Loan-loss impairment provisions

Estimating loans and receivables impairment provisions for credit-risk is one of the most significant and complex estimation exercises performed in preparing the attached consolidated annual financial statements.

The assessment of credit risk impairment provisions is based on models that entail a significant degree of judgement for the determination of the impairment losses considering factors such as:

•    The classification of the various credit portfolios by risk.

•    The identification and their classification as impaired assets.

•    The use of significant assumptions regarding variables such as historical default levels, future income cash flows, valuation of guaranties, impairment emerge period, etc.

•    Design of parameters for the above mentioned models, such as the probability of impairment (PI) and Loss Given Impairment (LGI).

The Group’s business is focused primarily on commercial banking products and is geographically concentrated in 10 key markets (Argentina, Brazil, Chile, Spain, the US, Mexico, Poland, Portugal and the UK and consumer financing in Europe).

In this context, the Group develops a general framework of risk models that is adapted by geography and by product, in order to take into account peculiarities of each market. The above mentioned internal models allow the company to estimate both the collective provisions and the significant individual provisions.

Please refer to Note 10 of the consolidated annual financial statements.

Our work regarding the estimation of the credit-risk impairment focused on analysing, assessing and verifying the control environment as well as performing tests of details with respect to the credit risk provisions estimated collectively and individually.

As for the internal control system, we have focused on testing the design and the operational effectiveness of controls relating to the following business procedures :

•    Calculation methodologies used, recalibrations and back-testing processes put in place by the Management.

•    Compliance of the management approved internal models with the applicable regulatory framework and their effectiveness.

•    Reliability of data sources used for calculation and the appropriateness of the models in light of the circumstances.

•    The periodic assessment of risks and monitoring procedures employed by the Group.

•    The periodic review process for borrower case files in order to monitor their classification and valuation.

In addition , we carried out the following tests of details:

•    Verified: i) calculation and segmentation methods; ii) the historical loss rates used to estimate future cash flows and historical discount rates; iii) correct loan classification in the corresponding categories.

•    Re-performing of the credit risk provisions estimated collectively for the main portfolios.

•    Review of a sample of borrower case files to check their proper classification, discounted cash flows models and impairment.

•    Back-testing of the impairment losses actually incurred against those impairment losses estimated in prior periods.

Differences emerged as a result of our tests with respect to the calculations performed by management were not outside a reasonable range.

2

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter
Disclosure in the annual financial statements of the estimated impact of IFRS 9 adoption

In relation to the effectiveness in 2018 of the new IFRS 9 on the Classification and Valuation of Financial Instruments, as it is described in Note 1.b, the Group has designed an implementation plan for the adoption of this standard.

This implementation plan entails conducting an evaluation of the population of financial instruments affected by the classification and measurement requirements of IFRS 9 and the development of an impairment methodology of loans and receivables due to credit risk for the determination of the expected credit losses. In this first application of the standard, the Group has decided not to adopt the new standard regarding hedge accounting, as detailed in Note 1.b and included in the IFRS 9 itself.

Since it is very relevant for Santander Group, the directors and management closely monitor the implementation projects completed in the following business units: Brazil, United Kingdom, United States, Portugal, Spain, Poland, Chile, Mexico and the main geographical areas of the Consumer Group.

In this line, the Group has completed the definition of the main assumptions used in the valuation, classification and provisions process, such as: the main business models used, definition of default, future information included in the provision models or completed evaluation for the determination of significant increase in credit risk.

Thus, as a disclosure requirement for a breakdown in the consolidated annual accounts and according to the IAS 8 requirements, the Group has made an estimation of the impact of the adoption of this new regulation.

Please refer to Note 1.b of the consolidated annual financial statements.

For the aforementioned geographies, our work has focused on the analysis, evaluation and verification of the internal control and on performing test of detail, all referred to the disclosure of financial information related to the estimated impact of the adoption of this new regulation in each of its key areas: classification, valuation and impairment.

With respect to the internal control, in compliance with the requirements of IAS 8, we have focused on testing the design and the operational effectiveness of controls related to the presentation and disclosure of the information in the consolidated annual accounts. Among the other, the governance controls should be outlined for the following aspects:

•    Accounting policies and the methodological framework developed by the Group in order to assess compliance with new regulations.

•    Analysis of the main methodologies and calculation variables considered in the quantification process.

Moreover, we carried out tests of detail regarding calculations presented and disclosed in Note 1.b:

•    Sampling of operations in order to assess their adequate classification, registration and valuation, based on our analysis of business models and solely payments of principal and interest (SPPI) tests carried out.

•    For the most relevant po1tfolios, checks with respect to: i) Methodology for estimating parameters of expected loss, ii) Historical and prospective information used, iii) Loan classification criteria by staging.

•    Review of impairment calculations including the information related to scenarios and their assumptions.

As a result of our procedures, we have not identified additional observations outside a reasonable range.

3

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter
Goodwill impairment testing

The Group yearly checks for evidence of impairment in the registered goodwill.

The Management estimates the recoverable amount of the most representative cash generating units by calculating its value in use discounted cash flow projections. These estimations are inherently uncertain and include a high level of judgement since they are based on assumptions regarding some aspects such as discount rates, results projections and long term constant growth rates employed.

These estimations are sensitive to variables and hypothesis used, being subject, due to their own nature, to risk of material misstatement when being valued.

Due to their relevance for the Santander Group, the management closely monitor the goodwill deriving from Brazil, the United Kingdom and the United States.

Please refer to notes 2 and 17 of the attached consolidated annual financial statements.

We have documented, with the assistance of our valuation experts, our understanding and review of the assessment undertaken by the management.

With respect to the internal control, we evaluated the design and tested the controls operational effectiveness in the following areas:

•    Criteria for the definition of the Group’s CGUs.

•    Methodology used by the management for the testing of goodwill impairment, including an assessment of the controls in place to supervise the process and the approvals involved.

•    Budgeting process on which results projections employed on the cash flow projections discount rates are based on.

•    Capability of reliable prediction from the management by comparing previous years’ estimations and impairment assessments with the actual results.

•    Reviewing the annual valuation reports, both performed by the Group and by external experts, regarding the goodwill impairment testing.

On the other hand, we also conducted tests to cross-check the cash flow projections discount rates employed by the Group included in its estimation, considering the regulatory requirements, market practices and specific banking sector expectations. This work included the verification of the hypothesis, such as growth rates and discount rates.

Additionally, we performed the following procedures:

•    Verified the mathematical accuracy of the cash flow projections discount rates, including the validation of the key inputs with external data.

•    Performed a specific sensitivity analysis of the key inputs as well as those related to: i) financial projections for the following years; ii) expected long term growth rate; and iii) methodology and assumptions for the calculation of the discount rate.

•    Likewise, we reviewed the adequacy of the information disclosed in the attached consolidated annual financial statements.

As a result of the above procedures, we believe that the estimations employed by management are not outside a reasonable range in the context of the prepared consolidated annual financial statements.

4

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter
Recoverability of deferred tax assets

Assessing the recoverability of deferred tax assets is a complex exercise and requires a high degree of judgement and estimation; this aspect is of particular relevance to the Group in multiple geographies, including Spain, the United States, Brazil and Mexico.

In keeping with the recoverability model defined by the Group, the management of each business unit compiles the assumptions that underpin the business plans that are projected over the time horizon established for that business.

This process implies specific and complex considerations that the management takes into account in order to assess the initial and ongoing recognition of deferred tax assets. The most significant considerations made by the Group in this respect are:

•    Assuring themselves that the tax regulations of each country are applied correctly and the temporary differences that qualify as deductible are duly recognised.

•    Maintaining a control environment, running the models and validating the calculations deriving therefrom to ensure that the tax assets are properly recognised and measured and that the conclusions drawn regarding their recoverability are accurate.

•    Reviewing that the projections that form part of the defined model which is in turn used to estimate the tax profits used to infer the amount of deferred tax assets that will be recoverable in future periods in relation to deductible temporary differences and tax carryforwards are indeed achievable.

Please refer to Note 2 of the consolidated annual financial statements.

We have documented, in collaboration with our tax experts, our understanding and review of the estimation exercise undertaken by the management.

With respect to the internal control we focused on the controls design and operational effectiveness of the following processes:

•    The process of drawing up the business plan for each geography under the scope of the model established for estimating the recognition, measurement and recoverability of deferred tax assets.

•    Calculation of deferred tax assets.

We also carried out the following tests of details:

•    Evaluate the assumptions made by the Group to calculate and estimate its deductible temporary differences to assess whether they are comprehensive and accurate.

•    Analysis of the key data used by management to estimate the various deferred tax assets and track their subsequent recoverability, including:

•    Parallel reperformance of the income projections carried out by the entity and the hypothesis employed, including the detail of the economic forecasts and indicators used in the analysis (inflation, interest rates, etc.);

•    Obtaining the necessary management information that support the business plan (budgets, future economic forecasts, estimations on financial products to be contracted, etc.);

•    Evaluate the tax strategy planned by the Group for the recoverability of the deferred tax assets.

We have obtained adequate audit evidence throughout our procedures to corroborate the estimates made by the group with respect to the recoverability of its deferred tax assets.

5

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter
Measurement of pension obligations

The regulations applicable to pension obligations are complex and the estimation of such obligations implies actuarial calculations which require the use of significant judgement, a high volume of data and estimates regarding various assumptions in multiple geographies.

These estimates are particularly relevant in certain geographies, specifically Spain, the United Kingdom, Brazil and Portugal.

In making their estimates, the management takes into account certain considerations in order to determine the amount of pension obligations to be recognised, most notable among which:

•    Guaranteeing compliance with legislation country by country.

•    Maintaining and validating calculations to ensure that the Group’s pension obligations are properly measured and recognised.

•    Reviewing the key assumptions and hypotheses used in the calculations and estimates made by the actuaries at year-end.

Please refer to notes 2 and 25 of the consolidated annual financial statements.

We documented, with the assistance of our actuarial experts, our understanding and review of the estimation exercise carried out by the management.

With respect to the internal control we focused on the controls design and operational effectiveness of the following processes:

•    Update of the staff database.

•    Assumptions and hypotheses used to estimate the Group’s pension obligations, and an assessment of the evidence of any changes which may have affected them.

•    Actuarial criteria used in the estimation process and in the calculation of the pension obligations by geography and at the Group level.

We also carried out the following tests of details:

•    Validation of the key information and hypothesis employed by the management for the estimation of the pension obligations.

•    We obtained confirmation letters from insurance companies that work with the Group to obtain an additional source of information regarding the savings policies written with these entities.

•    We reviewed the valuation performed by the Group for the assets and liabilities related to pension obligations.

•    We obtained and reviewed the actuarial reports prepared by the experts external to the Group’s Management.

As a result of the previous procedures, no differences were identified, outside a reasonable range.

6

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter
Provisions for tax, legal and labour lawsuits

The Group is party to a range of tax, legal and labour proceedings - administrative and judicial - which primarily arose in the ordinary course of its business operations. There are also situations not yet subject to any judicial proceedings that have nevertheless required the Group to recognise provisions; these include customer conduct related matters and the attendant compensation. The estimation of the provisions registered for the mentioned purposes is one of the areas for which a greater judgement is required.

These proceedings generally take a long period of time to run their course, giving rise to complex processes dictated by the legislation prevailing in the various jurisdictions in which the Group operates.

The Group’s management decide when to recognise a provision for these proceedings based on estimates made using prudent calculation procedures that are consistent with the uncertainty intrinsic to the obligations they cover.

Within these provisions, the most significant are those corresponding to the tax and labour proceedings in Brazil, as well as those recognised to cover customer compensation for the sale of certain products in Spain and the UK; these estimates are based on the number of claims expected to be received, the number expected to be admitted, and the estimated average payout per case.

Please refer to notes 1.h, 2 and 10 of the consolidated annual financial statements.

We have documented our understanding and review of the estimation exercise undertaken by the management.

With respect to the internal control we focused on the controls design and operational effectiveness of the following processes:

•    Update of the databases that contain the ongoing legal procedures.

•    Evaluation of the accuracy of the constituted provisions for regulatory, legal or tax procedures and its recognition.

•    Conciliation between the minute in accordance and, if applicable, in discordance of the Inspections with the amounts registered.

In addition, we performed test of details consisting of the following:

•    We familiarised ourselves with the policy for classifying lawsuits and allocating provisions.

•    Monitoring of the ongoing tax inspections.

•    Analysis of the reasonableness of the expected outcomes of the most significant tax, legal and labour proceedings.

•    Assessment of possible contingencies relating to compliance with the Group’s tax obligations for all the years open to inspection.

•    We obtained confirmation letters from external lawyers and tax advisors who work with the Group to cross-check its assessment of the outcome of the lawsuits, all of the information used, the correct recognition of the various provisions and the identification of potentially omitted liabilities.

•    Examination of the communications with the regulatory bodies, analyse the ongoing regulatory inspections and value the impact of any regulatory finding in the audit.

•    Analysis of the recognition and reasonableness of the provisions recorded for accounting purposes and the movements therein.

7

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter

Specifically in connection with the provisions recorded to cover customer compensation, our procedures focused on:

•    Assessment of the design and testing the operational effectiveness of the controls associated with the calculation and review of the provision recognised for customer compensation, including the process of generating and approving the model assumptions and results.

•    Evaluation of the methodology used by the management, verifying that it is in line with market practice and the recommendations issued by the supervisory organisms.

•    Running sensitivity analysis, varying the key inputs to test the model’s results.

As a result of the previous procedures, no differences were identified, outside a reasonable range, in the procedures previously described.

8

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter
IT systems - access controls

The Group’s business is highly dependent on information technology (IT) systems in the geographical locations where it operates, such that adequate control of these systems is crucial to ensuring correct data processing.

Moreover, as the systems become more numerous and complex, the risks relating to the organisation’s IT systems and, by extension, the data they process, increase.

Considering this context, it is vital to evaluate aspects such as the organisation of the Group’s Technology and Operations Department, software maintenance and development controls, physical and logical security and system operation.

In this respect, the management has developed a system efficiency plan including aspects such as access controls in systems, databases and applications

With the help of our IT system experts, our work consisted of reviewing the internal controls over the IT systems and software that support the core business activity and have an impact on the Group’s financial reporting.

For this purpose procedures were carried out in order to evaluate the design and operating effectiveness of the controls related to:

•    Functioning of the IT governance framework.

•    Access control and logic security over the applications, operating systems and databases that support the relevant financial information.

•    Application development and update management.

•    Maintenance of the IT operations.

Our review revealed incidents related with access controls in respect of certain applications.

The Group has prepared a plan to remedy these incidents which is in the process of being implemented and formal mitigating controls are being put in place.

Against this backdrop, our approach and audit plan centred on the following aspects:

•    We reviewed the remediation plan and the new controls implemented by the Group in 2017.

•    The controls related to the segregation of duties (access control) and access to critical transactions.

•    We increased sampling of the mitigating controls identified by management.

•    We expanded the samples analysed for derivatives and other financial assets to confirm their existence and measurement and the correct functioning of the IT governance framework.

The results of our procedures involving the samples added to our tests of controls and tests of details were satisfactory and we did not detect any material aspect affecting the financial information included in the consolidated annual financial statements.

9

Banco Santander, S.A. and subsidiaries

Key audit matter	How our audit addressed the key audit matter
Acquisition of Banco Popular Español

On 7 June 2017, the parent company of these Group publicly announced the acquisition of 100% of the shares and capital instruments of Banco Popular Español, S.A. (Banco Popular) under the ‘resolution’ scheme authorised by the Single Resolution Board (SRB) and implemented by the Spanish National Resolution Authority (FROB for its acronym in Spanish).

Implementation of the above ‘resolution’ decision materialised in the acquisition by Banco Santander of all of the shares of Banco Popular for the consideration of one Euro.

Prior to the acquisition, Banco Popular had to amortised all of its shares outstanding as of 7 June 2017 and all of the shares resulting from the conversion of the regulatory capital instruments ‘Additional Tier 1’ it had issued and to convert all of the ‘Tier 2’ issued by Banco Popular into new-issue shares of Banco Popular.

In accordance with IFRS 3, the Group has classified the identifiable assets acquired and liabilities assumed at their provisional fair values and engaged a third party to obtain an independent valuation of them.

Please refer to Note 2 of the consolidated annual financial statements.

We documented our understanding and internal control assessment focusing on the design and operational effectiveness of controls over the identification and valuation process of the assets acquired and liabilities assumed at provisional fair value carried out by management.

Likewise, we performed audit procedures to obtain sufficient audit evidence of the balances as of the date of acquisition.

In addition, with the help of our valuation experts, we checked whether the methodology used to determine the fair values was adequate, specifically testing the underlying assumptions and the mathematical accuracy of the calculations.

Specifically, we assessed whether the allocation of the purchase price to the assets acquired and liabilities assumed was adequate.

Note that the acquirer has one year from the date of acquisition to definitively account for this business combination and to state the assets and liabilities of the entity acquired at their fair values.

As a result, the measurements made by the Group represent the best estimate available as at the date of authorising the consolidated annual financial statements for issue and should be considered provisional and not still definitive.

The results of our procedures performed corroborated management’s preliminary valuation work and allocation of the purchase price, as well as the appropriateness of the disclosed information in relation to this acquisition included in the attached consolidated annual financial statements.

10

Banco Santander, S.A. and subsidiaries

Other matters

The Group’s consolidated annual accounts for the year ended December 31, 2015 were audited by the predecessor auditor who issued a favorable opinion on February 12, 2016.

Other information: Consolidated management report

Other information comprises only the consolidated management report for the 2017 financial year, the formulation of which is the responsibility of the Parent company’ s directors and does not form an integral part of the consolidated annual accounts.

Our audit opinion on the consolidated annual accounts does not cover the consolidated management report. Our responsibility regarding the information included in the consolidated management report is defined in the company audit governing regulations, which establishes two differentiated responsibility levels:

a)

A specific level that is applicable to the statement of non-financial information, as well as to certain information included in the Annual Corporate Governance Report, defined in article 35.2. b) of Law 22/2015 on Accounts Auditing, which solely consists of verifying that the aforementioned information was included in the consolidated management report or otherwise report on it.

b)

A general level applicable to the rest of the information included in the consolidated management report, which consists of evaluating and informing about the concordance of the mentioned information with the consolidated annual accounts, based on the knowledge of the Entity acquired from the audit of the accounts and without including information other than that obtained as evidence during such audit, as well as evaluating and informing about whether the content and presentation of this part of the consolidated management report comply with the applicable regulations. If we conclude, based on the work performed, that there are material misstatements, we would be compelled to report on this.

Based on the work performed, in accordance with the information previously described, we verified that the specific information mentioned in section a) above was included in the consolidated management report and that the rest of the information included in the consolidated management report agrees with that included in the consolidated annual accounts for the year 2017 and its content and disclosure comply with the applicable regulations.

Responsibility of the directors and the audit committee for the consolidated annual accounts

The Parent company’s directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company’s directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Parent company’s audit committee is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

11

Banco Santander, S.A. and subsidiaries

Auditor’s responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company’s directors.

•

Conclude on the appropriateness of the Parent company’s directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’ s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company’s audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

12

Banco Santander, S.A. and subsidiaries

We also provide the Parent company’s audit committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the audit committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Parent company’s audit committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

Report to the Parent company’s audit committee

The opinion expressed in this report is consistent with the content of our additional report to the Parent company’s audit committee dated Februa1y 15, 2018.

Appointment period

During the General Shareholder’s Meeting held on March 18, 2016 we were appointed as the Group’s auditors for a three-year period from the fiscal year ended December 31, 2016.

Services provided

Services, different to the audit, provided to the Group are described in Note 48 of the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

/s/ Alejandro Esnal

Alejandro Esnal (19930)

February 16, 2018

13

Banco Santander, S.A. and Companies composing Santander Group Consolidated Financial Statements and Consolidated Directors’ Report for the year ended December 31, 2017

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55).

In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

ASSETS	Note	2017	2016 (*)	2015 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		110,995	76,454	77,751

FINANCIAL ASSETS HELD FOR TRADING		125,458	148,187	146,346
Derivatives	9	57,243	72,043	76,724
Equity instruments	8	21,353	14,497	18,225
Debt instruments	7	36,351	48,922	43,964
Loans and advances		10,511	12,725	7,433
Central banks	6	—	—	—
Credit institutions	6	1,696	3,221	1,352
Customers	10	8,815	9,504	6,081
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		50,891	38,145	34,026

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		34,782	31,609	45,043
Equity instruments	8	933	546	630
Debt instruments	7	3,485	3,398	3,717
Loans and advances		30,364	27,665	40,696
Central banks	6	—	—	—
Credit institutions	6	9,889	10,069	26,403
Customers	10	20,475	17,596	14,293
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		5,766	2,025	—

FINANCIAL ASSETS AVAILABLE-FOR-SALE		133,271	116,774	122,036
Equity instruments	8	4,790	5,487	4,849
Debt instruments	7	128,481	111,287	117,187
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		43,079	23,980	26,742

LOANS AND RECEIVABLES		903,013	840,004	836,156
Debt instruments	7	17,543	13,237	10,907
Loans and advances		885,470	826,767	825,249
Central banks	6	26,278	27,973	17,337
Credit institutions	6	39,567	35,424	37,438
Customers	10	819,625	763,370	770,474
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		8,147	7,994	1,697

INVESTMENTS HELD-TO-MATURITY	7	13,491	14,468	4,355
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		6,996	2,489	—

HEDGING DERIVATIVES	11	8,537	10,377	7,727

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,287	1,481	1,379

INVESTMENTS	13	6,184	4,836	3,251
Joint ventures entities		1,987	1,594	1,592
Associated companies		4,197	3,242	1,659

REINSURANCE ASSETS	15	341	331	331

TANGIBLE ASSETS		22,974	23,286	25,320
Property, plant and equipment:	16	20,650	20,770	19,335
For own use		8,279	7,860	7,949
Leased out under an operating lease		12,371	12,910	11,386
Investment property:	16	2,324	2,516	5,985
Of which leased out under an operating lease		1,332	1,567	4,777
Memorandum items:acquired in financial lease		96	115	195

INTANGIBLE ASSETS		28,683	29,421	29,430
Goodwill	17	25,769	26,724	26,960
Other intangible assets	18	2,914	2,697	2,470

TAX ASSETS		30,243	27,678	27,814
Current tax assets		7,033	6,414	5,769
Deferred tax assets	27	23,210	21,264	22,045

OTHER ASSETS		9,766	8,447	7,675
Insurance contracts linked to pensions	14	239	269	299
Inventories		1,964	1,116	1,013
Other	19	7,563	7,062	6,363

NON-CURRENT ASSETS HELD FOR SALE	12	15,280	5,772	5,646

TOTAL ASSETS		1,444,305	1,339,125	1,340,260

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of December 31, 2017.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55).

In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

LIABILITIES AND EQUITY	Note	2017	2016 (*)	2015 (*)
FINANCIAL LIABILITIES HELD FOR TRADING		107,624	108,765	105,218
Derivatives	9	57,892	74,369	76,414
Short positions	9	20,979	23,005	17,362
Deposits		28,753	11,391	11,442
Central banks	20	282	1,351	2,178
Credit institutions	20	292	44	77
Customers	21	28,179	9,996	9,187
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		59,616	40,263	54,768
Deposits		55,971	37,472	51,394
Central banks	20	8,860	9,112	16,486
Credit institutions	20	18,166	5,015	8,551
Customers	21	28,945	23,345	26,357
Marketable debt securities	22	3,056	2,791	3,373
Other financial liabilities	24	589	—	1
Memorandum items: subordinated liabilities	23	—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST		1,126,069	1,044,240	1,039,343
Deposits		883,320	791,646	795,679
Central banks	20	71,414	44,112	38,872
Credit institutions	20	91,300	89,764	109,209
Customers	21	720,606	657,770	647,598
Marketable debt securities	22	214,910	226,078	222,787
Other financial liabilities	24	27,839	26,516	20,877
Memorandum items: subordinated liabilities	23	21,510	19,902	21,153

HEDGING DERIVATIVES	11	8,044	8,156	8,937

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK RATE	36	330	448	174

LIABILITIES UNDER INSURANCE CONTRACTS	15	1,117	652	627

PROVISIONS	25	14,489	14,459	14,494
Provision for pensions and other employment defined benefit obligations		6,345	6,576	6,356
Provisions for other long term employee benefits		1,686	1,712	1,916
Provisions for taxes and other legal contingencies		3,181	2,994	2,577
Provisions for commitments and guarantees given		617	459	618
Other provisions		2,660	2,718	3,027

TAX LIABILITIES		7,592	8,373	7,725
Current tax liabilities		2,755	2,679	2,160
Deferred tax liabilities	27	4,837	5,694	5,565

OTHER LIABILITIES	26	12,591	11,070	10,221

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—

TOTAL LIABILITIES		1,337,472	1,236,426	1,241,507

SHAREHOLDERS’ EQUITY	30	116,265	105,977	102,402

CAPITAL	31	8,068	7,291	7,217
Called up paid capital		8,068	7,291	7,217
Unpaid capital which has been called up		—	—	—
Memorandum items: uncalled up capital		—	—	—
SHARE PREMIUM	32	51,053	44,912	45,001
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		525	—	—
Equity component of compound financial instruments		—	—	—
Other equity instruments		525	—	—
OTHER EQUITY	34	216	240	214
ACCUMULATED RETAINED EARNINGS	33	53,437	49,953	46,429
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(1,602)	(949)	(669)
Reserves or accumulated losses in joint ventures investments		724	466	291
Others		(2,326)	(1,415)	(960)
(-) OWN SHARES	34	(22)	(7)	(210)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		6,619	6,204	5,966
(-) DIVIDENDS	4	(2,029)	(1,667)	(1,546)

OTHER COMPREHENSIVE INCOME		(21,776)	(15,039)	(14,362)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	29	(4,034)	(3,933)	(3,166)
Actuarial gains or (-) losses on defined benefit pension plans		(4,033)	(3,931)	(3,165)
Non-current assets classified as held for sale		—	—	—

Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(1)	(2)	(1)
Other valuation adjustments		—	—	—

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(17,742)	(11,106)	(11,196)
Hedge of net investments in foreign operations (Effective portion)	29	(4,311)	(4,925)	(3,597)
Exchange differences	29	(15,430)	(8,070)	(8,383)
Hedging derivatives. Cash flow hedges (Effective portion)	29	152	469	171
Financial assets available-for-sale	29	2,068	1,571	844
Debt instruments		1,154	423	98
Equity instruments		914	1,148	746
Non-current assets classified as held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	29	(221)	(151)	(231)
NON-CONTROLLING INTEREST	28	12,344	11,761	10,713
Other comprehensive income		(1,436)	(853)	(1,227)
Others items		13,780	12,614	11,940

EQUITY		106,833	102,699	98,753

TOTAL LIABILITIES AND EQUITY		1,444,305	1,339,125	1,340,260

MEMORANDUM ITEMS
CONTINGENT LIABILITIES	35	49,117	44,434	39,834
CONTINGENT COMMITMENTS	35	237,970	231,962	221,738

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of December 31, 2017.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

	(Debit)/ Credit
	Note	2017	2016 (*)	2015 (*)
Interest income	38	56,041	55,156	57,198
Interest expense	39	(21,745)	(24,067)	(24,386)
Net interest income		34,296	31,089	32,812
Dividend income	40	384	413	455
Share of results of entities accounted for using the equity method	13 and 41	704	444	375
Commission income	42	14,579	12,943	13,042
Commission expense	43	(2,982)	(2,763)	(3,009)
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	44	404	869	1,265
Gains or losses on financial assets and liabilities held for trading, net	44	1,252	2,456	(2,312)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net	44	(85)	426	325
Gains or losses from hedge accounting, net	44	(11)	(23)	(48)
Exchange differences, net	45	105	(1,627)	3,156
Other operating income	46	1,618	1,919	1,971
Other operating expenses	46	(1,966)	(1,977)	(2,235)
Income from assets under insurance and reinsurance contracts	46	2,546	1,900	1,096
Expenses from liabilities under insurance and reinsurance contracts	46	(2,489)	(1,837)	(998)
Total income		48,355	44,232	45,895
Administrative expenses		(20,400)	(18,737)	(19,302)
Staff costs	47	(12,047)	(11,004)	(11,107)
Other general administrative expenses	48	(8,353)	(7,733)	(8,195)
Depreciation and amortisation cost	16 and 18	(2,593)	(2,364)	(2,418)
Provisions or reversal of provisions	25	(3,058)	(2,508)	(3,106)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss, net		(9,259)	(9,626)	(10,652)
Financial assets measured at cost		(8)	(52)	(228)
Financial assets available-for-sale		(10)	11	(230)
Loans and receivables	10	(9,241)	(9,557)	(10,194)
Held-to-maturity investments		—	(28)	—
Profit from operations		13,045	10,997	10,417
Impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	(13)	(17)	(1)
Impairment on non-financial assets, net		(1,260)	(123)	(1,091)
Tangible assets	16	(72)	(55)	(128)
Intangible assets	17 and 18	(1,073)	(61)	(701)
Others		(115)	(7)	(262)
Gains or losses on non financial assets and investments, net	49	522	30	112
Of which: Investments in subsidiaries, joint ventures and associates		431	15	91
Negative goodwill recognised in results		—	22	283
Gains or losses on non-current assets held for sale not classified as discontinued operations	50	(203)	(141)	(173)
Profit or loss before tax from continuing operations		12,091	10,768	9,547
Tax expense or income from continuing operations	27	(3,884)	(3,282)	(2,213)
Profit for the period from continuing operations		8,207	7,486	7,334
Profit or loss after tax from discontinued operations	37	—	—	—
Profit for the period		8,207	7,486	7,334
Profit attributable to non-controlling interests	28	1,588	1,282	1,368
Profit attributable to the parent		6,619	6,204	5,966
Earnings per share
Basic	4	0.404	0.401	0.397
Diluted	4	0.403	0.399	0.396

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2017.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

	Note	2017	2016 (*)	2015 (*)
CONSOLIDATED PROFIT FOR THE YEAR		8,207	7,486	7,334

OTHER RECOGNISED INCOME AND EXPENSE		(7,320)	(303)	(4,076)
Items that will not be reclassified to profit or loss	29	(88)	(806)	445
Actuarial gains and losses on defined benefit pension plans		(157)	(1,172)	695
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		1	(1)	—
Other valuation adjustments		—	—	—
Income tax relating to items that will not be reclassified to profit or loss		68	367	(250)
Items that may be reclassified to profit or loss	29	(7,232)	503	(4,521)
Hedges of net investments in foreign operations (Effective portion)		614	(1,329)	(27)
Revaluation gain (losses)		614	(1,330)	(27)
Amounts transferred to income statement		—	1	—
Other reclassifications		—	—	—
Exchanges differences		(8,014)	676	(3,518)
Revaluation gain (losses)		(8,014)	682	(3,518)
Amounts transferred to income statement		—	(6)	—
Other reclassifications		—	—	—
Cash flow hedges (Effective portion)		(441)	495	(91)
Revaluation gain (losses)		501	6,231	(105)
Amounts transferred to income statement		(942)	(5,736)	14
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Financial assets available-for-sale		683	1,326	(1,216)
Revaluation gains (losses)		1,137	2,192	(555)
Amounts transferred to income statement		(454)	(866)	(661)
Other reclassifications		—	—	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		(70)	80	(147)
Income tax relating to items that may be reclassified to profit or loss		(4)	(745)	478
Total recognised income and expenses		887	7,183	3,258
Attributable to non-controlling interests		1,005	1,656	796
Attributable to the parent		(118)	5,527	2,462

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognised income and expense for the year ended December 31, 2017.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

									Parent			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own Equity instruments	result for the period	(-) Dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12/31/16 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/16 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

Total recognised income and expense	—	—	—	—	—	—	—	—	6,619	—	(6,737)	(583)	1,588	887

Other changes in equity	777	6,141	525	(24)	3,484	—	(653)	(15)	(6,204)	(362)	—	—	(422)	3,247
Issuance of ordinary shares	777	6,141	—	—	—	—	6	—	—	—	—	—	543	7,467
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	525	—	—	—	—	—	—	—	—	—	592	1,117
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	(802)	—	—	—	—	(2,029)	—	—	(665)	(3,496)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,309)	—	—	—	—	—	(1,309)
Disposal of equity instruments	—	—	—	—	—	—	26	1,294	—	—	—	—	—	1,320
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,286	—	251	—	(6,204)	1,667	—	—	—	—
Increases or (-) decreases due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(39)	(39)
Share-based payment	—	—	—	(72)	—	—	—	—	—	—	—	—	24	(48)
Others increases or (-) decreases of the equity	—	—	—	48	—	—	(936)	—	—	—	—	—	(867)	(1,755)

Balance as at 12/31/17	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2017.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

									Parent			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own Equity instruments	result for the period	(-) Dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12/31/15 (*)	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753

Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/15 (*)	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753

Total recognised income and expense	—	—	—	—	—	—	—	—	6,204	—	(677)	374	1,282	7,183

Other changes in equity	74	(89)	—	26	3,524	—	(280)	203	(5,966)	(121)	—	—	(608)	(3,237)
Issuance of ordinary shares	74	(89)	—	—	—	—	15	—	—	—	—	—	534	534
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)
Dividends	—	—	—	—	(722)	—	—	—	—	(1,667)	—	—	(800)	(3,189)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,380)	—	—	—	—	—	(1,380)
Disposal of equity instruments	—	—	—	—	—	—	15	1,583	—	—	—	—	—	1,598
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,246	—	174	—	(5,966)	1,546	—	—	—	—
Increases or (-) decreases due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(197)	(197)
Share-based payment	—	—	—	(79)	—	—	—	—	—	—	—	—	—	(79)
Others increases or (-) decreases of the equity	—	—	—	105	—	—	(484)	—	—	—	—	—	(123)	(502)

Balance at 12/31/16 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2017.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

									Parent			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own Equity instruments	result for the period	(-) Dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12/31/14(*)	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714

Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/15 (*)	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714

Total recognised income and expense	—	—	—	—	—	—	—	—	5,966	—	(3,504)	(572)	1,368	3,258

Other changes in equity	925	6,390	—	(51)	4,569	—	31	(200)	(5,816)	(1,075)	—	—	1,008	5,781
Issuance of ordinary shares	925	6,390	—	—	—	—	120	—	—	—	—	—	320	7,755
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	890	890
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(20)	(20)
Dividends	—	—	—	—	(673)	—	—	—	—	(1,546)	—	—	(461)	(2,680)
Purchase of equity instruments	—	—	—	—	—	—	—	(3,225)	—	—	—	—	—	(3,225)
Disposal of equity instruments	—	—	—	—	—	—	16	3,025	—	—	—	—	—	3,041
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,242	—	103	—	(5,816)	471	—	—	—	—
Increases or (-) decreases due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	761	761
Share-based payment	—	—	—	(188)	—	—	—	—	—	—	—	—	107	(81)
Others increases or (-) decreases of the equity	—	—	—	137	—	—	(208)	—	—	—	—	—	(589)	(660)

Balance at 12/31/15 (*)	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2017.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

	Note	2017	2016 (*)	2015 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		40,188	21,823	5,678

Consolidated Profit for the year		8,207	7,486	7,334
Adjustments made to obtain the cash flows from operating activities		23,927	22,032	20,614
Depreciation and amortisation cost		2,593	2,364	2,418
Other adjustments		21,334	19,668	18,196
Net increase/(decrease) in operating assets		18,349	17,966	69,587
Financial assets held-for-trading		(18,114)	6,234	866
Financial assets at fair value through profit or loss		3,085	(12,882)	2,376
Financial assets available-for-sale		2,494	(7,688)	15,688
Loans and receivables		32,379	27,938	53,880
Other operating assets		(1,495)	4,364	(3,223)
Net increase/(decrease) in operating liabilities		30,540	13,143	49,522
Liabilities held-for-trading financial		1,933	8,032	(2,655)
Financial liabilities designated at fair value through profit or loss		19,906	(13,450)	(8,011)
Financial liabilities at amortised cost		12,006	21,765	58,568
Other operating liabilities		(3,305)	(3,204)	1,620
Income tax recovered/(paid)		(4,137)	(2,872)	(2,205)

B. CASH FLOWS FROM INVESTING ACTIVITIES		(4,008)	(13,764)	(6,218)

Payments		10,134	18,204	10,671
Tangible assets	16	7,450	6,572	7,664
Intangible assets	18	1,538	1,768	1,572
Investments	13	8	48	82
Subsidiaries and other business units		838	474	1,353
Non-current assets held for sale and associated liabilities		—	—	—
Held-to-maturity investments		300	9,342	—
Other proceeds related to investing activities		—	—	—
Proceeds		6,126	4,440	4,453
Tangible assets	16	3,211	2,608	2,386
Intangible assets	18	—	—	2
Investments	13	883	459	422
Subsidiaries and other business units		263	94	565
Non-current assets held for sale and associated liabilities	12	1,382	1,147	940
Held-to-maturity investments		387	132	138
Other payments related to investing activities		—	—	—

C. CASH FLOW FROM FINANCING ACTIVITIES		4,206	(5,745)	8,960

Payments		7,783	9,744	7,248
Dividends	4	2,665	2,309	1,498
Subordinated liabilities	23	2,007	5,112	2,239
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		1,309	1,380	3,225
Other payments related to financing activities		1,802	943	286
Proceeds		11,989	3,999	16,208
Subordinated liabilities	23	2,994	2,395	4,787
Issuance of own equity instruments		7,072	—	7,500
Disposal of own equity instruments		1,331	1,604	3,048
Other proceeds related to financing activities		592	—	873

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(5,845)	(3,611)	(522)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		34,541	(1,297)	7,898

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		76,454	77,751	69,853

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		110,995	76,454	77,751

MEMORANDUM ITEMS
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,583	8,413	7,436
Cash equivalents at central banks		87,430	54,637	56,556
Other financial assets		14,982	13,404	13,759
Less: Bank overdrafts refundable on demand		—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		110,995	76,454	77,751

In which: restricted cash		—	—	—

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2017.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements

for the year ended December 31, 2017

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

The Group’s consolidated financial statements for 2015 were approved by the shareholders at the Bank’s annual general meeting on March 18, 2016. The Group’s consolidated financial statements for 2016 were approved by the shareholders at the Bank’s annual general meeting on April 7, 2017. The 2017 consolidated financial statements of the Group, the financial statements of the Bank and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any significant changes.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22 on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2017 were authorized by the Bank’s directors (at the board meeting on February 13, 2018) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2, accordingly, they present fairly the Group’s equity and financial position at December 31, 2017 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in its consolidated equity and the consolidated cash flows in 2017. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Adoption of new standards and interpretations issued

The following standards came into force and were adopted by the European Union in 2017:

•

Modification of IAS (International Accounting Standards) 12 Recognition of deferred tax assets for unrealized losses (effective for annual reporting periods beginning on or after January 1, 2017) clarify that the existence of a deductible temporary differences depends just on the comparison between the carrying amount and tax base of assets and liabilities at the end of the informed period and it is not affected by possible future changes on the carrying amount or the expected standard of the asset recovery.

•

Modification of IAS 7 Disclosure initiative (effective for annual reporting periods beginning on or after January 1, 2017) has as its main objective to improve the presentation and the breakdown in the statement of cash flows. The modifications require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the following amendments with an effective date subsequent to December 31, 2017 were in force:

•

IFRS 9 Financial instruments—Classification and measurement, hedging and impairment (mandatory for annual periods starting from January 1, 2018). IFRS 9 establishes the recognition and measurement requirements for financial instruments and certain classes of contracts for trades involving non-financial assets. These requirements should be applied in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative financial statements. The main aspects of the new standard are:

(a)

Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows. Depending on these factors, the asset can be measured at amortised cost, at fair value with changes reported in other comprehensive income, or at fair value with changes reported through profit and loss for the period. IFRS 9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. Santander Group uses the following criteria for the classification of financial debt instruments:

•

Amortised cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over those where no significant unjustified sales exist and fair value is not a key factor in managing these financial assets. In this way, unjustified sales are those that are different from sales related with an increase in the asset’s credit risk, unanticipated funding needs (stress case scenario), even if such sales are significant in value, or from sales of assets that no longer met the credit criteria specified in the entity’s investment policy. Additionally, the contractual flow characteristics substantially represent a “basic financing agreement”.

•

Fair value with changes recognised through other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

•

Fair value with changes recognised through profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”.

Santander Group’s main activity revolves around retail and commercial banking operations, and its exposure does not focus on complex financial products. The Group’s main objective is to achieve consistent classification of financial instruments in the portfolios as established under IFRS 9. To this end, it has developed guidelines containing criteria to ensure consistent classification across all of its units. Additionally, the Group has analysed its portfolios under these criteria, in order to assign its financial instruments to the appropriate portfolio under IFRS 9, with no significant changes being identified. Based on this analysis, Santander Group concludes that:

•

Most of its financial assets classified as loans and advances under IAS 39 will continue to be recognised at amortised cost under IFRS 9. As a consequence of the contractual cash flows characteristics analysis of the financial instruments, a 0.3% of the total balance at December 31, 2017 under IAS 39 for the period primarily will be reclassified to fair value with changes reported through profit and loss. As a result of the business model definition according to the assets managed, a 0.2% of the total balance at December 31, 2017 under IAS 39 will be reclassified to fair value with changes recognised in other comprehensive income.

•

In general, debt instruments classified as available-for-sale financial assets will be measured at fair value with changes recognised through other comprehensive income. As a consequence of the contractual cash flows characteristics analysis of the financial instruments, a 0.2% of the total balance at December 31, 2017 under IAS 39 for the period primarily, will be reclassified to fair value with changes reported through profit and loss. As a result of the business model definition according to the assets managed, a 5.1% of the total balance at December 31, 2017 under IAS 39 will be reclassified to fair value with changes recognized in other comprehensive income.

However, the expected impact in shareholders’ equity due to the reclassifications mentioned above is not considered significant.

Available-for-sale equity instruments will be classified at fair value under IFRS 9, with changes recognised through profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes recognised through other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognised through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

On October 12, 2017, the IASB (International Accounting Standards Board) published a clarification on the treatment of certain prepayment options in relation to the assessment of contractual cash flows of principal and interest on financial instruments, which is currently pending approval by the European Union. However, the Group does not expect a significant impact in the transition period prior to the adoption of this amendment.

(b)

Credit risk impairment model: the most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

•

Scope of application: The IFRS 9 impairment model applies to financial assets valued at amortised cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

•

Use of practical expedients under IFRS 9: IFRS 9 includes a number of practical expedients that may be implemented by entities to facilitate implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical expedients will not be widely used:

•

Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold is used as an additional – but not primary - indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

•	Assets with low credit risk at the reporting date: in general, the Group assesses the existence of significant risk increase in all its financial instruments.

•

Impairment estimation methodology: the portfolio of financial instruments subject to impairment is divided into three categories, based on the stage of each instrument with regard to its level of credit risk:

•

Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following 12 months from the reporting date.

•

Stage 2: if there has been a significant increase in risk since the date of initial recognition, but the impairment event has not materialised the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument.

•

Stage 3: a financial instrument is catalogued in this stage when shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

Additionally, the amount relative to the impairment provision reflects expected credit risk losses through the expected residual life in those financial instruments purchased or originated credit impaired (POCI).

The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. GDP (Gross Domestic Product), house pricing, unemployment rate, etc.).

In estimating the parameters used for impairment provisions calculation (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default) and discount rate), the Group leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Group is aware of the differences between such models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 impairment provision models.

•

Determination of significant increase in risk: with the purpose of determine whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into Stage 2, the Group considers the following criteria.

Quantitative criteria

Changes in the risk of a default occurring through the expected life of the financial instrument are analyzed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into Stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all geographies.

Qualitative criteria

In addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g.: over 30 days past due, forbearances, etc.). Each unit has defined these qualitative criteria for each of its portfolios, according to its particularities and with the policies currently in force.

The use of these qualitative criteria is complemented with the use of an expert judgement.

•	Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations.

•

Use of present, past and future information: estimation of expected losses requires a high component of expert judgement and it must be supported by past, present and future information. Therefore, these expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as GDP or unemployment rate.

The Group already uses forward looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

•

Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g: credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices mitigates such exposure.

•

Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognised through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

(c)

Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group will continue to apply IAS 39 in hedge accounting.

Transition

The European Union has already endorsed IFRS 9. The criteria established by this rule for the classification, measurement and impairment of financial assets, will be applied in a retrospective way, adjusting the first opening balances in the first application date (January 1, 2018). This new international standard is aligned with the credit risk directives of the EBA and Bank of Spain Circular 4/2017.

Santander Group has estimated an impact in (Common Equity Tier 1 -CET 1-) fully loaded basis of-20bp. The Group will apply a progressive phased-in regime in the period of 5 years based on Regulation (EU) No 2017/2395 of the European Parliament and of the Council amending Regulation (EU) No 575/2013 as regards transitional arrangements for mitigating the impact of the introduction of IFRS 9 on own funds that would be an impact of the new impairment model of IFRS 9 of -1bp on Common Equity Tier 1 capital during the period from January 1, 2018 to December 31, 2018 or 5% of total impact. The increase in impairment provisions amounts to approximately EUR 2,200 million.

The main causes of this impact are the requirements to record impairment provisions for the whole life of the transaction for instruments where a significant risk increase has been identified after initial recognition, in addition to forward-looking information in the estimates of impairment provisions.

IFRS 9 implementation strategy and governance

The Group has established a global and multidisciplinary workstream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, ensuring that these processes have been applied in a uniform way for all Group units, and, at the same time, have been adapted to each unit’s individual features.

Accordingly, since 2016, the Group has been working towards defining an objective internal model and analysing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions. The process was completed in 2017.

Regarding the governance structure, the Group set up a regular committee to manage the project, and a task force which is responsible for its tasks, ensuring that the pertinent responsible teams take part in coordination with all geographical areas.

Hence, the main divisions involved in the project at the highest level, and which are thus represented in the project governance bodies, are: Risks, Financial Accounting & Management Control and Technology and Operations. Internal Audit division was involved in the project, having kept regular meetings regarding the status of the project.

The governance structure currently implemented at both corporate level and in each one of the units, complies with the requirements set out in the new standards both in IFRS 9, and in other related regulatory standards (e.g, EBA credit risk guidelines).

Main project stages and milestones

In relation to the entry into force of this new international standard, in its 2016 consolidated financial statements the Group reported the progress and main milestones achieved to that date regarding the implementation plan for its adoption. This report includes an update on this information included in the 2016 consolidated financial statements.

The work undertaken by Santander Group includes an assessment of the financial instruments included in the classification and measurement requirements of IFRS 9 and the development of impairment methodology for calculating expected loss impairment provisions.

The Group has drawn up the accounting policies and methodological framework for the implementation developments carried out by each local unit. These internal regulations have been approved by all relevant corporate bodies before the new standard comes into force.

With regard to classification and measurement, since 2016 the Group has been carrying out an analysis of its stock of products, focusing mainly on those that could trigger a change in accounting methodology, due to the business model involved and failure to meet SPPI test requirements (solely payments of principal and interest).

Additionally, using information from 2017, the Group has updated this analysis and reviewed any new products during the period, assessing both its asset management strategies (identifying the corresponding business model), and broadening the review of products in stock.

The local units have now finished developing impairment models for all their portfolios. The implementation of these impairment methodologies has enabled the Group to assess the cause of impact in each portfolio, the impact of each material Group unit, and to consider the total impact at group level.

The Group has started, in the second half of 2017, the parallel calculation of impairment provisions under IFRS 9 formally, without prejudice to the fact that a preliminary parallel calculation was already being made at consolidated level for monitoring, performance tracking and impact purposes. Based on the preliminary results obtained from the impairment provisions calculations, the Group has addressed the disclosure requirements of the EBA’s second QIS (Quantitative Impact Study).

The governance process has been completed for the development, validation and approval of the model that started with a validation of the first models by the Corporate Internal Validation team and the Internal Validation units of the countries where these exist.

Further, given the importance of the control environment in the processes, the corporate development of the governance model of the impairment provisions calculation process as well as aspects related to the classification of financial instruments has been completed. The proposed model includes a reference design of the controls to be implemented in the new developments made in the implementation of the new standard. Also, as part of the proposed government model, has defined a process of periodic review of the main elements including, among others, the following areas:

•	Business models defined in each Group unit.

•	Quantitative and qualitative criteria defined for significant increase in risk.

•	Macroeconomic scenario defined for impairment provisions calculation.

•	Model adequacy for impairment provisions calculation.

•

IFRS 15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after January 1, 2018)—the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations currently in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognises revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognise revenue when as the entity satisfies a performance obligation.

•	Clarifications to IFRS 15 income coming from contracts with clients.

The application of the aforementioned accounting Standard and its Clarifications will not have any material effects on the Group’s consolidated financial statements.

•

Modification to IFRS 4 “Insurance contracts” applying IFRS 9 “Financial Instruments” (effective for annual reporting periods beginning on or after January 1, 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS 9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS 9 until the year 2021. Entities that defer the application of IFRS 9 will continue to apply the existing norm of Financial Instruments IAS 39.

The deferral of the aforementioned standard does not apply as the required conditions for this deferral are not met.

•

IFRS 16 Leasings substitutes IAS 17, IFRIC (International Financial Reporting Interpretation Committee) 4, SIC (Standard Interpretations Committee)-15 and SIC-27. It was adopted by the European Union on October 31, 2017 through the Regulation (EU) 2017/1986. The effective date affects the annual periods starting on of January 1, 2019. The Santander Group has not applied the possibility of early adoption.

IFRS 16 establishes the principles for the recognition, valuation, presentation and breakdown of leases, with the aim of guaranteeing that both the lessee and the lessor provide relevant information that presents a true image of such operations. The standard foresees a single accounting model for the lessee, according to which the lessee must recognize the assets and liabilities related to all leases, unless lease term is 12 months or less or the value of the underlying asset is low.

Lessors continue to classify leases into operating or financial leases, and the approach of IFRS 16 with respect to the lessor’s accounting remains in essence like the former approach, foreseen in IAS 17.

The standard includes guidance on a number of issues such as optional exemptions in its application, or the identification of a lease.

Definition of leasing

A contract is, or contains, a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. The control is transferred when the client has both the right to control the use of the identified asset and the right to obtain basically all the economic benefits derived from such use.

Lessee’s accounting

The lessee recognizes a right-of-use asset and a leasing liability.

The right-of-use asset is initially valued at the amount of the leasing liability plus all initial direct costs incurred by the lessee.

Once the lease has begun, the lessee values the right-of-use asset using a cost model (unless specific conditions apply), minus accumulated amortization.

The leasing liability is initially valued at the present value of the payable installments over the term of the lease, discounted at a rate implicit in the lease, if it can be easily determined, the lessee will apply the incremental interest rate of the debt.

Variable leasing payments that depend on an index or a rate are included in the initial valuation of the leasing liability, and are initially valued by applying the index or rate on the start date, while the remaining variable leasing payments are recognized in the income statement in the period in which the event or condition that triggers the payment takes place, unless the costs are included in the book value of another asset in accordance with another Standard.

Lessor’s accounting

Lessors classify each lease as operative or as financial. A lease is classified as financial if it transfers almost all the risks and benefits derived from the ownership of an underlying asset. All other leases will be classified as operating.

The lessor recognizes the assets acquired under financial leasing as accounts receivable for an amount equivalent to the net investment in the lease at the time of start of the lease.

Sale operations and subsequent leasing

To determine whether the transfer of an asset is accounted for as a sale or not, the Bank will apply IFRS 15 requirements in order to determine if an obligation has been satisfied.

If an asset’s transfer meets IFRS 15 requirements for being accounted for as a sale, the seller values the right-of-use asset in the proportion of the previous book value which refers to the retained right of use. Therefore, the seller only recognizes the amount of the benefit or loss related to the rights transferred to the buyer.

Sale and subsequent lease operations prior to the effective date of the Standard will not have retroactive effect with respect to the benefit recognition at the beginning of those operations.

Since alternative accounting treatments in the first application are allowed by the IFRS 16, the Group, from the point of view of the lessee, must take an accounting decision on the following options, which will influence the amount of the asset and liability to be recognized and, therefore, the financial ratios:

•

Option 1 consists of redoing comparative statements as if active lease agreements had always been applied to it (full retrospective application, following IAS 8). The difference between the right of use and the leasing liability is recorded against reserves at the beginning of 2019 financial year.

•

Option 2 does not recast comparative statements. In the case of leases which previously were operational, the liability as of January 1, 2019 is calculated by discounting the remaining future cash flows using the interest rate of the lessee’s debt at the date of first application. The asset is valued as the liability (adjusted by any prepayment or accrual prior to the date of first application). Since there is no difference among the assets and liabilities, this option has no effect on equity, reflecting their impact as a higher cost (amortization and financial cost) throughout the lease’s life. In the case of leases that were previously financial, assets and liabilities recognized under IAS 17 are maintained.

•

Option 3 is similar to option 2 except for the asset being valued as of January 2019 as if IFRS 16 had been applied since the beginning of the contract (but discounting the cash flows at the interest rate of the first date of application). The asset is calculated at the beginning of January 1, 2019 and the amount remaining to be amortized is recorded. The liability is calculated as of January 2019 in the same way as option 2. The difference between the lease liability and the right to use is recognized against reserves as of January 2019.

The Group is evaluating the effects derived from the application of IFRS 16.

•	Improvements to IFRS Cycle 2014-2016 – introduce lesser modifications than IFRS 12.

Lastly, at the date of preparation of these consolidated financial statements, the following standards which effectively come into force after December 31, 2017 had not yet been adopted by the European Union:

•

Modification to the IFRS 2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

•	Annual Improvements to IFRS Standards 2014-2016 Cycle–Contains minor amendments to IFRS 1 and IAS 28.

•

New interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognise the profits associated to the income statement, it shall recognise both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS 21 The Effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognised in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognised, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate I force when it is recognised in the income statement as a profit or loss.

•	Modification of IAS 40 Transfers of investment properties; Changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.

•

IFRIC 23 The uncertainty over income tax treatment; it applies to the tax gain or loss determination, tax bases, effects of tax laws, taxes and interest rates, when there is uncertainty about taxes treatment according to IAS 12.

•	IFRS 17 Insurance contracts; It is a new integrated accounting standard for insurance contracts, which includes recognition, measurement, presentation and disclosure.

•

Modification of IAS 28 Investments in associates and joint ventures; there are changes in associate or joint venture long-term interests and IFRS 10 Consolidated Financial Statements—sales or contributions of assets between an investor and its associates or joint ventures.

The Group is currently analysing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2017 were applied in their preparation.

c)	Use of critical estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•

The impairment losses on certain assets: it applies to financial assets held for sale, loans and receivables, non-current assets and disposable groups of items classified as held for sale, investments, tangible assets and intangible assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17);

•	The calculation of provisions and the consideration of contingent liabilities (see Note 25);

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22);

•	The recoverability of deferred tax assets (see Note 27); and

•	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations (see Note 3).

Although these estimates were made on the basis of the best information available at 2017 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related consolidated income statement.

d)	Information relating to 2016 and 2015

On November 19, 2015, Circular 5/2015, of October 28, of the Spanish Securities Market Commission, which adapts the models established in Annex II of Circular 1/2008, dated January 30, for the credit entities, to the new models provided for in Circular 5/2014 of November 28, of the Bank of Spain, for the years beginning on or after January 1, 2016. The adaptation of the Circular has modified the breakdown and presentation of certain headings in the financial statements, without these changes being significant. The information for the years 2015 was re-classified in 2016 under this Circular in a way that is comparative.

The information in Note 4 relating to the ordinary shares outstanding of 2016 and 2015 periods has been recasted, in order to be presented in a comparative manner due to the capital increase described in Note 31.a.

Therefore, the information for the years 2016 and 2015 contained in these notes to the consolidated financial statements is presented with the information relating to 2017 for comparative purposes only.

Additionally, the impact of the acquisition of Banco Popular Español, S.A. (“Banco Popular”) (See Note 3) is not reflected in the comparative of the figures, mainly in the balance sheet, corresponding to the years 2016 and 2015.

In order to interpret the changes in the balances with respect to December 31, 2017, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b) and the impact of the appreciation/(depreciation) of the various currencies against the euro in 2017, based on the exchange rates at the end of 2017: Mexican peso (-7.98%), US dollar (-12.11%), Brazilian real (-13.65%), pound sterling (-3.50%), Chilean peso (-3.98%) and Polish zloty (5.59%); as well as the evolution of the comparable average exchange rates: Mexican peso (-3.07%), US dollar (-1.88%), Brazilian real (6.58%), pound sterling (-6.74%), Chilean peso (2.18%), and Polish zloty (2.49%).

e)	Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

The aim is to secure the Group’s solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC (return on risk-adjusted capital) and value creation of each business unit- are generated, analysed and reported to the relevant governing bodies on a regular basis.

Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group; at the same time the Group assesses, also in the various scenarios, whether it meets the regulatory capital ratio requirements.

In order to adequately manage the Group’s capital, it is essential to estimate and analyse future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group’s economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitisations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crisis that could happen again or plausible but unlikely stress situations.

Following is a brief description of the regulatory capital framework to which Santander Group is subject.

In December 2010 the Basel Committee on Banking Supervision published a new global regulatory framework for international capital standards (Basel III) which strengthened the requirements of the previous frameworks, known as Basel I, Basel II and Basel 2.5, and other requirements additional to Basel II (Basel 2.5), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. On June 26, 2013 the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015. This Circular largely repeals largely Circular 3/2008, on the calculation and monitoring of minimum capital (though, in the aspects covered by Circular 5/2008, on minimum capital and other mandatory reporting of information for mutual guarantee societies, the latter will remain in effect); and a section of Circular 2/2014, on the exercise of various regulatory options contained in the CRR. The CRR is directly applicable in EU Member States as from January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

The CRR establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group, especially DTAs (Deferred Tax Assets) calendar. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The Basel regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (the Advanced Internal Ratings-Based AIRB approach) in the calculation of risk-weighted exposures. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

On November 23, 2016, the European Commission released a draft of the new CRR and CRD IV incorporating different Basel standards, such as the Fundamental Review of the Trading Book for Market Risk, the Net Stable Funding Ratio for liquidity risk or the SA-CCR for calculation of the EAD by counterparty risk, and introduces modifications related to the treatment of central counterparties, from the MDA (Maximum distribution Amount), Pillar 2 and the leverage ratio, among others. The most significant change is the implementation of the TLAC (Total Loss-Absorbing Capacity) Term Sheet issued by the Financial Stability Board (FSB) in the capital framework. Therefore, systemically important banks will have to comply with MREL (Minimum Requirement for own funds and Eligible Liabilities)/TLAC requirements under Pillar 1 while non-systemically important banks need only comply with MREL under Pillar 2 that the resolution authority will decide on a case-by-case basis.

The Single Resolution Board (SRB) published its Minimum Required Eligible Liabilities (MREL) policy for 2017. For the 2017 resolution planning cycle, the SRB is in transition from MREL informational objectives to start establishing binding specific MREL consolidated objectives for each bank in the future, both at the single entry point (SPE) and the multiple entry point (MPE), for most large and complex banks, including all global institutions of systemic importance (G -SII).

The MREL policy of the SRB for 2017 is based on a gradual approach to reach the final objectives (target level) of MREL over a period of several years, and failure to do so could result in the consideration that the entity cannot be resolved. In relation to the subordination criterion, the SRB considers that the entities of global systemic importance (G-SIIs) have to comply at least with a level of subordination equal to 13.5% of the assets weighted by risk or risk-weighted assets (RWA) plus the Combined Buffer.

At December 31, 2017 the Group met the minimum capital requirements established by current legislation (See Note 54).

ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities

The Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%. The commitment assumed before the supervisor still implies the adaptation of advanced models within the ten key markets where Santander Group operates.

Accordingly, the Group continued in 2017 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

The Group has obtained authorisation from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Norway, Sweden and Finland), France and the United States.

During 2017, approval was obtained for the sovereign portfolios, Institutions (FIRB method) and Specialized Financing (Slotting) in Chile, Mortgages and most revolving of Santander Consumer Germany as well as the portfolios of dealers of PSA France and PSA UK (FIRB method).

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in UK, Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, Santander Group has been applying the standardised approach provided for under the European Capital Requirements Directive. On 2017 the European Central Bank authorized the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level for operational risk at Banco Santander México, in addition to obtained was made in 2016 in Brazil.

f)	Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

g)	Events after the reporting period

No significant events occurred from January 1, 2018 to the date on which these consolidated financial statements were authorized for issue.

h)	Other information

UK Referendum

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU. Immediately after this result, global and UK stock and exchange markets began a period of high volatility, including a sharp devaluation of the pound, which adds to the continuing uncertainty in relation to the departure of the United Kingdom and its future relationship with the EU.

On March 29, 2017, the UK gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. This has triggered a two-year period of negotiation which will determine the new terms of the UK’s relationship with the EU. After that period the UK’s EU membership will cease. These negotiations are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes in the fiscal, monetary and regulatory landscape. In consequence of the above, the Group could have a negative adverse effect on the financing availability and terms and, more generally, on the results, financial condition and prospects.

Fidelity Bonds

On July 13, 2017, Banco Santander and Banco Popular informed that they had decided to launch a compensation action aimed at building loyalty among their network retail clients affected by Banco Popular’s resolution (the “Fidelity Action”).

By virtue of the Fidelity Action, those clients who meet certain conditions and who have been affected by the resolution of Banco Popular will be able to receive, without any payment on their part, tradable securities issued by Banco Santander for a nominal value up to the investment in shares or certain subordinated bonds of Banco Popular (with certain limits) that they held as of the date of the resolution of Banco Popular. In order to benefit from such action, it will be necessary for the client to waive legal actions against the Group.

The Fidelity Action will be done through the delivery to the client of contingent redeemable perpetual bonds (“The Fidelity Bonds”) of Banco Santander, S.A. The Fidelity Bonds will accrue a discretional, non-cumulative cash coupon, payable quarterly in arrears.

The Fidelity Bonds are perpetual securities; however, it will be possible to totally redeem them by decision of Banco Santander, with the prior authorization of the European Central Bank, in any of the payment dates of the coupon, after seven years from their issuance.

In accordance with the conditions stipulated in the issuance of the Fidelity Bonds, related to the discretional remuneration by the Bank and other aspects, this financial instrument is considered as an equity instrument in accordance with the applicable regulation.

On September 12, 2017, we informed that the Fidelity Bonds had been approved by the Spanish Securities Market Commission and registered in its official records. The offer acceptance period goes from September 13, 2017 until December 7, 2017.

On December 15, 2017, the Group announced that once the offer acceptance period was finalized, the offer acceptances amounted to 77.88% of the total amount, and, therefore the nominal value of the Fidelity Bonds to be issued was EUR 764 million, which market value of the bonds at the time of their concession was EUR 525 million (See Note 3).

2.	Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Presentation currency

The Bank’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.

ii.	Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union (“EMU”) countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

•	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•

Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

•

The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:

•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the year.

•	Equity items, at the historical exchange rates.

iii. Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised in Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised in equity under Other comprehensive income–Items that may be reclassified to profit or loss and Items not reclassified to profit or loss–Other recognised income and expense of investments in subsidiaries, joint ventures and associates, until the related item is derecognised, at which time they are recognised in profit or loss.

Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognised under equity–Other comprehensive income–Items not reclassified to profit or loss–Actuarial gains or (-) losses on defined benefit pension plans.

iv. Entities located in hyperinflationary economies

At December 31, 2017, 2016 and 2015 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of the last three reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v. Exposure to foreign currency risk

The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimising the cost of financing the hedges.

The following tables show the sensitivity of consolidated profit and consolidated equity to the changes in the foreign currency positions resulting from all the Group’s foreign currency items caused by 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the consolidated equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2017	2016	2015	2017	2016	2015
US dollar	(157.9)	(187.1)	(167.2)	(1.4)	(4.5)	(8.7)
Chilean peso	(29.0)	(27.9)	(23.7)	(1.8)	(4.2)	(5.0)
Pound sterling	(176.6)	(184.9)	(194.2)	(3.1)	(10.0)	(13.0)
Mexican peso	(16.0)	(16.2)	(19.7)	(1.2)	(5.4)	(5.9)
Brazilian real	(93.1)	(122.3)	(93.1)	(6.5)	(6.3)	(13.6)
Polish zloty	(34.5)	(31.5)	(32.8)	(1.5)	(3.3)	(3.9)

Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2017	2016	2015	2017	2016	2015
US dollar	161.1	190.8	170.5	1.5	4.5	8.8
Chilean peso	29.6	28.4	24.1	1.8	4.3	5.1
Pound sterling	180.2	188.7	198.2	3.2	10.2	13.2
Mexican peso	16.3	16.5	20.1	1.2	5.5	6.0
Brazilian real	95.0	124.7	94.9	6.6	6.5	13.8
Polish zloty	35.2	32.1	33.4	1.5	3.3	4.0

The foregoing data were obtained as follows:

a.

Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognised in consolidated equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b.

Effect on consolidated profit: the effect was determined by applying the fluctuations in the average exchange rates used for the year, as indicated in Note 2.a.ii, to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2017, 2016 and 2015.

b)	Basis of consolidation

i.	Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognised at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (See Note 17). Negative differences are recognised in profit or loss on the date of acquisition.

Additionally, the share of third parties of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (See Note 28). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

At December 31, 2017 the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital, (i) Luri 1, S.A. and (ii) Luri 2, S.A, also the structured consolidated entities. The percentage ownership interests in the aforementioned companies were 31% and 30%, respectively (See Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities. The company object of the first two entities is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services. The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The Appendices contain significant information on the subsidiaries.

ii.	Interests in joint ventures

Joint ventures are deemed to be entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more parties have interests in entities so that decisions about the relevant activities require the unanimous consent of all the parties sharing control.

In the consolidated financial statements, investments in joint ventures are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a joint venture are eliminated to the extent of the Group’s interest therein.

The Appendices contain significant information on the joint ventures.

iii.	Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. It is presumed that the Bank exercises significant influence if it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

There are certain investments in entities which, although the Group owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group and are recognised under Financial assets available-for-sale.

The Appendices contain significant information on the associates.

iv.	Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:

•	Percentage of ownership held by the Group; 20% is established as the general threshold.

•	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.

•	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.

•

Existence of currently exercisable removal rights (possibility of removing the manager from his position), since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

•

Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal. Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.

These structured entities also include the securitisation special purpose vehicles (“SPV”), which are consolidated in the case of the SPVs over which, being exposed to variable yield, it is considered that the Group continues to exercise control.

The exposure associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.

v.	Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity are recognised for accounting purposes as follows:

•

The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognised as part of the consideration transferred and measured at its acquisition-date fair value. Moreover, acquisition-related costs do not for these purposes form part of the cost of the business combination.

•

The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

•

Any positive difference between the aforementioned items is recognised as discussed in Note 2.m. Any negative difference is recognised under negative goodwill recognised in the consolidated income statement.

Goodwill is only measured and recognised once, when control of a business is obtained.

vi.	Changes in the levels of ownership interests in subsidiaries

Acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, and no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves.

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in Other Comprehensive income of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.

vii.	Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in the last three years.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual preference shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

Capital perpetual preference shares (“CCPSs”), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortized permanently, totally or partially, in the event that the Bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.

The following transactions are not treated for accounting purposes as financial instruments:

•	Investments in associates and joint ventures (see Note 13).

•	Rights and obligations under employee benefit plans (see Note 25).

•	Rights and obligations under insurance contracts (see Note 15).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

•

Financial assets held for trading (at fair value through profit or loss): This category includes financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•

Financial assets designated at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

•

Financial assets available-for-sale: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Financial assets designated at fair value through profit or loss.

•

Loans and receivables: This category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group’s business.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes any reductions required to reflect the estimated losses on their recovery).

•

Investments held-to-maturity: This category includes debt instruments with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash, cash balances at Central Banks and other deposits on demand: Cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.

•

Loans and advances: Includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

•	Central Banks: Credit of any nature, including deposits and money market operations received from the Bank of Spain or other central banks.

•	Credit institutions: Credit of any nature, including deposits and money market operations, in the name of credit institutions.

•	Customers: Includes the remaining credit, including money market operations through central counterparties.

•	Debt instruments: Bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•

Equity instruments: Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

•	Derivatives: Includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: This item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•

Hedging derivatives: Includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

Financial liabilities are included for measurement purposes in one of the following categories:

•

Financial liabilities held for trading (at fair value through profit or loss): This category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•

Financial liabilities designated at fair value through profit or loss: Financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

•

Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•

Deposits: Includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments . This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Central banks: Deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Credit institutions: Deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer: Includes the remaining deposits, including money market operations through central counterparties.

•

Marketable debt securities: Includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.

•

Derivatives: Includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•

Other financial liabilities: Includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

•

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: This item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•

Hedging derivatives: Includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

i.	Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, investments held-to-maturity, unquoted equity instruments which cannot be reliably measured and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2017 there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in Gains/losses on financial assets and liabilities held for trading (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

Loans and receivables and Investments held-to-maturity are measured at amortised cost using the effective interest method. Amortised cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortisation (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost also includes any reduction for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognised.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Unquoted equity instruments which cannot be reliably measured in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

ii.	Measurement of financial liabilities

In general, financial liabilities are measured at amortised cost, as defined above, except for those included under Financial liabilities held for trading and Financial liabilities designated at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

The following table shows a summary of the fair values, at the end of 2017, 2016 and 2015, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2017			2016			2015
	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total
Financial assets held for trading	58,215	67,243	125,458	64,259	83,928	148,187	65,849	80,497	146,346

Financial assets designated at fair value through profit or loss	3,823	30,959	34,782	3,220	28,389	31,609	3,244	41,799	45,043
Financial assets available-for-sale (1)	113,258	18,802	132,060	89,563	25,862	115,425	92,284	27,962	120,246
Hedging derivatives (assets)	—	8,537	8,537	216	10,161	10,377	271	7,456	7,727
Financial liabilities held for trading	21,828	85,796	107,624	20,906	87,859	108,765	17,058	88,160	105,218

Financial liabilities designated at fair value through profit or loss	769	58,847	59,616	—	40,263	40,263	—	54,768	54,768
Hedging derivatives (liabilities)	8	8,036	8,044	9	8,147	8,156	400	8,537	8,937
Liabilities under insurance contracts	—	1,117	1,117	—	652	652	—	627	627

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2017, 2016 and 2015, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to EUR 1,211 million, EUR 1,349 million and EUR 1,790 million, respectively (see Note 51.c).

The financial instruments at fair value determined on the basis of published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (Over-The-Counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and bespoke CDO, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•

Expected exposure: Including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•

Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA at December 31, 2017 amounted to EUR 322.5 million (-49.9% compared to 2016) and DVA amounted to EUR 219.6 million (-43.7% compared to 2016). The decrease is due to the fact that credit spreads for the most liquid maturities have been reduced in percentages over 40% and to reductions in the exposure of the main counterparties.

In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of December 31, 2017 and 2016.

During 2017, the Group has not carried out significant reclassifications of financial instruments between levels except the changes disclosed in the level 3 table.

Valuation adjustments due to model risk

The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:

In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.

In the equity markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.

Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2017, 2016 and 2015:

	Millions of euros
	Fair values calculated using internal models at 31/12/17
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	124,178	1,363
Financial assets held for trading	66,806	437
Credit institutions	1,696	—	Present Value Method	Yield curves, FX market prices
Customers (a)	8,815	—	Present Value Method	Yield curves, FX market prices
Debt and equity instruments	335	32	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	55,960	405
Swaps	44,766	189	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	463	5	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,747	162	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	2	—	Present Value Method	Yield curves, FX market prices
Index and securities options	1,257	5	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,725	44	Present Value Method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	8,519	18
Swaps	7,896	18	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	13	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	610	—	Present Value Method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Financial assets designated at fair value through profit or loss	30,677	282
Credit institutions	9,889	—	Present Value Method	Yield curves, FX market prices
Customers (c)	20,403	72	Present Value Method	Yield curves, FX market prices, HPI
Debt and equity instruments	385	210	Present Value Method	Yield curves, FX market prices
Financial assets available-for-sale	18,176	626
Debt and equity instruments	18,176	626	Present Value Method	Yield curves, Volatility surfaces, FX & EQ Dividends, Credit, Others
LIABILITIES:	153,600	196
Financial liabilities held for trading	85,614	182
Central banks	282	—	Present Value Method	Yield curves, FX market prices
Credit institutions	292	—	Present Value Method	Yield curves, FX market prices
Customers	28,179	—	Present Value Method	Yield curves, FX market prices
Debt securities issues	—	—
Derivatives	56,860	182
Swaps	45,041	100	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	497	9	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	5,402	19	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,527	41	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	1	—	Black’s Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,392	13	Present Value Method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Short positions	1	—	Present Value Method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	8,029	7
Swaps	7,573	7	Present Value Method	Yield curves ,FX & EQ market prices, Basis
Exchange rate options	—	—
Interest rate options	287	—	Black’s Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	169	—	Present Value Method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	58,840	7	Present Value Method	Yield curves, FX market prices
Liabilities under insurance contracts	1,117	—	See Note 15

	Millions of euros				Valuation techniques
	Fair values calculated using internal models at
	31/12/16		31/12/15
	Level 2	Level 3	Level 2	Level 3
ASSETS:	146,991	1,349	155,233	2,481
Financial assets held for trading	83,587	341	79,547	950
Credit institutions	3,220	—	1,352	—	Present Value Method
Customers (a)	9,504	—	6,081	—	Present Value Method
Debt and equity instruments	798	40	650	43	Present Value Method
Derivatives	70,065	301	71,464	907
Swaps	53,499	55	52,904	54	Present Value Method, Gaussian Copula (b)
Exchange rate options	524	2	1,005	—	Black-Scholes Model
Interest rate options	5,349	173	8,276	619	Black’s Model, Heath-Jarrow- Morton Model
Interest rate futures	1,447	—	84	—	Present Value Method
Index and securities options	1,725	26	1,585	120	Black-Scholes Model
Other	7,521	45	7,610	114	Present Value Method, Monte Carlo simulation and others
Hedging derivatives	10,134	27	7,438	18
Swaps	9,737	27	6,437	18	Present Value Method
Exchange rate options	—	—	—	—	Black-Scholes Model
Interest rate options	13	—	19	—	Black’s Model
Other	384	—	982	—	N/A
Financial assets designated at fair value through profit or loss	28,064	325	41,285	514
Credit institutions	10,069	—	26,403	—	Present Value Method
Customers (c)	17,521	74	14,213	81	Present Value Method
Debt and equity instruments	474	251	669	433	Present Value Method
Financial assets available-for-sale	25,206	656	26,963	999
Debt and equity instruments	25,206	656	26,963	999	Present Value Method
LIABILITIES:	136,835	86	151,768	324
Financial liabilities held for trading	87,790	69	87,858	302
Central banks	1,351	—	2,178	—	Present Value Method
Credit institutions	44	—	76	—	Present Value Method
Customers	9,996	—	9,187	—	Present Value Method
Debt securities issues	—	—	—	—
Derivatives	73,481	69	74,893	302
Swaps	57,103	1	55,055	1	Present Value Method, Gaussian Copula (b)
Exchange rate options	413	—	901	—	Black-Scholes Model
Interest rate options	6,485	21	9,240	194	Black’s Model, Heath-Jarrow- Morton Model
Index and securities options	1,672	46	2,000	107	Black-Scholes Model
Interest rate and equity futures	1,443	—	101	—	Black’s Model
Other	6,365	1	7,596	—	Present Value Method, Monte Carlo simulation and others
Short positions	2,918	—	1,524	—	Present Value Method
Hedging derivatives	8,138	9	8,526	11
Swaps	6,676	9	7,971	11	Present Value Method
Exchange rate options	—	—	—	—
Interest rate options	10	—	12	—	Black’s Model
Other	1,452	—	543		N/A
Financial liabilities designated at fair value through profit or loss	40,255	8	54,757	11	Present Value Method
Liabilities under insurance contracts	652	—	627	—	See Note 15

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)

Includes credit risk derivatives with a net fair value of EUR zero million at December 31, 2017 (December 31, 2016 and 2015: net fair value of EUR -1 million and EUR 46 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)

Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

•

Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Callable interest rate Derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

•	Trading Derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.

During 2016, the Group carried out a review of its financial instruments valuation processes with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. As a result of this review, it started to receive prices of interest rate derivatives with the option of a clear type of discount for EUR and USD and correlations between pairs of shares to services of consensus pricing, which has allowed to incorporate the inputs obtained directly or inferred from instrument prices, in their internal valuation processes. As a consequence, those non-observable inputs (the parameter of the reversion to the average of the interest rates and the correlations between shares, respectively) used in the valuation of interest rate derivatives with the option of cancelling type EUR and USD and derivatives on Stock baskets had become measurable and considered observable parameters, and therefore, these products were reclassified from Level 3 to Level 2.

The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net amount recognised in profit and loss in 2017 arising from models whose significant inputs are unobservable market data (Level 3) amounted to a EUR 116 million loss (EUR 60 million profit in 2016 and EUR 28 million loss in 2015).

The table below shows the effect, at December 31, 2017 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio / Instrument							Impacts (in millions of euros)
(Level 3)	Valuation technique	Main unobservable inputs	Range		Weighted average		Unfavourable scenario	Favourable scenario
Financial assets held for trading
Derivatives	Present Value Method	Curves on TAB indices (*)	(a	)	(a	)	(0.2)	0.2
		Long-term volatility in MXN	(a	)	(a	)	(0.1)	0.1
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%		2.42%		(25.9)	27.7
		HPI spot rate	n/a		772.64	(**)	(9.4)	9.4
		FX Volatility in long term	11%-21%		15.7%		(1.8)	0.3
	Standard Gaussian Copula Model	Probability of default	0%-5%		2.32%		(2.4)	2.1
		Reversal to the average interest rate	(2%)-2%		0.0%		(1.1)	1.1
Other financial assets designated at fair value through profit or loss
Customers	Probability-weighted set (per forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%		2.57%		(6.7)	6.3
Debt and equity instruments	Probability-weighted set (per forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%		2.42%		(7.6)	8.2
		HPI spot rate	n/a		772.64	(**)	(12.5)	12.5
Financial assets available-for-sale
Debt and equity instruments	Present Value Method and other	Default and prepayment rates, cost of capital, long-term earnings growth rate	(a	)	(a	)	(3.0)	3.0
		Litigation contingencies	0%-100%		35%		(22.0)	11.8
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%		2.32%		(9.4)	8.1
		HPI spot rate	n/a		727.14	(**)	(9.2)	10.0
		Curves on TAB indices (*)	(a	)	(a	)	—	—
	Advanced multi-factor interest rate models	Mean reversion of interest rates	(2%) -2%		0.01		(0.6)	0.6
Hedging derivatives (liabilities) Derivatives	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03		0.01	(***)	—	—
Financial liabilities designated at fair value through profit or loss	—	—	—		—		(b )	(b	)

(*)

TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30-, 90-, 180- and 360-day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento—UF)).

(**)	There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.
(***)

Theoretical average value of the parameter. The change made for the favourable scenario is from 0.0001 to 0.03. An unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level.

(a)

The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.

(b)

The exercise was performed for the unobservable inputs described in the column “Main unobservable inputs” under probable scenarios. The weighted average range and value used is not shown because this exercise has been carried out jointly for different inputs or variants of them (for example, the TAB input are vector-term curves, for which there are also nominal and indexed curves to inflation), it is not possible to break down the result in an isolated manner by type of input. In the case of the TAB curve, the result is reported before movements of +/- 100 bp for the joint sensitivity of this index in CLP (Chilean peso) and UF. The same applies for interest rates in MXN (Mexican peso).

Lastly, the changes in the financial instruments classified as Level 3 in 2017, 2016 and 2015 were as follows:

	2016	Changes								2017
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	341	45	(21)	—	—	(129)	—	200	1	437
Debt and equity instruments	40	—	(7)	—	—	(1)	—	—	—	32
Derivatives	301	45	(14)	—	—	(128)	—	200	1	405
Swaps	55	1	(6)	—	—	(59)	—	200	(2)	189
Exchange rate options	2	5	—	—	—	(2)	—	—	—	5
Interest rate options	173	—	—	—	—	(11)	—	—	—	162
Index and securities options	26	—	(1)	—	—	(18)	—	—	(2)	5
Other	45	39	(7)	—	—	(38)	—	—	5	44
Hedging derivatives (Assets)	27	—	(2)	—	—	(7)	—	—	—	18
Swaps	27	—	(2)	—	—	(7)	—	—	—	18
Financial assets designated at fair value through profit or loss	325	—	(9)	—	—	(20)	—	—	(14)	282
Loans and advances to customers	74	—	(2)	—	—	3	—	—	(3)	72
Debt instruments	237	—	(7)	—	—	(21)	—	—	(10)	199
Equity instruments	14	—	—	—	—	(2)	—	—	(1)	11
Financial assets available-for-sale	656	1	(239)	—	(5)	—	59	(6)	160	626
TOTAL ASSETS	1,349	46	(271)	—	(5)	(156)	59	194	147	1,363
Financial liabilities held for trading	69	33	(3)	—	—	(38)	—	126	(5)	182
Derivatives	69	33	(3)	—	—	(38)	—	126	(5)	182
Swaps	1	—	—	—	—	(26)	—	126	(1)	100
Exchange rate options	—	21	—	—	—	(11)	—	—	(1)	9
Interest rate options	21	—	—	—	—	(2)	—	—	—	19
Index and securities options	46	—	(3)	—	—	—	—	—	(2)	41
Other	1	12	—	—	—	1	—	—	(1)	13
Hedging derivatives (Liabilities)	9	—	—	—	—	(2)	—	—	—	7
Swaps	9	—	—	—	—	(2)	—	—	—	7
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	—	—	(1)	7
TOTAL LIABILITIES	86	33	(3)	—	—	(40)	—	126	(6)	196

	2015	Changes								2016
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	950	—	(157)	—	—	52	—	(489)	(15)	341
Debt and equity instruments	43	—	(5)	—	—	3	—	—	(1)	40
Derivatives	907	—	(152)	—	—	49	—	(489)	(14)	301
Swaps	54	—	—	—	—	(3)	—	—	4	55
Exchange rate options	—	—	—	—	—	2	—	—	—	2
Interest rate options	619	—	(52)	—	—	39	—	(433)	—	173
Index and securities options	120	—	(30)	—	—	(3)	—	(56)	(5)	26
Other	114	—	(70)	—	—	14	—	—	(13)	45
Hedging derivatives (Assets)	18	—	(4)	—	—	13	—	—	—	27
Swaps	18	—	(4)	—	—	13	—	—	—	27
Financial assets designated at fair value through profit or loss	514	—	(7)	—	(104)	6	—	(2)	(82)	325
Loans and advances to customers	81	—	—	—	—	5	—	—	(12)	74
Debt instruments	283	—	(7)	—	—	1	—	—	(40)	237
Equity instruments	150	—	—	—	(104)	—	—	(2)	(30)	14
Financial assets available-for-sale	999	37	(263)	—	(28)	—	(11)	(29)	(49)	656
TOTAL ASSETS	2,481	37	(431)	—	(132)	71	(11)	(520)	(146)	1,349
Financial liabilities held for trading	302	—	(34)	—	—	10	—	(199)	(10)	69
Derivatives	302	—	(34)	—	—	10	—	(199)	(10)	69
Swaps	1	—	—	—	—	—	—	—	—	1
Interest rate options	194	—	(19)	—	—	1	—	(155)	—	21
Index and securities options	107	—	(15)	—	—	8	—	(44)	(10)	46
Other	—	—	—	—	—	1	—	—	—	1
Hedging derivatives (Liabilities)	11	—	(3)	—	—	1	—	—	—	9
Swaps	11	—	(3)	—	—	1	—	—	—	9
Financial liabilities designated at fair value through profit or loss	11	—	—	—	—	—	—	—	(3)	8
TOTAL LIABILITIES	324	—	(37)	—	—	11	—	(199)	(13)	86

	2014	Changes								2015
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	1,191	—	(272)	—	—	24	—	(2)	9	950
Debt and equity instruments	85	—	(38)	—	—	(3)	—	(2)	1	43
Derivatives	1,106	—	(234)	—	—	27	—	—	8	907
Swaps	116	—	(63)	—	—	2	—	—	(1)	54
Interest rate options	768	—	(119)	—	—	(28)	—	—	(2)	619
Index and securities options	111	—	(45)	—	—	51	—	—	3	120
Other	111	—	(7)	—	—	2	—	—	8	114
Hedging derivatives (Assets)	—	—	—	—	—	1	—	17	—	18
Swaps	—	—	—	—	—	1	—	17	—	18
Financial assets designated at fair value through profit or loss	680	7	(47)	—	—	(64)	—	—	(62)	514
Loans and advances to customers	78	—	(5)	—	—	2	—	—	6	81
Debt instruments and Equity instruments	602	7	(42)	—	—	(66)	—	—	(68)	433
Financial assets available-for-sale	716	18	(75)	—	(72)	—	271	139	2	999
TOTAL ASSETS	2,587	25	(394)	—	(72)	(39)	271	154	(51)	2,481
Financial liabilities held for trading	536	4	(230)	—	—	(15)	—	—	7	302
Derivatives	536	4	(230)	—	—	(15)	—	—	7	302
Swaps	49	—	(47)	—	—	(1)	—	—	—	1
Interest rate options	294	—	(71)	—	—	(30)	—	—	1	194
Index and securities options	193	4	(112)	—	—	16	—	—	6	107
Hedging derivatives (Liabilities)	—	—	(16)	—	—	8	—	5	14	11
Swaps	—	—	(16)	—	—	8	—	5	14	11
Financial liabilities designated at fair value through profit or loss	16	—	(9)	—	—	(4)	—	—	8	11
TOTAL LIABILITIES	552	4	(255)	—	—	(11)	—	5	29	324

iv.	Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognised under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognised at their net amount under Gains/losses on financial assets and liabilities.

Adjustments due to changes in fair value arising from:

•

Financial assets available-for-sale are recognised temporarily under Items that may be reclassified to profit or loss – Financial assets available-for-sale, unless they relate to exchange differences, in which case they are recognised in Other comprehensive income under Items that may be reclassified to profit or loss—Exchange differences (net), or to exchange differences arising on monetary financial assets, in which case they are recognised in Exchange differences (net) in the consolidated income statement.

•

Items charged or credited to Items that may be reclassified to profit or loss – Financial assets available-for-sale and Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.

•

Unrealised gains on Financial assets available-for-sale classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised in Other comprehensive income under Items that may be reclassified to profit or loss – Non-current assets held for sale.

v.	Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.

Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.

There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:

a.

In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b.

In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in Other comprehensive income – under Items that may be reclassified to profit or loss – Hedging derivatives – Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.

In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in Other comprehensive income under Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations until the gains or losses – on the hedged item are recognised in profit or loss.

d.

The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognised directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement, in Gains or losses from hedge accounting, net

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are amortised to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under other comprehensive income—Items that may be reclassified to profit or loss (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognised immediately in profit or loss.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.

If the Group transfers substantially all the risks and rewards to third parties unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.

If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:

a.

An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under Financial liabilities designated at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.

3.

If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.

b.

If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognised when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as at December 31, 2017, 2016 and 2015:

Assets	December 31, 2017
	Millions of euros
	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	103,740	(37,960)	65,780
Reverse repurchase agreements	56,701	(7,145)	49,556

Total	160,441	(45,105)	115,336

Assets	December 31, 2016
	Millions of euros
	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	127,679	(45,259)	82,420
Reverse repurchase agreements	53,159	(2,213)	50,946

Total	180,838	(47,472)	133,366

Assets	December 31, 2015
	Millions of euros
	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	127,017	(42,566)	84,451
Reverse repurchase agreements	59,158	(2,066)	57,092

Total	186,175	(44,632)	141,543

Liabilities	December 31, 2017
	Millions of euros
	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	103,896	(37,960)	65,936
Repurchase agreements	110,953	(7,145)	103,808

Total	214,849	(45,105)	169,744

Liabilities	December 31, 2016
	Millions of euros
	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	127,784	(45,259)	82,525
Repurchase agreements	82,543	(2,213)	80,330

Total	210,327	(47,472)	162,855

Liabilities	December 31, 2015
	Millions of euros
	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	127,917	(42,566)	85,351
Repurchase agreements	97,169	(2,066)	95,103

Total	225,086	(44,632)	180,454

Also, the Group has offset other items amounting to EUR 1,645 million (December 31, 2016 and 2015: EUR 1,742 million and EUR 2,036 million, respectively).

At December 31, 2017 the balance sheet shows the amounts EUR 97,017 million (2016: EUR 110,445 million) on derivatives and repos as assets and EUR 153,566 million (2016: EUR 137,097 million) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

g)	Impairment of financial assets

i.	Definition

A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

•	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the adjustment of the value of the impaired financial instruments is charged to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognised impairment loss is recognised in the consolidated income statement for the period in which the impairment is reversed or reduced.

Transactions classified as non-performing due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as non-performing cease to exist, i.e. they no longer have any amount more than 90 days past due, unless other subjective reasons remain for classifying them as non-performing. The refinancing of non-performing loans does not result in their reclassification to standard unless: the minimum period of two year has elapsed since the refinancing date, the holder has paid the accrued principal and interest accounts, and the customer has no other operation with overdue amounts of more than 90 days.

The following constitute effective guarantees:

a)	Mortgage guarantees on housing as long as they are first duly constituted and registered in favor of the entity. The properties include:

i.	Buildings and building elements, distinguishing among:

•	Houses;

•	Offices commercial and multi-purpose premises;

•	Rest of buildings such as non-multi-purpose premises and hotels.

ii.	Urban and developable ordered land.

iii.

Rest of properties that classified in: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)	Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)

Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favour of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)

Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the transaction and implying direct and joint liability to the entity of persons other entities whose solvency is sufficiently proven to ensure the reimbursement of the operation on the agreed terms.

The balances relating to impaired assets continue to be recognised on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as non-performing due to arrears, or, before reaching this seniority, when the amount not covered by effective guarantees has been maintained with a credit risk coverage of 100% for more than two years, unless they have effective collateral that covers at least 10% of the gross book value of the operation.

When the recovery of a financial asset is considered remote, it is written off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments carried at amortised cost

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities as well as commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

Impairment losses allowances on debt instruments carried at amortised cost represent the best management estimate of the incurred losses in such portfolio at closing date, both individually and collectively considered. For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•

Individually: Significant debt instruments considered by the Group where impairment evidence exists. Consequently, this category includes mainly wholesale banking clients – Corporations, Earmarked Funding and Financial Institutions- as well as part of the larger Companies –Chartered- and developers from retail banking.

At balance sheet date, the group assesses on whether a debt instrument or a Group is impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

•	Operations with amounts of capital, interests or expenditures agreed contractually, past-due by more than 90 days.

•	Significantly inadequate economic or financial structure, or inability to obtain additional owner financing.

•	Generalised delay in payments or insufficient cash flows to cover debts.

•	The lender, for economic or legal reasons related to the borrower’s financial difficulties, grants the borrower concessions or advantages that otherwise would not have been granted.

•	The borrower enters a bankruptcy situation or in any other situation of financial reorganisation.

In these situations, an assessment is performed on the estimated future cash flows in connection with the relevant asset, discounted the original effective interest rate of the loan granted. The result is compared with the carrying value of the asset. The differences between the carrying value of the operation and the discounted value of the cash flow estimate will be analysed and recognised as a specific provision for impairment loss.

•

Collectively, in all other cases: clients considered by the Group as “standardized”, and all other clients considered by the Group as non significant, grouping those instruments with similar credit risk features, that may indicate the debtor’s ability to pay all the amounts, capital and interests, according to the contractual terms. Credit risk features that are taken into account when grouping assets are, among others: type of instrument, debtors activity sector, geographical area of the activity, type of guarantee, maturity of the amounts due and any other factor that may be significant for the estimation of the future cash flows. Within this category are included, for example, risks with individuals, individual entrepreneurs, non-chartered retail banking companies, as well as those due to their amounts could be individualized but an impairment does not exist.

The collective provisions for impairment are subject to uncertainties in their estimation due, in part, to the difficult identification of losses since they individually appear insignificant within the portfolio. The estimation methods include the use of statistical analyses of historical information. These are supplemented by the application of significant judgments by the management, with the objective of evaluating if the current economic and credit conditions are such that the level of losses incurred is expected to be higher or less than that which results from experience.

When the most recent trends related to portfolio risk factors are not fully reflected in statistical models as a result of changes in economic, regulatory and social conditions, these factors are taken into account by adjusting impairment provisions based on experience of other historical losses. On these estimates the Group performs retrospective and comparative tests with market references to evaluate the reasonableness of the collective calculation.

The Group’s internal models determine impairment losses on debt instruments not measured at fair value with changes in the income statement, as well as contingent risks, taking into account the historical experience of impairment and other circumstances known at the time of the evaluation. For these purposes, impairment losses are the losses incurred at the balance sheet date of preparation of the consolidated annual accounts calculated using statistical procedures.

The amount of an impairment loss incurred on these instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

•

All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risks to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

The loss incurred is calculated by multiplying three factors: exposure at default (EAD), probability of default (PD) and Loss given default (LGD). These parameters are also used to calculate economic capital and to calculate BIS (Bank for International Settlements) II regulatory capital under internal models (see Note 1.e).

•	Exposure at default is the amount of risk exposure estimated at the date of default by the counterparty.

•	Probability of default is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

For the purpose of calculating the incurred loss, PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective non-performing assets).

•	Loss given default: is the loss produced in case of impairment. It mainly depends on the update of the guarantees associated with the operation and the future flows that are expected to be recovered.

In addition to the factors mentioned above, the incurred loss calculation also contemplate point-in-time adjustments for the PD and LGD factors which consider historical experience and other specific information reflecting actual conditions.

In addition, in order to determine the coverage of impairment losses on debt instruments measured at amortised cost, the Group considers the risk that exists in counterparties resident in a given country due to circumstances other than the usual commercial risk (sovereign risk, transfer risk or risks arising from international financial activity).

The debt instruments measured at amortised cost and classified as doubtful are divided, according to the criteria indicated in the following sections:

i.	Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than 90 days past due are provisioned individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are provisioned individually, and their allowance is the difference between the amount recognised in assets and the present value of the cash flows expected to be received.

This information is provided in more detail in Note 54.c (Credit risk).

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognised as interest over the contract term.

i)	Non-current assets and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.

Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be Non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Group obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2017 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Tasaciones Hipotecarias Renta, S.A., Krata, S.A. and Compañía Hispania de Tasaciones y Valoraciones, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets and disposal groups of items that have been classified as held for sale are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. Non-current assets and disposal groups of items that are classified as held for sale are not amortised as long as they remain in this category.

At December 31, 2017 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 613 million; however, in accordance with the accounting standards, this unrealised gain could not be recognised.

The valuation of the portfolio of non-current assets held for sale has been made in compliance with the requirements of International Financial Reporting Standards in relation to the estimate of the fair value of tangible assets and the value-in-use of financial assets.

The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.

In the case of real estate assets foreclosed in Spain, which represent 91.53% of the Group’s total Non-Current assets held for sale, the valuation of the portfolio is carried out by applying the following models:

•

Market Value Model used in the valuation of finished residential properties (housing and parkings) and buildings of a tertiary nature (offices, commercial premises and multipurpose buildings). The current market value of real estate is based on statistical valuations obtained by historical series of average market values (sales prices), distinguishing by location and typology of the property. In addition, for individual significant assets, complete individual valuations are performed. Valuations made using this method are considered as Level 2.

•

Market Value Model according to the Evolution of Market Values issued in the valuation of property developments in progress. The current market value of the properties is estimated on the basis of complete individual valuations of third parties, calculated from the values of feasibility studies and development costs of the promotion, as well as selling expenses, distinguishing by location and typology of the property. The valuation of real estate assets under construction is made considering the current situation of the property and not considering the final value of the property. Valuations made using this method are considered as Level 3.

•

Market Value Model according to the Statistical Evolution of Lands Values (Methodology used in the valuation of lands). A statistical update method is used, taking as reference the indexes published by the Ministry of Development applied to the latest individual valuations (appraisals) carried out by independent valuation companies and agencies. Valuations made using this method are considered as Level 2.

In addition, in relation to the previously mentioned valuations, less costs to sell, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under Gains or (losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

j)	Reinsurance assets and liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

•	By applying a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic actuarial models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognised, according to their nature, under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At least at each reporting date the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

•

Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•

The carrying amount recognised in the consolidated balance sheet of its insurance contract liabilities (See Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognised directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognised in equity.

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

•	Non-life insurance provisions:

i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)

Provisions for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

•	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:

i)

Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)

Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalisation system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

•

Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

•

Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

•

Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

k)	Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use—including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate
Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Leasehold improvements	7.0%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii.	Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to capital appreciation.

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

The Group in order to evaluate the possible impairment determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.

In the sales comparison approach, the property market segment for comparable properties is analysed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.

In the income capitalisation approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.

iii.	Assets leased out under an operating lease

Property, plant and equipment—Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

l)	Accounting for leases

i.	Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (See Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

iii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognised at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.

Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

•

If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.

•

If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

•

The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill is only recognised when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net)—Intangible assets in the consolidated income statement.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortisation charge is recognised under Depreciation and amortisation cost in the consolidated income statement.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets (net) in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (See Note 2.k).

Internally developed computer software

Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised.

n)	Other assets

Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:

•

Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories includes land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.

•

Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

o)	Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

p)	Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

•

Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

•

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

•

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (See Note 25):

•	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

•

Provisions for commitments and guarantees given: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•

Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

q)	Court proceedings and/or claims in process

•	At the end of 2017 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

r)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:

•

The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

•

The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are charged directly to equity.

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares and the coupons associated with CCPP, is directly added to or deducted from equity.

s)	Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

t)	Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

i.	Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.

ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.

•	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.

•	Those relating to services provided in a single act are recognised when the single act is carried out.

iii.	Non-finance income and expenses

These are recognised for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognised immediately in the consolidated income statement.

u)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in Note 2.g above).

The provisions made for these transactions are recognised under Provisions—Provisions for commitments and guarantees given in the consolidated balance sheet (See Note 25). These provisions are recognised and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognised under Financial liabilities at amortised cost—Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

v)	Assets under management and investment and pension funds managed by the Group

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under Fee and commission income in the consolidated income statement.

Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.

w)	Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Staff costs in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (See Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognised under Staff costs in the consolidated income statement. The amounts not yet contributed at each year-end are recognised, at their present value, under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognises under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•

They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Post-employment benefits are recognised as follows:

•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, is recognised under Staff costs.

•

The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under Provisions or reversal of provisions.

•	Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.

•

Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

The remeasurement of the net defined benefit liability (asset) is recognised in Other comprehensive income under Items not reclassified to profit or loss and includes:

•

Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

•	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

•	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

x)	Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under Provisions or reversal of provisions in the consolidated income statement (see Note 25).

y)	Termination benefits

Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z)	Income tax

The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when it results from a transaction recognised directly in equity, in which case the tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.

Income and expenses recognised directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

aa)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in Note 51.

ab)	Consolidated statements of recognised income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.

b.	The net amount of the income and expenses recognised in Other comprehensive income under items that will not be reclassified to profit or loss.

c.	The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.

d.

The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.

e.

Total consolidated recognised income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognised directly in equity is presented in this statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.

ac)	Statements of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.

Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised income and expense.

c.

Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

ad)	Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash, cash balances at Central Banks and other deposits on demand in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In relation with the cash flows corresponding to the interest received and paid, no significant differences exist between those and the ones registered in the statement of profit or loss. For that reason they are not disaggregated separately in the consolidated cash flow statement: except from those corresponding to cash flow liabilities of the financing activities which, although they are not significant, have been disaggregated in Note 23.b.

Also, dividends received and delivered by the Group are detailed in Notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).

3.	Santander Group

a)	Banco Santander, S.A. and international Group structure

The growth of the Group in the last decades has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i.	Acquisition of Banco Popular Español, S.A.

On June 7, 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular as a result of a competitive sale process organised in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB, Spanish single resolution board, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of May 15, 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution:

•

All the shares of Banco Popular outstanding at the closing of market on June 7, 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been converted into undisposed reserves.

•

All the regulatory capital instruments Tier 2 issued by Banco Popular have been converted into newly issued shares of Banco Popular, all of which have been acquired for a total consideration of one euro by the Group.

The transaction has been approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated, except for the pending approval for the acquisition of certain affiliates of Banco Popular located in United States.

In accordance with IFRS 3, the Group has measured the identifiable assets acquired and liabilities assumed at fair value. The fair value is provisional, according to the applicable regulations, due to the period from the acquisition date and its complex valuation. The detail of this provisional fair value of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

As of June 7, 2017	Millions of euros
Cash and balances with central banks	1,861
Financial assets available-for-sale	18,974
Deposits from credit institutions	2,971
Loans and receivables (*)	82,057
Investments	1,815
Intangible assets (*)	133
Tax assets (*)	3,945
Non-current assets held for sale (*)	6,531
Other assets	6,259

Total assets	124,546

Deposits from central banks	28,845
Deposits from credit institutions	14,094
Customer deposits	62,270
Marketable debt securities and other financial liabilities	12,919
Provisions (***)	1,816
Other liabilities	4,850

Total liabilities (**)	124,794

Net assets	(248)

Purchase consideration	—

Goodwill	248

(*)	The main provisional fair value adjustments are the following:

•

Loans and receivables: In the estimation of their fair value, impairment have been considered for an approximate amount of EUR 3,239 million, considering, among others, the sale process carried out by the Bank.

•	Foreclosed assets: the valuation, considering the sale process carried out by the company, has meant a reduction in the value of EUR 3,806 million, approximately.

•	Intangible assets: Includes value reductions amounting to approximately of EUR 2,469 million, mainly recorded under the “Intangible assets—goodwill”.

•	Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of EUR 1,711 million.

(**)

After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

(***)

As a result of the resolution of Banco Popular Español, S.A. and in accordance with the information available to date, it includes the estimated cost of EUR 680 million relating to the potential compensation to the shareholders of Banco Popular Español, S.A. of which EUR 535 million have been applied to the fidelity action (See note 1.h).

As the fair value of the identifiable net assets acquired was lower than the total consideration paid, goodwill arises on the acquisition. This goodwill is attributable to the commercial business in Spain. The provisional fair value adjustments were based, among others, on different methodologies and valuation processes that are commonly accepted in the market for credit and real estate portfolios as well as for financial investments.

In compliance with the accounting standards in force and, in accordance with paragraph 45 of IFRS 3 “Business Combinations”, the acquirer entity must comply with the period of one year from the acquisition date in order to perform the business combination and the measurement of the fair values of the assets and liabilities of the acquired entity. Accordingly, measurements conducted by the Group are the best available estimation on the date of the preparation of the present consolidated financial statements and therefore, they are provisional and cannot be considered as definitive. However, the Group doesn’t expect significant changes on such amount until the end of the term the Group has to consider the valuation as definitive. Likewise from the acquisition date until December 31, 2017 there have not been any significant changes on the fair value of the acquired assets and assumed liabilities in this business combination.

The amount contributed by this business to the group net profit from the acquisition and the impact to the net profit obtained by the group resulting from the operation if the transaction had been made on January 1, 2017 are not material.

ii. Sale agreement of Banco Popular’s real estate business

In relation with Banco Popular’s real estate business, on August 8, 2017, Banco Santander informed that Banco Popular had executed the agreements with the Blackstone Fund for the acquisition by the fund of 51% of, and hence the assignment of control over, Banco Popular’s real estate business ( the “Business”), which comprises the portfolio of repossessed properties, non-performing loans relating to the real estate sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following receipt of the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

Closing of the transaction will involve the creation of a company to which Banco Popular will transfer the Business and 100% of the share capital of Aliseda Servicios de Gestión Inmobiliaria, S.L. (“Aliseda”) and other subsidiaries considered in the operation. The valuation attributed to the Spanish assets of the Business (real estate, loans and tax assets, not including Aliseda) is approximately EUR 10,000 million and is subject to final determination based on the assets remaining within the Business at closing and the integration of Aliseda and rest of subsidiaries companies. From closing, Blackstone will undertake the management of the Business.

The operation is subject to the obtaining of the pertinent regulatory authorizations and other usual conditions in this type of transactions no later than March 30, 2018, estimating that those authorizations and conditions are obtained and are fulfilled by then, resulting in the closing in the first quarter of 2018.

As of December 31, 2017, in accordance with IFRS 5, the assets related to this transaction have been non-current assets held for sale. The results generated by these assets during the year 2017 do not have a material impact on the Group’s income statement. Once the pertinent regulatory authorizations have been obtained, the operation will involve the derecognition of these assets from the Group’s balance sheet, without material impact on the income statement.

iii. Purchase of the shares to DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)

On July 2, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA.

On November 15, 2017, after having agreed on some modifications to the original agreement and having obtained the required regulatory authorizations, the Group completed the acquisition of the aforementioned 9.65% of SCUSA shares for a total sum of USD 942 million (EUR 800 million), which have caused a decrease of EUR 492 million in the non-controlling interests balance and another reduction to reserves of EUR 307 million. After this operation, the participation of the Group in SCUSA increases to approximately 68.12%.

iv. Agreement with Santander Asset Management

a) Acquisition 50% Santander Asset Management

On November 16, 2016, after the agreement with Unicredit Group on July 27, 2016 to integrate Santander Asset Management and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander will acquire 50% of Santander Asset Management.

Santander Group disbursed a total amount of EUR 545 million and assumed financing of EUR 439 million, with the business combination having generated a goodwill of EUR 1,173 million and EUR 320 million of “intangible assets—contracts and relationships with customers” identified in the preliminary purchase price allocation, without other value adjustments to net assets of the business. Likewise, the market valuation of the previous participation held has not had an impact on the Group’s income statement.

Considering that the main activity of the business is asset management, the main part of its activity are recorded off balance sheet. The main net assets acquired, in addition to the aforementioned intangible assets, are net deposits in credit institutions (EUR 181 million) and net tax assets (EUR 176 million). Given their nature, the fair value of these assets and liabilities do not differ from the book value recorded.

In compliance with the current applicable regulations and, in accordance with the provisions of paragraph 45 of the IFRS 3 “Business Combinations”, the acquirer has one year from the date of acquisition to account for this business combination and to state the assets and liabilities of the entity acquired at their fair values. In this respect, the measurements made by the Group represent the best estimate available as at the date of preparation of the consolidated annual financial statements which should be considered provisional and not still definite. Nevertheless, the Group does not expect significant changes in the mentioned amount until the valuation must be deemed as definite.

The amount that the business contributed to the revenue and profit attributable to the Group, from the acquisition date and considering the acquisition as if it had taken place on January 1, 2017 is not material.

b) Sale participation Allfunds Bank

As part of the transaction, which consists in the acquisition of 50% of Santander Asset management that was not owned by Santander Group, Santander, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. (“Allfunds Bank”), including a possible sale or a public offering. On March 7, 2017, we announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

On November 21, 2017 the Group announced the closing of the sale by the Bank and its partners of 100% of Allfunds Bank’s capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, resulting in gains net of tax of EUR 297 million, which were recognized as gains or losses on disposal of non-financial assets and investments, net, within the statement of profit or loss.

v. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the operation of the vehicle and insurance financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed.

In January 2015 the related regulatory authorisations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2 and 3, 2015 the Group acquired 50% of Société Financière de Banque – SOFIB ( actually PSA Banque France) and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

On May 1, 2015, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which the Group contributed 50% of the share capital, amounting to EUR 23 million. On 3 August the Group acquired a full ownership interest in PSA Gestão—Comércio E Aluguer de Veiculos, S.A. (actually Santander Consumer Services,S.A. and a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for EUR 10 million and EUR 25 million, respectively. On October 1, PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed EUR 181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finanse Suisse which is domiciled in Switzerland).

During 2016, the agreement obtained the necessary authorizations, by the regulators, to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland). The Group’s disbursement during 2016 amounted to EUR 464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA (actually Santander Finance Arrendamiento Mercantil, S.A.) where 100% of capital is acquired.

During 2016 the new businesses acquired have contributed EUR 79 million to the Group’s profit. Had the business combination taken place on January 1, 2016, the profit contributed to the Group in 2016 would have been approximately EUR 118 million.

vi. Carfinco Financial Group

On September 16, 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specialising in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. (actually Carfinco Financial Group Inc.) was incorporated, a company 96.4% owned by Banco Santander and 3.6% owned by certain members of the former management group. On March 6, 2015, all of Carfinco was acquired through the aforementioned holding company for EUR 209 million, giving rise to goodwill of EUR 162 million.

In 2015 this business contributed EUR 6 million to the Group’s profit. Had the business combination taken place on January 1, 2015, the profit contributed to the Group in 2015 would have been approximately EUR 7 million.

vii. Metrovacesa agreement—Merlin

On June 21, 2016, Banco Santander hereby reached an agreement with Merlin Properties, SOCIMI, S.A., together with the other shareholders of Metrovacesa, S.A., for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A. property rental asset business in Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. residential rental business in Metrovacesa, S.A. current subsidiary, Testa Residencial SOCIMI, S.A. (before, Testa Residencial, S.L.) The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

Regarding the General Meeting of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. on September 15, 2016 where not only the operation was not approved.

Subsequently, on October 20, 2016, the deed of total division of Metrovacesa, S.A. was granted in favour of the mentioned companies, and such deed was filed in the Commercial Register on October 26, 2016.

As a result of the integration, Santander Group has increased its participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential, SOCIMI, S.A. and 70.27% in Metrovacesa Promoción y Arrendamiento, S.A.

The main impacts on the Consolidated Group’s balance of this division have been; decrease of EUR 3,800 million in real estate investment (see Note 16), decrease of EUR 621 million under minority interests (see Note 28) and an increase in the heading of investments in joint ventures and associates participation of the businesses received in the associates Merlín Properties and Testa Residencial, of EUR: 1,168 and 307 million, respectively. (See Note 13.a).

viii. Banco Internacional do Funchal (Banif)

On December 21, 2015, the Group announced that the Bank of Portugal, as the ruling authority, decided to award Banco Santander Totta, S.A., the Portuguese subsidiary of Banco Santander, the commercial business of BANIF- Banco Internacional do Funchal, S.A. and, accordingly, the businesses and branches of this entity became part of the Group.

The transaction was performed through the transfer of a substantial portion (commercial banking business) of the assets and liabilities of BANIF- Banco Internacional do Funchal, S.A. for which the Group paid EUR 150 million.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	2,510
Loans and advances to credit institutions	424
Debt instruments	1,824
Loans and advances to customers	5,320
Other assets	218

Total assets	10,296

Deposits from central banks	2,110
Deposits from credit institutions	1,052
Customer deposits	4,430
Marketable debt securities	1,697
Other liabilities	574

Total liabilities	9,863

Net asset value	433

Consideration paid	150

Negative Goodwill on the acquisition	283

Since the acquisition took place by the end of December 2015, these businesses did not contribute materially to the Group’s profit for the year ended December 31, 2015.

ix. Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.

On December 14, 2017, the Group announced that its subsidiary Bank Zachodni WBK S.A., together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A., excluding the portfolio of mortgages in foreign currency, and including the acquisition of shares of DB Securities, S.A. (Poland), for an estimated amount of EUR 305 million that will be paid in cash and shares of Bank Zachodni WBK S.A. of new issuance.

The transaction, which is subject to obtaining the corresponding regulatory authorizations and its approval by the General Shareholders’ Meetings of Bank Zachodni WBK S.A. and Deutsche Bank Polska, S.A., will not have a significant impact on the CET1 fully loaded capital of the Group.

c)	Off-shore entities

According to current Spanish regulation, Santander has operations in 4 off-shore territories: Jersey, Guernsey, Isle of Man and Cayman Islands. These four jurisdictions comply with OECD standards in terms of transparency and exchange of information for tax purposes. Santander operates 3 subsidiaries and 4 branches in off-shore territories: these are governed by the tax regimes of those territories. Santander also has 4 subsidiaries in off-shore territories which are tax resident in the UK, where they pay tax. The Group has no presence in any of the 9 territories included in the European Union’s current blacklist, neither in non-cooperative territories for tax purposes as defined by the OECD in July 2017.

I) Subsidiaries in off-shore territories.

At the reporting date, the Group has 3 subsidiaries resident in off-shore territories, two in Jersey (Whitewick Limited (inactive company) and Abbey National International Limited), and one in the Isle of Man, ALIL Services Limited. These subsidiaries contributed a profit of approximately EUR 2.7 million to the Group’s consolidated profit in 2017. During the financial year 2017 one subsidiary resident in the Isle of Man has been liquidated.

II) Off-shore branches.

Also, after the liquidation in 2017 of a branch in the Cayman Islands, the Group has 4 off-shore branches: 2 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, consolidate their balance sheets and income statements and are taxed with, their respective foreign headquarters (Cayman Islands) or in the territories where they are located (Jersey and Isle of Man).

The aforementioned entities have a total of 138 employees as of December 2017.

III) Subsidiaries in off-shore territories that are tax resident in the UK.

The Group also has 4 subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are tax residents in UK and, therefore, subject to UK tax law during the period and operate exclusively from the UK (one of these subsidiaries is expected to be liquidated in 2018).

IV) Other off-shore investments.

The Group manages from Brazil a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, few financial investments located in tax havens including Olivant Limited in Guernsey, entity whose liquidation or sale is expected to be carried out soon.

V) Impact of forthcoming changes to Spain’s tax law.

Spain signed Information Exchange Agreements with Jersey, Guernsey and the Isle of Man in 2015, that are expected to enter into force in 2018. In addition, it is expected to sign in the future with the Cayman Islands. In principle, all these territories would no longer have the status of tax havens for the purposes of Spanish legislation at the time these agreements enter into force, and as long as it is expressly indicated.

It is expected that during 2018 the Spanish Government will update the list of countries and territories that qualify as a tax haven, after the publication by the OECD and the European Union of their lists of non-cooperative jurisdictions that are discussed below, aligning to them.

VI) OECD.

The Group has no presence in non-cooperative territories for tax purposes as defined by the OECD in July 2017. In this sense it should be noted that Jersey, Guernsey, Isle of Man and Cayman Islands, comply with OECD standards in terms of transparency and exchange of information for tax purposes, since:

•

The first and/or second round of evaluations of the Global Forum on Transparency and Exchange of Information for Tax Purposes have been successfully passed in terms of their level of fiscal transparency and the effective application of the exchange of information of request (EOIR) standard.

•

They have committed to implement the automatic exchange of information (AEOI) standard and its Common Reporting Standard (CRS) exchange mechanism, with the first exchange of information expected in 2017.

•	They have also adhered to the Convention on Mutual Administrative Assistance in Tax Matters of the OECD and the Council of Europe, amended by the 2010 Protocol.

VII) The European Union.

On 5 December, 2017, the European Commission published some lists of non-cooperative jurisdictions for tax purposes (where there is no member state of the European Union): blacklist, gray list and territories which have received a grace period.

The EU blacklist, initially composed of 17 countries, according to a series of criteria, such as fiscal transparency, its corporate tax regimes (if they can be considered harmful), or the respect of the principles of the OECD to avoid the erosion of the tax base and the transfer of benefits (better known by the English term anti-BEPS). On January 23, 2018, the Economic and Financial Affairs Council (Ecofin) agreed to transfer 8 of them from the black list to the gray list, due to the commitments assumed by these jurisdictions to solve the deficiencies identified by the EU. The Group has no presence in any of the 9 territories included in the current blacklist.

As well as this, there is a list of 8 countries affected by the hurricanes in the Caribbean, which have received a grace period until February 2018 to send their commitments. Within this list, the Group only has presence in the Bahamas, which ceased to be considered a tax haven according to Spanish regulations, following the entry into force in 2011 of the Tax Information Exchange Agreement signed with Spain. In this jurisdiction, the Group has 7 subsidiaries (1 of them in liquidation and 1 tax resident in USA) and 1 branch in process of closing.

However, it must be taken into account that, from the point of view of the OECD, the Bahamas is a territory largely compliant with respect to transparency and exchange of information for tax purposes, especially since in December 2017 signed the Convention on Mutual Administrative Assistance in Tax Matters and joined the BEPS Project of the OECD.

Finally, the gray list, initially composed of 47 jurisdictions and currently of 55, although they meet the criteria to be on the blacklist of tax havens, have committed to correct their legal frameworks to align them with international standards. In this list are included the 4 jurisdictions in which the Group has presence and are off-shore territories in accordance with current Spanish legislation (Jersey, Guernsey, Isle of Man and Cayman Islands). These jurisdictions will have until the end of 2018 to fulfill the commitments or until 2019 if they are developing countries without international financial centers. Additionally, Hong Kong, Peru, Switzerland, Uruguay and Panama are included in the gray list, although according to Spanish legislation are not off-shore territories and have committed to modify their legislation. The Group has 2 subsidiaries and 1 branch located in Hong Kong, 5 subsidiaries in Peru (1 of them in liquidation), 6 subsidiaries in Switzerland, 13 subsidiaries in Uruguay (7 of which are in liquidation) and 1 subsidiary in Panama with reduced banking activity that has already received authorization from the Superintendency of Banks of Panama for its voluntary liquidation. At present, Spain has in force Double Taxation Agreements with exchange of information clause with Hong Kong, Switzerland, Uruguay and Panama.

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk at these entities. Also, the Group has continued to implement its policy of reducing the number of off-shore units.

The financial statements of the Group’s off-shore units are audited by PwC (PricewaterhouseCoopers) member firms in 2017 and 2016 (Deloitte in 2015).

4.	Distribution of the Bank’s profit, shareholder remuneration scheme and earnings per share

a)	Distribution of the Bank’s profit and shareholder remuneration scheme

The distribution of the Bank’s net profit for 2017 that the Board of Directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros
First and third interim dividends and final dividend	2,898
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	99

2,997
Of which:
Approved at December 31, 2017 (*)	2,029
Final dividend	968
To voluntary reserves	9

Net profit for the year	3,006

(*)	Recognised under Shareholders’ equity—Dividends and remuneration.

In addition to the EUR 2,997 million indicated above, EUR 543 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on April 7, 2017, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2017 profit in cash or new shares.

A remuneration of EUR 0.22 per share, charged to the 2017 annual period, will be proposed by The Board of Directors to the shareholders at the annual general meeting.

b)	Earnings per share from continuing and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity—See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2017	2016	2015
Profit attributable to the Parent (millions of euros)	6,619	6,204	5,966
Remuneration of contingently convertible preference shares (CCP) (millions of euros) (Note 23)	(395)	(334)	(276)
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

	6,224	5,870	5,690
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	—	—	—
Profit or Loss from continuing operations (net of non-controlling interests and CCP) (million of euros)	6,224	5,870	5,690
Weighted average number of shares outstanding	15,394,458,789	14,656,359,963	14,349,578,605

Adjusted number of shares	15,394,458,789	14,656,359,963	14,349,578,605

Basic earnings per share (euros)	0.404	0.401	0.397

Basic earnings per share from discontinued operations (euros)	0.000	0.000	0.000

Basic earnings per share from continuing operations (euros)	0.404	0.401	0.397

ii.	Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity—See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2017	2016	2015
Profit attributable to the Parent (millions of euros)	6,619	6,204	5,966
Remuneration of contingently convertible preference shares (CCP) (millions of euros) (Note 23)	(395)	(334)	(276)

Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
	6,224	5,870	5,690
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)		—	—
Profit from continuing operations (net of non-controlling interests and CCP) (millions of euros)	6,224	5,870	5,690
Weighted average number of shares outstanding	15,394,458,789	14,656,359,963	14,349,578,605
Dilutive effect of options/rights on shares	50,962,887	45,754,981	27,227,606

Adjusted number of shares	15,445,421,676	14,702,114,944	14,376,806,212

Diluted earnings per share (euros)	0.403	0.399	0.396

Diluted earnings per share from discontinued operations (euros)	0.00	0.00	0.00

Diluted earnings per share from continuing operations (euros)	0.403	0.399	0.396

The capital increase (See Note 31.a) has an impact on the basic and diluted earnings per share of the previous years due to the alteration in the number of shares outstanding. Due to this fact, the information relating to the 2016 and 2015 periods has been recasted according to the applicable legislation.

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the Board of Directors -both executive and non-executive directors- and senior managers for 2017 and 2016:

a)	Remuneration of Directors

i.	Bylaw-stipulated emoluments

The annual General Meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual General Meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the Board of Directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established by the Annual General Meeting, was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the Board.

The total bylaw-stipulated emoluments earned by the Directors in 2017 amounted to EUR 4.7 million (EUR 4.6 million in 2016).

Annual emolument

The amounts received individually by the directors in 2017 and 2016 based on the positions held by them on the board and their membership of the Board committees were as follows:

	Euros
	2017	2016
Members of the Board of Directors	87,500	85,000
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance oversight committee	40,000	40,000
Chairman of the audit committee	50,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	50,000	50,000
Coordinating director	110,000	110,000
Non-executive deputy chairman	30,000	30,000

Attendance fees

The directors receive fees for attending board and committee meetings, excluding Executive Committee meetings, since no attendance fees are received for this committee.

By resolution of the Board of Directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings -excluding Executive Committee meetings, for which no attendance fees have been established- were as follows:

Meeting attendance fees	Euros
	2017	2016
Board of Directors	2,600	2,500
Audit committee and risk supervision, regulation and compliance oversight committee	1,700	1,700
Other committees (except the executive committee)	1,500	1,500

ii.	Salaries

The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable remuneration consisting of a unique incentive, which is based on a deferred variable remuneration linked to multi-year objectives, which establishes the following payment scheme:

Establishes the following payments scheme:

•	40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.

•

The remaining 60% is deferred over five years, as the case may be, in five portions provided that the conditions of permanence of the Group and non-concurrence of the malus clauses are met, taking into account the following accrual scheme.

•	The accrual of the first and second portion (payment in 2019 and 2020) is no subject to the long-term objectives.

•

The accrual of the third, fourth, and fifth portion (payment in 2021, 2022 and 2023), is also linked to certain objectives related to the period 2017-2019 and the metrics and scales associated with these objectives. The fulfilment of the objective determines the percentage to be applied to the deferred amount in these three annuities, being the maximum amount determined at the end of the 2017.

•	In accordance with current remuneration policies, the amounts already paid will be settled to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

The immediate payment (or short-term) as well as the deferred payment and subject to long-term goals will be settled 50% in cash and the remaining 50% in Santander shares.

iii.	Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2017 and 2016 is provided below:

	Thousands of euros
	2017															2016
	Bylaw-stipulated emoluments							Short-term and deferred (not subject to long-term goals) salaries of executive directors
	Annual emolument						Attendance fees And commissions
		Executive	Audit	Appointments	Remuneration	Risk supervi- sion, regulation and compliance oversight			Variable – immediate payment		Deferred variable			Other remuner-
Directors	Board	committee	committee	committee	committee	committee		Fixed	In cash	In shares	In cash	In shares	Total	ation (a)	Total	Total
Mrs. Ana Botín-Sanz de
Sautuola y O’Shea	88	170	—	—	—	—	44	2,500	1,370	1,370	822	822	6,884	689	7.874	7.279
Mr. José Antonio Álvarez Álvarez	88	170	—	—	—	—	44	2,000	916	916	550	550	4,932	1,203	6.436	6.006
Mr. Rodrigo Echenique Gordillo	88	170	—	—	—	—	38	1,500	714	714	428	428	3,785	201	4.281	3.824
Mr. Matías Rodríguez Inciarte (1)	80	155	—	—	—	—	41	1,568	698	698	419	419	3,803	188	4.266	4.474
Mr. Guillermo de la Dehesa Romero	118	170	—	25	25	40	95	—	—	—	—	—	—	—	473	461
Mr. Bruce Carnegie-Brown	378	170	—	25	25	40	94	—	—	—	—	—	—	—	731	721
Mr. Ignacio Benjumea Cabeza de Vaca	88	170	—	25	25	40	97	—	—	—	—	—	—	106	550	945
Mr. Francisco Javier Botín-Sanz de
Sautuola y O’Shea (2)	88	—	—	—	—	—	36	—	—	—	—	—	—	—	124	115
Mrs. Sol Daurella Comadrán	88	—	—	25	25	—	69	—	—	—	—	—	—	—	207	191
Mr. Carlos Fernández González	88	—	40	25	—	40	93	—	—	—	—	—	—	—	285	254
Mrs. Esther Giménez-Salinas i Colomer	88	—	—	—	—	21	54	—	—	—	—	—	—	—	162	122
Mr. Ángel Jado Becerro de Bengoa (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	231
Mrs. Belén Romana García	138	—	40	—	—	40	80	—	—	—	—	—	—	—	297	219
Mrs. Isabel Tocino Biscarolasaga (4)	80	155	36	—	23	36	87	—	—	—	—	—	—	—	418	442
Mr. Juan Miguel Villar Mir	88	—	19	—	—	19	44	—	—	—	—	—	—	—	170	235
Mr. Homaira Akbari (5)	88	—	21	—	—	—	51	—	—	—	—	—	—	—	159	32
Mr. Ramiro Mato García Ansorena (6)	8	15	4	—	—	4	6	—	—	—	—	—	—	—	36	—

Total 2017	1,675	1,345	160	125	123	280	972	7,568	3,699	3,699	2,219	2,219	19,404	2,387	26.470	—

Total 2016	1,645	1,360	190	143	143	277	859	7,710	3,340	3,340	2,004	2,004	18,398	2,536		25.551

(1)

Ceased to be a member of the Board on November 28, 2017. This table shows the remuneration information until his ceased as a member of the board. The remuneration information for his performance as executive vice president since November 28, 2017 is included in the corresponding section.

(2)	All the amounts received were repaid to the Fundación Marcelino Botín.
(3)	Ceased to be a member of the board on September 27, 2016.
(4)	Ceased to be a member of the board on November 28, 2017.
(5)	Appointed director effective from September 27, 2016.
(6)	Appointed to be a member of the board.
(a)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.

Following is the detail, by executive director, of the linked to multiannual objectives salaries, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 47.

	Thousands of euros
	2017			2016
	Variable subject to Long-term objectives(2)		Total	Total (2)
	In cash	In shares
Mrs. Ana Botín-Sanz de Sautuola y O’Shea	863	863	1,726	1,518
Mr. José Antonio Álvarez Álvarez	577	577	1,154	1,026
Mr. Rodrigo Echenique Gordillo	450	450	900	760
Mr. Matías Rodríguez Inciarte(1)	440	440	880	904

Total	2,330	2,330	4,660	4,208

(1)	Ceased to be a member of the board on November 28, 2017. The remuneration information for his performance as executive vice president is included in the corresponding section.
(2)

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2021, 2022 and 2023, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established. The fair value has been measured on the date of the concession of the scheme taking into account several possible behavioural assumptions (see Note 47).

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2017 and 2016 variable remuneration plans.

b)	Remuneration of the Board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2017 and 2016 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. in 2017 and 2016, respectively.

c)	Post-employment and other long-term benefits

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans, the contracts of the executive directors and the other members of the Bank’s senior management—the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalised to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. This system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are employed by the Bank at the time, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system2.

Since 2013 the Bank has made annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum3.

[1]

As provided for in the contracts of the executive directors and members of senior management prior to their modification, Mr. Matías Rodríguez Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum -i.e. in a single payment-, which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.

[2]

In the case of Mr. Matías Rodríguez Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

[3]

Mr. Rodrigo Echenique Gordillo, appointed executive director on January 16, 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favour by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director. In 2015, as a result of his appointment as chief executive officer, changes were introduced to the contract of Mr. José Antonio Álvarez Álvarez with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 55% of the sum of: (i) the fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. The pensionable base in the event of death or disability is 100% of his fixed remuneration. Under his senior management contract the annual contribution was 55.93% of his fixed remuneration, and the pensionable base in the event of death or disability was 100% of his fixed remuneration.

In accordance with the provisions of the remuneration regulations, contributions made that are calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, these contributions are subject to malus clauses and clawback according to the policy in force at any time and during the same period in which the variable remuneration is deferred. Likewise, they must be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to him or her beneficiaries had there been any contingency covered by the forecasting system.

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2017 and 2016:

	Thousands of euros
	2017	2016
Ms. Ana Botín-Sanz de Sautuola y O’Shea (1)	45,798	43,156
Mr. José Antonio Álvarez Álvarez	16,151	15,107
Mr. Rodrigo Echenique Gordillo (2)	13,957	14,294
Mr. Matías Rodríguez Inciarte (3)	—	48,230

	75,906	120,787

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalised with another insurance company.
(2)

Executive director since January 16, 2015 Mr. Rodrigo Echenique Gordillo doesn’t participate in the pension system and the right to the bank to make contributions in its favour in this regard. The amount at December 31, 2017 and 2016, which correspond to him prior to his appointment as director of the bank executive director.

(3)	Ceased to be a member of the Board on November 28, 2017. The balance of his pensions rights as of December 31, 2017 is included in the Senior Managers section.

The payments made during 2017 to the members of the Board entitled to post-employment benefits amount to EUR 0.9 million (EUR 0.9 million in 2016).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognised in 2017 and 2016 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2017	2016
Ms. Ana Botín-Sanz de Sautuola y O’Shea	2,707	2,521
Mr. José Antonio Álvarez Álvarez	2,456	2,249

	5,163	4,770

d)	Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Insured capital (Thousands of euros)
	2017	2016
Ms. Ana Botín-Sanz de Sautuola y O’Shea	7,500	7,500
Mr. José Antonio Álvarez Álvarez	6,000	6,000
Mr. Rodrigo Echenique Gordillo	4,500	4,500
Mr. Matías Rodríguez Inciarte (1)	—	5,131

	18,000	23,131

(1)	Ceased to be member of the board on November 28, 2017. The insured capital at December 31, 2017 amounted to EUR 5,131 thousand.

During years 2017 and 2016, the Group has disbursed a total amount of EUR 10.5 and 9.3 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself as well as its subsidiaries, in light of various types of potential claims, for which it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.

At December 31, 2017 and 2016, there were no obligations in this connection to other directors.

e)	Deferred variable remuneration systems

The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2017 and 2016 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2017 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2017 and 2016 where the conditions for the receipt thereof had been met (see Note 47):

i) Deferred conditional variable remuneration plan

From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the Board of Directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related Annual General Meetings.

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, payment will based on the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s Executive Directors for each year.

This plan and the Performance Shares (ILP) plan described below have been integrated in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the General Meeting of Shareholders held on April 7, 2017.

ii) Performance shares plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2015, as a result of their participation in the ILP (see Note 47).

Maximum number of shares ILP (Thousands of euros) 2015 (1)
2017
Ms. Ana Botín-Sanz de Sautuola y O’Shea	187,070
Mr. José Antonio Álvarez Álvarez	126,279
Mr. Rodrigo Echenique Gordillo	93,540
Mr. Matías Rodríguez Inciarte (2)	145,922

406,899

(1)

A proposal from the remuneration committee, the board of directors resolved to increase the number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 5,967 shares.

(2)

Ceased to be member of the board on November 28, 2017. The maximum number of shares corresponding to the plan held as of December 31, 2017 was 145,922 shares, including those approved to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017.

The accrual of the ILP and its amount are conditional on the behaviour of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (December 31, 2018). Having finalized 2018, the corresponding amounts to be received by each exclusive director in relation to ILP (the ILP accrued amount) can be determined.

The shares to be delivered in 2019 to executive directors based on compliance with the related multiannual target are conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee-, during the period prior to the delivery, as a result of actions performed in the year to which the plan relates: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

With regards to the ILP of 2014, once fiscal years 2016 and 2017 have finished, the annual amount that, in each case, corresponds to each executive director after applying the percentage that results from the relevant metric (see Note 47) to one third of the agreed ILP amount, will be determined. For the accrual in 2017 and 2018, the referral RTA is the one that accumulates between January 1, 2014 and December 31, 2016 and until January 1, 2014. In both financial years, the position achieved in the RTA has not been such that determines the accrual of the second and third thirds; therefore, it has expired.

iii) Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment before and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP has been implemented. In 2017 the second cycle corresponding to the same plan was approved. The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2017 has been approved by the Board of Directors and implemented through the first cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries of the plan, was authorized by the annual General Meeting of Shareholders.

As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), for their payment, where appropriate by fifth parties provided that the conditions of permanence in the group and non-concurrence of the clauses malus are met, according to the following accrual scheme:

•	The accrual of the first and second parts (installment in 2019 and 2020) is not subject to the fulfilment of long-term objectives.

•

The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2017-2019 and the metrics and scales associated with those objectives. These objectives are:

•	the growth of consolidated earnings per share in 2019 compared to 2016;

•	the relative performance of the Bank’s total shareholder return (RTA) in the period 2017-2019 in relation to the weighted RTAs of a reference group of 17 credit institutions;

•	compliance with the fully loaded ordinary level 1 capital objective for the year 2019;

The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2017.

Both the immediate (short-term) and the deferred (long-term and conditioned) part are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to the fact that during the period prior to each of the deliveries, none of the circumstances giving rise to the malus clause as set out in the Group’s remuneration policy in its chapter related to malus and clawback. Likewise, the already paid amounts of the incentive will be subject to its possible recovery (clawback) by the Bank in the cases and during the term foreseen in said policy, always in the terms and conditions that are foreseen in it.

The application of malus and clawback is activated in cases in which there is poor financial performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i)	Significant failures in risk management committed by the entity, or by a business unit or risk control.

(ii)	The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.

(iii)	Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.

(iv)

(Irregular conduct, whether individual or collective. The negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.

The accrual of deferred compensation linked to the multiannual objectives of executive directors (and senior management) is conditioned, in addition to the permanence of the beneficiary in the Santander Group, in the opinion of the Board of Directors, at the proposal of the remuneration committee, none of the following circumstances in relation to the corresponding period during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (iii) material restatement of the Group’s financial statements, except when appropriate under a change in accounting regulations; or (iv) significant variations in the Group’s economic capital or risk profile. All this, in each case, with the exceptions and as provided in the regulation of the plan.

The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the Board of Directors on the proposal of the remuneration committee and can not be proposed once the last payment in shares corresponding to the plan is made in 2024.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bond is agreed by the board of executive directors of the Bank.

iv) Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of January 1, 2016, December 31, 2016 and 2017, as well as the gross shares that were delivered to them in 2016 and 2017, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-third of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plan 2012, 2013, 2014 and 2015 and of the deferred conditional and linked to multiannual objectives 2016 and 2017.

In order to mitigate the dilutive effect (and, therefore, not linked to the performance of the Group) of the capital increase with preferential subscription rights of the Bank that look place on July 2017 in certain cycles of the deferred compensation and long term incentive plans, the increase in the number of shares to be delivered to its beneficiaries was approved, considering for this a valuation of preferential subscription rights equivalent to their theoretical value, EUR 0.1047 per right. The effect of increasing the number of shares is detailed in the corresponding column of the table below.

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2016	Shares delivered in 2016 (immediate payment 2015 variable remuneration)	Shares delivered in 2016 (deferred payment 2014 variable remuneration)	Shares delivered in 2016 (deferred payment 2013 variable remuneration)	Shares delivered in 2016 (deferred payment 2012 variable remuneration)	Variable remuneration 2016 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2016	Shares delivered in 2017 (immediate payment 2016 variable remuneration)	Shares delivered in 2017 (deferred payment 2015 variable remuneration)	Shares delivered in 2017 (deferred payment 2014 variable remuneration)	Shares delivered in 2017 (deferred payment 2013 variable remuneration)	Shares arising from the capital increase of July 2017	Variable remuneration 2017 (maximum number of shares to be delivered) (1)	Maximum number of shares to be delivered at December 31, 2017(4)
2012 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	34,958				(34,958)
Mr. José Antonio Álvarez Álvarez (2)	24,046				(24,046)
Mr. Matías Rodríguez Inciarte	41,529				(41,529)
	100,533				(100,533)
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	66,241			(33,121)			33,120				(33,120)
Mr. José Antonio Álvarez Álvarez (2)	39,121			(19,560)			19,561				(19,561)
Mr. Matías Rodríguez Inciarte	69,093			(34,546)			34,547				(34,547)
	174,455			(87,227)			87,228				(87,228)
2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	182,444		(60,814)				121,630			(60,814)		905		61,721
Mr. José Antonio Álvarez Álvarez (2)	78,726		(26,242)				52,484			(26,242)		390		26,632
Mr. Matías Rodríguez Inciarte(3)	139,088		(46,363)				92,725			(46,363)		690		47,052
	400,258		(133,419)				266,839			(133,419)		1,985		135,405
2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	528,834	(211,534)					317,300		(63,460)			3,777		257,617
Mr. José Antonio Álvarez Álvarez(2)	351,523	(140,609)					210,914		(42,183)			2,511		171,242
Mr. Rodrigo Echenique Gordillo	260,388	(104,155)					156,233		(31,247)			1,860		126,846
Mr. Matías Rodríguez Inciarte	361,118	(144,447)					216,671		(43,334)			2,579		175,916
	1,501,863	(600,745)					901,118		(180,224)			10,727		731,621
2016 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea						592,043	592,043	(236,817)				5,286		360,512
Mr. José Antonio Álvarez Álvarez(2)						399,607	399,607	(159,843)				3,568		243,332
Mr. Rodrigo Echenique Gordillo						295,972	295,972	(118,389)				2,643		180,226
Mr. Matías Rodríguez Inciarte						352,455	352,455	(140,982)				3,147		214,620
						1,640,077	1,640,077	(656,031)				14,644		998,690
2017 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea													574,375	574,375
Mr. José Antonio Álvarez Álvarez(2)													384,118	384,118
Mr. Rodrigo Echenique Gordillo													299,346	299,346
Mr. Matías Rodríguez Inciarte(3)													292,771	292,771
													1,550,610	1,550,610

(1)

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfillment of multiannual objectives.

(2)	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.
(3)

Ceased to be a member of the Board on November 28, 2017. The shares corresponding to their variable remuneration between November 28, 2017 and January 2, 2018 as executive vice president on December 2, 2017 including in the Note 5.g.

(4)

In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 199,234 shares arising from his participation in the corresponding plans during his term as executive vice president.

Also, the table below show the cash delivered in 2017 and 2016, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee that one-third relating to each plan had accrued:

	Thousands of euros
	2017		2016
	Cash paid (immediate payment 2015 variable remuneration)	Cash paid (one-third of deferred payment 2014, 2013 and 2012 variable remuneration)	Cash paid (immediate payment 2014 variable remuneration)	Cash paid (one-third of deferred payment 2013, 2012 and 2011 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,205	825	840	826
Mr. José Antonio Álvarez Álvarez (1)	814	461	558	448
Mr. Rodrigo Echenique Gordillo	603	124	414	—
Mr. Matías Rodríguez Inciarte	718	690	574	784

	3,339	2,099	2,386	2,058

(1)	Includes paid cash corresponding to your participation in the corresponding plans during the time as executive vice president.

v) Information on former members of the Board of Directors

Following is information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to January 1, 2016 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2017 and 2016 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered (1)	2017	2016
Deferred conditional variable remuneration plan (2013)	—	80,718
Deferred conditional variable remuneration plan (2014)	101,537	200,097
Deferred conditional variable remuneration plan (2015)	67,472	83,103
Plan performance shares (ILP 2015)	51,447	50,693

Number of shares delivered	2017	2016
Deferred conditional variable remuneration plan (2012)	—	120,297
Deferred conditional variable remuneration plan (2013)	80,718	80,718
Deferred conditional variable remuneration plan (2014)	100,049	100,049
Deferred conditional variable remuneration plan (2015)	16,621	55,402

(1)

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 3,233 shares.

In addition, EUR 1,224 thousand and EUR 1,931 thousand relating to the deferred portion payable in cash on the aforementioned plans were paid each in 2017 and 2016.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognised:

	Thousands of euros
	2017				2016
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	10	—	10	—	—	—
Mr. José Antonio Álvarez	9	—	9	9	—	9
Mr. Bruce Carnegie-Brown	—	—	—	2	—	2
Mr. Matías Rodríguez Inciarte (1)	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo	22	—	22	21	—	21
Mr. Javier Botín-Sanz de Sautuola y O’Shea	17	—	17	4	—	4
Mrs. Sol Daurella Comadran	27	—	27	25	—	25
Mr. Ignacio Benjumea Cabeza de Vaca	—	—	—	2	—	2
Mrs. Belen Romana Garcia	3	—	3	—	—	—
Mr. Guillermo de la Dehesa Romero	—	—	—	11	—	11

	88	—	88	74	—	74

(1)	Ceased to be a board director on November 28, 2017. On December 31, 2017, to loans and credits amounted to EUR 13 thousands (EUR 16 thousands in 2016).

g) Senior	managers

In 2016 the Bank’s Board of Directors approved a series of appointments and organisational changes aimed at simplifying the Group’s organisation and rendering it more competitive.

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2017 and those at December 31, 2016, excluding the remuneration of the executive directors, which is detailed above:

		Thousands of euros
Year	Number of persons	Short-term salaries and deferred remuneration					Other remuneration (1)	Total
		Fixed	Variable remuneration (bonus)—Immediate payment		Deferred variable remuneration
			In cash	In shares (2)	In cash	In shares
2017	19	17,847	8,879	8,879	4,052	4,052	7,348	51,058
2016	18	17,258	8,126	8,126	3,745	3,745	4,430	45,430

(1)	Includes other remuneration items such as life insurance premiums and localization aids totalling EUR 692 thousand (2016: EUR 557 thousand).
(2)	The amount of the immediate payment in shares for 2017 relates to Santander shares 1,430,143 (2016: 1,596,248 Santander shares) and 225,564 shares of Banco Santander Mexico,S.A.
(3)

Additional, and as a result of the incorporation and compensation agreements of long-term and deferred compensation lost in previous jobs, compensations have been agreed in 2017 for the amount of EUR 4.650 thousand and 648.457 shares of Banco Santander, S.A. These compensations are partially subject to deferral and / or recovery in certain cases.

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at December 31, 2017 and 2016 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47).

		Thousands of euros
Year	Number of people	Deferred salaries (1)
		Cash payment	Share payment	Total
2017	19	4,255	4,255	8,510
2016	18	3,933	3,933	7,866

(1)

Relates in 2017 with the fair value of the maximum annual amounts for years 2021, 2022 and 2023 of the second cycle of the deferred conditional variable remuneration plan (2020, 2021 and 2022 for the first cycle of the deferred variable compensation plan linked to annual objectives for the year 2016).

Also, executive vice presidents who retired in 2017 and, therefore, were not members of senior management at year-end, received in 2016 salaries and other remuneration relating to their retirement amounting to EUR 5,237 thousand, and remained entitled to long-term salary remuneration of EUR 999 thousand.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2017 and 2016 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	2017	2016
Deferred conditional variable remuneration plan (2013)	—	271,996
Deferred conditional variable remuneration plan (2014)	323,424	759,950
Deferred conditional variable remuneration plan (2015)	1,296,424	1,981,670
Performance shares plan ILP (2015)	1,050,087	1,339,506
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,854,495	1,954,431
Deferred conditional variable remuneration plan and linked to objectives (2017) (2)	1,779,302	—

(1)

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 66,339 shares.

(2)	Also, they were entitled to a maximum of 225,564 Banco Santander (México) S.A. shares at December 31, 2017.

In 2017 and 2016, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2017	2016
Deferred conditional variable remuneration plan (2012)	—	251,445
Deferred conditional variable remuneration plan (2013)	226,766	271,996
Deferred conditional variable remuneration plan (2014)	318,690	379,978
Deferred conditional variable remuneration plan (2015)	349,725	—

As indicated in Note 5.c above, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalised to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

Likewise, the contracts of certain senior managers include a supplementary pension scheme for cases of death (widowhood and orphans) and permanent disability in active employment.

In addition, in application of the provisions of the remuneration regulations, as of 2016 (inclusive), a discretionary pension benefit component of at least 15% of the total has been included in contributions to the pension system. Under the regime corresponding to these discretionary benefits, the contributions made that are calculated on variable remunerations are subject to malus and clawback clauses according to the policy in force at each moment and during the same period in which the variable remuneration is deferred.

Likewise, they must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to him or her beneficiaries if there were any contingency covered by the forecasting system.

The balance as of December 31, 2017 in the pension system for those who were part of senior management during the year amounted to EUR: 118.7 million (EUR: 99.3 million in December 31, 2016).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 14.5 million in 2017 (EUR: 12.9 in 2016).

In 2017 there is no payments in the form of a single payment of the annual voluntary pre-retirement allowance (EUR: 6.7 million in 2016).

Additionally, the capital insured by life and accident insurance at December 31, 2017 of this group amounts to EUR 53.6 million (EUR: 59.1 million at December 31, 2016).

h)	Post-employment benefits to former Directors and former executive vice presidents

The post-employment benefits and settlements paid in 2017 to former directors of the Bank, other than those detailed in Note 5.c amounted to EUR 26.2 million (2016: EUR 7.3 million). Also, the post-employment benefits and settlements paid in 2017 to former executive vice presidents amounted to EUR 17.7 million (2016: EUR 134.7 million).

Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s Management Board, amounted to EUR 0.5 milllion in 2017 (EUR 0.66 million in 2016). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous managing directors amounted to EUR 5.5 million in 2017 (EUR 6.6 million in 2017)

In 2017 a period provision of EUR 0.5 thousand (release of EUR 0.3 million in 2016) was recognised in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and a period provision of EUR 5.6 thousand was also recognised in relation to former executive vice presidents (2016: a period provision of EUR 0.5 thousand was recognised).

In addition, Provisions—Provision for pensions and similar obligations in the consolidated balance sheet as at December 31, 2017 included EUR 81.8 million in respect of the post-employment benefit obligations to former Directors of the Bank (December 31, 2016: EUR 96.8 million) and EUR 175.8 million corresponding to former executive vice presidents (2016: EUR 171 million).

i)	Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 16% in the event of voluntary retirement before the age of 60. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years. Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years.

j)	Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to the compensation that corresponds to the non-competition obligations, as detailed in the remuneration policy of the directors

If the Bank were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

k)	Information on investments held by the directors in other companies and conflicts of interest

None of the members of the Board of Directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

Administrator	Denomination	Number of shares	Functions
Dª. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. *	5,179,932	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc Lloyd’s of London Ltd	— —	President (1) President (1)
D. Rodrigo Echenique Gordillo	Mitsubishi UFJ Financial Group *	17,500	— —
D. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
D. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. JB Capital Markets Sociedad de Valores, S.A.	6,929,853 2,077,198	— President
Dª. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Manager officer (1)
D. Ramiro Mato García-Ansorena	BNP Paribas	13,806	—

(*) Indirect ownership.

(1) Non-executive.

With regard to situations of conflict of interest, as stipulated in Article 30 of the Rules and Regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they or persons related thereto may be involved. The director involved shall refrain from taking part in discussions or voting on any resolutions or decisions in which the director or any persons related thereto may have a conflict of interest.

Also, under Article 33 of the Rules and Regulations of the Board, following a favourable report by the audit committee, the board must authorise the transactions which the Bank performs with directors (unless the power to approve them is vested by law in the general meeting), excluding the transactions indicated in Article 33.2.

Accordingly, the related party transactions performed during the year met the conditions established in the Rules and Regulations of the Board not to require authorisation of the governing bodies, or obtained such authorisation, following a favourable report by the audit committee, after confirming that the consideration and the other conditions agreed upon were within market parameters.

In addition, other directors abstained from participating in and voting on the deliberations of the meetings of the Board of Directors or the board committees on 86 occasions in 2017. The breakdown of these 86 cases is as follows: 27 related to proposals for the appointment, re-election or removal of directors, or the appointment of members of the board committees or committees in Group companies; 25 related to matters connected with remuneration or the extension of loans or credits; 22 related to the debate of proposed financing or other lending transactions involving companies related to directors; and on 12 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments committee.

6.	Loans and advances to central banks and credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
CENTRAL BANKS
Classification:
Financial assets held for trading	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Loans and receivables	26,278	27,973	17,337

	26,278	27,973	17,337

Type:
Time deposits	17,359	14,445	9,958
Reverse repurchase agreements	8,919	13,528	7,379
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
Of which risk country	—	—	—

	26,278	27,973	17,337

CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	1,696	3,221	1,352
Financial assets designated at fair value through profit or loss	9,889	10,069	26,403
Loans and receivables	39,567	35,424	37,438

	51,152	48,714	65,193

Type:
Time deposits	8,169	6,577	7,875
Reverse repurchase agreements	21,765	20,867	37,744
Non-loan advances	21,232	21,281	19,580
Impaired assets	4	4	13
Valuation adjustments for impairment	(18)	(15)	(19)
Of which risk country	(10)	(12)	(12)

	51,152	48,714	65,193

Currency:
Euro	23,286	24,278	42,666
Pound sterling	5,582	4,337	3,684
US dollar	15,325	11,996	14,395
Brazilian reais	28,140	32,013	20,341
Other currencies	5,097	4,063	1,444

TOTAL	77,430	76,687	82,530

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions acquired under reverse repurchase agreements, whereas those classified under Financial assets designated at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly time accounts and deposits.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7.	Debt instruments

a)	Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Classification:
Financial assets held for trading	36,351	48,922	43,964
Financial assets designated at fair value through profit or loss	3,485	3,398	3,717
Financial assets available-for-sale (*)	128,481	111,287	117,187
Loans and receivables	17,543	13,237	10,907
Held-to-maturity investments	13,491	14,468	4,355

	199,351	191,312	180,130

Type:
Spanish government debt securities (*)	59,186	45,696	45,787
Foreign government debt securities	99,424	103,070	88,346
Issued by financial institutions	12,155	16,874	18,843
Other fixed-income securities	28,299	25,397	27,227
Impaired financial assets	1,017	773	218
Impairment losses	(730)	(498)	(291)

	199,351	191,312	180,130

Currency:
Euro (*)	93,250	73,791	81,196
Pound sterling	16,203	16,106	10,551
US dollar	25,191	31,401	27,011
Other currencies	65,437	70,512	61,663

Total Gross	200,081	191,810	180,422

Impairment losses	(730)	(498)	(291)

	199,351	191,312	180,130

(*)	During 2017 the increase produced mainly due to Banco Popular acquisition.

During the year 2016, Santander UK Plc purchased a portfolio of UK Government debt securities which were classified as held-to-maturity investments on acquisition for the amount of EUR 7,765 million.

In 2015, the Group reclassified certain financial instruments from the available-for-sale portfolio into the held-to-maturity investment portfolio. Pursuant to the applicable legislation, for the fair value of these instruments at the date of reclassification was considered their initial cost and the amount recognised in Other comprehensive income in the Group’s consolidated equity remained in the consolidated balance sheet, together with the adjustments relating to the other Financial assets available-for-sale. The reclassified instruments were subsequently measured at their amortised cost, and both the difference between their amortised cost and their maturity amount and the Other comprehensive income previously recognised in equity will be recognised in the consolidated income statement over the remaining life of the financial assets using the effective interest method.

b)	Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2017, 2016 and 2015, net of impairment losses, is as follows:

	Millions of euros
	2017				2016				2015
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	5,272	59,186	64,458	32.33%	6,153	45,696	51,849	27.10%	7,387	45,787	53,174	29.52%
United Kingdom	4,339	10,717	15,056	7.55%	3,531	11,910	15,441	8.07%	3,746	6,456	10,202	5.66%
Portugal	3,972	7,892	11,864	5.95%	4,068	7,689	11,757	6.15%	3,889	9,975	13,864	7.70%
Italy	1,287	7,171	8,458	4.24%	1,035	3,547	4,582	2.40%	1,312	4,423	5,735	3.18%
Ireland	3,147	2	3,149	1.58%	518	—	518	0.27%	342	—	342	0.19%
Poland	772	6,619	7,391	3.71%	707	6,265	6,972	3.64%	802	5,470	6,272	3.48%
Other European countries	7,195	1,733	8,928	4.48%	7,203	1,736	8,939	4.67%	7,912	3,133	11,045	6.13%
United States	7,986	11,670	19,656	9.86%	10,559	13,058	23,617	12.34%	11,919	9,753	21,672	12.03%
Brazil	4,729	34,940	39,669	19.90%	5,364	39,770	45,134	23.59%	5,405	25,588	30,993	17.21%
Mexico	461	9,478	9,939	4.99%	587	10,628	11,215	5.86%	723	15,296	16,019	8.89%
Chile	62	4,071	4,133	2.07%	1,315	3,643	4,958	2.59%	1,027	2,032	3,059	1.70%
Other American countries	755	913	1,668	0.84%	782	1,262	2,044	1.07%	762	1,611	2,373	1.32%
Rest of the world	764	4,218	4,982	2.50%	724	3,562	4,286	2.24%	771	4,609	5,380	2.99%

	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%	45,997	134,133	180,130	100%

The detail, by issuer rating, of Debt instruments at December 31, 2017, 2016 and 2015 is as follows:

	Millions of euros
	2017				2016				2015

	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	16,239	924	17,163	8.61%	18,916	1,008	19,924	10.41%	16,975	9,164	26,139	14.51%
AA	2,714	23,522	26,236	13.16%	1,632	29,639	31,271	16.35%	3,452	13,168	16,620	9.23%
A	4,373	8,037	12,410	6.23%	2,928	3,285	6,213	3.25%	7,379	9,120	16,499	9.16%
BBB	6,449	91,012	97,461	48.89%	7,579	66,955	74,534	38.96%	8,011	65,707	73,718	40.92%
Below BBB	2,393	35,109	37,502	18.81%	4,751	47,872	52,623	27.51%	2,575	35,573	38,148	21.18%
Unrated	8,573	6	8,579	4.30%	6,740	7	6,747	3.53%	7,605	1,401	9,006	5.00%

	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%	45,997	134,133	180,130	100%

The distribution of exposure by rating shown in the foregoing table has been affected by the various reviews of sovereign issuer ratings conducted in recent years. Moreover, the main review in 2017 are that of Portugal (from BB+ to BBB-) and Chile (from AA- to AA+). The main reviews in 2016 were that of United Kingdom (from AAA to AA), Poland (from A to BBB+) and Argentina (From Unrated to B-). Also, the principal review in 2015 was that of Brazil (from BBB to Below BBB).

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2017, 2016 and 2015, net of impairment losses, is as follows:

	Millions of euros
	2017	2016	2015
Securitised mortgage bonds	2,458	1,584	2,110
Other asset-backed bonds	5,992	2,803	3,073
Floating rate debt	13,756	11,818	16,633
Fixed rate debt	18,535	26,341	24,181

Total	40,741	42,546	45,997

c)	Impairment losses

The changes in the impairment losses on Debt instruments are summarised below:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	498	291	144
Net impairment losses for the year (*)	348	380	211
Of which:
Impairment losses charged to income	386	423	223
Impairment losses reversed with a credit to income	(38)	(43)	(12)
Exchange differences and other items	(116)	(172)	(64)

Balance at end of year	730	498	291

Of which:
By geographical location of risk:
European Union	30	40	34
Latin America	700	458	257

(*) Of which:
Loans and advances	348	405	92
Financial assets available for sale	—	(25)	119

d)	Other information

The detail, by term to maturity, of the debt instruments pledged as security for certain commitments, is as follows:

	Millions of euros
	2017
	1 day	1 week	1 month	3 months	6 months	1 year	More than 12 months	Total
Government debt securities	3,076	42,213	18,624	9,614	5,895	1,222	1,157	81,801
Other debt instruments	810	853	529	689	257	804	4,039	7,981

Total	3,886	43,066	19,153	10,303	6,152	2,026	5,196	89,782

There are no particular conditions relating to the pledge of these assets that need to be disclosed.

Note 29 contains a detail of the Other comprehensive income recognised in equity on Financial assets available-for-sale.

Note 51 contains a detail of the residual maturity periods of Financial assets available-for-sale and of Loans and receivables and of the related average interest rates.

8.	Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Classification:
Financial assets held for trading	21,353	14,497	18,225
Financial assets designated at fair value through profit or loss	933	546	630
Financial assets available-for-sale	4,790	5,487	4,849

	27,076	20,530	23,704

Type:
Shares of Spanish companies	4,199	3,098	2,479
Shares of foreign companies	20,448	15,342	19,077
Investment fund units and shares	2,429	2,090	2,148

	27,076	20,530	23,704

Note 29 contains a detail of the Other comprehensive income recognised in equity on Financial assets available-for-sale, and also the related impairment losses.

b)	Changes

The changes in Financial assets available-for-sale—Equity instruments were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	5,487	4,849	5,001
Net additions (disposals)	(331)	(294)	(392)
Of which:
Bank of Shanghai Co., Ltd.	—	—	109
Visa Europe, Ltd.	—	(263)	—
Valuation adjustment and other items	(366)	932	240

Balance at end of year	4,790	5,487	4,849

The main acquisitions and disposals made in 2017, 2016 and 2015 were as follows:

i. Bank of Shanghai Co., Ltd.

In May 2014 the Group acquired 8% of Bank of Shanghai Co., Ltd. for EUR 396 million.

In June 2015 the Group subscribed to a capital increase at this company for EUR 109 million, thereby retaining its ownership interest percentage.

In November 2016, the Bank of Shanghai shares began to trade, which meant that the closing price at December 31, 2017 and December 31, 2016 included a positive valuation adjustment of EUR 340 million and EUR 675 million compared to the cost recorded in Other comprehensive income—items that may be classified in results—Financials assets available for sale.

ii. Visa Europe, Ltd.

On June 21, 2016 the Group disposed its Visa Europe, Ltd. stake, classified as available for sale, obtaining a gain net of taxes of EUR 227 million (see Note 44 Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net).

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2017, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9.	Derivatives (assets and liabilities) and Short positions

a)	Derivatives

The detail, by type of inherent risk, of the fair value of the derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2017		2016		2015
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	38,030	37,582	47,884	48,124	51,576	49,095
Currency risk	16,320	18,014	21,087	23,500	21,924	23,444
Price risk	2,167	2,040	2,599	2,402	2,598	3,343
Other risks	726	256	473	343	626	532

	57,243	57,892	72,043	74,369	76,724	76,414

b)	Short positions

Following is a breakdown of the short positions (liabilities):

	Millions of euros
	2017	2016	2015
Borrowed securities:
Debt instruments	2,447	2,250	3,098
Of which: Santander UK plc	1,557	1,319	1,857
Equity instruments	1,671	1,142	990
Of which: Santander UK plc	1,500	991	905
Short sales:
Debt instruments	16,861	19,613	13,274
Of which:
Banco Santander, S.A.	8,621	7,472	6,953
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	46	1,872	1,290
Banco Santander (Brasil) S.A.	8,188	9,197	4,619
Equity instruments	—	—	—

	20,979	23,005	17,362

10.	Loans and advances to customers

a)	Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Financial assets held for trading	8,815	9,504	6,081
Financial assets designated at fair value through profit or loss	20,475	17,596	14,293
Loans and receivables	819,625	763,370	770,474
Of which:
Disregarding impairment losses	843,559	787,763	796,991
Impairment losses	(23,934)	(24,393)	(26,517)
Of which, due to country risk	(18)	(15)	(12)

	848,915	790,470	790,848

Loans and advances to customers disregarding impairment losses	872,849	814,863	817,365

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2017	2016	2015
Loan type and status:
Commercial credit	29,287	23,894	18,486
Secured loans	473,936	454,677	481,221
Reverse repurchase agreements	18,864	16,609	12,022
Other term loans	257,441	232,288	217,829
Finance leases	28,511	25,357	22,900
Receivable on demand	6,721	8,102	8,504
Credit cards receivables	21,809	21,363	20,270
Impaired assets	36,280	32,573	36,133

	872,849	814,863	817,365

Geographical area:
Spain	227,446	161,372	167,856
European Union (excluding Spain)	390,536	379,666	401,315
United States and Puerto Rico	75,777	87,318	88,737
Other OECD countries	74,463	74,157	69,519
Latin America (non-OECD)	88,302	93,207	77,519
Rest of the world	16,325	19,143	12,419

	872,849	814,863	817,365

Interest rate formula:
Fixed rate	447,788	417,448	407,026
Floating rate	425,061	397,415	410,339

	872,849	814,863	817,365

At December 31, 2017, the Group had granted loans amounting to EUR 16,470 million (December 31, 2016: EUR 14,127 million; December 31, 2015: EUR 13,993 million) to Spanish public sector agencies (which had ratings of BBB at December 31, 2017, 2016 and 2015), and EUR 18,577 million to the public sector in other countries (December 31, 2016: EUR 16,483 million; December 31, 2015: EUR 7,772 million). At December 31, 2017, the breakdown of this amount by issuer rating was as follows: 9.5% AAA, 50.0% AA, 0.9% A, 36.0% BBB and 3.7% below BBB.

Without considering the Public Administrations, the amount of the loans and advances at December 31, 2017 amounts to EUR 837,802 million, of which, EUR 801,640 million euros are classified to non-performing. The percentage breakdown of these loans and advances by counterparty credit quality is as follows: 5.4% AAA, 14.2% AA, 19.7% A, 26.7% BBB and 34.1% below BBB.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (See Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans to customers at December 31, 2017, net of impairment losses:

	Millions of euros
	Total	Without collateral	Secured loans
			Net exposure		Loan-to-value ratio (a)
			Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	33,008	21,611	8,565	2,832	1,245	2,254	4,719	3,052	127
Other financial institutions (Financial business activity)	35,036	10,930	1,166	22,940	862	887	331	21,347	679
Non-financial corporations and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	288,912	167,960	65,864	55,088	25,599	18,426	14,183	38,049	24,695
Of which:
Construction and property development	26,996	2,642	22,849	1,505	9,032	5,745	4,224	2,906	2,447
Civil engineering construction	3,422	2,100	441	881	128	294	158	281	461
Large companies	137,775	98,670	11,729	27,376	5,275	3,823	3,194	15,592	11,221
SMEs and individual entrepreneurs	120,719	64,548	30,845	25,326	11,164	8,564	6,607	19,270	10,566
Households—other (broken down by purpose)	473,075	112,566	318,635	41,874	83,202	100,972	98,556	45,293	32,486
Of which:
Residential	308,985	1,762	306,701	522	76,300	94,654	93,403	34,788	8,078
Consumer loans	144,846	106,219	2,592	36,035	3,590	4,036	3,150	5,207	22,644
Other purposes	19,244	4,585	9,342	5,317	3,312	2,282	2,003	5,298	1,764

Total (*)	830,031	313,067	394,230	122,734	110,908	122,539	117,789	107,741	57,987

Memorandum item
Refinanced and restructured transactions (**)	36,164	8,494	16,694	10,976	3,495	3,377	3,704	4,431	12,663

(*)	In addition, the Group has granted advances to customers amounting to EUR 18,884 million, bringing the total of loans and advances to EUR 848,915 million.
(**)	Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
(a)	The ratio is the carrying amount of the transactions at December 31, 2017 provided by the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables—Loans and advances to customers were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	24,393	26,517	27,217
Net impairment losses charged to income for the year	10,513	10,734	11,477
Of which:
Impairment losses charged to income	19,006	17,081	16,461
Impairment losses reversed with a credit to income	(8,493)	(6,347)	(4,984)
Change of perimeter	—	(136)	—
Write-off of impaired balances against recorded impairment allowance	(13,522)	(12,758)	(12,361)
Exchange differences and other changes	2,550	36	184

Balance at end of year	23,934	24,393	26,517

Of which:
By status of the asset:
Impaired assets	16,207	15,331	17,421
Of which: due to country risk (Note 54)	18	15	12
Other assets	7,727	9,062	9,096

Balance at end of year	23,934	24,393	26,517

Of which:
Individually calculated	5,311	6,097	9,673
Collective calculated:	18,623	18,296	16,844

In addition, provisions for debt securities amounting to EUR 348 million (December 31, 2016: EUR 405 million; December 31, 2015: EUR 92 million) and written-off assets recoveries have been recorded in the year amounting to EUR 1,620 million. (December 31, 2016: EUR 1,582 million; December 31, 2015: EUR 1,375 million). With this, the impairment amounts EUR 9,241 million (December 31, 2016: EUR 9,557 million; December 31, 2015: EUR 10,194 million).

d)	Impaired assets and assets with unpaid past-due amounts

The detail of the changes in the balance of the financial assets classified as Loans and receivables -Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	32,573	36,133	40,372
Net additions	8,409	7,393	7,862
Written-off assets	(13,522)	(12,758)	(12,361)
Changes in the scope of consolidation	9,618	661	106
Exchange differences and other	(798)	1,144	154

Balance at end of year	36,280	32,573	36,133

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

At December 31, 2016, the Group’s written-off assets totalled EUR 43,508 million (December 31, 2016: EUR 40,473 million; December 31, 2015: EUR 36,848 million).

Following is a detail of the financial assets classified as Loans and receivables to costumers and considered to be impaired due to credit risk at December 31, 2017, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	6,012	938	793	814	9,643	18,200
European Union (excluding Spain)	2,023	1,526	811	558	3,829	8,747
United States and Puerto Rico	1,221	641	42	50	192	2,146
Other OECD countries	1,523	563	166	128	378	2,758
Latin America (non-OECD)	945	1,309	709	578	888	4,429
Rest of the world	—	—	—	—	—	—

	11,724	4,977	2,521	2,128	14,930	36,280

The detail at December 31, 2016 is as follows:

	Millions of euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	4,845	508	360	625	7,009	13,347
European Union (excluding Spain)	2,648	1,783	877	654	3,262	9,224
United States and Puerto Rico	805	833	38	61	242	1,979
Other OECD countries	1,601	481	145	158	474	2,859
Latin America (non-OECD)	1,242	1,059	1,131	677	1,055	5,164
Rest of the world	—	—	—	—	—	—

	11,141	4,664	2,551	2,175	12,042	32,573

The detail at December 31, 2015 is as follows:

	Millions of euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	6,623	894	622	551	8,329	17,019
European Union (excluding Spain)	1,854	1,720	916	791	4,394	9,675
United States and Puerto Rico	1,305	135	58	29	257	1,784
Other OECD countries	721	894	232	194	1,237	3,278
Latin America (non-OECD)	1,418	995	666	477	766	4,322
Rest of the world	8	2	—	—	45	55

	11,929	4,640	2,494	2,042	15,028	36,133

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at December 31, 2017:

	Millions of euros
	Gross amount	Allowance recognised	Estimated collateral value (*)
Without associated collateral	15,127	9,303	—
With property collateral	17,534	5,128	11,945
With other collateral	3,619	1,776	1,168

Balance at end of year	36,280	16,207	13,113

(*)

Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due -assets impaired due to arrears- or other circumstances may be arise which will not result in all contractual cash flows being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Loans classified as standard: past-due amounts receivable

In addition, at December 31, 2017, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Millions of euros
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to customers	1,381	623	373
Of which Central Banks	—	—	—
Of which Public sector	1	1	—

Total	1,381	623	373

e)	Securitisation

Loans and advances to customers includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of original financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (See Note 2.e) is shown below. Note 22 details the liabilities associated with these securitisation transactions.

	Millions of euros
	2017	2016	2015
Derecognised	241	477	685
Of which
Securitised mortgage assets	241	477	685

Retained on the balance sheet	91,208	100,675	107,643
Of which
Securitised mortgage assets	36,844	44,311	54,003
Of which: UK assets	15,694	20,969	30,833
Other securitised assets	54,364	56,364	53,640

Total	91,449	101,152	108,328

Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2017, 2016 and 2015 the Group did not derecognise any of the securitisations performed, and the balance shown as derecognised for those years relates to securitisations performed in prior years.

The loans derecognised include assets of Santander Bank, National Association amounting to approximately EUR 113 million at December 31, 2017 (December 31, 2016: EUR 324 million; December 31, 2015: EUR 506 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2017 the Group recognised under Other liabilities an obligation amounting to EUR 1 million (December 31, 2016: EUR 3 million; December 31, 2015: EUR 6 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitisations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitisation are mainly mortgage loans, loans to companies and consumer loans.

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2017		2016		2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Fair value hedges	3,607	6,968	4,678	5,696	4,620	5,786
Of which: Portfolio hedges	1,058	1,920	1,525	2,329	426	2,168
Cash flow hedges	4,416	947	5,349	1,324	2,449	3,021
Hedges of net investments in foreign operations	514	129	350	1,136	658	130

	8,537	8,044	10,377	8,156	7,727	8,937

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Tangible assets	11,661	5,743	5,623
Of which:
Foreclosed assets	11,566	5,640	5,533
Of which: Property assets in Spain (Note 54)	10,533	4,902	4,983
From Banco Popular in the process of sale (Note 3)	5,943	—	—
Other tangible assets held for sale	95	103	90
Other assets (*)	3,619	29	23

	15,280	5,772	5,646

(*) These include, mainly, Banco Popular assets under the sale of the real estate business to Blackstone (see Note 3).

At December 31, 2017, without considering the assets of Banco Popular under the aforementioned sale, the allowances recognised for the total non-current assets held for sale represented 50% (2016: 51%; 2015: 51%). The net charges recorded in those years amounted to EUR 347 million, EUR 241 million and EUR 253 million, respectively and the recoveries during these exercises are amounted to EUR 41 million, EUR 29 million and EUR 31 million.

In 2017 the Group sold, for EUR 1,295 million, foreclosed properties with a gross carrying amount of EUR 2,168 million, for which provisions totalling EUR 968 million had been recognised. These sales gave rise to gains of EUR 95 million.

In addition, other tangible assets were sold for EUR 87 million, giving rise to a gain of EUR 8 million (see Note 50).

13.	Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2017	2016	2015
Associated entities
Merlin Properties, SOCIMI, S.A.	1,242	1,168	—
Zurich Santander Insurance América, S.L.	988	1,011	873
Testa Residencial, SOCIMI, S.A.	651	307	—
Allianz Popular, S.L.	438	—	—
Santander Insurance	358	325	301
Other companies	520	431	485

	4,197	3,242	1,659

Joint Ventures entities
Wizink Bank, S.A.	1,017	—	—
Unión de Créditos Inmobiliarios, S.A., EFC	207	177	184
Aegon Santander Seguros (currently Santander Generales Seguros y Reaseguros, S.A. and Santander Vida Seguros y Reaseguros, S.A.)	186	197	240
SAM Investment Holdings Limited (*)	—	525	514
Other companies	577	695	654

	1,987	1,594	1,592

(*)	SAM Investment Holdings Limited becomes part of the Group.

Of the entities included above, at December 31, 2017, the entity Merlin Properties, SOCIMI, S.A and Compañía Española de Viviendas en Alquiler, S.A. are the only listed companies.

b)	Changes

The changes in the investment were as followed:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	4,836	3,251	3,471
Acquisitions (disposals) and capital increases (reductions)	1,893	(72)	(72)
Of which:
Wizink Bank, S.A.	1,017	—	—
Allianz Popular, S.L.	438	—	—
Changes in the consolidation method (Note 3)	(582)	1,457	21
Of which:
Merlin and Testa	—	1,475	—
SAM Investment Holdings Limited	(494)	—	—
Effect of equity accounting (Note 41)	704	444	375
Dividends paid and reimbursements of share premium	(376)	(305)	(227)
Exchange differences and other changes	(291)	61	(317)

Balance at end of year	6,184	4,836	3,251

c)	Impairment losses

In 2017, 2016 and 2015 there was no evidence of material impairment on the Group’s investments.

d)	Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	2017	2016	2015
Total assets	63,093	55,791	42,510
Total liabilities	(51,242)	(45,623)	(38,118)

Net assets	11,851	10,168	4,392

Group’s share of net assets	4,194	3,381	1,904
Goodwill	1,990	1,455	1,347
Of which:
Zurich Santander Insurance América, S.L.	526	526	526
Wizink Bank, S.A.	553	—	—
Allianz popular, S.L.	347	—	—
Santander Insurance (Irlanda)	205	205	205

Total Group share	6,184	4,836	3,251

Total income	12,536	11,766	11,430

Total profit	1,699	984	935

Group’s share of profit	704	444	375

Following is a summary of the financial information for 2017 on the main associates and joint ventures (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	Total assets	Total liabilities	Total income	Total profit
Joint Ventures entities	25,789	(23,072)	3,833	330

Of which:
Unión de Créditos Inmobiliarios, S.A., EFC	12,318	(11,905)	345	10
Wizink Bank, S.A.	5,235	(4,054)	947	73
Aegon Santander Seguros (currently Santander Generales Seguros y Reaseguros,S.A. and Santander Vida Seguros y Reaseguros, S.A.)	654	(424)	382	30

Associated entities	37,304	(28,170)	8,703	1,369

Of which:
Zurich Santander Insurance América, S.L.	16,049	(15,105)	4,696	491
Allianz Popular, S.L.	1,053	(826)	481	38
Santander Insurance (Irlanda)	2,161	(1,852)	843	63

Total	63,093	(51,242)	12,536	1,699

14.	Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	238	269	299
Banco Popular (Other similar obligations)	1	—	—

	239	269	299

15.	Liabilities and Assets under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (See Note 2.j) is as follows:

	Millions of euros
	2017			2016			2015
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)
Unearned premiums and unexpired risks	50	(41)	9	61	(46)	15	62	(39)	23
Life insurance	483	(151)	332	159	(138)	21	149	(136)	13
Claims outstanding	423	(115)	308	358	(98)	260	335	(112)	223
Bonuses and rebates	29	(11)	18	19	(8)	11	18	(9)	9
Other technical provisions	132	(23)	109	55	(41)	14	63	(35)	28

	1,117	(341)	776	652	(331)	321	627	(331)	296

16.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Cost:
Balances at January 1, 2015	17,351	10,466	7,424	35,241
Additions / disposals (net) due to change in the scope of consolidation	(22)	1	(27)	(48)
Additions / disposals (net)	878	3,857	(88)	4,647
Transfers, exchange differences and other items	(765)	597	36	(132)

Balances at December 31, 2015	17,442	14,921	7,345	39,708
Additions / disposals (net) due to change in the scope of consolidation	(17)	287	(4,278)	(4,008)
Additions / disposals (net)	763	2,380	(64)	3,079
Transfers, exchange differences and other items	(76)	650	462	1,036

Balances at December 31, 2016	18,112	18,238	3,465	39,815
Additions / disposals (net) due to change in the scope of consolidation	1,740	205	—	1,945
Additions / disposals (net)	781	2,445	(100)	3,126
Transfers, exchange differences and other items	(1,357)	(2,215)	(223)	(3,795)

Balances at December 31, 2017	19,276	18,673	3,142	41,091

Accumulated depreciation:
Balances at January 1, 2015	(8,979)	(1,778)	(194)	(10,951)
Disposals due to change in the scope of Consolidation	(27)	—	5	(22)
Disposals	423	196	11	630
Charge for the year	(1,161)	—	(11)	(1,172)
Transfers, exchange differences and other items	296	(1,794)	(95)	(1,593)

Balances at December 31, 2015	(9,448)	(3,376)	(284)	(13,108)
Disposals due to change in the scope of Consolidation	5	(3)	121	123
Disposals	311	457	29	797
Charge for the year	(1,079)	—	(10)	(1,089)
Transfers, exchange differences and other items	—	(2,247)	(53)	(2,300)

Balances at December 31, 2016	(10,211)	(5,169)	(197)	(15,577)
Disposals due to change in the scope of Consolidation	—	—	—	—
Disposals	478	639	8	1,125
Charge for the year	(1,165)	—	(25)	(1,190)
Transfers, exchange differences and other items	(22)	(1,574)	25	(1,571)

Balances at December 31, 2017	(10,920)	(6,104)	(189)	(17,213)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses:
Balances at January 1, 2015	(48)	(123)	(863)	(1,034)
Impairment charge for the year	(5)	(37)	(109)	(151)
Releases	3	—	20	23
Disposals due to change in the scope of Consolidation	5	—	(4)	1
Exchange differences and other	—	1	(120)	(119)

Balances at December 31, 2015	(45)	(159)	(1,076)	(1,280)
Impairment charge for the year	(12)	(43)	(62)	(117)
Releases	1	1	60	62
Disposals due to change in the scope of Consolidation	1	—	309	310
Exchange differences and other	14	42	17	73

Balances at December 31, 2016	(41)	(159)	(752)	(952)
Impairment charge for the year	(16)	(42)	(21)	(79)
Releases	4	—	3	7
Disposals due to change in the scope of Consolidation	—	(2)	(1)	(3)
Exchange differences and other	(24)	5	142	123

Balances at December 31, 2017	(77)	(198)	(629)	(904)

Tangible assets, net:
Balances at December 31, 2015	7,949	11,386	5,985	25,320
Balances at December 31, 2016 (*)	7,860	12,910	2,516	23,286
Balances at December 31, 2017	8,279	12,371	2,324	22,974

(*)	The decreases in 2016 in Tangible assets—Investment property was due to the separation and deconsolidation of Metrovacesa, S.A. (See Note 3).

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment—For own use in the consolidated balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	5,754	(1,892)	(45)	3,817
IT equipment and fixtures	4,984	(3,927)	—	1,057
Furniture and vehicles	6,374	(3,561)	—	2,813
Construction in progress and other items	330	(68)	—	262

Balances at December 31, 2015	17,442	(9,448)	(45)	7,949

Land and buildings	5,713	(1,967)	(41)	3,705
IT equipment and fixtures	5,225	(4,161)	—	1,064
Furniture and vehicles	6,963	(4,023)	—	2,940
Construction in progress and other items	211	(60)	—	151

Balances at December 31, 2016	18,112	(10,211)	(41)	7,860

Land and buildings	5,892	(2,014)	(77)	3,801
IT equipment and fixtures	5,608	(4,422)	—	1,186
Furniture and vehicles	7,213	(4,391)	—	2,822
Construction in progress and other items	563	(93)	—	470

Balances at December 31, 2017	19,276	(10,920)	(77)	8,279

The carrying amount at December 31, 2017 in the foregoing table includes the following approximate amounts:

•	EUR 5,455 million (December 31, 2016: EUR 5,906 million; December 31, 2015: EUR 5,870 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

c)	Investment property

The fair value of investment property at December 31, 2017 amounted to EUR 2,435 million (2016: EUR 2,583 million; 2015: EUR 6,097 million). A comparison of the fair value of investment property at December 31, 2017, 2016 and 2015 with the net book value shows gross unrealised gains of EUR 128 million (2016 gains: EUR 67 and 2015 gains: 112 EUR million), of which are attributed to the group are unrealised gains of EUR: 128 million (2016 gains: EUR 67 million and 2015 gains: EUR 112 million).

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2017, 2016 and 2015 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 and 2008 the Group sold ten hallmark properties, 1,152 Bank branch offices in Spain and its head office complex (Ciudad Financiera or Santander Business Campus) to various buyers. Also, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various compulsory terms (12 to 15 years for the hallmark properties, 24 to 26 years for the branch offices and 40 years for the Santander Business Campus), with various rent review agreements applicable during those periods and the possible extensions thereof. The agreements between the parties also provided for purchase options that in general are exercisable by the Group on final expiry of the leases at the market value of the properties on the expiry dates; the market value will be determined, where appropriate, by independent experts.

The rental expense recognised by the Group in 2017 in connection with these operating lease agreements amounted to EUR 330 million (2016 and 2015: EUR 297 million). At December 31, 2017, the present value of the minimum future payments that the Group will incur in the compulsory term amounted to EUR 246 million payable within one year, EUR 672 million payable at between one and five years and EUR 1,461 million payable at more than five years.

17.	Intangible assets – Goodwill

The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2017	2016	2015
Santander UK plc	8,375	8,679	10,125
Banco Santander (Brazil) S.A.	4,988	5,769	4,590
Santander Consumer USA Inc.	2,007	3,182	3,081
Bank Zachodni WBK S.A.	2,473	2,342	2,423
Santander Bank, National Association	1,712	1,948	1,886
Santander Consumer Germany	1,217	1,217	1,217
Santander Asset Management	1,173	—	—
Banco Santander Totta, S.A.	1,040	1,040	1,040
Banco Santander—Chile	676	704	644
Santander Consumer Bank AS	518	537	546
Grupo Financiero Santander (Mexico)	413	449	517
Other companies (*)	1,177	857	891

Total goodwill	25,769	26,724	26,960

(*)	As of December 31, 2017 includes EUR 248 million from Banco Popular Español, S.A.

The changes in goodwill were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	26,724	26,960	27,548
Additions (Note 3)	1,644	—	235
Of which:
Santander Asset Management	1,173	—	—
Banco Popular Español, S.A.	248	—	—
Carfinco Financial Group Inc.	—	—	162
Impairment losses	(899)	(50)	(115)
Of which:
Santander Consumer USA Holdings Inc.	(799)	—	—
Disposals or changes in scope of consolidation	—	(2)	(172)
Exchange differences and other items	(1,700)	(184)	(536)

Balance at end of year	25,769	26,724	26,960

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2017 goodwill decreased by EUR 1,704 million due to exchange differences (see Note 29.b) which, pursuant to current standards, were recognised with a debit to Other comprehensive income Items that may be reclassified to profit or loss—Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including banking concentration level-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the Price Earnings Ratio of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which cover between three and five year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

a)

Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)

Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)

Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2017 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate
Santander UK plc	5 years	8.4%	2.5%
Banco Santander (Brasil) S.A.	5 years	14.6%	8.3%
Santander Bank, National Association	3 years	10.1%	3.7%
Santander Consumer Germany	3 years	8.6%	2.5%
Santander Consumer USA Inc.	3 years	10.7%	2.5%
Banco Santander Totta, S.A.	5 years	10.0%	2.5%
Santander Consumer Bank AS	5 years	9.0%	2.5%

(*)	Post-tax discount rate.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/-50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, albeit:

•

In the case of Santander Consumer USA, the Group recognized a goodwill impairment amounting to EUR 799 million (EUR 504 million net). The mentioned impairment was estimated considering the decrease in the entity’s profit in contrast with the forecasts carried out in the previous years, derived from a change in the long term business strategy.

•

In Santander UK, the value in use approached its book value during 2016, mainly motivated by the impact of the UK/EU Referendum held on June 2016 which was reflected on the forecasts employed in the estimation of its value in use. Such forecasts were revaluated during 2017, presenting an increase in the value in use in comparison with 2016.

In the case of Santander Asset Management, in spite of its recent acquisition and takeover, on December 22, 2017 (see Note 3), the Group carried out a recoverability analysis based on the review of the business plan introduced for the execution of the transaction with no potential impairment being identified.

The recoverable amount of Bank Zachodni WBK S.A., Banco Santander – Chile, S.A. and Grupo Financiero Santander (México) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the above, and in accordance with the estimates, forecasts and sensibility analysis available for the managers of the Bank, during 2017 the Group recognized goodwill impairment losses within Impairment losses on other assets (net)—Goodwill and other intangible assets caption amounting to EUR 899 million (EUR 50 and 115 million during 2016 and 2015, respectively) out of which EUR 799 million correspond to Santander Consumer USA and EUR 100 million correspond to the Group’s business in Canada, in both cases motivated by the deterioration of the forecast business expectations.

18.	Intangible assets—Other intangible assets

The detail of Intangible assets—Other intangible assets in the consolidated balance sheets and of the changes therein in 2017, 2016, and 2015 is as follows:

		Millions of euros
	Estimated useful life	December 31, 2016	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	December 31, 2017
With indefinite useful life:
Brand names		39	—	—	—	—	(4)	35

With finite useful life:
IT developments	3-7 years	6,558	1,470	42	—	(679)	(446)	6,945
Other		1,245	68	436	—	(126)	(63)	1,560
Accumulated amortisation		(4,848)	—	(64)	(1,403)	694	235	(5,386)
Development		(4,240)	—	(14)	(1,310)	627	216	(4,721)
Other		(608)	—	(50)	(93)	67	19	(665)
Impairment losses		(297)	—	—	(174)	111	120	(240)
Of Which: Addition					(174)

		2,697	1,538	414	(1,577)	—	(158)	2,914

		Millions of euros
	Estimated useful life	December 31, 2015	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	December 31, 2016
With indefinite useful life:
Brand names		49	1	—	—	(11)	—	39

With finite useful life:
IT developments	3-7 years	5,411	1,726	—	—	(890)	311	6,558
Other		1,306	41	(124)	—	—	22	1,245
Accumulated amortisation		(3,873)	—	—	(1,275)	716	(416)	(4,848)
Development		(3,353)	—	—	(1,168)	716	(435)	(4,240)
Other		(520)	—	—	(107)	—	(19)	(608)
Impairment losses		(423)	—	—	(11)	185	(48)	(297)
Of Which: Addition					(11)

		2,470	1,768	(124)	(1,286)	—	(131)	2,697

		Millions of euros
	Estimated useful life	December 31, 2014	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	December 31, 2015
With indefinite useful life:
Brand names		61	—	(2)	—	(17)	7	49

With finite useful life:
IT developments	3-7 years	5,350	1,481	(25)	—	(951)	(444)	5,411
Other		1,294	87	—	—	(81)	6	1,306
Accumulated amortisation		(3,623)	—	20	(1,246)	663	313	(3,873)
Development		(3,096)	—	20	(1,138)	613	248	(3,353)
Other		(527)	—	—	(108)	50	65	(520)
Impairment losses		(229)	—	—	(586)	386	6	(423)
Of Which: Addition					(586)

		2,853	1,568	(7)	(1,832)	—	(112)	2,470

In 2017, 2016 and 2015, impairment losses of EUR 174, EUR 11 and EUR 586 million, respectively, were recognised under provisions or reversals of provisions at financial assets in the consolidated income statement. This impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19.	Other assets

The detail of Other assets is as follows:

	Millions of euros
	2017	2016	2015
Transactions in transit	206	431	323
Net pension plan assets (Note 25)	604	521	787
Prepayments and accrued income	2,326	2,232	1,976
Other	4,427	3,878	3,277

	7,563	7,062	6,363

20.	Deposits from central banks and credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
CENTRAL BANKS
Classification:
Financial liabilities held for trading	282	1,351	2,178
Financial liabilities designated at fair value through profit or loss	8,860	9,112	16,486
Financial liabilities at amortised cost	71,414	44,112	38,872

	80,556	54,575	57,536

Type:
Deposits on demand	5	5	5
Time deposits	78,801	46,278	41,872
Reverse repurchase agreements	1,750	8,292	15,659

	80,556	54,575	57,536

CREDIT INSTITUTIONS
Classification:
Financial liabilities held for trading	292	44	77
Financial liabilities designated at fair value through profit or loss	18,166	5,015	8,551
Financial liabilities at amortised cost	91,300	89,764	109,209

	109,758	94,823	117,837

Type:
Deposits on demand	6,444	4,220	4,526
Time deposits	54,159	61,321	71,244
Reverse repurchase agreements	49,049	29,277	42,064
Subordinated deposits	106	5	3

	109,758	94,823	117,837

Currency:
Euro	119,606	74,746	92,062
Pound sterling	14,820	12,237	5,961
US dollar	33,259	40,514	48,586
Brazilian reais	16,485	16,537	16,410
Other currencies	6,144	5,364	12,354

	190,314	149,398	175,373

The increase in Deposits from central banks measured at amortised cost mainly relates to the Grupo Banco Popular acquisition in 2017 and the Group’s participation in the last years in the European Central Bank’s targeted longer-term refinancing operations (LTRO (Long-Term Refinancing Operation) and TLTROs (Targeted Long-Term Refinancing Operation)) for EUR 58,550 million.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21.	Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2017	2016	2015
Classification:
Financial liabilities held for trading	28,179	9,996	9,187
Financial liabilities designated at fair value through profit or loss.	28,945	23,345	26,357
Financial liabilities at amortised cost	720,606	657,770	647,598

	777,730	691,111	683,142

Geographical area:
Spain	260,181	181,888	183,778
European Union (excluding Spain)	318,580	295,059	311,314
United States and Puerto Rico	50,771	63,429	59,814
Other OECD countries	62,980	62,761	57,817
Latin America (non-OECD)	84,752	87,519	69,792
Rest of the world	466	455	627

	777,730	691,111	683,142

Type:
Demand deposits—
Current accounts	328,217	279,494	257,192
Savings accounts	189,845	180,611	180,415
Other demand deposits	7,010	7,156	5,489
Time deposits—
Fixed-term deposits and other term deposits	195,285	176,581	196,965
Home-purchase savings accounts	45	50	59
Discount deposits	3	448	448
Hybrid financial liabilities	4,295	3,986	5,174
Subordinated liabilities	21	24	20
Repurchase agreements	53,009	42,761	37,380

	777,730	691,111	683,142

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

22.	Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2017	2016	2015
Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	3,056	2,791	3,373
Financial liabilities at amortised cost	214,910	226,078	222,787

	217,966	228,869	226,160

Type:
Bonds and debentures outstanding	176,719	183,278	182,073
Subordinated	21,382	19,873	21,131
Notes and other securities	19,865	25,718	22,956

	217,966	228,869	226,160

The breakdown of book value by maturity of the subordinated liabilities and bonds and debentures outstanding at December 31, 2017:

	Millions of euros
	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated Liabilities	463	8	6	20,905	21,382
Covered bonds	14,439	21,338	22,638	27,857	86,272
Other bonds and debentures	19,376	33,214	21,446	16,411	90,447

Total bonds and debentures outstanding	33,815	54,552	44,084	44,268	176,719

Total bonds and debentures outstanding and subordinated liabilities	34,278	54,560	44,090	65,173	198,101

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of bonds and debentures outstanding is as follows:

Currency of issue	Millions of euros			December 31, 2017
				Outstanding issue amount in foreign currency (Millions)	Annual interest rate (%)

	2017	2016	2015
Euro	83,321	77,231	88,922	94,517	1.51%
US dollar	48,688	48,134	46,463	56,841	2.67%
Pound sterling	13,279	15,098	16,757	11,181	2.69%
Brazilian real	17,309	27,152	19,125	62,592	8.14%
Hong Kong dollar	—	40	74	—	—
Chilean peso	5,876	6,592	3,634	4,180,799	4.54%
Other currencies	8,246	9,030	7,098

Balance at end of year	176,719	183,278	182,073

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	183,278	182,073	178,710
Net inclusion of entities in the Group	11,426	1,009	5,229
Of which:
Grupo Banco Popular	11,426	—	—
Banif—Banco Santander Totta SA	—	—	1,729
Auto ABS UK Loans PLC	—	—	1,358
Auto ABS DFP Master Compartment France 2013	—	—	550
Auto ABS2 FCT Compartiment 2013-A	—	—	514
PSA Financial Services, Spain, EFC, SA	—	—	401
Auto ABS FCT Compartiment 2012-1	—	—	274
Auto ABS FCT Compartiment 2013-2	—	—	205
PSA Finance Suisse, S.A.	—	—	200
Banca PSA Italia S.P.A.	—	500	—
PSA Bank Deutschland GmbH	—	497	—
Issues	62,260	57,012	66,223
Of which:
Grupo Santander UK	7,625	12,815	16,279
Santander Consumer USA Holdings Inc.	11,242	11,699	11,330
Banco Santander (Brasil) S.A	16,732	7,699	16,910
Santander Consumer Finance, S.A.	2,508	4,567	5,070
Banco Santander—Chile	579	3,363	1,198
Santander Holding USA, Inc.	4,133	2,798	1,921
Banco Santander S.A. (including issuer entities)	10,712	6,385	5,265
Banco Santander S.A. (México) ), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	118	1,840	1,874
Santander Consumer Bank AG	749	—	—
Santander Consumer Bank A.S.	1,117	1,537	1,328
PSA Financial Services, Spain, EFC, SA	—	726	—
SCF Rahoituspalvelut KIMI VI DAC	635	—	—
Société Financière de Banque – SOFIB (actually PSA Banque France)	1,032	—	—
Auto ABS French Lease Master Compartiment 2016	—	635	—
Santander International Products, Plc.	588	371	402
Emisora Santander España, S.A. Unipersonal	67	158	745
Banco Santander Totta, S.A.	1,999	—	749
Santander Bank, National Association	—	—	910
Redemptions and repurchases	(66,871)	(59,036)	(69,295)
Of which:
Grupo Santander UK	(13,303)	(13,163)	(18,702)
Grupo Banco Popular	(983)	—	—
Santander Bank, National Association	(886)	—	—
Santander Consumer USA Holdings Inc.	(10,264)	(11,166)	(7,556)
Banco Santander (Brasil) S.A.	(23,187)	(7,579)	(14,718)
Banco Santander, S.A. (including issuer entities)	(8,973)	(12,837)	(18,581)
Santander Consumer Finance, S.A.	(1,618)	(4,117)	(2,838)
Santander Holdings USA, Inc.	(759)	(1,786)	(494)
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(224)	(1,453)	(789)
Banco Santander Totta, S.A.	(998)	(856)	(130)
Santander Consumer Bank AS	(337)	(710)	(163)
Banco Santander- Chile, S.A.	(1,442)	(516)	(2,136)
Exchange differences and other movements	(13,374)	2,219	1,206

Balance at year-end	176,719	183,278	182,073

c)	Notes and other securities

These notes were issued basically by Abbey National Treasury Services plc, Santander Consumer Finance, S.A., Santander UK PLC, Inc., Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Bank Zachodni WBK S.A., Banco Santander, S.A. and Banco Popular Español, S.A.

d)	Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Millions of euros
	2017	2016	2015
Asset-backed securities	32,505	38,825	42,201
Of which, mortgage-backed securities	4,034	8,561	14,152
Other mortgage securities	52,497	44,616	48,228
Of which: mortgage-backed bonds	23,907	16,965	19,747
Territorial covered bond	1,270	592	1,567

	86,272	84,033	91,996

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:

a.

Mortgage-backed securities- these securities are secured by securitised mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them—securitised assets retained on the balance sheet—mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.

b.

Other asset—backed securities—including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.

Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans—see Note 10.b) which must: not be classified as at procedural stage; have available appraisals performed by specialised entities; have a loan-to-value (LTV) ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Group’s financial statements as a whole.

e)	Spanish mortgage-market issues

The members of the Board of Directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of 24 April implementing certain provisions of Mortgage Market Law 2/1981, of 25 March, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialised document comparison procedures and tools for verifying customer information and solvency (see Note 54).

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

In accordance with Article 5 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation (See note 2.i).

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24 is as follows:

Millions of euros	2017	2016	2015
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	91,094	56,871	60,043
Of which:
Loans eligible to cover issues of mortgage-backed securities	59,422	38,426	39,414
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	18,802	19,509	21,417

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register, by mortgage on all those that at any time are recorded in favor of the issuer and are not affected by the issuance of mortgage bonds and / or are subject to mortgage participations, and / or mortgage transfer certificates, and, if they exist, by substitution assets eligible to be hedged and for the economic flows generated by derivative financial instruments linked to each issue, and without prejudice to the issuer’s unlimited liability.

The mortgage bonds include the credit right of its holder against the issuing entity, guaranteeing in the manner provided for in the previous paragraph, and involve the execution to claim from the issuer the payment after due date. The holders of these securities are recognized as preferred creditors, singularly privileged, with the preference, included in number 3º of article 1,923 of the Spanish Civil Code against any other creditor, in relation with the entire group of loans and mortgage loans registered in favor of the issuer, except those that act as coverage for mortgage bonds and / or are subject to mortgage participations and / or mortgage transfer certificates.

In the event of insolvency, the holders of mortgage-backed bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of 9 July. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realising the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totalled EUR 23,907 million at December 31, 2017 (all of which were denominated in euros), of which EUR 14,198 million were issued by Banco Santander, S.A., 9,209 were issued by Grupo Banco Popular and EUR 500 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2017 and 2016 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.	Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2017
Currency of issue	2017	2016	2015	Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
Euro	11,240	8,044	8,001	11,329	3.93%
US dollar	8,008	9,349	9,174	11,996	5.51%
Pound sterling	874	949	851	250	8.94%
Brazilian real	131	136	1,878	146	7.00%
Other currencies	1,257	1,424	1,249

Balance at end of year	21,510	19,902	21,153

Of which, preference shares	404	413	449
Of which, preference participations	8,369	6,916	6,749

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	19,902	21,153	17,132
Net inclusion of entities in the Group (Note 3)	11	—	—
Placements	2,994	2,395	4,787
Of which:
Banco Santander, S.A. (Including issuer entities)	2,894	2,328	2,878
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	59	—
Santander UK Group Holdings plc	—	—	1,377
Santander UK plc	—	—	521
Société Financière de Banque—SOFIB (currently PSA Banque France)	78	—	—
Redemptions and repurchases (*)	(870)	(2,812)	(1,029)
Of which:
Banco Santander (Brasil) S.A.	—	(716)	(60)
Santander Consumer Finance, S.A.	—	(70)	—
Santander UK plc	(60)	(51)	(466)
Bank Zachodni WBK S.A.	—	—	(237)
Banco Santander, S.A. (Including issuer entities)	(453)	(1,976)	(193)
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	—	(64)
Santander Bank, National Association	(285)	—	—
Santander Holdings USA, Inc.	(72)	—	—
Exchange differences and other movements	(527)	(834)	263

Balance at end of year	21,510	19,902	21,153

(*)

The balance relating to issuances, redemptions and repurchases (EUR 2,124 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,199 million), is included in the cash flow from financing activities.

c)	Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

At December 31, 2017, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity. The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers.

At December 31, 2017, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch three issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, May 28, and September 30, 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014 Banco Santander (Brasil) S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil) S.A. if the common equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

On December 30, 2016 Grupo Financiero Santander México, S.A.B. of C.V. made an issue of perpetual subordinated notes for a nominal amount of USD 500 million of which the Group has acquired 88.2%. Perpetual obligations are automatically converted into shares when the Regulatory Capital Index (CET1) is equal to or less than 5.125% at the conversion price.

On April 25, and September 29, 2017, Banco Santander, S.A. issued preferred shares contingently convertible in newly issued common shares of the Bank (the “CCPP”), for a nominal amount of 750 million euros, and 1,000 million euros, respectively. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at 6.75% annually for the first five years (being reviewed thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue paid out in April, and at 5.25% annually for the first six years (reviewed thereafter by applying a margin of 499.9 basis points over the 5-year Mid-Swap Rate) for the issue paid out in September.

The accrued interests from the subordinated liabilities during 2017 amounted to EUR 966 million (EUR 945 and EUR 934 million during 2016 and 2015, respectively). Interests from the “CCPS” during 2017 amounted to EUR 395 million (EUR334 and EUR 276 million in 2016 and 2017, respectively).

24.	Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Trade payables	1,559	1,230	1,264
Clearing houses	767	676	708
Tax collection accounts:
Public Institutions	3,212	2,790	2,489
Factoring accounts payable	290	180	194
Unsettled financial transactions	6,375	7,418	5,584
Other financial liabilities	16,225	14,222	10,639

	28,428	26,516	20,878

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.	Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Provision for pensions and other obligations post-employments	6,345	6,576	6,356
Other long term employee benefits	1,686	1,712	1,916
Provisions for taxes and other legal contingencies	3,181	2,994	2,577
Provisions for commitments and guarantees given (Note 2)	617	459	618
Of which: due to country risk	3	3	2
Other provisions	2,660	2,718	3,027

Provisions	14,489	14,459	14,494

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2017					2016					2015
	Provisions for post- employment plans	Provisions for other long Term employee benefits	Provisions for commitments and guarantees given	Other provisions	Total	Provisions for post- employment plans	Provisions for other long Terms employee benefits	Provisions for commitments and guarantees given	Other provisions	Total	Provisions for post- employment plans	Provisions for other long Term employee benefits	Provisions for commitments and guarantees given	Other provisions	Total
Balances at beginning of year	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494	7,074	2,338	654	5,310	15,376
Net inclusion of entities in the Group	59	184	146	1,365	1,754	11	8	(4)	13	28	16	1	8	162	187
Additions charged to income:	237	293	(49)	2,863	3,344	227	368	(40)	2,235	2,790	291	224	(1)	2,958	3,472
Interest expense (Note 39)	175	23	—	—	198	170	31	—	—	201	228	42	—	—	270
Staff costs (Note 47)	82	6	—	—	88	73	8	—	—	81	85	11	—	—	96
Provisions or reversion of provisions	(20)	264	(49)	2,863	3,058	(16)	329	(40)	2,235	2,508	(22)	171	(1)	2,958	3,106
Addition	2	264	606	3,855	4,727	24	377	226	3,024	3,651	9	217	238	3,632	4,096
Release	(22)	—	(655)	(992)	(1,669)	(40)	(48)	(266)	(789)	(1,143)	(31)	(46)	(239)	(674)	(990)
Other additions arising from insurance contracts linked to pensions	(7)	—	—	—	(7)	(3)	—	—	—	(3)	(18)	—	—	—	(18)
Changes in value recognised in equity	369	—	—	—	369	1,275	—	—	—	1,275	(575)	—	—	—	(575)
Payments to pensioners and pre-retirees with a charge to internal provisions	(355)	(498)	—	—	(853)	(367)	(603)	—	—	(970)	(347)	(667)	—	—	(1,014)
Benefits paid due to settlements	(260)	—	—	—	(260)	(20)	—	—	—	(20)	—	—	—	—	—
Insurance premiums paid	—	—	—	—	—	(1)	—	—	—	(1)	(1)	—	—	—	(1)
Payments to external funds	(273)	—	—	—	(273)	(852)	—	—	—	(852)	(146)	—	—	—	(146)
Amounts used	—	—	(3)	(2,997)	(3,000)	—	—	(2)	(2,149)	(2,151)	—	—	—	(1,684)	(1,684)
Transfer, exchange differences and other changes	(1)	(5)	64	(1,102)	(1,044)	(50)	23	(113)	9	(131)	62	20	(43)	(1,142)	(1,103)

Balances at end of year	6,345	1,686	617	5,841	14,489	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494

c)	Provision for pensions and other obligations post –employments and Other long term employee benefits

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2017	2016	2015
Provisions for post-employment plans—Spanish entities	4,274	4,701	4,822
Provisions for other similar obligations—Spanish entities	1,643	1,664	1,817
Of which: Pre-retirements	1,630	1,644	1,801
Provisions for post-employment plans—Santander UK plc	323	306	150
Provisions for post-employment plans—Other foreign subsidiaries	1,748	1,569	1,384
Provisions for other similar obligations—Other foreign subsidiaries	43	48	99

Provision for pensions and other obligations post –employments and Other long term employee benefits	8,031	8,288	8,272
Of which: Defined benefits	8,026	8,277	8,263

i.	Spanish entities—Post-employment plans and other similar obligations

At December 31, 2017, 2016 and 2015, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement. In 2017, in parallel and simultaneously, Banco Santander and Banco Popular reached an agreement with the workers’ representatives to implement a pre-retirement and incentivized retirement plan, which is expected to welcome 1,100 employees during the month of January 2018, increasing the provision set up to cover these commitments to EUR 248 million (EUR 361 and 217 million in 2016 and 2015, respectively), and it is shown under “liquidation paid benefits.”.

In October 2017, the Bank and the workers’ representatives reached an agreement for the elimination and compensation of certain passive rights arising from extra-covenant improvement agreements. The effect of the settlement of the mentioned commitments is shown in the tables included below.

The expenses incurred by the Spanish Companies in respect of contributions to defined contribution plans amounted to EUR 90 million in 2017 (2016: EUR 93 million; 2015: EUR 99 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015
Annual discount rate	1.40% and 1.38% B. Popular	1.50%	1.75%	1.40%	1.50%	1.75%
Mortality tables	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual salary increase rate	B. Popular 1.75% in 2018 and Rest B. Santander 1,25%	2.00% (*)	2.00% (*)	N/A	N/A	N/A
Annual social security pension increase rate	1.00%	1.00%	1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0% and 1.50%	0% and 1.50%	0% and 1.50%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2017, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of + 5.37% to – 4.92%, respectively, and an increase or decrease in the present value of the long-term obligations of + 1.05% to -1.03%. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2017
Expected rate of return on plan assets	1.40%	1.50%	1.75%	N/A	N/A	N/A
Expected rate of return on reimbursement rights	1.40%	1.50%	1.75%	N/A	N/A	N/A

The funding status of the defined benefit obligations in 2017 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
Present value of the obligations:
To current employees	138	50	48	62	50	—	—	—	—	—
Vested obligations to retired employees	5,662	4,423	4,551	4,708	4,483	—	—	—	—	—
To pre-retirees	—	—	—	—	—	1,647	1,644	1,801	2,220	2,149
Long-service bonuses and other benefits	—	—	—	—	—	13	13	12	13	11
Other	112	383	380	307	257	—	—	—	4	1

	5,912	4,856	4,979	5,077	4,790	1,660	1,657	1,813	2,237	2,161
Less—Fair value of plan assets	1,640	157	157	167	157	17	—	—	—	—

Provisions—Provisions for pensions	4,272	4,699	4,822	4,910	4,633	1,643	1,657	1,813	2,237	2,161

Of which:
Internal provisions for pensions	4,036	4,432	4,524	4,565	4,293	1,642	1,657	1,813	2,237	2,161
Insurance contracts linked to pensions (Note 14)	238	269	299	345	342	1	—	—	—	—
Unrecognised net assets for pensions	(2)	(2)	(1)	—	(2)	—	—	—	—	—

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015
Current service cost	16	11	12	1	1	2
Interest cost (net)	79	91	100	21	27	37
Expected return on insurance contracts linked to pensions	(4)	(5)	(6)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	13	6	(8)
Past service cost	—	6	4	—	—	—
Pre-retirement cost	—	6	4	248	355	213
Other	(2)	(21)	(28)	—	(1)	(33)

	89	88	86	283	388	211

In addition, in 2017 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by EUR 41 million with respect to defined benefit obligations (2016: an increase of EUR 141 million; 2015: an increase of EUR 145 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015
Present value of the obligations at beginning of year	4,856	4,979	5,077	1,657	1,813	2,237
Incorporation of Group companies, net	1,563	—	—	202	—	—
Current service cost	16	11	12	1	1	2
Interest cost	94	95	105	21	27	37
Pre-retirement cost	—	6	4	248	355	213
Effect of curtailment/settlement	(2)	(21)	(28)	—	—	(33)
Benefits paid	(388)	(353)	(327)	(490)	(570)	(657)
Benefits paid due to settlements	(260)	—	—	—	—	(1)
Past service cost	—	6	4	—	—	—
Actuarial (gains)/losses	57	136	124	13	6	(8)
Demographic actuarial (gains)/losses	(7)	15	24	10	(1)	(12)
Financial actuarial (gains)/losses	64	121	100	3	7	4
Exchange differences and other items	(24)	(3)	8	8	25	23

Present value of the obligations at end of year	5,912	4,856	4,979	1,660	1,657	1,813

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015
Fair value of plan assets at beginning of year	157	157	167	—	—	—
Incorporation of Group companies, net	1,507	—	—	18	—	—
Expected return on plan assets	15	4	5	—	—	—
Benefits paid	(58)	(8)	(17)	(1)	—	—
Contributions/(surrenders)	3	9	1	—	—	—
Actuarial gains/(losses)	24	(2)	(3)	—	—	—
Exchange differences and other items	(8)	(3)	4	—	—	—

Fair value of plan assets at end of year	1,640	157	157	17	—	—

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015
Fair value of insurance contracts linked to pensions at beginning of year	269	299	345	—	—	—
Incorporation of Group companies, net	—	—	—	2	—	—
Expected return on insurance contracts linked to pensions	4	5	6	—	—	—
Benefits paid	(29)	(32)	(34)	(1)	—	—
Paid premiums	1	—	—	—	—	—
Actuarial gains/(losses)	(7)	(3)	(18)	—	—	—

Fair value of insurance contracts linked to pensions at end of year	238	269	299	1	—	—

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group has not made material current contributions in Spain in 2017 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2017 for the next ten years:

Millions of euros
2018	808
2019	703
2020	610
2021	523
2022	449
2023 to 2027	1,579

ii. United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 82 million in 2017 (2016: EUR 81 million; 2015: EUR 90 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2017	2016	2015
Annual discount rate	2.49%	2.79%	3.74%
Mortality tables	108/86 S2 Light	116/98 S1 Light TMC	116/98 S1 Light TMC
Cumulative annual CPI growth	3.15%	3.12%	2.98%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.94%	2.92%	2.83%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2017, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 9.50%. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 6.29%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2017 and the four preceding years is as follows:

	Millions of euros
	2017	2016	2015	2014	2013
Present value of the obligations	13,056	12,955	12,271	11,959	10,120
Less—
Fair value of plan assets	13,239	13,118	12,880	12,108	9,455

Provisions—Provisions for pensions	(183)	(163)	(609)	(149)	665

Of which:
Internal provisions for pensions	323	306	150	256	806
Net assets for pensions	(506)	(469)	(759)	(405)	(141)

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2017	2016	2015
Current service cost	36	31	39
Interest cost (net)	(6)	(22)	(5)

	30	9	34

In addition, in 2017 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by EUR 121 million with respect to defined benefit obligations (2016: a increase of EUR 621 million; 2015: a decrease of EUR 435 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2017	2016	2015
Present value of the obligations at beginning of year	12,955	12,271	11,959
Incorporation of Group companies, net	—	—	51
Current service cost	36	31	39
Interest cost	347	407	466
Benefits paid	(445)	(332)	(342)
Contributions made by employees	20	20	25
Past service cost	—	—	—
Actuarial (gains)/losses	602	2,315	(656)
Demographic actuarial (gains)/losses	(184)	(59)	(364)
Financial actuarial (gains)/losses	786	2,374	(292)
Exchange differences and other items	(459)	(1,757)	729

Present value of the obligations at end of year	13,056	12,955	12,271

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2017	2016	2015
Fair value of plan assets at beginning of year	13,118	12,880	12,108
Incorporation of Group companies, net	—	—	66
Expected return on plan assets	353	429	471
Benefits paid	(445)	(332)	(342)
Contributions	208	304	59
Actuarial gains/(losses)	481	1,694	(222)
Exchange differences and other items	(476)	(1,857)	740

Fair value of plan assets at end of year	13,239	13,118	12,880

In 2018 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2017.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2017	2016	2015
Equity instruments	20%	25%	23%
Debt instruments	46%	49%	53%
Properties	13%	12%	15%
Other	21%	14%	9%

The following table shows the estimated benefits payable at December 31, 2017 for the next ten years:

Millions of euros
2018	284
2019	285
2020	304
2021	327
2022	352
2023 to 2027	2,065

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2017, 2016 and 2015, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 99 million in 2017 (2016: EUR 92 million; 2015: EUR 90 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 9.53% and 9.65%, the CPI 4.00% and the mortality table the AT-2000.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2017, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 5.14%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2017 and the four preceding years is as follows:

	Millions of euros
	2017	Of which: Business in Brazil	2016	2015	2014	2013
Present value of the obligations	9,534	7,046	9,876	8,337	10,324	9,289
Less—
Of which: with a charge to the participants	193	193	153	133	151	133
Fair value of plan assets	7,927	6,188	8,445	7,008	8,458	7,938

Provisions—Provisions for pensions	1,414	665	1,278	1,196	1,715	1,218

Of which:
Internal provisions for pensions	1,787	994	1,613	1,478	1,999	1,512
Net assets for pensions	(98)	(54)	(52)	(28)	(8)	(8)
Unrecognised net assets for pensions	(275)	(275)	(283)	(254)	(276)	(286)

The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2017	2016	2015
Current service cost	35	38	43
Interest cost (net)	104	105	138
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	1	(9)	(1)
Past service cost	3	18	1
Pre-retirement cost	—	(9)	—
Other	(19)	(37)	(1)

	124	106	180

In addition, in 2017 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by EUR 207 million with respect to defined benefit obligations (2016: an increase of EUR 513 million; 2015: a decrease of EUR 285 million).

In December 2011, the financial entities of Portugal, including Banco Santander Totta, S.A. made a partial transfer of the pension commitments to the Social Security. Consequently, Banco Santander Totta, S.A. carried out the transfer of the corresponding assets and liabilities and the current value of the net commitments of the fair value of the corresponding assets of the plan, as at 31 December 2011, under Provisions—Funds for pensions and similar obligations. In 2016, the collective bargaining agreement of the banking sector was approved, consolidating the sharing of responsibility for the pension commitments between the State and the banks.

On the other hand, in 2016 the Group in Brazil updated the recognition of its obligations of certain health benefits in the terms stipulated in the regulation that develops them and that establishes the coverage of this benefit in equal proportion between the sponsor and partners. The effect of this liquidation, together with that of the businesses in Portugal, is shown in the following tables under the headings “benefits paid due to settlements”.

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2017	2016	2015
Present value of the obligations at beginning of year	9,876	8,337	10,324
Incorporation of Group companies, net	165	171	26
Current service cost	35	38	43
Interest cost	807	802	778
Pre-retirement cost	—	(9)	—
Effect of curtailment/settlement	(19)	(37)	(1)
Benefits paid	(716)	(690)	(639)
Benefits paid due to settlements	(24)	(1,352)	—
Contributions made by employees	6	8	8
Past service cost	3	18	1
Actuarial (gains)/losses	404	1,269	(271)
Demographic actuarial (gains)/losses	(140)	439	393
Financial actuarial (gains)/losses	544	830	(664)
Exchange differences and other items	(1,003)	1.321	(1.932)

Present value of the obligations at end of year	9,534	9,876	8,337

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2017	2016	2015
Fair value of plan assets at beginning of year	8,445	7,008	8,458
Incorporation of Group companies, net	166	154	9
Expected return on plan assets	732	732	667
Benefits paid	(683)	(637)	(594)
Benefits paid due to settlements	(24)	(1,328)	—
Contributions	94	559	109
Liquidation gains/(losses)	—	—	1
Actuarial gains/(losses)	203	687	43
Exchange differences and other items	(1,006)	1,270	(1,685)

Fair value of plan assets at end of year	7,927	8,445	7,008

In 2018 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2017.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2017	2016	2015
Equity instruments	6%	7%	12%
Debt instruments	84%	88%	84%
Properties	3%	1%	1%
Other	7%	4%	3%

The following table shows the estimated benefits payable at December 31, 2017 for the next ten years:

Millions of euros
2018	620
2019	636
2020	653
2021	670
2022	689
2023 to 2027	3,689

d)	Provisions for taxes and other legal contingencies and Other provisions

Provisions—Provisions for taxes and other legal contingencies and Provisions—Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2017	2016	2015
Recognised by Spanish companies	1,666	1,148	1,332
Recognised by other EU companies	1,127	1,300	1,766
Recognised by other companies	3,048	3,264	2,506
Of which:
Brazil	2,504	2,715	2,016

	5,841	5,712	5,604

Set forth below is the detail, by type of provision, of the balance at December 31, 2017, 2016 and 2015 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	2017	2016	2015
Provisions for taxes	1,006	1,074	997
Provisions for employment-related proceedings (Brazil)	868	915	581
Provisions for other legal proceedings	1,307	1,005	999
Provision for customer remediation	885	685	916
Regulatory framework-related provisions	101	253	308
Provision for restructuring	360	472	404
Other	1,314	1,308	1,399

	5,841	5,712	5,604

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated amount related to the floor clauses of Banco Popular. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions relating to the FSCS (Financial Services Compensation Scheme), the Bank Levy in the UK and in Poland the provision related to the Banking Tax.

The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 25.e to the consolidated financial statements.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The changes in Provisions for taxes and other legal contingencies and Other provisions are set forth in Note 25.d. With respect to Brazil, the main charges to the income statement in 2017 were EUR 355 million for civil contingencies (2016: EUR 201 million; 2015: EUR 289 million) and EUR 505 million for employment-related claims (2016: EUR 395 million; 2015: EUR 370 million). This charge was offset in part by the use of the available provisions, of which EUR 388 million corresponded to employment-related payments (2016: EUR 284 million; 2015: EUR 241 million), EUR 203 million to civil payments (2016: EUR 239 million; 2015: EUR 273 million). In the UK, period provisions of EUR 164 million were recognised in connection with customer remediation (2016: EUR 179 million; 2015: EUR 689 million), of EUR 106 million in connection with the regulatory framework (Bank Levy and Financial Services Compensation Scheme (FSCS)) (2016: EUR 173 million; 2015: EUR 243 million), and of EUR 44 million for restructuring (2016: EUR 129 million and 2015: EUR 56 million), these increases were offset by the use of EUR 277 million of provisions for customer remediation (2016: EUR 355 million; 2015: EUR 227 million), EUR 151 million in payments relating to Bank Levy and FSCS (2016: EUR 169 million; 2015: EUR 233 million) and EUR 50 million for restructuring in 2017 (2016: EUR 49 million; 2015: EUR 41 million). In addition, EUR 99 million have been provisioned derived from the regulatory framework and paid in the year in Poland and EUR 125 million of restructuring for Consumer businesses. Regarding Spain, in 2017 EUR 425 million of restructuring were allocated (2016: EUR 244 million) to the integration plan related to the acquisition of Banco Popular, which has been registered by its nature, part of ‘Provisions for restructuring ‘and part in’ Provisions for pensions and other retirement benefits defined post-employment and Other long-term employee benefits’, increase offset by the use of EUR 162 million (2016: EUR 206 million). Additionally, EUR 223 million of provisions are included for compensation to customers derived from the floor clause from Banco Popular.

e)	Litigation and other matters

i. Tax-related litigation

At December 31, 2017, the main tax-related proceedings concerning the Group were as follows:

•

Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

•

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification (“embargos de declaraçao”) subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability. In august 2017, the Bank and other entities of the Group have adhered to the program of fractioning and payment of tax debts provided for in Provisional Measure 783/2017 in relation to different administrative processes of the years 1999 to 2005.

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•

In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

•

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. This decision has been subject to clarification action which has been dismissed, as such, the decision has been appealed In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed. On July 4, 2017 and November 8, 2017, the CARF ruled in favor of the Brazilian taxing authorities with regards to the annual periods for the years ended 2005, 2006 and 2007. These rulings have been subject to a clarification action. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil) S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

•

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favour has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência S.A. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•

In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil) S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, in November 2016 the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•

Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

•

Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge ruled in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and referred the case back to the District Court for its ruling over certain matters pending resolution, including the refund claim and the justification of sanctions. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.’s petition to hear its appeal and returned the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. The parties are currently awaiting the District Court’s decision over Santander Holdings USA, Inc. petition to have a summary judgement related to the matters pending resolution. The estimated loss relating to this litigation is provided for.

•

In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011, on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At December 31, 2017, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

In August 2010, the FSA (Financial Services Authority) (now the FCA (Financial Conduct Authority)) published a Policy Statement on the valuation and compensation of claims for payment protection insurance (PPI). The policy established rules that changed the bases for the analysis and treatment of the claims for PPI sales and increased the amounts to be paid to customers whose claims were ratified.

In November 2015, the FCA published the consultation 15/39 (Regulations and guides on the payment of claims related to insurance for credit protection) that introduced the concept of unfair commission in connection with case Plevin for the customer compensation, as well as the term for customers to formulate their PPI complaints. On 2 August 2016, the FCA issued a new consultative document (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation). The document described the FCA’s proposal to address the PPI claims following the UK Supreme Court’s ruling on the Plevin v. Paragon Personal Finance Ltd case (Plevin) and included the recommendation that the period for filing claims should be extended by two years from June 2017, which was later than proposed in CP 15/39 issued by the FCA in November 2015. The document also included proposals on the calculation of compensation in claims related to Plevin, including considerations on how the participation in benefits should be reflected in the calculation. The final regulation (Policy Statement 17/3 (Payment Protection Insurance Complaints: Feedback on CP16/20 and final rules and guidance)) published on 2 March, 2017 confirms that the two year term for the formulation of claims started on August 2017. It also requires to proactively contact with the claimants whose claims were rejected in accordance with article 140ª of Consumer Credit Act. Finally, the standard introduced some clarifications on the calculation of the profit participation percentage. These changes may have an impact on the amounts expected to be paid in the future.

A provision for conduct remediation has been recognised in respect of the misspelling of PPI policies in the UK. This provision has been calculated using the following variables:

•	Number of claims—estimated number of claims;

•	Percentage of claims lost—estimated percentage of claims that are or will be favourable to the customer; and

•	Average cost—estimated amount to be paid to customers, including compensation for direct loss plus interest.

For the calculation of the provision has been considered

•	Full analysis of causes of the claims, probability of success, market fluctuations, possible activities/supervisor and guidelines of the FCA and how these may affect the future;

•	Activity recorded with regard to the number of claims received;

•	Amount of compensation paid to customers, together with a forecast of the probability of this varying in future;

•	The impact on complaints levels of proactive customer contact;

•	Effect media coverage and time bar are expected to have on the complaints inflows.

•	Commission and profit margin obtained from the insurance provider during the products’ lifespan.

•	In relation to a specific PPI portfolio of complaints, an analysis of the relevant facts and circumstances including legal and regulatory responsibilities.

These criterias are kept under review and regularly compared to the customer information (claims received, percentage of successful claims, impact of changes in the percentage of successful claims and assessment of the customers potentially affected) to ensure their validity. The provision represents management’s best estimate of Santander UK’s future liability in respect of mis-selling of PPI policies.

The most critical factor in determining the level of provision is the volume of claims. The uphold rate is informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received until August 2019.

2017 compared to 2016

The remaining provision for PPI redress and related costs amounted to £356m (EUR 401 million). The total charge for the year was £109m (EUR 124 million) (2016: £144m (EUR 140 million) and was driven by an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline relating to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience. In 2016, a provision of £114m (EUR 140 million) was made when we applied the principles published in the August 2016 FCA papers, and a further £32m (EUR 37 million) was made in relation to a past business review.

Monthly utilisation increased from the 2016 average following the confirmation of a deadline for customer complaints, broadly in line with our assumptions. We continue to monitor our provision levels in respect of recent claims experience.

2016 compared to 2015

We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a portfolio under a past business review. With the FCA consultation that was expected to close in the first quarter of 2017, we assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions. We continued to review our provision levels in respect of recent claims experience and noted that once the final FCA guidance was published it was possible further PPI-related provision adjustments would be required in future years.

Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions.

The following table shows the main factors to calculate the provisions and the future forecast as well as the sensitivity analysis in the faceof future changes. It reflects a blended view across all our retail products and portfolios and includes redress for Plevin-related claims:

:	Accumulated at December 31, 2017	Future forecast (unaudited figures)	Sensitivity analysis: increases / decreases in provision
Claims received (1) (000)	1,623	660	25 = £9m
Claims received for proactive contact (000)	487	127	25 = £5m
% Response to complaints received by proactive contact	54%	100%	1% - £0,3m
% Of claims accepted by the Entity (2)	47%	68%	1% - £2,6m

Average compensation by accepted claim (3)	£1,378	£564	£100 = £50 m

(1)

Includes all claims received regardless of whether we expect to make a payment; i.e. regardless of the likelihood of the Santander UK group incurring a liability. Excludes claims where the complainant has not held a PPI policy.

(2)	It includes both claims received directly from customers and those contacted proactively by the Entity.
(3)

The average claim compensation was reduced from an accumulated average amount of £1,378 (EUR 1,222) on December 31, 2017 to an average future amount of £564 due to the effect of Plevin cases in the provision, as well as a shift in the complaints mix to a greater proportion of storecards which typically carry lower average balances.

•

Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favour of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favour (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process, in which the Partial Award was issued, rejecting the procedural exceptions raised by Delforca, resolution which was appealed by Delforca. Delforca appealed against the decisions rejected the resolution of the arbitration agreement and the recognition of the contingent claim in favour of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps, being these processes under processing. The Bank has not recognised any provisions in this connection.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognised any provisions in this connection.

•

“Planos Económicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

•

At the end of 2017, the Advocacia Geral da União (AGU), Bacen, Instituto de Defesa do Consumidor (Idec), the Frente Brasileira dos Poupadores (Febrapo) and Federação Brasileira dos Bancos (Febraban) signed an agreement with the aim of terminating the judicial disputes related to economic situation. Discussions have focused on specifying the amount to be paid to each affected customer according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the amount of endorsements that there have been and the number of savers who have showed the existence of the account and its balance on the date on which the indexes were changed. The terms of the agreement signed by the parties have been subject to the approval of the Supreme Federal Court (STF), to whom the final word on the viability of the agreement corresponds. Provisions registered in order to hedge risks that may derive from the “economic plans”, including those derived from the agreement pending approval by the STF, are deemed sufficient.

•

The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these consolidated financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•

At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps entered into between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps entered into by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were entered into prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation, Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013. Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defence in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On March 4, 2016, the Court handed down a judgment in which it upheld all the matters raised by the Bank and declared al the swap agreements to be valid and binding. The transport companies appealed against this decision. The Appellate Court dismissed the appeal through a decision handed down on 13 December 2016, in which it stated that a cassation appeal cannot be filed against this decision. The transport companies have filed an appeal against this decision at the Supreme Court.

On May 2, 2017, Portuguese shipping companies, Banco Santander Totta, SA and the Portuguese Republic reached an agreement regarding these legal proceedings which were terminated. Shipping companies withdrew their request for admission of a pending appeal before the English Supreme Court. This matter has concluded.

•

In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Santander Bank in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). The procedure is now pending under the Council of the CNMC. If the resolution is not favorable, Santander Bank could be exposed to the imposition of sanctions that could be significant, as well as incidental consequences, including civil liability claims and regulatory restrictions or limitations to Santander activities. The bank’s legal services consider that no infringement existed, since the syndicated nature of the transactions referred to in the record justify the performance of the entities.

•

Floor clauses (“cláusulas suelo”): as a result of the acquisition of Banco Popular Español, S.A., the Group is exposed to material transactions containing floor clauses. Floor clauses are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark interest rate. Banco Popular, S.A. has included floor clauses in certain asset operations with customers. Banco Popular’s position in respect of these floor clauses is as follows:

On December 21, 2016, the European Court of Justice overruled the ruling established through Spanish Supreme Court Judgement of May 9, 2013, and by virtue of which the retroactive effect of declaring the floor clauses null and void was limited so that the amounts charged in application of these clauses would only be refunded from May 9, 2013. Subsequently, the Judgement handed down by the Spanish Supreme Court on February 24, 2017, ruling on a cassation appeal (“recurso de casación”) filed by another entity, adapted its jurisprudence in line with the Judgement of the European Court of Justice of December 21 2016 and, in particular, considered that its ruling of May 9, 2013, which related to a collective action, did not have res judicata effect with respect to individual suits filed by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause claim repayment. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses. Provisional results arising from claims received via this process seem to confirm the Bank’s estimates.

In 2015 and 2016, Banco Popular made extraordinary provisions that, following the Judgment of the European Union’s Court of Justice on December 21, 2016, were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. As of December 31, 2017, the amount of the Group’s provisions in relation to this matter goes up to EUR 223 million. For this concept, after the purchase of Banco Popular, EUR 238 million provisions have been used by the Group mainly for refunds as a result of the extrajudicial process mentioned above. The Group considers that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. Considering the provisioned amount referred before and the refunds performed, the maximum and not probable risk derived would have a coverage greater than 50% of this maximum risk scenario.

•

Other aspects: given that no precedent exists in either Spain or any other European Union member state for the declaration setting out the resolution of Banco Popular, the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution’s business, all in accordance with the single resolution framework regulation referred to in Note 3, the possibility of future appeals being submitted against the EU’s Single Resolution Board decision, the FROB’s resolution executed in accordance to the aforementioned decision, and claims against Banco Popular Español, S.A., Banco Santander or other Santander Group companies deriving from or related to the acquisition of Banco Popular. Several investors, advisors and financial dealers have stated that they intend to analyze and, in some cases, have already submitted different types of claims in respect to the acquisition. To date, 65 procedures have been filed before the European Union Court of Justice and more than 30 have been brought before the Spanish Audiencia Nacional.With respect to possible appeals or claims, it is not possible at this time to foresee the total of the specific petitions that could be put forth, nor their economic implications (particularly when these possible future claims might not specify any specific amount, or when they allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular has been accounted for as disclosed in Notes 1.h and 3 of the consolidated financial statements.

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

With the information available to it, the Group considers that it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.	Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Transactions in transit	811	994	744
Accrued expenses and deferred income	6,790	6,507	6,562
Other	4,990	3,569	2,915

	12,591	11,070	10,221

27.	Tax matters

a)	Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities). Banco Popular and its Spanish subsidiaries are taxed in 2017, likewise, in a tax consolidation system, incorporating themselves as subsidiaries to the Consolidated Tax Group in 2018.

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)	Years open for review by the tax authorities

In 2015 notification was received of the final agreed payments relating to the assessments arising from the outcome of the tax audit of the Consolidated Tax Group of the years 2005 to 2007, which were signed partly on an uncontested basis and partly on a contested basis. As the Parent of the Consolidated Tax Group, in accordance with the advice of its external lawyers, Banco Santander, S.A. considers that the aforementioned final agreed payments should not have a material impact on the consolidated financial statements as there are sound defence arguments in relation to the appeals filed against them. As a result, no provision has been recognised in this connection. As regards the tax inspections relating to prior years, in 2016 notified of the execution agreement was received of the Supreme Court judgment on the years 2001 and 2002, without a material impact on the consolidated financial statements.

Also, in 2014 an audit by the tax authorities was initiated at the Consolidated Tax Group in relation to the years up to 2011, and the Consolidated Tax Group has the years subject to that audit and the subsequent years up to and including 2017 open for review in relation to the main taxes applicable to it. Likewise, the aid recovery procedure for the EC decision of 15 October 2014 related to the deduction of the financial goodwill in indirect acquisitions commenced in 2017.

Regarding Banco Popular and subsidiaries integrated in its own Tax Group, exercises 2010 to 2017 inclusive are subject to review. In 2017, partial-scope verification and investigation proceedings have been initiated in relation to the 2016.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will arise, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.

c)	Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

	Millions of euros
	2017	2016	2015
Consolidated profit (loss) before tax:
From continuing operations	12,091	10,768	9,547
From discontinued operations	—	—	—

	12,091	10,768	9,547

Income tax at tax rate applicable in Spain (30%)	3,628	3,230	2,864
By the effect of application of the various tax rates applicable in each country(*)	539	312	158
Of which:
Brazil	656	396	300
United Kingdom	(78)	(63)	(146)
United States	68	94	156
Chile	(48)	(54)	(60)
Effect of profit or loss of associates and joint ventures	(211)	(133)	(111)
Effect of deduction of goodwill in Brazil	(164)	(184)	(133)
Effect of reassessment of deferred taxes	(282)	(20)	30
Reversal of tax liabilities (**)	—	—	(1,071)
Permanent differences	374	77	476

Current income tax	3,884	3,282	2,213

Effective tax rate	32.12%	30.48%	23.18%

Of which:
Continuing operations	3,883	3,282	2,213
Discontinued operations	—	—	—
Of which:
Current taxes	3,775	1,493	4,070
Deferred taxes	109	1,789	(1,857)
Taxes paid in the year	4,137	2,872	2,205

(*)

Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

(**)	Effect of tax liabilities reversal of Banco Santander (Brazil), S.A. regarding tax litigation related to social contributions PIS and COFINS (see Note 25.e).

d)	Tax recognised in equity

In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2017, 2016 and 2015:

	Millions of euros
	2017	2016	2015
Other comprehensive income
Items not reclassified to profit or loss	60	364	(231)
Actuarial gains or (-) losses on defined benefit pension plans	60	364	(231)
Items that may be reclassified to profit or loss	—	(694)	448
Cash flow hedges	108	(136)	51
Financial assets available for sale	(97)	(552)	384
Debt instruments	(366)	(368)	418

Equity instruments	269	(184)	(34)

Other recognised income and expense of investments in subsidiaries, joint ventures and associates	(11)	(6)	13

Total	60	(330)	217

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

On June 26, 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every Member State as from January 1, 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.

This legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.

In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as “monetizable tax assets”).

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of December 29, 2010, and amended by Law no. 10, of February 26, 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of February 28, 2013 and, in Spain, through Royal Decree-Law 14/2013, of 29 November confirmed by Law 27/2014, of 27 November tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

In 2015 Spain completed its regulations on monetizable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetise which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetizable assets generated prior to 2016.

In a similar manner, Italy, by decree of May 3, 2016 has introduced a fee of 1.5% annually to maintain the monetizable of part of the deferred tax assets.

The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at December 31, 2017, 2016 and 2015 is as follows:

	Millions of euros
	2017		2016		2015
	Monetizable (*)(**)	Other	Monetizable (*)	Other	Monetizable (*)	Other
Tax assets:	11,046	12,164	9,649	11,615	8,887	13,158
Tax losses and tax credits	—	4,457	—	4,934	—	4,808
Temporary differences	11,046	7,707	9,649	6,681	8,887	8,351
Of which:
Non-deductible provisions	—	2,336	—	1,645	—	1,631
Valuation of financial instruments	—	530	—	1,042	—	2,231
Loan losses	7,461	1,159	6,082	940	5,330	827
Pensions	3,585	723	3,567	641	3,557	475
Valuation of tangible and intangible assets	—	1,077	—	537		686
Tax liabilities:	—	4,837	—	5,694	—	5,565
Temporary differences	—	4,837	—	5,694	—	5,565
Of which:
Valuation of financial instruments	—	1,207	—	1,105	—	896
Valuation of tangible and intangible assets	—	1,256	—	1,916	—	1,727
Investments in Group companies	—	808	—	1,265	—	1,249

(*)	Not deductible from regulatory capital.
(**)	Banco Popular has requested the conversion of part of its monetizable assets given the circumstances of the aforementioned regulations are applied.

The Group only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

These analyses take into account, inter alia: (i) the results generated by the various entities in prior years, (ii) each entity or tax group’s projected earnings, (iii) the estimated reversal of the various temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets, thereby concluding on each entity or tax group’s ability to recover its recognised deferred tax assets.

The projected earnings used in these analyses are based on the financial budgets approved by the Group’s directors for the various entities applying constant growth rates not exceeding the average long-term growth rate for the market in which the consolidated entities operate, in order to estimate the earnings for subsequent years considered in the analyses.

Relevant information is set forth below for the main countries which have recognised deferred tax assets:

Spain

The deferred tax assets recognised at the Consolidated Tax Group total EUR 10,494 million, of which EUR 5,874 million were for monetizable temporary differences with the right to conversion into a credit against the Public Finance, EUR 1,516 million for other temporary differences and EUR 3,104 million for tax losses and credits.

On the other hand, deferred tax assets recognized by the Popular Group amount to EUR 3,340 million, from which EUR 2,036 million have arisen as a result of monetizable temporary differences with the right to convert to a credit against the Public Treasury, as has been mentioned above (including the EUR 486 million whose conversion has already been requested in 2017). The resting amount mainly belongs to other temporary differences.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered in a maximum period of 15 years. This period would also apply to the recovery of the recognised tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognised in Brazil total EUR 5,591 million, of which EUR 2,939 million were for monetizable temporary differences, EUR 2,277 million for other temporary differences and EUR 375 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.

United States

The deferred tax assets recognised in the United States total EUR 1,205 million, of which EUR 310 million were for temporary differences and EUR 895 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered before 2027. The recognised tax loss and tax credit carryforwards will be recovered before 2029.

Mexico

The net deferred tax assets recognised in Mexico total EUR 480 million, substantially all of which were for temporary differences.

The Group estimates that substantially all the recognised deferred tax assets for temporary differences will be recovered in 3 years.

The changes in Tax assets—Deferred and Tax liabilities—Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2016	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2017
Deferred tax assets	21,264	(675)	(756)	(1)	3,378	23,210
Tax losses and tax credits	4,934	(279)	(205)	—	7	4,457
Temporary differences	16,330	(396)	(551)	(1)	3,371	18,753
Of which: monetizable	9,649	(185)	(455)	—	2,037	11,046
Deferred tax liabilities	(5,694)	566	414	19	(142)	(4,837)
Temporary differences	(5,694)	566	414	19	(142)	(4,837)

	15,570	(109)	(342)	18	3,236	18,373

	Millions of euros
	Balances at December 31, 2015	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2016
Deferred tax assets	22,045	(1,311)	1,355	(551)	(274)	21,264
Tax losses and tax credits	4,808	194	110	—	(178)	4,934
Temporary differences	17,237	(1,505)	1,245	(551)	(96)	16,330
Of which: monetizable	8,887	49	713	—	—	9,649
Deferred tax liabilities	(5,565)	(478)	99	(26)	276	(5,694)
Temporary differences	(5,565)	(478)	99	(26)	276	(5,694)

	16,480	(1,789)	1,454	(577)	2	15,570

	Millions of euros
	Balances at December 31, 2014	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2015
Deferred tax assets	22,164	2,330	(2,831)	356	26	22,045
Tax losses and tax credits	5,650	(449)	(399)	—	6	4,808
Temporary differences	16,514	2,779	(2,432)	356	20	17,237
Of which: monetizable	8,444	1,199	(794)	38	—	8,887
Deferred tax liabilities	(4,527)	(473)	(200)	(73)	(292)	(5,565)
Temporary differences	(4,527)	(473)	(200)	(73)	(292)	(5,565)

	17,637	1,857	(3,031)	283	(266)	16,480

Also, the Group did not recognise deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 7,550 million, the use of which EUR 370 million is subject, among other requirements, to time limits.

f)	Tax reforms

The following significant tax reforms were approved in 2017 and previous years:

The Tax Cuts and Jobs Act (the 2017 Act) was approved in the United States on December 22, 2017. The main amendments introduced in this tax regulation affect the US corporate tax rates, some business-related exclusions and deductions and credits. Likewise, this amendment will entail an international tax impact for many companies that operate internationally. The main impact is derived from the decrease in the federal tax rate that will be reduced from 35% to 21%, which will affect both the amount and estimation of the recoverability of deferred tax assets and liabilities during 2017 as well as the profit after tax from 2018. The estimated impact on the Group, arisen from the affected subsidiaries, which was already recorded as at December 31, 2017, did not represent a significant amount in the attributable profit.

On December 29, 2017, Law No. 27430 on the reform of the Argentine tax system was published, whose main measures entered into force on January 1, 2018, therefore it had no effect on the Group’s accounts in 2017. Among other measures, it is established a gradual reduction of the income tax from the 35% applicable until 2017, to 30% in 2018 and 2019, and up to 25% in 2020 and ahead, which is complemented by a dividend withholding of 7% for those distributed with a charge to 2018 and 2019 financial years, and 13% if distributed with a charge to 2020 onwards.

On December 2016, the Royal Decree-Law 3-2016 had been approved in Spain in December 2016 under which the following tax measures had been adopted with application in 2016: (i) The limit for the integration of deferred monetizable tax assets, as well as for set-off for the negative tax base has been reduced( the limit has been reduced from 70% to 25% of the tax base), (ii) this regulation sets out a new limit of 50% of the tax rate for the application of deductions in order to avoid double taxation, (iii) this regulation also sets out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and (iv) the regulation finally includes the non-deductibility of the losses generated from the transmission of participations performed from January 1, 2017.

The effects of this reform for the Consolidated Tax Group had been: (i) the consolidation in 2016 of deferred tax assets for impairment of non-deductible participations, in a non significant amount; (Ii) the integration in 2016 tax base and the next four fiscal years of a minimum reversal of the impairment of investments in shares that were tax deductible in years prior to 2013, will not have an adverse effect on the accounts for 2016 and 2017, since there are no legal restrictions on the availability of shares; (Iii) the slowdown in the consumption of credits for monetizable deferred tax assets; And negative tax bases and (iv) the limitation of the application of deductions to avoid double taxation, all this makes provision for an increase in the amount of taxes payable in Spain in the coming years by the consolidated tax group.

In the United Kingdom, a progressive reduction was approved regarding the tax rate of the Corporate Tax, from 20% to 17% from April 1, 2020. The applicable rate from April 1, 2017 is of 19%. Also in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge will be applied from January 1, 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.

In Brazil there was also an increase in the rate of the Brazilian social contribution tax on net income (CSL) from 15% to 20% (applicable from September 1, 2015), as a result of which the income tax rate (25%) plus the CSL rate total 45%.

In Poland, the introduction of a tax on certain bank assets at a monthly rate of 0.0366%, which comes into force in 2016, was approved.

As a consequence of the Chilean tax reform that was approved in Chile in 2012, the tax rate applicable in 2017 was 25.5% (24% in 2016 and it will be 27% in 2018).

g)	Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 2,000 for the year 2017/18. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

Banco Santander, S.A. is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK Plc. is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

28.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of Equity—Non-controlling interests is as follows:

	Millions of euros
	2017	2016	2015
Bank Zachodni WBK S.A.	1,901	1,653	1,685
Banco Santander (Brasil) S.A.	1,489	1,784	1,190
Santander Consumer USA Holdings Inc.	1,479	1,963	1,506
Grupo PSA	1,305	1,149	801
Banco Santander—Chile	1,209	1,204	1,037
Grupo Financiero Santander México, S.A.B. de C.V.	1,056	1,069	1,296
Grupo Metrovacesa	836	449	560
Other companies (*)	1,481	1,208	1,270

	10,756	10,479	9,345

Profit/(Loss) for the year attributable to non-controlling interests	1,588	1,282	1,368
Of which:
Santander Consumer USA Holdings Inc.	368	256	329
Banco Santander (Brasil) S.A.	288	194	296
Banco Santander—Chile	264	215	191
Grupo PSA	206	171	122
Grupo Financiero Santander México, S.A.B. de C.V.	194	190	201
Bank Zachodni WBK S.A.	160	148	154
Other companies	108	108	75

	12,344	11,761	10,713

(*)	Includes an issue of perpetual equity instruments by Santander UK acquired by non-Group third parties.

b)	Changes

The changes in Non-controlling interests are summarised as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	11,761	10,713	8,909
Other comprehensive income	(583)	374	(572)
Exchange differences	(653)	360	(520)
Cash flow hedge	(11)	45	(1)
Available for sale equity	(2)	(30)	22
Available for sale fixed income	71	38	(100)
Other	12	(39)	27
Which of: Other comprehensive income	—	—	6
Other	1,166	674	2,376
Profit attributable to non-controlling interests	1,588	1,282	1,368
Modification of participation rates	(819)	(28)	(168)
Change of perimeter	(39)	(197)	761
Dividends paid to minority shareholders	(665)	(800)	(461)
Changes in capital and others concepts	1,101	417	876

Balance at end of year	12,344	11,761	10,713

In 2015 the Group acquired 50% of Société Financière de Banque – SOFIB (currently PSA Banque France), PSA Finance UK Limited and PSA Financial Services Spain, E.F.C., S.A. (see Note 3), thereby generating an increase in the balance of Non-controlling interests of EUR 462 million, EUR 148 million and EUR 181 million. Also, the acquisition of a 13.8% interest in Metrovacesa, S.A. from Banco Sabadell, S.A. generated a decrease in the balance of Non-controlling interests of EUR 271 million.

During 2016, there was a decrease of EUR 621 million in Non—controlling interests due to the operation of Metrovacesa, S.A. (See Note 3).

Additionally, during the year 2016, the Group incorporated the remaining geographies included in the PSA framework agreement (Netherlands, Belgium, Italy, Germany, Brazil and Poland) (see Note 3), generating an increase in the balance of Non—controlling interests of EUR 410 million.

During the year 2017, the Group completed the acquisition of 9.65% of shares of Santander Consumer USA Holdings Inc (See Note 3), which resulted in a reduction of EUR 492 million in the balance of Non—controlling interests.

The foregoing changes are shown in the Consolidated statement of changes in total equity.

c) Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2017 is summarised below:

	Millions of euros (*)
	Banco Santander (Brasil) S.A.	Banco Santander – Chile	Grupo Financiero Santander México, S.A.B. de C.V.	Bank Zachodni WBK S.A.	Santander Consumer USA Holdings Inc.
Total assets	161,690	50,355	58,203	32,171	33,162
Total liabilities	145,040	45,321	53,267	27,235	27,537

Net assets	16,650	5,034	4,936	4,936	5,625

Total gross income	14,273	2,523	3,460	1,419	4,257

Total profit	2,887	859	904	432	585

(*)	Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.

29.	Other comprehensive income

The balances of Other comprehensive income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised temporarily in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognised income and expense presents items separately according to their nature, grouping together those which, pursuant to the applicable accounting standards, will not be subsequently reclassified to profit or loss when the requirements established by the related accounting standards are met. Also, with respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:

•

Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

•	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.

•

Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

•	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognised gross, including the amount of the Other comprehensive income relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)	Items not reclassified to profit or loss—Actuarial gains or (-) losses on defined benefit pension plans

Other comprehensive income—Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Its variation is shown in the consolidated statement of income and expense.

The provisions against equity in 2017 amounted to EUR 157 million—See Note 25.b -, with the following breakdown:

•	Increase of EUR 41 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate—decrease from 1.50% to 1.40%.

•

Increase of EUR 121 million in the cumulative actuarial losses relating to the Group´s businesses in UK, mainly due to the evolution experienced by the main actuarial hypotheses -decrease in the discount rate from 2.79% to 2.49% and increase in inflation from 3.12% to 3.15%-.

•

Increase of EUR 276 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the reduction in the discount rate (from 10.92% to 9.53% in pension benefits and 10.84% to 9.65% in medical benefits), as well as variations in the other hypotheses.

Decrease of EUR 281 million in accumulated actuarial profit or losses as a result of exchange rate and other effects, mainly in Brazil (depreciation of the real), and in UK (depreciation of the pound).

b)	Items that may be reclassified to profit or loss—Hedge of net investments in foreign operations (Effective portion) and exchange differences

Other comprehensive income—Items that may be reclassified to profit or loss—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (See Note 11).

Other comprehensive income—Items that may be reclassified to profit or loss—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (See note 2.a).

The changes in 2017 reflect negative effect of the sharp depreciation of the Brazilian real and US dollar, whereas the changes in 2016 reflect the negative effect of the sharp depreciation of the Pound sterling and the positive effect of the appreciation of the Brazilian real.

Of the change in the balance in these years, a loss of EUR 1,704, 185 and 514 million in 2017, 2016 and 2015 relate to the measurement of goodwill.

The detail, by country is as follows:

	Millions of euros
	2017	2016	2015
Net balance at end of year	(19,741)	(12,995)	(11,980)
Of which:
Brazilian real	(11,056)	(8,435)	(10,679)
Pound sterling	(3,732)	(2,996)	232
Mexican peso	(2,230)	(1,908)	(1,497)
Argentine peso	(1,684)	(1,309)	(1,135)
Chilean peso	(866)	(614)	(711)
US dollar	555	2,849	2,342
Other	(728)	(582)	(532)

c)	Items that may be reclassified to profit or loss—Hedging derivatives – Cash flow hedges (Effective portion)

•

Other comprehensive income – Items that may be reclassified to profit or loss—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items affect it (See Note 11).

•	Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

d)	Items that may be reclassified to profit or loss—Financial assets available-for-sale

Includes the net amount of unrealised changes in the fair value of assets classified as Financial assets available-for-sale (See Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income – Items that may be reclassified to profit or loss—Financial assets available-for-sale at December 31, 2017, 2016 and 2015 is as follows:

	Millions of euros
	December 31, 2017				December 31, 2016				December 31, 2015
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	660	(25)	635	48,217	610	(26)	584	32,729	641	(62)	579	35,283
Rest of Europe	306	(24)	282	20,244	50	(170)	(120)	16,879	283	(47)	236	20,310
Latin America and rest of the world	404	(129)	275	39,132	167	(163)	4	35,996	42	(671)	(629)	32,185
Private-sector debt securities	90	(128)	(38)	20,888	117	(162)	(45)	25,683	165	(253)	(88)	29,409

	1,460	(306)	1,154	128,481	944	(521)	423	111,287	1,131	(1,033)	98	117,187

Equity instruments
Domestic
Spain	5	(2)	3	1,373	48	(5)	43	1,309	66	(5)	61	1,140
International
Rest of Europe	166	(2)	164	979	284	(4)	280	1,016	438	(14)	424	1,338
United States	14	(5)	9	560	21	—	21	772	14	(2)	12	980
Latin America and rest of the world	744	(6)	738	1,878	811	(7)	804	2,390	251	(2)	249	1,391

	929	(15)	914	4,790	1,164	(16)	1,148	5,487	769	(23)	746	4,849

Of which:
Listed	828	(5)	823	2,900	999	(11)	988	3,200	436	(15)	421	1,986
Unlisted	101	(10)	91	1,890	165	(5)	160	2,287	333	(8)	325	2,863

	2,389	(321)	2,068	133,271	2,108	(537)	1,571	116,774	1,900	(1,056)	844	122,036

At each reporting date the Group assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analysed, analysis of the origins of such changes—whether they are intrinsic or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis, each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognised in the income statement for the amount of the loss registered in equity under Other comprehensive income – Items that may be reclassified to profit or loss – Items not reclassified to profit or loss – Other Valuation adjustments. Also, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

At the end of 2017, the Group carried out the analysis described above, registering in the impairment / reversal of financial assets available for sale in the consolidated income statement an amount of EUR 10 million corresponding to the impairment of equity instruments (EUR 14 and 111 million in 2016 and 2015, as well as a reversal of EUR 25 million in 2016 and an impairment of EUR 119 million in 2015 in equity instruments).

At December 31, 2017, the losses incurred in more than twelve months recognised under Other comprehensive income – Items that may be reclassified to profit or loss—Financial assets available-for-sale arising from equity instruments are not significant.

At December 31, 2017, the losses incurred in more than twelve months recognised under Other comprehensive income – Items that may be reclassified to profit or loss—Financial assets available-for-sale arising from debt securities are not significant.

e)	Items that may be reclassified to profit or loss and Items not reclassified to profit or loss—Other recognised income and expense of investments in subsidiaries, joint ventures and associates

Other comprehensive income – Items that may be reclassified to profit or loss—Entities accounted for using the equity method includes the amounts of Other comprehensive income recognised in equity arising from associates and joint ventures.

The changes in Other comprehensive income - Entities accounted for using the equity method were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	(153)	(232)	(85)
Revaluation gains/(losses)	(84)	79	(156)
Net amounts transferred to profit or loss	15	—	9

Balance at end of year	(222)	(153)	(232)

Of which:
Zurich Santander Insurance América, S.L.	(145)	(84)	(136)

30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognised through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2017 is set forth below.

31.	Issued capital

a)	Changes

At December 31, 2014 the Bank’s share capital consisted of 12,584,414,659 shares with a total par value of EUR 6,292 million.

On January 8, 2015 the Group announced that its Board of Directors had resolved to increase capital through an accelerated bookbuilt (Accelerated Bookbuilt Offering) offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million, of which EUR 607 million related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million to the share premium.

On January 29, April 29 and November 4, 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993, 256,046,919 and 117,859,774 shares (1.90%, 1.82% and 0.82% of the share capital) were issued for an amount of EUR 131 million, EUR 128 million and EUR 59 million, respectively.

At December 31, 2015 the Bank’s share capital consisted of 14,434,492,579 shares with a total par value of EUR 7,217 million.

On November 4, 2016, a capital increase of EUR 74 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 147,848,122 shares were issued (1.02% of the share capital).

At December 31, 2016 the Bank’s share capital consisted of 14,582,340,701 shares with a total par value of EUR 7,291 million.

As a result of the acquisition of Banco Popular described in Note 3, and in order to strengthen and optimize the Bank’s equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander to increase the capital of the Bank by EUR 729 million by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders.

The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million.

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

On November 1, 2017, a capital increase of EUR 48 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 95,580,136 shares were issued (0.6% of the share capital).

Therefore, the Bank’s new capital consists of EUR 8,068 million, represented by 16,136,153,582 shares of EUR 0.50 of nominal value each one and all of them from a unique class and series.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires, Mexico, São Paulo and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI’s), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDRs), each BDR representing one share. At December 31, 2017, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3%1 were State Street Bank & Trust Company (13.32%), The Bank of New York Mellon Corporation (8.83%), Chase Nominees Ltd. (7.41%), EC Nominees Limited (3.43%) and Clearstream Banking S.A. (3,10%) and BNP Paribas (3.03%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital 2 or voting power.

As of December 31, 2017, the shareholders of the Bank did not have owners of shares resident in tax havens with a participation of more than 1% of the share capital.

(1)	The threshold stipulated in Royal Decree 1362/2007 of 19 October, which implemented the Spanish Securities Market Act 24/1988 of 28 July defining the concept of significant holding.

(2)

The website of the Comisión Nacional del Mercado de Valores (www.cnmv.es) contains a notice of significant holding published by Blackrock, Inc. on 09 August 2017, in which it notifies an indirect holding in the voting rights attributable to Bank shares of 5.940%, plus a further stake of 0.158% held through financial instruments. However, according to the Bank’s shareholder register, Blackrock, Inc did not hold more than 3% of the voting rights on that date, or on 31 December 2017.

b)	Other considerations

The Annual General Meeting of March 27, 2015 authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total amount of the issue or issues of EUR 10,000 million or the equivalent amount in another currency. The Bank’s directors are authorized to execute this resolution until March 27, 2020.

The shareholders at the Annual General Meeting of March 18, 2016 also resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned Annual General Meeting. If the board does not exercise the powers delegated to it within the period established by the Annual General Meeting, these powers will be rendered null and void.

In addition, the ordinary general meeting of shareholders of April 7, 2017 also agreed to delegate to the board of directors the broadest powers so that, within one year from the date of the meeting, it can indicate the date and set the conditions for a capital increase with the issuance of new shares, for an amount of EUR 500 million. The capital increase will have no value or effect if, within the period of one year, the board of directors does not exercise the powers delegated to it.

Likewise, the additional capital authorized by the ordinary general meeting of shareholders on April 7, 2017 is not more than 3,645,585,175 euros. The term available to the Bank’s administrators to execute and carry out capital increases up to that limit ends on April 7, 2020. The agreement grants the board the power to totally or partially exclude the pre-emptive subscription right under the terms of article 506 of the Capital Companies Law, although this power is limited to 1,458,234,070 euros.

At December 31, 2017 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A.B. de C.V.; Banco Santander—Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Bank Zachodni WBK S.A. and Santander Consumer USA Holdings Inc.

At December 31, 2017 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was EUR 52 million, which represented 0.32 % of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was EUR 217 million (equal to 1.35 % of the Bank’s share capital).

At December 31, 2017 the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (See Appendix V).

32.	Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

The increase in Share premium in 2015 is the result of the capital increase of EUR 6,893 million carried out on January 8, 2015 (see Note 31.a) and the reduction of EUR 318 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The reduction of EUR 74 million in 2016 is the result for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in the balance of Share premium in 2017 is the result of the capital increase of EUR 6,343 million approved on July 3, 2017 (See note 31.a) and the reduction of EUR 48 million is due the capital increases charge to reserve arising from the Santander Diviendo Elección program.

Also, in 2017, 2016 and 2015 an amount of EUR 154 million was transferred from the Share premium account to the Legal reserve (2016: EUR 15 million; 2015: EUR 185 million) (See note 33.b.i).

33.	Accumulated retained earnings

a)	Definitions

The balance of Equity—Accumulated gains and Other reserves includes the net amount of the accumulated results (profits or losses) recognized in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognized through the consolidated income statement.

b)	Breakdown

The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2017	2016	2015
Restricted reserves	2,880	2,686	2,708
Legal reserve	1,614	1,459	1,444
Own shares	1,212	1,173	1,210
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	11,368	11,285	11,486
Voluntary reserves (*)	6,904	7,192	3,230
Consolidation reserves attributable to the Bank	4,464	4,093	8,256
Reserves of subsidiaries	36,862	34,568	31,275
Reserves of entities accounted for using the equity method	725	465	291

	51,835	49,004	45,760

(*)	In accordance with the commercial regulations in force in Spain.

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2017 the Bank transferred EUR 154 million from the Share premium account to the Legal reserve (2016: EUR 15 million; 2015: EUR 185 million).

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2017 the Legal reserve was at the stipulated level.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognised for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares plus the own treasury shares amount.

iii.	Revaluation reserve Royal Decree Law 7/1996, of 7 June

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of 7 June, it would be subject to taxation.

iv.	Reserves of subsidiaries

The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2017	2016	2015
Banco Santander (Brasil) S.A. (Consolidated Group)	9,874	8,993	8,408
Santander UK Group	7,724	6,887	6,457
Group Santander Holdings USA.	4,150	4,091	3,440
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	3,229	3,255	2,977
Banco Santander Totta, S.A. (Consolidated Group)	2,821	2,593	2,165
Banco Santander—Chile	2,764	2,630	2,534
Santander Consumer Finance Group	2,465	2,027	1,549
Banco Santander Río S.A.	1,639	1,326	965
Bank Zachodni WBK S.A.	1,093	967	578
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	638	824	754
Banco Santander (Suisse) S.A.	381	354	346
Santander Investment, S.A.	202	349	367
Cartera Mobiliaria, S.A., SICAV	—	377	363
Exchange differences, consolidation adjustments and other companies (*)	(118)	(105)	372

	36,862	34,568	31,275

Of which, restricted	2,777	2,730	2,445

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and own shares

a)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ equity” items.

On September 8, 2017, Banco Santander issued contingent redeemable perpetual bonds (the “Fidelity Bonds”) amounting to EUR 981 million nominal value -EUR 686 million fair value- (See Note 1.h).

b)	Own shares

Shareholders’ equity—Own shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

On October 21, 2013 and October 23, 2014 the Bank’s Board of Directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.024 % of issued share capital at December 31, 2017 (December 31, 2016: 0.010%; December 31, 2015: 0.279%).

The average purchase price of the Bank’s shares in 2017 was EUR 5.48 per share and the average selling price was EUR 5.63 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a EUR 26 million of benefit in 2017 (2016: EUR 15 million; 2015: EUR 16 million).

35.	Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)	Contingent and Commitment

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2017	2016	2015
Financial guarantees	14,499	17,244	14,648
Financial bank guarantees	14,287	17,244	14,648
Sold credit derivatives	212	—	—
Non financial guarantees	31,396	24,477	23,047
Technical guarantees	30,273	23,684	22,526
Unconditionally cancellable guarantees	1,123	793	521
Irrevocable documentary credits	3,222	2,713	2,139
Irrevocable documentary credits	3,222	2,713	2,139

	49,117	44,434	39,834

	Millions of euros
	2017	2016	2015
Drawable by third parties	207,671	202,097	195,647
Other contingent commitments	30,299	29,865	26,091
Financial asset forward purchase commitments	674	254	261
Regular way financial asset purchase contracts	1,054	4,273	485
Purchase contracts of financial assets	13,234	12,160	12,755
Documents delivered to clearing houses	12,030	12,656	12,251
Other contingent commitments	3,307	522	339

	237,970	231,962	221,738

At December 31, 2017, the Group had recognised provisions of EUR 617 million to cover for guarantees, contingent commitments and contingent liabilities (December 31, 2016: EUR 459 million; December 31, 2015: EUR 618 million) (see Note 25). And a doubtful exposure for an amount of EUR 1,327 million as of December 31, 2017 and, EUR 1.078 and EUR 968 million euros as of December 31, 2016 and 2015, respectively.

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognised under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

i. Financial guarantees

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

ii. Non—Financial guarantees

Non-financial guarantees: Include other guarantees different to those classified as financial, such as the technical guarantees as well as goods and services imports and exports guarantees.

iii. Irrevocable documentary credits

Irrevocable documentary credits: include the irrevocable payment commitments acquired against the delivery of documents.

iv. Loan commitments granted:

Loan commitments granted: Firm commitments of grating of credit under predefined terms and conditions, except for those that comply with the definition of derivatives as these can be settled in cash or through the delivery of issuance of another financial instrument. They include stand-by credit lines and long-term deposits.

v. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

	Millions of euros
	2017	2016	2015
Investment funds	135,749	129,930	109,028
Pension funds	11,566	11,298	11,376
Assets under management	19,259	18,032	20,337

	166,574	159,260	140,741

c)	Third-party securities held in custody

At December 31, 2017 the Group held in custody debt securities and equity instruments totalling EUR 997,061 million (December 31, 2016: EUR 965,648 million; December 31, 2015 EUR 877,682 million) entrusted to it by third parties.

36.	Derivatives—held for trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2017		2016		2015
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives:
Interest rate risk
Forward rate agreements	190,553	(15)	370,244	(64)	175,661	(59)
Interest rate swaps	3,312,025	974	3,092,360	804	2,839,940	3,095
Options, futures and other derivatives	540,424	(511)	565,635	(980)	505,655	(555)
Credit risk
Credit default swaps	25,136	68	38,827	37	54,056	46
Foreign currency risk
Foreign currency purchases and sales	236,805	(29)	259,336	1,102	250,596	80
Foreign currency options	43,488	(37)	36,965	112	35,772	104
Currency swaps	295,753	(1,628)	321,316	(3,627)	342,401	(1,704)
Securities and commodities derivatives and other	70,325	529	76,523	290	90,662	(697)

	4,714,509	(649)	4,761,206	(2,326)	4,294,743	310

Hedging derivatives:
Interest rate risk
Interest rate swaps	157,042	(2,950)	155,047	(1,410)	175,199	(1,153)
Options, futures and other derivatives	24,072	(284)	23,131	(4)	22,169	(54)
Credit risk
Credit default swaps	—	—	186	(1)	469	(5)
Foreign currency risk
Foreign currency purchases and sales	5,500	448	29,282	(1,066)	38,685	500
Foreign currency options	—	—	28	—	—	—
Currency swaps	67,933	3,256	51,045	4,691	59,472	(496)
Securities and commodities derivatives and other	724	23	319	11	299	(2)

	255,271	493	259,038	2,221	296,293	(1,210)

The notional and/or contractual amounts of the contracts entered into (shown above) do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognised under Gains/losses on financial assets and liabilities (net) in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (See Note 11).

Additionally, in order to interpret correctly the results on the Securities and commodities derivatives shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Group’s held-for-trading portfolio.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions (See note 2.f).

The notional amounts and fair values of the hedging derivatives, by type of hedge, are as follows:

	Millions of euros
	2017		2016		2015
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Fair value hedges	151,380	(3,361)	146,191	(1,018)	214,591	(1,166)
Cash flow hedges	83,770	3,469	88,905	4,025	63,912	(572)
Hedges of net investments in foreign operations	20,121	385	23,942	(786)	17,790	528

	255,271	493	259,038	2,221	296,293	(1,210)

Following is a description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

Hedge accounting

The Group, as part of its financial risk management strategy and for the purpose of reducing mismatches in the accounting treatment of its transactions, enters into interest rate, foreign currency or equity hedging derivatives, depending on the nature of the hedged risk.

In line with its objective, the Group classifies its hedges into the following categories:

•

Cash flow hedges: hedge the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction. Thus, floating rate issues in foreign currencies, fixed rate issues in non-local currency, floating rate interbank financing and floating rate assets (bonds, commercial credit, mortgages, etc.) are hedged.

•

Fair value hedges: hedge the exposure to changes in the fair value of assets or liabilities attributable to an identified, hedged risk. Thus, the interest rate risk of assets and liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, investments in entities, issues in foreign currencies and deposits and other fixed rate liabilities are hedged.

•	Hedges of net investments in foreign operations: hedge the foreign currency risk of investments in subsidiaries domiciled in countries outside the euro zone.

i.	Cash flow hedges

The change in fair value of the cash flow hedges, net of the related tax effect, is recognised underTotal Equity Other comprehensive income – Items that may be reclassified to profit or loss—Valuation adjustments—Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2017 within which the amounts recognised under Other comprehensive income – Items that may be reclassified to profit or loss—Cash flow hedges will be recognised in the consolidated income statements in the coming years is as follows:

	Millions of euros
2017	Within 1 year	1 to 5 year	More than 5 years	Total
Debit balances (losses)	57	69	26	152

The net amount recognised as an equity valuation adjustment in 2017, as a result of the cash flow hedges, is a decrease of EUR 317 million.

The market value of the derivatives in portfolio cash flow hedges gave rise to a loss of EUR 41 million at December 31, 2017.

The net amount reclassified from equity by net interest income to the income statements of 2017 amounts to EUR -854 million.

The impact on 2017 profit and loss of the ineffectiveness of the Group’s cash flow hedges was a net loss of EUR 103 million.

The main entities that use cash flow hedges, either macro-hedges or micro-hedges, are:

•

Santander UK, possessing micro-hedges of fixed rate currency issues, different to Sterling Pound, that hedge interest rate and exchange rate and possessing micro-hedges of variable mortgage rates in Sterling Pound.

•	Brazil, possessing hedges to cover Bank Deposit Certificates from interest rate and to cover active currency positions from exchange rate.

ii.	Fair value hedges

The Group is making fair value hedges with derivatives for a total notional amount of EUR 151,380 million.

Of the total fair value hedges in the Group, EUR 68,927 million are categorized as macro-hedges (79% approximately from the UK) and EUR 82,453 million as micro-hedges (approximately 28% from Banco Santander and 26% approximately from the UK).

In 2017 a net gain of EUR 92 million was recognised (gains of EUR 178 million on hedged items and gains of and losses of EUR 86 million on hedging derivatives) on fair value hedging transactions.

The main entities that have fair value hedges, either macro-hedges or micro-hedges, are:

•	Banco Santander possesses micro-hedges of interest rates on issues and government bonds, in addition two macro-hedge on loans from loans and issues and,

•

Santander UK possesses hedges of interest rate and exchange rate on mortgages, commercial/corporate loans and liability deposits, as well as macro-hedges of inflation linked bonds and micro-hedges of fixed rate issues.

iii.	Foreign currency hedges (net investments in foreign operations).

The Santander Group assumes as a priority objective in risk management, to minimize—to the limit determined by those responsible for the Group’s Financial Management—the impact on the calculation of the capital ratio of its permanent investments consolidated within the Group, and whose shares or corporate participation are legally nominated in a currency different to the Group’s. For this purpose, financial instruments (generally derivatives) are contracted in exchange rates, which hedge the impact on the capital ratio of forward exchange rates.

At December 31, 2017 the total notional amount of the instruments hedging these investments was the equivalent of EUR 20,786 million, of which EUR 19,445 million related to foreign currency swaps and forwards and EUR 1,341 million to spot foreign currency purchases/sales (spot).

By currency,

•	Hedges of the Brazilian real including hedging Forex Forward Non Delivery amounting to EUR 7,010 million (BRL 27,850 million), with a gain of EUR 306 million.

•	The position in Mexican pesos is hedged through Forex Forwards and Forex Swaps with a notional amount of EUR 2,051 million (MXN 48,523 million) and a gain of EUR 52 million in the year.

•	The Polish zloty is hedged through Forex Forwards and Forex Swaps with a notional amount of EUR 2,328 million (PLN 9,725 million) and a loss of EUR 163 million in the year.

•	The hedging of the Chilean peso is instrumented through Forex Forward Non Delivery amounting to EUR 2,994 million (CLP 2,206,000 million), with a gain of EUR 21 million in the year.

•	The hedging of the Colombian peso is instrumented through Forex Forward Non Delivery with a notional amount of EUR 13 million (COP 46,973 million), with a gain of EUR 1 million in the year.

•	The investment in Norwegian krone is hedged through Forex Forwards and Forex Swaps amounting to EUR 779 million (NOK 7,665 million), with a gain of EUR 44 million.

•	The position in Chinese yuan is hedged through Forex Forward Non Delivery of EUR 912 million (CNY 7,714 million). These instruments generated a loss of EUR 16 million in the year.

•

The hedge of the pound sterling is instrumented through Forex Swap for the amount of EUR 3,359 million (GBP 2,980 million). In addition, the investment in this currency is covered by spot purchases and/or spot sales of this currency against euros, amounting to EUR 264 million (GBP 235 million), generating a net gain of EUR 113 million in the year.

Investments in US dollars, Canadian dollars and Swiss francs are exclusively covered by purchases / sales of these currencies against the euro (Spot).

The US dollar hedged position amounted to EUR 987 million at the end of the year (USD 1,183 million), with a loss in the year of EUR 86 million.

On the other hand, the position covered in Canadian dollars amounted to EUR 15 million at the end of the year (CAD 23 million), with a gain in the year of EUR 1 million.

Finally, the hedged position in Swiss francs amounted to EUR 75 million at the end of the year (CHF 88 million), generating a gain of EUR 6 million in the year.

At December 31, 2016 the total notional amount of the instruments hedging these investments was the equivalent of EUR 21,680 million, of which EUR 20,914 million related to foreign currency swaps and forwards and EUR 766 million to spot foreign currency purchases/sales (spot).

By currency,

•	Hedges of the Brazilian real including hedging Forex Forward Non Delivery amounting to EUR 7,404 million (BRL 25,400 million), with a loss of EUR 1,877 million.

•	The position in Mexican pesos was hedged through Forex Forwards and Forex Swaps with a notional amount of EUR 2,140 million (MXN 46,593 million) and a gain of EUR 247 million in the year.

•	The Polish zloty was hedged through Forex Forwards and Forex Swaps with a notional amount of EUR 2,032 million (PLN 8,962 million) and a gain of EUR 26 million in the year.

•	The hedging of the Chilean peso is instrumented through Forex Forward Non Delivery amounting to EUR 3,773 million (CLP 2,670,000 million), with a loss of EUR 447 million in the year.

•	The hedging of the Colombian peso was instrumented through Forex Forward Non Delivery with a notional amount of EUR 33 million (COP 103,122 million), with a loss of EUR 5 million in the year.

•	The investment in Norwegian krone is hedged through Forex Forwards and Forex Swaps amounting to EUR 892 million (NOK 8,107 million), with a loss of EUR 53 million.

•	The position in Chinese yuan was hedged through Forex Forward Non Delivery of EUR 1,123 million (CNY 8,221 million). These instruments generated a gain of EUR 6 million in the year.

•

The hedge of the pound sterling was instrumented through Forex Swap for the amount of EUR 3,516 million (GBP 3,010 million). In addition, the investment in this currency is covered by spot purchases and/or spot sales of this currency against euros, amounting to EUR 388 million (GBP 332 million), generating a net gain of EUR 739 million in the year.

In addition to the above, investments in US dollars, sterling, Canadian dollars and Swiss francs were hedged by purchases and sales of spot currency against euros (Spot).

In the case of US dollars, derivatives (Forex Forward) existed for a notional amount of EUR 304 million and, in addition, spot purchases / sales of this currency) for an amount of US 321 million, with a total loss in the year of EUR 38 million.

In the case of Canadian dollars, derivatives (Forex Forward) existed for a notional amount of EUR 21 million and, in addition, spot purchases / sales of this currency) for an amount of CND 30 million, with a total loss in the year of EUR 1 million.

Finally, the position covered in Swiss francs amounts to EUR 53 million at the end of the year (57 million Swiss francs), generating a loss of EUR 1 million in that year.

According to the purpose of these hedges, the purpose of which is to cover the forward rate, and because the notional amount of the hedging instruments used does not exceed the amount of the hedged item and, in addition, the foreign currencies of these transactions are the functional currencies of the parent company and of the business abroad, the effectiveness of these hedges is total, not being recorded in the income statement due to inefficiencies during 2017.

37.	Discontinued operations

No operations were discontinued in 2017, 2016 or 2015.

38.	Interest income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2017, 2016 and 2015 is as follows:

	Millions of euros
	2017	2016	2015
Loans and advances—Central banks	1,881	2,090	1,392
Loans and advances—Credit institutions	1,840	2,388	1,845
Debt instruments	7,141	6,927	7,361
Loans and advances—Customers	43,640	42,578	45,445
Other interest	1,539	1,173	1,155

	56,041	55,156	57,198

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortised cost or at fair value through Other comprehensive income.

39.	Interest expense

Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.

The detail of the main items of interest expense and similar charges accrued in 2017, 2016 and 2015 is as follows:

	Millions of euros
	2017	2016	2015
Central banks deposits	216	127	79
Credit institution deposits	2,045	1,988	2,277
Customer deposits	11,074	12,886	12,826
Debt securities issued and Subordinated liabilities	6,651	7,767	7,899
Marketable debt securities	5,685	6,822	6,965
Subordinated liabilities (Note 23)	966	945	934
Provisions for pensions (Note 25)	198	201	270
Other interest	1,561	1,098	1,035

	21,745	24,067	24,386

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

40.	Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from dividends as follows:

	Millions of euros
	2017	2016	2015
Dividend income classified as:
Financial assets held for trading	234	217	266
Financial assets available-for-sale	150	196	189

	384	413	455

41.	Share of results of entities accounted for using the equity method

Share of results of entities accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and joint ventures.

The detail of Share of results of entities accounted for using the equity method is as follows:

	Millions of euros
	2017	2016	2015
Zurich Santander Insurance América, S.L.	241	223	183
SAM Investment Holdings Limited	87	79	64
Wizink Bank, S.A.	36	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	19	12	28
Allianz Popular, S.L.	15	—	—
Other companies	306	130	100

	704	444	375

42.	Commission income

Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2017	2016	2015
Collection and payment services:
Bills	368	295	271
Demand accounts	1,490	1,191	1,074
Cards	3,515	2,972	2,768
Orders	449	431	412
Cheques and other	154	133	134

	5,976	5,022	4,659

Marketing of non-banking financial products:
Investment funds	751	696	805
Pension funds	92	86	92
Insurance	2,517	2,428	2,350

	3,360	3,210	3,247

Securities services:
Securities underwriting and placement	374	282	252
Securities trading	302	287	303
Administration and custody	359	297	265
Asset management	251	201	222

	1,286	1,067	1,042

Other:
Foreign exchange	471	353	303
Financial guarantees	559	505	494
Commitment fees	283	286	314
Other fees and commissions	2,644	2,500	2,983

	3,957	3,644	4,094

	14,579	12,943	13,042

43.	Commission expense

Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2017	2016	2015
Commissions assigned to third parties	1,831	1,639	1,593
Cards	1,391	1,217	1,201
By collection and return of effects	12	11	13
Other fees assigned	428	411	379

Other commissions paid	1,151	1,124	1,416
Brokerage fees on lending and deposit transactions	49	47	43
Sales of insurance and pension funds	205	204	159
Other fees and commissions	897	873	1,214

	2,982	2,763	3,009

44.	Gains or losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liability

	Millions of euros
	2017	2016	2015
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	404	869	1,265
Of which Financial Assets available for sale	472	861	891
Debt instruments	316	464	760
Equity instruments	156	397	131
Gains or losses on financial assets and liabilities held for trading, net (*)	1,252	2,456	(2,312)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (*)	(85)	426	325
Gains or losses from hedge accounting, net	(11)	(23)	(48)

	1,560	3,728	(770)

(*)

Includes the net result obtained by operations with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in Note 45, the above breakdown should be analysed in conjunction with the exchange differences, net:

	Millions of euros
	2017	2016	2015
Exchange differences, net	105	(1,627)	3,156

b)	Financial assets and liabilities measured at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2017	2016	2015
Loans and receivables:	40,875	40,390	48,129
Credit institutions	11,585	13,290	27,755
Customers	29,290	27,100	20,374
Debt instruments	39,836	52,320	47,681
Equity instruments	22,286	15,043	18,855
Derivatives	57,243	72,043	76,724

	160,240	179,796	191,389

The Group mitigates and reduces this exposure as follows:

•

With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At December 31, 2017 the actual credit risk exposure of the derivatives was EUR 34,887 million.

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 28,563 million at December 31, 2017.

Also, mortgage-backed assets totalled EUR 2,602 million.

•	Debt instruments include EUR 34,605 million of Spanish and foreign government securities.

At December 31, 2017 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2017	2016	2015
Deposits	(84,724)	(48,863)	(62,836)
Central banks	(9,142)	(10,463)	(18,664)
Credit institutions	(18,458)	(5,059)	(8,628)
Customer	(57,124)	(33,341)	(35,544)
Marketable debt securities	(3,056)	(2,791)	(3,373)
Short positions	(20,979)	(23,005)	(17,362)
Derivatives	(57,892)	(74,369)	(76,414)
Other financial liabilities	(589)	—	(1)

	(167,240)	(149,028)	(159,986)

At December 31, 2017, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

45.	Exchange differences, net

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains/losses on financial assets and liabilities (see Note 44).

46.	Other operating income and expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2017	2016	2015
Insurance activity	57	63	98
Income from insurance and reinsurance contracts issued	2,546	1,900	1,096
Of which:
Insurance and reinsurance premium income	2,350	1,709	961
Reinsurance income	196	191	135
Expenses of insurance and reinsurance contracts	(2,489)	(1,837)	(998)
Of which:
Claims paid,other insurance-related expenses and net provisions for insurance contract liabilities	(2,249)	(1,574)	(740)
Reinsurance premiums paid	(240)	(263)	(258)
Other operating income	1,618	1,919	1,971
Non- financial services	472	698	711
Other operating income	1,146	1,221	1,260
Of which, fees and commissions offsetting direct costs	192	145	115
Other operating expense	(1,966)	(1,977)	(2,235)
Non-financial services	(302)	(518)	(590)
Other operating expense:	(1,664)	(1,459)	(1,645)
Of which, Deposit Guarantee Fund	(848)	(711)	(769)

	(291)	5	(166)

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Staff costs

a)	Breakdown

The detail of Staff costs is as follows:

	Millions of euros
	2017	2016	2015
Wages and salaries	8,879	8,133	8,081
Social security costs	1,440	1,291	1,330
Additions to provisions for defined benefit pension plans (Note 25)	88	81	96
Contributions to defined contribution pension funds	271	266	279
Other staff costs	1,369	1,233	1,321

	12,047	11,004	11,107

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (***)
	2017	2016	2015
The Bank:
Senior management (*)	64	76	93
Other line personnel	21,327	20,291	20,909
Clerical staff (**)	—	1,904	2,138
General Services Personnel (**)	—	13	22

	21,391	22,284	23,162
Rest of Spain	12,703	6,925	6,922
Santander UK plc	19,079	19,428	20,069
Banco Santander (Brasil) S.A.	46,210	48,052	47,720
Other companies	96,349	94,946	91,591

	195,732	191,635	189,464

(*)	Categories of deputy assistant executive vice president and above, including senior management.
(**)	During 2017, Clerical staff and General Services Personnel categories were erased considering all the staff in the aforementioned categories on the Other line personnel category.
(***)	Excluding personnel assigned to discontinued operations.

The number of employees, at the end of 2017, 2016 and 2015, was 202,251, 188,492 and 193,863, respectively.

The functional breakdown (final employment), by gender, at December 31, 2017 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	978	290	6,557	2,908	27,009	33,287
United Kingdom	115	31	1,252	639	8,828	14,317
America	507	91	6,569	4,024	39,612	55,237

	1,600	412	14,378	7,571	75,449	102,841

The same information, expressed in percentage terms at December 31, 2017, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	77%	23%	69%	31%	45%	55%
United Kingdom	79%	21%	66%	34%	38%	62%
America	85%	15%	62%	38%	42%	58%

	80%	20%	66%	34%	42%	58%

The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

The number of employees in the Group with disabilities, distributed by professional categories, at December 31, 2017, is as follows:

Average number of employees (**)
2017
Senior management (*)	4
Other management	65
Other staff	3,220

3,289

(*)	Categories of deputy assistant executive vice president and above, including senior management.
(**)

An employee with disabilities is considered to be a person who is recognized by the State or the Company in each jurisdiction where the Group operates and that entitles them to receive direct monetary assistance, or other types of aid such as, for example, reduction of their taxes. In the case of Spain, employees with disabilities have been considered to be those with a degree of disabilities greater than or equal to 33%. The amount does not include employees in the United States.

The number of Group employees with disabilities at 2016 and 2015, was 2,941 (not including the United States) and 3,677, respectively.

Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2017 was 209 ( 216 employees during 2016). At the end of fiscal year 2017, there were 211 employees (213 employees at December 31, 2016).

c)	Share-based payments

The main share-based payments granted by the Group in force at December 31, 2017, 2016 and 2015 are described below.

i. Bank

The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

The plans that include share-based payments are as follows: (i) deferred conditional delivery share plan; (ii) deferred conditional variable remuneration plan, (iii) performance share plan and (iv) Deferred variable compensation plan linked to multiannual objectives. The characteristics of the plans are set forth below:

(i) Deferred conditional delivery share plan

In 2013 the Bank’s Board of Directors, at the proposal of the appointments and remuneration committee, approved the fourth cycle of the deferred conditional delivery share plan to instrument payment of the share-based bonus of the Group executives or employees whose variable remuneration or annual bonus for 2013 exceeded, in general, EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. Since this cycle entailed the delivery of Bank shares, the shareholders at the Annual General Meetings of March 22, 2013 approved the application of the fourth cycle of the deferred conditional delivery share plan. This cycle is not applicable to the executive directors or other members of senior management or other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is being deferred over three years and will be paid, where appropriate, in three instalments starting after the first year (2015). The amount in shares is calculated based on the tranches of the following scale established by the Board of Directors on the basis of the gross variable cash-based remuneration or annual bonus for the year:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

(ii) Deferred conditional variable remuneration plan

In 2014 and 2015 the Bank’s Board of Directors, at the proposal of the appointments and remuneration committee in 2014 and of the remuneration committee in 2015, approved the third, fourth and fifth cycles of the deferred conditional variable remuneration plan to instrument payment of the bonus for 2014 and 2015, respectively, of the executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of whom are referred to as the “Identified Staff”, in accordance to Article 92(2) of Directive 2013/36/EU of the European Parliament and of the Council, of June 26, 2013, and the related implementing legislation in 2014; and in 2015, pursuant to Article 32.1 of Law 10/2014, of 26 June on the regulation, supervision and capital adequacy of credit institutions, and the related implementing legislation).

In 2016 and 2017, and taking into account regulatory developments and international practices in remuneration matters, the sixth and the seventh cycle of the variable remuneration plan for the group identified with the exception of executive directors and certain executives (including senior management) were approved. First line of responsibility of the Group, for which the first and second cycle of deferred and conditioned variable remuneration described in item (v) below were approved. The recommendations issued in the Guidelines on sound remuneration policies under Articles 74 (3) and 75 (2) of Directive 2013/36 / EU and disclosures under Article 450 of Regulation (EU) No. 575/2013, Published by the European Banking Authority on 21 December 2015.

Since the aforementioned cycles entail the delivery of Bank shares, the shareholders at the Annual General Meetings of March 28, 2014, March 27, 2015 ,March 18, 2016 and April 7, 2017 approved, respectively, the application of the fourth, fifth ,sixth and seventh cycles of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer a portion of the bonus of the beneficiaries thereof over a period of three years for the fourth sixth and seventh cycles, and over three or five years for the fifth cycle, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In the case of the sixth cycle, the bonus will be immediately paid in 60% (at the beginning of 2017) and deferred by 40% over a three year period. In the case of the other fifth and fourth cycles, will be paid according to the following payment percentages and periods of deferment:

	2017 (seventh cycle)
	Immediate payment percentage (*)	Deferred percentage (*)	Deferral period
Executive directors and members of the Identified Staff with total variable remuneration (*) ≥ EUR 2.7 million	40%	60%	5 years
Executive directors and members of the Identified Staff with total variable remuneration (**) ≥ EUR 1.7 million (< EUR 2.7 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

(*)	In certain countries the deferred percentage or the deferred period could be different to comply with local rules or the authority requirements.
(**)	Total variable remuneration in case of standard fulfilment (100% target).

	2015 (fifth cycle)
	Immediate payment percentage (*)	Deferred percentage (*)	Deferral period
Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.6 million	40%	60%	5 years
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.7 million (< EUR 2.6 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

	2014 (fourth cycle) (*)
	Immediate payment percentage (**)	Deferred percentage (**)
Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.6 million	40%	60%
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.8 million (< EUR 2.6 million)	50%	50%
Other beneficiaries	60%	40%

(*)	Deferral period for all the categories is 3 years.
(**)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

For the fourth sixth and seventh cycle, the payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in three instalments, within 30 days following the anniversaries of the initial date (the date on which the immediate payment percentage is paid) in 2016, 2017 and 2018 for the fourth cycle, in 2018, 2019 and 2020 for the sixth cycle, and in 2018, 2019 and 2020 for the seventh cycle 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

For the fifth cycle, the payment of the deferred percentage of the bonus applicable in each case based on the group to which the beneficiary belongs will be deferred over a period of three or five years and will be paid in three or five instalments, as appropriate, within 30 days following the anniversaries of the initial date in 2017, 2018 and 2019 and, where appropriate, in 2020 and 2021, provided that the conditions described below are met.

For the fourth, fifth and sixth cycle, the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

In the case of the seventh cycle, the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered: (i) significant failures in risk management committed by the entity , or by a business unit or risk control unit; (ii) the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and (iv) irregular behaviors, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

On each delivery of fourth and fifth, the beneficiaries will be paid an amount in cash equal to the dividends paid on the deferred amount in shares and the interest on the amount accrued in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights corresponding to those shares. In the case of the seventh cycle and, on the occasion of each payment of the deferred amount in cash, it will be possible to pay de Beneficiary the amount derived from the adjustment of the deferred amount with the inflation rate up to the date of payment of each corresponding cash amount.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average share prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s executive directors for 2013, 2014 and 2015 for the third, fourth and fifth cycle, respectively. In the case of the sixth and seventh cycle, it is determined according to the same procedure in the fifteen sessions prior to the previous Friday (excluded) on the date on which the board decides the bonus for the Bank’s executive directors for 2016 and 2017, respectively.

(iii) Performance share plan

In 2014 and 2015 the Bank’s Board of Directors approved the first and second cycles, respectively, of the performance share plan by which to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank’s performance over a multiannual period. In addition, the second cycle also applies to other Bank employees not included in the Identified Staff, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee’s interests with those of the Bank.

Since the aforementioned plans entail the delivery of Bank shares, the Annual General Meetings of March 28, 2014 and March 27, 2015 approved the application of the first and second cycles of the plan, respectively.

The maximum amounts of the plan and, consequently, the maximum number of shares to which a beneficiary may be entitled under this plan was set at 15% and 20% of the beneficiaries’ benchmark bonus for 2014 and 2015, respectively.

The Board of Directors, following a proposal of the remuneration committee, set the amount of the ILP for each beneficiary for 2014 and 2015.

For the second cycle, based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the Board of Directors will set the maximum number of shares, the value in euros of which is called the “Agreed-upon Amount of the ILP”, taking into account (i) the Group’s earnings per share (EPS) and (ii) the Group’s return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.

Both items had the same weighting when setting the ILP and each of them were measured based on the following scales of target compliance:

•	Scale applicable to EPS of Santander Group in 2016 with respect to the budgeted EPS for the year:

EPS in 2015 (% of budgeted 2015 EPS)	2015 EPS coefficient
≥ 90%	1
> 75% but < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Straight-line increase of the 2015 EPS coefficient based on the specific percentage that the 2015 EPS represents of the budgeted EPS within this line of the scale.

•	Scale applicable to Santander Group’s 2015 RoTE with respect to the RoTE budgeted for the year:

RoTE in 2015 (% of budgeted 2016 RoTE)	2015 RoTE coefficient
≥ 90%	1
> 75% but < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Straight-line increase of the 2016 RoTE coefficient based on the specific percentage that the 2016 RoTE represents of the budgeted RoTE within this line of the scale.

Based on the Group’s performance at the end of 2015, the coefficient to be applied was 91.50%.

For the first cycle, the following percentages were applied to 15% of the benchmark bonus in accordance with the relative performance of the Bank’s Total Shareholder Return (TSR) in 2014 compared to a benchmark group:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 8th	100%
9th to 12th	50%
13th and below	0%

Since the Bank’s TSR was in fourth place, the applicable percentage was 100%.

Also, for the second cycle, the agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, at the beginning of 2019 (foreseeably, in the first quarter) based on compliance with the multiannual targets and other plan terms and conditions. Thus, prior to the payment date, the Board of Directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary based on the agreed-upon amount of the ILP. The multiannual targets, the related metrics and scales of compliance are as follows:

•	Relative performance of the Group’s EPS growth for 2015-2017 with respect to a benchmark group of 17 credit institutions

Position of Santander’s EPS growth 2015-2017	EPS coefficient
1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th and below	0

•	Santander Group’s 2017 RoTE:

RoTE in 2017 (%)	RoTE coefficient
≥ 12%	1
> 11% but < 12%	0.75 - 1	(*)
≤ 11%	0

(*)	Straight-line increase of the RoTE coefficient based on the specific percentage, within this line of the scale, of Santander Group’s RoTE in 2017.

•	Employee satisfaction, measured by the inclusion or exclusion of the related Group company in 2017 among the “Top 3” best banks to work for.

•	Scale of compliance at country level:

Position among the best banks to work for in 2017	Employee coefficient
1st to 3rd	1
4th or below	0

•	Scale of compliance at Santander Group level:

No. of main markets in which Santander is ranked in the top three of the best banks to work for in 2017	Employee coefficient
6 or more	1
5 or less	0

•	Customer satisfaction, measured by the inclusion or exclusion of the related Group company in 2017 among the top three best banks in the customer satisfaction index.

•	Scale of compliance at country level:

Position among the best banks as per the customer satisfaction index in 2017	Customer coefficient
1st to 3rd	1
4th or below	0

•	Scale of compliance at Santander Group level:

No. of main markets in which Santander is ranked in the top three of the best banks in the customer satisfaction index in 2017	Customer coefficient
10	1
Between 6 and 9	0.2 - 0.8 (*)
5 or less	0

(*)

Straight-line increase of customer coefficient, whereby, within this line of the scale, the coefficient is increased by 0.2 for each additional main market in which the customer satisfaction index ranks it in the top three.

•	Customer loyalty, taking into account that the targets at Santander Group level are 17 million individual customers and 1.1 million SME and business customers at December 31, 2017.

•	Scales of compliance at country level:

Individual customers (% of the budget for the related market)	Individual coefficient	SME and business customers (% of the budget for the related market)	Business coefficient
≥ 100%	1	≥ 100%	1
> 90% but < 100%	0.5 – 1 (*)	> 90% but < 100%	0.5 – 1 (*)
≤ 90%	0	≤ 90%	0

(*)

Straight-line increase of the individual coefficient and business coefficient based on the specific percentage, within these lines of each scale, that the number of customers of each type represents of the budgeted number at December 31, 2017.

•	Scales of compliance at Santander Group level:

Individual customers (millions)	Individual coefficient	SME and business customers (millions)	Business coefficient
≥ 17	1	≥ 1.1	1
> 15 but < 17	0.5 – 1 (*)	> 1 but < 1.1	0.5 – 1 (*)
≤ 15	0	≤ 1	0

(*)	Straight-line increase of the individual coefficient and business coefficient based on the number of customers of each type at December 31, 2017.

Based on the foregoing metrics and compliance scales and the data relating to the end of 2017, the amount accrued of the ILP for each beneficiary (the “Accrued Amount of the ILP”) will be calculated by weighting the above coefficients by 0.25, 0.25, 0.2, 0.15, 0.075 and 0.075, respectively.

For the first cycle, the agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, in thirds in June 2016, 2017 and 2018 based on compliance with the multiannual TSR targets. Thus, for each payment date, the Board of Directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary applying to the third of the agreed-upon amount of the ILP for that year the percentage resulting from the following table:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 4th	100.0%
5th	87.5%
6th	75.0%
7th	62.5%
8th	50.0%
9th and below	0%

For the accrual for 2016, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2015, for the accrual for 2017, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2016 and for the accrual for 2018, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2017. In 2016, a position in the RTA ranking has not been reached that determines the accrual of the first and second third, so it has been extinguished.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing—in the opinion of the Board of Directors following a proposal of the remuneration committee—, during the period prior to each of the deliveries as a result of the actions taken in 2014 and 2015, respectively: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

(iv)	Deferred variable compensation plan linked to multiannual objectives

In 2016 and 2017, the Board of Directors of the Bank, at the proposal of the remuneration committee, approved the first and secondcycle of the deferred variable remuneration plan linked to multi-year objectives that implements the variable remuneration corresponding to 2016 and 2017 for executive directors and certain executives (Including top management) of the Group’s first lines of responsibility (formerly Promontorio and Faro, before, Top Network managers). The cycles plan was approved by the general meeting on March 18, 2016 and April 7, 2017 with the aim of simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group’s first guidelines. The plan also takes into account the recommendations issued in the Guidelines on sound remuneration policies under Articles 74 (3) and 75 (2) of Directive 2013/36 / EU and disclosures under Article 450 of Regulation (EU) No. 575/2013, Published by the European Banking Authority on 21 December 2015.

This plan includes the bonus (deferred and conditioned variable compensation plan mentioned in item (iii) above and the ILP of item (iv) above and is intended to defer a portion of the variable remuneration over a period of three or five Years to be paid in cash and in shares, linking part of this amount to the Bank’s performance over a multi—year period and paying the other part of the variable remuneration in cash and in stock at the beginning. Detailed below.

The variable remuneration of the beneficiaries will be paid according to the following percentages, depending on when the payment occurs and the group to which the beneficiary belongs:

	2016 and 2017 (first and second cycle)
	Immediate payment percentage (*)	Deferred percentage (*)	Deferral period (*)
Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.7 million (**)(***)	40%	60%	5 years
Division managers, country heads of countries that represent at least 1% of the Group’s economic capital, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.7 million (< EUR 2.7 million) (**)(***)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

(*)	In some countries the percentage and the period of deferral may be higher to comply with local regulations or with the requirements of the competent authority in each case.
(**)	Variable reference remuneration for the standard compliance (100% of the objectives).
(***)

In the first cycle (2016), the quantitative amount that determines by itself being in one category or another refers to the total variable remuneration effectively approved at year end and do not refers to target or reference remuneration.

Each beneficiary receives, in 2017 and 2018 (first and second cycle, respectively), according to the group to which it belongs, the percentage of immediate payment that corresponds, by half in cash and in shares. The payment of the percentage of deferral of the variable remuneration that corresponds in each case according to the group to which the beneficiary belongs will be deferred for a period of three or five years and will be paid by thirds or fifths, as the case may be, within thirty Days following the anniversaries of the initial date in the years 2018, 2019 and 2020 and, if applicable, 2021 and 2022 for the first cycle and in the years 2019, 2020 and 2021, and, if applicable 2022 and 2023, for the second cycle, provided that the conditions set out below are met.

In 2016, the accrual of the deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, in the opinion of the board, at the proposal of the remuneration committee, none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations: (i) poor performance of the Group; (Ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (Iii) material restatement of the Group’s financial statements, except when appropriate under a change in accounting regulations; Or (iv) significant changes in the Group’s economic capital or risk profile.

In 2017, the accrual of deferred remuneration is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan’s regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered: (i) significant failures in risk management committed by the entity, or by a business unit or risk control unit; (ii) the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and (iv) irregular behaviors, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.

In addition, the accrual of the deferral corresponding to the third annuity of deferral for the Group that differs in three years and the third, fourth and fifth for which it differs in five years, is conditional on the fulfillment of certain objectives related to the period 2016-2018 and The metrics and compliance scales associated with these multi-year objectives:

For 2016 (first cycle, period 2016-2018), the metrics and the method for determining the deferred amount subject to long term objectives are as follows:

(A)	Compliance with Banco Santander’s consolidated earnings per share growth target (“EPS”) in 2018 vs. 2015 as shown in the following table:

BPA growth in 2018 (% Over 2015)	BPA coefficient
≥ 25%	1
≥ 0% but < 25%	0 – 1 (*)
< 0%	0

BPA growth in 2018 (% Over 2015)	BPA coefficient
< 0%	0

(*)	Increased linear coefficient BPA depending on the specific growth rate of BPA 2018 compared to the 2015 in this line of the scale.

(B)

Relative behaviour of the total shareholder return (“RTA”) of the Bank in the period 2016-2018 in relation to the weighted RTAs of a reference group of 35 credit institutions, with the corresponding RTA Coefficient being assigned according to the position of the RTA Of the Bank within the Reference Group.

Position of the Santander RTA	BPA coefficient
Exceeding the 66th percentile	1
Between the 33rd and 66th percentiles	0-1(*)
Below the 33rd percentile	0

(*)	Proportional increase of the RTA coefficient in function of the number of positions that ascends in the ranking within this line of the scale.

The Reference Group consists of the following entities: BBVA, CaixaBank, Bankia, Popular, Sabadell, BCP, BPI, HSBC, RBS, Barclays, Lloyds, BNP Paribas, Crédit Agricole, Deutsche Bank, Société Générale, Nordea, Intesa San Paolo , Unicredit, Itaú, Bradesco, Banco do Brasil, Banorte, Banco de Chile, M & T Bank Corp., Keycorp, Fifth Third Bancorp, BB & T Corp., Citizens, Crédit Acceptance Corp., Ally Financial Inc., PKO, PEKAO, Millenium, ING Poland and mBank.

(C)

Compliance with the fully loaded common equity tier 1 (“CET1”) target for the year 2018, with this objective being that at 31 December 2018 the consolidated CET1 ratio of Grupo Santander Fully loaded is greater than 11%. If this objective is met, a coefficient (“Coefficient CET1”) of 1 will be assigned to this metric and, if it is not met, the Coefficient CET 1 will be 0. For verification of compliance with this objective, Increases in CET1 derived from capital increases (except those that implement the Santander Dividendo Elección program) will not be taken into account. In addition, CET1 as of 31 December, 2018 may be adjusted to eliminate the effects of the regulatory changes that may occur with respect to its calculation up to that date.

Compliance with Santander Santander’s underlying return on risk-weighted assets for 2018 compared to 2015. The corresponding coefficient (the “RoRWA Coefficient”), Will be obtained from the following table:

BPA growth in 2018 (% Over 2015)	RoRWA coefficient
≥ 20%	1
≥ 10% but < 20%	0,5 – 1 (*)
< 10%	0

(*)	Increased linear coefficient RORWA depending on the specific growth rate of RORWA 2018 compared to the 2015 RORWA within this scale line.

In order to determine the annual amount of the Deferred Objective Part that, if applicable, corresponds to each beneficiary in the years 2020 and, if applicable, 2021 and 2022 (each of these payments, a “Final Annuity”), and without prejudice to any adjustments that may result from the malus clauses, the following formula shall apply:

Final Annuity = Imp. x (0,25 x A + 0,25 x B + 0,25 x C + 0,25 x D)

where:

•	“Imp.” Corresponds to a fifth or a third, depending on the profile of the beneficiary, the Deferred Amount of Incentive A.

•	“A” is the BPA Coefficient that is in accordance with the scale of section (a) above in relation to the growth of BPA in 2018 compared to 2015.

•	“B” is the RTA Coefficient that is in accordance with the scale of section (b) above depending on the performance of the Bank’s RTA in the period 2016-2018 with respect to the Reference Group.

•	“C” is the CET 1 Coefficient resulting from the fulfillment of the CET1 target described in section (c) above.

•	“D” is the RoRWA Coefficient that conforms to the scale of section (d) above depending on the growth level of RoRWA 2018 compared to 2015.

(e)

Compliance with the consolidated earnings per share growth (“EPS”) of Santander Bank in 2019 in comparison with 2016. The coefficient corresponding to this objective (EPS coefficient) will be obtained in accordance with the following table:

EPS growth in 2019 (% over 2016)	EPS coefficient
≥ 25%	1
≥ 0% but < 25%	0 – 1 (*)
< 0%	0

(*)	Lineal increase of the EPS Coefficient according to the specific EPS growth in 2019 with respect to 2016 within this scale line.

(f)

Relative behavior of the total shareholder return (“TSR”) [4]of the Bank in the period 2017-2019 in relation with the TSR of a reference group comprised by 17 credit entities (the Reference Group), assigning a TSR Coefficient that corresponds depending on the TSR position of the Bank within the Reference Group.

Santander’s TSR positon	TSR Coefficient
Greater than percentile 66	1
Percentiles between 33 and 66	0-1(*)
Smaller than percentile 33	0

(*)	Proportional increase of the TSR Coefficient in accordance with the number of positions moved forward in the ranking within this scale line.

The Reference Group is comprised by the following entities: Itaú, JP Morgan, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

(g)

Compliance with the level 1 ordinary capital ratio target (common equity tier 1 or “CET1”) fully loaded set for year 2019. The coefficient related to this target (CET1 Coefficient) will be obtained from the following table:

CET1 en 2019	CET1 Coefficient
≥ 11.30%	1
≥ 11% but < 11.30%	0.5 – 1 (*)
< 11%	0

For the verification of compliance with this target, it will not be taken into account the possible increases of CET1 derived from increases of capital 2 5(except from those implemented by the Santander Dividendo Elección program). Furthermore, CET1 coefficient as of December 31, 2019 shall be adjusted in order to eliminate impact that a regulatory change may have with respect its calculation as of yet.

[4]

For these purposes, TSR means the difference (expressed as a percentage relation) between the final value of an investment in ordinary shares of Banco Santander and the initial value of that same investment, taking into account for the calculation of said final value that the dividends will be considered and also other similar concepts (such as the Santander Dividendo Elección program) received by the shareholder from said investment during the corresponding period of time as if they had been invested in more shares of the same type on the first date on which the dividend or similar concept is owed to the shareholders at the weighted average price of said date. To calculate the TSR, we will take into account the weighted average per daily volume of the weighted average prices corresponding to the fifteen trading sessions prior to January 1, 2017 (excluded) (to calculate the initial value) and the fifteen trading sessions prior to January 1, 2020 (excluded) (to calculate the final value).

[5]	The neutral effect of the Capital Increase destined to finance the acquisition of Banco Popular Español, S.A. announced in June 2017 and carried out in July 2017 will be taken into account.

In order to determine the annual deferred amount subject to the targets that, where appropriate, corresponds to each executive director for years 2021, 2022 and 2023 (each of these payments, a “final annuity”), notwithstanding the adjustments that may result from malus clauses, the next formula will apply:

Final Annuity = Amount. x (1/3 x A + 1/3 x B + 1/3 x C)

Where:

•	“Amount” is the incentive amount equivalent to an annuity (this term is defined in section 4 below).

•	“A” is the EPS Coefficient resulting from the scale in section (a) above according to the EPS growth in 2019 with respect to 2016.

•	“B” represents the TSR Coefficient that results from the scale in section (b) above in accordance with the Bank’s TSR behaviour in the period 2017-2019 in comparison with the Reference Group.

•	“C” represents the Coefficient CET 1 that results from the compliance with the CET1 target for 2019 described in section (c) above.

In addition, the amounts paid under this plan are subject to recovery or clawback clauses in the event of the circumstances providing in the current legislation. The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the Board of Directors on the proposal of the remuneration committee and can not be proposed, in the case of the first cycle (2016), once the last payment in cash or shares corresponding to the plan is made in 2022, or in the case, in 2020. In the second cycle, the application of clawback cannot be proposed once the term has expired for the withholding of the last payment in shares that corresponds to the plan, in 2024 or, as the case may be, in 2022.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/15	19,122

Options granted (Sharesave)	14,074	3,13	2015	Employments	7,759	(**)	01/11/15	01/11/18
							01/11/15	01/11/20
Options exercised	(1,839)	3,75
Options cancelled (net) or not exercised	(6,595)	4,50

Plans outstanding at 31/12/15	24,762

Options granted (Sharesave)	17,296	4,91	2016	Employments	7,024		01/11/16	01/11/19
							01/11/16	01/11/21
Options exercised	(338)	3,67
Options cancelled (net) or not exercised	(12,804)	3,51

Plans outstanding at 31/12/16	28,916

Options granted (Sharesave)	3,916	4.02	2017	Employments	4.260		01/11/17	01/11/20
							01/11717	01/11/22
Options exercised	(1,918)	3.77
Options cancelled (net) or not exercised	(3,713)	3.40

Plans outstanding at 31/12/17	27,201

(*)	At December 31, 2017, 2016, 2015 and 2014, the euro/pound sterling exchange rate was EUR 1.16798 GBP 1; EUR 1.36249/GBP 1 and EUR 1.28386/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme between GBP 5 and GBP 500 in 2015, 2016 and 2017 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on 21 June 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on June 19, 2009, June11, 2010, June 17, 2011, March 28, 2012, March 22, 2013, March 28, 2014, March 27, 2015 and April 7, 2017, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a)	Deferred variable compensation plan linked to multi-year objectives 2016 and 2017:

The fair value of the plan has been determined, at the grant date, based on the valuation report of an independent expert. Depending on the design of the plan for 2016 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% – 80%. Has considered that the fair value is 70% of the maximum.

b)	2015 Performance share plan:

The fair value of this plan was calculated at the grant date based on a valuation report by an independent expert. On the basis of the design of the plan for 2015 and the levels of achievement of similar plans at comparable entities, the expert concluded that the reasonable range for estimating the initial achievement coefficient was approximately 60% to 80% and, accordingly, the fair value was considered to be 70% of the maximum. Therefore, as the maximum level was determined as being 91.50%, the fair value is 64.05% of the maximum amount.

c)	Performance share plans 2014:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•

The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

PI14
Expected volatility (*)	51.35%
Annual dividend yield based on last few years	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model resulted in a percentage value of 55.39% for Plan I-13 and 55.39% for Plan l-14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

d)	Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2017	2016	2015
Risk-free interest rate	0.89%-1.08%	0.31%-0.41%	1.06%-1.37%
Dividend increase	5.48%-5.51%	5.92%-6.21%	6.91%-7.36%
Volatility of underlying shares based on historical volatility over five years	26.16%-26.31%	31.39%-32.00%	28.54%-29.11%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2017	2016	2015
Property, fixtures and supplies	1,931	1,853	1,943
Technology and systems	1,257	1,095	1,188
Technical reports	759	768	810
Advertising	757	691	705
Communications	529	499	587
Taxes other than income tax	583	484	529
Surveillance and cash courier services	443	389	413
Per diems and travel expenses	217	232	278
Insurance premiums	78	69	74
Other administrative expenses	1,799	1,653	1,668

	8,353	7,733	8,195

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows (PwC in 2017 and 2016, and Deloitte in 2015):

	Millions of euros
	2017	2016	2015
Audit fees	76.2	73.7	49.6
Audit-related fees	13.4	7.2	46.9
Tax fees	1.3	0.9	9.1
All other fees	3.1	3.6	12.6

Total	94.0	85.4	118.2

The Audit fees heading includes auditing fees for the Banco Santander, S.A. individual and consolidated annual accounts, as the case may be, of the companies forming part of the Group, the integrated audit prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOx) for those required entities, the audit of the consolidated financial statements as of June 30 and limited quarterly consolidated reviews for the Brazilian regulator as of March 31, June 30 and September 30 and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.

The main concepts included in Audit-related fees correspond to aspects such as the issuance of Comfort letters, or other reviews required by different regulations in relation to aspects such as, for example, Securitization.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and they did not involve in any case the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 115.6 million in 2017 (2016: EUR 127.9 million to other auditing firms other than PwC; 2015: EUR 117.4 million to other auditing firms other than Deloitte).

c)	Number of offices

The number of offices at December 31, 2017 and 2016 is as follow:

Number of offices (*)	Group
	31/12/17	31/12/16
Spain	4,681	2,911
Group	9,016	9,324

	13,697	12,235

(*)	Included 1.777 offices of Grupo Banco Popular.

49.	Gains or losses on non financial assets and investments, net

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follow

	Millions of euros
	2017	2016	2015
Gains:
Tangible and intangible assets	134	131	104
Investments	443	30	104
Of which:
Allfunds Bank, S.A. (Note 2)	425	—	—

	577	161	208

Losses:
Tangible and intangible assets	(43)	(116)	(83)
Investments	(12)	(15)	(13)

	(55)	(131)	(96)

	522	30	112

50.	Gains or losses on non-current assets held for sale classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2017	2016	2015
Tangible assets	(195)	(141)	(171)
Impairment (Note 12)	(306)	(212)	(222)
Gain (loss) on sale	111	71	51
Other gains and other losses	(8)	—	(2)

	(203)	(141)	(173)

51.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	December 31, 2017
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets:
Cash, cash balances at Central Banks and other deposits on demand	110,995	—	—	—	—	—	—	110,995	0.53%
Financial assets available-for-sale	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481
Debt instruments	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481	4.34%
Loans and receivables	57,000	58,686	53,218	96,689	119,541	112,786	405,093	903,013
Debt instruments	249	1,381	997	2,073	2,317	1,656	8,870	17,543	3.06%
Loans and advances	56,751	57,305	52,221	94,616	117,224	111,130	396,223	885,470
Central banks	—	3,948	1,446	4,811	—	—	16,073	26,278	5.10%
Credits institutions	18,242	4,198	3,445	5,708	5,694	939	1,341	39,567	1.26%
Customers	38,509	49,159	47,330	84,097	111,530	110,191	378,809	819,625	5.44%
Held-to-maturity investments	—	—	—	1,902	122	294	11,173	13,491	1.52%

	168,321	61,153	54,864	110,088	142,110	124,244	495,200	1,155,980	4.61%

Liabilities:
Financial liabilities at amortised cost:	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069
Deposits	527,499	59,325	66,667	100,658	81,169	39,719	8,283	883,320
Central banks	450	2,015	681	2,715	42,988	22,565	—	71,414	0.24%
Credit institutions	20,870	15,263	13,350	25,406	6,501	5,247	4,663	91,300	2.40%
Customer deposits	506,179	42,047	52,636	72,537	31,680	11,907	3,620	720,606	2.00%
Marketable debt securities (*)	105	11,927	11,638	29,286	54,202	43,395	64,357	214,910	2.56%
Other financial liabilities	10,000	3,909	9,634	728	1,116	428	2,024	27,839

	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	1.98%

Difference (assets less liabilities)	(369,283)	(14.008)	(33,075)	(20,584)	5,623	40,702	420,536	29,911

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was EUR 34,820 million at December 31, 2017, mainly because in last period the Group borrowed funds under the ECB’s targeted longer-term refinancing operations (LTRO, TLTRO) programme. (See note 20).

	December 31, 2016
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets:
Cash, cash balances at Central Banks and other deposits on demand	76,454	—	—	—	—	—	—	76,454	0.98%
Financial assets available-for-sale	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287
Debt instruments	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287	4.33%
Loans and receivables	52,512	48,420	56,725	85,521	113,387	93,816	389,623	840,004
Debt instruments	248	1,628	708	2,246	2,125	1,918	4,364	13,237	6.31%
Loans and advances	52,264	46,792	56,017	83,275	111,262	91,898	385,259	826,767
Central banks	—	941	11,499	1,117	—	23	14,393	27,973	6.54%
Credits institutions	16,632	4,938	2,210	2,220	4,435	1,268	3,721	35,424	1.96%
Customers	35,632	40,913	42,308	79,938	106,827	90,607	367,145	763,370	5.79%
Held-to-maturity investments	—	—	—	123	2,075	342	11,928	14,468	1.70%

	129,166	54,406	58,732	91,086	139,036	108,058	461,729	1,042,213	5.12%

Liabilities:
Financial liabilities at amortised cost:	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240
Deposits	471,494	79,446	42,583	86,006	69,775	34,505	7,837	791,646
Central banks	422	2,007	633	101	20,027	20,922	—	44,112	0.26%
Credit institutions	16,649	16,357	10,603	23,313	13,540	5,560	3,742	89,764	3.97%
Customer deposits	454,423	61,082	31,347	62,592	36,208	8,023	4,095	657,770	2.25%
Marketable debt securities (*)	642	12,861	14,225	39,465	43,985	34,520	80,380	226,078	3.68%
Other financial liabilities	7,939	3,276	10,474	303	1,831	442	2,251	26,516

	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240	2.57%

Difference (assets less liabilities)	(350,909)	(41,177)	(8,550)	(34,688)	23,445	38,591	371,261	(2,027)

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2015
	Millions of euros								Average
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	interest rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	77,751	—	—	—	—	—	—	77,751	0.79%
Financial assets available-for-sale	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187
Debt instruments	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187	3.87%
Loans and receivables	27,870	57,666	49,852	82,485	111,322	102,462	404,499	836,156
Debt instruments	15	1,383	1,083	1,143	1,764	1,241	4,278	10,907	5.40%
Loans and advances	27,855	56,283	48,769	81,342	109,558	101,221	400,221	825,249
Central banks	—	6,305	5,007	2,120	47	3,835	23	17,337	7.45%
Credits institutions	6,879	11,974	4,115	5,294	3,897	1,240	4,039	37,438	1.55%
Customers	20,976	38,004	39,647	73,928	105,614	96,146	396,159	770,474	5.99%
Held-to-maturity investments	—	—	—	—	2,013	140	2,202	4,355	2.39%

	105,793	61,934	52,241	94,384	132,053	121,139	467,905	1,035,449	5.22%

Liabilities:
Financial liabilities at amortised cost:	407,925	140,331	68,991	123,214	147,349	49,975	101,558	1,039,343
Deposits	403,579	122,234	47,277	88,263	88,808	14,462	31,056	795,679
Central banks	1,580	3,874	2,348	—	31,070	—	—	38,872	0.17%
Credit institutions	7,043	30,187	11,801	31,843	15,926	6,295	6,114	109,209	2.64%
Customer deposits	394,956	88,173	33,128	56,420	41,812	8,167	24,942	647,598	2.48%
Marketable debt securities (*)	134	13,142	14,900	34,303	57,880	34,998	67,430	222,787	3.70%
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877

	407,925	140,331	68,991	123,214	147,349	49,975	101,558	1,039,343	2.56%

Difference (assets less liabilities)	(302,132)	(78,397)	(16,750)	(28,830)	(15,296)	71,164	366,347	(3,894)

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortised cost at December 31, 2017 is as follows:

	December 31, 2017
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost:
Deposits	526,059	57,490	89,249	99,780	64,977	32,365	8,157	878,077
Central banks	451	2,018	23,801	2,719	27,138	15,385	—	71,512
Credit institutions	20,378	14,903	13,035	24,807	6,348	5,123	4,553	89,147
Customer	505,230	40,569	52,413	72,254	31,491	11,857	3,604	717,418
Marketable debt securities	1,486	11,735	11,387	28,412	52,989	42,888	63,648	212,545
Other financial liabilities	10,001	3,908	9,634	728	1,116	428	2,024	27,839

	537,546	73,133	110,270	128,920	119,082	75,681	73,829	1,118,461

	December 31, 2016
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost:
Deposits	467,529	95,231	49,246	68,830	66,255	34,781	7,765	789,637
Central banks	422	2,006	633	101	20,021	20,916	—	44,099
Credit institutions	16,676	15,789	15,500	20,057	12,364	5,517	3,736	89,639
Customer	450,431	77,436	33,113	48,672	33,870	8,348	4,029	655,899
Marketable debt securities	623	13,582	12,705	38,119	42,201	34,022	78,094	219,346
Other financial liabilities	7,939	3,645	10,097	305	1,837	442	2,251	26,516

	476,091	112,458	72,048	107,254	110,293	69,245	88,110	1,035,499

	December 31, 2015
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost:
Deposits	401,813	121,750	47,094	87,916	88,558	14,406	30,927	792,465
Central banks	1,579	3,872	2,347	—	31,053	—	—	38,851
Credit institutions	7,021	30,094	11,765	31,745	15,877	6,275	6,095	108,873
Customer	393,213	87,784	32,982	56,171	41,628	8,131	24,832	644,741
Marketable debt securities	130	12,806	14,511	33,375	56,340	33,975	65,299	216,435
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877

	406,155	139,511	68,419	121,939	145,559	48,896	99,298	1,029,777

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of December 31, 2017:

Millions of euros at December 31, 2017	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	11,147	5,887	21,896	24,178	19,563	42,787	125,458

Derivatives	4,026	1,691	5,352	17,233	14,895	14,046	57,243
Equity instruments	—	—	—	—	—	21,353	21,353
Debt instruments	4,253	1,706	11,850	6,529	4,662	7,351	36,351
Loans and advances	2,868	2,490	4,694	416	6	37	10,511
Credits institutions	1,216	1	63	416	—	—	1,696
Customers	1,652	2,489	4,631	—	6	37	8,815

Financial assets designated at Fair Value through profit or loss	9,998	4,485	5,032	3,402	3,922	7,943	34,782

Equity instruments	—	—	—	—	—	933	933
Debt instruments	19	120	850	667	579	1,250	3,485
Loans and advances	9,979	4,365	4,182	2,735	3,343	5,760	30,364
Central Banks	—	—	—	—	—	—	—
Credits institutions	7,341	2,020	183	32	77	236	9,889
Customers	2,638	2,345	3,999	2,703	3,266	5,524	20,475

Financial Assets available for sale	—	—	—	—	—	4,790	4,790

Equity instruments	—	—	—	—	—	4,790	4,790

Hedging derivatives	255	162	519	1,113	1,583	4,905	8,537

Changes in the fair value of hedged items in portfolio hedges of interest rate risk	57	6	33	151	59	981	1,287

TOTAL FINANCIAL ASSETS	21,457	10,540	27,480	28,844	25,127	61,406	174,854

Millions of euros at December 31, 2017	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	38,976	4,073	7,177	17,913	16,989	22,496	107,624

Derivatives	3,698	2,070	5,951	15,634	14,897	15,642	57,892
Shorts positions	8,060	468	1,226	2,279	2,092	6,854	20,979
Deposits	27,218	1,535	—	—	—	—	28,753
Central Banks	282	—	—	—	—	—	282
Credits institutions	292	—	—	—	—	—	292
Customers	26,644	1,535	—	—	—	—	28,179
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—

Financial liabilities designated at fair value through profit or loss	30,152	5,166	1,635	1,251	1,120	20,292	59,616

Deposits	30,083	4,730	1,065	191	425	19,477	55,971
Central Banks	6,038	2,077	745	—	—	—	8,860
Credits institutions	16,521	1,485	63	—	97	—	18,166
Customers	7,524	1,168	257	191	328	19,477	28,945
Marketable debt securities	69	436	570	471	695	815	3,056
Other financial liabilities	—	—	—	589	—	—	589

Hedging derivatives	40	79	180	493	677	6,575	8,044

Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	—	(2)	(1)	31	302	330

TOTAL LIABILITIES ASSETS	69,168	9,318	8,990	19,656	18,817	49,665	175,614

Millions of euros at December 31, 2017	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Drawable by third parties	87,280	14,165	54,069	32,664	34,011	15,781	237,970
Financial Guarantees	17,065	5,059	12,599	10,502	2,326	1,566	49,117

MEMORANDUM ITEMS	104,345	19,224	66,668	43,166	36,337	17,347	287,087

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2017		2016		2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at Central Banks and other deposits on demand	67,025	—	60,423	—	65,886	—
Financial assets/liabilities held for trading	82,004	76,459	100,083	70,958	93,699	66,576
Other financial assets/liabilities at fair value through profit or loss	7,322	21,766	6,965	16,667	7,367	21,546
Financial assets/liabilities available-for-sale	65,691	—	68,370	—	68,012	—
Loans and receivables	553,301	—	571,829	—	569,013	—
Investments held-to-maturity	11,490	—	12,272	—	2,342	—
Investments	1,121	—	1,308	—	1,191	—
Tangible assets	15,971	—	16,957	—	15,005	—
Intangible assets	23,499	—	26,338	—	26,377	—
Financial liabilities at amortised cost	—	638,680	—	678,542	—	668,014
Liabilities under insurance contracts	—	58	—	61	—	1
Other	23,695	20,989	27,961	23,169	23,622	22,626

	851,119	757,952	892,506	789,397	872,514	778,763

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for Cash, cash balances at Central Banks and other deposits on demand, loans and receivables, held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities—except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the accompanying consolidated balance sheet.

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Millions of euros
	2017					2016					2015
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	885,470	895,645	—	141,839	753,806	826,767	833,819	—	127,224	706,595	825,249	830,840	—	158,010	672,830
Debt instruments	31,034	31,094	10,994	13,688	6,412	27,705	27,417	11,529	11,678	4,210	15,262	15,071	4,310	9,333	1,428

	916,504	926,739	10,994	155,527	760,218	854,472	861,236	11,529	138,902	710,805	840,511	845,911	4,310	167,343	674,258

ii)	Financial liabilities measured at other than fair value

	Millions of euros
	2017					2016					2015
Liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	883,320	883,880	—	177,147	706,733	791,646	792,172	—	90,271	701,901	795,679	795,301	—	109,491	685,810
Debt instruments and other financial liabilities	242,749	248,891	52,896	139,301	56,694	252,594	255,758	43,306	186,356	26,096	243,664	246,540	62,539	162,823	21,178

	1,126,069	1,132,771	52,896	316,448	763,427	1,044,240	1,047,930	43,306	276,627	727,997	1,039,343	1,041,841	62,539	272,314	706,988

The main valuation methods and inputs used in the estimates at December 31, 2017 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•

Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.

•	Held-to-maturity investments: the fair value was calculated based on market prices for these instruments.

•	Financial liabilities at amortised cost:

i)

Deposits: The fair value of short term deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for deposits of similar remaining maturities.

ii)

Marketable debt securities and Subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads, as well as using any significant input which is not observable with market data if applicable.

The fair value of Cash, cash balances at Central Banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.

In addition, at December 31, 2017, 2016 and 2015, equity instruments amounting to EUR 1,211 million, EUR 1,349 million and EUR 1,790 million, respectively, (See note 2.d) and recognised as Financial assets available-for-sale were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organised markets and, consequently, the non-observable inputs were significant.

d)	Exposure of the Group to Europe’s peripheral countries

The detail at December 31, 2017, 2016 and 2015, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) (See note 54) is as follows:

	Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure (****)	Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs
Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	—
Portugal	208	(155)	5,220	232	3	3,309	8,817	—	—
Italy	1,962	(483)	4,613	—	—	16	6,108	(5)	5
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

(*)

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,673 million (of which EUR 10,079 million, EUR 1,163 million and EUR 431 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 3,596 million (EUR 3,010 million, EUR 146 million and EUR 440 million to Spain, Portugal and Italy, respectively).

(**)	Presented without taking into account the Other comprehensive income recognised (EUR 31 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)	EUR 19,601 million were included within the direct exposures of the Balance Sheet mainly from debt securities of Grupo Banco Popular.

	Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	—
Portugal	154	(212)	5,982	214	4	930	7,072	—	—
Italy	2,211	(758)	492	—	—	7	1,952	(2)	2
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

(*)

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 10,502 million (of which EUR 9,456 million, EUR 717 million and EUR 329 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 5,449 million (EUR 5,349 million, EUR 91 million and EUR 9 million to Spain, Portugal and Italy, respectively).

(**)	Presented without taking into account the Other comprehensive income recognised (EUR 27 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Sovereign risk by country of issuer/borrower at December 31, 2015 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs
Spain	7,647	(2,446)	26,443	1,032	2,025	13,993	48,694	(217)	—
Portugal	278	(174)	7,916	916	—	1,071	10,007	—	1
Italy	3,980	(1,263)	—	—	—	—	2,717	(4)	4
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	6	—

(*)

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,273 million (of which EUR 9,892 million, EUR 605 million and EUR 776 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 3,134 million (EUR 3,045 million and EUR 89 million to Spain and Portugal, respectively).

(**)	Presented without taking into account the Other comprehensive income recognised (EUR 31 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at December 31, 2017, 2016 and 2015 is as follows:

	Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
			Debt instruments				Loans and advances to customers (Note 10)(*)	Total net direct exposure (****)	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available- for-sale	Loans and receivables	Investments held-to- maturity			Other than CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	—	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	—
Italy	17	2,416	438	1,010	—	—	10,015	13,896	211	5
Greece	—	—	—	—	—	—	56	56	30	—
Ireland	—	—	20	476	584	—	1,981	3,061	79	—

(*)

Also, the Group has off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million, of which Grupo Banco Popular EUR 15,460 million, to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)	Presented excluding Other comprehensive income and impairment losses recognised (EUR 10,653 million of which around EUR 3,986 of Grupo Banco Popular).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)	EUR 83,625 million were included within the direct exposures of the Balance Sheet mainly from debt securities of Grupo Banco Popular.

	Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
	Millions of euros
			Debt instruments				Loans and advances to customers (Note 10)(*)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity			Other than CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

(*)

Also, the Group has off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 64,522 million, EUR 6,993 million, EUR 3,364 million, EUR 268 million and EUR 369 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)	Presented excluding Other comprehensive income and impairment losses recognised (EUR 8,692 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Exposure to other counterparties by country of issuer/borrower at December 31, 2015 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (Note 10)(*)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables			Other than CDSs	CDSs
Spain	2,349	15,739	1,545	4,166	1,143	153,863	178,805	3,367	(42)
Portugal	2,938	—	159	992	2,999	29,928	37,016	1,729	—
Italy	5	—	167	813	—	6,713	7,698	35	5
Greece	—	—	—	—	—	44	44	32	—
Ireland	—	—	63	239	40	734	1,076	300	—

(*)

Also, the Group has off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 64,159 million, EUR 6,374 million, EUR 3,746 million, EUR 17 million and EUR 387 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)	Presented excluding Other comprehensive income and impairment losses recognised (EUR 11,641 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2017, 2016 and 2015 detailed in the foregoing tables:

		31/12/17
		Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	—
	Other	1	1	—	—	—	—
Italy	Sovereign	25	450	(425)	—	5	5
	Other	225	201	24	(3)	8	5

		31/12/16
		Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6

		31/12/15
		Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	724	991	(267)	(3)	(39)	(42)
Portugal	Sovereign	28	187	(159)	—	1	1
	Other	71	77	(6)	—	—	—
Italy	Sovereign	183	448	(265)	(1)	5	4
	Other	553	618	(65)	3	2	5

52.	Geographical and business segment reporting

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities.

a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the corporate center. The operating areas, which include all the business activities carried on therein by the Group, are: Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the business activities carried on in the region. The United Kingdom area includes the business activities carried on by the various Group units and branches with a presence in the UK. The Latin America area includes all the financial activities carried on by the Group through its banks and subsidiaries in the region. The United States area includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, Banco Santander International’s specialised unit and the New York branch.

The corporate center segment includes the centralised management business relating to financial investments, financial management of the structural currency position, within the remit of the Group’s corporate asset and liability management committee, and management of liquidity and equity through issues.

The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available in the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Consequently, the sum of the various segment income statements is equal to the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of gross income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2017
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total Assets	694,697	361,230	290,818	114,388	133,353	(150,181)	1,444,305

Loans and advances to customers	382,855	243,616	146,133	71,963	5,326	(978)	848,915
Cash, Cash balances at Central Banks and other deposits on demand, Central Banks and Credit institutions	128,185	56,762	55,935	13,300	400	(66,157)	188,425
Debt instruments	100,188	26,188	57,364	13,843	1,768	—	199,351
Other financial Assets (*)	39,918	24,690	14,226	3,368	2,117	—	84,319
Other asset accounts	43,551	9,974	17,160	11,914	123,742	(83,046)	123,295

Total Liabilities	651,724	344,926	262,267	99,189	46,501	(67,135)	1,337,472

Customer deposits	354,272	230,504	141,543	51,189	222	—	777,730
Central Banks and Credit institutions	172,987	27,833	39,212	15,884	1,533	(67,135)	190,314
Debt instruments	61,214	61,112	34,434	26,176	35,030	—	217,966
Other financial liabilities (**)	45,920	21,167	36,084	2,503	1,625	—	107,299
Other liabilities accounts	17,331	4,310	10,994	3,437	8,091	—	44,163

Total Equity	42,973	16,304	28,551	15,199	86,852	(83,046)	106,833

Other Customer funds under management (***)	74,314	8,657	80,732	2,871	—	—	166,574

Investment funds	52,320	8,543	74,435	452	—	—	135,750
Pension funds	11,566	—	—	—	—	—	11,566
Assets under management	10,428	114	6,297	2,419	—	—	19,258

(*)	Including Trading derivatives and Equity instruments.
(**)	Including Trading derivatives, Short positions and Other financial liabilities.
(***)	Including Customer deposits, Marketable debt securities and Other customer funds under management.

The corporate center segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s share capital and reserves are initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units. This allocation is shown as an asset of the corporate center segment (included in Other asset accounts) and as a liability of each business unit (included in Share capital, reserves, profit for the year and Other comprehensive income). Therefore, the allocation is reflected in the balance sheet net of adjustments for intra-Group eliminations in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2016
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total Assets	520,134	354,960	320,768	137,391	132,154	(126,282)	1,339,125

Loans and advances to customers	297,214	251,251	152,187	85,389	4,429	—	790,470
Cash, Cash balances at Central Banks and other deposits on demand, Central Banks and Credit institutions	77,232	36,643	67,400	16,970	2,640	(47,744)	153,141
Debt instruments	80,639	28,045	63,314	17,940	1,374	—	191,312
Other financial Assets (*)	40,689	26,819	18,696	3,566	2,803	—	92,573
Other asset accounts	24,360	12,202	19,171	13,526	120,908	(78,538)	111,629

Total Liabilities	486,644	337,945	291,454	120,741	47,387	(47,745)	1,236,426

Customer deposits	269,934	212,113	143,747	64,460	857	—	691,111
Central Banks and Credit institutions	105,152	21,590	47,585	22,264	552	(47,745)	149,398
Debt instruments	53,064	71,108	47,436	26,340	30,921	—	228,869
Other financial liabilities (**)	49,042	27,913	41,395	2,907	2,633	—	123,890
Other liabilities accounts	9,452	5,221	11,291	4,770	12,424	—	43,158

Total Equity	33,490	17,015	29,314	16,650	84,767	(78,537)	102,699

Other Customer funds under management (***)	65,834	8,564	81,034	3,828	—	—	159,260

Investment funds	46,229	8,446	74,554	701	—	—	129,930
Pension funds	11,298	—	—	—	—	—	11,298
Assets under management	8,307	118	6,480	3,127	—	—	18,032

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities and Other customer funds under management.

	Millions of euros
	2015
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total Assets	538,645	383,155	267,885	130,584	148,134	(128,143)	1,340,260

Loans and advances to customers	287,252	282,673	133,139	84,190	3,594	—	790,848
Cash, Cash balances at Central Banks and other deposits on demand, Central Banks and Credit institutions	92,414	38,509	51,275	11,527	17,536	(50,980)	160,281
Debt instruments	85,665	20,308	50,085	19,693	4,379	—	180,130
Other financial Assets (*)	46,681	32,871	15,489	3,187	2,200	—	100,428
Other asset accounts	26,633	8,794	17,897	11,987	120,425	(77,163)	108,573

Total Liabilities	502,799	365,792	243,911	117,427	62,558	(50,980)	1,241,507

Customer deposits	263,462	231,947	122,413	60,115	5,205	—	683,142
Central Banks and Credit institutions	132,688	23,610	42,395	26,170	1,490	(50,980)	175,373
Debt instruments	51,103	74,260	39,526	23,905	37,366	—	226,160
Other financial liabilities (**)	49,798	29,000	30,417	2,772	2,668	—	114,655
Other liabilities accounts	5,748	6,975	9,160	4,465	15,829	—	42,177

Total Equity	35,846	17,363	23,974	13,157	85,576	(77,163)	98,753

Other Customer funds under management (***)	64,433	9,703	59,065	7,540	—	—	140,741

Investment funds	44,393	9,564	54,426	645	—	—	109,028
Pension funds	11,376	—	—	—	—	—	11,376
Assets under management	8,664	139	4,639	6,895	—	—	20,337

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities and Other customer funds under management.

	Millions of euros
	2017
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total
NET INTEREST INCOME	9,270	4,364	15,944	5,569	(851)	34,296
Income from equity instruments	274	1	44	20	45	384
Share of results of entities accounted for using the equity method	378	32	369	(11)	(64)	704
Net fee and commission income (expense)	4,171	1,003	5,490	971	(38)	11,597
Other income(*)	626	282	1,012	(29)	(226)	1,665
Other operating income (expenses)	(256)	34	(386)	401	(84)	(291)
GROSS INCOME	14,463	5,716	22,473	6,921	(1,218)	48,355
Administrative expenses and depreciation	(7,688)	(2,862)	(8,694)	(3,274)	(475)	(22,993)
Provisions or reversal of provisions	(990)	(429)	(1,145)	(174)	(320)	(3,058)
Impairment losses on financial assets	(1,111)	(205)	(5,014)	(2,878)	(51)	(9,259)
PROFIT FROM OPERATIONS	4,674	2,220	7,620	595	(2,064)	13,045
Impairment losses on other assets	(189)	(50)	(112)	(27)	(895)	(1,273)
Other income and charges	(115)	14	(31)	16	435	319
PROFIT BEFORE TAX	4,370	2,184	7,477	584	(2,524)	12,091
Income tax	(1,158)	(661)	(2,380)	116	199	(3,884)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	3,212	1,523	5,097	700	(2,325)	8,207
Profit (Loss) from discontinued operations	—	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	3,212	1,523	5,097	700	(2,325)	8,207
Attributable to non-controlling interests	381	25	813	368	(1)	1,588
PROFIT ATTRIBUTABLE TO THE PARENT	2,831	1,498	4,284	332	(2,326)	6,619

(*)

Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

(Condensed) income statement	Millions of euros
	2016						2015
	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total

NET INTEREST INCOME	8,161	4,405	13,345	5,917	(739)	31,089	8,006	4,942	13,752	6,116	(4)	32,812
Income from equity instruments	272	1	78	30	32	413	277	1	57	48	72	455
Share of results of entities accounted for using the equity method	168	16	309	2	(51)	444	120	10	285	3	(43)	375
Net fee and commission income (expense)	3,497	1,031	4,581	1,102	(31)	10,180	3,417	1,091	4,452	1,086	(13)	10,033
Other income (*)	818	319	806	22	136	2,101	1,186	302	517	231	150	2,386
Other operating income (expenses)	(110)	44	(355)	460	(34)	5	(178)	37	(308)	316	(33)	(166)

GROSS INCOME	12,806	5,816	18,764	7,533	(687)	44,232	12,828	6,383	18,755	7,800	129	45,895
Administrative expenses and depreciation	(6,781)	(2,967)	(7,692)	(3,197)	(464)	(21,101)	(6,735)	(3,357)	(7,906)	(3,025)	(697)	(21,720)
Provisions or reversal of provisions	(444)	(276)	(800)	(72)	(916)	(2,508)	(352)	(351)	(831)	(164)	(1,408)	(3,106)
Impairment losses on financial assets	(1,383)	(58)	(4,912)	(3,187)	(86)	(9,626)	(2,083)	(107)	(5,108)	(3,103)	(251)	(10,652)

PROFIT FROM OPERATIONS	4,198	2,515	5,360	1,077	(2,153)	10,997	3,658	2,568	4,910	1,508	(2,227)	10,417
Impairment losses on other assets	(36)	(64)	(42)	(35)	37	(140)	(172)	(9)	20	—	(931)	(1,092)
Other income and charges	(150)	1	59	(6)	7	(89)	(120)	5	78	16	243	222

PROFIT BEFORE TAX	4,012	2,452	5,377	1,036	(2,109)	10,768	3,366	2,564	5,008	1,524	(2,915)	9,547
Income tax	(1,083)	(736)	(1,363)	(355)	255	(3,282)	(887)	(556)	(1,219)	(517)	966	(2,213)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	2,929	1,716	4,014	681	(1,854)	7,486	2,479	2,008	3,789	1,007	(1,949)	7,334
Profit (Loss) from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—

CONSOLIDATED PROFIT FOR THE YEAR	2,929	1,716	4,014	681	(1,854)	7,486	2,479	2,008	3,789	1,007	(1,949)	7,334
Attributable to non-controlling interests	330	36	628	286	2	1,282	261	37	596	329	145	1,368

PROFIT ATTRIBUTABLE TO THE PARENT	2,599	1,680	3,386	395	(1,856)	6,204	2,218	1,971	3,193	678	(2,094)	5,966

(*)

Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Other income (without considering exchange differences, net) and Other operating income in the consolidated income statements for 2017, 2016 and 2015.

	Revenue (Millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Continental Europe	19,041	16,567	17,653	504	236	422	19,545	16,803	18,075
United Kingdom	8,837	9,626	10,970	(130)	390	416	8,707	10,016	11,386
Latin America	37,623	36,972	32,927	230	54	(776)	37,853	37,026	32,151
United States	8,663	9,322	9,364	186	281	157	8,849	9,603	9,521
Corporate center	18	1,672	982	4,018	4,507	6,643	4,036	6,179	7,625
Inter-segment revenue adjustments and eliminations	—	—	—	(4,808)	(5,468)	(6,862)	(4,808)	(5,468)	(6,862)

	74,182	74,159	71,896	—	—	—	74,182	74,159	71,896

b)	Business segments

At this secondary level of segment reporting, the Group is structured into commercial banking, Santander Global Corporate Banking and the segment relating to Real Estate Operations in Spain; the sum of these segments is equal to that of the primary geographical reportable segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate center.

The commercial banking segment encompasses the entire customer banking business (including the consumer finance business), except for the Corporate Banking business, which is managed through Santander Global Corporate Banking. Also, this segment includes the gains or losses on the hedging positions taken in each country, within the remit of each of their asset-liability management committees. The Santander Global Corporate Banking segment reflects the returns on the global corporate banking business and the markets and investment banking business worldwide, including all the globally managed treasury departments (excluding the portion allocated to commercial banking customers) and the equities business. The Real Estate Operations in Spain include loans to customers engaging mainly in property development, for which a specialised management model is in place, Metrovacesa’s real estate assets together with the Group’s ownership interest in SAREB and foreclosed assets for sale and rent purposes.

The condensed income statements are as follows:

(Condensed) income statement	Millions of euros
	2017
	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total
NET INTEREST INCOME	32,704	2,478	(35)	(851)	34,296
Income from equity instruments	77	262	—	45	384
Share of results of entities accounted for using the equity method	781	(13)	—	(64)	704
Net fee and commission income (expense)	10,007	1,627	1	(38)	11,597
Other income (*)	667	1,224	—	(226)	1,665
Other operating income (expenses)	(210)	(26)	29	(84)	(291)
GROSS INCOME	44,026	5,552	(5)	(1,218)	48,355
Administrative expenses and depreciation	(20,323)	(1,988)	(207)	(475)	(22,993)
Provisions or reversal of provisions	(2,718)	(24)	4	(320)	(3,058)
Impairment losses on financial assets	(8,440)	(690)	(78)	(51)	(9,259)
PROFIT FROM OPERATIONS	12,545	2,850	(286)	(2,064)	13,045
Net impairment losses on other assets	(206)	(51)	(121)	(895)	(1,273)
Other non-financial gains/(losses)	(74)	5	(47)	435	319
PROFIT BEFORE TAX	12,265	2,804	(454)	(2,524)	12,091
Income tax	(3,417)	(802)	136	199	(3,884)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	8,848	2,002	(318)	(2,325)	8,207
Profit (Loss) from discontinued operations	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	8,848	2,002	(318)	(2,325)	8,207
Attributable to non-controlling interests	1,421	181	(15)	1	1,588
PROFIT ATTRIBUTABLE TO THE PARENT	7,427	1,821	(303)	(2,326)	6,619

(*)

Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

(Condensed) income statement	Millions of euros
	2016					2015
	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total

NET INTEREST INCOME	29,090	2,781	(43)	(739)	31,089	30,027	2,830	(41)	(4)	32,812

Income from equity instruments	131	250	—	32	413	124	259	—	72	455
Share of results of entities accounted for using the equity method	505	(7)	(3)	(51)	444	434	(6)	(10)	(43)	375
Net fee and commission income (expense)	8,745	1,465	1	(31)	10,180	8,621	1,425	—	(13)	10,033
Other income (*)	663	1,293	9	136	2,101	1,346	739	151	150	2,386
Other operating income (expenses)	(79)	43	75	(34)	5	(194)	24	37	(33)	(166)

GROSS INCOME	39,055	5,825	39	(687)	44,232	40,358	5,271	137	129	45,895

Administrative expenses and depreciation	(18,475)	(1,951)	(211)	(464)	(21,101)	(18,730)	(2,058)	(235)	(697)	(21,720)
Provisions or reversal of provisions	(1,547)	(40)	(5)	(916)	(2,508)	(1,656)	(51)	9	(1,408)	(3,106)
Impairment losses on financial assets	(8,713)	(660)	(167)	(86)	(9,626)	(9,462)	(688)	(251)	(251)	(10,652)

PROFIT FROM OPERATIONS	10,320	3,174	(344)	(2,153)	10,997	10,510	2,474	(340)	(2,227)	10,417

Net impairment losses on other assets	(97)	(59)	(21)	37	(140)	2	(37)	(126)	(931)	(1,092)
Other non-financial gains/(losses)	(22)	22	(96)	7	(89)	117	4	(142)	243	222

PROFIT BEFORE TAX	10,201	3,137	(461)	(2,109)	10,768	10,629	2,441	(608)	(2,915)	9,547

Income tax	(2,799)	(876)	138	255	(3,282)	(2,663)	(695)	179	966	(2,213)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	7,402	2,261	(323)	(1,854)	7,486	7,966	1,746	(429)	(1,949)	7,334

Profit (Loss) from discontinued operations	—	—	—	—	—	—	—	—	—	—

CONSOLIDATED PROFIT FOR THE YEAR	7,402	2,261	(323)	(1,854)	7,486	7,966	1,746	(429)	(1,949)	7,334

Attributable to non-controlling interests	1,105	172	3	2	1,282	1,112	120	(9)	145	1,368

PROFIT ATTRIBUTABLE TO THE PARENT	6,297	2,089	(326)	(1,856)	6,204	6,854	1,626	(420)	(2,094)	5,966

(*)

Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

53.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and joint ventures, the Bank’s key management personnel (the members of its Board of Directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following below is the balance sheet balances and amounts of the Group’s income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank’s Board of Directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognise.

	Millions of euros
	2017				2016				2015
	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties
Assets:	6,048	—	21	300	5,884	—	22	307	6,542	—	28	573
Loans and advances: Credit institutions	472	—	—	—	223	—	—	—	8	—	—	—
Loans and advances: Customers	5,081	—	21	279	5,209	—	22	286	5,997	—	28	293
Debt instruments	473	—	—	21	452	—	—	21	537	—	—	280
Others	22	—	—	—	—	—	—	—	—	—	—	—

Liabilities:	748	19	14	63	824	27	10	124	1,122	25	16	103
Financial liabilities: Credit institutions	309	—	—	—	155	—	—	—	501	—	—	—
Financial liabilities:Customers	414	19	14	63	669	27	10	124	620	25	16	103
Marketable debt securities	4	—	—	—	—	—	—	—	1	—	—	—
Others	21	—	—	—	—	—	—	—	—	—	—	—

Income statement:	1,020	—	—	14	609	—	—	13	802	—	—	24
Interest income	57	—	—	8	67	—	—	10	98	—	—	17
Interest expense	(3)	—	—	—	(15)	—	—	(1)	(15)	—	—	—
Gains/losses on financial assets and liabilities and others	302	—	—	—	15	—	—	—	73	—	—	—
Commission income	735	—	—	6	561	—	—	4	664	—	—	8
Commission expense	(71)	—	—	—	(19)	—	—	—	(18)	—	—	(1)

Other:	3,881	7	3	597	4,146	1	3	846	4,123	2	4	2,682
Contingent liabilities and others	6	6	1	352	19	—	—	139	46	—	—	191
Contingent commitments	301	1	2	60	17	1	3	417	95	2	4	132
Derivative financial instruments	3,574	—	—	185	4,110	—	—	290	3,982	—	—	2,359

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 239 million at December 31, 2017 (December 31, 2016: EUR 269 million; December 31, 2015: EUR 299 million).

54.	Risk management

a)	Cornerstones of the risk function

The risk management and control model deployed by the Santander Group is based on the principles set down below, which are also aligned with the Group’s strategy and, in addition take into account the regulatory and supervisory requirements, as well as the best market practices:

•

An advanced and comprehensive risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by Banco Santander’s board of directors and the identification and assessment of all risks.

•	Lines of defence that enable risk to be managed at source, controlled and monitored, in addition to an independent assessment.

•	A model predicated on autonomous subsidiaries with robust governance based on a clear committee structure that separates the risk management and control functions.

•	Information and technological management processes that allow all risks to be identified, developed, managed and reported at appropriate levels.

•	A risk culture integrated throughout the organisation, composed of a series of attitudes, values, skills and action guidelines to deal with all risks.

•	All risks are managed by the units that generate them, using advanced models and tools.

1.	Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•

Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

•	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.

•	Liquidity risk: risk that the Group does not have the liquid financial resources to meet its obligations when they fall due, or can only obtain them at high cost.

•	Structural risk: risk arising from the management of different balance sheet items, not only in the banking book but also in relation to insurance and pension activities.

•	Capital risk: risk of Santander Group not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

•	Operational risk: defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.

•	Conduct risk: risk arising from practices, processes or behaviors which are not adequate or compliant with internal regulation, legal or supervisory requirements.

•

Reputational risk: risk of current or potential negative economic impact to the Bank due to damage to the perception of the Bank on the part of employees, customers, shareholders/investors and the wider community.

•	Model risk: risk of loss arising from inaccurate predictions, causing the Bank to make suboptimal decisions, or from a model being used inappropriately.

•

Strategic risk: risk of loss or damage arising from strategic decisions or their poor implementation, that impact the long term interests of our key stakeholders, or from an inability to adapt to external developments.

2.	Risk governance

For the proper development of the risk function, the Group has a strong governance policy in place to ensure that the risk decisions taken are appropriate and efficient and that they are effectively controlled within the established risk appetite framework.

The Group Chief Risk Officer (GCRO) oversees this function within the Group, advises and challenges the executive line and also reports independently to the risk, regulatory and compliance committee and to the board.

2.1.	Lines of defence

Banco Santander’s management and control model is based on three lines of defence.

The business functions and all support functions that generate exposure to a risk make up the first line of defence. The role of these functions is to establish a management structure for the risks that are generated as part of their activity ensuring that these remain within the approved appetite risk and the established limits.

The second line of defence is composed by the risk control function, and the compliance and conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities performed by the first line of defence.

These functions are responsible for ensuring that the risks are managed in accordance with the risk appetite defined by senior management and to foster a strong risk culture across the whole organisation. They must also provide guidance, advice and expert opinion in all key risk-related matters.

Internal audit as the third line of defence. As the last layer of control, regularly assesses policies, methods and procedures to ensure they are adequate and are being implemented effectively in the management and control of all risks.

The risk control, compliance and conduct and internal audit functions are sufficiently separated and independent from each other and regarding to other functions they control or supervise for the performance of their duties, and they have access to the board of directors and/or its committees through their maximum responsibles.

2.2.	Risk committee structure

Ultimately, the board of directors is responsible for the risk control and management, and, in particular, for setting the risk appetite for Santander Group. It can also delegate its powers to committees classed as independent control bodies or decision-making bodies. The board uses the Risk supervision, Regulation and Compliance Committee as an independent risk control and oversight committee. The Group’s executive committee also pays special attention to the management of all risks.

The following bodies form the highest level of risk governance:

Independent control bodies

Risk, regulation and compliance oversight committee:

The purpose of this committee is to assist the board in matters of risk supervision and control, in the Group risk policies definition, in the relation with the supervisory authorities and in aspects of regulation and compliance, sustainability and corporate governance.

It is chaired by an independent director and is formed by external or non-executive directors, the majority of which are independent.

Risk control committee (CCR):

This collegiate body is responsible for the effective risk control, ensuring they are managed in accordance with the risk appetite level approved by the board, permanently adopting an all-inclusive overview of all the risks included in the general risk framework. This duty implies identifying and tracking both current and potential risks, and gauging their impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (GCRO) and is composed of senior management members. The risk function, which chairs the committee, as well as the functions of compliance and conduct, financial accounting and control, and management control are represented, among others. The risk function officers (CROs) of local entities take part in the committee meetings on a regular basis to report on the risk profile of the entities and other aspects.

The risk control committee reports to the Risk supervision, Regulation and Compliance Committee and assists it in its function of supporting the board.

Decision-making bodies

Executive risk committee (ERC):

This collegiate body is responsible for the management of all risks under the powers allocated to it by the board of directors.

The committee takes part in risk decisions at the highest level, ensuring that they are within the limits set out in the Group’s risk appetite. It reports on its activity to the board or its committees whenever it is required to do so.

It is chaired by the CEO and comprises executive directors, and the entity’s senior management. The risk function, finance and compliance and conduct, among others, are represented. The GCRO has a right to veto the decisions taken by this committee.

2.3.	The Group’s relationship with subsidiaries regarding risk management

Alignment of units with the corporate centre

The management and control model shares, in all the Group’s units, basic principles via corporate frameworks. These frameworks are established by the Group’s board of directors, and the local units adhere to them through their respective boards of directors, shaping the relationship between the subsidiaries and the Group, including the role played by the latter in taking important decisions by validating them.

Pursuant to these shared principles and basics, each unit adapts its risk management to its local reality, in accordance with corporate frameworks and reference documents provided by the Corporation, thus creating a recognisable and common risk management and control model in Santander Group.

Committee structure

The governance bodies of subsidiary entities are structured in accordance with local regulatory and legal requirements and the dimension and complexity of each subsidiary, being consistent with those of the parent company, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

The Group-Subsidiaries Governance Model and good governance practices for subsidiaries recommends that each subsidiary should have bylaw-mandated risk committees and other executive risk committees, in line with best corporate governance practices, consistently with those already in place in the Group.

Given its capacity for comprehensive (enterprise wide) and aggregated oversight of all risks, the Corporation exercises a validation and questioning role with regard to the operations and management policies of the subsidiaries, insofar as they affect the Group’s risk profile.

3.	Management processes and tools

3.1.	Risk appetite and limits structure

Santander defines risk appetite as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances. For the latter, severe scenarios are taken into account that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price.

The board is responsible for annually setting and updating the risk appetite, monitoring the Bank’s risk profile and ensuring consistency between both of them.

The risk appetite is set for the whole Group, as well as for each of the main business units in accordance with a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

Corporate risk appetite principles

The following principles govern the Santander Group’s risk appetite in all its units:

•	Responsibility of the board and of senior management. The board is the maximum body responsible for setting the risk appetite and its regulation support, as well as supervising its compliance.

•

Enterprise Wide Risk, backtesting and challenging of the risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators.

•

Forward-looking view. The risk appetite must consider the desirable risk profile for the current moment, as well as in the medium term, taking into account both the most plausible circumstances and the stress scenarios.

•

Alignment with strategic and business plans and management integration (3 year plan, annual budget, ICAAP, ILAAP crisis recovery plans). The risk appetite is a benchmark in strategic and business planning and is integrated.

•	Coherence in the risk appetite of the various units and common risk language throughout the Organization.

•	Regular review, continuous backtesting and best practices and regulatory requirements adaptation.

Limits, monitoring and control structure

The risk appetite is formulated every year and includes a series of metrics and limits on these metric (statements) which express in quantitative and qualitative terms the maximum risk exposure that each unit of the Group or the Group as a whole is willing to assume.

Fulfilling the risk appetite limits is continuously monitored. The specialised control functions report at least every quarter to the board and its risk committee on the risk profile adequacy with the authorised risk appetite.

Linkage of the risk appetite limits with the limits used to manage the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. These metrics and risk appetite limits are articulated in five large areas that define the positioning that Santander’s senior management wants to adopt or maintain in the development of its business model:

•	The volatility in the income statement that the Group is willing to accept.

•	The solvency position that the Group wants to maintain.

•	The minimum liquidity position that the Group wants to have.

•	The maximum levels of concentration that the Group considers reasonable to admit.

•	Non-financial and transversal risks.

3.2.	Risk identification and assessment (RIA)

Santander Group carries out the identification and assessment of the different risks it is exposed to involving the different lines of defence to strengthen its advanced and proactive risk management practice, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and being also a risk culture transmission mechanism.

The function includes all the risk identification and assessment processes, as well as its integration within the Santander Group risk profile, its units and activities, thereby keeping the risk map up to date.

In addition to identifying and assessing the Group’s risk profile by risk type and unit, RIA analyses the evolution of risks and identifies areas for improvement in each of the blocks that compose it:

•	Risk performance, enabling understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.

•	Assessment of the control environment, measuring the degree of implementation of the target operating model, pursuant to advanced standards.

•

Forward-looking analysis of the unit, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top Risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

In 2017, the function evolved along three main lines, ensuring the simplification and reinforcement of interaction among the communities of control and the completeness of the risk profile:

•	Update of the control environment standards based on industry performance, internal management models and regulatory requirements:

i)	Homogeneous conceptual architecture developed to enable consistent analysis and assessments, and to simplify data execution/exploitation, as well as the reporting to senior management.

ii)	Environment control assessments simplification.

iii)	Greater involvement of the different stakeholders of the communities of control, particularly local risk functions, corporate risk control functions and internal audit.

iv)	Prioritisation of areas for improvement identified according to their materiality.

•	New technology platform to facilitate data use and process implementation:

i)	Manual processes automatization

ii)	Real time access to information in the different units and for all stakeholders.

iii)	Internal technology solution with improved data safety and enhanced user experience.

iv)	Information reporting module to design and produce ad hoc reports.

•	Wider scope by risk type and geography.

3.3.	Scenario analysis

The Group conducts advanced management of risks by analysing the impact that different scenarios could trigger in the environment in which the Bank operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that affect management.

Scenario analysis is a very robust and useful tool for management at all levels. It enables the assessment of—Group’s resistance to stressed environments or scenarios, and puts into force a set of measures that reduce its risk profile to these scenarios. The objective is to maximise the stability of the income statement and capital and liquidity levels.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Developing and integrating mathematical models that estimate the future evolution of metrics (e.g. credit losses), based on both historic information (internal to the Bank and external from the market), as well as simulation models.

•	Inclusion of expert judgement and know-how of portfolios, questioning and backtesting the models results.

•	The backtesting of the models results against the observed data, ensuring that the results are adequate.

•	The governance of the whole process, covering the models, scenarios, assumptions and rationale of the results, and their impact on management.

From January 1, 2018, the processes, models and scenario analysis methodology will be included in the new regulatory provisions requirements (IFRS 9).

The main uses of scenario analysis are as follows:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the European regulator or by each of the various national regulators that supervise the Group.

•

Internal capital (ICAAP) or liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.

•	Recurrent risk management in different processes/tests:

•

Budgetary and strategic planning process, in the generation of commercial policies for risk approval, in the global risk analysis made by senior management and in specific analyses of activities and portfolios.

•

Identification of potential risks (“Top Risks”). After a systematic process to identify and assess all the risks to which the Group is exposed, the “Top Risks” are selected and the Entity’s risk profile is established. Each “Top Risk” has an associated macroeconomic or idiosyncratic scenario. To assess the impact of these risks on the Group, internal scenario analysis and stress testing models and methodologies are employed.

•

Recovery plan performed annually to establish the available measures the Bank will have, in order to survive an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include idiosyncratic and/or systemic events that are relevant for the Entity.

3.4.	Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years, Santander Group has developed and implemented the necessary structural and operating improvements to reinforce and consolidate enterprise-wide risk, based on complete, precise and regular data. This allows the Group’s senior management to assess risk and act accordingly. In this sense, the strategic risk transformation plan is aligned with regulatory requirements, as evidenced in the review performed by the European supervisor with regard to compliance with the standards set forth in regulation BCBS 239.

In 2017, the Group has worked to consolidate the comprehensive data and information management model, and the implementation and renewal of technology systems, thereby enabling a balanced reporting taxonomy to be maintained that covers all the key risk areas within the Organization, in compliance with the Group’s size, risk profile and activity.

Therefore, three reports are submitted each month to senior management relating to risk management issues and the subsequent decision-making: the Group risks report, the risks report for each unit and the report on risk factors.

c)	Credit risk

1.	Introduction to the credit risk treatment

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

The Group’s risks function is organised on the basis of three types of customers:

•

The Individuals segment includes all physical persons, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management adjusted to the type of customer.

•

The SMEs, Commercial Banking and Institutions segment includes companies and physical persons with business activity. It also includes public sector activities in general and private sector non-profitable entities.

•

The Santander Global Corporate Banking (SGCB) segment consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined on the basis of a full analysis of the company (business type, countries of operation, product types, volume of revenues it represents for the Bank, etc.).

The Group’s profile is mainly retail, accounting for 85% of total risk generated by the retail and commercial banking businesses.

2.	Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

	Credit risk with customers[1] (millions of euros)			Non-performing rate (%)			Coverage rate (%)
	2017	2016	2015	2017	2016	2015	2017	2016
Continental Europe	337,768	331,706	321,395	4.50	5.92	7.27	58.0	60.0	64.2
Spain	172,176	172,974	173,032	4.72	5.41	6.53	45.9	48.3	48.1
Santander Consumer Finance	92,589	88,061	76,688	2.50	2.68	3.42	101.4	109.1	109.1
Portugal	32,816	30,540	31,922	5.71	8.81	7.46	59.1	63.7	99.0
Poland	24,391	21,902	20,951	4.57	5.42	6.30	68.2	61.0	64.0
UK	247,625	255,049	282,182	1.33	1.41	1.52	32.0	32.9	38.2
Latin América	165,683	173,150	151,302	4.50	4.81	4.96	84.6	87.3	79.0
Brasil	83,076	89,572	72,173	5.29	5.90	5.98	92.6	93.1	83.7
México	28,939	29,682	32,463	2.69	2.76	3.38	97.5	103.8	90.6
Chile	40,406	40,864	35,213	4.96	5.05	5.62	58.2	59.1	53.9
Argentina	8,085	7,318	6,328	2.50	1.49	1.15	100.1	142.3	194.2
US	77,190	91,709	90,727	2.79	2.28	2.13	170.2	214.4	225.0
Puerto Rico	2,944	3,843	3,924	7.13	7.13	6.96	55.2	54.4	48.5
Santander Bank	44,237	54,040	54,089	1.21	1.33	1.16	102.2	99.6	114.5
SC USA	24,079	28,590	28,280	5.86	3.84	3.66	212.9	328.0	337.1
Total Grupo excluding Banco Popular	832,655	855,510	850,909	3.38	3.93	4.36	70.8	73.8	73.1
Banco Popular	88,313	—	—	10.75	—	—	48.7	—	—
Total Grupo	920,968	855,510	850,909	4.08	3.93	4.36	65.2	73.8	73.1

(1)	Includes gross lending to customers, guarantees and documentary credits.

Risk is diversified among the main regions where the Group operates6: Continental Europe (41%), UK (30%), Latin America (20%) and the US (9%), with a suitable balance between mature and emerging markets.

Credit risk with customers fell by 3% in 2017, considering an unchanged perimeter, mainly due to the US, UK and Brazil (as a result of exchange rate effects). Growth in local currency was generalized across all units with the exception of the United States and Spain.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 28,104 million (-16% vs. 2016) reduced the Group’s NPL ratio to 3.38% (-55 b.p. against 2016).

For coverage of these NPLs, the Group recorded provisions of EUR 8,997 million (-5.5% vs. December 2016), after deducting write-off recoveries. This fall is materialized in a decrease in the cost of credit to 1.12% (6 bp less than in the previous year).

Detail of the main geographical areas

3.1.	United Kingdom

Credit risk with customers in the UK amounted to EUR 247,625 million at the end of December 2017, accounting for 30% of the Group total.

Mortgage portfolio

It is worth highlighting the individuals mortgage portfolio because of its importance for Santander UK and all of the Group’s lending. This stood at EUR 174,930 million at the end of 2017.

This portfolio consists of mortgages for the housing acquisition, granted to new, as well as existing customers and always constituting the first mortgage. There are no operations that entail second or successive liens on mortgaged properties.

Geographically, the credit exposures are predominantly concentrated in the south east area of the UK and, particularly, in the metropolitan area of London.

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and in compliance with the prevailing legislation.

3.2.	Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (excluding the real estate unit, which is discussed subsequently in more detail) amounted to EUR 172,176 million (20.7% of the Group total), with an adequate level of diversification by both product and customer segment.

[6]	Excluding Popular.

Growth in new production in the main portfolios for individuals and corporates continued in 2017, underpinned by the improved economic situation and the different strategies implemented by the Bank. Total credit risk was down 0.5% in year-on-year terms, mainly due to decreased funding extended to public administrations and the pace of repayments that exceeded growth in new production in the housing mortgages segment. All other individuals loans (consumer loans and credit cards) returned to growth tendency, and the commercial banking segment consolidated its tendency started in 2016.

The NPL ratio for the total portfolio was 4.72% 69 bp less than in 2016. The fall in lending (which increased the NPL ratio by 3 bp) was offset by the better NPL figure (which reduced the ratio by 72 bp). This improvement was mainly due to gross NPL entries, which were 19% lower than in 2016, and to the normalization of several restructured positions and portfolio sales.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at 64,588 million at 2017 year-end. Of this amount, 99.18 % was secured by mortgages.

In millions of euros	31/12/17
	Gross amount	Of which: Non-performing
Home purchase loans to families	64,588	2,594
Without mortgage guarantee	532	147
With mortgage guarantee	64,056	2,447

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	Stable average debt-to-income ratio at around 28.2%.

•	79.8% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value).

In millions of euros	31/12/17
	Loan to value ratio
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	14,430	17,434	19,232	7,899	5,061	64,056
Of which: Watchlist /Non-performing	224	354	591	504	774	2,447

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 70% in the case of second home mortgages.

Companies portfolio

Credit risk assumed directly with SMEs and Corporates (EUR 96,726 million) is the main lending segment in Spain (56% of the total).

Most of the portfolio (95%) corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The non-performing loans ratio of this portfolio stood at 4.88% in 2017.

Real estate business

The Group manages, as a separate unit, the real estate business portfolio as result of the previous year’s sector crisis and the new business identified as viable. In both cases the Group has specialised teams not only involve in the risk areas, but also complement and support all these transactions life cycle: commercial management, legal treatment and an eventual recovery function.

In recent years the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	31/12/17	31/12/16	31/12/15
Balance at beginning of year	5,515	7,388	9,349
Foreclosed assets	(27)	(28)	(62)
Banco Popular (Perimeter)	2,934	—	—
Reductions (1)	(1,620)	(1,415)	(1,481)
Written-off assets	(330)	(430)	(418)

Balance at end of year	6,472	5,515	7,388

(1)	Includes portfolio sales, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 29.96% (compared with 61.87% at December 2016) due to the increase in the proportion of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 38.73%.

Millions of euros	31/12/17
	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognised by the Group’s credit institutions (including land) (business in Spain)	6,472	1,513	1,131
Of which:Watchlist/ Non-performing	1,939	708	751
Memorandum items: Written-off assets	3,133

Memorandum items: Data from the public consolidated balance sheet	31/12/17
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	235,140
Total consolidated assets	1,444,305
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,289

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
Millions of euros	31/12/17
1. Without mortgage guarantee	664
2. With mortgage guarantee	5,808
2.1 Completed buildings	3,684
2.1.1 Residential	1,726
2.1.2 Other	1,958
2.2 Buildings and other constructions under construction	995
2.2.1 Residential	562
2.2.2 Other	433
2.3 Land	1,129
2.3.1 Developed consolidated land	900
2.3.2 Other land	229

Total	6,472

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialised teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been discussed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.

The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialised marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.

•	Medium-high level projects, conducting to contracted demand and significant cities.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidised housing, with accredited sales percentages.

•	Restricted financing of land purchases dealt with exceptional nature.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorized on a centralised basis.

Foreclosed properties

At December 31, 2017, the net balance of these assets amounted to EUR 4,592 million (gross amount: EUR 9,711 million; recognised allowance: EUR 5,119 million, of which EUR 2,776 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2017:

Millions of euros	31/12/17
	Gross carrying amount	Valuation adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	6,775	3,821	2,343	2,954
Of which:
Completed buildings	1,953	942	781	1,011
Residential	991	446	311	545
Other	962	496	470	466
Buildings under construction	406	151	51	255
Residential	405	151	51	254
Other	1	—	—	1
Land	4,416	2,728	1,511	1,688
Developed land	1,406	879	287	527
Other land	3,010	1,849	1,224	1,161
Property assets from home purchase mortgage loans to households	1,824	863	379	961
Other foreclosed property assets	1,112	435	54	677

Total property assets	9,711	5,119	2,776	4,592

Additionally, the property included in the sale agreement (See note 3b.ii) amount to a net book value of EUR 5,944 million (gross amount amounts to EUR 16,134 million).

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised.

The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realized with levels of price reduction in line with the market situation.

The changes in foreclosed properties were as follows:

	Thousands of millions of euros (*)
	2017	2016	2015
Gross additions	1.4	1.3	1.7

Disposals	(1.9)	(1.3)	(1.1)

Difference	(0.5)	—	0.6

(*)	Without considering the Blackstone operation (See Note 3).

3.3.	United States

Santander Holdings USA, Inc. (SHUSA), with a credit risk of EUR 77,1907 million at the close of end of December (representing 9% of the total Group), is made up of the following business units:

•

Santander Bank, National Association: with total loans, including off-balance sheet exposure, of EUR 44,237 million (57% of Santander US total). It focuses on retail and commercial banking, of which 38% is with individuals and approximately 62% with companies. One of the main strategic goals for this unit is to continue to roll out its transformation plan. This focuses on compliance with all regulatory programmes, together with the development of the retail and commercial banking model towards a comprehensive solution for its customers.

Most of the lending of Santander Bank is secured—around 59% of the total—mainly through mortgages and lending to Commercial Banking. This explains its low NPL ratio and cost of credit. Lending has decreased by 16% over 2017, due to the sale of non-core assets in a bid to optimise its balance sheet and improve profitability, and due to the exchange rate effect.

•

Santander Consumer USA Holdings Inc. (SC USA): vehicles finance company, with lending of EUR 24,079 million (31% of the total for the USA), with a vehicle leasing portfolio amounting to EUR 9,439 million. This activity is mainly based on its business relationship with the Fiat Chrysler Automobiles (FCA) group, which dates back to 2013. Through this agreement, SC USA became the preferred finance provider for Chrysler vehicles in the USA.

The risk indicators for SC USA are higher than those of the other US units, due to the nature of its business, which focuses on vehicle financing through loans and leasings. The credit profile of the unit’s customers covers a wide spectrum as SC USA seeks to optimise the risk assumed and the associated returns. As a result, the cost of credit is higher than in other Group units, but this is offset by the returns generated.

•

Other USA businesses: Banco Santander Puerto Rico (BSPR) is a retail and commercial bank operating in Puerto Rico. Its lending stood at EUR 2,944 million at December 2017, 4% of the total. Santander Investment Securities Inc. (SIS), the New York, is dedicated to wholesale banking, with total lending at the end of December 2017 of EUR 2,451 million (3% of total in the USA). Finally, Banco Santander International (BSI), the Miami, focuses mainly on private banking. Its lending portfolio stood at EUR 3,471 million at the close of December 2017 with 4% of the total in the USA.

3.4.	Brazil

Credit risk in Brazil amounts to EUR 83,076 million, down 7% against 2016 and largely due to the depreciation of the Brazilian currency. Santander Brazil therefore accounts for 10% of all Santander Group lending.

In December 2017, growth in local currency was approximately 7.5%. This increase was more pronounced in retail segments with a more conservative risk profile, at the same time boosting customer relations and loyalty and business attracted through digital channels.

The NPL ratio stood at 5.29% at year-end 2017 (-61 bp compared to the year-end of 2016). This fall was due to the preventive management of risks on the portfolio, in addition to the improved macroeconomic outlook and the implementation of certain structural reforms that were well received by the market.

[7]	Includes EUR 11 million of lending under the holding company.

The outlook is optimistic since the economy returned to growth, with GDP rising on the back of private consumption and exports. This is significant as it marks a trend change after several years of recession. Investment has also picked up, supported by the improved business confidence climate. Additionally, inflation is below the government’s target, which has allowed the Monetary Policy Committee to significantly reduce the country’s official interest rate (SELIC). The unemployment rate, while still high, has also shown improvement signs.

4.	Credit risk from other standpoints

4.1.	Credit risk from financial market operations

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Operations are developed through money market financial products with different financial institutions and through counter-party risk products which serve the Group’s clients.

According to chapter six of the CRR (EU regulation 575/2013), the counterparty credit risk is the risk that the client in an operation could default before the definitive settlement of the cash flows of the operation. It includes the following types of operations: derivative instruments, operations with repurchase commitment, stock lending commodities, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: i. mark to market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add on) and ii. the calculation of exposure using Monte Carlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recovery.

After markets close, exposures are re-calculated by adjusting all operations to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any Group unit to be known at each moment.

4.2.	Concentration risk

The concentration risk control is a vital part of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors, products and groups of customers.

The board, via the risk appetite, determines the maximum levels of concentration. In line with the risk appetite, the Executive Risk Committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration of credit risk portfolios.

The Group is subject to the regulation on large risks contained in the fourth part of the CRR (EU regulations 575/2013), according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposure exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the impact of the reduction of credit risk contained in the regulation.

Regulatory credit exposure with the 20 largest groups within the sphere of large risks represented 4.7% of outstanding credit risk with customers (lending plus balance sheet risks) at December 2017.

The Group’s risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitisations to optimise the risk-return relationship for the whole portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2017 is as follows:

Millions of euros	31/12/17 (*)
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	243,319	56,369	95,749	81,566	9,635
Public sector	196,358	76,011	49,208	66,537	4,602
Of which:
Central government	166,926	62,707	37,416	62,244	4,559
Other central government	29,432	13,304	11,792	4,293	43
Other financial institutions (financial business activity)	81,392	16,250	39,440	19,393	6,309
Non-financial companies and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	377,314	128,818	113,384	124,118	10,994
Of which:
Construction and property development	30,451	8,179	5,003	17,077	192
Civil engineering construction	5,399	3,769	1,180	448	2
Large companies	206,250	54,517	65,606	76,691	9,436
SMEs and individual entrepreneurs	135,214	62,353	41,595	29,902	1,364
Households—other (broken down by purpose)	477,882	89,821	272,612	107,659	7,790
Of which:
Residential	309,068	63,355	207,575	37,539	599
Consumer loans	145,619	16,288	62,584	62,248	4,499
Other purposes	23,195	10,178	2,453	7,872	2,692

Total (*)	1,376,265	367,269	570,393	399,273	39,330

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet:

Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

4.3.	Sovereign risk and exposure to other public sector entities

As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the treasury risk issuer or similar entity (public debt portfolio) and that arising from operations with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

This criterion, historically used by the Group, differs in some respects from that requested by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include risk with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, it includes public administrations in general (including regional and local bodies), not only the state sector.

Exposure to sovereign risk (according to the criteria applied in the Group) mainly emanates from the obligations to which our subsidiary banks are subject regarding the establishment of certain deposits in central banks, the establishment of deposits with liquidity excess and fixed-income portfolios held as part of the structural interest rate risk-management strategy for the balance sheet and treasury trading books. The vast majority of such exposure is in local currency and is funded on the basis of customer deposits captured locally, also in the local currency.

The detail at December 31, 2017, 2016 and 2015, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

Country	31/12/17
	Millions of euros
	Portfolio				Total net direct exposure
	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for- sale	Loans and receivables	Held-to maturity investments
Spain	4,928	37,748	18,055	1,906	62,637
Portugal	53	5,220	3,541	3	8,817
Italy	1,479	4,613	16	—	6,108
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(1,192)	497	81	—	(614)
United Kingdom	2	1,751	7,236	7,414	16,403
Poland	1,034	5,566	40	—	6,640
Rest of Europe	172	358	40	—	570
United States	2,548	2,616	765	—	5,929
Brazil	3,202	20,201	1,171	2,720	27,294
Mexico	1,780	5,152	2,586	—	9,518
Chile	428	2,985	312	—	3,725
Other American countries	147	424	940	—	1,511
Rest of the world	3,422	512	920	—	4,854

Total	18,003	87,643	35,703	12,043	153,392

(*)	Includes short positions.

In addition, at December 31, 2017 the Group had net direct derivative exposures the fair value of which amounted to EUR 1,681 million and net indirect derivative exposures the fair value of which amounted to EUR 15 million.

Country	31/12/16
	Millions of euros
	Portfolio				Total net direct exposure
	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for- sale	Loans and receivables	Held-to maturity investments
Spain	9,415	23,415	11,085	1,978	45,893
Portugal	(58)	5,982	1,143	4	7,072
Italy	1,453	492	7	—	1,952
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(1,171)	751	79	—	(341)
United Kingdom	475	1,938	7,463	7,764	17,639
Poland	287	5,973	30	—	6,290
Rest of Europe	—	502	289	—	791
United States	1,174	3,819	720	—	5,713
Brazil	4,044	16,098	1,190	2,954	24,286
Mexico	2,216	5,072	3,173	—	10,461
Chile	428	2,768	330	—	3,525
Other American countries	134	497	541	—	1,172
Rest of the world	1,903	889	683	—	3,475

Total	20,300	68,197	26,732	12,701	127,930

(*)	Includes short positions.

In addition, at December 31, 2016 the Group had net direct derivative exposures the fair value of which amounted to EUR 2,505 million and net indirect derivative exposures the fair value of which amounted to EUR 2 million.

Country	31/12/15
	Millions of euros
	Portfolio				Total net direct exposure
	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for-sale	Loans and receivables	Held-to maturity investments
Spain	8,954	26,443	11,272	2,025	48,694
Portugal	104	7,916	1,987	—	10,007
Italy	2,717	—	—	—	2,717
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(211)	143	69	—	1
United Kingdom	(786)	5,808	141	—	5,163
Poland	13	5,346	42	—	5,401
Rest of Europe	120	312	238	—	670
United States	280	4,338	475	—	5,093
Brazil	7,274	13,522	947	2,186	23,929
Mexico	6,617	3,630	272	—	10,519
Chile	193	1,601	3,568	—	5,362
Other American countries	155	1,204	443	—	1,802
Rest of the world	3,657	1,687	546	—	5,890

Total	29,087	71,950	20,000	4,211	125,248

(*)	Includes short positions.

In addition, at December 31, 2015 the Group had net direct derivative exposures the fair value of which amounted to EUR 2,070 million and net indirect derivative exposures the fair value of which amounted to EUR 25 million. Also, the Group did not have any exposure to held-to-maturity investments.

5.	Credit risk cycle

Exclusively within the field of credit risk, the Credit Risk Control Committee is the collegiate body responsible for its oversight and control within Santander Group. The aim of the committee is to effectively control credit risk, ensuring and advising the Chief Risk Officer and the Risk Control Committee that credit risk is managed in accordance with the level of risk appetite approved by the board of directors.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and presale planning.

Each of these phases is associated with specific decision models established for decision-making in line with the business objectives and credit policies defined by the Group.

5.1.	Planning

Identification

The identification of credit risk is a key component for the active management and an effective control of portfolios. The identification and classification of external and internal risk in each business allows corrective and mitigating measures to be adopted.

Strategic Commercial Plans

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The plans are prepared jointly by the commercial and risks areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn up.

Planning allows business targets to be set and specific action plans to be established, within the risk appetite defined by the Entity, and these targets to be met by assigning the necessary means (models, resources, systems).

The comprehensive management of the SCP means that an up-to-date view of the credit quality of the portfolios is available at all times, credit risk can be measured, internal controls carried out, in addition to regular monitoring of the planned strategies, to anticipate deviations and identify significant changes in risk and their potential impact, along with the application of corrective measures.

SCPs are approved by each entity’s most senior Executive Risks Committee, and validated at corporate level in the executive risks committee or equivalent body at corporate level. The regular monitoring, established by the governance in place, is performed by the same bodies that approve and validate the plans.

Scenario analysis

Scenarios analysis of this report, credit risk scenario analysis enables senior management to better understand the portfolio’s evolution in the face of market conditions and changes in the environment, It is a key tool for assessing the sufficiency of the provisions made and the capital to stress scenarios.

Scenario analysis is applied to all of the Group’s significant portfolios, usually over a three year horizon, The process involves the following main stages:

•	Definition of benchmark scenarios, both central or most likely scenarios (baseline), as well as economic scenarios that although less likely to occur can be more adverse (stress scenarios).

•	Determination of the value of risk parameters and metrics (probability of default, loss given default, etc.) for the scenarios defined.

•

Adaptation of the new projection methodology to the new regulatory requirements (IFRS 9), with an impact on the estimation of the expected loss associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (NPLs, provisions, allowances, etc.).

•	Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in the face of different scenarios and compared to previous years.

•	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.

•	A series of controls and comparisons are run to ensure that the controls and backtesting are adequate, thus completing the process.

The entire process takes place within a corporate governance framework, and is thus adapted to the growing importance of this framework and to best market practices, assisting the Group’s senior management in gathering knowledge and in their decision making.

5.2	Risk analysis and credit rating process

Generally speaking, risk study consists of analysing a customer’s capacity to meet their contractual commitments with the Bank and other creditors. This entails analysing the customer’s credit quality on a short and medium term horizon, risk operations, solvency and expected return on the basis of the risk assumed.

With this objective, the Group uses customer credit decision models in all segments in which it operates: SGCB (Santander Global Corporate Banking: sovereign, financial institutions and corporate companies), Commercial Banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers. These models and drivers are monitored and controlled to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

•

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst’s expert judgement. Used for the SGCB, Commercial Banking, institutions and SMEs (treated on an individual basis) segments.

•

Scoring: an automatic assessment system for credit applications. It automatically assigns an individual assessment of the customer for subsequent decision making. There are two types: approval or performance and it is used in the individuals and SMEs (treated on a standard basis) segments.

The resulting ratings are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The reviews are increased in the case of customers who reach certain levels previously determined in the automatic warning systems and who are classified as special watch.

5.3.	Establishment of limits, pre-classifications and pre-approvals

This process establishes the risk that each customer is able to assume. These limits are set jointly by the business and risks areas and have to be approved by the executive risks committee (or committees delegated by it) and reflect the expected risk-return by the business.

Different models are used according to the segment:

•

A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a customer or group can assume, in terms of amount or maturity.

•	For Commercial Banking and institutions that meet certain requirements (high knowledge, rating, etc.) a more simplified pre-classification model is used.

•

For SMEs and individuals, in specific situations where a series of requirements are met, pre-approved operations are established for customers, or pre-approved operations for potential customers (campaigns and policies to encourage the use of limits).

5.4.	Transaction decision-making

The sales phase is determined by the decision-making process which analyses and resolves operations Approval by the risk area is a prior requirement before contracting any risk operation. All decisions regarding risk must consider the risk appetite, limits and management policies defined in the planning stage, in addition to other factors relevant to the risk and profitability equilibrium.

According to the segment, decision-making follows different procedures:

•

For SGCB, and according to the prior limit-setting phase, two types of decision will be available: (1) automatic, provided there is capacity for the proposed transaction (in terms of amount, product, maturity and other conditions) within the limits set under the pre-classification framework, (2) approval from a risk analyst or committee (although the operation meets the amount, maturity and other conditions set in the pre-approved limit).

•	For Commercial Banking and institutions, approval is required from a risk analyst or committee (although the operation meets the amount, maturity and other conditions set in the pre-approved limit).

•

In terms of individual customers and SMEs with low turnover, large volumes of credit operations can be managed more easily with the use of automatic decision models for classifying the customer/transaction binomial.

Credit risk mitigation techniques

The Group applies various credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

The different mitigation techniques can be grouped into the following categories:

Personal guarantees and credit derivatives

This type of guarantees corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Group. It includes, for example, sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognised, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

Credit derivatives are financial instruments whose main objective is to cover credit risk by acquiring protection from a third party, through which the Bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded in non-organised markets. Hedging with credit derivatives, mainly through credit default swaps, is contracted with front-line banks.

Collateral

These are assets that are subject to compliance with the guaranteed obligation. They can be provided by the customer or by a third party. The real goods or rights used for the guarantee may be financial (cash, securities deposits, gold, etc.) or non-financial (property, other moveable property, etc.). Therefore, guarantees can be in the form of:

•	Pledges / financial assets: debt/equity instruments or other financial assets received as the guarantee.

A very important example of a real financial guarantee is the collateral, which is used for the purpose (as with the netting technique) of reducing counterparty risk. This is a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favour of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions of derivatives with risk existing between them. The operations subject to the collateral agreement are regularly valued (normally daily) applying the parameters defined in the contract so that a collateral amount is obtained (usually cash or securities), which is to be paid to or received from the counterparty.

•

Real estate mortgages: real estate assets used in transactions with an ordinary or maximum mortgage guarantee. There are regular appraisal processes, based on real market values, for the different types of property, which meet the requirements established by local and Group regulators.

•	Other real guarantees: any other type of real guarantee.

As a general rule, the repayment capacity is the most important aspect in decisions on the acceptance of risks, although this is no impediment to seek the highest level of real or personal guarantees. In order to calculate the regulatory capital, only those guarantees that meet the minimum qualitative requirements set out in the Basel agreements are taken into consideration.

Implementation of the mitigation techniques follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

Netting by counterparty

The concept of netting is the possibility of determining a net balance between operations of the same type, under the umbrella of a framework agreement such as the ISDA or similar.

It consists of aggregating the positive and negative market values of derivative transactions that Santander has with a certain counterparty, so that in the event of default it owes (or Santander owes, if the netting off is negative) a single net figure and not a series of positive or negative values corresponding to each operation with the counterparty.

An important aspect of framework contracts is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to being able to net the risks of all operations covered by the contract with the same counterparty.

5.5.	Monitoring / Anticipation

All customers must be monitored in an ongoing and holistic manner that enables the earliest detection possible of any incidents that may arise in relation to risk impacting the customer’s credit rating, so that specific measures (predefined or ad-hoc) can be implemented to correct any deviations that could have a negative impact for the entity. This responsibility is shared by the commercial and risk functions.

Monitoring is carried out by local and global risk teams, supplemented by internal audit. It is based on customer segmentation:

•

In the commercial banking, institutions and SMEs with individual treatment, the function consists of identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analysing indicators.

•

In the individual customers, businesses and SMEs with a low turnover segment monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6.	Measurement and control

In addition to the monitoring customer credit quality, Santander establishes the control procedures needed to analyse portfolios and their performance, as well as possible deviations regarding planning or approved alert levels.

The function is developed through an integrated and holistic vision of credit risk, establishing as the main elements the control by countries, business areas, management models, products, etc., facilitating early detection of specific attention points, as well as preparing action plans to correct any deteriorations.

Portfolio analysis permanently and systematically controls the evolution of credit risk with regard to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Group and in line with its risk appetite.

5.7.	Recovery management

Recovery activity is a significant element in the Bank’s risk management. This function is carried out by the recovery area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the various countries, always taking into account the local particularities that the recovery activity requires (economic environment, business model or a mixture of both).

Recovery activity has been aligned with the socio-economic reality of the Group’s countries and different risk management mechanisms are used with adequate prudential criteria on the basis of age, guarantees and unpaid debt conditions.

The recovery areas are business areas that directly manage customers for which the corporate model has a business focus, where sustained value creation is based on effective and efficient collection management The new digital channels are becoming increasingly important in recovery management, and new forms of customer relations are developing.

The diverse features of Santander’s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more individualised management.

Recovery management is divided into four phases: irregularity or early non-payment; recovery of non-performing loans; recovery of write-offs; and management of foreclosed assets.

The management scope for the recovery function includes management of non-productive assets (NPAs), corresponding to the forbearance portfolios, NPLs, written-off loans and foreclosed assets, where the Bank may use mechanisms to rapidly reduce these assets, such as disposals of loan portfolios or foreclosed assets.

The Bank employs specific policies for recovery management that include the principles of the different recovery strategies, while ensuring the required rating and provisions are maintained. Therefore, the Group is constantly seeking alternative solutions to legal channels for collecting debt.

In countries with a high exposure to real estate risk, very efficient sales management instruments have been put in place that enable capital to be recovered by the Bank, reducing the stock on the balance sheet.

Forborne loan portfolio

The Group has a detailed corporate policy for forbearance which acts as a reference in the various local transpositions of all the subsidiaries that form part of the Group. These share the general principles established by the Bank of Spain and the European Banking Authority.

This policy defines forbearance as the modification of the payment conditions of a transaction that allow a customer, who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations, on the basis that if this modification were not made it would be reasonably certain that they would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. Therefore, the forbearance transaction must be focused on recovery of the amounts due, the payment obligations must be adapted to the customer’s actual situation and losses must be recognised as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policies define the classification criteria for the forbearance transactions in order to ensure that the risks are suitably recognised, bearing in mind that they must remain classified as doubtful or watch-list performing for a prudential period of time to attain reasonable certainty that repayment capacity can be recovered.

The forbearance portfolio stood at EUR 47,705 million at the end of December.

In terms of credit quality, 42% of the forbearance portfolio is classified as non-performing loans, with average coverage of 58% (24% of the total portfolio).

Regarding its evolution, and considering a constant perimeter, the Group’s forbearance exposure has decreased by 19.8%, in line with the trend marked in prior years.

The following terms are used in Bank of Spain Circular 4/2016 with the meanings specified:

•

Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES

Amounts in millions of euros, except number of operations that are in units.	31-12-2017
	Total							Of which: Non-performing/Doubtful
	Without real guarantee (a)		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk.	Without real guarantee		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered.			Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered.
					Real estate guarantee	Rest of real guarantees						Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	55	89	21	22	11	5	2	22	8	13	7	7	—	2
Other financial institutions and: individual shareholder	248	45	120	60	40	10	25	79	2	59	22	8	7	13
Non-financial institutions and individual shareholder	259,792	9,631	45,746	13,663	9,255	1,075	7,106	109,973	5,522	21,265	7,839	5,531	414	6,233
Of which: Financing for constructions and property development	1,259	236	2,861	2,612	2,125	30	1,111	803	130	2,099	1,718	1,363	24	847
Other warehouses	1,919,831	4,568	878,272	19,627	9,480	3,896	4,408	755,948	1,819	126,086	4,824	3,234	428	2,864
Total	2,179,926	14,333	924,159	33,372	18,786	4,986	11,541	866,022	7,351	147,423	12,692	8,780	849	9,112
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	2,921	1,255	4,110	4,893	2,140	69	3,497	2,895	1,253	4,000	4,853	2,102	69	3,496

The transactions presented in the foregoing tables were classified at December 31, 2017 by nature, as follows:

•

Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.

•

Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:

a)	A period of a year must have expired from the refinancing or restructuring date.

b)

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalized.

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2017 in the forborne loan portfolio:

Millions of euros	2017
Beginning balance	37,365
Refinancing and restructuring of the period	12,675
Memorandum item:Impact recorded in the income statement for the period	2,406
Debt repayment	(9,107)
Foreclosure	(950)
Derecognised from the consolidated balance sheet	(5,334)
Others variations (*)	1,515
Balance at end of year	36,164

(*)	Included EUR 7,020 million refinancing loans from Grupo Banco Popular Acquisition.

58% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (50% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 24% of the total forborne loan portfolio and 45% of the non-performing portfolio).

d)	Trading market and structural risk

1.	Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk involve these operations where patrimonial risk is assumed as a consequence of market factors variations. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk comes from changes in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements—as well as from the liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk.

•

Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

•

Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

•

Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•

Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

•

Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the IRR of Government bonds and interbank interest rates.

•

Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with customers.

•

Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is financial options portfolios.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

Other types of market risk require more complex hedging. For example:

•

Correlation risk. Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (for example, an interest rate and the price of a commodity).

•

Market liquidity risk. Risk when a Group entity or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or market instability. It increases as a result of the concentration of certain products and currencies.

•

Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly allows the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. This mainly affects mortgage loans and mortgage securities.

•

Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

In addition to market risks, balance sheet liquidity risk must also be considered: unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

Pension and actuarial risks, which are described below, also depend on shifts in market factors.

Depending on the nature of the risk, activities are segmented as follows:

a)

Trading: financial services for customers and purchase-sale and taking positions in fixed-income, equity and currency products, mainly. The SGCB (Santander Global Corporate Banking) division is responsible for managing this risk.

b)

Structural risks: market risks inherent in the balance sheet, excluding the trading portfolio. Management decisions on these risks are taken by the Assets and Liabilities Committee (ALCO) of each country in coordination with the Group’s ALCO Committee and are executed by the Financial division. This management seeks to inject stability and recurrence into the financial margin on the Group’s commercial activity and economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk: this arises from maturity mismatches and re-pricing of all assets and liabilities.

•

Structural exchange rate risk/hedging: exchange rate risk occurs when the currency in which the investment is made is different from the euro, irrespective of whether the company consolidates or not (structural exchange rate). Exchange-rate hedging positions for future profits in currencies other than the euro (hedging of profits) are also included under this heading.

•	Structural equity risk: this involves investments via stakes in financial or non-financial companies that are not consolidated, as well as available-for-sale portfolios consisting of equity positions.

c)	Liquidity risk: when measuring liquidity risk, the following types of risk are considered:

•	Financing risk (or short-term liquidity risk): this identifies the possibility that the entity is unable to meet its obligations as a result of the inability to sell assets or obtain financing.

•

Mismatch risk (or long term liquidity risk): this identifies the possibility that differences between the maturity structures of assets and liabilities generate an additional cost to the entity as a consequence of unappropriated management or a market situation that might affect the availability or the cost of funding sources.

•

Contingency risk: this identifies the possibility that adequate management levers will be unavailable to raise liquidity as a result of an outlier event that entails greater financing needs or more strict collateral requirements to raise funds.

•

Concentration risk: this identifies the possibility that the entity is overly concentrated as to sources of funding in terms of counterparties, maturities, products or geographies, that might give rise to issues if such concentration were to lead to non-renewal of financing.

•

Market risk for liquidity risk purposes: the risk of loss of value of the entity’s liquid assets buffer and that changes in the value of the entity’s transactions (derivatives and guarantees, among others) may imply additional collateral needs and therefore impair liquidity.

•

Asset encumbrance risk or risk of excess assets committed in financing transactions and other types of market dealing: the risk of not having sufficient unencumbered assets available to meet collateral or margin requirements or to execute actions under the liquidity contingency plan.

d)	Pension and actuarial risk:

•

Pension risk: the risk assumed by the Bank in relation to pension commitments with its employees. The risk lies in the possibility that the fund will not cover these commitments in the accrual period for the provision and the profitability obtained by the portfolio will not be sufficient, requiring the Group to increase its contributions.

•	Actuarial risk: unexpected losses resulting from an increase in commitments to holders of insurance policies, as well as losses from unforeseen cost increases.

2.	Trading market risk (*)

The Group’s trading risk profile remained moderately low in 2017, in line with previous years, due to the fact that the Group’s activity has traditionally focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factors.

The standard methodology Santander Group applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

(*)	Excluding Popular. Trading portfolios of Popular represents less than 1% of the equivalent market risk of Santander Group with very low activity and complexity.

The detail of the metrics risk related to the Group’s balance sheet items as of December 31, 2017 is as follows:

		Main market risk metric
Millions of euros	Balance sheet amount	VaR	Other	Main risk factor for “Other” balance
Assets subject to market risk	1,444,305	167,943	1,276,362
Cash and deposits at central banks	110,995		110,995	Interest rate
Trading portfolio	125,458	124,924	534	Interest rate, spread
Other financial assets at fair value	34,782	34,500	282	Interest rate, spread
Available-for-sale financial assets	133,271	—	133,271	Interest rate, Equity market
Participations	6,184	—	6,184	Equity market
Hedging derivatives	8,537	8,519	18	Interest rate, exchange rate
Investments	916,504	—	916,504	Interest rate
Other financial assets[1]	47,390	—	47,390	Interest rate
Other non- financial assets[2]	61,184	—	61,184
Liabilities subject to market risk	1,444,305	175,088	1,269,217
Trading portfolio	107,624	107,442	182	Interest rate, spread
Other financial liabilities at fair value	59,616	59,609	7	Interest rate, spread
Hedging derivatives	8,044	8,037	7	Interest rate, exchange rate
Financial liabilities at amortised cost (3)	1,126,399	—	1,126,399	Interest rate
Provisions	14,489	—	14,489	Interest rate
Other financial liabilities	8,709	—	8,709	Interest rate
Equity	106,833	—	106,833
Other non- financial liabilities	12,591	—	12,591

(1)	Includes adjustment to macro hedging, non-current assets held for sale, reinsurance assets, and insurance contracts linked to pensions and fiscal assets
(2)	Includes intangible assets, material assets and other assets.
(3)	Macro-hedging adjustment.

VaR during 2017 fluctuated between EUR 9.7 million and EUR 63.2 million (EUR 11.1 million and EUR 32.9 million in 2016). The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility.

The average VaR in 2017 was EUR 21.5 million slightly higher to the two previous years (EUR 18.3 million in 2016).

The following table shows the average and latest values of Var at 99% by risk factor in the last three years as well as the minimum and maximum values, and the expected shortfall (ES) to 97.5% at the end of 2017.

Total trading

	2017					2016		2015
	VaR (99%)				ES (97.5%)	VaR		VaR
Millions of euros	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total	9.7	21.5	63.2	10.2	11.5	18.3	17.9	15.6	13.6

Diversification effect	(2.1)	(8.0)	(39.9)	(7.6)	(7.9)	(10.3)	(9.6)	(11.1)	(5.8)
Interest rate	7.7	16.2	70.4	7.9	10.0	15.5	17.9	14.9	12.7
Equities	1.0	3.0	5.9	1.9	2.1	1.9	1.4	1.9	1.1
Exchange rate	2.1	6.6	15.7	3.3	2.8	6.9	4.8	4.5	2.6
Credit spread	2.3	3.6	5.1	4.6	4.6	4.2	3.3	5.2	2.9
Commodities	0.0	0.0	0.1	0.0	0.0	0.1	0.1	0.2	0.1

The Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2016 and 2017 year-end, the Group had:

•

Hedge funds: the total exposure is not significant (EUR 32.6 million at close of December 2017) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•

Monolines: exposure to bond insurance companies (monolines) as at December 2017 was EUR 27.3 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitisation transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

This was mainly due to the integration of positions of institutions acquired by the Group, as Sovereign in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Calibration and test measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric. This is set out in detail later in the section on the methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc).

Santander calculates and evaluates three types of backtesting:

•

“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio’s positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Backtesting on complete results: daily VaR is compared with the day’s net results, including the results of intra-day operations and those generated by fees and commissions.

•

Backtesting on complete results without mark-ups or fees and commissions: daily VaR is compared with the day’s net results, including the results of intra-day operations but excluding those generated by mark-ups and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group’s treasury areas.

In 2017, for the total portfolio, there were two exceptions for Value at Earnings (VaE)8 at 99% (day on which daily profit was higher than VaE). The first, on May 23, explained by the major shifts in the exchange rates of the euro and US dollar against the Brazilian real and the interest rate curves for Brazil, as a result of political events in the country, and the second, on December 28, due to a general markets movement favourable to the portfolio positions.

There was also an exception to VaR at 99% (day on which the daily loss was higher than the VaR) on May 18, for the same reason as the exception to VaE of the same month.

The number of exceptions occurred is consistent with the assumptions specified in the VaR calculation model.

3.	Structural balance sheet risks[9] (*)

3.1.	Main aggregates and variations

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2017, in line with previous years.

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

In general the structural VaR is not significant according to the assets amounts or Capital of the Group:

	2017				2016		2015
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	754,9	878,0	991,6	815,7	869,3	922,1	698,5	710,2

Diversification Effect	(258,9)	(337,3)	(407,5)	(376,8)	(323,4)	(316,6)	(509,3)	(419,2)
VaR Interest rate*	280,9	373,9	459,6	459,6	340,6	327,2	350,0	264,2
VaR Exchange rate	471,2	546,9	621,1	471,2	603,4	588,5	634,7	657,1
VaR Equities	261,6	294,5	318,4	261,6	248,7	323,0	223,2	208,1

(*)	Includes credit spread VaR Ron ALCO portfolios.

Structural interest rate risk

•	Europe and the United States

The main balance sheets, i.e. those of Spain, the UK and the US, in mature markets and against a backdrop of low interest rates, reported positive sensitivities of the market value of equity and of the net interest margin to interest rate rises.

[8]	The definition and calculation methodology for VaE is set out in section 2.2.2.1.
[9]	Includes the total balance sheet, except for financial assets and liabilities held for trading.
(* )	Includes the total balance sheet with the exception of trading portfolio. Excluding Popular with the exception in the VaR metric.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of 2017, net interest income risk at one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the British pound yield curve, at EUR 246 million, the EUR, at EUR 219 million, the US dollar, at EUR 190 million and the Polish zloty, at EUR 55 million, all relating to risks of rate cuts.

At the same date, the main risk to the most relevant economic value of equity, measured as its sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was in the euro interest rate curve, at EUR 4,902 million, followed by the US dollar at EUR 626 million, the British pound at EUR 431 million and the Polish zloty at EUR 72 million, all with a risk of falling interest rates, scenarios which are now very unlikely.

•	Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where liquidity excess is invested in the short term in the local currency.

In 2017, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of the year, net interest income risk over one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in three countries: Brazil (EUR 95 million), Chile (EUR 39 million) and Mexico (EUR 36 million)

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst-case scenario, was also concentrated in Brazil (EUR 521 million), Chile (EUR 179 million) and Mexico (EUR 91 million).

•	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate movements (in which, assessments of ±100 bp movements are complemented by assessments of +/-25 bp, +/-50 bp and +/-75 bp movements to give a fuller understanding of risk in countries with very low rates), Santander also uses other methods to monitor structural balance sheet risk from interest rates: these include scenario analysis and VaR calculations, applying a similar methodology to that for trading portfolios.

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged EUR 373.9 million in 2017. It is important to note the high level of diversification between Europe and United States balance sheets and those of Latin America.

Structural foreign currency risk/hedges of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates10.

At the end of 2017, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Brazilian reais, UK pounds sterling, US dollars, Chilean pesos, Polish zlotys and Mexican pesos. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

[10]	In early 2015, the criterion for coverage of the core capital ratio was changed from phase-in to fully loaded.

In addition, the financial area is responsible for managing exchange-rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on the percentage or control.

The equity portfolio available for the banking book at the end of 2017 was diversified in securities in various countries, mainly Spain, China, USA, Brazil and the Netherlands. Most of the portfolio is invested in the financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example, the public administrations or the professional, scientific and technical activities.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the close of 2017, the VaR at 99% with a one day time frame was EUR 261.6 million.

3.2.	Methodologies

Structural interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

Structural foreign currency risk/hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

Limit control system

As already stated for the market risk in trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to the Group’s risk appetite level.

The main limits are:

•	Balance sheet structural interest rate risk:

•	Limit on the sensitivity of net interest income to 1 year.

•	Limit of the sensitivity of equity value.

•	Structural exchange rate risk:

•	Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the risk management responsibles must explain the reasons it occurred and provide action plans to correct it.

4.	Pensions and actuarial risks

4.1.	Pensions risk

In managing the risk associated with the defined-benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund’s assets and investments and the actuarial risks arising from the fund’s liabilities, i.e. the pension obligations to its employees.

The aim pursued by the Group in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Group’s priority, therefore, is to identify and mitigate all clusters of pensions risk.

Therefore, in the methodology used by the Group, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, inflation, stock markets and property indices, as well as credit and operational risk, are estimated every year.

4.2.	Actuarial risk

Actuarial risk arises from biometric changes in the life expectancy of insureds (life insurance), unexpected increases in projected indemnity payments in non-life insurance and, in any event, unexpected changes in the behaviour of insurance policyholders in exercising the options envisaged in the contracts.

A distinction is made between the following actuarial risks:

•	Life liability risk: risk of loss in the value of life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Mortality/longevity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of death/survival of insureds.

•	Morbidity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of disability/incapacity of insureds.

•

Surrender/lapse risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to surrender, extraordinary contributions and/or paid up options.

•	Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.

•	Non-life liability risk: risk of loss due to changes in the value of non-life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Premium risk: loss arising from the lack of sufficient premiums to cater for claims that might be made in the future.

•	Reserve risk: loss arising from the lack of sufficient reserves for claims incurred but not settled, including the expenses arising from the management of such claims.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s non-life liabilities.

e)	Liquidity and funding risk

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralised liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

•	Compliance with the regulatory liquidity requirements at Group and subsidiary level, as a new conditioning factor in management.

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•

A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework. This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

•

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement, both in normal and stressed conditions. The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite defines maximum tolerance levels for key risk factors using internal and regulatory metrics in both normal and stressed market conditions, which establish the limits within which the subsidiaries can operate in order to achieve their strategic objectives.

•	Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which will ensure

•	a solid balance sheet structure, with a diversified presence in the wholesale markets in terms of products and maturities, with moderate recourse to short-term products.

•	the use of liquidity buffers and limited use of balance sheet assets.

•	complying with both regulatory metrics and other metrics included in each entity’s risk appetite statement. Over the course of the year, all the dimensions of the plan are monitored.

The Group develops the ILAAP, or internal liquidity adequacy process), an internal self-assessment process of the adequacy of liquidity which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as input for the SREP (Supervisory Review and Evaluation Process). The ILAAP shares the stress scenarios described above, with the Santander Group recording sound liquidity ratios in all of these.

Funding strategy and evolution of liquidity in 2017

2.1.	Funding strategy

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations, and, in particular, adapting the strategies of the subsidiaries to the increasingly demanding requirements of both markets and regulators.

In general terms, the approaches to funding strategies and liquidity management implemented by Santander subsidiaries are being maintained.

•	Maintaining adequate and stable medium and long-term wholesale funding levels.

•	Ensuring a sufficient volume of assets which can be discounted in central banks as part of the liquidity reserve.

•	Strong liquidity generation from the commercial business through lower credit growth and increased emphasis on attracting customer deposits

All these developments, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•

High share of customer deposits due to its retail focused balance sheet. Customer deposits are the Group’s main source of funding, representing just over two-thirds of the Group’s net liabilities (i.e. of the liquidity balance) and 92% of net loans as of December 2017, moreover, these deposits are a highly stable due to the fact that they mainly arise from retail client activity. This represents an increase with respect to the 2016 figure of 87%. The liquidity evolution over the year can explain the majority of this change.

•

Diversified wholesale funding focused on the medium and long term, with a very small relative short-term component. Medium and long term wholesale funding accounts for 18% of the Group’s net funding and comfortably covers the lending not financed by customer deposits (commercial gap).

2.2.	Evolution of liquidity in 2017

At the end of 2017, in comparison with 2016, the Group reported:

•

A stable ratio of credits over net assets (total assets minus trading derivatives and inter-bank balances) of 75%, similar to the level in recent years. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD ratio) at 109%, within a very comfortable range (below 120%). This stability shows a balanced growth between assets and liabilities.

•	The ratio of customer deposits plus medium and long-term funding to lending was held at 115% in the year.

•	Reduced recourse to short-term wholesale funding. The ratio was around 2%, in line with previous years.

•

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources—deposits, medium and long-term funding and capital—over structural liquidity needs—fixed assets and loans) rose in 2017, to an average of EUR 156,927 million, unchanged on the end of the previous year.

Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

•	LCR (Liquidity Coverage Ratio)

The regulatory requirement for this ratio in 2017 was set at 80%. As of 1 January 2018 the minimum increases to 100%. As a result, the Group, both at a consolidated and subsidiary level, has increased its risk appetite from 100% in 2017 to 105% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management of the ratio in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As of December 2017, the Group’s LCR ratio stood at 133%, comfortably exceeding the regulatory requirement. Although this requirement has only been set at the Group level, the other subsidiaries also comfortably exceed this minimum ratio.

•	NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio approved by the Basel Committee in October 2014, has not yet come into effect. The Basel requirement still needs to be written into the CRR, which is expected to be published in the second half of 2018. The NSFR regulatory requirements will only become binding two years after its inclusion into European Law.

However, the Group has defined a management limit of 100% at the consolidated level and for almost all of its subsidiaries.

With regards to this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments and limited recourse to short-term funds. Taken together, this enables Santander to maintain a balanced liquidity structure, reflected in NSFR ratios greater than 100%, both at Group and individual levels as at end December 2017.

In particular, the NSFR of the parent bank was 105%, the UK 121%, Brazil 109% and the United States 110%.

In short, the liquidity models and management of the Group and its main subsidiaries have enabled them to meet both regulatory metrics well ahead of schedule.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources.

Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reported Group information as required by the EBA at 2017 year-end is as follows:

On-balance-sheet encumbered assets

Thousands of millions of euros	Carrying amount of encumbered assets	Carrying amount of non-encumbered assets
Loans and advances	224.9	803.9
Equity instruments	16.3	10.8
Debt securities	89.8	109.6
Other assets	18.6	170.5

Total assets	349.6	1,094.7

Encumbrance of collateral received

Thousands of millions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	86.7	27.2
Loans and advances	—	—
Equity instruments	3.2	5.5
Debt securities	81.6	21.7
Other collateral received	1.9	—

Own debt securities issued other than own covered bonds or ABSs	—	3.6

Encumbered assets and collateral received and matching liabilities

Thousands of millions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	330.7	436.3

On-balance-sheet encumbered assets amounted to EUR 349.6 thousand million, of which 64% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 86.7 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 436.3 thousand million of encumbered assets, which give rise to EUR 330.7 thousand million of matching liabilities.

As at June 2017, total asset encumbrance in funding operations represented 28.0% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: €1,558 billion as of June 2017). The increase in this ration compared to the values reported in 2016 are due to the acquisition of Banco Popular in June 2017, whose balance sheet was more encumbered than the rest of Grupo Santander.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•

45 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 13 % of the expanded balance sheet under EBA standards.

The other 55 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

f)	Operational risk

Santander Group defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, people or systems, or external events, thus covering risk categories such as fraud, and technological, cyber, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

This chapter refers to operational risks in general (these are also referred to as non-financial risks in Santander). Particular aspects of some risk factors are set out in more detail in specific sections (e.g. section C.4. Compliance and conduct risk).

The Group’s target in the area of OR management and control is to identify, assess and mitigate risk concentrations, regardless of whether they produce losses or not. Analysing exposure to OR helps to establish priorities in managing this risk. During 2017, the Group has sought further improvement in its management model through a number of different initiatives designed by the Risks division. One of these initiatives is to continue the AORM (Advanced Operational Risk Management) transformation project. This programme is designed to enhance operational risk management capacities through an advanced risk measurement approach, helping to reduce future exposure and losses impacting the income statement.

The various phases of the operational risk management and control model are the following:

•	Identify the inherent risk in all the Group’s activities, products, processes and systems.

•	Define the target profile for the risk, specifying the strategies by unit and time frame, by establishing the OR appetite and OR tolerance for the annual losses estimation and monitoring thereof.

•	Measure and assess operational risk objectively, continuously and consistently with regulatory and sector standards.

•	Continuously monitor operational risk exposure, and implement control procedures and improve the internal control environment.

•	Establish mitigation measures that eliminate or minimise the risk.

•	Develop regular reports on operational risk exposure and its level of control for senior management and the Group’s areas and units, and inform the market and regulatory bodies.

•	Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

The following are needed for each of the aforementioned processes:

•	Define and implement systems that enable operational risk exposure to be monitored and controlled, taking advantage of existing technology and achieving the maximum automation of applications.

•	Define and document policies for managing and controlling operational risk, and implement management tools for this risk in accordance with regulations and best practices.

•	Define common tools, taxonomies and metrics for the entire Organisation.

Risk identification, measurement and assessment model

A series of quantitative and qualitative corporate techniques and tools have been defined by the Group to identify, measure and assess operational risk. These are combined to produce a diagnosis on the basis of the risks identified and an assessment of the area or unit through their measurement and evaluation.

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of potential losses associated with operational risk events. Qualitative analysis seek to assess aspects (coverage, exposure) linked to the risk profile, enabling the existing control environment to be captured.

Implementation of the model and initiatives

Almost all the Group’s units are now incorporated into the model with a high degree of homogeneity.

The Group completed its transformation to an advanced operational risk management (AORM) approach in 2017. The programme has a twofold objective: on one hand, to consolidate the current operational risk model, and, on the other, to adopt the best market practices and to use monitoring of an integrated and consolidated operational risk profile to direct the business strategy and tactical decisions in a proactive way.

Operational risk information system

The Group’s corporate information system, called Heracles, supports operational risk management tools, providing information for reporting functions and needs at both local/corporate levels. The objective of Heracles is to improve decision making for OR management throughout the Organisation.

This objective will be achieved by ensuring that those responsible for risks in every part of the Organisation have a comprehensive vision of the risk, and the supporting information they need, when they need it. This comprehensive and timely vision of risk is facilitated by the integration of various programmes, such as assessment or risks and controls, scenarios, events and metrics, using a common taxonomy and methodological standards. This integration provides a more accurate risk profile and significantly improves efficiency by cutting out redundant and duplicated effort.

Cyber-security and data security plans:

Throughout 2017, Santander continued paying full attention to cyber-security risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind.

A new organisational structure has been specified and Group governance for management and control of this risk has been reinforced. Specific committees have been set up and cyber-security metrics have been included in the Group’s risk appetite. These metrics have been monitored and reported in the geographies and at global level.

The Group’s intelligence and analysis function has also been reinforced, by contracting Bank threat monitoring services. In addition, progress is being made in mitigation activities related to the identification and access management in all geographies, with the backing of senior management.

Progress has also been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors.

Mitigation measures

The Group uses the model to monitor the mitigation measures for the main risk which have been identified through the internal OR management tools (internal event database, indicators, self-assessment, scenarios, audit recommendations, etc.) and other external information sources (external events and industry reports).

Active mitigation management became even more important in 2017, with the participation of the first line of defence and the operational risk control function, through which specialist business and support functions exercise additional control. Furthermore, the Group continued to move forward with pre-emptive implementation of operational risk management and control policies and procedures.

Business continuity plan

The Group has a business continuity management system (BCMS), which ensures that the business processes of the Bank’s entities continue to operate in the event of a disaster or serious incident.

The basic objective is to:

•	Minimise the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Group.

•	Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.

•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

•	Protect the public image of, and confidence in, the Santander Group.

•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

During 2017, the Group continued to advance in implementing and continuously improving its business continuity management system. The Bank has reviewed the methods and approaches to reinforce governance of the review and approval of continuity strategies and plans, to ensure that this process is implemented at the appropriate level within the organisation, to comply with new regulatory requirements and to cover emerging risks (such as cyber-risk).

g)	Compliance and conduct risk

Scope, aim, definitions and objective

The compliance and conduct function fosters the adherence of Santander Group to the rules, supervisory requirements, principles and values of good conduct, by setting standards, and discussing, advising and reporting in the interest of employees, customers, shareholders and the community as a whole.

This function addresses all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

Compliance and Conduct has cemented the progress made in the two previous years. In 2017, the function has taken a leap forward at the corporate level and in the various units of the Group, as part of the strategic compliance programme now underway.

Under the current corporate configuration of the three lines of defence at Santander Group, Compliance and Conduct is an independent second-line control function under the CEO, reporting directly and regularly to the board of directors and its committees, through the GCCO (Group Chief Compliance Officer).. This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

The risk are defined as:

•	Conduct and compliance risk: risk arising from practices, processes or behaviours that are inappropriate or in breach of internal regulations, the law or the supervisor’s requirements.

•

Reputational risk: risk of current or potential negative economic impact to the Bank due to damage to the perception of the Bank on the part of employees, customers, shareholders/investors and the wider community.

The Group’s objective is to minimise the probability that irregularities occur and that any irregularities that should occur are identified, assessed, reported and quickly resolved.

Other control functions (risks and audit) also take part in controlling these risks.

Compliance risk control and supervision

The first lines of defence have the primary responsibility for managing compliance and conduct risks, jointly with the business units, that directly originate such risks, and the compliance and conduct function. This is performed either directly or through assigning compliance and conduct activities or tasks.

The function is also responsible for setting up, fostering and ensuring that units begin to use the standardised frameworks, policies and standards applied throughout the Group. For this purpose, in 2017 a standard regulatory tree has been developed throughout the Group, as well as a process for its monitoring and systematic control.

The GCCO is responsible for reporting to Santander Group’s governance and management bodies, and must also advise and inform, as well as promote the development of the function. This is independently of the Risks function’s other reporting to the governance and management bodies of all Group risks, which also includes compliance and conduct risks.

In 2017, the Bank has reinforced and evolved the new compliance and conduct model, especially at the Group’s units. The Corporation has put in place the necessary components to ensure ongoing control and oversight by creating robust governance schemes, and systems for reporting and interacting with units in accordance with the parent/subsidiaries governance model operated by the Group.

Furthermore, Internal Audit—as part of the third line of defence functions—performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

In 2017, the Bank has reviewed, updated and streamlined corporate frameworks for the compliance and conduct function. These are first-level documents that regulate the function, with which the management bodies of the various units must comply.

•	General compliance framework.

•	Products and services marketing and consumer protection framework.

•	Anti-money laundering and anti-terrorist financing framework.

The General Code of Conduct enshrines the ethical principles and rules of conduct that govern the actions of all Santander Group’s employees. It is supplemented in certain matters by the rules found in other codes and their internal rules and regulations.

In addition, the General Code of Conduct sets out:

•	Compliance functions and responsibilities.

•	The rules governing the consequences of non-compliance with it.

•	A whistle-blowing channel for the submission and processing of reports of allegedly irregular conduct.

The Compliance and Conduct function, under the supervision of the Risk supervision, Regulation and Compliance Committee (RSRCC), is responsible for ensuring effective implementation and oversight of the General Code of Conduct, as the board is the owner of the Code and the corporate frameworks that implement it.

A highlight of 2017 was the development of a reputational risk model that captures the key elements for managing risk in this area. The model is being gradually implemented in the units.

This model identifies the main sources of reputational risk, establishing a preventive approach for its correct management, determines the functions involved in the management and control of this risk and its governance bodies.

Governance and the organisational model

In accordance with the mandate entrusted by the board to the Compliance and Conduct function, in 2017, great strides were made in the strategic compliance programme. In the two previous years, the scope and objectives of the model were defined, and the initiative was implemented at the corporate level. In 2017, it was implemented at the Group’s various units, so that by the end of 2018 the Bank will have achieved compliance and conduct function in line with the highest standards of the finance industry.

Governance

The following corporate committees—each of which has a corresponding local replica—are collegiate compliance and conduct governance bodies:

The Regulatory Compliance Committee is the collegiate body for regulatory compliance matters. It has the following key functions:

(i)	Controlling and overseeing regulatory compliance risk in the Group, as a second line of defence;

(ii)	Specifying the regulatory compliance risk control model throughout the Santander Group, based on common regulations applicable to several countries where the Group operates.

(iii)	Deciding on significant regulatory compliance issues that might pose a risk to the Group.

(iv)	Fixing the correct interpretation of the General Code of Conduct and specialised codes, and making proposals for improvement.

In 2017, the Regulatory Compliance Committee held four meetings.

The Corporate Commercialisation Committee is the collegiate governance body for the approval of products and services. It has the following key functions:

(i)	Validating new products or services proposed by the parent company or by any subsidiary/Group unit, prior to their launch.

(ii)

Establishing the commercialisation risk control model in the Group, including risk assessment indicators, and proposing the commercialisation and consumer protection risk appetite to the Compliance Committee.

(iii)

Establishing interpretation criteria and approving the reference models to develop the corporate product and service marketing and consumer protection framework, and its rules, and to validate the local adaptations of those models.

(iv)

Assessing and deciding which significant marketing questions might pose a potential risk for the Group, depending on the authorities granted or the powers required to be exercised under legal obligations.

The Corporate Commercialisation Committee met 12 times in 2017 and presented a total of 148 proposals of new products/services and models or other reference documents regarding commercialisation, having validated all of them except one.

The Monitoring and Consumer Protection Committee is the Group’s collegiate governance body for the monitoring of products and services, and the assessment of customer protection issues in all Group units. It has the following key functions:

(i)

Monitoring the marketing of products and services by country and by product type, reviewing all the available information and focusing on products and services under special monitoring, and costs of conduct, compensation to customers, sanctions, etc.

(ii)	Monitoring the common claim measurement and reporting methodology, based on root-cause analysis, and the quality and sufficiency of the information obtained.

(iii)	Establishing and assessing how effective corrective measures can be when risks are detected in the governance of products and consumer protection within the Group.

(iv)	Identifying, managing and reporting preventively on the problems, events, significant situations and best practices in commercialization and consumer protection in a transversal way across the Group.

The Monitoring and Consumer Protection Committee met 23 times in 2017.

The Anti-money Laundering/ Anti-terrorism Financing Committee is the collegiate body in this field. It has the following key functions:

(i)	Controlling and overseeing the risk of anti-money laundering and anti-terrorism financing (AML/ATF) in the Group, as second line of defence

(ii)	Defining the AML/ATF risk control model in Santander Group.

(iii)	Creating reference models for the development of the AML/ATF frameworks and their regulations.

(iv)	Monitor projects for improvement and transformation plans for AML/ATF and, where appropriate, set in motion supporting or corrective measures.

During 2017, this committee met four times.

The Reputational Risk Steering Committee. This governance body was created in September 2016 to safeguard proper implementation of the reputational risk model.

The committee is chaired by the Group Chief Compliance Officer, whose main functions are:

•	Supporting implementation of the corporate reputational risk model.

•	Evaluating sources of reputational risk, and their criticality.

•	Defining action plans to prevent reputational risk.

•	Analysing reputational risk events.

•	Specifying processes for escalation and reporting to senior management in matters of reputational risk.

The committee met four times in 2017.

The Corporate Compliance and Conduct Committee is the high-level collegiate body of the Compliance and Conduct function, bringing together the objectives of the committee’s referred to above.

Its main functions are as follows:

(i)	Monitoring and assessing compliance and conduct risk which could impact Santander Group, as the second line of defence.

(ii)	Proposing updates and modifications to the general compliance framework and corporate function frameworks for ultimate approval by the board of directors.

(iii)	Reviewing significant compliance and conduct risk events and situations, the measures adopted and their effectiveness, and proposing that they be escalated or transferred, whenever the case may be.

(iv)	Setting up and assessing corrective measures when risks of this kind are detected in the Group, either due to weaknesses in established management and control, or due to new risks appearing.

(v)	Monitoring new regulations which appear or those modified, and establishing their scope of application in the Group, and, if applicable, the adaptation or mitigation measures necessary.

The Corporate Compliance and Conduct Committee met nine times in 2017.

Regulatory compliance

Functions

The following functions are in place for adequate control and supervision of regulatory compliance risks:

•	Implement the Group’s General Code Of Conduct and other codes and rules developing the same. Advise on resolving doubts that arise from such implementation.

•	Receive and handle the accusations made by employees or third parties via the whistle blowing channel.

•

Direct and coordinate investigations into non-compliance, being able to request support from Internal Audit and proposing the sanctions that might be applicable in each case to the Irregularities Committee.

•

Control and oversee compliance risk relating to: (i) employee-related events (Corporate Defence); (ii) regulations affecting the organisation (General Data Protection Regulation—GDPR—and Foreign Account Tax Compliance Act —FATCA) ; (iii) compliance with specific regulations on international markets (Volcker Rule, EMIR, Dodd-Frank); (iv) publication of relevant Santander Group information; and (v) implementation of policies and rules to prevent market abuse.

•	Report significant Group information to the Comisión Nacional del Mercado de Valores, Spain’s securities market regulator, and the regulators of other exchanges on which Santander is listed.

•	Oversee mandatory training activities on regulatory compliance.

Product governance and consumer protection

The products and consumer protection governance function defines the key elements needed for adequate management and control of commercialisation and consumer protection risks, which are defined as risks arising from inadequate practices in customer relations, customer treatment, the products offered to customers and their suitability for each specific customer.

Anti-money laundering and anti-terrorism financing

One of Santander Group’s strategic objectives is to maintain an advanced and efficient anti-money laundering and anti-terrorism financing systems, constantly adapted to international regulations, with the capacity to confront the development of new techniques by criminal organisations.

h)	Reputational risk

In 2017, the Group made significant progress implementing the corporate reputational risk model, which is now embedded in the Corporation.

The specific characteristics of reputational risk are a vast number of sources that requires a unique approach and control model, separate from other risks. The reputational risk management requires for a global interaction with both first and second lines of defence functions and with management functions in relation to the stakeholders in order to ensure a consolidated supervision of the risk, efficiently supported on the current control frameworks. The aim is for reputational risk to be integrated into both business and support activities, and internal processes, thus allowing the risk control and oversight functions to integrate them in their activities.

The reputational risk model is accordingly based on a prominently preventive approach to risk management and control, and also on effective processes for identification and early warning management of events, and subsequent monitoring of events and detected risks.

i)	Model risk

The Santander Group has far-reaching experience in the use of models to help make all kinds of decisions, and risk management decisions in particular.

A model is defined as a system, approach or quantitative methods which applies theories, techniques or statistical, economic, financial or mathematical hypotheses to convert input data into quantitative estimates. The models are simplified representations of real world relationships between observed characteristics, values and observed assumptions. By simplifying in this way, the Group can focus attention on the specific aspects which are considered to be most important to apply a certain model.

Use of models entails model risk, defined as the risk of loss arising from inaccurate predictions that prompt the Bank to take sub-optimal decisions, or misuse of a model.

According to this definition, the sources of Model Risk are as follows:

•	the model itself, due to the utilisation of incorrect or incomplete data, or due to the modelling method used and its implementation in systems,

•	improper use of the model.

The materialisation of model risk may prompt financial losses, inadequate commercial and strategic decision making or damages to the Group’s reputation.

Santander Group has been working towards the definition, management and control of model risk for several years. Since 2015, a specific area has been put aside to control this risk, within the Risk Division.

Model risk management and control functions are performed in the Corporation and in each of the Group’s core entities. These functions are guided by the model risk management model, with principles, responsibilities and processes that are common across the Group. The model addresses organisation, governance, model management and model validation, among other matters.

j)	Strategic risk

For Santander, strategic risk counts with a strategic risk control and management model which is used as a reference for Group subsidiaries. This model includes the definition of the risk, the principles and key processes for management and control, as well as functional and governance aspects.

Strategic risk is the risk of loss or harm arising from strategic decisions or poor implementation of decisions affecting the long-term interests of the Group’s main stakeholders, or inability to adapt to changes in the environment.

The entity’s business model is a key factor for strategic risk. It has to be viable and sustainable, and capable of generating results in line with the Bank’s objectives and over time.

k)	Capital risk

Santander Group defines capital risk as the risk that the Entity does not have sufficient capital, in quantitative or qualitative terms, to fulfil its internal business objectives, regulatory requirements, or market expectations.

The capital risk function, in its capacity as second line of defence, controls and oversees the activities of the first line of defence chiefly by means of the following processes:

•	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).

•	Ongoing supervision of the Group’s capital measurement activities, including single operations with capital impact.

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

In late 2017, the ECB sent each entity its minimum prudential capital requirements for the following year. In 2018, at the consolidated level, Grupo Santander has to maintain a minimum capital ratio of 8.655% CET1 phase-in (4.5% for Pillar I, 1.5% for Pillar 2 requirement, 1.875% for the capital conservation buffer, 0.75% as a Global Systemically Important Entity and 0.03% as a Counter-cyclical buffer). Grupo Santander must also maintain a minimum Tier 1 phase-in capital ratio of 1.5%, and minimum total phase-in capital of 12.155%.

1.	Regulatory capital

In 2017, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 10.84% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital (Millions of Euros)	2017	2016
Subscribed capital	8,068	7,291
Share Premium account	51,053	44,912
Reserves	52,577	49,244
Treasury shares	(22)	(7)
Attributable profit	6,619	6,204
Approved dividend	(2,029)	(1,667)
Shareholders’ equity on public balance sheet	116,265	105,978

Valuation Adjustments	(21,777)	(15,039)
Non-contrilling interests	12,344	11,761
Total Equity on public balance sheet	106,832	102,700
Goodwill and intangible assets	(28,537)	(28,405)
Eligible preference shares and participating securities	7,635	6,469
Accrued dividend	(968)	(802)
Other adjustments (*)	(7,679)	(6,253)
Tier I (Phase-in)	77,283	73,709

(1)	Fundamentally for non-computable non-controlling interests and deductions and reasnable filters in compliance with CRR

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2017	2016
Capital coefficients
Level 1 ordinary eligible capital (millions of euros)	74,173	73,709
Level 1 additional eligible capital (millions of euros)	3,110	—
Level 2 eligible capital (millions of euros)	13,422	12,628
Risk-weighted assets (millions of euros)	605,064	588,088
Level 1 ordinary capital coefficient (CET 1)	12.26%	12.53%
Level 1 additional capital coefficient (AT1)	0.51%	—
Level 1 capital coefficient (TIER1)	12.77%	12.53%
Level 2 capital coefficient (TIER 2)	2.22%	2.15%

Total capital coefficient	14.99%	14.68%

Eligible capital (Millions of Euros)	2017	2016
Eligible capital
Common Equity Tier I	74,173	73,709

Capital	8,068	7,291
(-) Treasure shares and own shares financed	(22)	(10)
Share Premium	51,053	44,912
Reserves	52,241	49,234
Other retained earnings	(22,363)	(14,924)
Minority interests	7,991	8,018
Profit net of dividends	3,621	3,735
Deductions	(26,416)	(24,548)
Goodwill and intangible assets	(22,829)	(21,585)
Others	(3,586)	(2,963)
Additional Tier I	3,110	—

Eligible InstrumentsAT1	8,498	6,469
T1—excesses—subsidiaries	347	351
Residual value of dividends	(5,707)	(6,820)
Others	(27)	—
Tier II	13,422	12,628

Eligible Instruments T2	9,901	9,039
Gen. Funds and surplus loans loss prov. IRB	3,823	3,493
T2—excesses—subsidiaries	(275)	96
Others	(27)	—

Total eligible capital	90,706	86,337

Note:	Santander Bank and its affiliates had not taken part in any State aid programmes.

Model roll-out

As regards credit risk, the Group continued its plan to implement Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities, as well as by the need for coordination between supervisors of the validation processes of internal models.

The Group operates in countries where the legal framework among supervisors is the same, as is the case in Europe via the Capital Directive. However, in other jurisdictions, the same process is subject to the cooperation framework between the supervisor in the home country and that in the host country with different legislations. This means, in practice, adapting to different criteria and calendars in order to attain authorisation for the use of advanced models on a consolidated basis.

The Group currently has supervisory authorisation to use advanced approaches for calculating the regulatory capital requirements for credit risk of the parent bank and its main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile, Scandinavia (Sweden, Finland, Norway), France and the US. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe. During 2017, the Portugal IFIC portfolios were authorised, and we a awaiting completion of the supervisory validation process for the Chile institutions and sovereigns, Santander Consumer Germany mortgages and most of its revolving products and PSA UK retail, dealers and fleets.

With regard to operational risk, Grupo Santander currently applies the standard approach to calculating regulatory capital, as set out in the European Capital Directive. In February 2016, the European Central Bank authorised the use of the alternative standard approach to calculate capital requirements at consolidated level in Banco Santander Brazil.

As for the other risks expressly considered in Basel Pillar I, in market risk this year the Group received permission to use its internal model in the treasury trading activity in the UK, in addition to those already authorised in Spain, Chile, Portugal and Mexico.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of January 17, 2015, which was aimed at harmonising calculation criteria with those specified in the BCBS “Basel III leverage ratio framework” and “Disclosure requirements” documents.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.

•	A charge for the potential risk of security funding transactions.

•	Lastly, it includes a charge for the risk of credit derivative swaps (CDS).

The European Commission’s proposals to modify CRR and CRD IV on November 23, 2016, foresee a mandatory requirement of a 3% leverage ratio for Tier 1 capital, which would be added to the own funds requirements in the article 92 of the CRR. The proposals for the Commission’s modification also point to the possibility of introducing a buffer of leverage ratio for global systemic entities in the future.

Millions of Euros	31-12-2017	31-12-2016
Leverage
Level 1 Capital	77,283	73,709
Exposure	1,463,090	1,364,889

Leverage Ratio	5.28%	5.40%

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).

This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (1%), in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.

The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

55.	Explanation added for translation to English

These consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see Note 1.b).

Appendix I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
2 & 3 Triton Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY	48	1	12
A & L CF (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF December (1) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	13	0	0
A & L CF June (2) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	2	0	0
A & L CF June (3) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	10	(1)	0
A & L CF March (5) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	2	0	0
A & L CF September (4) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	2	0	0
Abbey Business Services (India) Private Limited (d)	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	(1)	0	0
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Abbey Covered Bonds LLP	United Kingdom	—	(b )	—	—	SECURITISATION	(394)	101	0
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	2	0	0
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING	15	3	0
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BROKERAGE	0	0	0
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	528	(2)	156
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	401	(2)	406
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING	4,227	143	3,211
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BROKERAGE	0	0	0
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BROKERAGE	2	0	2
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	HOLDING COMPANY	335	(36)	454
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY	2,545	(4)	1,863
Aevis Europa, S.L.	Spain	68.80%	27.54%	96.34%	68.80%	CARDS	1	0	1
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	HOLDING COMPANY	116	733	113
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	5	0	5
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES	6	0	6
Aliseda Participaciones Inmobiliarias, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Aliseda Real Estate, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	50	(2)	48
Aliseda, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	PROPERTY	4,203	(1,669)	2,537
Aljarafe Golf, S.A. (j)	Spain	0.00%	89.41%	89.41%	89.41%	PROPERTY	0	0	1
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,220	(10)	1,148
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	25	0	25
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	3	0	1
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	6	0	1
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	3	0	0
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	(230)	1	0
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	225	(189)	11
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	6
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	92	0	27
Andara Retail, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	0	0	0
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	3	0	0
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES	0	1	0
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	1	0	2

1

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	SERVICES	1	0	0
Arcaz—Sociedade Imobiliária Portuguesa, Lda. (r)	Portugal	0.00%	99.90%	100.00%	100.00%	REAL ESTATE	(5)	0	0
Arco Organización, S.L.	Spain	0.00%	59.40%	59.40%	—	HOTEL ACTIVITIES	0	0	0
Argenline, S.A. (j) (p)	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Atlantes Azor No. 1	Portugal	—	(b )	—	—	SECURITISATION	0	0	0
Atlantes Azor No. 2	Portugal	—	(b )	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 2	Portugal	—	(b )	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 3	Portugal	—	(b )	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 4	Portugal	—	(b )	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 5	Portugal	—	(b )	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No. 7	Portugal	—	(b )	—	—	SECURITISATION	0	0	0
Atlantes Mortgage No.1 FTC	Portugal	—	(b )	—	—	SECURITISATION	24	0	0
Atlantes Mortgage No.1 plc	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Atlantys Espacios Comerciales, S.L.	Spain	0.00%	71.45%	100.00%	100.00%	REAL ESTATE	25	0	17
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	89.67%	100.00%	100.00%	FINANCE SERVICES	30	(5)	27
Auto ABS 2012-3 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS DFP Master Compartment France 2013	France	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS French Lease Master Compartiment 2016	France	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS French Loans Master	France	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS French LT Leases Master	France	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS German Loans Master	France	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS Italian Loans Master S.R.L.	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans 2017 Plc	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans PLC	United Kingdom	—	(b )	—	—	SECURITISATION	(9)	12	0
Auto ABS2 FCT Compartiment 2013-A (j)	France	—	(b )	—	—	SECURITISATION	0	0	0
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	79.36%	100.00%	100.00%	IT SERVICES	3	1	3
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	40	4	28
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	11	1	6
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	35	2	25
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RENTING	8	0	9
Aviación Intercontinental, A.I.E.	Spain	65.00%	35.00%	100.00%	65.00%	RENTING	79	3	63
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	—	AIR TRANSPORT	4	0	5
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RENTING	0	0	1
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	12	1	9
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	9	1	9
Aviación Regional Cántabra, A.I.E. (j)	Spain	73.58%	0.00%	73.58%	73.58%	RENTING	0	0	0
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	40	3	26
Aviación Suances, S.L.	Spain	99.99%	0.01%	100.00%	—	AIR TRANSPORT	3	0	2
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	23	3	19
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	FINANCE	267	147	349
Banca PSA Italia S.p.a.	Italy	0.00%	50.00%	50.00%	50.00%	BANKING	262	35	123
Banco Bandepe S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	BANKING	779	59	721
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING	14	0	9
Banco de Asunción, S.A. en liquidación voluntaria (j)	Paraguay	0.00%	99.33%	99.33%	99.33%	BANKING	0	0	0
Banco Madesant—Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING	1,099	(10)	1,091
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.80%	60.00%	60.00%	BANKING	187	34	140
Banco Pastor, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	BANKING	536	(205)	321
Banco Popular Español, S.A.	Spain	0.00%	100.00%	100.00%	—	BANKING	19,384	(13,560)	6,880
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.84%	50.00%	50.00%	FINANCE	68	8	33
Banco S3 México, S.A., Institución de Banca Múltiple	Mexico	0.00%	100.00%	100.00%	—	CREDIT INSTITUTION	70	(1)	72
Banco Santander—Chile	Chile	0.00%	67.12%	67.18%	67.18%	BANKING	3,624	766	3,306
Banco Santander (Brasil) S.A.	Brazil	13.91%	75.77%	90.24%	90.00%	BANKING	13,919	2,013	10,151

2

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.06%	99.99%	99.99%	BANKING	4,162	746	3,684
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE	49	18	50
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	75.19%	100.00%	100.00%	HOLDING COMPANY	11	0	9
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE	5	1	4
Banco Santander (Panamá), S.A. (j)	Panama	0.00%	100.00%	100.00%	100.00%	BANKING	33	1	31
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING	550	26	325
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING	467	10	477
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING	151	28	128
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE	66	1	68
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	BANKING	796	55	851
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING	149	19	121
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING	752	(4)	749
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.20%	99.20%	BANKING	874	247	415
Banco Santander Totta, S.A.	Portugal	0.00%	99.85%	99.96%	99.95%	BANKING	2,815	705	3,415
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING	338	54	191
Banif International Bank, Ltd (j)	Bahamas	0.00%	99.85%	100.00%	100.00%	BANKING	(2)	2	0
Bank Zachodni WBK S.A.	Poland	0.00%	69.34%	69.34%	69.41%	BANKING	4,530	459	4,328
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	PROPERTY	9	15	24
Bansalud, S.L. (j)	Spain	72.34%	12.00%	84.34%	84.34%	IT SERVICES	0	0	0
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	CARDS	8	0	1
BCLF 2013-1 B.V.	Holland	—	(b )	—	—	SECURITISATION	0	0	0
Besaya ECA Designated Activity Company	Ireland	—	(b )	—	—	FINANCE	0	0	0
Bilkreditt 3 Designated Activity Company (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 4 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 5 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 6 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 7 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bodegas Señorío de Nevada, S.L.	Spain	0.00%	62.80%	62.80%	—	FOOD INDUSTRY	0	0	0
Bonsucesso Tecnología LTDA.	Brazil	0.00%	53.80%	100.00%	100.00%	IT SERVICES	0	1	0
BPE Financiaciones, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE	1	0	0
BPE Representaçoes y Participaçoes, Ltda.	Brazil	0.00%	100.00%	100.00%	—	FINANCE	0	0	0
BPP Asesores S.A.	Argentina	0.00%	100.00%	100.00%	—	FINANCE	(1)	0	0
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.80%	100.00%	100.00%	FINANCE	2	1	2
BRL V—Fundo de Investimento Imobiliário—FII	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	130	(23)	96
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE	36	8	73
BZ WBK F24 S.A.	Poland	0.00%	69.34%	100.00%	99.99%	FINANCE	0	0	0
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	69.34%	100.00%	100.00%	FINANCE SERVICES	14	3	1
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	69.34%	100.00%	100.00%	FINANCE SERVICES	49	10	22
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	69.34%	100.00%	100.00%	BROKERAGE	10	0	8
BZ WBK Leasing S.A.	Poland	0.00%	69.34%	100.00%	100.00%	LEASING	129	4	31
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	34.67%	100.00%	100.00%	FUND MANAGEMENT COMPANY	4	16	39
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE	0	0	0
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	(12)	28	54
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	278	31	267
Cantera de Albanilla, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	13	0	13
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,082	12	1,094
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Carfax (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE	23	0	23
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	HOLDING COMPANY	199	(140)	56
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	FINANCE	41	5	44

3

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	75.04%	99.97%	99.97%	BROKERAGE	43	4	35
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BROKERAGE	0	0	0
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING	414	75	251
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	(9)	0	0
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	1	0	1
CCAP Auto Lease Ltd.	United States	0.00%	68.12%	100.00%	100.00%	LEASING	(72)	(5)	0
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.06%	100.00%	100.00%	CHARITABLE ENTITY	1	0	1
Cercebelo Assets, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	(1)	0	0
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	AIRCRAFT RENTING	(50)	(4)	0
Chrysler Capital Auto Funding I LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	0	(21)	0
Chrysler Capital Auto Funding II LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(24)	6	0
Chrysler Capital Auto Receivables LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	0	0	0
Chrysler Capital Auto Receivables Trust 2016-A	United States	—	(b )	—	—	SECURITISATION	13	7	0
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	148	(46)	0
Chrysler Capital Master Auto Receivables Funding 3 LLC	United States	0.00%	68.12%	100.00%	—	NO ACTIVITY	0	0	0
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	45	41	0
Club Zaudin Golf, S.A. (j)	Spain	0.00%	85.07%	95.15%	95.15%	SERVICES	0	0	0
Compagnie Generale de Credit Aux Particuliers—Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	BANKING	363	115	428
Compagnie Pour la Location de Vehicules—CLV	France	0.00%	50.00%	100.00%	100.00%	FINANCE	33	13	26
Consulteam Consultores de Gestão, Lda.	Portugal	0.00%	100.00%	100.00%	—	PROPERTY	(355)	(47)	0
Consumer Lending Receivables LLC	United States	0.00%	68.12%	100.00%	100.00%	SECURITISATION	0	0	0
Corporación Financiera ISSOS, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	37	0	37
Crawfall S.A. (g) (j)	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES	0	0	0
Dansk Auto Finansiering 1 Designated Activity Company (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	REINSURANCE	10	(1)	7
Desarrollo de Infraestructuras de Castilla, S.A. Unipersonal	Spain	0.00%	71.40%	100.00%	100.00%	WATER SUPPLY	0	0	0
Digital Procurement Holdings N.V.	Holland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	4	0	1
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS	10	2	9
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Dirgenfin, S.L. en liquidación (j)	Spain	0.00%	100.00%	100.00%	100.00%	REAL ESTATE DEVELOPMENT	(8)	(1)	0
Drive Auto Receivables Trust 2015-A	United States	—	(b )	—	—	SECURITISATION	(13)	10	0
Drive Auto Receivables Trust 2015-B	United States	—	(b )	—	—	SECURITISATION	(8)	21	0
Drive Auto Receivables Trust 2015-C	United States	—	(b )	—	—	SECURITISATION	(23)	9	0
Drive Auto Receivables Trust 2015-D	United States	—	(b )	—	—	SECURITISATION	(33)	14	0
Drive Auto Receivables Trust 2016-A	United States	—	(b )	—	—	SECURITISATION	(41)	12	0
Drive Auto Receivables Trust 2016-B	United States	—	(b )	—	—	SECURITISATION	(87)	33	0
Drive Auto Receivables Trust 2016-C	United States	—	(b )	—	—	SECURITISATION	(141)	81	0
Drive Auto Receivables Trust 2017-1	United States	—	(b )	—	—	SECURITISATION	0	(79)	0
Drive Auto Receivables Trust 2017-2	United States	—	(b )	—	—	SECURITISATION	0	(66)	0
Drive Auto Receivables Trust 2017-3	United States	—	(b )	—	—	SECURITISATION	0	(124)	0
Drive Auto Receivables Trust 2017-A	United States	—	(b )	—	—	SECURITISATION	0	(65)	0
Drive Auto Receivables Trust 2017-B	United States	—	(b )	—	—	SECURITISATION	0	(63)	0
Drive Auto Receivables Trust 2018-1	United States	0.00%	68.12%	100.00%	—	NO ACTIVITY	0	0	0
Eagle Hispania, S.L.	Spain	0.00%	100.00%	100.00%	—	FINANCE	0	0	0
Edificaciones Nimec, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITISATION	(1)	(1)	0
Elbrus Properties, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	6	0	6
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.06%	100.00%	100.00%	SERVICES	0	0	0
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE	18	2	11
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	REAL ESTATE	1	0	1
Eurobanco S.A. en liquidación (j)	Uruguay	0.00%	100.00%	100.00%	100.00%	INACTIVE	0	0	0
Eurovida—Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.98%	100.00%	—	INSURANCE	101	8	111
Evidence Previdência S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	HOLDING COMPANY	63	10	66
FFB—Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	3,786	(1)	1,020

4

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Fib Realty Corporation	United States	0.00%	100.00%	100.00%	—	NO ACTIVITY	0	0	0
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	100.00%	SERVICES	2	0	2
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	FINANCE	8	1	4
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	FINANCE	214	76	140
Finespa, S.A.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	11	(1)	8
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	5	0	5
Fomento e Inversiones, S.A. Unipersonal (l)	Spain	0.00%	0.00%	0.00%	100.00%	HOLDING COMPANY	—	—	—
Fondo de Titulización de Activos PYMES Santander 9	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos RMBS Santander 1	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos RMBS Santander 2	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos RMBS Santander 3	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander 2	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 2013-1	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización PYMES Santander 12	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización RMBS Santander 4	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización RMBS Santander 5	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumo 2	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 1	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (j)	Uruguay	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	0	0	0
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Fórum de Negocios de Granada, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Fórum de Negocios de Motril, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Fórum de Negocios del Sur, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	(10)	5	0
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	2	(3)	0
Fosse PECOH Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Fuencarral Agrupanorte, S.L. Unipersonal	Spain	0.00%	71.45%	100.00%	100.00%	PROPERTY	98	3	72
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V—Não padronizado	Brazil	—	(b )	—	—	INVESTMENT FUND	0	0	0
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI—Não padronizado (s)	Brazil	—	(b )	—	—	INVESTMENT FUND	10	0	0
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	SECURITISATION	7	0	8
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITISATION	0	0	0
General de Terrenos y Edificios Servicios Integrales, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	3	0	0
General de Terrenos y Edificios, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	21	(5)	15
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES	24	14	24
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES	1	0	0

5

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	SERVICES	3	1	1
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES	1	0	0
Gestión de Activos Castellana 40, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	(16)	(44)	0
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	0	0	0
Gestora de Investimentos Ipanema S.A.	Brazil	0.00%	62.77%	100.00%	—	FUND MANAGEMENT COMPANY	0	0	0
Gestora de Procesos S.A. en liquidación (j)	Peru	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Gestora Europea de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	—	SERVICES	(16)	(10)	0
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	68.80%	27.54%	96.34%	68.80%	SECURITIES AND REAL ESTATE MANAGEMENT	40	(2)	19
Gestora Popular, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	5	(2)	2
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	79.36%	88.50%	88.50%	PAYMENT SERVICES	344	107	358
Gieldokracja Spólka z o.o.	Poland	0.00%	69.34%	100.00%	100.00%	SERVICES	0	0	0
Girobank Investments Ltd (j)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	1	0	0
Global Carihuela Patrimonio No Estratégico, S.L. Unipersonal	Spain	0.00%	71.40%	100.00%	100.00%	PROPERTY	16	2	12
Gold Leaf Title Company	United States	0.00%	100.00%	100.00%	—	FINANCE	1	0	0
Golden Bar (Securitisation) S.r.l.	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2014-1	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2015-1	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2016-1	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Golden Bar Whole Loan Note VFN 2013-1	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1	0	0
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	HOLDING COMPANY	2,393	276	2,900
Grupo Financiero Santander México, S.A.B. de C.V.	Mexico	74.97%	0.10%	75.10%	75.09%	HOLDING COMPANY	4,159	749	4,361
Grupo La Toja Hoteles, S.L.	Spain	0.00%	90.00%	90.00%	—	HOLDING COMPANY	65	0	59
GTS El Centro Equity Holdings, LLC (c)	United States	0.00%	81.90%	81.90%	81.90%	HOLDING COMPANY	32	(1)	33
GTS El Centro Project Holdings, LLC (c)	United States	0.00%	81.90%	100.00%	100.00%	HOLDING COMPANY	30	1	33
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE	2	0	2
Habitatrix, S.L.	Spain	0.00%	71.45%	100.00%	100.00%	PROPERTY	0	0	0
Hercepopular, S.L.	Spain	0.00%	51.00%	51.00%	—	PROPERTY	8	(7)	3
Hipototta No. 1 plc (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Hipototta No. 4 FTC	Portugal	—	(b )	—	—	SECURITISATION	(45)	0	0
Hipototta No. 4 plc	Ireland	—	(b )	—	—	SECURITISATION	0	2	0
Hipototta No. 5 FTC	Portugal	—	(b )	—	—	SECURITISATION	(36)	(2)	0
Hipototta No. 5 plc	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	RENTING	1	0	1
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	604	(14)	1,053
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	69	(4)	692
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	(4)	(37)	0
Holmes Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	3	(2)	0
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Holneth B.V.	Holland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	251	150	316
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-COMMERCE	6	1	6
IM Banco Popular MBS 2 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITISATION	5	3	0
IM Grupo Banco Popular Consumo 1 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITISATION	0	7	0
IM Grupo Banco Popular Empresas 7 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITISATION	3	21	0
IM Grupo Banco Popular Leasing 3 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITISATION	0	2	0
IM Grupo Banco Popular MBS 3 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITISATION	1	3	0
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	3,588	35	3,623
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT SERVICES	187	30	144
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	54	0	54

6

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Inmobiliária Das Avenidas Novas, S.A.	Portugal	0.00%	71.45%	100.00%	100.00%	PROPERTY	3	0	2
Inmobiliaria Viagracia, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	106	(3)	24
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	(2)	0	0
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	79.36%	100.00%	100.00%	IT SERVICES	19	0	15
Interfinance Holanda B.V.	Holland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Intermediacion y Servicios Tecnológicos, S.A.	Spain	0.00%	100.00%	100.00%	—	SERVICES	2	0	1
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	332	(5)	329
Inversiones Casado del Alisal, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	(1)	2	0
Inversiones Inmobiliarias Alprosa, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	414	1	389
Inversiones Inmobiliarias Canvives, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	PROPERTY	2,770	(1,176)	1,590
Inversiones Inmobiliarias Cedaceros, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	(25)	(4)	0
Inversiones Inmobiliarias Elencia, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Inversiones Inmobiliarias Gercebio, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	(10)	(1)	0
Inversiones Inmobiliarias Inagua, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Inversiones Inmobiliarias Jeráguilas, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	(27)	(5)	0
Inversiones Inmobiliarias Linara, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Inversiones Inmobiliarias Popsol, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	3	0	3
Inversiones Inmobiliarias Tamadaba, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	53	(23)	31
Inversiones Inmobiliarias Tamdab, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Inversiones Inmobiliarias Valabia, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE	18	(2)	4
Ipanema Empreendimentos e Participações S.A.	Brazil	0.00%	62.77%	70.00%	—	COLLECTION SERVICES	0	0	0
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	100.00%	FINANCE SERVICES	4	1	2
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SERVICES	15	5	22
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES	22	6	20
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES	7	0	7
Isban México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT SERVICES	32	2	38
Isla de los Buques, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE	1	0	0
La Toja, S.A.	Spain	0.00%	86.22%	86.22%	—	HOTEL	36	0	27
La Unión Resinera Española, S.A. en liquidación (j)	Spain	76.79%	19.55%	96.35%	96.35%	CHEMISTRY	9	0	8
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	(20)	0
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton PECOH Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2012-1) PLC (j)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURAL AND LIVESTOCK	28	0	16
Las Albaryzas de Otura, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	0	0	0
Limatesa Gestión de Servicios Integrales, S.L.	Spain	0.00%	100.00%	100.00%	—	FINANCE	0	0	0
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FACTORING	0	0	0
Luri 1, S.A. (m)	Spain	31.00%	0.00%	31.00%	31.00%	PROPERTY	18	(2)	5
Luri 2, S.A. (j) (m)	Spain	30.00%	0.00%	30.00%	30.00%	PROPERTY	4	0	0
Luri 4, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	1	4	2
Luri 6, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE INVESTMENT	1,234	60	1,433
MAC No. 1 Limited (i)	United Kingdom	—	(b )	—	—	MORTGAGE	0	0	0
Manberor, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY	(90)	0	0
Marina Golf, S.L.	Spain	0.00%	100.00%	100.00%	—	SPORTS EXPLOITATION	(3)	(1)	0
Master Red Europa, S.L.	Spain	68.80%	27.54%	96.34%	68.80%	CARDS	1	0	1
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	PROPERTY	0	0	0
Meglahe, S.A.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	0	0	0
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY	0	0	1

7

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Merlion Aviation One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	28	6	0
Metrovacesa Inmuebles y Promociones, S.L.	Spain	0.00%	71.45%	100.00%	100.00%	PROPERTY	32	(10)	16
Metrovacesa Promoción y Arrendamiento, S.A.	Spain	0.00%	71.40%	99.93%	70.27%	REAL ESTATE DEVELOPMENT	310	26	240
Metrovacesa, S.A.	Spain	35.90%	35.55%	71.45%	70.27%	REAL ESTATE DEVELOPMENT	2,436	(38)	1,806
Moneybit, S.L.	Spain	100.00%	0.00%	100.00%	—	SERVICES	0	0	0
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	—	FINANCE SERVICES	0	0	0
Motor 2012 Holdings Limited (j)	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2012 PLC (j)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Motor 2014-1 Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2014-1 PLC (j)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	2	(2)	0
Motor 2015-1 Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2015-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	(1)	1	0
Motor 2016-1 Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Motor 2016-1M Ltd	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2017-1 Holdings Limited	United Kingdom	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	—	SECURITISATION	0	0	0
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	6	2	46
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING	21	1	21
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	19	1	17
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	1	2	3
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	—	LEASING	4	0	4
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	LEASING	0	0	0
Newcomar, S.L. en liquidación (j)	Spain	40.00%	40.00%	80.00%	80.00%	REAL ESTATE	1	0	0
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT	94	(1)	94
Novimovest—Fundo de Investimento Imobiliário	Portugal	0.00%	79.40%	79.51%	79.08%	INVESTMENT FUND	329	8	265
Nuberos Retail 1, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	0	0	0
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	4	0	2
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING	231	1	236
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	—	SERVICES	16	(13)	16
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	6	0	11
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	24	(1)	23
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (c)	Ireland	0.00%	54.18%	51.25%	51.25%	FUND MANAGEMENT COMPANY	4	0	0
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (c)	Ireland	0.00%	44.14%	51.62%	51.62%	FUND MANAGEMENT COMPANY	5	0	0
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado) (c)	Bahamas	0.00%	55.62%	56.10%	56.10%	FUND MANAGEMENT COMPANY	43	1	0
Pandantan, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	8	(1)	7
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	1,057	0	893
Pastor Privada Investment 1, S.L.	Spain	0.00%	100.00%	100.00%	—	HOLDING COMPANY	0	0	0
Pastor Privada Investment 2, S.L.	Spain	0.00%	100.00%	100.00%	—	HOLDING COMPANY	(5)	(2)	0
Pastor Privada Investment 3, S.L.	Spain	0.00%	50.00%	50.00%	—	HOLDING COMPANY	0	0	0
Pastor Vida, S.A. de Seguros y Reaseguros	Spain	0.00%	100.00%	100.00%	—	INSURANCE	39	1	40
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	PROPERTY	105	(1)	104
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY	43	7	4
Phoenix C1 Aviation Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	1	1	0
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Platja Amplaries, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	(175)	(3)	0
Popular Banca Privada, S.A.	Spain	0.00%	100.00%	100.00%	—	BANKING	80	(2)	63
Popular Bolsa S.V., S.A.	Spain	0.00%	100.00%	100.00%	—	BROKERAGE	6	1	6

8

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Popular Capital, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE	1	2	0
Popular Consumer Finance, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE	0	0	0
Popular de Mediación, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	INSURANCE BROKERAGE	2	0	2
Popular de Participaciones Financieras, S.A.	Spain	0.00%	100.00%	100.00%	—	VENTURE CAPITAL	41	0	36
Popular de Renting, S.A.	Spain	0.00%	100.00%	100.00%	—	RENTING	7	1	3
Popular Gestão de Activos, S.A.	Portugal	0.00%	100.00%	100.00%	—	MANAGEMENT OF FUNDS AND PORTFOLIOS	2	0	2
Popular Gestión Privada S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	—	MANAGEMENT OF FUNDS AND PORTFOLIOS	7	0	4
Popular Operaciones, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE	0	0	0
Popular Seguros, S.A.	Portugal	0.00%	84.07%	84.07%	—	INSURANCE	9	1	6
Popularcompras, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	INTERNET	0	0	0
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET	0	0	0
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Portal Universia, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	INTERNET	1	0	1
Premier Credit S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE ADVISORY	1	0	2
Prime Auto Issuance Notes Trust 2017-C	United States	—	(b )	—	—	SECURITISATION	0	0	0
Primestar Servicing, S.A.	Portugal	0.00%	79.88%	80.00%	—	REAL ESTATE	4	(1)	8
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	100.00%	SERVICES	193	11	202
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT SERVICES	11	1	4
Programa Multi Sponsor PMS, S.A. (j)	Spain	50.00%	50.00%	100.00%	100.00%	ADVERTISING	3	2	1
Promoción Social de Viviendas, S.A.	Spain	0.00%	91.84%	91.84%	—	PROPERTY	1	0	1
Promociones Vallebramen, S.L.	Spain	0.00%	71.45%	100.00%	100.00%	PROPERTY	(27)	7	0
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	BANKING	401	47	219
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	BANKING	1,001	184	463
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.80%	100.00%	100.00%	FINANCE	1	0	0
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	FINANCE	94	14	42
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.80%	50.00%	50.00%	FINANCE	29	2	11
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	LEASING	25	8	15
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	FINANCE	306	37	123
PSA Financial Services Nederland B.V.	Holland	0.00%	50.00%	50.00%	50.00%	FINANCE	50	10	20
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	FINANCE	361	64	174
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING	28	(10)	17
Read Leaf Holding	United States	0.00%	100.00%	100.00%	—	REAL ESTATE	67	0	50
Recovery Team, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	—	FINANCE	77	0	113
Retop S.A. (f)	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE	12	18	63
Riobank International (Uruguay) SAIFE (j)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING	0	0	0
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	RENTING	(1)	0	0
Roc Shipping One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	0	(1)	0
Rojo Entretenimento S.A.	Brazil	0.00%	84.83%	94.60%	—	SERVICES	40	2	33
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY	3	14	161
SAM Brasil Participações S.A.	Brazil	1.00%	99.00%	100.00%	50.50%	HOLDING COMPANY	35	1	38
SAM Finance Lux S.à r.l.	Luxembourg	0.00%	100.00%	100.00%	50.00%	MANAGER	4	0	2
SAM Investment Holdings Limited (n)	Jersey	0.00%	100.00%	100.00%	50.00%	HOLDING COMPANY	896	711	1,551
SAM UK Investment Holdings Limited	United Kingdom	81.08%	18.92%	100.00%	100.00%	HOLDING COMPANY	637	53	585
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	HOLDING COMPANY	104	29	89
Saninv—Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Santander (CF Trustee) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Santander (UK) Group Pension Schemes Trustees Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Santander Agente de Valores Limitada	Chile	0.00%	67.44%	100.00%	100.00%	BROKERAGE	36	18	37
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	97.95%	0.58%	98.54%	73.41%	REAL ESTATE INVESTMENT	24	(1)	23

9

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Santander Ahorro Inmobiliario 2, S.I.I., S.A.	Spain	99.13%	0.78%	99.91%	95.22%	REAL ESTATE INVESTMENT	24	(2)	23
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	51	4	0
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	199	39	164
Santander Asset Management—Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	26	1	26
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	SECURITIES INVESTMENT	4	(10)	0
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY	3	1	0
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	49.99%	FUND MANAGEMENT COMPANY	16	12	132
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	50.00%	HOLDING COMPANY	193	719	186
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	50.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS	31	29	201
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	50.00%	MANAGER	1	2	9
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY	30	51	176
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES	4	1	1
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE SERVICES	1	0	1
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	876	3	879
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING	792	4	403
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	BANKING	11,091	184	11,276
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.67%	100.00%	100.00%	SERVICES	34	25	53
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	50.50%	MANAGER	37	0	37
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	50.00%	REAL ESTATE INVESTMENT	488	71	576
Santander Brasil, EFC, S.A.	Spain	0.00%	89.67%	100.00%	100.00%	FINANCE	760	6	685
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL	12	(1)	8
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	TRADE	7	0	0
Santander Capitalização S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	INSURANCE	32	27	50
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS	(8)	0	0
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	CARDS	104	0	104
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	162	0	121
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.84%	99.83%	HOLDING COMPANY	1,426	269	1,434
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVICE	7	1	4
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	507	99	293
Santander Consumer ABS Funding 3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(26)	(34)	0
Santander Consumer Auto Receivables Funding 2011-A LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	259	19	0
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(15)	(18)	0
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(11)	27	0
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	204	104	0
Santander Consumer Auto Receivables Funding 2014-B2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	16	6	0
Santander Consumer Auto Receivables Funding 2014-B5 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	35	10	0
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	50	9	0
Santander Consumer Auto Receivables Funding 2015-L1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	15	4	0
Santander Consumer Auto Receivables Funding 2015-L2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	18	5	0
Santander Consumer Auto Receivables Funding 2015-L3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	27	17	0
Santander Consumer Auto Receivables Funding 2015-L4 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	23	25	0
Santander Consumer Auto Receivables Funding 2016-B1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(25)	11	0
Santander Consumer Auto Receivables Funding 2016-B2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(35)	19	0
Santander Consumer Auto Receivables Funding 2016-B3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(39)	11	0
Santander Consumer Auto Receivables Funding 2016-B4 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(36)	20	0
Santander Consumer Auto Receivables Funding 2016-L1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	10	19	0
Santander Consumer Auto Receivables Funding 2016-L2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	10	12	0

10

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Santander Consumer Auto Receivables Funding 2016-L3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	4	4	0
Santander Consumer Auto Receivables Funding 2016-L4 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	4	5	0
Santander Consumer Auto Receivables Funding 2017-L1 LLC	United States	0.00%	68.12%	100.00%	—	FINANCE	0	7	0
Santander Consumer Auto Receivables Funding 2017-L2 LLC	United States	0.00%	68.12%	100.00%	—	FINANCE	0	3	0
Santander Consumer Auto Receivables Funding 2017-L3 LLC	United States	0.00%	68.12%	100.00%	—	FINANCE	0	2	0
Santander Consumer Auto Receivables Funding 2017-L4 LLC	United States	0.00%	68.12%	100.00%	—	FINANCE	0	52	0
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	68.12%	100.00%	—	NO ACTIVITY	0	0	0
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING	3,063	392	4,820
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE	1,740	286	1,770
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	BANKING	334	41	363
Santander Consumer Bank S.A.	Poland	0.00%	81.61%	100.00%	100.00%	BANKING	608	155	525
Santander Consumer Bank S.A.	Belgium	0.00%	100.00%	100.00%	100.00%	BANKING	1,165	20	1,170
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	BANKING	663	80	603
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	BANKING	487	20	490
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE	61	17	17
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	(35)	0	0
Santander Consumer Finance Benelux B.V.	Holland	0.00%	100.00%	100.00%	100.00%	FINANCE	109	31	190
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	—	IT SERVICES	5	0	5
Santander Consumer Finance Media S.r.l.—in liquidazione (j)	Italy	0.00%	65.00%	65.00%	65.00%	FINANCE	7	0	5
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE	162	52	130
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	100.00%	BANKING	9,974	463	7,328
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	81.61%	100.00%	100.00%	SERVICES	16	0	13
Santander Consumer Funding 5 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	4	(10)	0
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	364	41	518
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	4,516	236	5,677
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	68.12%	100.00%	100.00%	SERVICES	50	85	92
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING	20	49	101
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	INSURANCE MEDIATIONS	0	0	0
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	81.61%	100.00%	100.00%	LEASING	21	3	5
Santander Consumer Receivables 10 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	563	118	0
Santander Consumer Receivables 11 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	148	75	0
Santander Consumer Receivables 12 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	(14)	34	0
Santander Consumer Receivables 3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	207	(3)	0
Santander Consumer Receivables 7 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	233	54	0
Santander Consumer Receivables Funding LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	0	0	0
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASING	34	2	39
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FINANCE	4	1	5
Santander Consumer USA Holdings Inc.	United States	0.00%	68.12%	68.12%	58.79%	HOLDING COMPANY	4413	990	4,498
Santander Consumer USA Inc.	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	3395	209	2,455
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE	515	113	505
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander Mexico	Mexico	0.00%	75.06%	100.00%	100.00%	CARDS	572	102	506
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	INSURANCE BROKERAGE	88	2	61
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	BROKERAGE	56	2	48
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	BROKERAGE	141	1	128
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	HOLDING COMPANY	541	13	511
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	5	2	2
Santander Drive Auto Receivables LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	1	0	0
Santander Drive Auto Receivables Trust 2013-3	United States	—	(b )	—	—	SECURITISATION	200	13	0
Santander Drive Auto Receivables Trust 2013-4	United States	—	(b )	—	—	SECURITISATION	62	8	0
Santander Drive Auto Receivables Trust 2013-5	United States	—	(b )	—	—	SECURITISATION	106	22	0
Santander Drive Auto Receivables Trust 2013-A	United States	—	(b )	—	—	SECURITISATION	43	8	0
Santander Drive Auto Receivables Trust 2014-1	United States	—	(b )	—	—	SECURITISATION	108	24	0

11

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Santander Drive Auto Receivables Trust 2014-2	United States	—	(b )	—	—	SECURITISATION	90	22	0
Santander Drive Auto Receivables Trust 2014-3	United States	—	(b )	—	—	SECURITISATION	73	24	0
Santander Drive Auto Receivables Trust 2014-4	United States	—	(b )	—	—	SECURITISATION	42	27	0
Santander Drive Auto Receivables Trust 2014-5	United States	—	(b )	—	—	SECURITISATION	26	21	0
Santander Drive Auto Receivables Trust 2015-1	United States	—	(b )	—	—	SECURITISATION	30	33	0
Santander Drive Auto Receivables Trust 2015-2	United States	—	(b )	—	—	SECURITISATION	18	32	0
Santander Drive Auto Receivables Trust 2015-3	United States	—	(b )	—	—	SECURITISATION	6	28	0
Santander Drive Auto Receivables Trust 2015-4	United States	—	(b )	—	—	SECURITISATION	(13)	35	0
Santander Drive Auto Receivables Trust 2015-5	United States	—	(b )	—	—	SECURITISATION	(11)	36	0
Santander Drive Auto Receivables Trust 2015-S5	United States	—	(b )	—	—	SECURITISATION	(2)	0	0
Santander Drive Auto Receivables Trust 2015-S6	United States	—	(b )	—	—	SECURITISATION	(1)	0	0
Santander Drive Auto Receivables Trust 2015-S7	United States	—	(b )	—	—	SECURITISATION	(4)	(1)	0
Santander Drive Auto Receivables Trust 2016-1	United States	—	(b )	—	—	SECURITISATION	(42)	40	0
Santander Drive Auto Receivables Trust 2016-2	United States	—	(b )	—	—	SECURITISATION	(64)	55	0
Santander Drive Auto Receivables Trust 2016-3	United States	—	(b )	—	—	SECURITISATION	(116)	89	0
Santander Drive Auto Receivables Trust 2017-1	United States	—	(b )	—	—	SECURITISATION	0	(49)	0
Santander Drive Auto Receivables Trust 2017-2	United States	—	(b )	—	—	SECURITISATION	0	(71)	0
Santander Drive Auto Receivables Trust 2017-3	United States	—	(b )	—	—	SECURITISATION	0	(82)	0
Santander Drive Auto Receivables Trust 2018-1	United States	0.00%	68.12%	100.00%	—	NO ACTIVITY	0	0	0
Santander Energías Renovables I, S.C.R., S.A.	Spain	59.66%	0.00%	59.66%	56.76%	VENTURE CAPITAL	7	0	3
Santander Envíos, S.A. (j)	Spain	100.00%	0.00%	100.00%	100.00%	MONEY TRANSFERS SERVICES	3	0	1
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	45	2	47
Santander España Merchant Services, Entidad de Pago, S.L.	Spain	100.00%	0.00%	100.00%	49.00%	PAYMENT SERVICES	203	0	179
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY	5	(1)	0
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	FACTORING	44	2	45
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING	519	51	126
Santander FI Hedge Strategies	Ireland	0.00%	89.67%	100.00%	100.00%	INVESTMENT COMPANY	466	4	421
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES	1	0	1
Santander Finance Arrendamento Mercantil S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	LEASING	93	5	73
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE	3	0	0
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	FINANCE	266	0	266
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	SECURITISATION	91	(7)	84
Santander Fund Administration, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	3	(1)	3
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior (o)	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	122	16	135
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior (g)	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	340	23	459
Santander Fundo de Investimento em Cotas de Fundos de Investimento Contract i Referenciado DI (f)	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	57	12	190
Santander Fundo de Investimento Financial Curto Prazo (e)	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	2,319	298	2,441
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	77	15	83
Santander Fundo de Investimento Renda Fixa Capitalization (e)	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	147	21	193
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado (h)	Brazil	0.00%	82.76%	100.00%	100.00%	INVESTMENT FUND	239	9	222
Santander Fundo de Investimento Unix Multimercado Crédito Privado (o)	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	74	12	83
Santander GBM Secured Financing Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	5	(4)	0
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	FINANCE SERVICES	3	1	4
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	7	(1)	6
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT	88	2	93
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	281	(13)	250
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT	258	0	255
Santander Global Services, S.A. (j)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0

12

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORTS ACTIVITY	29	(5)	24
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING	4	0	3
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY	3,517	235	2,555
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	17,368	443	12,208
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.06%	100.00%	—	FINANCE	2	0	2
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE	17	1	6
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	INSURANCE	1	0	1
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	ASSET MANAGEMENT	39	1	40
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	19	1	18
Santander International Products, Plc.	Ireland	99.99%	0.01%	100.00%	100.00%	FINANCE	1	0	0
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,551	217	1,032
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING	958	0	899
Santander Investment Bolsa, Sociedad de Valores, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	BROKERAGE	192	7	197
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE	568	18	321
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	219	0	27
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE	0	0	0
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	BROKERAGE	198	19	217
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING	191	63	186
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS	7	7	6
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING	79	10	35
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.67%	99.99%	99.99%	LEASING	1,446	121	1,315
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING	14	(2)	13
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MORTGAGE	213	9	223
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	96.70%	3.30%	100.00%	100.00%	INSURANCE MEDIATION	4	0	2
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE	1	0	2
Santander Operaciones, S.L.	Spain	100.00%	0.00%	100.00%	—	SERVICES	18	0	18
Santander Paraty Qif PLC	Ireland	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND	0	0	0
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	50.00%	PENSION FUND MANAGEMENT COMPANY	25	20	127
Santander Pensões—Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	4	0	4
Santander Prime Auto Issuance Notes Trust 2017-A	United States	—	(b )	—	—	SECURITISATION	0	(17)	0
Santander Prime Auto Issuance Notes Trust 2017-B	United States	—	(b )	—	—	SECURITISATION	0	0	0
Santander Prime Auto Issuance Notes Trust 2017-C	United States	—	(b )	—	—	SECURITISATION	0	0	0
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	43	8	35
Santander Private Banking s.p.a. in Liquidazione (j)	Italy	100.00%	0.00%	100.00%	100.00%	FINANCE	40	(1)	39
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY	287	0	392
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	PROPERTY	5	0	4
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	10	1	11
Santander Real Estate, S.G.I.I.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	119	0	118
Santander Retail Auto Lease Funding LLC	United States	0.00%	68.12%	100.00%	—	SECURITISATION	0	0	0
Santander Retail Auto Lease Trust 2017-A	United States	—	(b )	—	—	SECURITISATION	0	53	0
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY	1	1	3

13

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES	0	0	0
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	BROKERAGE	4	3	6
Santander RSPE 11 LLC	United States	0.00%	68.12%	100.00%	100.00%	NO ACTIVITY	0	0	0
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	FUND MANAGEMENT COMPANY	1	0	0
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	BROKERAGE	58	(36)	23
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	BROKERAGE	222	23	230
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	239	22	272
Santander Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	—	FINANCE	7	(1)	7
Santander Securities Services, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BANKING	462	51	372
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE	1,091	76	1,188
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES	2	0	1
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.06%	100.00%	100.00%	SERVICES	3	1	3
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE SERVICES	2	0	1
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	PRECIOUS METAL COMMERCE	126	0	126
Santander Tecnología y Operaciones A.E.I.E. (j)	Spain	—	(b )	—	—	SERVICES	0	(7)	0
Santander Tecnología, S.L.	Spain	100.00%	0.00%	100.00%	—	SERVICES	35	0	35
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.90%	100.00%	100.00%	INSURANCE	85	5	47
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.90%	99.90%	99.90%	HOLDING COMPANY	3,362	448	3,923
Santander Trade Services Limited	Hong Kong	0.00%	100.00%	100.00%	100.00%	INACTIVE	16	0	16
Santander UK Foundation Limited	United Kingdom	—	(b )	—	—	CHARITY SERVICES	0	0	0
Santander UK Group Holdings plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE	14,259	743	20,330
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE	49	0	45
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES	10	7	0
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING	14,958	1,008	15,006
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	COMPUTER SERVICES	16	5	0
Santander Vivienda, S.A. de C.V., S.O.F.O.M.,E.R., Grupo Financiero Santander México	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE	290	23	235
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	—	(b )	—	—	SECURITISATION	5	0	0
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda. (j)	Portugal	0.00%	99.85%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	HOLDING COMPANY	6,314	617	6,461
SC Austria Finance 2013-1 S.A.	Luxembourg	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2011-1 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2011-2 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2013-1 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2013-2 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2014-1 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2016-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2013-1 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2015-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2017-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	—	(b )	—	—	SECURITISATION	0	0	0
SC Poland Consumer 16-1 Sp. z o.o.	Poland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinta Limited (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto I Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0

14

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
SCF Ajoneuvohallinto II Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	—	REAL ESTATE MANAGEMENT	0	0	0
SCF Rahoituspalvelut 2013 Designated Activity Company (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut I Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut II Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCFI Ajoneuvohallinto Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCFI Rahoituspalvelut Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Secucor Finance 2013-I Designated Activity Company (q)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	50	7	56
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	PROPERTY	50	(2)	48
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY	2	0	1
Servicios Corporativos Seguros Serfin, S.A. de C.V. (j)	Mexico	0.00%	85.30%	100.00%	100.00%	SERVICES	0	0	0
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	FINANCE	24	2	7
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	18	0	17
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	277	9	286
Silk Finance No. 4	Portugal	—	(b )	—	—	SECURITISATION	(5)	(1)	0
Sistema 4B, S.L. (consolidado)	Spain	68.80%	27.54%	96.34%	68.80%	CARDS	1	0	1
Sobrinos de José Pastor Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	—	HOLDING COMPANY	(16)	(24)	0
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISALS	1	2	1
Socur, S.A. (f)	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE	35	27	59
Sol Orchard Imperial 1 LLC (c)	United States	0.00%	81.90%	100.00%	100.00%	ELECTRICITY PRODUCTION	30	1	33
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY	0	0	0
SOV APEX LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	34,281	510	34,791
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	100.00%	FINANCE	4	0	4
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	34	0	35
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	118	1	120
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCE SERVICES	119	3	122
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	6,611	78	6,689
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	NO ACTIVITY	47	0	47
Sovereign Spirit Limited (n)	Bermuda	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
SPAIN Revolving Funding LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE	0	(36)	0
Sterrebeeck B.V.	Holland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	4,142	688	11,232
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT	5	(2)	5
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	PAYMENT SERVICES	10	0	11
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION	4	1	0
Svensk Autofinans 1 Limited (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Svensk Autofinans WH 1 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	52	(52)	0
Taler Real Estate, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	4	(9)	143
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	HOLDING COMPANY	56	0	0
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY	3,068	258	2,567
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE	14	0	14
The National & Provincial Building Society Pension Fund Trustees Limited (d) (j)	United Kingdom	—	(b )	—	—	ASSET MANAGEMENT	0	0	0
Tiffany Investments, S.L.	Spain	0.00%	100.00%	100.00%	—	FINANCE	(23)	6	0
Time Retail Finance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	33	0	20
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY	1	0	1
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	79.36%	100.00%	100.00%	MARKETING	1	0	1
Tornquist Asesores de Seguros S.A. (j)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES	0	0	0

15

		% of ownership held by the bank		% of voting power (k)			Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Capital + reserves	Net results	Carrying amount
Total Sunset Inc.	United States	0.00%	100.00%	100.00%	—	NO ACTIVITY	0	0	0
TotalBank	United States	0.00%	100.00%	100.00%	—	BANKING	280	20	222
Totta (Ireland), PLC (h)	Ireland	0.00%	99.85%	100.00%	100.00%	FINANCE	450	108	450
Totta Urbe—Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	REAL ESTATE	116	2	100
Trade Maps 3 Hong Kong Limited	Hong Kong	—	(b )	—	—	SECURITISATION	0	0	0
Trade Maps 3 Ireland Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	RENTING	15	0	14
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	LEASING	39	6	17
Trentis Retail, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	0	0	0
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES	1	0	1
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Chile S.A.	Chile	0.00%	86.72%	86.72%	86.60%	INTERNET	1	0	0
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	24	(12)	19
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Perú, S.A.	Peru	0.00%	96.51%	96.51%	96.51%	INTERNET	0	0	0
Universia Puerto Rico, Inc. (j)	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET	1	(1)	0
Urbanizadora Española, S.A.	Spain	0.00%	97.74%	97.74%	—	REAL ESTATE	14	0	11
Vailen Management, S.L.	Spain	0.00%	71.40%	100.00%	100.00%	REAL ESTATE	0	0	0
Velázquez, 34, S.A.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	(14)	0	0
Vilamar Gestion, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE	(49)	(39)	0
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO ASSETMANAGEMENT	0	0	0
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	(942)	0	0
Wave SME Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	—	HOLDING COMPANY	0	0	0
Wave SME Technology Limited	United Kingdom	0.00%	100.00%	100.00%	—	TECHNOLOGY SERVICES	0	0	0
Wave SME UK Limited	United Kingdom	0.00%	100.00%	100.00%	—	FINANCE	0	0	0
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	8	0	8
Webcasas, S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	INTERNET	6	0	5
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	NO ACTIVITY	0	0	0
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	LEASING	10	1	9

(a)

amount per provisional books of each company as of the date of publication of these annexes, generally referred to December 31, 2017 without considering, where appropriate, the interest dividends that has been made in the year. In the carrying amount (net cost of provision), the Group’s ownership percentage has been applied to the number of each of the holders, without considering the impairment of goodwill incurred in the consolidation process. The Data from foreign companies are converted in to euros at the exchange rate at the end of the period.

(b)	companies over which effective control is exercised.
(c)	data from the latest approved financial statement as at December 31, 2016.
(d)	data from the latest approved financial statement as at March 31, 2017.
(e)	data from the latest approved financial statement as at June 30, 2017.
(f)	data from the latest approved financial statement as at 30 September 2017.
(g)	data from the latest approved financial statement as at July 31, 2017.
(h)	data from the latest approved financial statement as at November 30, 2017.
(i)	data from the latest approved financial statement as at August 31, 2017.
(j)	company in liquidation at 31 December 2017.
(k)

pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(l)	company merged in the absence of registration.
(m)	see note 2.b.ii and 2.b.iii
(n)	company resident in the UK for tax purposes.
(o)	data from the latest approved financial statement as at February 28, 2017.
(p)	data from the latest approved financial statement as at May 31, 2017.
(q)	data from the latest approved financial statement as at January 31, 2017.
(r)	data from the latest available approved financial statement as at December 31 2000.
(s)	data from the latest approved financial statement as at October 31 2017.
(1)	companies issuing shares and preference shares are listed in annex III, together with other relevant information.

16

Appendix II

Societies of which the Group owns more than 5% (g), entities associated with Grupo Santander and jointly controlled entities

		% of ownership held by the bank		% of voting power (k)				Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Type of company	Assets	Capital + reserves	Net results
3E1 Sp. z o.o (b)	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	—	7	1	(3)
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	PAYMENTS AND COLLECTIONS SERVICES	Associated	70	19	2
Aegon Santander Portugal Não Vida—Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled	21	14	0
Aegon Santander Portugal Vida—Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled	92	19	6
Aeroplan—Sociedade Construtora de Aeroportos, Lda. (e)	Portugal	0.00%	19.97%	20.00%	20.00%	NO ACTIVITY	—	0	0	0
Aguas de Fuensanta, S.A. (e)	Spain	36.78%	0.00%	36.78%	36.78%	FOOD	Associated	24	(40)	0
Alawwal Bank (consolidado) (b)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	—	23,849	2,678	242
Aliseda Servicios de Gestión Inmobiliaria, S.L.	Spain	0.00%	49.00%	49.00%	—	REAL ESTATE	—	582	257	18
Allianz Popular, S.L. (Consolidado)	Spain	0.00%	40.00%	40.00%	—	INSURANCE	—	1,053	119	108
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associated	3	4	(2)
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associated	10	4	10
Attijariwafa Bank Société Anonyme (consolidado) (b)	Morocco	0.00%	5.26%	5.26%	5.26%	BANKING	—	38,213	3,722	504
Autopistas del Sol S.A. (b)	Argentina	0.00%	14.17%	14.17%	14.17%	MOTORWAY CONCESSION	—	54	8	13
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A. (b)	Poland	0.00%	6.93%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—	99	69	22
Aviva Towarzystwo Ubezpieczeń na Życie S.A. (b)	Poland	0.00%	6.93%	10.00%	10.00%	INSURANCE	—	3,638	256	126
Banco RCI Brasil S.A.	Brazil	0.00%	35.77%	39.89%	39.89%	LEASING	Jointly controlled	2,595	245	27
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	FINANCIAL	Associated	603	104	2
Bank of Shanghai Co., Ltd. (consolidado) (b)	China	6.48%	0.00%	6.48%	6.48%	BANKING	—	224,921	13,055	1,836
Benim—Sociedade Imobiliária, S.A. (consolidado) (b)	Portugal	0.00%	25.77%	25.81%	25.81%	REAL ESTATE	Associated	11	7	0
BZ WBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.98%	49.00%	49.00%	INSURANCE	Associated	233	14	11
BZ WBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	33.98%	49.00%	49.00%	INSURANCE	Associated	120	38	18
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	MANAGER OF VENTURE CAPITAL	Associated	0	0	0
Carnes Estellés, S.A. (e)	Spain	21.41%	0.00%	21.41%	21.41%	FOOD INDUSTRY	Associated	0	0	0
CCPT—ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	REAL ESTATE SERVICES	Jointly controlled	1	0	0
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated	9	6	1
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A. (b)	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associated	3	2	0
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated	747	77	22
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated	1,332	168	41
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	SERVICES	Associated	8	1	1
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	33.78%	39.74%	39.74%	COLLECTION SERVICES	Jointly controlled	7	6	0
Comder Contraparte Central S.A	Chile	0.00%	7.54%	11.23%	11.23%	FINANCIAL SERVICES	Associated	21	15	2
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled	1	(1)	0
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado) (b)	Spain	20.53%	0.55%	21.08%	21.08%	CREDIT INSURANCE	—	784	359	29
Compañía Española de Viviendas en Alquiler, S.A.	Spain	0.00%	24.07%	24.07%	—	PROPERTY	—	217	114	7
Condesa Tubos, S.L. (b)	Spain	30.61%	0.00%	30.61%	30.61%	SERVICES	—	301	(15)	(39)
Corridor Texas Holdings LLC (consolidado) (b)	United States	0.00%	32.61%	32.61%	32.61%	HOLDING COMPANY	—	169	181	11
Eko Energy Sp. z o.o (b)	Poland	0.00%	13.13%	22.00%	22.00%	ELECTRICITY PRODUCTION	—	39	14	(17)

1

		% of ownership held by the bank		% of voting power (k)				Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Type of company	Assets	Capital + reserves	Net results
Euro Automatic Cash Entidad de Pago, S.L.	Spain	0.00%	50.00%	50.00%	—	PAYMENT SERVICES	—	102	72	11
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (b) (e)	Portugal	0.00%	36.57%	36.62%	36.62%	PROPERTY	—	0	(1)	0
Farma Wiatrowa Jablowo Sp. z o.o (b)	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	—	0	0	0
FC2Egestión, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled	0	0	0
Federal Home Loan Bank of Pittsburgh (b)	United States	0.00%	6.33%	6.33%	8.66%	BANKING	—	84,433	3,780	217
Federal Reserve Bank of Boston (b)	United States	0.00%	30.44%	30.44%	30.44%	BANKING	—	91,797	1,444	18
FIDC RCI Brasil I—Financiamento de Veículos (c)	Brazil	—	(h )	—	—	SECURITISATION	Jointly controlled	139	120	17
FIDC RN Brasil—Financiamento de Veículos	Brazil	—	(h )	—	—	SECURITISATION	Jointly controlled	96	81	14
Fondo de Titulización RMBS Prado V	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	4,267	0	0
Fondo de Titulización de Activos RMBS Prado I	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	394	0	0
Fondo de Titulización de Activos UCI 11	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	196	0	0
Fondo de Titulización de Activos UCI 14	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	524	0	0
Fondo de Titulización de Activos UCI 15	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	619	0	0
Fondo de Titulización de Activos UCI 16	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	862	0	0
Fondo de Titulización de Activos UCI 17	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	731	(6)	0
Fondo de Titulización de Activos UCI 18	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	798	(7)	0
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	118	0	0
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	279	0	0
Fondo de Titulización RMBS Prado II	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	500	0	0
Fondo de Titulización RMBS Prado III	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	400	0	0
Fondo de Titulización RMBS Prado IV	Spain	—	(h )	—	—	SECURITISATION	Jointly controlled	391	0	0
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	FINANCIAL	Jointly controlled	2,035	172	49
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	PROPERTY	Associated	0	1	0
Generación Andina S.A.C.	Peru	0.00%	49.78%	49.78%	49.78%	ELECTRICITY PRODUCTION	Jointly controlled	71	0	(6)
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	17.93%	20.00%	—	COLLECTION SERVICES	Jointly controlled	42	43	(6)
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated	136	15	16
Grupo Alimentario de Exclusivas, S.A. (e)	Spain	40.53%	0.00%	40.53%	40.53%	FOOD INDUSTRY	Associated	0	0	0
Grupo Financiero Ve Por Más, S.A. de C.V. (consolidado)	Mexico	0.00%	24.99%	24.99%	—	FINANCIAL SERVICES	—	2,035	180	10
HCUK Auto Funding 2015 Ltd	United Kingdom	—	(h )	—	—	SECURITISATION	Jointly controlled	0	0	0
HCUK Auto Funding 2016-1 Ltd	United Kingdom	—	(h )	—	—	SECURITISATION	Jointly controlled	338	0	0
HCUK Auto Funding 2017-1 Ltd	United Kingdom	—	(h )	—	—	SECURITISATION	Jointly controlled	169	0	0
HCUK Auto Funding 2017-2 Ltd	United Kingdom	—	(h )	—	—	SECURITISATION	Jointly controlled	171	0	0
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	FINANCE	Jointly controlled	2,140	124	32
Iberalbión, A.I.E.	Spain	0.00%	49.00%	49.00%	—	SERVICES	—	2	0	0
IM Tarjetas 1 Fondo de Titulización de Activos	Spain	0.00%	49.00%	49.00%	—	SECURITISATION	—	0	0	0
Imperial Holding S.C.A. (e) (i)	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—	0	(113)	0
Imperial Management S.à r.l. (b) (e)	Luxembourg	0.00%	40.20%	40.20%	40.20%	HOLDING COMPANY	—	0	0	0
Inbond Inversiones 2014, S.L. (b)	Spain	40.00%	0.00%	40.00%	40.00%	FINANCIAL STUDIES	Jointly controlled	226	222	3
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	IT SYSTEM	Jointly controlled	3	(2)	(1)
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—	39	39	0
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	—	PROPERTY	—	0	0	0
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	—	PROPERTY	—	1	1	0
Inversiones en Resorts Mediterráneos, S.L. (e)	Spain	0.00%	43.28%	43.28%	—	PROPERTY	—	0	(1)	(1)
Inversiones Ibersuizas, S.A. (b)	Spain	8.00%	17.42%	25.42%	—	VENTURE CAPITAL	—	23	18	9

2

		% of ownership held by the bank		% of voting power (k)				Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Type of company	Assets	Capital + reserves	Net results
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated	421	352	69
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated	384	306	58
Invico S.A. (b)	Poland	0.00%	14.62%	21.09%	21.09%	TRADE	—	2	(3)	(1)
J.C. Flowers I L.P. (b)	United States	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	—	2	(2)	3
J.C. Flowers II-A L.P. (b)	Canada	0.00%	69.40%	4.43%	4.43%	HOLDING COMPANY	—	35	35	(1)
JCF AIV P L.P. (b)	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	—	57	56	1
JCF BIN II-A (d)	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	—	2	2	0
JCF II-A AIV K L.P. (b)	Canada	0.00%	69.52%	0.00%	0.00%	HOLDING COMPANY	—	4	3	1
JCF II-A Special AIV K L.P. (b)	Canada	0.00%	72.29%	4.99%	4.99%	HOLDING COMPANY	—	4	3	1
Jupiter III L.P. (k)	Canada	0.00%	96.45%	4.99%	—	HOLDING COMPANY	—	—	—	—
Luri 3, S.A.	Spain	0.81%	9.19%	10.00%	10.00%	PROPERTY	Jointly controlled	2	1	3
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	INVESTMENT FUND	Associated	144	94	4
Massachusetts Business Development Corp. (consolidado) (b)	United States	0.00%	21.60%	21.60%	21.60%	FINANCIE	—	64	9	0
MB Capital Fund IV LLC (b)	United States	0.00%	23.94%	23.94%	—	FINANCE	—	12	8	0
Merlin Properties, SOCIMI, S.A. (consolidado) (b)	Spain	16.86%	5.71%	22.57%	22.38%	PROPERTY	Associated	10,919	4,258	583
New PEL S.à r.l. (b)	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	—	69	68	0
NIB Special Investors IV-A LP (b)	Canada	0.00%	99.70%	4.99%	4.99%	HOLDING COMPANY	—	43	41	2
NIB Special Investors IV-B LP (b)	Canada	0.00%	95.80%	4.99%	4.99%	HOLDING COMPANY	—	14	14	1
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.50%	29.00%	29.00%	HOLDING COMPANY	Associated	31	23	1
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.84%	50.00%	50.00%	BROKERAGE	Jointly controlled	20	12	1
Nowotna Farma Wiatrowa Sp. z o.o (b)	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	—	61	4	1
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.10%	20.19%	23.08%	TECHNOLOGY	—	1	1	0
Olivant Limited (consolidado) (b)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	—	18	14	0
Operadora de Activos Alfa, S.A. De C.V.	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE	Associated	0	0	0
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE	Associated	2	2	0
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	CARDS	Associated	44	15	5
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled	31	0	0
Payever GmbH	Germany	0.00%	10.00%	10.00%	—	SOFTWARE	Associated	1	0	0
Pine Street Capital III (b)	United States	0.00%	22.49%	22.49%	—	INVESTMENT COMPANY	—	2	2	0
POLFUND—Fundusz Poręczeń Kredytowych S.A. (b)	Poland	0.00%	34.67%	50.00%	50.00%	MANAGEMENT COMPANY	Associated	23	20	0
Prisma Medios de Pago S.A.	Argentina	0.00%	17.35%	17.47%	—	SERVICES TO COMPANIES	Associated	638	10	74
Procapital—Investimentos Imobiliários, S.A. (b) (e)	Portugal	0.00%	39.96%	40.00%	40.00%	REAL ESTATE	—	4	(3)	0
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.84%	50.00%	50.00%	INSURANCE	Jointly controlled	1	0	0
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled	107	51	11
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled	43	11	6
PSA UK Number 1 plc	United Kingdom	0.00%	50.00%	50.00%	50.00%	LEASING	Associated	5	5	0
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	SERVICES	Associated	29	9	1
Redsys Servicios de Procesamiento, S.L. (b)	Spain	13.53%	6.47%	20.00%	17.56%	CARDS	Associated	147	32	9
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled	52	(36)	(3)
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	SERVICES	—	3	1	0
Saite, S.A.	Spain	0.00%	50.00%	50.00%	—	REAL ESTATE	—	26	14	2
Saite-Cobal, S.A.	Spain	0.00%	50.00%	50.00%	—	REAL ESTATE	—	5	(11)	0
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled	344	88	12
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled	312	132	18
Saturn Japan II Sub C.V. (b)	Holland	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	—	33	37	(4)
Saturn Japan III Sub C.V. (b)	Holland	0.00%	72.72%	0.00%	0.00%	HOLDING COMPANY	—	160	182	(22)
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.55%	11.25%	11.25%	SERVICES	Associated	24	15	1

3

		% of ownership held by the bank		% of voting power (k)				Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Type of company	Assets	Capital + reserves	Net results
Sistemas Españoles de Tarjeta Inteligente, S.C. (b)	Spain	0.00%	48.17%	50.00%	50.00%	IT SERVICES	—	0	0	0
Sistemas Técnicos de Encofrados, S.A. Unipersonal (consolidado) (b)	Spain	25.15%	0.00%	25.15%	—	BUILDING MATERIALS	—	76	(34)	(3)
Sociedad Conjunta para la emisión y gestión de medios de pago, E.F.C., S.A.	Spain	0.00%	42.50%	42.50%	—	PAYMENT SERVICES	—	93	28	0
Sociedad de Garantía Recíproca de Santander, S.G.R. (b)	Spain	25.50%	0.00%	25.50%	25.50%	FINANCIAL SERVICES	—	16	11	0
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (b)	Spain	16.62%	5.60%	22.22%	16.62%	FINANCIAL SERVICES	—	44,092	3,283	(663)
Sociedad de Procedimientos de Pago, S.L. (b)	Spain	13.60%	4.66%	18.26%	—	PAYMENT SERVICES	—	3	6	(4)
Sociedad Española de Sistemas de Pago, S.L. (b)	Spain	16.24%	6.00%	22.24%	—	PAYMENT SERVICES	—	8	6	1
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	CUSTODY	Associated	5	4	1
Solar Energy Capital Europe S.à r.l. (consolidado) (b)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled	10	1	0
Stephens Ranch Wind Energy Holdco LLC (consolidado) (b)	United States	0.00%	28.80%	28.80%	28.80%	ELECTRICITY PRODUCTION	—	247	243	(2)
Syntheo Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	PAYMENT SERVICES	Jointly controlled	9	8	(4)
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.77%	19.81%	19.81%	SECURITY	Associated	45	34	(10)
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.77%	19.81%	19.81%	TELECOMMUNICATIONS	Associated	26	36	(10)
Tecnologia Bancária S.A.	Brazil	0.00%	17.77%	19.81%	19.81%	ATM	Associated	371	102	11
Teka Industrial, S.A. (consolidado) (b)	Spain	0.00%	9.42%	9.42%	9.42%	HOUSEHOLD APPLIANCES	—	582	175	(13)
Testa Residencial, SOCIMI, S.A. (consolidado)	Spain	13.77%	24.97%	38.74%	46.21%	PROPERTY	Associated	2,352	1,565	80
The OneLife Holding S.à r.l. (consolidado) (b)	Luxembourg	0.00%	5.90%	0.00%	0.00%	HOLDING COMPANY	—	5,230	40	5
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	HOLDING COMPANY	Jointly controlled	572	236	(54)
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associated	2	0	0
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	CARDS	Associated	1,114	67	11
Trindade Fundo de Investimento Imobiliario Fechado	Portugal	0.00%	50.00%	50.00%	—	REAL ESTATE	—	52	41	3
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled	297	75	(4)
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Greece	0.00%	50.00%	50.00%	50.00%	FINANCIAL SERVICES	Jointly controlled	0	0	0
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled	2	(1)	0
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKERAGE	Jointly controlled	0	0	0
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	REAL ESTATE SERVICES	Jointly controlled	2	0	0
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.50%	FINANCE	Associated	348	78	24
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTGAGES	Jointly controlled	12,546	386	10
Urbanizadora Valdepolo I, S.A.	Spain	0.00%	35.73%	50.00%	50.00%	PROPERTY	—	24	(1)	0
Urbanizadora Valdepolo II, S.A.	Spain	0.00%	35.73%	50.00%	50.00%	PROPERTY	—	24	(1)	0
Urbanizadora Valdepolo III, S.A.	Spain	0.00%	35.73%	50.00%	50.00%	PROPERTY	—	24	(1)	0
Urbanizadora Valdepolo IV, S.A.	Spain	0.00%	35.73%	50.00%	50.00%	PROPERTY	—	24	(1)	0
Uro Property Holdings SOCIMI, S.A. (b)	Spain	14.95%	0.00%	14.95%	14.96%	PROPERTY	—	1,667	163	16
Valdicsa, S.A.	Spain	0.00%	23.78%	33.31%	33.00%	PROPERTY	—	3	(1)	0
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	MARKETING	Jointly controlled	0	0	0
Vector Software Factory, S.L. (consolidado) (b)	Spain	0.00%	45.00%	45.00%	45.00%	IT SERVICES	Associated	52	10	0
Venda de Veículos Fundo de Investimento em Direitos Creditórios (c)	Brazil	—	(h )	—	—	SECURITISATION	Jointly controlled	64	56	8
Webmotors S.A.	Brazil	0.00%	62.77%	70.00%	70.00%	SERVICES	Jointly controlled	44	28	7
Wizink Bank, S.A.	Spain	0.00%	49.00%	49.00%	—	BANKING	—	5,209	1,034	110
WiZink Gestión, A.I.E.	Spain	0.00%	49.00%	49.00%	—	FINANCIAL	—	7	0	0
Wizink Mediador, Operador de Banca Seguros Vinculado, S.A.	Spain	0.00%	49.00%	49.00%	—	FINANCIAL	—	21	8	1
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated	12,553	622	181
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated	201	1	41
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated	940	936	185
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated	384	384	153
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associated	1,518	1,510	346

4

		% of ownership held by the bank		% of voting power (k)				Million euros (a)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Type of company	Assets	Capital + reserves	Net results
Zurich Santander Seguros Argentina S.A. (j)	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	62	12	17
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	276	33	52
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	199	35	15
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	580	187	142
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	14	8	1

(a)

amount per provisional books of each company as of the date of publication of these annexes, generally referred to December 31, 2017 without considering, where appropriate, the interest dividends that has been made in the year. In the carrying amount (net cost of provision), the Group’s ownership percentage has been applied to the number of each of the holders, without considering the impairment of goodwill incurred in the consolidation process. The Data from foreign companies are converted in to euros at the exchange rate at the end of the period.

(b)	Data from the latest approved financial statements as at December 31, 2016.
(c)	Data from the latest approved financial statements as at May 31, 2017.
(d)	Data from the latest available approved financial statements as at September 30, 2016.
(e)	company in liquidation to 31 December 2017.
(f)

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent, For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(g)

Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law).

(h)	Companies over which the non-subsidiary investee of the Group exercises effective control
(i)	Data from the latest available approved financial statements as at October 31, 2016.
(j)	Data from the latest available approved financial statements as at June 30, 2017.
(k)	Recent create company without approved financial stataments available.

5

Appendix III

Issuing subsidiaries of shares and preference shares

		% of ownership held by the bank			Millions of Euros (a)
Company	Location	Direct	Indirect	Activity	Capital	Reservations	Cost of Preferred	Results NET
Abbey National Treasury (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	FINANCIAL	0	0	0	0
Emisora Santander España, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCIAL	2	0	0	0
Pastor Participaciones Preferentes, S.A.	Spain	0.00%	100.00%	FINANCIAL	0	1	0	0
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCIAL	4,777	(2,923)	64	21

(a)	Amounts per the books of each company as at December 31, 2017, translated to euros (in the case of foreign companies) at the year-end exchange rates.

1

Appendix IV

Notifications of acquisitions and disposals of investments in 2016

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

On 04-03-2017, the communication made by Banco Santander was registered in the CNMV, in which it was reported that the participation of Santander Group in ABENGOA, S.A. had risen to 9.694% on 03.28.2017.

On 02-07-2017 the communication made by Banco Santander was registered in the CNMV, informing (voluntary communication) that Santander Group’s participation in PROMOTORA DE INFORMACIONES, S.A. had varied from indirect to direct participation without changing the final position (4.145%) on 02.01.2017.

On 04-07-2017 the communication made by Banco Santander was registered in the CNMV, informing that Santander Group’s participation in ABENGOA, S.A. had fallen to 3.876% on 04.04.2017.

On 04-07-2017 the communication made by Banco Santander was registered in the CNMV, informing that the Santander Group’s participation in ABENGOA, S.A. had fallen to 2,414% on 04.06.2017.

COMMUNICATIONS DERIVED FROM THE CAPITAL INCREASE UNDER WHICH REPRESENTATIVE ACTIONS OF 100% OF THE CAPITAL OF BANCO POPULAR ESPAÑOL, S.A.U., WERE ISSUED. ACQUIRED BY BANCO SANTANDER, S.A. AS A RESULT OF THE RESOLUTION OF THE FROB ON 06.07.2017:

On 06-27-2017, the communication made by Banco Santander was registered in the CNMV, informing that Santander Group’s participation in ABENGOA, S.A. had risen to 6.898% (> 5%) on 06.20.2017.

On 06-27-2017 the communication made by Banco Santander was registered in the CNMV, informing that the participation of Santander Group’s participation in SPANISH COMPANY OF HOUSING IN RENT, S.A. had risen to 24.068% (> 20%) on 06.20.2017.

On 06-27-2017, the communication made by Banco Santander was registered in the CNMV, informing that the Santander Group’s participation in NYESA VALORES CORPORACIÓN, S.A. had risen to 13.223% (> 10%) on 06.20.2017.

On 11-22-2017, the communication made by Banco Santander was registered in the CNMV, informing that the Santander Group’s participation in ABENGOA, S.A. had fallen from the threshold of 5% to 4.9755% on 11.16.2017.

1

Appendix V

Other information on the Group’s banks

A)	Following is certain information on the share capital of the Group’s main banks based on their total assets.

1.	Santander UK plc

a) Number of financial equity instruments held by the Group

At 31 December 2017, the Company was a subsidiary of Banco Santander S.A. and Santusa Holding S.L.

On 12 November 2004 Banco Santander S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of £1 each. On 21 October 2008 a further 10 billion Ordinary shares of £1 each were issued to Banco Santander SA and an additional 12,631,375,230 Ordinary shares of £1 each were issued to Banco Santander SA on 9 January on 2009. On 3 August 2010, 6,934,500,000 ordinary shares of £1 each were issued to Santusa Holding S.L. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander SA and Santusa Holding S.L., became the beneficial owner of 31,051,768,866 of £1 each, being the entire issued Ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander SA and Santusa Holding S.L. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of £1.00 each and 13,780 Fixed/Floating Rate Non-Cumulative Callable Preference Shares of £1.00 each. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander S.A.

b) Capital increases in progress

At December 31, 2017, there were no approved capital increases.

c) Share capital authorized by the shareholders at the general meeting

The shareholders at the Annual General Meeting held on March 31, 2017 resolved to unconditionally authorise the company to carry out the following repurchases of share capital:

(1)	To buy back its own 8.625% preference shares on the following terms:

(a)	The Company may buy back up to 125,000,000 8.375% preference shares;

(b)	The lowest price which the Company can pay for 8.625% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 8.625% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 31 March 2017 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8.625% preference shares even though the purchase may be completed after this authorisation ends.

1

(2)	To buy back its own 10.375% preference shares on the following terms:

(a)	The Company may buy up to 200,000,000 10.375% preference shares;

(b)	The lowest price which the Company can pay for 10.375% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 10.375% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on March 31, 2017 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10.375% preference shares even though the purchase may be completed after this authorisation ends.

(3)	To buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares on the following terms:

(a)	The Company may buy up to 13,780 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares;

(b)

The lowest price which the Company can pay for Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 31 March 2017 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares even though the purchase may be completed after this authorisation ends.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

2

2.	Abbey National Treasury Services plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 249,997,999 through Santander UK plc (249,997,999 ordinary shares with a par value of GBP 1 each) and Abbey National Nominees Limited (1 ordinary share with a par value of GBP 1).

The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK plc, both with a par value of GBP 1 each.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

3.	Banco Santander (Brasil) S.A.

a) Number of financial equity instruments held by the Group

The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Insurance Holding, S.L., and Banco Madesant—Sociedade Unipessoal, S.A.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2017 year-end the bank’s treasury shares consisted of 5,844,553 ordinary shares and 5,844,553 preference shares, with a total of 11,689,106 shares.

In accordance with current Bylaws (Article 5.7) the preference shares do not confer voting rights on their holders, except under the following circumstances:

a)	In the event of the transformation, merger, consolidation or spin-off of the company.

3

b)

In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

c)	In the event of an assessment of the assets used to increase the company’s share capital.

The General Assembly may, at any moment, decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

However, the preference shares do have the following advantages (Article 5.6):

a)	Their dividends are 10% higher than those on ordinary shares.

b)	Priority in the distribution of dividends.

c)

Participation, on the same terms as ordinary shares, in capital increases resulting from the capitalisation of reserves and profits and in the distribution of bonus shares arising from the capitalisation of retained earnings, reserves or any other funds.

d)	Priority in the reimbursement of capital in the event of the dissolution of the company.

e)

In the event of a public offering due to a change in control of the company, the holders of preference shares are guaranteed the right to sell the shares at the same price paid for the block of shares that changed hands as part of the change of control, i.e. they are treated the same as shareholders with voting rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

The company is authorized to increase share capital, subject to approval by the Board of Directors, up to a limit of 9,090,909,090 ordinary shares or preference shares, and without the need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preference shares established by Law.

At present the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preference shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on December 21, 2016 the shareholders approved the rules relating to the deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. The delivery of the shares is linked to the achievement of certain targets.

e) Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.

The legal reserve is provided for in Article 196 of the Spanish Public Limited Liability Companies Law, which establishes that before being allocated to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of share capital.

4

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted capital instruments

All the shares are listed on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the share deposit certificates (units) are listed on the New York Stock Exchange (NYSE).

4.	Santander Bank, National Association

a) Number of financial equity instruments held by the Group

At 31 December 2017 the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

b) Capital increases in progress

At December 31, 2017 there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

5

5.	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of financial equity instruments held by the Group

The Ordinary and Extraordinary General Shareholders’ Meeting was held on 8 December 2017 and, inter alia, it agreed to the absorption merger with the Bank as the company absorbing and Grupo Financiero as the target company although, since at 31 December the merger had not been registered, at year-end, through Grupo Financiero Santander México, S.A.B. de C.V. (“Grupo Financiero”) and Santander Global Facilities, S.A. de C.V. (México), the Group held 80,848,278,413 ordinary shares accounting for 99.99% of the Bank’s share capital.

b) Capital increases in progress

The Ordinary and Extraordinary General Shareholders’ Meeting on 8 December 2017, which resolved to carry out a corporate restructuring of the group in Mexico consisting of the merger of the Group and the Bank mentioned in a) above, also approved the following as a result of the merger:

•

An increase in the share capital of the Bank through the capitalisation of the “Premium on sale of shares” account, increasing capital by $17,574,612,249.70 M.N., through the issuance of 175,746,122,497 shares representing the equity, with a par value of $0.10 M.N. each, of which 147,353,683,122 shares are Series “F”, and 28,392,439,375 shares are Series “B”.

•

A reverse split of Bank shares by increasing the par value of $0.10 M.N. (ten National Currency cents) per share to $3.780782962 M.N. (three pesos 780782962/1000000000 National Currency) per share, and consequently reducing the number of shares into which the Bank’s equity is divided to 6,994,962,889 shares, for the purposes of making the number of outstanding shares representing the Bank’s equity equal to the number of shares representing the equity of its main shareholder Grupo Financiero, to make the post-merger share swap a proportion of 1:1.

c) Capital authorized by the shareholders at the general meeting

Pursuant to the above, the Bank’s capital stands at $26,446,436,510.56 M.N. (twenty-six thousand four hundred and forty-six million four hundred and thirty-six thousand five hundred and ten pesos 56/100 National Currency), represented by a total of 6,994,962,889 (six thousand nine hundred and ninety-four million nine hundred and sixty-two thousand eight hundred and eighty-nine) shares with a par value of $3.780782962 M.N. (three pesos 780782962/1000000000 National Currency) each; divided into 5,898,498,722 (five thousand eight hundred and ninety-eight million four hundred and ninety-eight thousand seven hundred and twenty-two) Series “F” shares and 1,096,464,167 (one thousand and ninety-six million four hundred and sixty-four thousand one hundred and sixty-seven) Series “B” shares. The share capital is broken down as follows:

The share capital of the Bank subscribed and paid up is $25,660,152,628.14 M.N. (twenty-five thousand six hundred and sixty million one hundred and fifty-two thousand six hundred and twenty-eight pesos 14/100 National Currency), represented by a total of 6,786,994,357 (six thousand seven hundred and eighty-six million nine hundred and ninety-four thousand three hundred and fifty-seven) shares with a par value of $3.780782962 M.N. (three pesos 780782962/1000000000 National Currency) each; divided into 5,690,530,190 (five thousand six hundred and ninety million five hundred and thirty thousand one hundred and ninety) Series “F” shares and 1,096,464,167 (one thousand and ninety-six million four hundred and sixty-four thousand one hundred and sixty-seven) Series “B” shares.

6

The authorised share capital of the Bank is $786,283,882.42 M.N. (seven hundred and eighty-six million two hundred and eighty-three thousand eight hundred and eighty-two pesos 42/100 M.N.), represented by 207,968,532 (two hundred and seven million nine hundred and sixty-eight thousand five hundred and thirty-two) Series “F” shares, with a par value of $3.780782962 M.N. (three pesos 780782962/1000000000 National Currency) each, which are deposited in the Company’s treasury.

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

(i) At a meeting on 22 October 2015, the Board of Directors noted the situation of debt issued by Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as previously ratified at the meeting on 17 October 2013, for the issue of debt in the amount of 6,500 million American dollars, on local or international markets, stipulating that this would be debt with a maximum maturity of 15 years, senior or subordinated, and would include debt instruments qualifying for capital purposes as per the legislation in force, which could be instrumented either individually or on several issue programmes.

At present, the detail of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México debt issue is as follows:

Instrument	Type	Term	Amount	Undrawn balance

Programme for issuance of bank stock market certificates and bank term cash deposit certificates	Revolving	19/Feb/2021	$55,000 million pesos MXN	$45,000 million MXN

Certificate of private structured bank bonds	Non-revolving*	19/April/2032	$20,000 million pesos MXN	$16,857 million MXN

Certificate of structured bank bonds with registration and no public offering		16/Feb/2032	$10,000 million MXN	$10,000 million MXN

Senior bond	Non-revolving	09/Nov/2022	$1,000 thousand million dollars	N/A

Equity instruments (Tier 2 capital)	Non-revolving	30/Jan/2024	$1,300 million dollars	N/A

Equity instruments AT1	Non-revolving	Perpetual	$500 million dollars	N/A

*	The private structured bank bond issue is non-revolving. When the amount established in the certificate concerned has been placed, a new certificate is issued for the amount authorised.

7

(ii) At a meeting on 27 January 2011, the Board of Directors approved the general conditions for the issuance of senior debt on international markets. This issue of 500 and 1,000 million dollars with a maturity of 5-10 years was authorised on 18 October 2012. The issue was approved in order to obtain funds to finance the increase in business assets and the Bank’s liquidity management. By virtue of the agreements adopted by the Board of Directors, debt was issued in the amount of 1,000 million American dollars on 9 November 2012.

(iii) On 27 December 2013 Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México issued a total amount of US$1,300,000,000 in subordinated notes which meet the capital requirements of the Basel III criteria for additional capital/Tier 2, at 5.95% and maturity 30 January 2024. The parent of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander S.A., agreed to purchase 975,000,000 American dollars, i.e. 75% of the total amount of the notes.

(v) A meeting of the Board of Banco Santander México on 27 October 2016 approved issue of debt up to US$500 million or the equivalent in pesos, in Mexico. The Banco Santander México Ordinary and Extraordinary General Shareholders’ Meeting on 5 December 2016 agreed, inter alia, to issue a financial instrument that would meet the regulatory capital requirements of Basel III criteria, considered as non-essential basic capital, up to US$500 million. On 29 December 2016 Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México brought out a private “back-to-back” issue abroad of subordinated, non-preference, perpetual bonds swappable against shares forming part of equity in the total amount of US$500,000,000, by way of a guarantee of liquidity for the subordinated, non-preference, perpetual bonds swappable against shares issued by Grupo Financiero Santander México.

(vi) As part of the corporate restructuring referred to in b) (“Ongoing share capital increases”) herein, which contemplated, inter alia, the merger of Banco Santander México as the absorbing company with Grupo Financiero Santander México as the target company, all the subordinated bonds referred to in (v) above were bought up by Banco Santander México as a result of the merger; consequently the subordinated bonds of Banco Santander México were extinguished due to the merger of rights and obligations, since the Bank as the absorbing party acted as debtor and creditor with respect to the instruments when the merger was completed.

Pursuant to the foregoing, the subordinated bonds issued by Grupo Financiero Santander México, acquired by a number of investors, will continue to be valid in favour of the holders to the account of Banco Santander México, maintaining substantially the terms and conditions under which they were originally placed by Grupo Financiero, by virtue of the universal assignation arising from the merger.

e) Specific circumstances that restrict the availability of reserves

Pursuant to the Mexican Credit Institutions Law and the general provisions applicable to credit institutions, the Mexican Companies Law and the institutions’ own Bylaws, universal banking institutions are required to constitute or increase capital reserves for the purposes of ensuring solvency and protecting payment systems and savers.

The bank increases its legal reserve annually directly from the profit obtained in the year.

The bank must recognise the various reserves as stipulated in the legal provisions applicable to credit institutions. Credit loss reserves are calculated on the basis of the credit rating assigned to each loan and are released when the rating of the related loan improves or when the loan is settled.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

8

g) Quoted capital instruments

Not applicable.

6.	Banco Santander Totta, S.A.

a) Number of equity instruments held by the Group

The Group holds 1.256.078.158 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1.241.172.043 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 399.215 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

At December 31, 2017, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree- Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortised or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7.	Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At December 31, 2017, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

Not applicable.

9

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

8.	Banco Santander—Chile

a) Number of financial equity instruments held by the Group

The Group holds a 67% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander—Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.

b) Capital increases in progress

At December 31, 2017, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2017 amounted to CLP 891,302,881,691.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At 31 December 2017, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorisation of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

10

g) Quoted equity instruments

All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

9.	Bank Zachodni WBK S.A.

a) Number of financial equity instruments held by the Group

At December 31, 2017, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

At December 31, 2017, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

At the annual general meeting held on 17 May 2017, due to the fulfillment of the conditions of the “Incentive scheme V”, shareholders approved capital increase of PLN 989,470 through the issuance of 98,947 ordinary bearer series M shares with a nominal value of PLN 10 (ten zlotys) each.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 17 May June 2017 the shareholders resolved to approve the “Incentive Scheme VI” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2017 to 2019. The bank considers that the exercise of these rights might give rise to the issuance of no more than 250,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK S.A. are listed on the Warsaw stock exchange.

B)	The restrictions on the ability to access or use the assets and settle the liabilities of the Group, as required under paragraph 13 of IFRS 12, are described below.

In certain jurisdictions, restrictions have been established on the distribution of dividends on the basis of the new, much more stringent capital adequacy regulations. However, there is currently no evidence of any practical or legal impediment to the transfer of funds by Group subsidiaries to the Parent in the form of dividends, loans or advances, repatriation of capital or any other means.

11

Appendix VI

Annual banking report

The Group’s total tax contribution in 2017 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded EUR 18,500 million of which more than EUR 7,700 million correspond to own taxes (Corporate income tax, non-recoverable VAT and other indirect taxes, payments to the Social Security on behalf of the employer and other taxes on payroll and other taxes and levies).

This Annual Banking Report was prepared in compliance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council, of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Law 10/2014, of 26 June on the regulation, supervision and capital adequacy of credit institutions.

Pursuant to the aforementioned Article, from January 1, 2015, credit institutions must send the Bank of Spain and publish annually a report as an appendix to the financial statements audited in accordance with the legislation regulating audits of financial statements, which specifies, by country in which they are established, the following information on a consolidated basis for each year:

a)	Name(s), nature of activities and geographical location.

b)	Turnover.

c)	Number of employees on a full time equivalent basis.

d)	Gross profit or loss before tax.

e)	Tax on profit or loss.

f)	Public subsidies received.

Following is a detail of the criteria used to prepare the annual banking report for 2017:

a)	Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group’s consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 13,697 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b)	Turnover

For the purposes of this report, turnover is considered to be gross income, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

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c)	Number of employees on a full time equivalent basis

The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.

d)	Gross profit or loss before tax

For the purposes of this report, gross profit or loss before tax, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

e)	Tax on profit or loss

In the absence of specific criteria, this is the amount of tax effectively paid in respect of the taxes the effect of which is recognised in Income tax in the consolidated income statement.

Taxes effectively paid in the year by each of the companies in each jurisdiction include:

•	supplementary payments relating to income tax returns, normally for prior years.

•

advances, prepayments, withholdings made or borne in respect of tax on profit or loss for the year. Given their scantly representative amount, it was decided that taxes borne abroad would be included in the jurisdiction of the company that bore them.

•	refunds collected in the year with respect to returns for prior years that resulted in a refund.

•	where appropriate, the tax payable arising from tax assessments and litigation relating to these taxes.

The foregoing amounts are part of the statement of cash flows (EUR 4,137 million during 2017, an effective rate 34.3%) and, therefore, differ from the income tax expense recognised in the consolidated income statement (EUR 3,884 million during 2017, an effective rate 32.1%). Such is the case because the tax legislation of each country establishes:

•	the time at which taxes must be paid and, normally, there is a timing mismatch between the dates of payment and the date of generation of the income bearing the tax.

•

its own criteria for calculating the tax and establishes temporary or permanent restrictions on expense deduction, exemptions, relief or deferrals of certain income, thereby generating the related differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carryforwards from prior years, tax credits and/or relief, etc. must also be added to this. Also, in certain cases special regimes are established, such as the tax consolidation of companies in the same jurisdiction, etc.

f)	Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission’s State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2017.

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The detail of the information for 2017 is as follows:

	2017
Jurisdiction	Turnover (millions of euros)	Employees	Gross profit or loss before tax (millions of euros)	Tax on profit or loss (millions of euros)
Germany	1,564	4,766	415	169
Argentina	1,734	8,679	521	143
Austria	156	348	76	19
The Bahamas	14	44	6	—
Belgium	106	205	58	5
Brazil(1)	14,145	43,725	4,565	915
Canada	50	186	8	5
Chile	2,535	11,445	1,104	245
China	80	211	17	(1)
Colombia	19	139	2	2
Spain(2)	5,967	33,765	(173)	1,159
United States(3)	6,922	15,844	(70)	63
Denmark	164	216	93	17
Finland	99	157	65	13
France	534	921	290	124
Ireland	60	4	38	—
Isle of Man	9	—	4	—
Cayman Islands	—	—	—	—
Italy	404	824	202	54
Jersey	41	79	27	(2)
Luxemburg	1	—	—	—
Malta	9	—	9	—
Mexico(4)	3,537	18,068	1,099	198
Norway	296	482	180	56
The Netherlands	74	287	37	116
Panama	3	5	2	—
Paraguay	—	—	—	—
Peru	61	165	38	7
Poland	1,780	15,064	783	161
Portugal(5)	1,332	7,078	534	22
Puerto Rico	255	1,266	(62)	5
United Kingdom	5,706	24,484	1,956	574
Singapore	3	10	(1)	—
Sweden	169	299	76	10
Switzerland	123	222	45	11
Uruguay	401	1,654	147	47

Consolidated Group total	48,353	190,642	12,091	4,137

(1)

Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations 2017 is EUR 768 million.

(2)	Includes the Corporate Center, and in the case of Banco Popular, information from June 7, 2017. Until June, the Popular obtained a Tax refund of EUR 65 million.
(3)	Includes the amortization of the goodwill of SCUSA (EUR 799 million).
(4)

Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2017 the contribution of this branch to operating profit before tax from continuing operations was EUR—10 million.

(5)

Including the information relating to the branch in the UK, which is taxed both in the UK and in Portugal. In 2017 the contribution of this branch to profit before tax from continuing operations was EUR 52 million.

At December 31, 2017, the Group’s return on assets (ROA) was 0.58%.

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Banco Santander, S.A. and companies comprising the Santander Group

Consolidated Directors’ Report for 2017

This report has been prepared following the Spanish Securities Market Commission (CNMV) recommendations on preparation of directors’ reports for listed companies, issued in September 2013, and is arranged in the nine sections suggested. It also incorporates the non-financial information and information on diversity prescribed by Spanish Royal Decree-Law 18/2017.

1. SITUATION OF THE BANK

1.1	Description

At the end of 2017, the Group was the largest bank in the euro area and the fourteenth largest in the world in terms of stock market capitalisation: EUR 88,410 million.

It engages in all types of activities, operations and services that are typical of the banking business in general. Its business model is focused on commercial banking products and services with the aim of meeting the needs of its 133 million customers, including private individuals, SMEs and businesses. The Group operates through a global network of 13,697 branch offices, the most extensive in international banking, as well as digital channels, in order to provide top-quality service and the utmost flexibility. The Santander Group has EUR 1,444 billion in assets and manages customer funds worth EUR 986 billion across all its customer segments. It has four million shareholders and over 200,000 employees. Commercial and retail banking accounts for 89% of the Group’s income.

The Group is highly diversified and operates in 10 main markets, where it holds significant market shares.

The Group’s senior decision-making body is the board of directors, except in matters for which the shareholders, at the general meeting, have sole responsibility. The board is highly qualified and its main asset is the varied and extensive experience, knowledge, dedication and diversity of its directors. The board’s operating procedures and actions are governed by the principles of transparency, responsibility, fairness and efficiency, whereby the Bank’s best interests are aligned with the legitimate interests of its stakeholders.

In line with the Bank’s vision and mission and within its general supervisory framework, the board of directors takes decisions concerning the Group’s main policies and strategies, its corporate culture, the definition of its structure and the promotion of suitable corporate social responsibility policies. In addition, and especially in exercising its responsibility in managing all risks, the board approves and monitors the risk framework and appetite and ensures that these are in line with the Bank’s business, capital and liquidity plans. The board also verifies that risks are correctly reported by all units and oversees the operation of the three lines of defence, guaranteeing the independence of the heads of risk, compliance and internal audit and their direct access to the board.

Of the 14 members currently sitting on the board, three are executive and 11 are non-executive. Of the latter, eight are independent, one is proprietary and two, in the board’s opinion, are neither proprietary nor independent. Six women serve on the board of directors, with one acting as the executive chairman and the remaining serving as independent external directors.

The board has set up an executive committee, entrusted with general decision-making powers. Other board committees are entrusted with supervisory, reporting, advisory and proposing functions (audit committee, risk supervision, regulation and compliance committee, appointments committee, remuneration committee and innovation and technology committee).

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The Group’s corporate governance model follows a set of principles designed to safeguard the equal rights of shareholders, such as the principle of one share, one vote, one dividend. The by-laws do not establish any protective measures, and steps are taken to encourage informed participation at shareholders’ meetings.

A policy of maximum transparency is also applied, particularly as regards remuneration. This model of corporate governance has been recognised by socially-responsible investment indices. The Group has been included in the DJSI and FTSE4Good indices since 2000 and 2002, respectively. Further information on the Bank’s administrative structure is provided in Section C of the Annual Corporate Governance Report.

The board holds regular (usually weekly) meetings, chaired by the CEO and attended by the executive vice presidents of each division and the country heads, to monitor the various businesses and other important matters concerning the day-to-day running of the Group.

At 31 December 2017, the operating business areas presented a two-tiered structure:

a)	Geographic businesses

The activities of the operating units are segmented by geographical region, a view that coincides with the first level of Group management and reflects the positioning of Santander in the three areas of monetary influence in the world (euro, pound sterling and dollar). The segments reported on are as follows:

•

Continental Europe, which comprises all the businesses in the region as well as real estate operations in Spain. This segment includes the following units for which information is disclosed: Spain, Poland, Portugal, Santander Consumer Finance (which incorporates all business within the region, including the business of the three countries just mentioned) and Real Estate Activity Spain.

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•	United Kingdom, which includes all the business carried out by the Group’s units and branches operating in that country.

•

Latin America, comprising all the financial business activities in which the Group engages through its banks and subsidiaries in the region. Information is disclosed for Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Colombia.

•

United States, which includes the holding company Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International and Santander Investment Securities, as well as Santander’s branch in New York.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of the Group’s underlying income.

b)	Global businesses

The activities of the operating units are divided by type of business, into commercial banking, Santander Global Corporate Banking (SGCB) and the real estate operations in Spain.

•

Commercial banking, which comprises all of the customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SGCB. Also included in this business segment are the results of the hedging positions taken in each country within the scope of the relevant asset/liability committee (ALCO).

•

Santander Global Corporate Banking (SGCB), which shows the income from global corporate banking, investment banking and markets businesses worldwide, including the globally-managed treasury departments (after passing the appropriate share to commercial banking customers), along with the equities business.

The business acquired from Grupo Popular will be presented separately for the time being and at year-end 2017 detailed information had yet to be provided on the Wealth Management division created in the second half of the year. This information will be reported from 2018 onward.

In addition to the operating businesses described above by region and business, the Group also has a Corporate Centre. This area encompasses the centralised management businesses relating to financial investments, the financial management of the structural currency position, taken from within the scope of the Group’s corporate ALCO, as well as the management of liquidity and equity through securities issues.

As the Group’s holding unit, this segment manages total capital and reserves, capital allocations and liquidity with the rest of the businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services, which are charged to the different areas, with the exception of corporate and institutional expenses related to the Group’s functioning.

Lastly, at 31 December the Group had a number of support units, such as Risks, Compliance and Conduct, Internal Audit, Chairman’s Office and Strategy, Universities, Communication, Corporate Marketing and Research, General Secretary’s Office and Human Resources, Technology and Operations, Controller’s Office and Management Control, Financial Management, Financial Planning and Corporate Development, Costs and Santander Digital.

The new Santander Digital division was created in 2017 by integrating the existing Commercial and Innovation and Wealth Management divisions. The main components of this division are the new private banking corporate unit, the asset management business (Santander Asset Management) and International Private Banking in Miami and Switzerland.

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The purpose of all these units is to ensure that the Group is a cohesive, efficient and productive group. To that end, the units are entrusted with implementing the Group’s corporate policies.

The financial statements of each business unit are drawn up by aggregating the core operating units currently existing at the Group. Input data for this process includes both the accounting information of the legal units belonging to each business and the information extracted from the management information systems. The process is governed in all cases by the same general principles as those used by the Group.

Information on the Group’s different units, given below, has been prepared in accordance with these criteria and therefore may differ from the information published for each company on an individual basis.

1.2	Vision and business model

Santander’s customer-focused business model enables it to fulfil its mission of helping people and businesses prosper.

At present, the Group’s vision is to be the best retail and commercial bank by earning the trust and loyalty of employees, customers, shareholders and society at large, all under the Simple, Personal and Fair corporate culture. Looking ahead, we aim to become the best open digital platform for financial services.

The following strengths of our business model will enable us to continue growing while enjoying long-term success: scale, predictable growth and focus on innovation.

These solid foundations will lead to sustainable high returns allowing us to unlock growth opportunities, increase our cash dividend and continue to accumulate capital.

•	Scale and potential for organic growth. Our critical mass affords us efficiency, growth sources and new business opportunities.

•	We have leading market shares in five of our main markets and we rank among the top five in a further nine of our markets when it comes to customer satisfaction.

•

We have 133 million customers across markets with a total population of over one billion and we now have more than 17 million loyal customers and over 25 million digital customers, which offers us enormous organic growth potential by further increasing loyalty and digitalisation.

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Predictable growth: diversification across countries and businesses offering greater and more stable rewards

•	Our diversification by country and business allows us to maximise our results throughout the economic cycle and is key to our ongoing success.

•	Geographically, we have ensured a balanced distribution between mature markets, which offer stability, and emerging markets, which promise higher levels of income growth.

•	By business, we have also ensured a suitable distribution among products for individuals, consumer products and products and services for SMEs, businesses and large corporates.

•	Focus on innovation to increase the loyalty of customers and operational excellence

•	Our ongoing technological transformation is helping us increase the number of loyal customers and digital customers.

•

The digitalisation of our commercial business allows us to offer our customers a simpler and more customised and modern range of products and services, thus increasing their satisfaction and engagement.

5

Strategy and value creation

To secure the goal of becoming the best commercial and retail bank, the Group has set ambitious objectives and strategic priorities with respect to all its stakeholders, meaning employees, customers, shareholders and society at large. It has also designed clear indicators in order to gauge its progress in each objective and priority.

•

When it comes to employees, Santander aims to become one of the best banks at which to work and to be capable of attracting talent and improving global talent. To that end, the Group’s people management strategy focuses on six major areas: talent management, know-how and development, compensation and benefits, employee experience, culture and technology. The purpose of this strategy is for all Santander employees to be motivated and fully committed to the shared goal of helping both individual and corporate customers prosper.

•

With respect to customers, Santander aims to deepen the quality of its relationships, by developing simple, customised solutions that increase their long-term engagement with and trust in the Bank by supporting the international expansion and growth of business customers within the new digital economy. The Group is well aware that today’s banking customers need easily-accessible and readily-available digital channels. As such, it is transforming its commercial model, further enhancing the customer service and personalised attention that have long been Santander’s hallmark.

•

In terms of its shareholders, the objective is to offer attractive, growing and sustainable returns, thereby ensuring long-term trust. In 2017, the Bank made significant progress towards its strategic priorities and has successfully met its commercial and financial objectives while still remaining one of the world’s most profitable and efficient banks.

•

In relation to society, Santander carries on its business responsibly and helps to improve the economic and social advancement of the communities in which it operates. It also mitigates the environmental impact of its business and seeks to establish stable relationships with its main stakeholders.

A key feature of the Group’s contribution to society is the Santander Universities programme, the hallmark of its social commitment. Banco Santander’s long-standing support for higher education gives it a unique value over other banking institutions. According to the first global study published by the Varkey Foundation, in collaboration with UNESCO, Santander is the world’s top corporate contributor to education.

In short, Santander has a unique corporate culture and international positioning that truly exemplifies a Simple, Personal and Fair way of banking that contributes to the prosperity of individuals and companies.

1.3	Economic, regulatory and competitive context

Global economic growth in 2017 was up on the previous year (3.7% vs. 3.2%) as global confidence improved in response to less political uncertainty, especially in Europe, favourable borrowing conditions and more buoyant levels of international trade. Both advanced and emerging economies benefitted from this economic upturn.

Eurozone (GDP up 2.4% in 2017 vs. +1.8% in 2016). The economy rallied strongly during the year on the back of numerous support factors (internal demand and exports) and with most countries faring well. The unemployment rate fell to 8.8%, but is still higher than the levels seen pre-crisis. Meanwhile, the European Central Bank (ECB) made no changes to the official interest rates since inflation remained low (1.5%).

In the euro area, the ECB announced there would be no interest rate hike until the end of its bond buying programme, which will continue through to September 2018 at the earliest. Despite this message, unexpectedly high growth coupled with lower levels of political risk caused the euro to gain on the dollar.

Spain (GDP: +3.1% in 2017 vs. +3.3% in 2016). GDP growth exceeded 3% for the third straight year. Meanwhile, healthy job creation figures brought down unemployment (16.6%). Growth is currently well-balanced, with no inflationary pressures.

Poland (GDP: +4.6% in 2017 vs. +2.9% in 2016). Strong growth in 2017 on the back of private consumption and the external sector. Unemployment at an all-time low (4.7%) and inflation at 2.5%. The central bank kept its official rate unchanged at 1.5%.

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Portugal (GDP: +2.6% in 2017 vs. +1.5% in 2016). Notable pick-up in growth in 2017 on the back of internal demand. Employment growth surpassing 3% and sharp reduction in unemployment (8.5%). Inflation remained moderate. The debt of the private sector continued to drop and the public deficit ended the year at 1.5% of GDP.

United Kingdom (GDP: +1.7% in 2017 vs. +1.9% in 2016). While the economy has largely withstood the uncertainty surrounding Brexit, it has shown a certain slowdown in growth. The country boasted full employment in 2017 and inflation, at around 3%, exceeded the target of 2%. The Bank of England hiked its official interest rate by 25 basis points in November, marking its first increase in over ten years and reversing its move to lower rates following the referendum. At year-end, the official interest rate was 0.5%.

Brazil (GDP: +1.0% in 2017 vs. -3.6% in 2016). The economy saw a gradual recovery throughout 2017, driven by consumption and investment. Inflation remained relatively calm at below 3%. The central bank continued to cut the Selic rate to 7%.

Mexico (GDP: +2.1% in 2017 vs. +2.3% in 2016). The economy reported a slight slowdown as internal demand lost some momentum. Inflation climbed sharply to 6.8% but is expected to remain relatively calm in 2018. The central bank hiked the official rate by 150 basis points to 7.25%.

Chile (GDP: +1.5% in 2017 vs. +1.6% in 2018). The economy rallied from mid-2017 onward. Inflation ended the year at 2.3%, below the 3% target, and the central bank lowered the official rate by 100 basis points to 2.5%.

Argentina (GDP: +3.0% in 2017 vs. -2.2% in 2016). The economic recovery gained steam over the year on the back of strong investment and private consumption. Inflation stabilised at around 2.0% monthly and the central bank hiked the official interest rate by 400 basis points to 28.75% in a show of its commitment to ensuring price stability.

Latin American currencies saw a mixed bag of results over the course of the year. They appreciated in the first half of the year in response to the expected recovery of the main economies on the continent. However, in the latter half of the year they lost ground due to the impact the Fed’s monetary policy might have on the local economies.

United States (GDP: +2.3% in 2017 vs. +1.5% in 2016). Economic growth picked up while core inflation cooled to 1.5%. Unemployment was down to 4.1%,prompting a hike of 75 basis points in the interest rates on federal funds. The Fed raised interest rates on three occasions and in October embarked on the process of reducing its balance sheet, which will take several years to complete. However, the market responded well to these tentative early steps at the hands of the Fed.

The year was a relatively placid affair for the financial markets. The absence of any major upheavals encouraged risk taking, which in turn helped pushed up stock and commodity prices while also improving borrowing conditions on the corporate debt market.

Bank balance sheets continued to improve across the globe following gains in capital adequacy, liquidity position and unproductive assets. Even so, banks operating in developed countries, especially Europe, still have major challenges ahead when it comes to increasing their profitability. Although monetary normalisation is now under way across certain regions, interest rates and levels of business remain low. Moreover, competitive pressure continues to increase in most markets, both between the banks themselves and between the banks and the new market players and their new approaches to lending.

Turning to the supervisory and regulatory climate, key international new on the 2017 agenda included the start-up of the Fintech debate and completion of the Basel III agreement, which will take effect on 1 January 2022, although there will be a phase-in period through to 2027 for the capital floors there to limit the capital savings generated from the application of internal models. Within Europe, highlights included the European Commission’s proposal relating to the capital and resolution framework and the measures to press on with the integration of the European retail market.

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2.	BUSINESS PERFORMANCE AND RESULTS

	2017	2016
Balance sheet (€ million)
Total assets	1,444,305	1,339,125
Net customer loans	848,914	790,470
Customer deposits	777,730	691,111
Total customer funds	985,703	873,618
Total equity	106,832	102,599
Income statement (€ million)
Net interest income	34,296	31,089
Gross income	48,392	43,853
Net operating income	25,473	22,766
Underlying profit before taxes *	13,550	11,288
Underlying attributable profit to the Group *	7,516	6,621
Attributable profit to the Group	6,619	6,204
EPS**, profitability and efficiency (%)
Underlying EPS (euro) *	0.463	0.429
EPS (euro)	0.404	0.401
ROE	7.14	6.99
Underlying RoTE *	11.82	11.08
ROTE	10.41	10.38
ROA	0.58	0.56
Underlying RoRWA *	1.48	1.36
RoRWA	1.35	1.29
Efficiency ratio (with amortisations)	47.4	48.1
Solvency and NPL ratios (%)
CET1 fully-loaded	10.84	10.55
CET1 phased-in	12.26	12.53
NPL ratio	4.08	3.93
Coverage ratio	65.2	73.8
Market capitalisation and shares
Shares (millions)	16,136	14,582
Share price (euros) **	5.479	4.877
Market capitalisation (€ million)	88,410	72,314
Tangible book value per share (euro) **	4.15	4.15
Price / Tangible book value per share (X) **	1.32	1.17
P/E ratio (X) **	13.56	12.18
Other data
Number of shareholders	4,029,630	3,928,950
Number of employees	202,251	188,492
Number of branches	13,697	12,235

(*).-	Excluding net capital gains and provisions

(**).-	Data adjusted to capital increase of July 2017.

2.1	Review of the year

In 2017, the Santander Group carried on its business against a healthier economic backdrop than the one seen in recent years. The solidity of our business model has enabled us to post double-digit growth in underlying earnings at the Group and across most regions. Meanwhile, RoTE is among the best to be found in the sector and we have managed to ensure balance sheet growth while simultaneously improving our capital ratios and the dividend pay-out per share.

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Our strategic priorities in the year have been:

1.

Continuing the process of commercial transformation at both traditional banks and through new independent units under the start-up model. The three main pillars of the transformation programme are as follows:

•

Improving the engagement of our customers by offering innovative, simple and customised solutions. Among other actions, we have continued to entrench the 123 strategy in various regions; we have a global strategy for the SME segment tailored to the local characteristics of each market; we are seeing sharp growth in the cards market, especially in Europe and Brazil; and we have created the Wealth Management division to provide enhanced service to our private banking and asset management customers. Thanks to this transformation process, we have reached 17.3 million loyal customers (+13% in the year).

•

Championing the digital transformation of channels, products and services. Initiatives such as Digilosofía in Spain, Openbank as a 100% digital bank, Superdigital in Brazil, the Cash Nexus payments platform, Santander Pay and the new global machine learning platform are behind the digital transformation by making major improvements to the customer experience while opening up new sources of income. This strategy has allowed us to increase the number of digital customers by a further four million to bring the total to upwards of 25 million and also digital transactions, which now account for roughly 40% of total transactions.

•

Continuing to raise levels of satisfaction and experience among our customers through simpler and more efficient processes supported by a multi-channel approach. We ended the year with seven of our units ranking among the three best local banks when it comes to customer satisfaction. We were also named ‘Global Bank of the Year’ and ‘Bank of the Year: Latin America’ by The Banker and ‘World’s Best Bank for SMEs’ and ‘Best Bank in Latin America’ by Euromoney.

2.

Strengthening our position in the markets in which we operate. The main highlight here was the acquisition of Banco Popular, which has allowed us to cement our leadership in Spain and makes us the leading private bank for domestic business in Portugal. We have also bolstered our position in retail banking in Argentina, acquired a minority share in the United States and finalised an agreement to acquire the commercial banking business from Deutsche Bank in Poland.

3.	Withdrawing from businesses considered non-core. The most notable actions here included the sale of TotalBank in the United States and the sale of 51% of the real estate business of Banco Popular.

In terms of business performance, the year saw appreciable growth in business activity and results, increased profitability and a more robust balance sheet.

1.	Growth

Growth in business activity. Exchange rate fluctuations and changes in the scope of consolidation impacted the yearly performance under this heading.

Without the exchange rate effect, total lending was up 12%, largely in response to the integration of Popular (+2% without its contribution). Stripping out changes in the scope of consolidation, eight of the ten main units posted year-on-year growth. Highlights here included Argentina (+44% on the back of consumer loans and SMEs), Brazil (+7%, due to the sound performance of the individuals and SME segments), Portugal (+8%, partly down to the growth of the institutional segment), SCF (+6% in response to the healthy levels of vehicle financing) and Poland (+5% thanks to SMEs and businesses).

Meanwhile, the integration of Banco Popular helped to grow customer funds (+17% stripping out the exchange rate effect). Stripping out the impact of Popular, funds gained 8% largely in response to demand deposits and investment funds and were up in eight of the Group’s main regions, with double-digit growth in Latin America.

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Growing earnings. Santander’s business model and geographic diversification between both developed and emerging markets afford us stable and recurring earnings and results.

In contrast to the balance sheet, the impact of exchange rates on the income statement has been practically non-existent.

Underlying profit before tax came to EUR 13,550 million, up 20% on 2016. The Group’s strength is shown in the main lines of the income statement:

•	Record year for income at EUR 48,392 million (+10%), with double-digit growth both in net interest income and fee and commission income, which accounted for 95% of total income.

•

Stable costs adjusted for inflation and changes in the scope of consolidation despite the cost increase stemming from regulatory requirements and investments in the transformation process. The Santander Group remains one of the world’s most efficient banks, with a cost-to-income ratio of 47%.

•	Ongoing improvements in credit quality, reflected in the 4% drop in loan-loss allowances and an improvement in the cost of lending to 1.07%.

The bottom few lines of the income statement shows an increased tax charge, as well as the recognition of certain non-recurring positive and negative results grouped together under Net of capital gains and write-downs, which together reveal a net tax charge of EUR 897 million in 2017 versus the EUR 417 million reported in 2016.

Following on, the Group reported attributable profit of EUR 6,619 million, up 7% on 2016. Stripping out the contribution of Banco Popular, which was effectively a loss of EUR 37 million due to the costs of integrating the bank, profit would have been EUR 6,656 million.

2.	Profitability

Increasing our returns and creating value for shareholders has been one of our main priorities.

Our ability to generate stable recurring profit over recent years has allowed us to continue accumulating capital, financing the growth of the business and increasing the cash pay-out to shareholders.

In 2017, underlying RoTE stood at 11.8% and underlying RoRWA at 1.48%, both up on 2016. We have increased attributable profit per share by 1% (8% in underlying terms) while managing to raise the cash dividend per share by 11%.

The process of executing our strategy and reflecting it in our business and results was widely welcomed by the market and we reported a total shareholder return (TSR) of 17% in the year, outperforming the return offered by the DJ Stoxx Banks and DJ Stoxx 50 indices.

3.	Strength

We have generated additional capital quarter after quarter and in 2017 the ratio climbed 29 basis points, with a fully loaded CET1 ratio of 10.84%, exceeding the target we had set ourselves. This effectively means we are well on track to reaching our target of 11% in 2018.

We are comfortably clear of the regulatory minimum requirements, having ended the year with a phased-in CET1 ratio of 12.26%.

In relation to risk, Santander maintains a medium-low risk profile and high asset quality. Thanks to our proactive risk management, our credit quality ratios are among the best to be found in the sector. The NPL ratio was 4.08% in 2017, up 15 basis points following the arrival of Banco Popular, while our coverage ratio was 65%.

10

Stripping out Popular, the NPL ratio would have been 3.38%, showing an improvement of 55 basis points in the year and meaning it has now been falling for four years in a row.

Furthermore, the cost of lending has continued to improve to reach 1.07%, 11 basis points less than in 2016.

This positive trend in our credit quality ratios has been reported across virtually all the Group’s countries and regions. The NPL ratio has improved in eight of them and the cost of lending in seven.

2.2	Earnings

A comparison of 2017 and 2016 earnings is set out below.

Consolidated income statement

€ million	2017	2016
Interest income	56,041	55,156
Interest expense	(21,745)	(24,067)
NET INTEREST INCOME	34,296	31,089
Dividend income	384	413
Share of results of entities accounted for using the equity method	704	444
Commission income	14,579	12,943
Commission expense	(2,982)	(2,763)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	404	869
Gain or losses on financial assets and liabilities held for trading, net	1,252	2,456
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(85)	426
Gain or losses from hedge a accounting, net	(11)	(23)
Exchange differences, net	105	(1,627)
Other operating income	1,618	1,919
Other operating expenses	(1,966)	(1,977)
Income from assets under insurance and reinsurance contracts	2,546	1,900
Expenses from liabilities under insurance and reinsurance contracts	(2,489)	(1,837)
GROSS INCOME	48,355	44,232
Administrative expenses	(20,400)	(18,737)
Staff costs	(12,047)	(11,004)
Other general administrative expenses	(8,353)	(7,733)
Depreciation and amortisation cost	(2,593)	(2,364)
Provisions, net	(3,058)	(2,508)
Impairment or reversal of impairment at financial assets measured at fair value through profit or loss, net	(9,259)	(9,626)
Financial assets measured at cost	(8)	(52)
Financial assets available-for-sale	(10)	11
Loans and receivables	(9,241)	(9,557)
Held-to-maturity investments	—	(28)
PROFIT FROM OPERATIONS	13,045	10,997
Impairment of investments in subsidiaries, joint ventures and associates, net	(13)	(17)
Impairment on non-financial assets, net	(1,260)	(123)
Tangible assets	(72)	(55)
Intangible assets	(1,073)	(61)
Others	(115)	(7)
Gain or losses on non financial assets and investments, net	522	30
Negative recognized in results	—	22
Gains or losses on non-current assets held for sale classified as discontinued operations	(203)	(141)
PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	12,091	10,768
Tax expense or income from continuing operations	(3,884)	(3,282)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	8,207	7,486
Profit or loss after tax from discontinued operations	—	—
PROFIT FOR THE PERIOD	8,207	7,486
Profit attributable to non-controlling interests	1,588	1,282
Profit attributable to the parent	6,619	6,204

In the statement presented above, gains and write-downs considered non-recurring are included in each of the income statement line items where they were recognised due to their nature.

11

To provide a better understanding of the changes between the two years, the condensed income statement set out below shows non-recurring capital gains and write-downs for the net amount on a separate line just before the profit attributable to the Group (“Net of capital gains and write-downs”).

In 2017, the net negative impact of non-recurring capital gains and write-downs was EUR 897 million. In particular, we reported a positive impact of EUR 297 million due to the capital gain obtained from the sale of Allfunds Bank and a further EUR 73 million due to the effect of the tax reform in the United States. Meanwhile, a total of EUR 603 million was booked to cover write-downs of goodwill; EUR 149 million following the hurricanes in the United States, the purchase of a stake in Santander Consumer USA and other funds; EUR 385 million in expenses in relation to integration processes (EUR 300 million at Banco Popular and EUR 85 million at Santander Consumer Finance); and EUR 130 million to cover write-downs of equity interests and intangible assets.

The net negative impact of non-recurring capital gains and write-downs was EUR 417 million in 2016. In particular, capital gains came to EUR 227 million and related to the sale of VISA Europe. During the year, the Group recognised expenses for a total amount of EUR 644 million in connection with restructuring costs (EUR 475 million), allowances to cover potential claims in connection with payment protection insurance (PPI) products in the UK (EUR 137 million) and the restatement of Santander Consumer USA data (EUR 32 million).

Summarisad management income statement

€ million

	2017	2016
Net interest income	34,296	31,089
Net fee income	11,597	10,180
Gains (losses) on financial transactions	1,703	1,723
Other operating income	796	862
Gross income	48,392	43,853
Operating expenses	(22,918)	(21,088)
General administrative expenses	(20,325)	(18,723)
Personnel	(11,972)	(10,997)
Other general administrative expenses	(8,353)	(7,727)
Depreciation and amortisation	(2,593)	(2,364)
Net operating income	25,473	22,766
Net loan-loss provisions	(9,111)	(9,518)
Impairment losses on other assets	(414)	(247)
Other income	(2,398)	(1,712)
Underlying profit before taxes	13,550	11,288
Tax on profit	(4,587)	(3,396)
Underlying profit from continuing operations	8,963	7,892
Net profit from discontinued operations	—	0
Underlying consolidated profit	8,963	7,893
Minority interests	1,447	1,272
Underlying attributable profit to the Group	7,516	6,621
Net capital gains and provisions	(897)	(417)
Attributable profit to the Group	6,619	6,204

In 2017 the Santander Group carried on its business against a more favourable economic backdrop than that seen in recent years, although the climate of low interest rates in developed countries remains the biggest hindrance to banking activity.

The solidity of our business model has enabled us to post double-digit growth in underlying earnings at the Group and across most regions. Meanwhile, RoTE is among the best to be found in the sector and we have managed to ensure balance sheet growth while simultaneously improving our capital ratios and the dividend pay-out per share.

In 2017, the Group’s attributable profit stood at EUR 6,619 million, up 7% year on year. Before factoring in the non-recurring earnings and taxes described previously, which reflect the higher fiscal pressure, underlying pre-tax profit stood at EUR 13,550 million, up 20% year on year.

12

Prior to analysing performance of the different income statement items, it should be noted that the year-on-year comparison has been affected by the following:

•

The 2017 income statement includes the results generated by Banco Popular. Since its integration within the Group on 7 June, it has generated losses of EUR 37 million following the recognition of EUR 300 million in integration costs in the third quarter, as had been announced at the time of the integration.

•

For the Group as a whole, exchange rate fluctuations had virtually no impact (less than one percentage point on attributable profit). However, the impact by unit was as follows: Brazil (+7 percentage points); Poland (+2 percentage points); Chile (+2 percentage points); United States (-2 percentage points); Mexico (-3 percentage points); United Kingdom (-7 percentage points) and Argentina (-14 percentage points).

Average exchange rates: 1 euro / currency parity

	2017	2016
US$	1.127	1.106
Pound sterling	0.876	0.817
Brazilian real	3.594	3.831
Mexican peso	21.291	20.637
Chilean peso	731.538	747.500
Argentine peso	18.566	16.316
Polish zloty	4.256	4.362

Breakdown of the main income statement items

Highlights of the change in the income statement from 2017 and 2016 are discussed below.

Income totalled EUR 48,392 million, up 10% year on year. The quality of the income also improved since customer revenues were the biggest contributor here (+11%).

The Group’s income structure, where net interest income and fees and commissions account for 95% of total income, enables the Bank to secure steady, recurring revenue growth.

Net interest income in 2017 came to EUR 34,296 million, up 10% on 2016.

13

The table below shows the average balance sheet balances for each year, obtained as the average of the months in the period –which does not differ significantly from the average of the daily balances– plus the interest generated, which is presented in the management accounts. The distinction between domestic and international is based on the customer’s home address.

Average balance sheet - assets and interest income

		2017			2016
ASSETS	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in € million, except percentages)
Cash and deposits at central banks and loans and advances to credit institutions
Domestic	59,335	119	0 20%	47,985	171	0.36%
International	123,377	3,602	2.96%	115,435	4,307	3.73%

	182,712	3,721	2.04%	163,420	4,478	2.74%
Loans and advances to customers
Domestic	220,067	4,828	2.19%	175,751	3,967	2.26%
International	604,159	38,812	6.42%	605,758	38,611	6.37%

	824,226	43,640	5.29%	781,509	42,578	5.45%
Debt securities
Domestic	73,166	1,315	1.80%	65,026	1,060	1.63%
International	124,743	5,826	4.67%	116,163	5,867	5.05%

	197,909	7,141	3.61%	181,189	6,927	3.82%
Hedging income
Domestic	—	2		—	56
International	—	505		—	533

	—	507		—	589
Other interest
Domestic	—	432		—	194
International	—	600		—	390

	—	1,032		—	584
Total interest-earning assets
Domestic	352,568	6,696	1.90%	288,762	5,448	1.89%
International	852,279	49,345	5.79%	837,356	49,708	5.94%

	1,204,847	56,041	4.65%	1,126,118	55,156	4.90%
Other assets	202,834			211,543
Assets from discontinued operations	—			—

Average total assets	1,407,681	56,041		1,337,661	55,156

The average balance of interest-earning assets was EUR 1,205 billion in 2017, up 7% year on year (EUR 1,126 billion).

Most of this increase came from the national component, where all headings of the income statement were up following the integration of Banco Popular in June.

14

The average return on all interest-earning assets was down 25 basis points to 4.65%. This change is largely a result of deposits held at central banks and credit institutions in the international component, where the return was down 15 basis points to 5.79% during the period. Meanwhile, the domestic component remained virtually unchanged at 1.90%.

Average balance sheet - liabilities and interest expense

		2017			2016
LIABILITIES AND SHAREHOLDERS’ EQUITY	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in € million, except percentages)
Deposits from central banks and credit institutions
Domestic	93,873	261	0.28%	76,322	256	0.34%
International	88,395	2,000	2.26%	85,284	1,858	2.18%

	182,268	2,261	1.24%	161,606	2,114	1.31%
Customer deposits
Domestic	219,194	1,140	0.52%	177,028	936	0.53%
International	521,275	9,934	1.91%	502,366	11,949	2.38%

	740,469	11,074	1.50%	679,394	12,885	1.90%
Marketable debt securities
Domestic	74,029	1,489	2.01%	71,402	1,484	2.08%
International	142,691	5,162	3.62%	150,412	6,284	4.18%

	216,720	6,651	3.07%	221,814	7,768	3.50%
Other Interest-bearing liabilities
Domestic	6,102	100	1.64%	6,470	117	1.81%
International	2,057	98	4.76%	1,988	84	4.23%

	8,159	198	2.43%	8,458	201	2.38%
Hedging expenses
Domestic		(27)			(166)
International		(207)			(189)

		(234)			(355)
Other Interest
Domestic		399			286
International		1,396			1,168

		1,795			1,454
Total interest-bearing liabilities
Domestic	393,197	3,362	0.86%	331,220	2,913	0.88%
International	754,419	18,383	2.44%	740,052	21,154	2.86%

	1,147,616	21,745	1.89%	1,071,272	24,067	2.25%
Other liabilities	155,072			166,026
Non-controlling interests	12,356			11,622
Shareholders’ equity	92,637			88,741
Liabilities from discontinued operations	—			—

Average total liabilities and shareholders’ equity	1,407,681	21,745		1,337,661	24,067

The average balance of interest-bearing liabilities was EUR 1,148 billion in 2017, up 7% year on year (EUR 1,071 billion). As with the interest-earning assets, the increase here was largely seen in the domestic component, which was heavily impacted by the integration of Banco Popular.

The average cost of interest-bearing liabilities fell by 36 basis points to 1.89%, As with the assets, the change was mainly seen in the international component, which saw a cost reduction of 42 basis points to reach 2.44%, in this case due to the lower average interest rate on customer deposits and marketable debt securities. Meanwhile, the domestic component remained virtually unchanged with an average rate of 0.86%.

The changes in income and expense shown in the table below are calculated and attributed mainly to the following:

•	The change in volume, which is obtained by applying the previous period’s interest rate to the difference between the average balances of the present and previous periods

•	The change in interest rate, which is obtained by applying to the average balance for the previous year the difference between the rates of the present and previous periods

15

When distinguishing between interest income and interest expense, the following is of note:

•

Interest income was up EUR 885 million in response to higher volumes (EUR +2,111 million). This growth was seen in the domestic component, since the international component reported a negative impact of interest rates.

	2017/2016 Increase (decrease) due to changes in
	Volume	Rate	Net variation
Interest income	(in € million)
Cash and deposits at central banks and loans and advances to credit institutions
Domestic	34	(86)	(52)
International	281	(986)	(705)

	315	(1,072)	(757)
Loans and advances to customers
Domestic	975	(114)	861
International	(102)	303	201

	873	189	1,062
Debt securities
Domestic	140	115	255
International	417	(458)	(41)

	557	(343)	214
Hedging income
Domestic	(54)	—	(54)
International	(28)	—	(28)

	(82)	—	(82)
Other interest
Domestic	238	—	238
International	210	—	210

	448	—	448
Total interest-earning assets
Domestic	1,333	(85)	1,248
International	778	(1,141)	(363)

	2,111	(1,226)	885

•	Interest expense fell EUR 2,322 million due to the interest rate effect (EUR -3,302 million). The decline was also down to the international component due to the change in interest rates.

	2017/2016 Increase (decrease) due to changes in
	Volume	Rate	Net variation
Interest expense	(in € million)
Deposits from central banks and credit institutions
Domestic	53	(48)	5
International	69	73	142

	122	25	147
Customer deposits
Domestic	220	(16)	204
International	436	(2,451)	(2,015)

	656	(2,467)	(1,811)
Marektable debt securities
Domestic	54	(49)	5
International	(311)	(811)	(1,122)

	(257)	(860)	(1,117)
Other interest-bearing liabilities
Domestic	(6)	(11)	(17)
International	3	11	14

	(3)	—	(3)
Hedging expenses
Domestic	139	—	139
International	(18)	—	(18)

	121	—	121
Other interest
Domestic	113	—	113
International	228	—	228

	341	—	341
Total interest-bearing liabilities
Domestic	573	(124)	449
International	407	(3,178)	(2,771)

	980	(3,302)	(2,322)

16

The net result was an increase of EUR 3,207 million, of which EUR 1,131 million was down to increased business volume and EUR 2,076 million to changes in interest rates.

If we observe the change in net interest income by region, without factoring in exchange rates so as to provide a more accurate analysis of business performance, the largest gains occurred in emerging markets, notably Brazil (+17%), Mexico (+13%), Argentina (+58%) and Poland (+9%) in response to growing levels of business growth. Interest rates in these markets are also higher than in our developed markets, although the performance here varies by region (in Mexico the rate was up while in Brazil the rate fell significantly in the period). On the flip side, the only decreases were seen in Spain (without Banco Popular), due to interest rate pressure and lower business volume; in Portugal, where prevailing interest rates are similar to in Spain and where we also reported lower income on the ALCO portfolio; and in the United States due to the decline in the auto portfolio at Santander Consumer USA and the change in mix toward a lower risk profile. Stripping out Banco Popular, net interest income was up 7%.

Meanwhile, fee and commission income amounted to EUR 11,597 million, with double-digit growth on the back of increased activity and high levels of customer loyalty. It is also significant that this growth has been accelerating: climbing 14% in 2017 to comfortably outpace the growth reported in 2016 (+8%) and 2015 (+4%). By business, increases were noted in commercial banking (86% of total fees and commissions) and Global Corporate Banking. Stripping out Banco Popular, fees and commissions were up 11%.

By region, fees and commissions rose across the board, reflecting the rise in loyal customers in all units, the higher added value product offer and an enhanced customer experience.

Gains/(losses) on financial assets and liabilities, which accounted for just 3.5% of income, were down 1% in the period. Other income represents less than 2% of total revenues. This line item includes dividends (down EUR 29 million), the share in companies accounted for using the equity method (up EUR 260 million), and Other operating income/(expense) (down EUR 296 million), partly on account of the increased contributions paid to the Deposit Guarantee Fund, including those made by Banco Popular in 2017.

Operating costs totalled EUR 22,918 million, up 9%. Once adjusted for inflation and changes in the scope of consolidation, operating costs were virtually unchanged, despite the cost increase stemming from regulatory requirements and investments in the transformation process. The Santander Group remains one of the world’s most efficient banks, with a cost-to-income ratio of 47%.

In terms of business units, the Group has continued its active management approach during the year, adapting the base to the reality of the business in each market. This has allowed the Bank to lower or keep costs stable in seven of its ten main business units, in real terms and stripping out changes in the consolidation scope. The two units that reported the largest cost increase were Mexico, due to the significant investment made in infrastructure and systems as part of the plan launched in late 2016, and Brazil, where costs have responded to fluctuating levels of business and investments in transformation.

The changes in cost and income just described resulted in a net improvement of 70 basis points in the cost-to-income ratio, which was 47.4% for the year (48.1% in 2016), one of the best figures to be found among our peers. Stripping out the impact of Banco Popular, which is currently contributing more than its normal share of expenses, the cost-to-income would have improved to 46.8%.

Loan-loss provisions came to EUR 9,111 million, down 4% on the previous year. Without Popular, they would have been down 5%. By unit and in local currency, we saw significant reductions in Continental Europe and in the United States and also across all of Latin America. However, loan-loss provisions in the United Kingdom were up due to the steady normalisation of provisioning and a one-off case at GCB. Even so, its cost of lending remained low at 8 basis points, although this figure was just 2 basis points in 2016.

17

The cost of lending has continued to improve, reflecting the selective growth strategy and a well-balanced risk management policy. It has fallen from 1.18% at year-end 2016 to 1.07% at year-end 2017. Stripping out Banco Popular, it would be 1.12%. This improvement in the year was reported across virtually all Group units, most notably Brazil, the United States, Chile, Portugal, SCF and Poland. Meanwhile, the cost of lending was up in Mexico and Argentina, as well as in the UK as just mentioned.

Other income and write-downs were a negative EUR 2,812 million, exceeding the negative EUR 1,959 million reported in 2016. This heading is used to show sundry provisions, as well as capital gains, losses and impairment of assets. It is higher this year round because we have strengthened the balance sheet and have a number of additional expenses, mainly in Brazil and the United Kingdom.

Underlying profit before tax was up 20% to EUR 13,550 million, reflecting strong levels of income, controlled costs and a solid performance in terms of allowances and the cost of lending. Stripping out Popular, it was up 17%. By region, eight reported increases in local currency while seven posted double-digit growth.

Taxes were up, mainly due to increased tax pressure at certain units, notably Brazil, Spain, Poland, Chile and Argentina. The tax rate for the Group as a whole has climbed from 30% to nearly 34%.

Profit attributable to non-controlling interests was up 14%. By unit, there were significant increases at Santander Consumer Finance due to the agreement reached with Banque PSA, Brazil and Chile. Meanwhile, tax was down at Santander Consumer USA partly because of the lower profit reported by the unit and the purchase of an equity interest.

Underlying attributable profit (before capital gains and write-downs) was up 14% to EUR 7,516 million. Stripping out Popular, it was up 10%.

As a result, the Group’s underlying RoTE was 11.8% (+70 basis points in the year), underlying RoRWA was 1.48% in 2017 versus 1.36% in 2016 and underlying earnings per share was EUR 0.463, up 8% on 2016.

Meanwhile, profit attributable to the Group came to EUR 6,619 million in the year, up 7% on 2016. Stripping out Popular, it would also have been up 7%.

Earnings per share (EPS) gained 1% in the year to reach EUR 0.404. Total RoTE was 10.41% (10.38% in 2016), while total RoRWA stood at 1.35% (1.29% in 2016).

18

2.3	Balance sheet

Below is the condensed balance sheet at 31 December 2017, showing a comparison with the 2016 year-end figures.

Condensed consolidated balance-sheet € million
	2017	2016
Assets
Cash, cash balances at central banks and other demand deposits	110,995	76,454
Financial assets held for trading	125,458	148,187
Debt securities	36,351	48,922
Equity instruments	21,353	14,497
Loans and advances to customers	8,815	9,504
Loans and advances to central banks and credit institutions	1,696	3,221
Derivatives	57,243	72,043
Financial assets designated at fair value	34,782	31,609
Loans and advances to customers	20,475	17,596
Loans and advances to central banks and credit institutions	9,889	10,069
Other (debt securities an equity instruments)	4,418	3,944
Available-for-sale financial assets	133,271	116,774
Debt securities	128,481	111,287
Equity instruments	4,790	5,487
Loans and receivables	903,013	840,004
Debt securities	17,543	13,237
Loans and advances to customers	819,625	763,370
Loans and advances to central banks and credit institutions	65,845	63,397
Held-to-maturity investments	13,491	14,468
Investments in subsidiaries, joint ventures and associates	6,184	4,836
Tangible assets	22,974	23,286
Intangible assets	28,683	29,421
Goodwill	25,769	26,724
Other intangible assets	2,914	2,697
Other assets	65,454	54,086

Total assets	1,444,305	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	107,624	108,765
Customer deposits	28,179	9,996
Debt securities issued	—	—
Deposits by central banks and credit institutions	574	1,395
Derivatives	57,892	74,369
Other	20,979	23,005
Financial liabilities designated at fair value	59,616	40,263
Customer deposits	28,945	23,345
Debt securities issued	3,056	2,791
Deposits by central banks and credit institutions	27,026	14,127
Other	589	—
Financial liabilities measured at amortized cost	1,126,069	1,044,240
Customer deposits	720,606	657,770
Debt securities issued	214,910	226,078
Deposits by central banks and credit institutions	162,714	133,876
Other	27,839	26,516
Liabilities under insurance contracts	1,117	652
Provisions	14,489	14,459
Other liabilities	28,557	28,047

Total liabilities	1,337,472	1,236,426

Shareholders’ equity	116,265	105,977
Capital stock	8,068	7,291
Reserves	103,607	94,149
Attributable profit to the Group	6,619	6,204
Less: dividends	(2,029)	(1,667)
Accumulated other comprehensive income	(21,776)	(15,039)
Minority interests	12,344	11,761

Total equity	106,833	102,699

Total liabilities and equity	1,444,305	1,339,125

19

The exchange rate effect on the Group’s various currencies and the change in the scope of consolidation had a significant impact on the yearly performance under this heading.

•

The impact of final exchange rates on the balance sheet was greater than the impact of the average rates on the income statement. We therefore saw a negative impact of roughly five percentage points on the customers headings for the Group as a whole due to exchange rate fluctuations, with the impact varying by unit as follows: Poland (+6 percentage points); United Kingdom and Chile (-4 percentage points); Mexico (-8 percentage points); United States (-12 percentage points); Brazil (-14 percentage points) and Argentina (-38 percentage points).

•	The period also included a positive impact of ten percentage points following the acquisition of Banco Popular in the second quarter.

Exchange rates period-end: 1 euro / currency parity

	2017	2016
US$	1.199	1.054
Pound sterling	0.887	0.856
Brazilian real	3.973	3.431
Mexican peso	23.661	21.772
Chilean peso	736.922	707. 612
Argentine peso	22.637	16.705
Polish zloty	4.177	4.410

The Group’s gross lending to customers amounted to EUR 872,849 million at 31 December 2017, up 7% on the EUR 814,863 million recorded at year-end 2016. If we strip out the effect of exchange rate variations and the integration of Banco Popular and eliminating also reverse repurchase agreements, lending was up 2%.

Customer loans

€ million

	2017	2016
Commercial bills	29,287	23,894
Secured loans	473,936	454,676
Other term loans	257,441	232,289
Finance leases	28,511	25,357
Receivable on demand	6,721	8,102
Credit cards receivable	21,809	21,363
Impaired assets	36,280	32,573

Gross customer loans (w/o repos)	853,985	798,254

Repos	18,864	16,609

Gross customer loans	872,849	814,863

Loan-loss allowances	23,934	24,393

Net customer loans	848,915	790,470

At the 2017 year end, of total lending to customers maturing in over one year, 57% was linked to floating interest rates, while the remaining 43% was linked to fixed rates. The geographic breakdown reveals the following:

•	In Spain, 74% of loans are linked to floating rates, while 26% accrue interest at fixed rates.

•	Internationally, 51% of loans are at floating rates, vs. 49% at fixed rates.

Credit facilities with maturities exceeding on year at year-end of 2017

€ million

	Doméstico		Internacional		TOTAL
	Importe	Peso sobre el total (%)	Importe	Peso sobre el total (%)	Importe	Peso sobre el total (%)
Fixed	47,060	26%	229,871	49%	276,931	43%
Variable	133,557	74%	239,450	51%	573,007	57%

TOTAL	180,617	100%	469,321	100%	649,938	100%

20

Note 10.b to the accompanying consolidated financial statements provides further information on the distribution of loans and advances to customers by business line.

Comparing individual unit performance with figures for 2016, gross lending without repurchase agreements (without considering the impact of exchange rate fluctuations) was up at eight of the ten main units, as follows:

•

The most significant increases were seen in Argentina (+44%, driven by consumer loans and lending to SMEs), Portugal (+8% thanks to the increase in the institutional segment) and Brazil (+7% on the back of lending to individuals).

•

Growth of 6% at Santander Consumer Finance, mainly on account of the increased production in the auto segment and in credit cards, and growth of 5% in Mexico and Poland, driven by SMEs and corporates. Chile was up 3% in lending to individuals, high income segments and SMEs. Meanwhile the United Kingdom gained 1% in home mortgages and corporate loans, offset by the decline in non-core loans.

•

Spain was down 2% in terms of institutional balances and GCB, since SMEs grew slightly in the year, while the United States reported a 4% decline, mainly due to the sale of a portfolio of Santander Consumer USA and the reduction in GCB at Santander Bank.

•	At the real estate unit in Spain (and before the integration of Banco Popular) net lending fell 56% year on year in response to the ongoing strategy being pursued in recent years.

In relation to credit risk, the NPL ratio was 4.08% at year-end 2017, with a coverage ratio of 65% affected by the integration of Banco Popular. Stripping out this impact, the NPL ratio would be 3.38%, down 55 basis points on 2016, with a coverage ratio of 71% (74% in 2016).

Turning to liabilities, the total balance of customer funds under management, including deposits, mutual funds, pension funds and assets under management, came to EUR 985,703 million, up 13% year on year.

Total deposits without repurchase agreements and mutual funds gained 12% in 2016. At a constant exchange rate and stripping out the impact of integrating Banco Popular, this heading would have gained 8%.

By product and in accordance with the strategy of improving customer loyalty while reducing the cost of lending, demand deposits rose 9%, with growth reported in virtually all countries, while mutual funds climbed 14%, also with across-the-board improvements. Term deposits remained stable, albeit with an uneven performance by unit.

Meanwhile, eight of the Group’s ten main regions reported growth, with only the United States reporting a decline (-9% due to the reduction in institutional balances), as follows:

•	Growth across the Latin American units (Argentina: +53%; Brazil: +24% and Mexico: +6%), while in Europe Spain was up 12% and the United Kingdom gained 3%.

•

Somewhat more muted growth at Santander Consumer Finance, Poland and Portugal (+2% at each). Since all units have focused on reducing costs ahead of growing business, the growth in demand accounts has been offset by the decline in term deposits.

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•	Chile was unchanged during the year.

Customer funds

€ million

	2017	2016
Demand deposits	525,072	467,261
Time deposits	199,650	181,089
Mutual funds	165,413	147,416

Customer deposits w/o repos + Mutual funds	890,135	795,766

Pension funds	16,166	11,298
Managed portfolios	26,393	23,793

Subtotal	932,694	830,858

Repos	53,009	42,761

Customer funds	985,703	873,618

The net loan-to-deposit ratio came to 109% at December 2017, compared to 114% at the 2016 year end. Information on the same figures provided in the section on liquidity risk management and financing of this report.

In addition to attracting customer deposits, the Group applies a strategy of maintaining a selective issuance policy in the international bond markets, endeavouring to adapt the frequency and volume of market operations to both the structural liquidity requirements of each unit and the receptivity of each market. Information on the same figures provided in section 3 of this report (Liquidity and Capital).

Available-for-sale financial assets totalled EUR 133,271 million at 31 December 2017, up EUR 16,497 million year on year (+14%), mainly due to the increased position in Spanish sovereign debt following the integration of Banco Popular.

Available-for-sale financial assets

€ million

	2017	2016
Debt securities	128,481	111,287
Equity instructions	4,790	5,487

TOTAL	133,271	116,774

Information on the valuation adjustments generated by available-for-sale financial assets is provided in Note 29.d to the accompanying consolidated financial statements.

Meanwhile, held-to maturity investments at year-end 2017 amounted to EUR 13,491 million, down EUR 977 million on 2016.

Goodwill totalled EUR 25,769 million, EUR 955 million short of the EUR 26,724 million recognised at year-end 2016. The change here is largely down to the declines reported in the United States (exchange rate effect and impairment) and Brazil (exchange rate), which were partially offset by the increase resulting from the repurchase of Santander Asset Management.

Meanwhile, tangible assets came to EUR 22,975 million, down 1% on the figure at 31 December 2016 (EUR 23,286 million).

2.4	Business areas

The performance of the different business areas is detailed below. In this report, we have provided separate information in relation to the acquired business of Banco Popular, which, as mentioned previously, was integrated within the Santander Group on 7 June 2017.

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The changes shown below at the business units relates to gross loans and advances to customers without repurchase agreements and to customer funds, meaning deposits without repurchase agreements and investment funds.

Continental Europe (excluding exchange rate effect)

Continental Europe includes all of the business activities carried out in the region.

Strategy

Against a backdrop of historically low interest rates, the Bank’s strategy remains focused on improving customer loyalty, pushing up our market share, controlling costs and improving credit quality. Work is therefore ongoing to improve the customer experience and enhance the efficiency through the digital transformation, while simplifying processes and offering innovative products.

As a result of this strategy, customer loyalty has increased 18% for both individuals (+20%) and SMEs and corporates (+8%). By improving engagement we managed to increase fee and commission income, which was up 11% excluding acquisitions. Similarly, our digital strategy has led to a 11% gain in digital customers, with most Santander regions reporting a major increase.

The year was also extremely important when it comes to inorganic growth, with highlights here including the integration of Banco Popular, the acquisition of 50% of Santander Asset Management, and the agreement to acquire the retail and private banking businesses of Deutsche Bank in Poland, which is due to be completed in 2018 (once clearance to proceed has been secured). Following the acquisition of Banco Popular, Banco Santander has regained its leadership in Spain and Banco Santander Totta remains Portugal’s largest private bank in terms of assets and lending from domestic business.

Business and results (figures excluding Banco Popular)

Lending was up 2% year on year, with all units except Spain (-2% due to institutional balances) reporting an increase. Funds were up 9%, with growth reported across all units as both deposits and investment funds saw gains.

Continental Europe posted attributable profit of EUR 2,868 million, up 18% on 2016. Stripping out the impact of the non-recurring results reported in 2017 and 2016, underlying attributable profit was EUR 2,953 million, revealing year-on-year growth of 13%.

This growth was largely driven by an increase in fee and commission income (+11%), in turn due to improved customer loyalty, plus a 26% reduction in loan-loss provisions; a trend seen across all the Group’s main units and which shows the improvement in NPL ratios and the cost of lending. Meanwhile, net interest income was relatively unchanged in comparison with 2016 due to the prevailing climate of rock-bottom interest rates.

All units increased their underlying income, with double-digit growth reported in Spain, SCF, Portugal and, to a lesser extent, Poland, which had to contend with higher taxes and a number of regulatory impacts.

Spain

Strategy

Our commercial strategy is focused primarily on enhancing customer loyalty and experience through the digital transformation process.

When it comes to the individuals segment, loyal customers were up 54% thanks to the 1l2l3 strategy and our new payments methods strategy. As part of the 1|2|3 strategy we have expanded our range of products and services with the launch of the Smart account for ‘millennial’ customers and our Zero account, which is 100% digital and commission-free.

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Turning to businesses, highlights included the growth seen in the SME segment, the improvement in customer quality and our decision to target short-term products offering added value.

We remain firmly committed to the Bank’s digital transformation. Here, the launch of Digilosofía has allowed us to harness all our digital expertise, leading to major progress on the path to transforming the Bank. We successfully reached 3.2 million digital customers in the period, marking a 15% year-on-year increase and making Santander the market leader in mobile payments and a pioneer when it comes to international payment solutions based on distributed ledger technology.

Continuous improvements were made to key processes such as opening accounts, granting loans, insurance and international payments, and all our products can now be arranged digitally using remote channels.

We ended the year with 500 SmartRed branches: digitally integrated smart offices that are also simple and accessible.

Business and results (figures excluding Banco Popular)

Healthy commercial figures with lending activity performing well in the period, even though the overall balance was down 2%. New loans were up on 2016, with a positive showing across the main segments, especially individuals and SMEs.

This sound performance has led to an increase in retail and commercial banking lending. The increase in consumer loans and lending to SMEs and other products has allowed Santander to neutralise the decline in mortgage loans.

When it comes to funds, we maintain a robust financing structure that has been bolstered by the recent growth in customer funds (+12% year on year). Term deposits lost further ground to demand deposits, which were up 19% in the year. Meanwhile, mutual funds rose 18%.

Attributable profit came to EUR 1,180 million, up 46% on 2016, in which capital gains from VISA Europe and restructuring costs were reported. Stripping out these impacts, underlying profit gained 15% on the back of fee and commissions, cost savings and fewer provisioning needs, offsetting the pressure on interest income and the lower earnings on financial assets and liabilities.

Net interest income continues to be affected by low interest rates, asset repricings and competitive pressure when it comes to pricing. We saw a marked improvement in fee and commission income, which gained 16%, with income from payment methods and customer transactions outperforming, as well as the contribution made by wholesale banking. All in all, gross income saw moderate growth.

Costs were down 1% year on year after absorbing costs associated with the launch of Openbank and because of the impact that the integration of a company that manages PoS terminals has had on the scope of consolidation. the result of efficiency plans from previous years. The cost-to-income ratio came to 57%.

Provisions continue to normalise while the cost of lending continues to improve, falling to 0.33% in the period.

There was also a sustained reduction in the risks profile, with the NPL ratio shedding 70 basis points in the year to reach 4.72%.

Santander Consumer Finance (excluding impact of exchange rate variations)

Strategy

SCF is the European leader when it comes to consumer finance, with operations in 14 countries and over 130,000 associated points of sale (auto dealers and stores). In addition, SCF has entered into a significant number of financing agreements with car and motorcycle manufacturers and with retail distribution groups.

Key priorities in the year were the need to improve capital efficiency, ensure sound management the agreements with Banque PSA Finance (BPF) completed in 2016 (joint ventures in 11 countries), increase car financing and consumer lending by extending agreements with the main dealers and retailers and strengthening digital channels.

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Business activity and earnings

In terms of business activity, Santander continued to sign new agreements with both retail distributors and manufacturers by assisting them with their commercial transformation and therefore increasing the value proposition offered to the end customer.

Lending rose 6% during the year, with new loans up 9% on 2016, greatly bolstered by the auto business. Growth was across the board at almost all units.

As for borrowing, customer deposits gained 2%, marking Santander apart from its peers. The Group also has considerable capacity to secure wholesale financing.

In relation to earnings, attributable profit stood at EUR 1,168 million in 2017, up 4% year-on-year. Stripping out the impact of the non-recurring earnings in 2017 (charge of EUR 85 million in the third quarter to cover integration costs, mainly in respect of the commercial networks in Germany) and in 2016 (in which the capital gains obtained from VISA Europe were booked), underlying profit gained 15% year on year.

This increase was largely down to two factors: the current climate of low interest rates, which is extremely positive for the consumer business (in terms of both income and provisions) and the low cost of lending.

The improvement in income came mainly on the back of net interest income (accounting for 80% of all income), which rose 5% year on year.

Costs also rose (+4%) in line with rising levels of business, while the cost-to-income ratio was around 44%, a slight improvement on 2016.

Provisions fell by 32%, accompanied by a strong improvement in the cost of lending (0.30% vs. 0.47% in 2016), which is now very low for the consumer financing business. This has been made possible thanks to the healthy performance of credit risk and the positive impacts of the portfolio sales completed in the year. The NPL ratio was down 18 basis points to reach 2.50%. Meanwhile, the coverage ratio stood at 101%.

By unit, attributable profit was especially strong in Poland (+35%), Spain (+16%) and Italy (+12%).

Poland (changes in local currency)

Strategy

In 2017, the Bank continued to pursue its objective of being the bank of first choice for customers.

The 2017-2019 strategy was updated accordingly in response to changes in the macroeconomic environment so as to take on board not only existing but also expected challenges that well could arise given the prevailing climate, such as the need to expand and develop the Group.

The chosen strategy is to champion a customer-centric culture, which will be underpinned by the cultural transformation process and the continuous improvement of the business model and the range of products and services.

The Bank’s main actions in 2017 included the implementation of new CRM tools so that it can continue anticipating and responding to the needs and expectations of our customers. Special efforts were also made so as to ensure that products are simple and easy to understand for customers, with transparent terms and conditions and prices and with incentives and benefits to depend on how strong the customer’s relationship is with the Bank.

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On 14 December 2017, the Bank announced the acquisition of Core Deutsche Bank Polska & DB Securities S.A. The deal is expected to be completed in the fourth quarter of 2018 once all regulatory authorisations have been obtained. Core DB Polska will contribute with data of June 2017 a gross loans totalling 18,200 million zloty, customer deposits of 10,400 million zloty and assets under management of 6,900 million zloty. Please note that the balances acquired do not include mortgages denominated in foreign currency.

Business activity and earnings

Loans gained 5% year on year mainly on the back of the businesses and individuals segments.

Funds rose 2% during the year. Here we would highlight the increase in deposits from individuals and companies, while term deposits were down.

This performance allows the Bank to maintain its solid financing structure, with a loan-to-deposit ratio of 92%.

Attributable profit came to EUR 300 million in the year, down 3% on 2016 due to the capital gains on the sale of VISA Europe reported in 2016 and the tax increase stemming from the non-deductibility of the expense paid to the BFG (Polish deposit guarantee fund). Stripping out these impacts, underlying profit before tax gained 12%, with more recurring items outperforming.

Net interest income was up 9% as the volume of activity increased and fee and commission income also gained 8%. Growth in total income was slightly less at 5%, due to lower earnings on financial assets and liabilities resulting from the sale of ALCO portfolios.

Costs rose by 2%, mainly due to the increase in personnel costs, which were up 3%. Meanwhile, amortisation and depreciation was down 3%.

Provisions fell 8% in response to the significant improvement in credit quality. The NPL ratio fell to 4.57% (5.42% at December 2016), while the cost of lending stood at 0.62% (0.70% at December 2016).

Portugal

Strategy

Commercial activity remains heavily focused on latching on to the growth of the Portuguese economy. This has led to an increased market share among individuals and businesses, an increase in transactions and a year-on-year gain in the number of loyal customers and digital customers (+8% and +11%, respectively).

For the individuals segment, commercial activity continues to be underpinned by the World 1|2|3 programme, which has seen a sizeable increase in the number of accounts, credit cards and sales of protection insurance.

For businesses, the Bank remains focused on developing new digital platforms such as the new Santander Totta Empresas app.

In September, the Bank completed a one billion euro placement of 10-year mortgage-backed bonds, making it the first bank to launch a 10-year issue in Portugal since 2010.

Business and results (figures excluding Banco Popular)

Lending was up 8% on 2016 in response to growth in the institutions segment. A further highlight was the fact that new mortgages and loans to businesses exceeded the stock level.

Funds gained 2% on December, with investments funds and deposits both faring particularly well as part of a management approach that has led to a considerable reduction in finance costs.

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Turning to earnings, attributable profit came to EUR 440 million, up 10% on 2016. This growth has found supported from the reduction in operating costs and provisions. In income, the strong performance of fees and commissions failed to offset the decline in net interest income and lower gains on financial assets and liabilities.

Net interest income was down 5% because the positive effect of the cost reduction on deposits failed to counter the reduction in income from lending activity and instruments, due to the prevailing climate of rock-bottom interest rates and the reduced weighting of public debt on the Bank’s balance sheet.

Fees and commissions reported a 9% increase on 2016, showing an improvement in customer loyalty and number of transactions. Meanwhile, income from financial assets and liabilities was down 25% due to lower earnings on the sale of portfolios.

Costs were down 7% as a result of the cost saving plans rolled out in recent years. This reduction, coupled with rising levels of income, has generated a cost-to-income ratio of 48%, the best seen since 2016.

Loan-loss provisions were also down to close out the year with a minor release. This is down to the excellence performance of the NPL ratio, which improved notably in 2017 to end the year at 5.71%, well below the high of 10.46% seen in June 2016 following the integration of Banif.

Real estate activity - Spain (figures excluding Banco Popular)

The Group reports its non-core real estate business as a separate unit. This unit includes loans to real-estate developers, for which a specialised management model is applied, as well as the interest in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB), the assets of the former real estate fund and foreclosed assets.

In recent years, the Group’s strategy has focused on reducing real estate assets, primarily loans and foreclosed assets.

Net lending at this unit stood at EUR 1,001 million, down 50% on December 2016. This accounts for just 0.1% of the Group’s total loans and less than 1% of those held in Spain.

The real estate business in Spain closed the year with a non-performing loan ratio of 87% and a coverage ratio of 48%. Foreclosed asset coverage stands at 58%.

In earnings, the unit reported a loss of EUR 303 million in 2017, compared to EUR 326 million in the previous year, primarily due to lower write-down needs.

Including Banco Popular, and following the agreement to sell 51% of the real estate business of Banco Popular to Blackstone, net exposure to real estate loans and foreclosed assets at December 2017 came to EUR 5,665 million, with a coverage ratio of 52%.

Banco Popular

Strategy

As initially planned, significant progress has been made in making Banco Popular part of the Santander Group, thus delivering on our promise to the market and our shareholders.

•	We have now initiated the process of integrating the bank, unlocking cost synergies and achieving optimum levels of efficiency.

•

The business’ real estate exposure has been reduced by agreeing to sell the portfolio of foreclosed real estates to Blackstone, along with non-performing loans from the sector and other assets tied up with real estate activity.

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•

In December we agreed to sell TotalBank, a retail and commercial bank based in Florida. The deal is expected to be completed in late 2018 and should have a positive impact on our CET1 ratio of five basis points.

•	Meanwhile, a commercial initiative targeting former shareholders of Banco Popular was launched and successfully completed during the year, with 78% uptake of the offer to subscribe loyalty bonds.

Business activity and earnings

In terms of business activity, both demand and term customer deposits saw a sharp increase from early June onward, showing that market confidence in the bank is gradually improving. Meanwhile, the loan stock has stabilised in recent months following the increase in new loans seen in the fourth quarter thanks to Banco Popular’s leading position in the SME segment. This trend, while undeniably positive, is still not enough to bring lending activity back to the levels reported prior to the acquisition.

Banco Popular has posted attributable profit of EUR -37 million since 7 June as a result of the acquisition costs, which amounted to EUR 300 million. If we strip out this extraunderlying impact, profit would have been a positive EUR 263 million.

Income amounted to EUR 1,309 million. Net interest income was subjected to interest rate pressure, with the Euribor at an all-time low. The fourth quarter of the year was also impacted by a reduction in ALCO portfolios and the contribution paid to the Deposit Guarantee Fund (EUR 63 million).

Costs amounted to EUR 873 million, while loan-loss provisions came to EUR 114 million in the consolidated period.

United Kingdom (changes in local currency)

Strategy

Our priority in the UK remains customer loyalty, operational and digital excellence and steady and sustained profit growth, while also aspiring to become for best bank for our employees and society in general.

•	We remain firmly committed to our World 1|2|3 strategy, which already has 5.4 million customers. Current accounts for the individuals segment have been steadily growing

•

and we are continuing to develop our digital value proposition. The number of digital customers has been increasing at around 10% growth. These improvements have led to high levels of successful mortgage applications in 2017, along with an increase in new current accounts and credit cards arranged through digital channels.

•

Loyal customers from the individuals segment continued to increase, albeit at a somewhat slower rate (+5%) in the period due to low interest rates on savings products, while engaged SMEs and corporates also saw 5% growth, partly on account of our international value proposition.

These healthy figures have been obtained in a still fiercely competitive banking sector in the UK, with a number of significant regulatory changes on the near horizon.

Business activity and earnings

Lending was up 1% in the year. The increase in home mortgages and loans to businesses in the UK was offset by a controlled reduction in commercial real estate loans.

Customer deposits grew 3% on the back of current accounts for individual customers, other retail products and company deposits, although part of this gain was nullified by the reduction in savings products.

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In relation to earnings, attributable profit came to EUR 1,498 million in the period, down 3% on 2016 due to the increase in specific provisions for Global Corporate Banking and costs relating to the banking reform process. Without these impacts, the UK performed well, with high levels of profitability. Underlying RoTE was 10.3%.

Net interest income gained 6% year on year thanks to the improvement in the margin on borrowing activity following the changes made to the terms and conditions of the 1|2|3 account. Conversely, the margin was negatively affected by the pressure on spreads on new loans.

Fees and commissions gained 4% largely in response to the rise in commissions on retail banking transactions and on digital and internal payments in the commercial banking segment.

Costs were up 3% but remained under control despite inflationary pressures and costs of GBP 81 million resulting from the banking reform process. The increased investment in business growth and in improving digital channels was partially offset by the improvements made to operational efficiency.

Credit quality remains strong across all portfolios, underpinned by sound risk management and low interest rates. The NPL ratio was 1.33% at 31 December 2017, below the 1.41% reported at year-end 2016.

Latin America (excluding impact of exchange rate variations)

Strategy

Highlights for the year included the significant investments made in operating systems and digital infrastructure in a bid to streamline processes and increase the customer experience, customer loyalty and the number of transactions and digital customers. The specific actions undertaken here are described separately for each unit.

Loyal customers were up 16% in 2017 across all units. This growth was reported in both the individuals and corporate segments, which gained 16% and 15%, respectively. Meanwhile, the number of loyal customers rose by 32%.

Business activity and earnings

Loans gained 7%, with Brazil and Argentina outperforming. Mexico, on the other hand, has been pursuing a more selective growth strategy and in Chile the medium-high wealth segments and SMEs remain priorities and Santander Chile also started to recover growth in the mass market segments during the year.

Funds were up 16%, with double-digit growth across all the main units following the increase in both deposits and investment funds.

Attributable profit stood at EUR 4,284 million, with a YoY increase of 24%, driven by revenues and, in particular, net interest income, reflecting volumes growth and good management of spreads, amid a distinct interest rate climate. The Selic rate in Brazil was lowered significantly, while the rate in Mexico was on the rise. Growth of 17% in fee and commission income likewise had an impact, thanks to greater customer loyalty. Costs were up, albeit to a more moderate degree (+10%), improving efficiency by two percentage points to 39%.

Meanwhile, provisions were down 3%, which together with high volumes meant an improving cost of credit.

Profit was up considerably in six of the seven units, with Brazil, the largest contributor to Group profit, standing out with an uptick of 34%.

Brazil (changes in local currency)

Strategy

In 2017 Santander Brazil posted some of the strongest results in its history, with powerful commercial growth, rapid innovation and responsive services, as well as greater operational efficiency. This came alongside progress in strengthening the unit’s internal culture: we now have a better structure to provide customers with the best possible experience, helping us to build sustainable and profitable growth.

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Notable aspects during the year in this regard included the following:

•

In cards, we continued to secure robust growth in credit card billing, driving up our market share. Furthermore, we strengthened our efforts in terms of associations and innovative solutions for customers.

•	In the mortgage business, we announced a lowering of interest rates to offer more attractive levels, leading to growth in new mortgage lending to individuals that far outstripped market growth.

•

We again led the field in consumer lending, expanding our market share. The +Negocios digital tool helped drive forward business expansion, securing growth in vehicle purchase simulations. We also launched a digital platform called +Vezes, aimed at the goods and services segment (CDC).

•	In terms of liabilities, we launched Santander One, a digital financial advisory tool.

•

In keeping with our digital strategy, we implemented a Black Week promotion, offering special terms on products to customers and non-customers alike. Combined with strong growth in e-commerce sales, this campaign saw us post record numbers in terms of new cards issued and personal credit.

All of which has driven sustained customer base growth, both in terms of loyal customers (+14%) and digital customers (+34%).

Business activity and earnings

Lending showed growth of 7% measured against December 2016. By segments, lending to consumers and SMEs stood out.

Meanwhile, customer funds showed double-digit growth (+24%), due to an increase in time deposits and mutual funds, partly driven by the substitution of financial instruments that carry higher finance costs.

In earnings, attributable profit stood at EUR 2,544 million, up 34% year-on-year. The comparison shows the following:

•

Robust net interest income growth (+17%), chiefly due to business with customers. There were improvements both in credit income (due to rising volumes and spreads) and liabilities (as a result of the plan implemented).

•	Fee and commission income was up 16% due to increased engagement and greater transactionality. Standout areas were credit cards, current accounts and insurance.

•	Costs were up 7%, moving in line with the business dynamic and ongoing investments. Likewise, the cost-to-income ratio improved (-3.9 percentage points) to 35.6%.

•

Provisions were down 6%, with a good performance from credit quality indicators: the cost of credit was down 53 basis points to 4.36%, non-performing loans improved 61 basis points to 5.29%, and coverage stood at 93%.

Mexico (changes in local currency)

Strategy

As part of the commercial transformation strategy, significant investments were made during the year in infrastructure and systems, aimed at improving the multi-channel approach, driving the digital strategy, strengthening the distribution model and launching new commercial initiatives.

We also made efforts to attract new customers and generate new payrolls, where we secured greater market share as well as retaining existing customers, driving down the churn rate and posting growth in demand deposits among individuals.

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Commercial initiatives included Santander Plus, offering greater benefits to attract and engage a larger number of customers.

Several initiatives were launched to bolster the digital strategy, such as Súper Wallet (a new mobile app that connects customers with their cards), SúperConnect (a single service window in Mexico developed for Select customers that is 100% remote) and SúperDigital (allowing users to open an account from any device, with no need to go in person to a branch).

Meanwhile, we continue to consolidate our position in the SMEs market, capitalising on our standing to attract and engage individual customers and establish ourselves as their primary bank.

As a result, loyal customers were up 24% to 2.0 million, while digital customers increased 52% to 1.9 million.

Business activity and earnings

Lending grew 5% year-on-year, with standout expansion in the individuals segment, chiefly due to consumer lending and credit cards. Meanwhile, customer funds grew 6%, with expansion in both deposits (5% demand deposits and 10% term deposits) and in mutual funds (+5%).

As for results, attributable profit stood at EUR 710 million, up 16% measured against 2016.

Income rose 11% year-on-year, with a notable 13% increase in net interest income, underpinned by growth in lending and the ongoing expansion of deposits, along with higher interest rates in the system.

Costs were up 12% due to implementation of strategic initiatives aimed at positioning ourselves as the primary bank for customers, which included a three-year investment plan that was announced to the market. Overall, the cost-to-income ratio held practically stable at 40%.

As for credit quality, the non-performing loans ratio improved seven basis points to 2.69%, coverage stood at 98%, and the cost of credit held at close to 3%.

Chile (changes in local currency)

Strategy

During the year we remained focused on technological innovation, digital excellence, and the customer experience, all framed within the Group’s SPF culture. Since 2012 the Bank has chiefly focused on the medium-high income individuals segment and SMEs, which in 2017 was coupled with resurgent growth in the general income individuals segment, which had declined in previous years.

The main actions taken in the year included: the launch of the new World Member Limited credit card, aimed at high-income customers; the roll-out of WorkCafé branches, co-working spaces underpinned by an advanced technology platform to create more productive and efficient branches; as well as the development of digital banking and the 2.0 app, with new features such as digital onboarding, allowing users to sign up as customers via the app or the digital banking platform in just a few minutes.

Towards the end of the year the Santander Life model for the general income segment was launched, supported by improving economic prospects for Chile and technological innovations to help drive down the risk and cost of opening new accounts.

These measures prompted a 3% increase in the number of loyal customers, as well as higher fees linked to transactionality. Meanwhile, the number of digital customers was up by 5%.

Business activity and earnings

Lending posted growth of 3% year-on-year, with the strongest uptick coming in the high-income individuals segment and SMEs. In terms of products, the fastest growth came in mortgages and consumer lending.

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Customer funds held stable during the year, thanks to a focus on improving the cost and mix of liabilities. Demand deposits grew 4%, mutual funds were up 2%, while time deposits declined 4%.

Attributable profit stood at EUR 586 million for the year, up 12%.

Income rose 2%. With this, net interest income was stable due to low inflation during year, partly offset by lower financing costs. Fees were up 9% due to increased engagement in retail banking and growth in the cash management business, as well as consultancy in the business and GCB segment.

Costs were up 2%, chiefly due to increased depreciation and amortisation charges, generated by investments in branches and technology over the year. Meanwhile, personnel costs were up just 1% and administration costs held flat. Overall, efficiency held at around 41%.

Loan-loss provisions were down 12%, with a sustained improvement seen in the individuals portfolio. Credit quality indicators improved, with the cost of credit standing at 1.21% (1.43% in 2016), the non-performing loan ratio below 5%, and coverage at 58%.

Argentina (changes in local currency)

Strategy

The Bank continued its strategy focused on expanding business with customers, placing emphasis on engagement and profitability.

Citibank’s retail network was acquired in Argentina on 31 March 2017, with the integration of the same completed within five months. Combined with organic growth, this positioned Santander Río as the leading private bank in Argentina by business share (credits + deposits).

Furthermore, the branch transformation plan continued, with new product launches, such as credit to finance vehicle purchases and UVA mortgage loans pegged to inflation.

In digital operations, the Santander Río app attracted new users, while further features were added, including the ability to make payments and transfers to recipients without having to be registered for online banking.

All of which has led to an increase in loyal customers of 20% and in digital customers of 30%.

Business activity and earnings

Looking at activity areas, both lending and deposits secured year-on-year growth of 44%, with an approximate impact of 14 and 20 percentage points respectively due to incorporation of Citibank’s retail banking business. There was growth in consumer lending and UVA mortgage loans.

In earnings, attributable profit stood at EUR 359 million, up 14% measured against 2016.

The commercial strategy, together with higher volumes (partly due to the incorporation of Citibank) and efficient management of spreads, drove expansion of gross income by 44%, while net interest income grew 58% and fees by 43%.

Operating costs were up 49%, chiefly due to the incorporation of Citibank. Stripping out this effect, costs grew more slowly than income despite a revised collective salary agreement, the extension of the branch network and investments in transformation and technology. The cost-to-income ratio stood at 55.5%.

Loan-loss provisions increased in line with investment. Credit quality remains robust, with a non-performing ratio of 2.50%, coverage of 100% and cost of credit of 1.85%.

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Uruguay (changes in local currency)

Strategy

The objective in 2017 was again to improve service quality and engagement among our customers via the launch of various products and services. In the first quarter of the year the Verano Select Experience, was launched, establishing a new approach to relations with high-income customers. Furthermore, the Buzonera inteligente, was rolled out as part of the digitalisation process, with these terminals supporting deposits via online payments and capable of scanning cheques.

We also set up the country’s first banking website to specialise in mortgages, while deploying a Virtual Assistant to provide front line service to customers in all digital channels.

Progress was made in our strategy of driving growth among digital customers, which now total 176,000 (+42% year-on-year), generating greater digital penetration.

Business activity and earnings

In terms of activities, lending was up 2%, driven by consumer lending and cards. Deposits were down 4% due to a decline in non-resident deposits and the strategy of enhancing the profitability of liabilities.

In terms of results, attributable profit in the year stood at EUR 103 million, 19% up on 2016, underpinned by revenue growth (+13%), which practically doubled that of costs (+7%).

The cost-to-income ratio continued its improving trend, dropping 2.9 pp from the previous year to stand at 48.5%.

Loan-loss provisions were up by 22%. The non-performing loan ratio stood at 2.84% and coverage at 130%, which are restrained levels and in line with a greater focus on retail banking.

Peru (changes in local currency)

Strategy

The Group’s activity focuses on corporate banking and major companies in the country, as well as on providing service to the Group’s global customers, and supporting the development of public infrastructure in the country.

A specialist business model is harnessed, with emphasis on close relations with customers and service quality, while simultaneously capitalising on operational synergies and business synergies with other Group units.

The vehicle finance unit continued to consolidate its operations over the course of the year. The company operates a specialised business model focused on service, helping customers to acquire new vehicles from a range of different brands, chiefly via dealers in the country.

Business activity and earnings

Lending was down 2% year-on-year due to the economic downturn and appreciation of the local currency, which affected the performance of balances held in dollars. On the other hand, deposits were up 12%, driven by the acquisition of new customers to drive diversification of sources of financing.

Attributable profit stood at EUR 40 million, up 7% against 2016. By items, revenue grew 4%, with a good performance from net interest income and gains on financial assets and liabilities, with costs rising 5% and a stable cost-to-income ratio at around 31%. Finally, there was a recovery in provisions due to a very low non-performing loan ratio (0.65%) and coverage at high levels.

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Colombia (changes in local currency)

Strategy

The priorities for the Santander Group in Colombia are customers in the Global Corporate Banking segment, major companies and businesses, combining our local and global capabilities, and driving the construction of further services and products for these customers. Thus, Santander Group is focused on developing solutions in cash management, risk coverage, basic financing, project finance, M&A, deposits, accounts and reverse factoring, among others.

In 2017 the Bank launched a credit facility for vehicle financing with a specialised and integrated business model, providing services to brands, importers, distributors and end customers.

Business activity and earnings

Lending to customers stood at EUR 582 million, up 2% against 2016. Deposits, meanwhile, stood at EUR 255 million (+42%).

During 2017 we continued to expand the Group’s capabilities, securing profits in the country, and achieving this amid a particularly challenging climate for the financial industry, as a result of insolvencies and declining domestic demand.

Attributable profit stood at EUR 6 million, compared to losses in previous years, chiefly due to gross income standing at EUR 26 million, up 36%, and a 97% reduction in loan-loss provisions.

United States (changes in local currency)

Strategy

2017 was an important year for Santander US from the regulatory point of view. SHUSA passed the Federal Reserve’s stress tests in both the quantitative and qualitative aspects, with no objections raised against the capital plan. This will allow the country to focus on improving profitability, reducing costs and optimising the capital structure.

Banco Santander aims to improve the customer experience and its range of products and digital channels, leading us to narrow the service quality gap against competitors, and drive up the number of loyal customers by 8% in the year and digital customers by 5%. There is also a focus on improving business profitability. As a result of this initiative, financing costs declined and efficiency improved 4 percentage points during the year.

At Santander Consumer USA the strategy focuses on optimising the balance sheet asset mix, improving financing costs and securing maximum value from the agreement with Fiat Chrysler. To this end, Santander Consumer USA continues to prioritise its core segment, i.e. non-prime, while also expanding its market share in the prime segment. It is also working to secure a greater weighting for funding via deposits, in order to ensure more predictable results, shifting the balance towards a lower risk profile, but sustaining profitability adjusted for risk at similar to current levels.

Business activity and earnings

Looking at activities, lending was down 4% against 2016 due to the sale of a portfolio from Santander Consumer USA, and due to a decline in loan origination at Banco Santander, together with a reduction of GCB balances as part of price discipline aimed at improving profitability.

Meanwhile, customer funds were down 9% year-on-year due to lower balances in the government and GCB segments, driving up the weighting of core deposits within the funding structure.

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Attributable profit in 2017 stood at EUR 332 million, down 7% measured against 2016. Stripping out one-off impacts in both years (in 2017 linked to hurricanes, the acquisition of a stake in Santander Consumer USA and tax reforms; and in 2016 the restatement of SCUSA accounts), underlying attributable profit posted an uptick of 5%, underpinned by a lower weighting for minority interests.

Income was down in the period, chiefly due to lower net interest income for Santander Consumer USA as a result of a business mix shift towards a lower risk profile, partially offset by easing provisions. Banco Santander, however, posted growth, supported by rising interest rates and lower financing costs, following balance optimisation efforts.

Costs were up as a result of investments in Santander Consumer USA and the holding, while costs for Banco Santander were virtually flat.

Finally, provisions were down 12% thanks to a shift in the portfolio mix and lower volumes for Santander Consumer USA.

Corporate Centre

The Corporate Centre reported a loss of EUR 2,326 million in 2017, compared to a loss of EUR 1,625 million in 2016.

Not factoring in one-off results either in 2017 (a net negative EUR 436 million divided on the one hand amongst write-downs on holdings, goodwill and other intangible assets, and on the other capital gains from the sale of Allfunds) or 2016 (negative EUR 186 million, mainly due to restructuring costs), the underlying attributable loss stood at EUR 1,889 million, compared to EUR 1,439 million in 2016.

The change was down to the cost increase generated from the centralised management of risks (chiefly exchange rate risks and interest rate risks); costs rising 6%, partly due to the launch of corporate projects; and other results combining with write-downs to post a negative figure to accounts of EUR 181 million, compared to EUR 75 million in 2016. These latter items reflect sundry provisions as well as gains, losses and impairment of financial assets. Furthermore, fewer taxes were recovered in 2016.

Retail & Commercial Banking

Santander maintains a clear and consistent commercial transformation strategy. The three main pillars of the transformation programme are as follows:

1.	Improving customer loyalty and satisfaction.

2.	Championing the digital transformation of channels, products and services.

3.	Further driving customer satisfaction and the customer experience by striving for operational excellence, with new, more efficient and simpler multi-channel processes.

As part of these pillars, the following are worth noting:

1.

In customer loyalty, the 1l2l3 strategy continues to gain momentum in the majority of regions, and as per year-end 2017 the number of loyal customers had increased 13% measured against the previous year.

•

Highlights include the 1|2|3 Smart account in Spain, aimed at millennials (available to 18 to 31-year olds), featuring tailored products and financing; the Zero account, a 100% digital and commission free account; Santander Plus in Mexico; and Mundo 1|2|3 in Portugal.

•

Meanwhile, Santander continues to launch innovative products tailored to its customers in each country. Examples include Select Me in Mexico, which seeks to support women in their everyday and professional lives; and the development of added value services and programmes aimed at driving growth for SMEs, such as the new ROF PyME business model, likewise in Mexico.

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•

We remain committed to supporting the long-term growth of SMEs. Our strategy in this segment is based on a global initiative, adapted to the local characteristics of each market. The outcome has been a higher rate of satisfaction among our customers, as well as independent recognition from specialist publications.

•	We are securing robust growth in the cards segment, particularly in Brazil and Spain.

•

Likewise, there has been a good response to the marketing of our airline loyalty programmes (American Airlines with AAdvantage in Brazil, Santander Aeroméxico in Mexico and WorldMember Limited in Chile).

2. Looking at the digital strategy, the number of digital customers grew 21% measured against 2016. The actions taken included:

•

The launch of Openbank, Spain’s first 100% digital bank, with one of the most complete, flexible and fastest platforms in the industry; Superdigital in Brazil, an independent payment platform aimed at young customers, extending the potential for banking the unbanked; Súper Cuenta Digital in Mexico, where our customers can open accounts via any Internet connected device, and the launch of Chile’s first 100% digital onboarding system.

•

In mobile payments, the launch of the Súper Wallet in Mexico, a mobile application that allows customers to centrally manage all of their cards, while in Spain we consolidated our standing as leader in mobile payments.

•

Other digital initiatives included: in Spain the launch of Digilosofía; in Brazil the launch of Consignado 100% digital, with contracting via mobile devices, Web Casas, a digital platform for property loans, and Santander Pass, a bracelet featuring NFC technology for contactless payments; and in Poland, the As I Want it Account which allows customers to decide what they need and how to pay for their products and services.

3. In operational excellence, we are working on simpler, more efficient and multi-channel procedures. Standout aspects include:

•	In Mexico, Dinero Creciente was relaunched, with simpler procedures and competitive rates.

•	In Brazil, we expanded our commercial management team for SMEs, while also providing bundles of products with tailored terms and conditions.

•	In Chile, the roll-out of WorkCafé branches continues; an innovative model for branches, featuring co-working areas, cafeterias and financial services.

•

In the United Kingdom, new digital procedures were deployed to support online mortgage authorisation, as well as to allow customers to open current accounts and take out credit cards via digital channels.

•	In the United States, the Apple Pay card was launched for retail customers, as well as Treasury Link, a cash management platform for commercial customers.

Meanwhile, Santander InnoVentures included in its portfolio three new financial technology companies. These were the British firms Pixoneye and Curve, and the North American firm Gridspace, thus expanding its focus on artificial intelligence as a technology that is set to transform banking over the coming years. There was also investment in the Mexican firm ePesos to promote financial inclusion.

In terms of results, attributable profit in 2017 stood at EUR 7,463 million, up 18% against 2016, excluding the interest rate effect.

The income statement was shaped by net interest income growth (+8%), a strong performance from of fees (+10%) across virtually all units, costs discipline and lower provisions.

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Santander Global Corporate Banking (SGCB) (changes in constant currency)

The main actions taken over the year were as follows:

•	Prioritising the efficient use of capital, via rigorous allocation of the same to the different businesses, and faster balance sheet rotation.

•

Consolidation of the leading position in Latin America and Iberia in debt markets, capital markets, project finance, and financing via export credit agencies (ECAs). Robust growth in M&A operations across the majority of regions, particularly in the Asia-Latin America corridor.

•

Development of two products in the Global Transaction Banking (GTB) business: Reverse factoring based on buy orders and the global Receivables Purchase Programme. Both solutions allow our customers to make optimal use of working capital.

•	Greater integration with the retail and commercial banking networks, and strengthening the range of added value products for customers.

•	Maintaining industry-leading cost-to-income levels, thanks to a business model focused on customers, which combines global and local capabilities in risk management, capital and liquidity.

The attributable profit generated in 2017 by Santander Global Corporate Banking stood at EUR 1,821 million, up 1%. These results were underpinned by the strength and diversification of customer revenues.

Revenues generated by the Corporate Finance and Global Transaction Banking activities were up, driven chiefly by fees and results from financial operations, following good performances from the United Kingdom, Continental Europe and Mexico. A vibrant market trend more than offset losses linked to the debit valuation adjustment (DVA), due to a declining cost of risk for Santander Group.

Meanwhile, costs grew 5% and provisions were stable.

2.5    Non-financial indicators

On 24 November 2017, the Spanish government passed Royal Decree Law 18/2017, which transposed into Spanish law the European Parliament and European Council Directive 2014/95/UE, dated 22 October 2014, amending Directive 2013/34/UE, regarding the disclosure of non-financial and diversity information.

The Directive applies to large public-interest entities with more than 500 employees on average during the year, and which can be classified as large companies for more than two consecutive years.

Non-financial reporting must include a brief description of the Group’s business model, its policies and applicable results, the main risks associated with its activities, as well as information in terms of key non-financial results indicators with regard to aspects such as the environment, employees, human rights, combating corruption and bribery, and diversity.

Santander Group includes said information in this Directors’ Report, which forms part of the audit report and annual financial statements for the year 2017 applicable to Banco Santander S.A. and all subsidiaries, listed in the cited document.

Additionally, in its Sustainability Report, which covers social and environmental policies, as well as its commitment and performance in terms of sustainability, Banco Santander provides detailed information on its actions pursuant to the matters described above. Said report was verified in 2017 by PricewaterhouseCoopers Auditores, S.L, an independent firm that likewise audited the Group’s financial statements for said year.

When disclosing non-financial information (mainly via this report and the annual sustainability reports that the group has published since 2002, pursuant to the international Global Reporting Initiative- GRI-), Banco Santander conducts a materiality analysis to identify key aspects on which to report to its stakeholders in accordance with GRI standards (for further information on this methodology, see the 2017 Sustainability Report).

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Specifically, the non-financial information provided in this report was drawn up with regard to the European Commission communication of 5 July 2017 on guidelines for non-financial reporting (methodology for reporting non-financial information 2017/C 215/01).

2.5.1	Business model and risk management

Santander Group’s mission is to help drive the progress of people and businesses. To do this, it has in place a differential business model that aspires to cater to the needs of all types of customers: individuals with different levels of income, businesses of any size and across all sectors, private corporations and public institutions.

The business is underpinned by long-term personal relationships between the Bank and its customers. By constantly innovating, Santander is revolutionising its commercial model to secure a greater number of engaged and digital customers, which in turn drives the business towards greater profitability and sustainability.

Santander considers the due integration of ethical, social and environmental criteria within its financial activities to be paramount.

To this end, in accordance with best international practices on corporate social responsibility, Santander has a solid corporate governance structure in place, with the board established as the most senior decision-making body at the Group, with non-delegable responsibility for approving the Group’s general policies and strategies, including those with regards to sustainability.

Sustainability policies have also been established (general policy, environmental and climate change management policy, human rights and volunteering policies), as well as other industry-specific policies (defence, energy, soft commodities - products such as palm oil, soy, timber and livestock), which establish the criteria that must be adhered to when engaging in financial activities associated with such industries. These policies are subject to annual review. In 2017, a new sector-wide policy was approved on mining and metallurgy.

The sustainability committee, chaired by the CEO and comprising the executive vice presidents of the Bank’s main divisions, proposes policies and promotes the Group’s key sustainability initiatives.

Santander’s risk supervision, regulation and compliance committee supervises the corporate social responsibility policy, ensuring compliance therewith, and ensuring that it is geared towards creating value for the Bank.

Identifying non-financial risks associated with its activities is a priority for Banco Santander.

The Bank has established procedures to identify, analyse and evaluate all operations subject to Group policies, as well as to external commitments such as the Equator Principles, an initiative to which the Bank has been adhered since 2009.

In this regard, Santander recognises the rights of communities to enjoy a clean and healthy environment, and is committed to acting under the premise of minimising the environmental footprint of its operations, which means:

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Assuming, in line with the commitments accepted by the Bank under the Equator Principles, the obligation of analysing, identifying and correcting, during the risk analysis conducted with regards to financial activities, and in a manner consistent with the guidelines laid out by the International Finance Corporation, any negative social and environmental impacts, including those on local communities.

•

As part of the analysis conducted in due diligence prior to entering into financing agreements, or agreements of any other nature within the context of the Equator Principles and social and environmental risk management policies, Santander undertakes to assess the policies and practices of its counterparties with regards to human rights.

•

Developing specific policies that regulate the requirements for offering financing to those industries, activities or potential customers that may incur particular social, environmental or human rights risks.

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Santander has a social, environmental and reputation working group in place, chaired by the Chief Compliance Officer, that assesses the risk associated with major transactions in sensitive sectors. This working group issues its corresponding recommendations to the relevant risk committees.

The Group is also featured on the foremost stock market indices that evaluate sustainable conduct at companies. Having been included on the Dow Jones Sustainability Index (DJSI) since 2000, in 2017 it stood as the highest ranked Spanish bank, the second placed European bank, and the ninth globally.

Since 2007 the Group has also been a signatory of the Carbon Disclosure Project (CDP), the international benchmark initiative for business reporting on climate change. It has filed the CDP Water Disclosure since 2012.

2.5.2	Environmental concerns

Seeking to deliver on the commitments established under the 2015 Paris agreement, Santander has set up a Climate Finance Task Force, a working group entrusted with establishing Santander’s position and strategy in respect of climate change and identifying business risks and opportunities in the transition to a low-carbon economy.

Furthermore, Santander Group has adhered to a number of international commitments including some relating to the environment, such as the Equator Principles, the Soft Commodities Compact promoted by the Banking Environment Initiative and the declaration of the European Financial Service Round Table on climate change.

Over the course of 2017, the Bank continued development of a structured focus for its climate change strategy, seeking to secure the transversal involvement of business lines and other key internal functions, such as risk management, while continuing to provide standout value to customers and drive their involvement in safeguarding the environment.

The Bank’s environmental actions focused on the following aspects:

a) Reduction of energy consumption and emissions

Since 2009, Santander has measured, calculated and controlled the environmental footprint of all Group installations.

The environmental footprint includes information on the electricity, fuel, water and paper used and the waste generated, as well as a breakdown of greenhouse gas emissions.

The 2016-2018 Three-Year Efficiency Plan, which aimed to cut electricity use and emissions by 9% and drive down paper use by 4%, was completed one year ahead of schedule.

In 2017 energy consumption fell 4.4%, while CO2 emissions and paper consumption were down 12.9% and 11.6%, respectively.

Green electricity accounts for 43% of the total electricity consumed by the Group. In the United Kingdom, Germany and Spain, this figure stands at 100%.

Santander still holds environmental certifications (ISO 14001 and LEED) for its corporate centres in Brazil, Chile, Spain, Mexico, Poland and the UK.

b) Integration of social and environmental risks in credit extension

The Group considers social and environmental aspects to represent key aspects for risk analysis and decision-making with regards to financing transactions, in accordance with its general and industry-specific sustainability policies, as commented above.

To this end, the Bank has established analysis and assessment procedures for those risks in all transactions subject to Group policies and to external commitments, such as the Equator Principles.

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In order to adapt policy implementation to the requirements of each local unit, social, environmental and reputational risk working groups have been set up in the main regions within Santander’s footprint. These groups, comprised of representatives from different areas of the Bank, are replicas of the corporate working group set up in 2015. These groups also help to share local knowledge, generating added value for the Bank.

c) Financing

Banco Santander, as part of its climate change strategy, develops and offers financial products and services that generate added environmental value, helping to drive the transition to a low carbon economy.

In this regard, the Bank is currently working on the following:

•	Developing products and services that help to protect the environment, thus helping to drive adaptation to, and mitigation of, climate change.

•	To identify business opportunities and preventing risk associated with climate change, via the Climate Finance Task Force.

•	Applying the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) when establishing climate change strategy.

The main environmental products and services developed by the Bank are:

•	Financing for renewable energy projects:

•	In 2017, Banco Santander helped finance new renewable energy facilities with approximately 3.300 MW total capacity versus the 4.000 MW reported in 2016.

•	Energy efficiency financing facilities, in partnership with multilateral institutions:

•

In energy efficiency, Banco Santander channels the majority of its investments via multilateral institutions such as the European Investments Bank (EIB) or the European Bank for Reconstruction and Development (EBRD). These institutions are shifting their agendas to gradually bolster investments in this area, which represents a significant business opportunity for Banco Santander.

•	In 2017, further credit lines were arranged with the EIB and EBRD for a total amount of EUR 300 million for energy efficiency and renewable energy projects in Spain and Poland.

2.5.3	Social concerns

Banco Santander contributes towards economic growth and social advancement through initiatives and programmes that champion education, enterprise, job prospects and social well-being.

Banco Santander, through its Santander Universities programme, has forged long-term strategic alliances with universities from across the world, with upwards of 1,000 partnership agreements signed with academic institutions from 21 different countries.

Santander Universities champions various initiatives as a key driver of social progress and the growth of people and businesses alike. Santander X was launched in 2017 in a bid to become the biggest ecosystem for university enterprise and talent.

Santander receives 25,000 applications each year for the Santander Enterprise Awards and in 2017 the Bank awarded a total of 40,000 grants while contributing EUR 129 million to universities.

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The Bank also invested EUR 55 million in community support initiatives through various local programmes. The Bank also encourages the involvement of its own employees in these initiatives as a means of promoting solidarity, motivation and a pride of belonging, while keeping them rooted in and engaged with their local community. Banco Santander develops and offers numerous products and services that respond to social needs and concerns, such as microcredits.

In 2017, Santander helped over two million people with their social projects.

2.5.4	Issues relating to human resources

At 31 December 2017, the Santander Group employed 202,251 professionals worldwide, with an average age of 38 years; 55% were women and 45% were men.

Santander aims to be one of the best banks to work for, capable of attracting and retaining the best talent globally, helping to accelerate the transformation and contribute to the progress of people and society.

The human resources strategy is focused on having the best team of professionals in place: a diverse, committed team, with a shared culture (based on corporate behaviours and a simple, personal and fair approach), ready to provide differential and high-quality service to customers.

To achieve this goal, Santander focuses its people management strategy on six broad strategic lines:

1.

Talent management: identifying the finest professionals globally and helping them to secure personal and professional growth in a global environment. To this end, a new strategy is being developed, seeking to position the bank as an “employer of choice” for employees and external candidates, placing particular emphasis on digital talent.

2.	Knowledge and development: providing training and ongoing development to optimise the skills and capabilities of employees in a digital and changing environment.

3.	Compensation and benefits: establishing clear objectives and compensating not only results but also the manner in which they are achieved.

4.

Employee experience: promoting commitment and motivation among teams, through initiatives that support listening, as well as more efficient and collaborative work methods in order to foster a work/life balance, recognition, and a healthy environment.

5.	Systems: maximising the advantages of digitalisation in order to manage people in a simple, personal and fair approach.

6.

Culture: ensuring that the Group shares the Santander Way, a common culture based on behaviours and our mission, vision and approach to doing things, to position Santander as a benchmark bank for employees, customers, shareholders and society at large.

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Initiatives undertaken in 2017

Talent

•

My Contribution: a new corporate model was launched for managing performance, to strengthen the Bank’s culture as a further driver of transformation. My Contribution balances behavioural targets (40%) with functional and business targets (60%). This new model drives a change in mentality, focusing performance on professional development and sustainable improvement. The model is based on commitment, meritocracy and transparency. In order to implement the model, a communication and training initiative was provided for team supervisors, including Discover My Contribution, a training space for managers, featuring tools and materials to help them adopt the model.

•	Succession planning for leaders: progress was made in succession planning for key positions at the Group, to ensure business continuity.

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Talent appraisal committees again met on a regular basis, with the support and input of senior management (country heads, members of management committees and corporate function heads). More than 2,500 executives were reviewed and an individual development plan was established for 49% of them.

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The ALPS (Action Learning Programme Santander) was launched, a learning programme aimed at managerial talent. ALPS combines development of leadership and problem-solving skills within a collaborative environment, and is sponsored by senior management.

•	With respect to international mobility, the Bank further fostered employee development by harnessing a range of tools and programmes, such as:

•

Global Job Posting, the corporate platform that gives all the Group’s professionals the opportunity to view and apply for vacancies in other countries, companies and divisions. Since its launch in 2014, over 2,700 jobs worldwide have been posted on the tool.

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The 14th edition of Santander World was launched. This corporate development programme sees professionals work on three-month projects in other countries, thus fostering the exchange of best practices and enhancing their global vision. Since the start of the programme, 1,726 employees from 30 different countries have taken part in the initiative.

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The first two modules of the Talent in Motion (TiM) training programme were run, seeking to fast-track the development of talented young people. This programme promotes mobility and offers participants the opportunity to gain international experience and to expand their strategic view of the Group, by assigning them to a host country and different functions than they are used to.

Employee experience:

•

Global Engagement Survey: this survey provides insight into the team’s commitment and engagement with the organisation, as well as identifying areas where we have improved and those that need further work to render them simpler, fairer and more personal. The key results from 2017 were as follows:

•	Participation: 84%

•	An engagement level of 77%, positioning us above high-performance businesses and the rest of the financial industry.

•

Progress in implementation of the SPF culture: 81% (+9 percentage points measured against 2016) of employees noticed conduct more in line with the SPF concept, and 92% (+1 percentage point against 2016) said they knew what needs to be done to build a greater SPF culture at the Bank.

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•

The 10th anniversary of the We Are Santander Week was held from 5 - 9 June 2017. This global initiative aims to convey Santander’s culture to employees and to foster a sense of pride of belonging among the workforce. The 2017 edition featured a variety of activities organised in all countries, including town hall meetings, conferences and workshops focused on corporate behaviours.

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Santander fosters a culture of recognition within the Group via initiatives such as Starme Up. This global recognition network allows employees to mutually recognise colleagues that apply corporate behaviours in their day-to-day work. Through to December, a total of 111,300 employees from 31 different countries delivered 763,000 stars to their co-workers.

•

Further efforts were made to deploy the Group’s Be Healthy global health and well-being programme. This programme is evidence of Santander’s commitment to the health of its employees, helping them to adopt healthy habits to ensure they keep fit, live better and achieve their maximum potential.

•

The Be Healthy Week took place in February, featuring initiatives run in all countries based on the four cornerstones of the programme: Know your numbers, Eat, Move, Be Balance. Examples include the launch of WellmeApp in Argentina, the Health Risk Assessment, website in Mexico, the Bupa Sisu Health Stations in the United Kingdom and Medicover Days in Poland.

•

The second Be Healthy challenge was also organised, harnessing our employees’ steps to bridge the 66,000 km that separate the countries where Santander operates. The Bank donated one euro for every kilometre walked to an Acción contra el Hambre project to combat childhood anaemia in Peru.

•

New ways of working: further efforts were made to create a new way of working at the Bank. New open-plan spaces are being set up at offices to promote collaboration and knowledge sharing. Employees are equipped with technology to keep them permanently in touch with teams in other countries. This initiative includes Flexiworking, seeking to eradicate the culture of presenteeism, and replacing it with a more flexible and efficient approach.

Knowledge and development

•

A new global knowledge and development strategy has been designed, seeking to ensure continuous learning for all employees, under the slogan “Never stop learning”. The strategy aims to foster new means of learning based on co-creation, collaboration, and cultivating our development.

•

The Global Knowledge Campus was launched, a new training centre for sharing knowledge and good practices to help all Group employees drive a cultural change and improve our performance in each job position.

•	The Leading by example programme was implemented, a training programme that helps leaders to understand their role in instilling the Santander Way and driving transformation.

•	Santander Business Insights was held, a series of conferences that combined in-house and external insight to demonstrate to employees the importance of proper conduct each and every day.

Compensation

The principles guiding compensation at Santander Group are as follows:

•

Compensation is aligned with the interests of the Group’s shareholders and is focused on long-term value creation, while remaining in line with a rigorous risk management and with the Group’s long-term values, interests and strategy.

•	Fixed remuneration must represent a significant proportion of total compensation.

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•	Variable remuneration provides compensation for achieving set targets, based on each employee’s position and responsibilities, while ensuring prudent risk management.

•	Variable remuneration must promote good conduct and not provide incentives for the sale of a product or service if another product or service is more suitable for a customer’s needs.

•	Variable remuneration must also provide appropriate benefits to support employees.

•	The general remuneration structure and package must be competitive, so as to attract and retain talented employees.

•	Conflicts of interest must always be avoided with regards to decisions on remuneration, so that neither the Group nor any of its employees are influenced by secondary interests.

•	There must be no discrimination in decisions regarding remuneration, except with respect to performance.

•	The structure and amount of remuneration in each country should comply with all local regulations and laws.

Based on these principles, the Group has in place a comprehensive compensation system, which includes the following:

•	Fixed remuneration, which recognises and compensates employees for their roles and levels of responsibility.

•

Short- and long-term variable remuneration, which provides merit-based compensation for performance, the achievement of Group objectives, team objectives and individual objectives, while ensuring exacting risk management and alignment with long-term objectives.

•	Benefits, including pension plans, that are coherent with local practices in the country where the employee is located.

Fixed remuneration is fundamentally determined by local market aspects. Compensation levels are determined based on local practices and closely adhere to the collective labour agreements prevailing in each region and at each company.

Corporate variable remuneration systems reward the achievement of the Group’s strategic objectives. The corporate bonus schemes, to which more than 8,000 people in all regions are adhered, factor in aspects such as the achievement of strategic targets in terms of customer satisfaction and engagement, risk management, the liquidity base and risk-adjusted profitability. Schemes factor in both the quantitative aspects of achievements and qualitative aspects in terms of how they are achieved.

Furthermore, pursuant to European regulations on remuneration, the Group has identified Material Risk Takers, for which it has a policy of deferment of between 3 and 5 years and payment in shares (50% of variable remuneration). Furthermore, the variable remuneration for approximately 1,250 Material Risk Takers at year-end 2017 was subject to potential reduction (malus) and recovery (clawback) clauses.

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Occupational health and safety

The Group’s occupational health and safety policies are part of a wider sustainability strategy, established via a plan that is Simple, Personal (providing quality service to each employee, which benefits the health of the entire workforce) and Fair (with the ultimate aim of contributing to the health and well-being of our employees in particular and society more generally).

Santander’s occupational health and safety plan, approved by senior management and made available to all employees via the corporate Intranet, is based on an excellence culture, with our management systems holding certifications such as ISO 9001:2015 and ISO 14001:2015.

During 2017 Banco Santander made further progress towards its objective of ensuring continued improvement in various aspects of health, well-being and occupational health and safety in all countries within its footprint:

•

The Santander Heart Study (PESA), in coordination with the Spanish Centre for Cardiovascular Research, involving more than 4,000 employees from the Madrid region. The first findings of the study have been published in leading sector journals.

•

The TANSNIP project, a sub-study as part of the Santander Heart Study, which aims to improve the lifestyle habits of 1,000 Group employees through personalised programmes, including motivational sessions guided by a team of psychologists, activity tracking tools and the voluntary installation of adjustable standing desks, in order to reduce sedentary behaviour during the work day.

	2017	2016
Headcount
Number of employees	202.251	188.492
Average age personnel	38,0	37,7
Average years of service	10,3	9,3
Executives	11,9%	12,9%
Attraction
CVs received	965.828	860.253
New hires in the Group	23.871	21.525
Rotation
Annual rotation	13,4%	14,7%
Training
Employees trained	95,9%	94,5%
Hours of training per employee	39,6	34,1
Total investment in training (€ million)	97,8	88,8
Management
Employees promoted	9,8%	8,7%
Employees in international mobility	513	613
Executives in home country	89,6%	88,5%
Commitment
Global commitment index	77%	78%
Remuneration
Employees with variable remuneration	100%	100%
Diversity and equality
% women	55%	55%
Health and occupational safety
Absenteeism rate	3,2%	3,6%

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2.5.5 Issues relating to human rights

In line with its corporate culture, Santander is committed to respecting and promoting human rights within its scope of operations, and to preventing or, if applicable, minimising any breach caused directly by its activities.

A specific policy is in place that encompasses Banco Santander’s commitment to human rights, all pursuant to the highest international standards, particularly the United Nation’s Guiding Principles of 2011.

The policy, approved by the board of directors, is applicable to the entire group and can be found at www.santander.com.

The Santander human rights policy is coherent with the Bank’s General Code of Conduct and other corporate social responsibility policies.

2.5.6 Issues relating to eradicating corruption

Among Santander Group’s strategic objectives is to have in place an advanced and efficient system to prevent money-laundering and the financing of terrorism, with this system being permanently aligned with the latest international standards and capable of addressing any new techniques harnessed by criminal organisations.

There is also a corporate framework establishing the principles for action in this regard, and establishing the minimum standards applicable to local units. These are entrusted with overseeing and coordinating procedures to prevent money-laundering and financing of terrorism, as well as investigating and processing reports of suspicious transactions, and likewise all supervisory reporting requirements.

The main business activity indicators for the initial scope of the Santander Group in 2017 were as follows:

•	Subsidiaries reviewed: 167

•	Cases investigated: 152,253

•	Reports made to authorities: 41,204

•	Employee training: 166,322

Following the acquisition of Banco Popular and until such time as all processes and other aspects have been fully integrated at the Group, the main indicators are as follows:

•	Subsidiaries reviewed through internal audit reports: 16

•	Cases investigated in Spain: 338

•	Reported to SEPBLAC: 136 plus 39 responses to SEPBLAC (Prevention of money laundering and terrorist financing Committee in Spanish) requests for information

•	Employee training: 8,799 employees in Spain

As a signatory of the ten principles of the United Nations Global Compact, Santander is committed to combating corruption in all forms, including extortion and bribery.

Furthermore, Santander Group has in place whistleblowing channels for employees, part of the General Code of Conduct, and for providers, designed to allow users to notify the Group’s compliance and conduct officers of any inappropriate behaviour by Group employees in matters related to corruption and bribery, or any that contravene internal regulations.

In 2017 a total of 1,300 reports were filed, approximately one third of which ended in disciplinary proceedings. The whistleblowing channels were most frequently used to report issues relating to human resources matters, which accounted for around three quarters of all reports. The rest were made for a wide variety of reasons (such a fraudulent activity, conflicts of interest, miss-selling, and others).

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2.5.7     Issues relating to diversity

As part of its commitment to supporting compliance with the Sustainable Development Goals (SDG), Banco Santander strives each and every day to promote attitudes that welcome diversity, as a means of expanding its human capital.

Banco Santander considers diversity to be an element that enhances its human capital, allowing it to establish an inclusive and diverse working environment that is conducive to generating the best possible solutions and offering greater added value.

Banco Santander’s board of directors is an excellent example of diversity in all aspects. It features diversity in terms of gender (more than one third are women) and nationality (Spanish, British, United States and Mexican), while there are representatives from a wide range of sectors (financial, retail, technology, infrastructure and universities).

As part of employee talent management, Santander factors in all aspects of diversity, including gender, race, age, nationality, disability, culture, education, and professional and life experience.

In 2017 the Bank approved principles aimed at fostering diversity, which stand as a benchmark for all such initiatives implemented in the various countries where the Group has operations. These consider all of the aforementioned diversity factors and are applicable to all stages of talent management at the Bank (attraction, training, professional development, remuneration, etc.).

The main initiatives rolled out in 2017 were:

•

United Kingdom. The Bank has developed a diversity and inclusion strategy based on four pillars: commitment to the main standards, employee awareness and training, identifying and developing the best talent while focusing on female talent, and positioning as an inclusive company.

•

Brazil. Santander has developed a diversity portal that defines the Bank’s commitment and provides general information both internally and externally. It has also developed specific action plans to champion gender diversity, racial diversity and functional diversity.

•

Spain. Santander has been staging a mentoring programme, in which 400 employees have undergone mentoring processes aimed at developing female talent. Meanwhile, 48% of promotions carried out in 2017 and 50% of junior positions were awarded to women.

•	Poland. Bank Zachodni WBK signed the Polish version of the EU Diversity Charter in 2017.

•	In early 2018, Banco Santander adhered to the standards being promulgated by the United Nations to protect the LGTBI community at companies.

Meanwhile, Banco Santander has earned the highest score of the 104 companies that belong to the Bloomberg Gender Equality Index, which recognises good corporate management practices that promote equality and gender diversity on the workforce, among their customers and in society.

3.	LIQUIDITY AND FUNDING RISK MANAGEMENT

3.1	Liquidity

First, we present the Group’s liquidity management, the principles on which it is based and the framework in which it is included.

We then look at the funding strategy developed by the Group and its subsidiaries, with particular attention on the liquidity evolution in 2017. We examine changes in the liquidity management ratios and the business and market trends that gave rise to these over the past year.

47

The section ends with a qualitative description of the outlook for funding in the coming year for the Group and its main countries.

The information relating to wholesale funding, both short-term and medium- and long-term funding is expressed in nominal terms and using the end-period exchange rate, unless otherwise indicated.

3.1.1	Liquidity Management in Grupo Santander

Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.

•	Medium- and long-term funding needs must be covered by medium- and long-term instruments.

•	High contribution from customer deposits due to the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/investors, markets/currencies and maturities.

•	Limited recourse to short-term wholesale funding.

•	Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.

•	Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.

The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three essential pillars:

•

A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework. This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

•

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement, both in normal and stressed conditions. The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite defines maximum tolerance levels for key risk factors using internal and regulatory metrics in both normal and stressed market conditions, which establish the limits within which the subsidiaries can operate in order to achieve their strategic objectives.

•	Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which ensures:

•	a solid balance sheet structure, with a diversified presence in the wholesale markets in terms of products and maturities, with moderate recourse to short-term products;

•	the use of liquidity buffers and limited encumbrance of assets;

•	compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.

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Over the course of the year, all dimensions of the plan are monitored.

The Group continues developing the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios. In the Risk chapter of this report, there is a brief description of the considered scenarios.

As a result of the aforementioned process, a regulatory requirement is that once a year the Group must send the supervisor a document, signed by the Board of Directors, that concludes that the Group’s funding and liquidity structure remains solid in all scenarios and that the internal processes are suitable to ensure sufficient liquidity. This conclusion is the result of analysis carried out by each of the subsidiaries, following the Group’s autonomous liquidity management model.

The Group has a robust structure suited to the identification, management, monitoring and control of liquidity risks, established through common frameworks, conservative principles, clearly defined roles and responsibilities, a consistent committee structure, effective local lines of defence and a well-coordinated corporate supervision.

Additionally, frequent and detailed liquidity monitoring reports are generated for management, control and informational purposes. The most relevant information is periodically sent to senior management, the Executive Committee and the Board of Directors.

Over the last few years, the Group and each of its subsidiaries have developed a comprehensive special situations management framework which centralises the Bank’s governance in these scenarios. Contingency funding plans are integrated within this governance model, detailing a series of actions which are feasible, pre-assessed, with an established execution timeline, categorised, prioritised and sufficient both in terms of volumes as well as timeframes to mitigate stress scenarios.

3.1.2	Funding strategy and liquidity evolution in 2017

3.1.2.1 Funding strategy and structure

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations, and, in particular, adapting the strategies of the subsidiaries to the increasingly demanding requirements from both markets and regulators.

•	Santander has developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

•

This structure makes it possible for Santander to take advantage of its solid retail banking business model in order to maintain comfortable liquidity positions at Group level and in its main units, even during periods of market stress.

•	Over the last few years, it has been necessary to adapt funding strategies to reflect commercial business trends, market conditions and new regulatory requirements.

•

In 2017, Santander continued to improve in specific aspects based on a very comfortable liquidity position both at Group and subsidiary levels, with no significant changes in liquidity management or funding policies or practices. All of this enables us to face 2018 from a strong starting point, with no material growth restrictions.

In general terms, the funding strategies and liquidity management approaches implemented by Santander subsidiaries remain as follows:

•	Maintain adequate and stable medium- and long-term wholesale funding levels.

•	Ensure a sufficient volume of assets which can be discounted in central banks as part of the liquidity buffer.

•	Strong liquidity generation from the commercial business through lower credit growth and increased emphasis on attracting customer deposits.

49

All these developments, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•

High share of customer deposits due to its retail focused balance sheet. Customer deposits are the Group’s main source of funding, representing just over two-thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and 92% of net loans as of December 2017. Moreover, these deposits are a highly stable due to the fact that they mainly arise from retail client activity. This represents an increase with respect to the 2016 figure of 87%. The liquidity evolution explains the majority of this change.

Santander Group liquidity balance sheet

% at December 2017

Net lending	75%	Deposits	69%
Fixed assets and others	9%	Securitisations	4%
Financial assets	16%	Medium- and long-term funding	14%
		Equity and other liabilities	12%
		Short-term funding	2%

Assets	100%	Liabilities	100%

•

Wholesale funding diversified in terms of issuers, markets and instruments, focusing on medium- and long-term markets with a limited reliance on short-term funding. Medium- and long-term wholesale funding accounts for 18% of the Group’s net funding, compared with 20% at the end of 2016, and comfortably covers the lending not funde d by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 43% senior debt, 23% securitisations and structured products with guarantees, 23% covered bonds, and the rest preferred shares and subordinated debt) and also by markets so that those with the highest weight in issuances are those where the Bank’s investor activity is the strongest.

The following charts show the distribution of the Group’s customer loans and its medium and long-term wholesale funding, so that their similarity can be appreciated.

Net loans to customer. December 2017

€ million and %

Euro Zone	360,635	43%
United Kingdom	243,617	29%
Other Europe	22,220	3%
USA	71,963	9%
Brazil	70,454	8%
Other Latam	75,679	9%

Operating areas	844,568	100%

M/LT wholesale funding. December 2017

€ million and %

Euro Zone	90,401	45%
United Kingdom	53,466	27%
Other Europe	473	0%
USA	27,662	14%
Brazil	15,799	8%
Other Latam	11,523	6%

Operating areas	199,325	100%

50

With regards to the breakdown of net customer loans, compared to 2016 there has been a notable increase in the weight of the Euro Zone, largely due to the incorporation of Grupo Banco Popular into Grupo Santander, as its main area of operations was the Euro Zone. Likewise, there was a similar increase the Euro Zone’s weight in medium- and long-term funding partly due to Popular and partly due to issuance activity throughout the year.

The bulk of the Bank’s medium- and long-term funding is made up of debt issuances. The outstanding balance as of December 2017 was EUR 153,961 million in nominal terms, with a comfortable maturity profile and a weighted average maturity of 5.0 years, a favourable increase compared to the 4.3 years as of end 2016.

The following table shows total wholesale funding by instrument in the last three years, including the relevant profile of contractual maturities.

Medium and long term issuance. Grupo Santander

€ million

	Change in outstanding balance at nominal value
	31.12.17	31.12.16	31.12.15
Preferred shares	10,365	8,515	8,491
Subordinadated	12,049	11,981	12,262
Senior debt	85,962	89,568	83,630
Covered bonds	45,585	39,513	45,010

Total	153,961	149,578	149,393

Medium and long term issuance. Grupo Santander

€ million

	Distribution by contractual maturity. December 2017*
	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	More than 5 years	Total
Preferred shares	—	—	—	—	—	—	—	10,365	10,365
Subordinated	—	—	197	86	—	580	129	11,057	12,049
Senior debt	1,309	3,017	4,048	4,556	1,484	14,285	36,784	20,479	85,962
Covered bonds	3,100	—	2,133	250	—	5,001	18,693	16,408	45,585

Total	4,409	3,017	6,377	4,891	1,484	19,866	55,606	58,310	153,961

*	In the case of issues with put option in favour of the holder, the first early redemption date of the put option is considered instead of the original contractual maturity date.

Note: there	are no additional guarantees for any of the debt issued by the Group’s subsidiaries.

It is worth noting that compared to 2016 the volume of issuances with a maturity date within the next year has decreased.

In addition to the debt issuances of the medium- and long-term wholesale funding, the Bank has securitisations placed in the market, collateralised funding and other specialist funding amounting to a total of EUR 45,364 million with a residual maturity of 1.7 years.

Wholesale funding stemming from short-term issuance programmes is a residual part of the Group’s funding structure (accounting for around 2% of net liabilities), is related to treasury activities and is comfortably covered by liquid assets.

The outstanding balance as of end 2017 was EUR 20,999 million distributed as follows: various certificate of deposit and commercial paper programmes in the UK, 43%; European Commercial Paper, US Commercial Paper and domestic programmes issued by the parent bank, 17%; issuance programmes in other units, 40%.

On 9 November 2015, the Financial Stability Board (FSB) published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of global systemically important institutions (G-SIIs). The final standard consists of an elaboration of the principles on loss absorbing and recapitalisation capacity of G-SIIs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (TLAC) for G-SIIs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIIs.

Directive 2014/59/EU of 15 May 2014 on recovery and resolution of credit institutions and investment firms (BRRD) includes an additional loss absorption concept and a minimum eligible liabilities requirement known as MREL (Minimum Required Eligible Liabilities) which applies to all entities operating in Europe, not only those the G-SIIs. MREL and TLAC are discussed further in the Capital section of this report.

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The medium-and long-term debt issuances that are considered to be MREL/TLAC eligible are preferred and subordinated debt. The ability of senior bonds to be MREL/TLAC eligible instruments depends on the insolvency legislation in the country of domicile of the issuer. For example, in Spain, recent legislation has created a new instrument category known as senior non-preferred, an instrument which Banco Santander has been a pioneering issuer in. In other countries, such as the UK or the United States, subordination is structural and is achieved by issuing ordinary senior debt via the entity’s Holding company. Contractual subordination is also possible where a clause is included in the contract stating that the issuance is subordinate to certain liabilities.

3.1.2.2. Evolution of liquidity in 2017

The main aspects of liquidity in 2017 can be summarised as follows:

i	Basic liquidity ratios remain at comfortable levels.

ii	We are continuing to achieve regulatory ratios ahead of schedule.

iii	Moderate use of encumbered assets in funding operations.

i.	Basic liquidity ratios remain at comfortable levels

The table shows the evolution of the basic monitoring liquidity metrics at the Group level over the last few years:

Grupo Santander. Monitoring metrics

	31.12.17	31.12.16	31.12.15
Net loans / Total assets	75%	75%	75%
Net loans to Deposit ratio (LTD)	109%	114%	116%
Customer deposits and medium and long term funding / Net loans	115%	114%	114%
Short term wholesale funding / Net liabilities	2%	3%	2%
Strutural liquidity surplus (% / net liabilities)	15%	14%	14%

As at end-December 2017, Grupo Santander recorded:

•

A stable credit to net assets ratio (total assets minus trading derivatives and inter-bank balances) of 75%, in line with recent years. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD) of 109%, very comfortably within the target range (below 120%). This stability shows a balanced growth between assets and liabilities.

•	The ratio of customer deposits plus medium- and long-term funding to lending was 115% at the end of 2017.

•	Limited recourse to short-term wholesale funding. The ratio was around 2%, in line with previous years.

•

Lastly, the Group’s structural surplus (i.e. the excess of structural funding sources—deposits, medium- and long-term funding and capital—as a percentage of structural liquidity needs—fixed assets and loans-) rose in 2017, to an average of EUR 156,927 million, higher than at the end of the previous year.

As at 31 December 2017, the consolidated structural surplus stood at EUR 163,957 million. This consists of fixed-income assets (EUR 162,586 million), equities (EUR 22,958 million), partly offset by short-term wholesale funding (-EUR 20,999 million) and net interbank and central bank deposits (-EUR 587 million). In relative terms, the total volume was equivalent to 15% of the Group’s net liabilities, in line with December 2016.

52

Having discussed the principal liquidity ratios at Group level, the following table sets out the ratios for Santander’s main units as at end 2017:

Main units and liquidity metrics

December 2017

	LTD ratio	Deposits + M/LT funding / Net loans
Spain	79%	160%
Popular	117%	100%
Portugal	100%	115%
Santander Consumer Finance	254%	66%
Poland	92%	111%
United Kingdom	106%	117%
Brazil	101%	122%
Mexico	87%	123%
Chile	143%	95%
Argentina	76%	134%
United States	141%	110%

Total Group	109%	115%

Generally speaking, there were two key drivers behind the evolution of the Group’s liquidity and that of its subsidiaries in 2017 (excluding the forex effect):

1.

Good performance in deposits in the main geographies where the Group operates, particularly in Spain and in the UK. This performance has helped to narrow the commercial gap, as deposit growth has more than outstripped the increase in lending.

2.

Debt issuance momentum continued, especially in the European units, though more targeted in its execution due the lower balance sheet needs. In particular, issuances that are expected to be TLAC and MREL eligible have been prioritised.

In 2017, the Group as a whole has captured EUR 51,740 million of medium- and long-term funding (calculated using year-average exchange rates).

In terms of instruments, medium and long-term debt instruments (senior debt, covered bonds, subordinated debt and preferred shares) showed the greatest increase, up around 15% to EUR 37,775 million, mainly due to senior and preferred issuances. Securitisation and structured finance activity increased 6% compared to 2016, at EUR 13,965 million.

By geography, the largest issuers of medium- and long-term debt were Spain, the UK and Santander Consumer Finance. Santander Consumer Finance further increased its diversification this year in terms of funding sources and has accessed senior and pfandbriefe markets in Germany for the first time. Compared to 2016, Spain and Portugal increased the most; Spain due to the need to build MREL and TLAC eligible liability buffers, explaining the limited covered bond issuance in the year in favour of unsecured debt. In Portugal’s case, as a consequence of funding needs deriving from the integration of Banco Popular Portugal into Santander Totta following Popular’s resolution and subsequent sale to Santander.

The main issuers of securitisations were Santander Consumer Finance and the United States, via its consumer lending subsidiary Santander Consumer USA.

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The breakdown by instrument and geographic region is as follows:

Breakdown of 2017 issues by instrument

€ million and %

Preferred shares	2,321	4%
Subordinadated	1,282	2%
Senir debt	28,992	56%
Covered bonds	5,181	10%
Securitisations and other	13,965	27%

TOTAL	51,740	100%

Breakdown of 2017 issues by region

€ million and %

United Kingdom	9,537	18%
Spain	14,336	28%
United States	12,171	24%
Santander Consumer Finance	9,026	17%
Brazil	3,029	6%
Other Europe	2,137	4%
Other Latam	1,505	3%

TOTAL	51,740	100%

The weight of covered bonds issued in the year remains in line with 2016 at 10% of total issuances. However, in contrast to last year when the main issuers were Santander and the UK, in 2017 the main issuers were Portugal and the UK.

Grupo Santander regularly holds different types of meetings with analysts, investors and shareholders in which we disclose our strategic funding plans for the coming years. Analysing the issuance activity over the course of the year in the main geographies and comparing it to the information presented at the beginning of 2017, we can conclude the following:

•

Santander parent bank marketed around EUR 3 billion of hybrid securities, in line with forecasts; roughly EUR 10 billion of senior non-preferred, in the lower range of that disclosed to the market; and completed its funding plan with senior preferred and covered bond expectations of just over EUR 1 billion.

•	Santander Consumer Finance issued senior preferred debt in line with the amounts disclosed to the markets.

•

The UK issued over EUR 2 billion of senior debt via its holding company, in line with expectations, and less than EUR 1 billion of hybrid debt, below forecasted amounts due to lower funding needs. The UK completed its funding plan by directly issuing around EUR 4 billion of senior and covered bond securities.

•	The United States issued around EUR 4 billion of senior debt via its holding company, somewhat above disclosed volumes.

•

In the year, using year-average exchange rates, the Group as a whole issued EUR 19.825 billion of MREL/TLAC eligible securities, of which EUR 16.222 billion were senior non-preferred and eligible senior debt, EUR 2.321 billion were AT1, and EUR 1.282 billion were subordinated debt.

In summary, Grupo Santander retained its comfortable access to the different markets in which it operates, reinforced by new issuing units and products. In 2017, we issued debt and securitisations in 14 different currencies, with participation from 22 relevant issuers in 14 countries and with an average maturity of 5 years, slightly above the previous year.

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ii.	Compliance with regulatory ratios ahead of schedule

Under its liquidity management model, over the last few years Grupo Santander has been managing the implementation, monitoring and compliance with the new liquidity requirements established under international financial regulations ahead of schedule.

LCR (Liquidity Coverage Ratio)

The regulatory requirement for this ratio in 2017 was set at 80%. As of 1 January 2018 the requirement increased to 100%. As a result, the Group, both at a consolidated and subsidiary level, has increased its risk appetite from 100% in 2017 to 105% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels.

As at end 2017, the Group’s LCR ratio stood at 133%, comfortably exceeding regulatory requirements. The following table provides detail of the LCR ratio by unit, which shows the considerable excess over requirements:

Liquidity Coverage Ratio

31.12.17
Santander	130%
Popular	146%
Santander Consumer Finance	201%
Portugal	123%
Poland	141%
United Kingdom	120%
United States	118%
Brazil	126%
Chile	138%
Mexico	188%

Grupo Santander	133%

NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio approved by the Basel Committee in October 2014, has not yet come into effect. The Basel requirement still needs to be written into the CRR, which is expected to be published in the second half of 2018. The NSFR regulatory requirements will only become binding two years after its inclusion into European Law.

However, the Group has defined a management limit of 100% at the consolidated level and for almost all of its subsidiaries.

With regards to this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments and limited recourse to short-term funds. Taken together, this enables Santander to maintain a balanced liquidity structure, reflected in NSFR ratios greater than 100%, both at Group and individual levels as at end December 2017.

In particular, the NSFR of the parent bank was 105%, the UK 121%, Brazil 109% and the United States 110%.

In short, the liquidity models and management of the Group and its main subsidiaries have enabled them to meet both regulatory metrics well ahead of schedule.

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iii.	Asset Encumbrance

Lastly, it is worth highlighting Grupo Santander’s moderate use of assets as collateral in the structural funding sources of the balance sheet.

In line with the guidelines established by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance sheet assets pledged as collateral in operations to obtain liquidity as well as those off-balance sheet assets received and re-used for a similar purpose, in addition to other assets associated with liabilities other than for funding reasons.

See Note 54 for further information regarding these assets.

3.1.3	Funding outlook for 2018

Grupo Santander starts 2018 with a comfortable liquidity position and with good prospects for the coming year. However, some risks to stability remain namely those related to funding regulation uncertainties.

With manageable debt maturities over the next few quarters, supported by the low weight of short-term funding and an issuance dynamic expected to be in line with recent years, the Group will manage each geographic area in order to optimise liquidity usage and to maintain a robust balance sheet structure in the units and in the Group as a whole.

For the Group as a whole, reduced commercial needs are envisaged as, in most cases, the increase in lending is expected to largely be counter-balanced out by increases in customer deposits. The greatest liquidity requirements will stem from Spain, both Banco Santander and Banco Popular, Santander Consumer Finance and from the UK.

At Group level, Santander will continue with its long term plan to issue liabilities with loss-absorbing capacity, regardless of whether they are considered to be capital instruments or not. This plan seeks to enhance the Group’s current regulatory ratios efficiently, and also takes into account future regulatory requirements. Specifically, the TLAC principles and term sheet require a minimum TLAC requirement to be determined individually for each G-SII at the greater of (a) 16% of risk weighted assets as of 1 January 2019 and 18% as of 1 January 2022, and (b) 6% of the Basel III Tier 1 leverage ratio exposure measure as of 1 January 2019, and 6.75% as of 1 January 2022. Although currently TLAC is only an international agreement awaiting to be transposed into binding regulations in the different jurisdictions (CRR in the case of European G-SIIs), the Group is already incorporating and covering potential requirements into its funding plans.

On the other hand, the MREL requirement was scheduled to come into force by January 2016. However, Commission Delegated Regulation (EU) No. 2016/1450 of 23 May 2016 (the “MREL RTS”) gave discretion to resolution authorities to determine appropriate transitional periods to each institution. Under the current proposal of the European Commission to implement TLAC requirements into European regulation, institutions such as Banco Santander would continue to be subject to an institution-specific MREL requirement (i.e., a Pillar II add-on MREL Requirement), which may be higher than the requirement of the TLAC standard (which would be implemented as a Pillar I MREL requirement for G-SIIs). In this sense, we expect Grupo Santander’s MREL requirement to be communicated to us by the Single Resolution Board (“SRB”) during 2018/2019, based on the current regulation (BRRD). (See 1.6 under Capital Management and Adequacy Solvency Ratios).

Given this focus, Santander plans to issue between EUR 2 billion and EUR 3 billion of hybrid instruments in 2018, and between EUR 7 billion and EUR 10 billion of senior non-preferred; Santander Consumer Finance between EUR 4 billion and EUR 6 billion of senior debt and will continue to develop its pfandbriefe programme in Germany; UK expects to issue between EUR 6 billion and EUR 8 billion of senior debt, both via the Holding company and directly via the bank and will complete its funding programme with between EUR 2 billion and EUR 4 billion of covered bonds; and finally, the United States plans to issue between EUR 1 billion and EUR 2 billion during the year.

The Group’s units, especially Santander Consumer Finance and the US via Santander Consumer USA, have budgeted for securitisations whose execution will depend on loan origination in line with the business plan.

Within this general picture, several of the Group’s units took advantage of the positive market conditions at the beginning of 2018, issuing close to EUR 7 billion in January and the first few days of February.

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3.2	Capital

Capital management and adequacy in Santander Group seek to guarantee the solvency of the entity and to maximise its profitability, while guaranteeing compliance with internal capital targets and regulatory requirements.

It is a fundamental strategic tool for decision-making at local and corporate level and enables a common operating framework, establishing a definition and standardisation of criteria, policies, functions, metrics and processes in relation to capital management.

The Group’s capital function takes place on two levels:

•

Regulatory capital: the regulatory management part of the analysis of the capital base, of the capital adequacy ratios under the criteria of current legislation and of the scenarios used in capital planning. The objective is for the capital structure to be as efficient as possible in terms of both cost and compliance with regulatory requirements. Active capital management includes capital allocation strategies and the efficient use in businesses, as well as securitisations, asset sales and issuance of equity instruments (preferred shares and subordinated debt) and equity hybrids.

•

Economic capital: the purpose of the economic capital model is to guarantee that the Group has adequately assigned the capital at its disposal for all the risks to which it is exposed as a result of its activity and risk appetite, and aims to optimise the value creation of the Group and the business units of which it is comprised,

The real economic measurement of the capital necessary for an activity, along with the return on it, guarantee the optimisation of value creation, through the selection of those activities which maximise the return on capital. This assignment is made under different economic scenarios, both forecast and those which are unlikely but plausible, and with the capital adequacy level determined by Santander Group.

Capital stress tests are a key tool for the dynamic evaluation of banks’ risk exposure and capital adequacy.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that impact on the Bank’s capital adequacy.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks’ risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

Since the 2008 economic crisis, the Santander Group has undergone six stress tests in which it has demonstrated its strength and capital adequacy in the face of increasingly extreme and severe macroeconomic scenarios. All the tests showed that, thanks mainly to the business model and geographic diversification existing in Santander Group, Banco Santander is capable of continuing to generate profits for its shareholders and complying with the strictest regulatory requirements.

These results show that Santander Group’s business model, based on retail and commercial banking and geographic diversification, increases its strength to face up to the even the most severe international crisis scenarios.

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In 2017, the EBA carried out the 2017 transparency exercise, through which information was published on risk-weighted assets, capital, capital adequacy and details of sovereign positions at December 2016 and June 2017, for 132 banks and 25 European countries. The objective of this exercise was to promote transparency and knowledge about European banks’ capital and capital adequacy data, thereby enhancing market discipline and financial stability in the EU. It is important to point out that the results do not include the capital increase carried out by Santander Group in relation to the acquisition of Banco Popular Group, but that the RWAs of the acquired bank were computed. Taking into account the capital increase, the CET1 ratio would have stood at 10.72%.

Internally, the Santander Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The purpose of the internal capital planning and stress process is to guarantee current and future capital adequacy, even in highly unlikely, though plausible, economic scenarios. To this end, taking as a basis the Group’s initial position (as defined by its financial statements, its capital base, its risk parameters and its regulatory ratios), estimates are made of the expected outcomes for the Group in various business environments (including severe recessions as well as expected macroeconomic scenarios), and the Group’s capital adequacy ratios, projected generally over a three-year period, are obtained.

The planned process provides a comprehensive view of the Group’s capital for the time horizon analysed and in each of the scenarios defined. The analysis incorporates regulatory capital, economic capital and available capital metrics.

Since 2008, Santander Group has conducted annual internal stress tests as part of its internal capital adequacy assessment process (Pillar II). All of them similarly showed Santander Group’s capacity to stand up to the most difficult tests, both globally as well as in the main regions in which it operates.

In regulatory terms, phase-in eligible own funds stood at EUR 90,706 million, equivalent to a total capital ratio of 14.99% and a Common Equity Tier 1 (CET1) phase-in ratio of 12.26%. The minimum ratios the European Central Bank has set for the Santander Group on a consolidated basis for 2018 are a total capital ratio of 12.155% and CET1 of 8.655% phased in.

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The main changes in regulatory capital are as follows:

General details of the total RWAs that make up the denominator of the risk capital requirements, and a breakdown by geographic segment are given below:

Risk weighted assets

€ million

	RWA		Minimum capital requirements
	31.12.17	31.12.16	31.12.17
Credit risk (excluding CRR)	485,578	471,882	38,846
Of which standardised approach (SA)	280,082	271,519	22,407
Of which the foundation IRB (FIRB) approach	30,964	25,570	2,477
Of which the advanced IRB (AIRB) approach	158,777	153,605	12,702
Of which Equity IRB under the Simple riskweight or the IMA	15,755	21,187	1,260
CCR	14,667	13,867	1,173
Of which IRB approach	8,529	9,308	682
Of which standardised approach	3,586	3,851	287
Of which risk exposure amount for contributions to the default fund of a CCP	313	313	25
Of which CVA	2,240	395	179
Settlement risk	1	1	0
Securitisation exposures in banking book (after cap)	3,678	2,234	294
Of which IRB approach	708	1,224	57
Of which IRB supervisory formula approach (SFA)	1,774	112	142
Of which standardised approach	1,196	898	96
Market risk	24,161	26,079	1,933
Of which the standardised approach	9,702	11,864	776
Of which IMA	14,459	14,215	1,157
Operational risk	61,217	61,084	4,897
Of which Standardised Approach	61,217	61,084	4,897
Amounts below the thresholds for deduction (subject to 250% risk weight)*	15,762	12,941	1,261
Floor adjustment	—	—	—

Total	605,064	588,088	48,405

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Capital requirements by geographical distribution

€ million

	Total	Spain	United Kingdom	Rest of Europe	Brazil	Rest of Latam	United States	Rest of the world
Credit risk	39,529	11,344	6,264	7,951	4,963	4,412	4,503	92

Of which internal rating-based (IRB) approach (*)	15,862	6,229	4,125	3,744	831	736	195	—

—Central governments and Central BANKS	57	55	—	—	—	2	—	—
—Institutions	739	394	143	90	—	112	—	—
—Corporates-SME	8,698	4,253	1,306	1,489	831	622	195	—
—Corporates—Specialised Lending	1,422	555	550	197	—	121	—	—
—Corporates—Other	5,748	2,931	545	842	831	403	195	—
Retail—Secured by real estate SME	101	42	0	59	—	—	—	—
Retail—Secured by real estate non-SME	3,765	802	2,331	632	—	—	—	—
Retail—Qualifying revolving	331	125	175	31	—	—	—	—
Retail—Other SME	385	153	—	232	—	—	—	—
Retail—Other non-SME	1,787	406	170	1,210	—	—	—	—
Other non-credit-obligation assets	—	—	—	—	—	—	—	—

Of which standardised approach (SA)	22,407	3,986	2,118	4,191	4,054	3,671	4,308	79

Central governments or central banks	358	3	0	—	144	193	18	—
Regional governments or local authorities	18	4	0	5	1	6	1	—
Public sector entities	32	0	—	5	—	15	12	—
Multilateral Development Banks	—	—	—	—	—	—	—	—
International Organisations	1	1	—	—	—	—	—	—
Institutions	482	98	25	48	78	70	162	1
Corporates	5,735	512	1,262	1,199	980	853	927	2
Retail	7,783	626	479	1,869	1,864	1,213	1,662	72
Secured by mortgages on immovable property	3,154	338	54	622	330	820	986	4
Exposures in default	842	297	32	116	155	165	77	1
Items associated with particular high risk	192	13	—	25	—	146	8	—
Covered bonds	36	—	33	3	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	0	0	—	—	—	—	—	—
Collective investments undertakings (CIU)	23	21	1	0	—	—	0	—
Equity exposures	45	27	—	17	—	0	—	—
Other items	3,705	2,046	232	280	502	190	454	0

Of which Equity IRB	1,260	1,129	20	16	77	4	—	13

Under the PD/LGD method	211	115	11	12	67	4	—	2
Under internal model	499	465	10	4	10	0	—	11
Under simple method	121	121	—	—	—	—	—	—
Under the simple risk-weight approach	429	429	—	—	—	—		—

Counterparty credit risk	491	157	173	48	36	41	14	21

Of which standardised approach	287	37	117	45	32	21	14	21
Of which: Risk exposure amount for contributions to the default fund of a CCP	25	13	11	—	0	0	—	—
Of which: CVA	179	107	45	3	4	20	0	—

Settlement risk	0	0	—	—	—	—	—	—

Securitisation exposures in banking book (after cap)	294	129	68	47	—	8	42	0

Of which IRB ratings-based approach (RBA)	57	57	—	—	—	—	—	—
Of which IRB Supervisory Formula Approach (SFA)	142	68	36	38	—	—	—	—
Of which Standardised approach (SA)	96	4	32	9	—	8	42	0

Market risk	1,933	1,103	333	29	147	306	15	—

Of which standardised approach (SA)	776	540	40	28	147	6	15	—
Of which internal model approaches (IMA)	1,157	563	293	0	—	300	—	—

Operational risk	4,897	1,193	683	787	627	709	898	—

Of which Standardised Approach	4,897	1,193	683	787	627	709	898	—

Amounts below the thresholds for deduction and other non-deducted investments (subject to 250% risk weight)	1,261	543	11	120	362	177	45	3

Floor adjustment	—	—	—	—	—	—	—

Total	48,405	14,470	7,532	8,982	6,135	5,653	5,517	116

*	Including counterparty credit risk

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The following table shows the main changes in risk capital requirements:

Flow statement. Capital requirements for credit risk*

€ million

	Risk weighted assets	Capital requirements
Starting figure (31/12/2016)	500,216	40,017
Asset size	4,677	374
Asset quality
Model updates	-7,407	-593
Methodology and policy
Acquisitions and disposals	49,562	3,966
Foreign exchange movements	-29,915	-2,393
Other

End figure (31/12/2017)	517,133	41,371

*	Includes capital requirements of equity, securitisations and counterparty risk (excluding CVA and CCP)

In fully-loaded terms, the CET1 ratio rose from 10.55% at 31 December 2016 to 10.84% at 31 December 2017. The fully-loaded total capital ratio was 14.48%, up 61 basis points in the year.

Further information on capital, capital requirements and capital adequacy ratios, as well as the Group’s management policies and criteria, can be found in note 1.e to the consolidated financial statements and also in the disclosure of prudential information that is published annually.

4.	RISKS

The Group’s business is exposed to the same risks as those faced by other financial institutions; risks that could have a material adverse impact on it if they occur.

The Group’s geographical diversification means that it is sensitive to the economic conditions in continental Europe, the United Kingdom, the United States, Brazil and other Latin American countries.

The Group’s ordinary business is also subject to other factors, such as strong competition, market volatility, the cyclical nature of certain businesses, market, liquidity and operational risk, losses due to litigation and regulatory proceedings, as well as other factors that may negatively affect the Group’s earnings, its rating and/or funding costs, including risks not identified or envisaged in the Group’s risk management methods, policies and procedures.

Risk management is one of the key functions enabling Santander to remain a solid, safe and sustainable bank, earning the trust of its employees, customers, shareholders and society as a whole.

Santander Group’s system for managing and controlling risks is based on the principles indicated below, which, as well as being coherent with the Group strategy and business model, factor in the requirements of regulators and supervisors, as well as best market practices:

•

Advanced and comprehensive risk management, taking a forward-looking approach that ensures a medium-low risk profile, coherent with the appetite for risk defined by the board of Banco Santander, as well as the identification and assessment of all risks.

•	Lines of defence that allow risk to be managed at origin, with control and supervision, as well as independent assessment.

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•	A model of autonomous subsidiaries with robust governance, based on a well-defined structure of committees, while ensuring the independence of the risk management and control functions.

•	Due oversight of information and technological infrastructure to allow the identification, monitoring and management of all risks, and communication of the same to the appropriate levels.

•	A risk culture integrated throughout the organisation, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

•	All risks are managed by the units that generate them, using advanced models and tools.

These principles, along with a key set of interrelated tools and processes established in Group strategy planning (risk appetite, risk identification and assessment, scenario analysis, risk reporting framework, budgetary processes and so on), comprise an essential control framework for managing the risk profile.

The main risks that the Group faces and the policies and methodologies used to control, manage and mitigate the risks are described in the notes to the accompanying consolidated financial statements, mainly in note 54. The notes include information on credit risk, market risk, operational risk, country risk, compliance and reputational risk, foreclosures, restructuring and refinancing transactions and risk concentration.

The Bank’s senior management considers that within the intrinsic risks of the banking business, in recent years the emerging risks have been those related to the macroeconomic environment, regulatory change and reputational and conduct risk. The treatment and mitigating actions for these risks are also described in note 54 to the accompanying consolidated financial statements.

5.	SIGNIFICANT EVENTS AFTER THE REPORTING DATE

No significant events occurred from 1 January 2018 up to the date of preparation of these consolidated financial statements.

6.	EXPECTED OUTLOOK

The report contains certain prospective information reflecting the plans, forecasts or estimates of the directors, based on assumptions that the latter consider reasonable. Users of this report should, however, take into account that such prospective information is not to be considered a guarantee of the future performance of the entity, inasmuch as said plans, forecasts or estimates are subject to numerous risks and uncertainties that mean that the entity’s future performance may not match the performance initially expected. These risks and uncertainties are described in the Risks section of this report and in note 54 of the financial statements.

We forecast world economy growth in 2018 of around 3.9%, slightly above the 3.7% of 2017 and well above the 3-3.5% range of the last few years.

This consolidation of the recovery seen in 2017 will slow down in both advanced and emerging economies.

Advanced economies will once again grow at around 2.3% thanks to a certain upturn in the US economy, which will offset, perhaps by some degree, euro area growth, which is expected to be slightly lower than in 2017. Financing conditions, the US fiscal stimulus package and the confidence of economic agents all suggest this.

Emerging economies will grow by 4.9% in 2018, just above the figure of 4.7% recorded in 2017. These projections are based on the improved credibility of economic policies, the recovery of commodity prices, good global financial conditions, the control of inflation and a slight slowdown in Chinese growth.

In Latin America, we expect the recovery which began in 2017 to be confirmed and growth to reach levels of around 2%, supported by a very broad base and with Brazil and Argentina now showing more consistent growth rates as their policies gain credibility. Mexico, affected by the uncertainty resulting from the NAFTA talks and a tightening of its monetary policy, is likely to see growth stall, but everything points to the rest of the region growing somewhat faster than in 2017.

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There will continue to be a clear difference in monetary policies among advanced economies, between the United States, where the Fed seems likely to introduce gradual new rate rises at the same time as it reduces the size of its balance sheet; and the euro area where the ECB will keep interest rates at their current levels and continue to increase (though more slowly) its balance sheet. In the United Kingdom, the Bank of England is expected to increase the base rate slightly in the second half of the year.

Long-term rates are expected to gradually rise once the increase in growth is established and inflation rises moderately, although substantial increases are not expected, especially in Europe, given the direction of monetary policy. The slope of the rates curve will tend to become steeper.

Interest rate movements will also be uneven in emerging economies, although in general the downward trend seen in these countries in recent times will come to an end and we may even see it reversed. In Latin America in particular, perhaps with the exception of Mexico, where they have already risen, it is likely that interest rates will stay the same or even rise, apart from in Argentina.

In any case, the continued modest levels of inflation, due in part to causes of a structural nature, would suggest that any rate increases will tend to be moderate ones, given the current stage of the economic cycle.

The balance of short-term risks is somewhat skewed towards an increase, but with exceptions: on the positive side, increased consumer and business confidence and the favourable financial conditions –and perhaps an unexpected rise in productivity- could see forecasts being revised upwards; on the negative side, although the chances of a geopolitical or economic-political shock (in particular in the US and Europe) have reduced, but if it were to occur it would bring with it a downward revision, potentially far more pronounced. Especially at a time when market valuations are tight, risk aversion is at a minimum and volatility is surprisingly low.

The Group is facing this situation after a year in which it met all of its targets, reflecting an increase in the number of engaged and digital customers, in volumes in local currency, in profit and earnings per share, an improvement in the cost of lending and exceeding the capital target set at the start of the year.

The Group’s ultimate objective is to become the best bank for individuals and companies, earning the long-lasting confidence and loyalty of employees, customers, shareholders, and society. The Group will continue with its commercial transformation in order to raise its return on capital employed.

Banco Santander’s solid position in 10 key markets puts us in a privileged position to take advantage of the opportunities that the current economic environment offers us. In mature markets, our emphasis is on improving profitability, adapting the business models to increase customer satisfaction and market share. In emerging markets, we will try to use the beneficial market conditions to gain market share and to further improve our operational efficiency.

In 2017, we achieved the objectives we had set ourselves and we begin 2018 with the aim of achieving those announced in the latest Group Strategy Update.

To help us do this we have set the following management goals and priorities:

•	Improve earnings quality against a backdrop of strong pressure on margins, especially in developed markets.

•	Gain market share on a sustained basis, since our growth opportunities are in those markets where we already operate.

•	Continue with the commercial and digital transformation plan without affecting the cost-to-income ratio. Offset the investment plan with the application of cost-saving measures.

•	Improve the main risk metrics. Manage the main loan-loss provisions deriving from the increase in forecast volumes and the impact of the new accounting standard on recognition of provisions (IFRS 9).

•	Manage TLAC issues and the higher financial costs for the excess of liquidity.

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The management priorities of the main units for 2018 are described below:

Europe

Spain. GDP is expected to grow by about 2.7% in 2018, above the level forecast for the euro area as a whole, while inflation is expected to remain low (below 2%). Lending should gradually recover during the year.

In this context, the following priorities have been set:

•	Secure our leadership in Spain with the acquisition of Popular, combining the best of both entities.

•	Strengthen our competitive edge as a benchmark bank for SMEs, with high added-value products, while at the same time we maintain leadership of the wholesale banking and large companies segments.

•	Increase customer loyalty, maintaining the 1|2|3 strategy as a lever to improve the customer relationship and customer satisfaction in the long term.

•	Maintain sustainable returns with a model based on the advanced management of risk, capital planning and management.

Meanwhile, priorities for 2018 at Banco Popular are as follows:

•	Make progress in the achievement of the objectives set at the time of acquisition.

•	Optimise the structure of the entity, improving the cost-to-income ratio. Cost savings will be reflected progressively in the income statement, as the year progresses.

•	Continue to analyse the best alternatives to the joint ventures and non-strategic businesses that remain on our balance sheet, in such a way that they fit into the Banco Santander business model.

•	Increase customer loyalty and satisfaction, as part of the commercial transformation process that we are carrying out in all Group units.

The real estate segment in Spain will maintain its strategy of shedding assets, thereby reducing its exposure, primarily in lending.

Santander Consumer Finance. Leveraging its position in the European consumer market, this area seeks to make the most of its growth potential. Its priorities are centred on:

•	Maintain our leadership position in the new auto financing market and grow used auto financing, generating added value for manufacturers.

•	Manage brand agreements and the development of digital projects proactively.

•	Accompany our partners in their transformation plans, both for the digitalisation of the vehicle purchase and financing process and in other strategic projects.

•	Reorganise the German business under the same brand, with greater efficiency and better and more comprehensive customer service.

•	Increase digitalisation through collaboration with fintechs and agreements signed with the main retailers.

Poland. We expect economic growth will remain strong in 2018, at around 4%, supported by strong export demand and domestic consumption.

The objectives for the year are:

•	Convert Bank Zachodni WBK into a benchmark bank for customers.

•	Grow faster than competitors, backed by digitalisation.

•	Maintain our position as the country’s most profitable bank.

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•	Carry out the operations needed to complete the acquisition of Core Deutsche Bank Polska on the planned date and to proceed with its merger.

Portugal. GDP will start to slow in 2018, to around 1.8%. The economy will continue to perform well as a result of higher investment and exports, and progress will also continue to made in private and public sector deleveraging.

Santander will focus on:

•	Integrating Banco Popular and improving the cost-to-income ratio.

•	To strength, our position as Portugal’s major private bank with an additional increase in market share.

•	Grow lending, supported by the business segment and in customer funds, mainly those which are off-balance sheet.

•	Progress further with our digital transformation and the simplification of processes, increasing engagement.

United Kingdom. Economic activity will be slightly slower, with an increase of 1.4% in GDP forecast. The uncertainty related to the progress of the Brexit negotiations on the transition period and future trade relations between the UK and the EU will impact on growth, sterling and feed through into higher inflation. The Bank of England is expected to raise its base rate by a further 25 basis points, to 0.75%, at the end of the year in order to steer inflation towards its 2% target.

In light of this scenario, the Bank will continue to pursue excellence, prioritising its customers’ needs. To this end, it has formulated the following strategic lines:

•	Continue to focus on customer loyalty as a driver of growth.

•	Develop our Investment Hub and Neo CRM platforms, and improve cross-border relations with customers through international trade agents.

•	Prioritise operating and digital excellence in order to offer our customers the best possible experience.

•	Increase profits in a predictable manner while maintaining our strong balance sheet.

America

Brazil. After the return to growth in 2017, overcoming one of the worst recessions of the last few decades, the Brazilian economy will consolidate its recovery in 2018 with forecast growth of above 3%.

Against this backdrop, Santander Brazil’s priorities in 2018 are:

•	Achieve excellence in services, to ensure Santander Brazil offers the best possible customer experience.

•	Continue to consolidate the leadership position in product and digital services innovation.

•	Maintain the profitable gains in market share, with appropriate offers for each customer profile.

•	Continue to drive recurring growth, backed by the increase in commercial activity, greater operational efficiency and improvements in digital strategy.

Mexico. We expect economic growth to stabilise at around 2.1% in 2018 (2.1% in 2017), albeit with gradual quarterly improvements driven by exports and private consumption.

Within this context, Santander must continue to strengthen its business in order to consolidate its position. The key aspects of management in 2018 will be:

•	Continue with our commercial transformation and innovation to make ourselves Mexico’s number one bank for our customers.

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•	Implement the new distribution model based on micro-market strategy, new commercial model and new branch design.

•	Continue to drive digitalisation, remote customer service models, customer experience and better information and analysis.

•	Remain focused on capturing salary deposits and on strengthening the Santander Plus offer.

•	Maintain our leadership in services to corporate customers, so as to continue the consolidation of the contribution of this segment to the Bank’s income.

Chile. The Chilean economy is expected to recover in 2018, with forecast growth of around 3%.

The focus of the Bank’s strategy will be to:

•	Continue to improve the quality of customer service and customer experience.

•	Carry on with the changeover of branches to the WorkCafé model.

•	Drive our growth among mass income customers through Santander Life.

•	Grow more in lending and saving than our peer group, aided by a more buoyant economy.

•	Achieve high levels of efficiency and productivity through excellence in the execution of, and increase in, digitalisation.

Argentina. Argentina’s economic recovery will be consolidated, with growth of 3.5% forecast, in an environment of lower inflation and a reduction in the fiscal deficit.

Management priorities at Banco Santander Río will focus on:

•	Make the business acquired from Citibank profitable.

•	Continue with the transformation plan toward a digital bank, with improved efficiency, customer loyalty and satisfaction.

•	Grow in consumer lending, mortgages, credit lines and foreign trade, along in businesses with the public sector.

•	Grow significantly in terms of customer funds, especially in investment funds and products.

United States. GDP is expected to grow for the ninth consecutive year, rising to 2.5% from 2.3% in 2017.

The focus of Santander’s management in the country will be to:

•	Continue making progress on regulatory issues at Santander US.

•	Improve customer loyalty and experience, with a special focus on products and global connectivity.

•	Carry on with the initiatives relating to cost-saving, central services integration and obtaining synergies in the entities, to improve efficiency and drive profitability.

•	Continue optimising Santander Bank’s balance sheet, whilst simultaneously increasing volumes and improving margins.

•	Maintain leadership in SC USA in auto financing, ensuring a suitable risk-return profile in the non-prime sector and increasing the number of prime originations through Chrysler.

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7.	RESEARCH, DEVELOPMENT AND INNOVATION ACTIVITIES

The Santander Group has made innovation and technological development a strategic pillar in order to respond to new challenges stemming from the digital transformation, with a focus on operating excellence and customer experience.

Moreover, as a global systemic entity, Santander, along with its individual subsidiaries, is subject to increasing regulatory requirements that impact the systems model and the underlying technology. This makes it necessary for Santander to devote additional investments to ensure compliance and legal certainty.

Consequently, as in previous editions, the European Commission (the 2017 EU Industrial R&D Investment Scoreboard, with data from 2016) recognises the entity’s technological effort, ranking the Santander Group as the leading Spanish company and the first global bank in the study according to own funds investment in R+D.

In 2017, technological investment in R+D+i stood at EUR 1,470 million (3% of gross income).

Technological Strategy

The Santander Group is starting from a sound, robust technological position, which is recognised as one of the best of banks with a global reach. The Group stands out for its global infrastructure with state-of-the-art data processing centres, the Partenon & Altair common core banking and the powerful shared-services centres model that allows for knowledge specialisation and allows the Bank to utilise efficiencies in all its locations.

The Group’s technological strategy has continued to evolve to facilitate the Group’s digital transformation, taking into account the technological trends in the market (Mobility, Cloud, Big Data, Cognitive, Social, and extended ecosystems).

The technology platform will assist the development of new business capabilities at the Group, thanks to the new technologies of:

•	Application Lifecycle Management (ALM): tools for automating the management and roll out of software.

•	Data & Cognitive: structured and unstructured big data handling from different sources (BigData & Analytics), and the introduction of artificial intelligence and cognitive capacities.

•	Application Programming Interface (API) Management: new tools for developing, publishing and executing APIs (internal or for third parties).

•	Methodologies, processes and tools: new ways of working that enable an agile and collaborative development.

Infrastructure

The Group has a small number of high quality, strategically located data processing centres (DPCs). Five pairs of world class or Tier IV DPCs (according to Uptime Institute standards) are located near the Group’s largest business volumes: Boadilla del Monte and Cantabria, Spain; Campinas, Brazil; Carlton Park, United Kingdom; and Querétaro, Mexico.

This shared global infrastructure (interconnected through the Group’s own communications system, GSNET) not only makes it possible to provide high levels of quality and efficiency for the business and for customer service but also ensures compliance with regulatory requirements and minimises operational risk.

In addition, cloud infrastructures are being more deeply developed, with the aim of automating the provision and management of infrastructure, and improving the productivity of the developer, making it possible to consume and roll out services quickly and automatically. The current focus of this is developing mobility solutions.

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Cybersecurity

Santander considers cyber-security to be one of the Group’s main priorities and a crucial component underpinning its vision of ‘helping people and businesses to prosper’ and ‘offering excellent digital services to our customers’.

In 2017, the Santander Group continued to strengthen its cybersecurity practices and has established a new global framework for its management. The new framework has been approved by the Group’s board of directors and establishes the main roles and responsibilities to manage cybersecurity globally and proactively. The following advances of the new cybersecurity framework particularly stand out:

•	The appointment of a new Global Chief Information Security Officer, with extensive experience and international recognition, as the head of global cyber-security in the Group.

•	The start up of a new cybersecurity organisation, implementing global defences and coordinated throughout all of the Group’s subsidiaries.

•

The launch of employee awareness activities, including regular “ethical phishing” campaigns to train Santander employees on how to identify cyber threats in a practical way and reinforce the idea that security is everybody’s responsibility.

•	The strengthening of preventive cybersecurity controls such as access control, and malware and vulnerability management.

•	The reinforcement of the monitoring activity capacity in IT infrastructure in order to detect and react to possible intrusions.

•	The undertaking of various cyber-crisis simulations for the purpose of implementing the response plans and increasing the preparation for crisis scenarios.

•	The use of “ethical hacking” tests to continually assess and boost cyber defences.

•	Monitoring maximum-level security through the Group’s board of directors and the cyber-security committee, in which the Group’s main executives participate.

Focal points of the digitalisation process

In addition to the new technology platform, the evolution of infrastructure and the cybersecurity initiatives referred to above, Santander Group has based its digital transformation on the following measures:

1.	Improve the customer experience through the channels (with a focus on mobile banking and remote customer management) and the digitalisation of processes.

2.	Improved data quality, handling and use (Big Data & Analytics, new CRM platforms and so on), along with the introduction of artificial intelligence and cognitive capacities.

3.	Cultural change: new ways of working by using tools and collaborative methodologies and with a focus on innovation.

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Specifically, the most noteworthy lines of progress, by geographical region, in 2017 were as follows:

1.	Improving the customer experience in the channels:

•

The Group has continued to promote the development of applications designed specifically for smartphones and tablets. The objective is for the Group’s customers to have access, immediately and from anywhere, to the services offered by the Bank. In addition, important agreements have been entered into with mobile telephony providers to increase the use of mobile devices among both the customers and employees of the Group.

The main projects in the area of mobile banking include:

•

Improving the offering of services and payments over mobile banking, allowing customers to make payments at stores, withdraw money at ATMs and make transfers between mobile numbers, among other functionalities. In Brazil, for instance, the Santander Way app has been developed and now enables Santander Brazil customers to pay their bills from their mobile phone using NFC technology, meaning contactless payment. The launch of Santander Wallet (super Wallet) was also extended into Mexico in 2017. The Samsung Pay mobile payment service has been added in Santander Spain, which has become the only entity that allows its customers to pay using both the Apple and the Android systems, which will enable it to lead the mobile payment market in Spain. Additionally, the functions of cashpoints continue evolving and improving the customer experience in their use. Among the latest innovations are the option of using a smart mobile phone or watch for ATM operations.

•

Also in 2017, the new mobile banking app for managing insurance policies has been introduced, both in Santander Río (the first in its country) and Brazil, which allows their customers to open, manage and track a home insurance claim via the app.

•

A number of the Group’s mobile banking apps have been awarded prizes in their own regions. Santander Chile’s app, for which it has launched new functions (including card administration, claim management and so on), was named as the most valued in the Chilean market in the GFK Adimark Customer Satisfaction Survey 2017. Bank Zachodni WBK’s mobile app won the award for best mobile banking app in Poland from the experts of Bankier.pl.

•	Last but not least, new apps have been launched in the Santander Universities area, with Germany (Santander Training and Santander Enterprising) and Brazil (Academicxs) particularly standing out.

•

The websites of the Group’s different banks have also continued to improve. The most noteworthy progress in 2017 was the redesign of the website for individuals in Brazil, and the new tools added to the website in Mexico (including smart search, virtual assistant and assisted chat) which ensure a unique user experience based on simplicity and improved browsing. Also of note in 2017, was the recognition of the Corporate Centre Intranet as one of the world’s ten best by Nielsen Norman Group, a benchmark company in analysis and consulting.

•

The new SmartRed branch concept has continued its expansion, with 1,000 branches transformed in six countries, and offers the customer a differential experience through a more agile, simple and technologically intuitive service model. Specifically, 60 branches in the United Kingdom, 60 in Mexico, 100 in Brazil and 150 in Spain were transformed in 2017. The WorkCafé experiment in Chile has also been well received.

•

Notable in the area of simplification and reduction of manual processes (process digitalisation), is the development of customer identification techniques and Know your customer (KYC), which are driving the implementation of the onboarding processes of the “digital First” paradigm in Mexico, Poland, Chile, Brazil, Spain and the United Kingdom. The latest biometric techniques allow the enrichment of these processes, and they are already being applied in Poland, Spain, Brazil and Chile.

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In 2017 the following stand out in this regard:

•

The new Openbank, as the first fully digital Spanish bank. Santander Group’s online entity provides customers with a comprehensive portfolio of products and services through a totally redesigned mobile app and web page.

•

The new digital account opening process for Santander UK branches, that allows advisers to significantly reduce processing time through, among other things, automatic data completion, the simplification of screens and going paperless.

•

The onboarding process at Santander Chile, which is the first in the country to be “100% digital”. Santander Chile has also developed a robust system that enables executives to visit their customers with a tablet that brings together all the information needed for a sales visit.

•

Similarly, Santander Brazil has launched Superdigital, an upgrade of ContaSuper, which offers a product more focused on the financial market, more intuitive and which aims to simplify the use of money as we know it.

•

The rest of the Group’s banks continue to make improvements to their processes, for example in Poland, where Kredit SME has been launched; a process where an SME can arrange an instalment loan in just 5 “clicks” through the mobile and internet channel. This same bank has successfully introduced remote identification (video verification) for onboarding of new customers via digital channels, and it has made after-sale processes available to its customers through digital channels, for direct end-to-end execution by the customer, which removes the need for back office involvement.

•

Remote customer administration is obtaining excellent results in Brazil and Spain, and it has been launched in two new countries this year: Mexico (Santander Connect) and Portugal (Santander Proximo). These models combine the quality of our advisers with the ease of using fully digital processes and communications that prepare the Bank for the future of customer management.

2.

Improved data quality, handling and use (Big Data & Analytics, new CRM platforms and so on), along with the introduction of artificial intelligence and cognitive capacities, which improve knowledge of customers and the identification of their needs.

•	Chatbots were introduced in six Group countries and in the Corporate Centre in 2017, improving the customer experience and simplifying customer and employee management.

•

Various banks in the Group are undertaking the first projects applying artificial intelligence and which enable greater agility in decision making and better risk management. This has been the case in the United Kingdom (instant loans for SMEs) and Spain (cognitive assistants for insurance and back office), among others.

3.	Cultural change: cultural change not only implies a transformation in the way of relating to customers and partners; it also requires innovation both in work tools and the processes to develop them.

•

The Group is promoting the adoption of Agile methodologies based on Design Thinking, Scrum and DevOps, which entail tight cooperation between business and technology, with multidisciplinary teams that seek new designs for customer experience.

This innovative way of approaching projects has achieved many good results in the Group’s various geographic regions, in particular in Spain, which was awarded the Agile Best DevOps Finance Project prize for developing agile methodologies from the areas of Technology and Operations and Business as part of the Strategic Insurance Plan.

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•

In addition, several applications targeting employees have been developed. These applications’ functionalities include the ongoing-feedback app and the peer-recognition app, in order to reinforce the corporate behaviours that are the foundation of the Group’s culture.

Lastly, Santander is positioning itself in the Fintech ecosystem (Financial Technology) as an innovative bank and a benchmark in the sector, which gives it an insider view to stay ahead of and participate in up-and-coming digital trends.

To develop this strategy, which goes beyond the digitalisation of daily operations, the Bank is working on more innovative aspects and has a “Corporate Venture Capital Fund” (Santander InnoVentures) which invests in and promotes strategic alliances with start-ups related to the financial industry.

Santander InnoVentures is Santander’s Corporate Venture Capital Fund. Created in July 2014 with an initial award of USD 100 million, the fund was increased in 2016 by an additional USD 100 billion. Its objective is to position Santander as one of the main actors in the wave of transformation brought about by the FinTech ecosystem.

With Santander InnoVentures, the Group intends to take part in the digital revolution and ensure that all of its customers around the world can benefit from the most recent technologies in the financial sector.

The Fund invests, through non-controlling stakes, in the equity of these start-ups and, at the same time, helps them to make agreements (commercial and/or strategic) within the financial sector and gives them access to all the Group’s experience and experts. Therefore, in addition to providing capital, Santander InnoVentures also provides scale and experience to the start-ups in which it invests, which helps them to grow and, at the same time, promoting the introduction of new technologies in the Group’s business and those of its customers. At the start of 2018, Santander InnoVentures’ portfolio included 18 companies covering such areas as, among others: payments, marketplace lending, e-advisory, customer risk and analysis, and artificial intelligence.

The Santander blockchain laboratory has grown, and now has 20 people exploring the potential use of the main blockchain technologies like Ethereum or Hyperledger, so as to drastically improve efficiency, security and the performance of the Bank’s infrastructure; in particular in the areas of international payments, capital markets, regulation, compliance and audit. Santander has played a key role in the blockchain community in general, through the founding and launch of Enterprise Ethereum Alliance together with the world’s major financial and non-financial institutions, and the launch of Alastria, the blockchain network in Spain.

8.	ACQUISITION AND DISPOSAL OF TREASURY SHARES

Transactions involving the purchase and sale of treasury shares by the Company or by other companies controlled by it shall conform to the provisions established by current regulations and by the resolutions of the general shareholders’ meeting in such respect.

The Bank, by a resolution of the board of directors on 23 October 2014, approved the current treasury share policy taking into account the criteria recommended by the CNMV.

Treasury stock trading will be used to:

•

Provide liquidity or a supply of securities, as appropriate, in the market where the Bank’s shares are traded, giving depth to such market and minimising any potential temporary imbalances between supply and demand.

•	Take advantage, to the benefit of shareholders as a whole, of situations of share price weakness in relation to medium-term performance.

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Transactions with treasury shares are carried out by the Investments and Holdings department, which is isolated as a separate area from the rest of the Bank’s activities and protected by the respective Chinese walls, preventing it from receiving any inside or relevant information. The head of the department will be responsible for managing the treasury shares portfolio.

Transactions involving treasury shares will be subject to the following general rules:

•	They may not be carried out for the purpose of intervening in the free formation of prices.

•	Trading may not take place if the unit responsible for executing the trade is in possession of insider or material information.

•	Where applicable, the execution of buy-back programmes and the acquisition of shares will be permitted to cover obligations of the Bank or the Group.

At 31 December 2017, the Bank held 3,913,340 treasury shares, representing 0.024% of its share capital at that date (at 31 December 2016: 1,476,897 treasury shares, representing 0.010% of the Bank’s share capital).

Transactions with treasury shares performed in the Group’s interest by the consolidated companies in 2017 entailed the acquisition of 239,028,959 shares, at an average purchase price of EUR 5.48 each, for an effective amount of EUR 1,309.4 million.

The sale entailed the disposal of 236,592,516 shares at an average price of EUR 5.63 each, for an effective amount of EUR 1,331.6 million.

The after tax net impact generated by transactions in shares issued by the Bank in 2010 represented a gain of EUR 26 million, which was recognised by the Group in Shareholders’ Equity—Reserves. The effect in terms of earnings-per-share was negligible.

Note 34 of the accompanying consolidated financial statements and sections A.8 and A.9 of the annual corporate governance report provide further information on the treasury share policy and the acquisition and disposal of treasury shares.

9.	OTHER RELEVANT INFORMATION

9.1	Stock market information

Santander’s shares trade on the continuous market of the Spanish stock exchanges and on the New York, London, Milan, Lisbon, Warsaw, São Paulo, Mexico City, and Buenos Aires stock exchanges.

At 31 December 2017, the shares of Banco Santander Río S.A.; Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México; Banco Santander—Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brazil) S.A.; Bank Zachodni WBK S.A.; and Santander Consumer USA Holdings Inc. traded on official securities markets.

The total number of shareholders at year-end is 4,029,630, of whom 3,818,125 are European shareholders who control 77.94% of the share capital, 200,671 are American shareholders with 21.22% of the share capital, and 10,834 are shareholders from the rest of the world with 0.84% of the share capital.

At year-end 2017, Banco Santander was the largest bank in the euro area and the fourteenth largest in the world in market value, with a capitalisation of EUR 88,410 million.

Banco Santander is the most liquid institution on the EuroStoxx, having traded 20,222 million shares during the year, for an effective value of EUR 113,665 million and a liquidity ratio of 133%. Each day, an average of 79.3 million shares has been traded for an effective amount of EUR 446 million.

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The markets performed well during 2017, within a context of optimism due to the good macroeconomic data and monetary policy expectations. Against this backdrop, Santander’s share price closed 2017 at EUR 5.479, up 12.3% in the year (with data adjusted for the capital increase carried out in July 2017).

Total shareholder return in 2017, considering the change in the share price and remunerations received (with the reinvestment of dividends), was 16.6%; above the main European benchmark index, DJ Stoxx Banks, which had a return of 12.0%.

The Santander share
	2017	2016
Shareholders and shares
Shareholders (number)	4,029,630	3,928,950
Shares (million)	16,136.2	14,582.3
Price (€)
Closing price*	5.479	4.877
Change in the price	+12.3%	+8.8%
Maximum for the period*	6.246	4.966
Maximum date in th period	08-05-17	16-12-16
Minimum for the period*	4.838	3.098
Minimum date in th period	02-01-17	24-06-16
Average for the period*	5.562	3.985
End-of-period market capitalisation (million)	88,410.0	72,313.8
Trading
Total volume of shares traded (million)	20,222	25,882
Average daily volume of shares traded (million)	79.3	100.7
Total cash traded (million of euros)	113,665	104,214
Average daily cash traded (million of euros)	445.7	405.5
Ratios
PER (price / earnings per share)* (times)	13.56	12.18
Price / tangible book value* (times)	1.32	1.17
Tangible book value* (€)	4.15	4.15
Underlying RoTE	11.82	11.08

(*).-	Data adjusted to capital increase of July 2017.

9.2	Dividend policy

As required in the Bank’s by-laws, each year the shareholder remuneration policy is submitted for approval by the General Shareholders’ Meeting. In keeping with this policy, the Bank normally compensates shareholders each quarter.

In relation to the financial year 2016, the Bank paid its shareholders (with a charge against earnings for the year) EUR 0.21 per share, in four instalments: three cash payments of EUR 0.055 per share, and one payment for EUR 0.045 per share, through the remuneration programme named Santander Scrip Dividend, which allows shareholders to elect to receive the amount equivalent to the dividend either in cash or in Santander shares. The average percentage of acceptance of the payment in shares was 89.11%.

In 2017, the board of directors intends for the compensation against earnings for the year to be EUR 0.22 per share, or 5% higher than in 2016. EUR 0.06 per share has already been paid in cash for the first and third dividends (August 2017 and February 2018, respectively), as well as EUR 0.04 per share through the Santander Scrip dividend programme (with an 84.61% acceptance rate of the payment in shares) for the second dividend (November 2017). The remaining EUR 0.06 per share is expected to be paid in April/May, in cash.

This remuneration represents an average return of 3.9% on the share price in 2017.

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This will bring the total amount paid in cash in 2017 to EUR 2,997 million, compared with EUR 2,469 million the year before.

In coming years, dividends are expected to perform in line with the increase in results, bringing the cash pay-out to between 30% and 40% of recurring profit.

The shareholder remuneration system is detailed in note 4 of the accompanying consolidated financial statements.

9.3	Management of the credit rating

The Group’s access to wholesale financing markets, as well as the cost of its issues, depends in part on the ratings given by rating agencies.

These agencies regularly review the Group’s ratings. The rating of its debt depends on a series of factors that are endogenous to the institution (business model, strategy, capital, income generation capacity, liquidity and so on) and on other, exogenous factors related to the overall economic environment, the situation in the sector, and sovereign risk in the geographic areas where it operates.

In 2017, the agencies DBRS, Fitch, Moody’s and Standard & Poor’s confirmed their ratings of Santander. Meanwhile, agency Scope raised its rating for the Bank from A+ to AA-. In all cases the outlook was stable.

At year-end 2017, Banco Santander’s rating with these five rating agencies was above the sovereign debt rating given to the country in which it is headquartered. These classifications, above the sovereign rating, are testimony to Banco Santander’s business model and financial strength.

Rating agencies	Long Term	Short Term
DBRS	A	R-1	(low)
Fitch Ratings	A-	F2
Moody’s	A	P-2
Standard & Poor’s	A-	A-2
Scope	AA-	S-1

9.4	Branch network

The Group has a network of 13,697 branches, making it the international bank with the largest commercial network. Most of these branches offer full-service banking, although the Group also has branches that offer specialised customer care for certain segments.

Some branches focus on the consumer financing business and belong to Santander Consumer Finance in Europe while others specialise in North and South American countries. In addition, the Group has branches that cater to SMEs and the corporate segment in different countries and that have been strengthened through the implementation in the last three years, in the Group’s main geographic areas, of the Advance programme, along with specialised branches or specific spaces within full-service branches for the “Select” high income segment. The Group also has branches that specialise in private banking or in specific groups such as customers affiliated with universities.

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In 2017, the number of branches increased by 1,462, due to the inclusion in the Group of those corresponding to Banco Popular. This, however, was partially offset by reductions in the Europe and United States units, mainly as a result of efficiency-improvement and digitalisation processes, including, in particular, those carried out in Spain, Portugal and Poland. These changes have been followed by the remodelling of branches and their specialisation to allow them to offer better customer service.

The Group is making progress with digitalisation, but without allowing the Bank to lose its essence. The branches will continue to be a relevant channel for customers, focusing on selling products of greater complexity and requiring more advice.

ALTERNATIVE PERFORMANCE MEASURES

Information on alternative performance measures is given below, in compliance with the Guidelines on Alternative Performance Measures of the European Securities and Markets Authority (ESMA). This information has not been audited.

•

In managing its business, the Group uses the following indicators to measure its profitability and efficiency, the quality of its loan portfolio and the tangible net asset value per share and the loan-to-deposit ratio, analysing the performance thereof over time and comparing this with the performance of its competitors.

•

The purpose of profitability and cost-to-income indicators is to measure the ratio of income to capital, tangible equity, assets and risk-weighted assets; while the cost-to-income ratio makes it possible to measure the general administrative expenses (personnel and others) and amortisation expenses needed to generate income.

•	Credit risk indicators make it possible to measure the quality of the credit portfolio and the percentage of the NPL portfolio covered by loan loss provisions.

•	The capitalisation indicator provides information on the tangible net asset value per share.

•

The Group also relies on other indicators. The loan-to-deposit (LTD) ratio enables the Bank to identify the relationship between loans and advances to customers (net of funds for insolvencies) and customer deposits and therefore to assess the extent to which the loans and advances granted to customers by the Group are financed with customer deposits. The Group also uses gross customer lending indicators excluding reverse repurchase agreements, as well as customer deposits excluding repurchase agreements. In order to analyse trends in loans and customer deposits in the traditional commercial banking business, repurchase agreements and reverse repurchase agreements are deducted, as they are primarily high-volatility products within the cash management business.

•	Impact of exchange rate fluctuations on changes in the income statement

The Group reports, for both the Group total and for the different business units, the real changes that occurred in the income statement and the changes without considering the impact of exchange rate fluctuations, with the understanding that this facilitates a better management analysis, given that changes in the businesses can therefore be identified without taking into account the impact of the conversion of each local currency to euros.

These variations excluding the exchange rate impact are calculated through the conversion of these lines of the income statements of the various units that comprise the Group to our presentation currency, the euro, using for all the periods presented, the average exchange rate for 2017. The average exchange rates of the main currencies in which the Group operates are shown under section 2.2 of this report.

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•	Impact of exchange rate fluctuations on changes in the balance sheet

The Group reports, for both the Group total and for the different business units, the real changes that occurred in the balance sheet and the changes without considering the impact of exchange rate fluctuations on loans and advances to customers (excluding reverse repurchase agreements) and in customer funds, which comprises customer deposits (excluding repurchase agreements) and investment funds. This is also done to facilitate the analysis, isolating the variation in these balance sheet items that is not due to conversion of each local currency to euros.

These variations excluding the exchange rate impact are calculated through the conversion of the loans and advances to customers (excluding reverse repurchase agreements) and in customer funds, which comprises customer deposits (excluding repurchase agreements) of the various units that comprise the Group to our presentation currency, the euro, using for all the periods presented, the exchange rate on the last business day of 2017. The final exchange rates for the main currencies in which the Group operates are shown under section 2.3 of this report.

•	Impact of certain items on the consolidated income statements

In relation to earnings, the condensed consolidated income statements for 2017 and 2016 are shown in section 2.2 of this report. In these income statements, all items are included in each of the lines in which they were recognised due to their nature, including those which, in the opinion of the group, distort the comparison of business performance between the two periods.

This same section also includes the condensed management income statements for 2017 and 2016, in which the amounts of these items, net of the corresponding taxes and minority interests, are presented net on a separate line that the Group refers to as “Net of capital gains and write-downs”, and which appears immediately before the profit attributable to the Group. The Group considers that separation of these line items provides a clearer view of changes in income. The amounts are deducted from each of the income statement line items in which they were recognised due to their nature.

In addition, and by way of a summary, the following table shows a reconciliation of attributable profit isolating these results both in 2017 and 2016, and also the impact of Banco Popular, from the time of its acquisition on 7 June 2017.

Adjusted attributable profit to the Group. Twelve months ended on December 31

EUR million

	2017	2016	% change between periods
Unadjusted attributable profit to the Santander Group	6,619	6,204	+7%
(-) Net capital gains and provisions	(897)	(417)	+115%
Adjusted attributable profit to the Santander Group	7,516	6,621	+14%
(-) Adjusted attributable profit Banco Popular	263	—	—
Adjusted attributable profit to the Group w/o Banco Popular	7,253	6,621	+10%

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Profitability and Efficiency
Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company’s ability to pay shareholders.

RoTE (Return on tangible equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests)—intangibles assets (incl. goodwill)

This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Group’s underlying attributable profit Average stockholders’ equity* (excl. minority interests)—intangibles assets (incl. goodwill)	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.

RoA (Return on assets)	Consolidated profit Average total assets

This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding non-recurring results) to the bank’s risk weighted assets.

Efficiency	Operating expenses** Gross income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank’s operating income.

Credit Risk
Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans)	Non-performing loans and advances to customers and guarantees and non- performing contingent liabilities Total Risk***

The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and advances to customers,

guarantees and contingent liabilities

Non-performing loans and advances to customers, guarantees and non- performing contingent liabilities

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Allowances for loan loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan loss provisions arising from eredit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.

Market Capitalisation
Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book value**** Number of shares excluding treasury stock

This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Other indicators
Ratio	Formula	Relevance of the metric

LtD (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

(*).-	Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Group Attributable profit + Dividends
(**).-	Operating expenses: General administrative expenses + Depreciation and amortisation
(***).-	Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities
(****).-	Tangible book value = Shareholders’ equity + Accumulated other comprehensive income — Goodwill attributable — Other intangible assets

Finally, the numerical data are included below for each of the indicators of the periods under consideration:

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Profitability and efficiency	2017 with Popular	2016
RoE	7.14%	6.99%
Attributable profit to the Group	6,619	6,204
Average stockholders’ equity (excluding minority interests)	92,638	88,744
RoTE	10.41%	10.38%
Attributable profit to the Group	6,619	6,204
Average stockholders’ equity (excl. minority interests)—intangible assets	63,594	59,771
Underlying RoTE	11.82%	11.08%
Underlying attributable profit to the Group	7,516	6,621
Average stockholders’ equity (excl. minority interests)—intangible assets	63,594	59,771
RoA	0.58%	0.56%
Consolidated profit	8,205	7,508
Average total assets	1,407,681	1,337,661
RoRWA	1.35%	1.29%
Consolidated profit	8,205	7,508
Average risk weighted assets	606,308	580,777
Underlying RoRWA	1.48%	1.36%
Underlying consolidated profit	8,963	7,893
Average risk weighted assets	606,308	580,777
Efficiency ratio (with amortisations)	47.4%	48.1%
Operating expenses	22,918	21,088
Gross income	48,392	43,853

	2017
Credit risk	w/o Popular	with Popular	2016
NPL ratio	3.38%	4.08%	3.93%
Non-performing loans and advances to customers and guarantees and non-performing contingent liabilities (without country risk)	28,104	37,596	33,643
Total risk	832,655	920,968	855,510
Coverage ratio	70.8%	65.2%	73.8%
Provisions to cover impairment losses on loans and advances to customers, guarantees and contingent liabilities	19,906	24,529	24,835
Non-performing loans and advances to customers, guarantees and non-performing contingent liabilities	28,104	37,596	33,643
Cost of credit	1.12%	1.07%	1.18%
Allowances for loan loss provisions over the last 12 months	8,997	9,111	9,518
Average loans and advances to customers over the last 12 months	803,488	853,479	806,595

	2017
Market capitalisation	with Popular	2016
TNAV (tangible book value) per share	4.15	4.15
Tangible book value	66,985	61,517
Number of shares w/o treasury stock (million)*	16,132	14,825

	2017
Others	w/o Popular	with Popular	2016
Loan to deposit ratio	109%	109%	114%
Net loans and advances to customers	773,398	848,914	790,470
Customer deposits	712,770	777,730	691,111

(*).-	In 2016, data adjusted to capital increase of July 2017.

Notes:

(1).-	Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 13 months (December to December).
(2).-

For periods less than one year, and if there are results which distort period-on-period business comparisons, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said distorting results are added without annualising.

(3).-

For periods less than one year, and if there are results which distort period-on-period business comparisons, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said distorting results are added without annualising.

(4).-	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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ANNUAL CORPORATE GOVERNANCE REPORT

A OWNERSHIP STRUCTURE

A.1 Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
6.11.2017	8,068,076,791	16,136,153,582	16,136,153,582

Indicate whether different types of shares exist with different associated rights:

Yes  ☐            No   ☒

At 31 December 2017, the Bank’s share capital is represented by 16,136,153,582 shares of EUR 0.50 par value each.

All shares carry the same dividend and voting rights.

A.2 List the direct and indirect holders of significant ownership interests in your company at year-end, excluding directors:

At 31 December 2017, the only shareholders appearing on the Bank’s register of shareholders with a stake of over 3%1 were State Street Bank and Trust Company (13.32%); The Bank of New York Mellon Corporation (8.83%); Chase Nominees Limited (7.41%); EC Nominees Limited (3.43%), Caceis Bank (3.13%); Clearstream Banking S.A. (3.10%) and BNP Paribas (3.03%).

Nevertheless, the Bank believes that those stakes are held in custody in the name of third parties and to the best of the Bank’s knowledge none of those shareholders holds itself a stake of over 3% in the share capital or in the voting rights2.

At 31 December 2017, no shareholders with an interest greater than 1% were resident in tax havens.

Indicate the most significant movements in the shareholder structure during the year:

During 2017 the Bank carried out two capital increases:

The first one on 27 July 2017, was designed to ensure that there was no deterioration in the Group’s capital ratios as a result of the acquisition of 100% of capital of Banco Popular Español, S.A. A total of 1,458,232,745 new shares were issued, representing 10% of the institution’s capital as at year-end 2016. The new shares subscribed plus the additional shares solicited meant demand equivalent to 8.2 times the shares offered in the capital increase.

The second came as part of the Santander Scrip Dividend Programme, and was implemented on 6 November 2017. A total of 95,580,136 new shares were issued, equivalent to 0.7% of the Bank’s share capital at year-end 2016.

[1]	The threshold stipulated in Royal Decree 1362/2007 of 19 October, which implemented the Spanish Securities Market Act 24/1988 of 28 July defining the concept of significant holding.
[2]

The website of the Comisión Nacional del Mercado de Valores (www.cnmv.es) contains a notice of significant holding published by Blackrock, Inc. on 09 August 2017, in which it notifies an indirect holding in the voting rights attributable to Bank shares of 5.940%, plus a further stake of 0.158% held through financial instruments. However, according to the Bank’s shareholder register, Blackrock, Inc did not hold more than 3% of the voting rights on that date, or on 31 December 2017.

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All shares carry the same dividend and voting rights.

	No. of shares	% of share capital *
27 July	1,458,232,745	10.00
6 November	95,580,136	0.7

Total	147,848,122	10.7

*	Share capital at year-end 2016.

A.3 Complete the following tables on company directors holding voting rights through company shares:

Below is a breakdown of the interests of directors at 31 December 2017.

Name or corporate name of director	Number of direct voting rights		Indirect voting rights			% of total voting rights
			Direct shareholder[1]	Number of voting rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	918,136	[2]	N/A	19,362,840	[2]	0.126%
Mr José Antonio Álvarez Álvarez	924,541		N/A	—		0.006%
Mr Bruce Carnegie-Brown	22,263		N/A	—		0.000%
Mr Rodrigo Echenique Gordillo	935,773		N/A	14,474		0.006%
Mr Guillermo de la Dehesa Romero	172		N/A	—		0.000%
Ms Homaira Akbari	22,000		N/A	—		0.000%
Mr Ignacio Benjumea Cabeza de Vaca	3,463,716		N/A	—		0.021%
Mr Javier Botín-Sanz de Sautuola y O’Shea	5,272,830	[2]	N/A	73,799,220	2 and 3	0.49%[3]
Ms Sol Daurella Comadrán	142,094		N/A	456,970		0.004%
Mr Carlos Fernández González	18,524,499		N/A	3		0.115%
Ms Esther Giménez-Salinas i Colomer	6,014		N/A	—		0.000%
Ms Belén Romana García	166		N/A	—		0.000%
Mr Juan Miguel Villar Mir	1,328		N/A	—		0.000%
Mr Ramiro Mato García Ansorena	0		N/A	—		0.000%

% total voting rights held by the Board of Directors						0.64%

1.

The “Direct shareholder” box does not apply, since at year-end 2017 there were no direct holders of shares with voting rights with a holding in excess of 3% of total voting rights, or in excess of 1% for residents of tax havens.

2.	Syndicated shares.
3.	Includes direct and indirect shareholding of Ms. Ana Botín-Sanz de Sautuola y O’Shea.

Complete the following tables on share options held by directors.

Below is a brief overview of the share-based remuneration plans for directors as per 31 December 2017. For further information, please see notes 5 and 47 of the Group’s consolidated financial statements.

Shareholders at the Bank’s general meetings held on 22 March 2013, 28 March 2014, 27 March 2015, 18 March 2016, and 7 April 2017 approved the corresponding cycles of the conditional and deferred variable remuneration plan, and the deferred variable remuneration plan conditional on multi-year objectives, in which the executive directors participate up until 2017.

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Deferred and conditional variable remuneration plan (bonus) (2013-2015) and variable remuneration plan conditional on multi-year objectives (incentive) (2016 and 2017)

The General Shareholders’ Meeting of 18 March 2016 approved the first cycle of the variable remuneration plan conditional on multi-year objectives, by virtue of which the former bonuses and long-term incentives (LTI) were grouped into a single figure, seeking to simplify the compensation structure and give extra weighting to long-term targets. Shareholders approved the second cycle at the General Shareholders’ Meeting of 7 April 2017.

The purpose of these cycles is to defer part of the beneficiaries’ bonus over a period of three or five years, to be paid in cash or Santander shares as applicable in each case, whilst paying the other part of the variable remuneration bonus at the outset, likewise in cash or Santander shares. For more information, see note 5 of the Group’s 2017 financial statements.

In order to mitigate the dilutive effect (and therefore not related to the Group performance) that the capital increase with pre-emptive rights completed by the Bank in July 2017 in the cycles of the deferred remuneration plans and long-term incentives, and based on a favourable report from the remuneration committee, the board of directors resolved to increase the number of shares to be allocated to beneficiaries, based on a valuation of pre-emptive rights equivalent to the theoretic value -i.e. 0.1047 euros per right-. The shares delivered for this reason are indicated at the foot of the table for each of the corresponding plans:

2013 bonus receivable in Santander shares	Immediate payment	Deferred (*)	Total	% of total voting rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	66,241	99,362	165,603	0.001%
Mr José Antonio Álvarez Álvarez	58,681	58,681	117,362	0.001%
Mr Rodrigo Echenique Gordillo	0	0	0	0.000%

Total	124,922	158,043	282,965	0.002%

(*)

In 3 years: 2015, 2016 and 2017, subject to continued service, and subject to the exceptions set out in the plan’s terms and conditions, and subject to compliance with the conditions set out for the third cycle. The immediate payment and the 2015 and 2016 deferral tranches were paid out on the expected dates.

The third cycle has delivered all shares at 31 December 2017 and therefore none of the above amounts represents a right to shares at that date.

2014 bonus receivable in Santander shares	Immediate payment	Deferred (*)	Total	% of total voting rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	121,629	182,444	304,073	0.002%
Mr José Antonio Álvarez Álvarez	78,726	78,726	157,452	0.001%
Mr Rodrigo Echenique Gordillo	0	0	0	0.000%

Total	200,355	261,170	461,525	0.003%

(*)

In 3 years: 2016, 2017 and 2018, subject to continued service, and subject to the exceptions set out in the plan’s terms and conditions, and subject to compliance with the conditions set out for the fourth cycle. The immediate payment and the 2016 and 2017 deferral tranches were paid out on the expected dates.

The fourth cycle has already delivered part of the shares at 31 December 2017. One third of those indicated in the Deferred column are yet to be delivered and therefore not all of the amounts indicated above represent a right to shares at that date. Subject to the conditions set forth in the plan’s regulations, 905 and 390 shares will also be delivered to Ms. Ana Botín and Mr. José Antonio Álvarez, respectively, in the last third of the deferral granted on the capital increase carried out in July 2017.

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2015 bonus receivable in Santander shares	Immediate payment	Deferred (*)	Total	% of total voting rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	211,534	317,300	528,834	0.003%
Mr José Antonio Álvarez Álvarez	140,609	210,914	351,523	0.002%
Mr Rodrigo Echenique Gordillo	104,155	156,233	260,388	0.002%

Total	456,298	684,447	1,140,745	0.007%

(*)

In 5 years: 2017, 2018, 2019, 2020 and 2021 subject to continued service and subject to the exceptions set out in the plan’s terms and conditions, and to compliance with the conditions set out for the fifth cycle. The immediate payment and the deferral tranche for 2017 was paid out on the expected dates.

Part of the shares related to the fifth cycle has already been delivered at 31 December 2017. Four fifths of the shares indicated in the Deferred column have yet to be delivered and therefore not all of the amounts indicated above represent a right to shares at that date. Subject to the conditions envisaged in the plan’s regulations, a total of 3,777, 2,511 and 1,860 shares will also be delivered to Ms Ana Botín, Mr José Antonio Álvarez and Mr Rodrigo Echenique, respectively, in equal parts over the next four pending deferments, extended as a result of the capital increase implemented in July 2017.

2016 incentive receivable in Santander shares	Immediate payment	Deferred (*)	Total	% of total voting rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	236,817	355,226	592,043	0.004%
Mr José Antonio Álvarez Álvarez	159,843	239,764	399,607	0.002%
Mr Rodrigo Echenique Gordillo	118,389	177,583	295,972	0.002%

Total	515,049	772,573	1,287,622	0.008%

(*)

In 5 years: 2018, 2019, 2020, 2021 and 2022 subject to continued service and subject to the exceptions set out in the plan’s terms and conditions, and to compliance with the conditions set out for the corresponding cycle. As per 31 December 2017, no tranche of the deferred amounts has been paid out (the immediate payment amount was paid at the start of 2017). Subject to the conditions envisaged in the plan’s regulations, a total of 5,286, 3,568 and 2,643 shares will be delivered to Ms Ana Botín, Mr José Antonio Álvarez and Mr Rodrigo Echenique, respectively, in equal parts over the five pending deferments, extended as a result of the capital increase implemented in July 2017.

The accrual of three fifths (the deferred items payable, if applicable, in 2020, 2021 and 2022) of the deferred remuneration from 2016 (incentive), as well as being subject to the beneficiary’s continued service at Grupo Santander, is likewise conditional on the Group delivering on long-term targets in the 2016-2018 period shown below:

(a)	Compliance with the consolidated earnings per share (“EPS”) growth target of Banco Santander in 2018 vs. 2015. The EPS ratio relating to this target is obtained as shown in the table below:

EPS growth 2018 (% vs 2015)	EPS ratio
≥ 25%	1
> 0% but < 25%	0 – 1	*
≤ 0%	0

*	Straight-line increase in the EPS Ratio based on the specific percentage that EPS growth in 2018 represents with respect to 2015 EPS within this bracket of the scale.

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(b)

Relative performance of the total shareholder return (“TSR”) of the Bank in 2016-2018 compared to the weighted TSRs of a peer group comprising 35 credit institutions (the “Peer Group”), applying the appropriate TSR ratio according to the Bank’s TSR within the Peer Group.

Ranking of Santander TSR	“TRS Ratio”
Above percentile 66	1
Between percentiles 33 and 66	0-1	*
Below percentile 33	0

*	Proportional increase in the TSR ratio based on the number of notches moved up in the ranking.

TSR3 measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) that shareholders may receive during the period in question.

The Peer Group will consist of the following banks: BBVA, CaixaBank, Bankia, Popular, Sabadell, BCP, BPI, HSBC, RBS, Barclays, Lloyds, BNP Paribas, Crédit Agricole, Deutsche Bank, Société Générale, Nordea, Intesa San Paolo, Unicredit, Itaú, Bradesco, Banco do Brasil, Banorte, Banco de Chile, M&T Bank Corp, Keycorp, Fifth Third Bancorp, BB&T Corp., Citizens, Crédit Acceptance Corp., Ally Financial Inc., PKO, PEKAO, Millenium, ING Polonia and mBank.

(c)

Compliance with the fully loaded common equity tier 1 (CET1) capital ratio goal set for 2018. This goal is for the fully loaded consolidated CET1 ratio of Santander Group to be over 11% as of 31 December 2018. If this objective is met, a CET1 coefficient of 1 shall be assigned to this metric, otherwise the CET1 coefficient will be 0. To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2018 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

(d)

Compliance with the growth target in the underlying return on risk-weighted assets or “RoRWA” of Santander Group for 2018 measured against 2015. The corresponding ratio (the “RoRWA ratio”) shall be obtained using the following table:

RoRWA growth 2018 (% vs 2015)	RoRWA ratio
≥ 20%	1
≥ 10% but < 20%	0,5 – 1	*
< 10%	0

*	Straight-line increase in the RoRWA ratio based on the specific percentage that RoRWA growth in 2018 represents with respect to 2015 RoRWA within this bracket of the scale.

To determine the annual amount of the deferred incentive tied to performance corresponding, if applicable, to each executive director in 2020, 2021 and 2022 (each of these payments is a “Final Annuity”) and without prejudice to any adjustment deriving from the malus clauses, the following formula shall be applied:

Final annuity = Amt. x (0.25 x A + 0.25 x B + 0.25 x C + 0.25 x D)

[3]

TSR is the difference (expressed as a percentage) between the end value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2016 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2019 (exclusive) (to calculate the final value).

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Where:

•	“Amt.” is one third of the incentive amount that has been deferred conditional on performance (i.e. Amt. will be 12% of the total incentive allocated).

•	“A” is the EPS ratio according to the scale in section (a) above, based on EPS growth in 2018 vs. 2015.

•	“B” is the TSR ratio according to the scale in section (b) above, according to the relative performance of the TSR within its peer group in 2016-2018.

•	“C” is the CET1 ratio according to compliance with the CET1 goal in section (c) above.

•	“D” is the RoRWA ratio deriving from the scale in section (d) above, according to the level of RoRWA growth in 2018 vs 2015.

2017 incentive receivable in Santander shares	Immediate payment	Deferred (*)	Total	% of total voting rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	229,750	344,625	574,375	0.004%
Mr José Antonio Álvarez Álvarez	153,647	230,471	384,118	0.002%
Mr Rodrigo Echenique Gordillo	119,738	179,608	299,346	0.002%

Total	503,135	754,704	1,257,839	0.008%

(*)

In 5 years: 2019, 2020, 2021, 2022 and 2023 subject to continued service and subject to the exceptions set out in the plan’s terms and conditions, and to compliance with the conditions set out for the corresponding cycle. As per 31 December 2017, no tranche of the deferred amounts has been paid out (the immediate payment amount was paid at the start of 2018).

All of the rights indicated with respect to the 2017 incentive were yet to be delivered at 31 December 2017.

The accrual of three fifths (the deferred items payable, if applicable, in 2021, 2022 and 2023) of the deferred remuneration from 2017 (incentive), as well as being subject to the beneficiary’s continued service at Grupo Santander, is likewise conditional on the Group delivering on long-term targets in the 2017-2019 period. The long-term metrics that will be detailed in the 2017 Committees Report published by the Santander group are:

a)	Compliance with the consolidated earnings per share (“EPS”) growth target of Banco Santander in 2019 vs. 2016. The EPS ratio relating to this target is obtained as follows:

EPS growth 2019 (% vs 2016)	EPS ratio
≥ 25%	1
≥ 0% but < 25%	0 – 1	(*)
< 0%	0

(*)	Straight-line increase in the EPS ratio based on the specific percentage that EPS growth in 2019 represents with respect to 2016 EPS within this bracket of the scale.

b)	Relative performance of the Bank’s total shareholder return (TSR) in the 2017-2019 period compared to a peer group of 17 credit institutions.

Ranking of Santander TSR	“TRS Ratio”
Above percentile 66	1
Between percentiles 33 and 66 (both included)	0-1	(*)
Below percentile 33	0

(*)	Proportional increase in the TSR ratio based on the number of notches moved up in the ranking.

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TSR4 measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) that shareholders may receive during the period in question.

The Benchmark Group initially comprises the following 17 financial institutions:

Bank
Itaú	Barclays
JP Morgan	Wells Fargo
Bank of America	BBVA
HSBC	Lloyds
BNP Paribas	UBS
Standard Chartered	Intesa San Paolo
Citi	Deutsche Bank
Société Générale	Unicredit
ING

c)	Compliance with the Santander Group’s consolidated fully loaded target common equity tier 1 ratio (CET1) for 2019. The CET1 ratio is found as shown in the table below:

CET1 in 2019	CET1 coefficient
≥ 11.30%	1
≥ 11% but < 11.30%	0.5 – 1	(*)
< 11%	0

(*)	Linear increase in the CET1 coefficient as a function of the CET1 ratio in 2019 within this bracket of the scale.

To verify compliance with this goal, possible increases in CET1 derived from capital5 increases will not be taken into account (except those set out by the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2019 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

As a result, to determine the maximum amount of the deferred portion linked to objectives that, if applicable, is payable to each beneficiary on the corresponding anniversary (each payment is a “Final Annuity”), the following formula shall be applied to each of the outstanding annuities, without prejudice to any adjustment deriving from application of the malus policy:

Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

[4]

TSR is the difference (expressed as a percentage) between the end value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 01 January 2017 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 01 January 2020 (exclusive) (to calculate the final value).

[5]	The neutral effect on CET1 had by the capital increase to finance the acquisition of Banco Popular Español, S.A., announced in June 2017 and executed in July of that year, will be factored in.

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Where:

•	“Amt.” corresponds to a third of the deferred incentive amount subject to the performance (“Amt.” represents a 12% of the total incentive established at the beginning of 2018).

•	“A” is the EPS ratio according to the scale in section (a) above, based on EPS growth in 2019 vs. 2016.

•	“B” is the TSR ratio according to the scale in section (b) above, according to the relative performance of the Bank’s TSR within its peer group in 2017-2019.

•	“C” is the CET1 coefficient according to compliance with the CET1 target ratio for 2019 described in section (c) above.

The deferred remuneration for each year is subject to the circumstances (malus) envisaged in each case, pursuant to the regulations of the corresponding cycle of the plan in force.

Similarly, the 2016 and 2017 incentives already paid out will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group malus and clawback policy, all under the terms and conditions therein provided.

In accordance with said policy, malus and clawback clauses with regards to 20176 incentives are triggered in scenarios of deficient financial performance of either the Bank as a whole or a division or specific area thereof, or of the exposure generated by staff, with at least the following factors being taken into account:

(i)	Significant failures in risk management by the Bank, or by a business or risk control unit.

(ii)	An increase in capital requirements at the Bank or one of its business units, not planned at the time of generating exposures.

(iii)	Regulatory penalties or legal convictions for events that might be imputable to the unit or staff responsible for them. Likewise, failure to comply with the Bank’s internal codes of conduct.

(iv)

Unlawful conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.

The Board of Directors, at the proposal of the remuneration committee, and based on the level of compliance with those conditions, will determine the specific amount of deferred compensation to be paid in each instance.

If the above-listed requirements are met on each anniversary, the beneficiaries will be provided their cash and shares, in thirds or fifths, within the thirty days following the first, second, third, fourth or fifth anniversary, as applicable.

For variable remuneration generated in 2015 and previous years, upon each delivery of shares and cash the beneficiary will be paid a sum in cash equal to the dividends paid out for those shares and the interest accrued on the cash amount, in both instances from the start date until the date on which the shares and cash are paid in each case. In those cases in which the Santander Scrip Dividend programme applies, the price paid will be the price offered by the Bank for the free allotment rights corresponding to such shares.

The beneficiaries receiving shares may not hedge their value directly or indirectly nor sell them for one year from when they are delivered. Nor may the beneficiaries hedge their shares, directly or indirectly, before they receive them.

[6]

Malus and clawback clauses with regards to 2016 incentives are similar to the applicable malus and clawback clauses for 2017 incentives. The text is published on the Bank’s corporate website (www.santander.com).

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a) Performance Shares Plan (LTI) 2014

From 2014, the variable remuneration of the identified group includes a long-term incentive. The General Shareholders’ Meeting of 28 March 2014 approved the first cycle of the Performance Shares Plan, which implements the variable remuneration of the identified group in the form of a long-term incentive to be received, as the case may be, entirely in shares and based on the Bank’s performance over a multi-year period. This cycle of the Performance Shares Plan covers the years 2014, 2015, 2016 and 2017, as the period of reference to determine the achievement of the targets upon which the LTI is conditional, without prejudice to the deferral thereof upon the terms set forth below.

With regard to the second third of the 2014 LTI, it was included in the 2016 annual remuneration report, as the corresponding accrual period had elapsed, although compliance with this objective had not been verified, which would be carried out in 2017. Once it was verified that the corresponding objective had not been met, the shares corresponding to the second third of the LTI were not delivered in 2017.

It should also be noted that the objective corresponding to the third of the plan, which was accrued on 31 December 2017, was also not fulfilled and, therefore, no shares corresponding to the plan will be delivered in 2018 and the plan will be extinguished.

b) Performance Shares Plan (LTI) 2015

The Bank’s shareholders approved the second cycle of the Performance Shares Plan on 27 March 2015. The maximum benchmark LTI for executive directors was set by the Board, at the proposal of the remuneration committee, at an amount equal to 20% of the benchmark bonus in 2015. Based on that figure, an LTI amount (the “Agreed LTI Amount”) was determined for each director taking into account the performance of the two indicators (earnings per share (EPS) and return on tangible equity (ROTE)) in 2015, as set out in the following table:

2015 Performance Shares Plan	Maximum number of shares(*)(**)	max % of total voting rights
Ms Ana Botín-Sanz de Sautuola y O`Shea	187,080	0.001%
Mr José Antonio Álvarez Álvarez	126,279	0.001%
Mr Rodrigo Echenique Gordillo	93,540	0.000%

Total	406,899	0.003%

(*)

Agreed LTI amount in shares = 91.50% (compliance ROTE and EPS) x LTI benchmark price / 3.971 (applicable share price corresponding to the fifteen stock market sessions prior to 26 January 2016 -the date on which the Board approved the 2015 Bonus for executive directors-).

(**)

As with the deferred and conditional remuneration plans described above, the Board of Directors resolved, at the proposal of the remuneration committee, to revise the number of shares to reflect the dilutive effect had by the capital increase implemented in July 2017.

The agreed LTI amount for each beneficiary is deferred for three years and will be paid, if appropriate, at the start of 2019 based on compliance with the multi-year targets and the remaining conditions of the plan. More information is available in Note 47 of the Santander Group Financial Statements for 2015.

The delivery of shares due are subject to the continued service of the beneficiary at Santander Group and on the absence, in the opinion of the Board of Directors and at the proposal of the remuneration committee, of any of the following circumstances during the period prior to each delivery due to actions taken in 2015, as applicable: (i) inadequate financial performance by the Group; (ii) non-compliance by the beneficiary with internal rules, particularly with regard to risk prevention; (iii) a material restatement of the Group’s financial statements, when deemed necessary by the external auditors, except if such restatement is made pursuant to a change in accounting rules; or (iv) significant changes in the Group’s capital or risk profile.

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A.4 Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, as far as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

Does not apply, as there are no owners of significant shareholdings, as indicated in section A.2 above.

A.5 Indicate commercial, contractual or corporate relationships between significant shareholders and the company and/or its group, if any, except any that are insignificant and those deriving from ordinary commercial business:

Does not apply, as there are no owners of significant shareholdings, as indicated in section A.2 above.

A.6 Indicate whether the company has been notified of any shareholders’ agreements pursuant to articles 530 and 531 of the Spanish Corporate Enterprises Act (“LSC”). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes  ☒            No   ☐

In February 2006, a shareholder agreement was entered into, that was notified to the Bank and to the Spanish Securities Markets Commission (“CNMV”) as a material fact. The document witnessing the aforementioned agreement was filed at both the CNMV Registry and the Cantabria Mercantile Registry.

Said agreement, which was signed by Emilio Botín-Sanz de Sautuola y García de los Ríos, Ana Botín-Sanz de Sautuola y O’Shea, Emilio Botín-Sanz de Sautuola y O’Shea, Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A. Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal, provides for the syndication of the Bank shares held by the signatories to the agreement or whose voting rights have been granted to them.

The aim of the syndication agreement, through the restrictions established on the free transferability of the shares and the regulated exercise of the voting rights inherent thereto, is to ensure, at all times, the concerted representation and actions of the syndicate members as shareholders of the Bank, for the purpose of developing a lasting, stable common policy and an effective, unitary presence and representation in the Bank’s corporate bodies.

At any given time, the chair of the syndicate is the person then presiding over the Fundación Botín, currently Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea.

The members of the syndicate undertake to syndicate and pool the voting and other political rights attaching to the syndicated shares, so that these rights may be exercised, and, in general, the syndicate members may act towards the Bank, in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation, necessarily unitary, issued by the syndicate. For this purpose, the representation of these shares is attributed to the chair of the syndicate as the common representative of its members.

Except for transactions carried out in favour of other members of the syndicate or in favour of the Fundación Botín, prior authorisation must be granted from the syndicate meeting, which may freely approve or refuse permission for the planned transfer.

The Bank informed the CNMV on 3 August and 19 November 2012, by means of the pertinent material fact filings, that it had been officially notified of amendments to this shareholder agreement in respect of the persons subscribing to it.

On 17 October 2013, the Bank filed a material fact with the CNMV updating the holders and distribution of the shares included in the syndication to reflect the business reorganisation of one of the parties to the agreement.

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Lastly, the Bank filed a significant event with the CNMV on 3 October 2014 updating the holders and the distribution of the shares in the syndication, and changing the chair of the syndicate to Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea, present chair of the Fundación Botín.

The Bank filed respective material facts with the CNMV on 6 February and 29 May 2015 updating the holders and the distribution of shares included in the syndication, all within the framework of the inheritance process as a result of the death of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos.

Lastly, Banco Santander filed a material fact with the CNMV on 29 July 2015 updating the holders and the distribution of shares included in the syndication as a result of extinguishing the usufruct over the shares pertaining to one of the parties to the agreement along with the voting rights arising thereof, thereby consolidating the full price of the aforementioned shares in the Botín Foundation.

The aforementioned significant events, sent to CNMV with the entry numbers 64179, 171949, 177432, 194069, 211556, 218392, 223703 and 226968 can be found on the Group’s website (www.santander.com).

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.2751% of its share capital at year-end 2017). In addition, as established in clause one of the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them, in the future. Accordingly, at 31 December 2017, a further 34,675,537 shares (0.2149% of the Bank’s share capital at said date) were also included in the syndicate.

Shares included in the syndication

At 31 December 2017, the syndication included a total of 79,072,050 shares of the Bank (0.49% of its share capital), broken down as follows:

Signatories to the shareholders’ agreement	Number of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea	918,136
Mr Emilio Botín-Sanz de Sautuola y O’Shea[1]	16,843,109
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea[2]	17,922,803
Ms Paloma Botín-Sanz de Sautuola y O’Shea[3]	8,394,905
Ms Carmen Botín-Sanz de Sautuola y O’Shea	9,497,451
PUENTEPUMAR, S.L.	—
LATIMER INVERSIONES, S.L.	—
CRONJE, S.L., Unipersonal[4]	19,362,840
NUEVA AZIL, S.L.[5]	6,132,806

TOTAL	79,072,050

1.	7,800,332 shares held indirectly through Puente San Miguel, S.L.U.
2.	12,591,853 shares held indirectly through Agropecuaria El Castaño, S.L.U.
3.	7,187,903 shares held indirectly through Bright Sky 2012, S.L.
4.	Controlled by Ms Ana Botín-Sanz de Sautuola y O’Shea.
5.	Controlled by Carolina Botín-Sanz de Sautuola y O’Shea.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

Yes  ☒             No  ☐

Described above.

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:

There were no amendments or terminations in 2017 (see preceding description of the existing agreement).

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A.7 Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act (Ley del Mercado de Valores). If so, identify the same:

Yes  ☐            No   ☒

A.8 Complete the following tables on the company’s treasury shares:

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
13,340	3,900,000	0.024%

(*)	Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestión, S.A.	3,900,000

Total:	3,900,000

Give details of any significant changes during the year, pursuant to Royal Decree 1362/2007:

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital*
17/03/2017	138,518,299	25,603,364	1.126%
15/09/2017	141,421,986	35,098,616	1.101%

*	Percentage calculated based on current share capital on the notification date.

Pursuant to Article 40 of Royal Decree 1362/2007, the CNMV is notified of the percentage of voting rights held by the Bank when acquisitions of treasury shares are made that exceed 1% of the Company’s voting rights, individually or in a series of transactions since the last communication.

A.9 Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting to issue, buy back and/or transfer treasury shares.

The capital authorised by the shareholders at the annual general meeting held on 07 April 2017, under item five on the agenda, amounted to 3,645,585,175 euros. The Bank’s directors have until 07 April 2020 to carry out capital increases up to this limit. The shareholders gave the Board (or, by delegation, the executive committee) the power to exclude pre-emptive rights, in full or in part, pursuant to the provisions of article 506 of the Corporate Enterprises Act, although this power is limited to capital increases carried out under this authorisation up to 1,458,234,070 euros.

As per the date of this document, said authorisation has been used for an amount of 729,116,372.50 euros, by virtue of the capital increase with pre-emptive rights agreement adopted in July 2017, as a result of the acquisition of Banco Popular Español, S.A.

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Still in force is the resolution passed at the shareholders’ meeting on 27 March 2015 to authorise the Board to issue fixed-income securities convertible into and/or exchangeable for shares in the Bank for a combined maximum issue value (on one or more occasions) of 10,000 million euros, or equivalent value in another currency. The general meeting also authorised the directors to fully or partially disapply the pre-emptive subscription right, subject to the same limits as for the aforementioned authorised capital. The Bank’s directors will be entitled to issue instruments under this power through to 27 March 2020.

At the date of this document, pursuant to said authorisation, two issues have been implemented of preference shares convertible on a contingent basis for newly issued ordinary Bank shares, with exclusion of the pre-emptive right for shareholders, for a nominal amount of EUR 1,750 million: one in April 2017 for a nominal amount of EUR 750,000,000, and another in September 2017 for a nominal amount of EUR 1,000,000,000.

Furthermore, the General Shareholders’ Meeting held on 7 April 2017 resolved to delegate to the Board of Directors, pursuant to the provisions of article 297.1.a) of the Companies Act, the broadest powers such that, within one year of the date on which the aforementioned shareholders’ meeting is held, it may set the date and the terms and conditions, as to all matters not provided for by the shareholders themselves, of an increase in capital via newly issued shares agreed by the general meeting in the amount of EUR 500 million. If the Board does not exercise the powers delegated to it within the aforementioned period, these powers will be rendered null and void.

This authorisation had not been used as of the date of this document.

Treasury share policy

At the meeting held on 23 October 2014, the Bank’s Board of Directors approved the current treasury7 share policy taking into account the criteria recommended by the CNMV for issuers of securities and financial intermediaries. The treasury share policy was defined in the following terms:

1.

Transactions involving the purchase and sale of treasury shares by the company or other companies controlled by it shall conform, in the first place, to the provisions established by current regulations and by the resolutions of the General Shareholders’ Meeting in such respect.

2.

Trading in treasury shares will be for the following ends, with observance of the indications herein, in accordance with the recommendations on discretionary trading of treasury shares published by the CNMV in July 2013:

a) To provide liquidity or a supply of securities, as applicable, in the market for the Bank’s shares, giving depth to said market and minimising possible temporary imbalances between supply and demand.

b) To take advantage, to the benefit of the Bank’s shareholders as a whole, of situations of share price weakness in relation to medium-term performance prospects.

3.

Treasury stock trading will be undertaken by the department of investments and holdings, as an isolated area separated from the Bank’s other activities and protected by the respective Chinese walls, so as not to have any insider or material information at its disposal. The head of the treasury stock department will be responsible for managing the treasury stock portfolio, which will be notified to the CNMV.

In order to know the market situation of the Bank’s shares, this department may collect data from the market members it considers appropriate, although ordinary trades in the continuous market should only be executed through one such member, reporting such to the CNMV.

No other Group unit will undertake treasury stock trading, the only exception being as set out in paragraph 10 below.

[7]	The treasury share policy is published on the Bank’s corporate website (www.santander.com).

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4.	Treasury stock trading will be subject to the following general rules:

•	They may not entail a proposed intervention in the free formation of prices.

•	Trading may not take place if the unit entrusted with such transactions is in possession of insider or relevant information.

•	Where applicable, the execution of buy-back programmes and the acquisition of shares to cover obligations of the Bank or the Group shall be permitted.

5.	Orders to buy should be made at a price not higher than the greater of the following two:

•	The price of the last trade carried out in the market by independent persons.

•	The highest price contained in a buy order of the orders book.

Orders to sell should be made at a price not lower than the lesser of the following two:

•	The price of the last trade carried out in the market by independent persons.

•	The lowest price contained in a sell order of the orders book.

The buy and sell price should not generate any trend in the price of the stock.

6.

As a general rule, treasury stock operations, including purchases and sales, will not exceed 15% of the daily average trading volume of the Bank’s shares in the previous 30 sessions of the continuous market.

This limit will be 25% when the treasury stock is to be used as consideration in the purchase of another company or in a swap as part of a merger transaction.

7.	Treasury stock trading operations should adhere to the following time limits:

a.

No buy or sell orders should be submitted during opening and closing auctions, except for exceptional and justified reasons, exercising due caution to avoid such orders having a decisive effect on the auction price. In such exceptional cases: (i) the accumulated volume of buy and sell orders submitted must not exceed 10% of the theoretical volume resulting from the auction at the time of submitting the orders; and (ii) no market or at-best orders should be submitted, except in exceptional and justified circumstances.

b.

No treasury stock transactions will be undertaken if the Bank has decided to delay the publication or release of significant information pursuant to article 82.4 of the Securities Market Act (Ley del Mercado de Valores), until such information is released. The compliance division will notify the department of investments and holdings should such a situation arise.

c.

No orders will be submitted during auction periods prior to the raising of suspension of trading in the Bank’s shares, should this occur, until trades in the share have taken place. Orders that have not been executed when such a suspension is declared must be withdrawn.

d.	No treasury stock trading will take place during the 15 calendar days prior to publication of the Bank’s financial information required under Royal Decree 1362/2007, of 19 October.

e.

All trading operations involving treasury stock will be carried out during normal trading hours, except for exceptional operations in line with any of the cases envisaged for carrying out special operations.

8.

In exceptional circumstances, such as, inter alia, significant alterations of volatility or of the levels of supply and demand of shares, or for a justified reason, the limit of the first paragraph in section 6 may be exceeded, or the rule in section 7.d above may not be applied. In such a case, the department of investments and holdings must notify the compliance division of this immediately.

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9.

The rules set out in the second paragraph of section 3 and sections 5, 6 and 7 will not apply to treasury stock trading in the market for block trades, unless it is demonstrated to the Bank that its counterparty is unwinding a previously established position through transactions in the orders market.

10.

As envisaged in paragraph 3, Group units other than the department of investments and holdings may acquire treasury stock in the implementation of market risk hedging activity or when providing brokerage or hedging for customers. The rules contained in paragraphs 2, 4 (subparagraph c), 5, 6 and 7 above will not be applicable to such activities.

11.	The executive committee will receive regular information on treasury stock activity.

For their part, directors verify in every meeting of the Board of Directors that the requirements have been fulfilled for the acquisition of treasury shares established in Article 146.3 of the Spanish Corporate Enterprises Act.

12.

The head of compliance will report on a monthly basis to the risk supervision, regulation and compliance committee on all trading involving treasury stock in the month, and on the operation of the controls during the period.

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Treasury stock

The current authorisation for treasury share transactions in 2017 was the fifth resolution adopted by shareholders at a general meeting held on 28 March 2014, section II) of which states as follows:

“To expressly authorise the Bank and the subsidiaries belonging to the Group to acquire shares representing the Bank’s share capital for any valuable consideration permitted by law, within the limits of the law and subject to all legal requirements, up to a maximum number of shares (including the shares they already hold) equal to 10% of the share capital existing at any given time or the maximum percentage permitted by law while this authorisation remains in force, such shares being fully paid at a minimum price per share equal to the par value thereof and a maximum price of up to 3% higher than the last listing price for transactions in which the Bank does not act on its own behalf on the Continuous Market of the Spanish stock exchanges (including the block market) prior to the acquisition in question. This authorisation may only be exercised within five years of the date of the General Shareholders’ Meeting. The authorisation includes the acquisition of any shares that must be delivered to the employees and directors of the Company either directly or as a result of the exercise of the options held by them”.

A.9 bis. Estimated free float:

%
Estimated free float	99.3358	%*

*

The entity’s free float, after deducting the capital in the possession of the members of the Board of Directors at 31 December 2017 and that held by the company in treasury shares, and bearing in mind that there are no significant shareholdings, in accordance with CNMV Circular 5/2013 (12 June) as worded by Circular 7/2015 (22 December).

A.10 Give details of any restriction on the transfer of securities and/or voting rights. Indicate, in particular, the existence of any restrictions on the takeover of the company by means of share purchases on the market.

Yes   ☐            No  ☒

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Description of restrictions

Restrictions on the free transfer of shares

There are no restrictions on the free transfer of securities other than the legal restrictions indicated in this section.

Acquisition of significant ownership interests is regulated by articles 16 to 23 of Law 10/2014, of 26 June, on the ordering, supervision and solvency of credit institutions and in articles 23 to 28 of Royal Decree 84/2015, of 13 February, which implemented Law 10/2014. European Union Regulation No 1024/2013 of the Council of 15 October 2013 confers specific tasks on the European Central Bank (ECB) concerning policies relating to the prudential supervision of credit institutions, including the assessment of the acquisition and disposal of significant holdings in credit institutions, based on the assessment criteria set out in applicable EU law and, as applicable, on Spanish laws transposing such rules. Furthermore, the acquisition of a significant stake in the Bank may require the authorisation of other domestic and foreign regulators with supervisory powers over the Bank’s activities and its subsidiaries.

Notwithstanding the foregoing, a shareholders’ agreement notified to the Bank affecting the free transfer of certain shares is described in section A.6 of this report.

- Restrictions on voting rights

There are no legal or Bylaw restrictions (except for those resulting from the failure to comply with applicable regulations on the acquisition of significant holdings) on the exercise of voting rights.

The first paragraph of Article 26.1 of the Bylaws states:

“The holders of any number of shares registered in their name in the respective book-entry registry five days prior to the date on which the General Shareholders’ Meeting is to be held and who are current in the payment of pending subscriptions shall be entitled to attend General Shareholders’ Meetings.”

The Bylaws of Banco Santander do not establish any restrictions on the maximum number of votes which a given shareholder or companies belonging to the same group may cast. General Shareholders’ Meeting attendees are entitled to one vote for every share held, as stipulated in the first sentence of article 35.4 of the Bank’s Bylaws.

Therefore, there are no restrictions on the takeover of the company by means of share purchases on the market.

A.11 Indicate whether the General Shareholders’ Meeting has resulted in measures to neutralize a takeover bid under Law 6/2007.

Yes   ☐             No  ☒

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:

Not applicable.

A.12 Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes  ☒            No   ☐

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If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

Banco Santander’s shares trade on the continuous market of the Spanish Stock Exchanges and on the New York, London, Milan, Lisbon, Buenos Aires, Mexico, São Paulo and Warsaw Stock Exchanges. The shares traded on all of these exchanges carry identical rights and obligations.

Santander shares are traded on the London Stock Exchange through Crest Depositary Interests (CDIs), where each CDI represents one share of the Bank, and on the New York Stock Exchange through American Depositary Shares (ADSs), where each ADS represents one share of the Bank, and on the São Paulo Stock Exchange through Brazilian Depositary Receipts (BDRs), where each BDR represents one share of the Bank.

B GENERAL SHAREHOLDERS’ MEETING

B.1 Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s Bylaws. Describe how it differs from the system of minimum quorums established in the LSC.

Yes  ☐            No   ☒

	Quorum % other than that established in Article 193 of the LSC for general cases		Quorum % other than that established in Article 194 of the LSC for the special cases described in Article 194
Quorum required for first call	—		—
Quorum required for second call	—		—
Description of differences
There are none

The quorum required to hold a valid general shareholders’ meeting established in the Bylaws (article 25) and in the Rules and Regulations for the General Shareholders’ Meeting (article 12) is the same as provided under the Corporate Enterprises Act.

Articles 193, 194.1 and 194.2 of the LSC therefore apply.

It should also be borne in mind that sector regulations applicable to credit institutions complement some aspects of the LSC with regard to the quorum and majorities required to adopt resolutions (e.g. article 34 of Act 10/2014, of 26 June, on the ordering, supervision and solvency of credit institutions, requires a two-thirds or three-quarters majority, depending on whether the quorum is higher than 50%, for the setting of ratios higher than 100% of the variable components of remuneration to fixed components).

B.2 Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:

Yes  ☐            No   ☒

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Describe how they differ from the rules established in the LSC.

	Qualified majority other than that established in article 201.2 of the LSC for general cases described in 194.1 of the LSC		Other cases requiring a qualified majority
% set by company for adopting corporate resolutions	—		—
Describe the differences
There are none

The system for adopting resolutions is set out in Article 35 of the Bylaws and in Article 23 of the Rules and Regulations for the General Meeting, and is identical to the content of the Spanish Corporate Enterprises Act.

Articles 159 and 201 of the LSC therefore apply.

It should also be borne in mind that sector regulations applicable to credit entities complement some aspects of the Spanish Corporate Enterprises Act with regard to the quorum and majorities required to adopt resolutions, as indicated in section B.1 above.

B.3 Indicate the rules governing amendments to the company’s Bylaws. In particular, indicate the majorities required to amend the Bylaws and, if applicable, the rules for protecting shareholders’ rights when changing the Bylaws.

As required by article 286 of the LSC, if the Bylaws are to be amended, the Bank’s directors or, where appropriate, the shareholders tabling the resolution, must draft the complete text of the proposed amendment along with a written report justifying the proposed change, which must be provided to shareholders in conjunction with the call notice for the meeting at which the proposed amendment will be voted on.

Furthermore, pursuant to article 287 of the LSC, the call notice for the general shareholders’ meeting must clearly set out the items to be amended, detailing the right of all shareholders to examine the full text of the proposed amendment and accompanying report at the company’s registered office, and to request that such documents be delivered or sent to them free of charge.

Article 25 of the Bylaws, which regulates the calling of general shareholders’ meetings, stipulates that if the shareholders are called upon to deliberate on amendments to the Bylaws, including the increase and reduction of share capital, on any alteration of legal form, mergers, spin-offs or transfers in bloc of assets and liabilities, or transfer of the registered office abroad, on the issuance of debentures or on the exclusion or limitation of pre-emptive rights, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty per cent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the General Meeting shall be held on second call, where at least twenty-five per cent of the subscribed share capital with voting rights must be present.

When shareholders representing less than fifty per cent of the subscribed share capital with the right to vote are in attendance, the resolutions mentioned in the preceding paragraph may only be validly adopted with the favourable vote of two-thirds of the share capital present in person or by proxy at the meeting. However, when shareholders representing fifty per cent or more of the subscribed share capital with the right to vote are in attendance, resolutions may be validly adopted by absolute majority, pursuant to article 201 of the LSC.

Article 291 of the LSC establishes that any changes to the Bylaws involving new obligations for shareholders must receive the consent of those affected. Moreover, if the modification directly or indirectly affects a particular class of shares, or a part thereof, it will be subject to the provisions of article 293 of the LSC.

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In accordance with the provisions of article 10 of Royal Decree 84/2015, dated 13 February, implementing Law 10/2014, of 26 June on the organisation, supervision and solvency of credit institutions, authorisation is required from the Bank of Spain to amend credit institutions’ Bylaws. However, the following amendments are exempt from this authorisation procedure (although they must nevertheless be reported to the Bank of Spain): those intended to reflect a change in registered office within Spain, a capital increase, the addition to the wording of the Bylaws of legal or regulatory requirements of an imperative or prohibitive nature or wording changes to comply with court for administrative rulings and any other amendments which the Bank of Spain has ruled exempt from authorisation on account of scant materiality in response to prior consultations submitted to it to this end.

B.4 Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

General shareholders’ meeting of 07 April 2017:

	Attendance data
Date of General Meeting	% attending in person		% by proxy		% remote voting(3)		Total
					Electronic means	Other
07/04/2017	0.905	% (1)	47.485	% (2)	0.369%	15.266%	64.025%

(1)	Of the percentage specified (0.905%), 0.004% corresponds to the capital represented by remote attendance via Internet.
(2)	The percentage of capital represented by proxies granted via Internet was 1.380%.
(3)	Of the percentage specified (15.635%), 15.266% corresponds to postal votes and the rest to electronic votes.

General shareholders’ meeting of 18 March 2016:

	Attendance data
Date of General Meeting	% attending in person		% by proxy		% remote voting		Total
					Electronic means	Other(3)
18/03/2016	0.86	% (1)	43.46	% (2)	0.27%	13.04%	57.63%

(1)	Of the percentage specified (0.86%), 0.003% corresponds to the capital represented by remote attendance via Internet.
(2)	The percentage of capital represented by proxies granted via Internet was 1.064%.
(3)	This percentage corresponds to postal voting.

B.5 Indicate whether the Bylaws impose any minimum requirement on the number of shares required to attend the general shareholders’ meetings:

Yes  ☐            No   ☒

Number of shares required to attend the general shareholders’ meeting	One share

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B.7 Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Since 2004, the Group’s website (www.santander.com) has disclosed all information required under applicable law (currently, i) the Spanish Corporate Enterprises Act, ii) Order ECC/461/2013, of 20 March, which defines the content and structure of the annual corporate governance report, the annual remuneration report and other reporting instruments of public listed companies, savings banks and other entities issuing securities admitted to trading on official secondary markets, later amended by Order ECC/2575/2015, of 30 November, determining the content, structure and requirements for publication of the annual corporate governance report, and establishing the accounting obligations of banking foundations, iii) CNMV Circular 3/2015 of 23 June, on technical and legal specifications and information that must be contained on the websites of public listed companies, savings banks and other entities issuing securities admitted to trading on official secondary markets; and iv) Bank of Spain Circular 2/2016 of 2 February for credit institutions and regarding supervision and solvency, which completes the transposition of Directive 2013/36/EU and Regulation (EU) No. 575/2013 to Spanish law.

Information on corporate governance and other information regarding General Shareholders’ Meetings can be found in the sections: i) “Shareholder and Investor Information” (under the title “Corporate Governance” and subsequently for information on General Shareholders’ Meetings under “General Shareholders’ Meeting”) and ii) “Corporate Governance and Remuneration Policy”. Access to both sections is available through the links located on the home page at the Bank’s corporate website (www.santander.com).

This information can also be accessed from the home page via the “Investor Relations” section, from which the “Corporate governance” section is available.

In summary, the three access points to the information are:

•	Home/Information for Shareholders and Investors/Corporate Governance

•	Home/Corporate Governance and Remuneration Policy

•	Home/Shareholders and investors/Corporate Governance

The following may be consulted on the corporate website, which is available in Spanish, English and Portuguese:

•	The Bylaws

•	The Rules and Regulations for the General Shareholders’ Meeting

•	The Rules and Regulations of the Board of Directors

•	The composition of the Board of Directors and its committees.

•	Professional biographies and other information on the directors

•	The Annual Report

•	The Annual Corporate Governance Report

•	Reports from Board committees that formulated its annual activity report

•	The Code of Conduct in Securities Markets

•	The General Code of Conduct

•	The Sustainability Report

•	Policy on communication and contact with shareholders, institutional investors and proxy advisors.

As of the date of its publication, the notice convening the 2018 General Shareholders’ Meeting will be available on the website. The meeting information provided will include the motions and mechanisms for exercising the right to receive information, the right to grant proxies and the right to vote, including an explanation of how to use remote voting mechanisms, and the rules governing the online shareholders’ forum, which the Bank will set up within its corporate website (www.santander.com).

Article 6 of the Rules and Regulations for the General Shareholders’ Meeting specifies the information available on the Company’s website from the publication of the call to a meeting until the General Meeting is held.

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C COMPANY MANAGEMENT STRUCTURE

C.1 Board of Directors

C.1.1 List the maximum and minimum number of directors included in the bylaws:

Maximum number of directors	22
Minimum number of directors	14

At the meeting held on 13 February 2018, the board of directors agreed to submit a proposal at the annual general shareholders’ meeting planned for 22 or 23 March 2018, on first or second call, respectively, for the amendment of article 41 of the Bylaws to reduce the minimum and maximum thresholds for the composition of the board of directors, which is currently set at between 14 and 22 members, to a minimum of 12 and a maximum of 17 members, more in line with the recommendation of the Code of Good Governance.

C.1.2 Complete the following table with board members details:

Name or corporate name of director	Representative	Category of director	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Ms Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chairman	04.02.1989	07.04.2017	Vote in general shareholders’ meeting
Mr José Antonio Álvarez Álvarez	N/A	Executive	Chief Executive Officer	25.11.2014[1]	07.04.2017	Vote in general shareholders’ meeting
Mr Bruce Carnegie-Brown	N/A	Non-executive independent	Vice chairman	25.11.2014[2]	18.03.2016	Vote in general shareholders’ meeting
Mr Rodrigo Echenique Gordillo	N/A	Executive	Vice chairman	07.10.1988	07.04.2017	Vote in general shareholders’ meeting
Mr Guillermo de la Dehesa Romero	N/A	Non-executive (neither independent or proprietary)	Vice chairman	24.06.2002	27.03.2015	Vote in general shareholders’ meeting
Ms Homaira Akbari	N/A	Non-executive independent	Member	27.09.2016	07.04.2017	Vote in general shareholders’ meeting
Mr Ignacio Benjumea Cabeza de Vaca	N/A	Non-executive (neither independent or proprietary)	Member	30.06.2015[3]	18.03.2016	Vote in general shareholders’ meeting
Mr Javier Botín-Sanz de Sautuola y O’Shea	N/A	Non-executive (neither independent or proprietary	Member	25.07.2004	18.03.2016	Vote in general shareholders’ meeting
Ms Sol Daurella Comadrán	N/A	Non-executive independent	Member	25.11.2014[4]	18.03.2016	Vote in general shareholders’ meeting
Mr Carlos Fernández González	N/A	Non-executive independent	Member	25.11.2014[2]	27.03.2015	Vote in general shareholders’ meeting
Ms Esther Giménez-Salinas i Colomer	N/A	Non-executive independent	Member	30.03.2012	07.04.2017	Vote in general shareholders’ meeting
Mr Ramiro Mato García-Ansorena[5]	N/A	Non-executive independent	Member	28.11.2017	28.11.2017	Appointment by co-option

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Name or corporate name of director	Representative	Category of director	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Ms Belén Romana García	N/A	Non-executive independent	Member	22.12.2015	07.04.2017	Vote in general shareholders’ meeting
Mr Juan Miguel Villar Mir	N/A	Non-executive independent	Member	07.05.2013	27.03.2015	Vote in general shareholders’ meeting

1. Effective 13 January 2015.

2. Effective 12 February 2015.

3. Effective 21 September 2015.

4. Effective 18 February 2015.

5. Appointment will be submitted for ratification by the 2018 general shareholders’ meeting.

Pursuant to the provisions of article 55 of the bylaws and article 27 of the Rules and Regulations of the Board, one-third of the positions on the board will be renewed each year, based on length of service and according to the date and order of the respective appointment.

Total number of directors	14

Following a report from the appointments committee, at its meeting on 13 February 2018, the board of directors agreed to submit a proposal to the general shareholders’ meeting planned for 22 or 23 March 2018, on first or second call, respectively, for the appointment of Mr Alvaro Cardoso de Souza as an independent director of the bank, occupying the vacancy resulting from Mr Matías Rodríguez Inciarte stepping down.

Indicate any board members who left during the period:

Name or corporate name of director	Category of director on leaving	Leaving date
Mr Matías Rodríguez Inciarte	Executive	28.11.2017
Ms Isabel Tocino Biscarolasaga	Non-executive independent	28.11.2017

At the Board of Directors’ meeting held on 28 November 2017 Mr Matías Rodríguez Inciarte and Ms Isabel Tocino Biscarolasaga resigned as directors due to personal reasons, which were recorded in the minutes. They also addressed a letter to the other members of the board setting out the reasons for their resignations.

C.1.3 Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Article 6.2.a) of the Rules and Regulations of the Board establishes that those who perform management functions within the company or the Group shall be considered executive directors, irrespective of their legal relationship therewith. For clarification purposes, the following directors shall be included in this category: the Group Executive Chairman, the Chief Executive Officer, and all other directors who perform management or decision-making duties in connection with any part of the business of the company or the Group other than the duties of supervision and collective decision-making falling upon the directors, either through the delegation of powers, stable proxy-granting, or a contractual, employment or services relationship.

When a director performs management functions and, at the same time, is or represents a significant shareholder or one that is represented on the board of directors, they shall be considered an executive director.

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Therefore, at 31 December 2017 the following are executive directors of the bank:

Name or corporate name of director	Position held in the company
Ms Ana Botín-Sanz de Sautuola y O’Shea	Group Executive Chairman
Mr José Antonio Álvarez Álvarez	Chief Executive Officer
Mr Rodrigo Echenique Gordillo	Vice chairman

Total number of executive directors	3
% of the board	21.43%

PROPRIETARY NON-EXECUTIVE DIRECTOR

Article 6.2.b) of the Rules and Regulations of the Board establishes that proprietary directors are external or non-executive directors who hold or represent shareholdings equal to or greater than that legally considered as significant, or those who have been designated as such due to their status as shareholders despite their shareholdings not reaching the threshold to be considered significant, as well as those who represent any of such shareholders.

Name or corporate name of director	Name or corporate name of significant shareholder represented or proposing appointment
Total number of proprietary directors	0
% of the board	0%

INDEPENDENT NON-EXECUTIVE DIRECTORS

The board of directors considers that all directors must have independence of mind, based on their solvency, integrity, reputation and professionalism.

Article 6.2.c) of the Rules and Regulations of the Board contains the definition of an independent director.

Article 6.2.c) of the Rules and Regulations of the Board:

“External or non-executive directors who have been appointed based on their personal or professional status and who perform duties not conditioned by relationships with the Company or its Group or with the significant shareholders or management thereof shall be considered independent directors.

In no event may directors be classified as independent directors if they:

(i)	Have been employees or executive directors of companies within the Group, except after the passage of 3 or 5 years, respectively, since the end of such relationship.

(ii)	Receive from the Company or from another Group company any amount or benefit other than as director remuneration, unless it is immaterial for the director.

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For purposes of the provisions of this subsection, neither dividends nor pension supplements that a director receives by reason of the director’s prior professional or employment relationship shall be taken into account, provided that such supplements are unconditional and therefore, the company paying them may not discretionarily suspend, modify or revoke the accrual thereof without breaching its obligations.

(iii)	Are, or have been during the preceding 3 years, a partner of the external auditor or the party responsible for auditing the Company or any other Group company during such period.

(iv)	Are executive directors or senior officers of another company in which an executive director or senior officer of the Company is an external director.

(v)

Maintain, or have maintained during the last year, a significant business relationship with the Company or with any Group company, whether in their own name or as a significant shareholder, director or senior officer of an entity that maintains or has maintained such relationship.

Business relationships shall be considered the relationship of a provider of goods or services, including financial services, and that of an adviser or consultant.

(vi)	Are significant shareholders, executive directors or senior officers of an entity that receives, or has received during the preceding 3 years, donations from the Company or the Group.

Those	who are merely members of the board of a foundation that receives donations shall not be considered included in this item.

(vii)	Are spouses, persons connected by a similar relationship of affection, or relatives to the second degree of an executive director or senior officer of the Company.

(viii)	Have not been proposed, whether for appointment or for renewal, by the appointments committee.

(ix)	Have been directors for a continuous period that exceeds 12 years.

(x)

Are, as regards a significant shareholder or shareholder represented on the board, in one of the circumstances set forth in items (i), (v), (vi) or (vii) of this subsection 2(c). In the event of a kinship relationship as set forth in item (vii), the limitation shall apply not only with respect to the shareholder, but also with respect to the proprietary directors thereof in the affiliated company.

Proprietary directors who lose such status as a result of the sale of its shareholding by the shareholder they represent may only be re-elected as independent directors if the shareholder they have represented until then has sold all its shares in the company.”

A director who owns an equity interest in the company may have the status of independent director provided that the director meets all the conditions set out in this paragraph 2 (c) of article 6 of the Rules and Regulations of the Board and, in addition, the shareholding thereof is not significant.

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Taking into account the circumstances in each case and following a report from the appointments committee, at 31 December 2017, the board considers the following directors to be independent non-executive directors:

Name or corporate name of director	Profile

Mr Bruce Carnegie-Brown

British nationality.

Born in 1959 in Freetown, Sierra Leone.

Joined the board in 2015.

Master of Arts in English Language and Literature from the University of Oxford.

Other positions of note: He is currently the non-executive chairman of Moneysupermarket.com Group Plc and Lloyd’s of London. He was formerly the non-executive chair of AON UK Ltd (2012-2015), founder and managing partner of the quoted private equity division of 3i Group Plc., and president and chief executive officer of Marsh Europe. He was also lead independent director at Close Brothers Group Plc (2006-2014) and Catlin Group Ltd (2010-2014). He previously worked at JPMorgan Chase for eighteen years and at Bank of America for four years.

Ms Homaira Akbari

United States and French nationality.

Born in 1961 in Tehran, Iran.

Joined the board in 2016.

Doctorate in Experimental Particle Physics from Tufts University and MBA from Carnegie Mellon University.

She is chief executive officer of AKnowledge Partners, LLC.

Other positions of note: currently non-executive director of Gemalto NV, Landstar System, Inc. and Veolia Environment S.A. Ms Akbari has also been president and CEO of Sky Bitz, Inc., managing director of True Position Inc., non-executive director of Covisint Corporation and US Pack Logistics LLC and she has held various posts at Microsoft Corporation and at Thales Group.

Ms Sol Daurella Comadrán

Spanish nationality.

Born in 1966 in Barcelona, Spain.

Joined the board in 2015.

Degree in Business and MBA from ESADE.

Executive chairman of Olive Partners, S.A. and holds several positions at companies belonging to the Cobega Group. She is also non-executive chairman of Coca Cola European Partners, Plc.

Other positions of note: Previously, she has served on the board of the Círculo de Economía and also as an independent non-executive director at Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She has also been honorary consul general of Iceland in Barcelona since 1992.

Mr Carlos Fernández González

Mexican and Spanish nationality.

Born in 1966 in Mexico City, Mexico.

Joined the board in 2015.

Industrial engineer. He has undertaken graduate studies in business administration at the Instituto Panamericano de Alta Dirección de Empresas.

He is the chairman of the board of directors of Finaccess, S.A.P.I.

Other positions of note: Mr Fernández has also sat on the boards of Anheuser-Busch Companies, LLC and Televisa S.A. de C.V., among other companies. He is currently non-executive director of Inmobiliaria Colonial, S.A. and member of the supervisory board of AmRest Holdings, SE.

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Name or corporate name of director	Profile
Ms Esther Giménez-Salinas i Colomer

Spanish nationality.

Born in 1949 in Barcelona, Spain.

Joined the board in 2012.

PhD in Law and degree in Psychology.

Professor Emeritus at Ramón Llull University, director of the Chair of Restorative Social Justice, director of Unibasq and Aqu (quality assurance agencies for the Basque and Catalan university systems) and of Gawa Capital Partners, S.L.

Other positions of note: She has been chancellor of the Ramon Llull University, member of the standing committee of Conference of Chancellors of Spanish Universities (CRUE), member of the General Council of the Judiciary, member of the Scientific Committee on Criminal Policy of the Council of Europe, director general of the Centre of Legal Studies and Specialised Training of the Department of Justice of the Government of Catalonia (Generalitat de Catalunya) and member of the advisory board of Endesa-Catalunya.

Mr Ramiro Mato García-Ansorena

Spanish nationality.

Born in 1952 in Madrid, Spain.

Joined the board in 2017.

Degree in Economics from the Complutense University of Madrid and the Management Development Programme of the Harvard Business School.

Other positions of note: He has held several positions in Banque BNP Paribas, including chairman of the BNP Paribas Group in Spain. Previously, he held several significant positions in Argentaria. He has been a member of the Spanish Banking Association (AEB) and of Bolsas y Mercados Españoles, S.A. (BME) and member of the Board of Trustees of the Fundación Española de Banca para Estudios Financieros (FEBEF).

Ms Belén Romana García

Spanish nationality.

Born in 1965 in Madrid, Spain.

Joined the board in 2015.

Graduate in Economics and Business Administration from Universidad Autónoma de Madrid and Government Economist.

Non-executive director of Aviva Plcand of Aviva Italia Holding SpA, and member of the advisory board of the Rafael del Pino Foundation.

Other positions of note: she was formerly executive vice president of Economic Policy and executive vice president of the Treasury of the Ministry of Economy of the Spanish Government, as well as director of the Bank of Spain and the Spanish National Securities Market Commission (CNMV). She also held the position of director of the Instituto de Crédito Oficial and of other entities on behalf of the Spanish Ministry of Economy. She was the executive chairman of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB).

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Name or corporate name of director	Profile
Mr Juan Miguel Villar Mir

Spanish nationality.

Born in 1931 in Madrid, Spain.

Joined the board in 2013.

Doctorate in Civil Engineering, graduate in Law and degree in Industrial Organisation.

He is the Chair of Villar Mir Group.

Other positions of note: formerly Minister of Finance and vice president of the government for Economic Affairs from 1975 to 1976. He has also served as chairman of the OHL Group, Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca, Cementos Portland Aragón, Puerto Sotogrande, COTEC Foundation and of Colegio Nacional de Ingenieros de Caminos, Canales y Puertos. He is also currently professor of Business Organisation at Universidad Politécnica de Madrid, a member of the Royal Academy of Engineering and of the Royal Academy of Moral and Political Sciences, an honorary member of the Royal Academy of Doctors and supernumerary of the Royal Academy of Economics and Finance.

Total number of independent directors	8
% of the board	57.14%

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

Santander Group maintains risk positions with companies at which some of the independent directors are, or have been, relevant shareholders or directors through different instruments such as syndicated loans, long-term bilateral loans, bilateral loans to finance working capital, finance leases, derivatives or surety lines.

If applicable, include a statement from the Board detailing the reasons why the said director may carry on their duties as an independent director.

When assessing the annual verification of the directors category mentioned in the previous section, the appointments committee first, followed by the Board, took into account all the flows of payments and collections between Santander Group and the companies in which the directors are or have previously been significant shareholders or directors and, in particular, the financing granted by the Santander Group to said companies. Following this, they concluded that, in every case, the existing flows did not lie within the scope of significant or important business relationships, in accordance with the definition included in article 529 duodecies.4.e) of the Spanish Companies Law for the classification of the directors as independent. They considered this, among other reasons: (i) since the business relationships do not generate a situation of economic dependence in the relevant companies in view of the substitutability of such financing for other sources of funding, either bank-base financing or other; (ii) since the business relationships of the companies with the Group are aligned with the market share of Santander Group within the relevant market and finally, (iii) because, even if neither the Spanish Companies Law nor any other Spanish Law provides specific materiality thresholds, they have not reached certain comparable materiality thresholds used in other jurisdictions: e.g. the applicable standards that the NYSE and Nasdaq establish as independence references; the amount considered to be significant borrowing under the Canada’s Bank Act for excluding independence.

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At the meeting held on 13 February 2018, the Board approved the proposal presented by the appointments committee regarding the character of the members of the bank’s Board, in accordance with which the independent directors may continue to be considered such due to complying with the requirements established by Article 529 duodecies. 4 e) of the Spanish Limited Liability Companies Law and article 6.2.c) of the rules and regulations of the board.

OTHER NON-EXECUTIVE DIRECTORS

Identify all other non-executive directors and explain why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Name or corporate name of director	Reasons	Company, executive or shareholder with whom they maintain a relationship

Mr Guillermo de la Dehesa Romero	Has held the position of director for more than 12 years	Banco Santander, S.A.

Mr Ignacio Benjumea Cabeza de Vaca	Has been employed less than three years since the cessation of that relationship	Banco Santander, S.A.

Mr Javier Botín-Sanz de Sautuola y O’Shea

The board of directors, following the proposal of the appointments committee, and after a review of practices in comparable markets and companies, resolved on 13 February 2018 to apply the legally established threshold for significant shareholdings (3% of share capital) to be considered as proprietary director. Since the shareholding represented by Mr. Javier Botín-Sanz de Sautuola y O’Shea (0.98%) is below the referred threshold, he has ceased to meet the requirements to be considered as proprietary director, whilst not satisfying the criteria to be regarded as an independent director under Art. 529 duodecies.4.i of the Spanish Companies Act. As a consequence, the board of directors, following the proposal of the said committee, resolved on that same date, to categorize him as other external director.

Banco Santander, S.A.

Total number of other outside Directors	3
% of the board	21.43%

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Previous category	Current category
Mr Javier Botín-Sanz de Sautuola y O’Shea -	13.02.2018	Proprietary	Other external

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C.1.4 Complete the following table on the number of female directors over the past four years and their category:

	Number of female directors				% of total directors of each category
	FY 2017	FY 2016	FY 2015	FY 2014	FY 2017	FY 2016	FY 2015	FY 2014
Executive	1	1	1	1	33.33%	25.00%	25.00%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	4	5	4	3	50.00%	62.5%	50.00%	37.50%
Other external	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Total:	5	6	5	4	35.71%	40.00%	33.33%	28.57%

Figures at end of year.

C.1.5 Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of measures

Both the appointments committee and the board of directors are aware of the importance of promoting equal opportunities for men and women and the benefits of appointing women with the necessary abilities, dedication and skills for the job to the board of directors.

Pursuant to article 31.3 of Act 10/2014 (which covers the same content as the current article 529.quindecies.3.b) of the Spanish Limited Liability Companies Law), at the meeting held on 21 October 2014 the appointments and remuneration committee set the target representation of the less well-represented gender on the bank’s board of directors at 25%, and the appointments committee, at its meeting held on 25 January 2016, agreed to increase this target to 30%.

According to a study conducted by the European Commission with data from July 2016, the percentage of female board members at large listed companies was 23.3% for all 28 countries in the European Union and 20.2% for Spain.

The current composition of the board (36% female directors) exceeds the objective set by the bank in 2016 and the aforementioned European average.

Likewise, the Bank has in place a director selection policy that encompasses and fosters diversity on the Board of Directors, factoring in issues such as experience, expertise, geographic diversity and gender diversity, and generally speaking is free of any implicit bias that might generate discrimination of any kind, including on the grounds of age or disability. The Bank applies said policy when selecting directors to fill any vacancies.

The percentage of women on board committees at year-end 2017 was as follows:

	Number of members	Number of female directors	% of female directors
Executive committee	7	1	14.28
Audit committee	4	2	50.0
Appointments committee	5	1	20.0
Remuneration committee	5	1	20.0
Risk supervision, regulation and compliance committee	6	2	33.33
Innovation and technology committee	9	4	44.4

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C.1.6 Explain the measures taken, if applicable, by the appointments committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile:

In accordance with Articles 42.4 of the bylaws and 6.1 of the Rules and Regulations of the Board, the board of directors and, as a result, the appointments committee, must ensure that the procedures for selecting their members guarantee the individual and collective training of directors, foster diversity of gender, experience and knowledge, and do not carry implicit any bias that might lead to any discrimination whatsoever and, in particular, facilitate the selection of female directors.

Article 18.4.a) of the Rules and Regulations of the Board establishes that the appointments committee, shall evaluate the balance among the components of knowledge, capabilities, qualifications, diversity and experience that are required and existing on the board and prepare the respective matrix of capabilities and the description of duties and qualifications required for each specific appointment, assessing the time and dedication needed for appropriate performance of the duties of director.

In accordance with the above regulations, when the process of selecting a new director commences, the appointments committee analyses the competencies and diversity of the members of the board in order to determine the skills that are required for the post and may obtain the assistance of an external advisor in this respect. The result of this analysis is taken into account to evaluate the various candidates that may be pre-selected and to evaluate their competencies and their suitability to be directors of the bank, in order to propose to the board the appointment of the candidate considered to be most ideal.

The aforementioned articles 42.4 of the bylaws and 6.1 of the Rules and Regulations of the Board require that director selection procedures encourage gender diversity and do not give rise to implicit measures that may give rise to any discrimination and, in particular, the facilitating of the selection of female directors.

At the meeting held on 24 January 2017 and at the proposal of the appointments committee, the board of directors approved the policy applicable to the selection and succession of directors at Banco Santander, S.A., preparing a single document as stipulated by the bylaws and the Rules and Regulations of the Board. This policy, which includes the diversity policy and objectives, requires that director selection processes encourage a diversity of genders, experience and knowledge and do not contain any implicit measures that may give rise to any discrimination and, in particular, they must facilitate the selection of female directors.

At the date of this document, there are five women on the board of directors, including its chairman, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Ms Homaira Akbari, Ms Sol Daurella Comadrán, Ms Esther Giménez-Salinas i Colomer and Ms Belén Romana García, with the first of these being an executive director and the other four independent directors.

For further information on the measures taken by the appointments committee in the selection of women as members of the board, see sections C.1.5 and C.1.6 of this report.

When, despite the measures taken, there are few or no female directors, explain the reasons:

Explanation of the reasons

Not applicable.

Refer to sections C.1.5 and C.2.2 of this report for more information on the female presence on the board and its committees.

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C.1.6.bis Explain the conclusions of the appointments committee on the verification of compliance with the director selection policy. In particular, explain how this policy pursues the goal of having at least 30% of total board places occupied by female directors before the year 2020.

During the process of selecting directors, the committee evaluates the balance of knowledge, skills, capacity, diversity and experience that is necessary and that which exists on the Board and it prepares the relevant matrix of competencies and a description of functions and aptitudes that are necessary for each specific appointment, as has been explained in section C.1.6 above. Specifically, when the process of selecting a new director commences, the committee analyses the skills of the members of the board in order to determine the skills that are required for the post. The result of this analysis is taken into account to evaluate the various candidates and to propose the appointment of the candidate deemed most ideal to the board.

On an annual basis the committee issues a report that contains a summary of its activities during the year and an evaluation of the performance of its duties, including a description of director selection processes that were carried out during the year and, consequently, and evaluation of the application of the relevant selection policy.

In particular, bearing in mind the established target representation of 30% of the less well-represented gender, the bank has promoted the effective application of the principle of equal opportunities for men and women in relation to selecting directors for appointment to the board, avoiding any situation of inequality, and actively favouring the presence on the board of women with the necessary abilities, skills and dedication. However, this is done while respecting the principle of ability, which requires the director selection process to value the candidates’ commercial and professional integrity, knowledge, experience and the capacity to exercise good governance of the company.

At a meeting held on 26 January 2016 the board raised the target representation level of women on the company’s board to the aforementioned 30%, as is indicated in section C.1.5 above, although that percentage is currently 36%.

C.1.7 Explain how shareholders with significant holdings are represented on the board.

There are no shareholders with significant holdings. See section A.2 of this report.

C.1.8 Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 3% of the share capital

Name or corporate name of shareholder	Reason

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:

Yes  ☐            No   ☒

C.1.9. Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing, list below the reasons given by that director:

Name of the director	Reason for resignation
Mr Matías Rodríguez Inciarte	Voluntary resignation for personal reasons
Ms Isabel Tocino Biscarolasaga	Voluntary resignation for personal reasons

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The directors wrote to the directors and personally informed the board of the reasons for their resignation at the meeting held on 28 November 2017.

C.1.10 Indicate what powers, if any, have been delegated to the chief executive officer/s:

Name or corporate name of director	Brief description
Ms Ana Botín-Sanz de Sautuola y O’Shea	Group Executive Chairman
Mr José Antonio Álvarez Álvarez	Chief Executive Officer

The Group Executive Chairman and Chief Executive Officer, without prejudice to the bylaws establishing the higher hierarchical status in the bank of the former and the responsibility for the day-to-day management of the bank’s business areas of the latter, have been delegated the same powers, that is, all powers of the board of directors, except for those that cannot be delegated by law or the bank’s bylaws and those which are reserved for the board of directors under article 3 of the Rules and Regulations of the Board. These functions are:

(a)	The approval of the company’s general policies and strategies and the supervision of their application, including, without limitation:

(i)	Strategic or business plans, management goals and annual budget

(ii)	Investment and financing policy

(iii)	Capital and liquidity strategy

(iv)	Tax strategy

(v)	Dividend and treasury shares policy

(vi)	Approval policy for new products, activities and services

(vii)

Policy on corporate governance and internal governance of the company and its Group, including a definition of its organisational structure, which should lead to prudent and effective management of the company and its Group and the effective monitoring and management of all risks, in addition to ensuring that the internal control functions (risks, compliance and internal audit) are independent from the business lines and can perform their functions efficiently

Further, with regard to defining and monitoring the structure of the group of companies of which the company is the parent, the board will ensure that this is aligned with business strategy and risk strategy and appetite and establish mechanisms to ensure that all Group entities are aware of the relevance of these strategies and have rules of governance, policies and procedures in place that are consistent with those established by the board of directors for the whole Group.

(viii)	Outsourcing policy for services and activities

(ix)	Risk management and control policy, including tax risks.

As part of its risk management responsibilities, the board of directors must:

(1)

Dedicate sufficient time to risk-related issues. Specifically, it will play an active role in the management of all significant risks included in solvency regulations, ensuring that sufficient resources are allocated to manage these risks, and participate in the valuation of assets, the use of external credit ratings and the internal models relating to these risks; and

(2)

Approval and periodic review of the risk culture and risk appetite framework of the company and the Group, including the corresponding acceptance, management, oversight and reduction strategies and policies for risk to which the entity is or may be exposed, including risks deriving from the macroeconomic scenario in which it operates, in relation to the phase of the economic cycle, ensuring that said culture, strategies and policies are aligned with the corporate and internal governance policy, strategic, capital and financial plans, and remuneration polices and that they have duly been communicated to and are known by employees.

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For this purpose, the board of directors, along with the risk supervision, regulation and compliance committee, will determine the nature, quantity, format and frequency of the risk information that should be received by it and the board of directors and may access any information relating to risks, including information on breaches of risk thresholds and the recommendations and measures put forward to remedy these;

(x)	Remuneration policies for personnel of the company and its Group.

(xi)	Corporate culture and values, including the strategy governing responsible business practices and sustainability;

(xii)

Regulatory compliance policy, including the approval of codes of conduct and conflict of interest policies, as well as the adoption and implementation of organisational and management models that include appropriate measures for oversight and control in order to prevent crimes or significantly reduce the risk of commission thereof (corporate defence model). The board will also ensure that these policies and codes are communicated to and known by employees.

(b)

Approval of information and communication policies for shareholders, markets and public opinion, and supervision of the process of dissemination of information and communications relating to the company. The board assumes the duty to provide the markets with prompt, accurate and reliable information, especially in connection with the shareholding structure, any substantial amendments to the rules of governance, related party transactions of particular importance and treasury shares.

(c)	Approval of the financial information that the company must make public on a periodic basis due to its status as a listed company.

(d)	Preparation of the financial statements and their submission to shareholders at the general shareholders’ meeting.

(e)

Supervision and assurance of the integrity of the internal information and control systems and of the accounting and financial information systems, including operational and financial control and compliance with applicable law.

(f)

Approval, at the proposal of the audit committee, of the proposed guidance and the annual working plan of internal audit, which must ensure that the internal audit function is primarily focused on the company’s most significant risks, and, with the involvement of the audit committee and the risk supervision, regulation and compliance committee, overseeing the implementation of this annual plan.

(g)	Calling the general shareholders’ meeting and preparing the agenda and proposed resolutions.

(h)

Approval of investments or transactions of any kind that, due to the large amount or special features thereof, are strategic in nature or entail a significant tax risk, unless such approval must be given by the shareholders at a general shareholders’ meeting, pursuant to the provisions of article 20 of the bylaws.

(i)

Authorisation for the creation or acquisition of interests in special purpose entities or entities registered in countries or territories considered to be tax havens, and any other transactions or operations of a similar nature that, due to the complexity thereof, might impair the transparency of the company and its Group.

(j)	Determination of its organisation and operation and, specifically, approval and amendment of these rules and regulations.

(k)

Oversight, control and periodic evaluation of the effectiveness of the corporate governance and internal governance system and of the regulatory compliance policies, as well as adoption of appropriate measures to remedy any deficiencies thereof.

(l)

Design and supervision of the director selection policy, including the diversity policy and targets, the suitability policy and succession plans for the directors (including those applicable to the Group Executive Chairman and to the Chief Executive Officer) and for the other members of senior management, pursuant to the provisions of article 29 of the Rules and Regulations.

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(m)	Selection, appointment by co-option and continued evaluation of directors.

(n)

Selection, appointment and, if applicable, removal of the other members of senior management (senior executive vice presidents and similar officers, including the heads of internal control and other key positions at the company), as well as effective supervision thereof through oversight of the management activity and continued evaluation of such officers.

(o)

Approval of the remuneration to which each director is entitled, within the framework of the provisions of the bylaws and of the director remuneration policy approved by the shareholders at the general shareholders’ meeting.

(p)

Approval of the contracts governing the performance by directors of duties other than those inherent in their capacity as such and the remuneration to which they are entitled for the performance of additional duties other than the duties of supervision and collective decision-making that they discharge in their capacity as mere members of the board.

(q)

Definition of the basic conditions of senior management contracts, as well as the approval of their remuneration and the essential elements of the remuneration for other executives or employees that, while not members of senior management, assume risks, carry out control duties (i.e. internal audit, risk management and compliance) or receive overall remuneration that places them in the same remuneration scale as senior executives and employees that assume risks, and whose professional activities have a significant impact on the Group’s risk profile (all of them making up the “Identified Staff” together with senior management and the company’s board of directors, which will be defined at any given moment in accordance with applicable regulations).

(r)

Approval of related-party transactions in accordance with the provisions of article 40 of these Rules and Regulations of the Board, except in cases in which such power is legally vested in the shareholders acting at a general meeting.

(s)

Authorisation or waiver of the obligations arising from the duty of loyalty provided for in article 36 of the Rules and Regulations of the Board, except in cases in which such power is legally vested in the shareholders acting at a general meeting.

(t)	Preparation of any kind of report required of the board of directors by law, as long as the transaction covered by the report may not be delegated.

(u)	Any powers legally vested in the board of directors by shareholders acting at a general meeting, except expressly authorised by shareholders to sub/delegate these powers.

(v)	And, any specifically established by the Rules and Regulations of the Board.

There is a clear separation of duties between those of the Group executive chairman, the chief executive officer, the board, and its committees, and various checks and balances that assure proper equilibrium in the Bank’s corporate governance structure, including the following:

•	The board and its committees oversee and control the activities of both the Group executive chairman and the chief executive officer.

•

The lead independent director convenes and coordinates the non-executive directors and transmits their concerns (chairing the appointments, remuneration and the risk supervision, regulation and compliance committees). The lead director also oversees the periodic process of assessing the Group Executive Chairman and coordinates the succession plan with the appointments committee.

•	The audit committee is chaired by an independent director considered as a financial expert, as this term is defined in model 20-F of the Securities and Exchanges Commission (SEC).

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•

The powers delegated to the Group Executive Chairman and the Chief Executive Officer exclude those that are exclusively reserved for the board itself and directly exercised in the performance of its general supervisory function.

•	The Group Executive Chairman may not simultaneously hold the position of Chief Executive Officer of the bank.

•	The corporate Risk, Compliance and Internal Audit functions, as independent units, report to a committee or a member of the board of directors and have direct access thereto.

C.1.11 List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

At year-end 2017, the directors who are managers or directors of other Group companies are:

Name or corporate name of director	Name of the group entity	Position
Ms Ana Botín-Sanz de Sautuola y O’Shea	Santander UK Plc Santander UK Group Holdings plc Portal Universia, S.A. Universia Holding, S.L.	Director (*) Director (*) Chairman (*) Chairman (*)

Mr José Antonio Álvarez Álvarez	Banco Santander (Brasil) S.A. SAM Investment Holdings Limited	Director (*) Director (*)

Mr Rodrigo Echenique Gordillo

Universia Holding, S.L.

Grupo Financiero Santander México, S.A.B. de C.V.

Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México

Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México

Santander Consumo, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México

Portal Universia, S.A.

Banco Popular Español, S.A.

Director (*) Director (*) Director (*) Director (*) Director (*) Director (*) Director (*) Chairman (*)

(*) Non-executive

For the purpose of this table, the concept of Group defined by article 5 of the Securities Market Act is used.

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C.1.12 List any company board members who likewise sit on the boards of directors of other non-group companies that are listed on official securities markets, insofar as these have been disclosed to the company:

Details of the positions held by the bank’s directors at year-end 2017 are as follows.

Name or corporate name of director	Name of the listed company	Position
Ms Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Non-Executive Director

Mr Bruce Carnegie-Brown	Moneysupermarket.com Group PLC	Non-Executive Chairman

Mr Rodrigo Echenique Gordillo	Industria de Diseño Textil, S.A. (Inditex)	Non-Executive Director

Mr Guillermo de la Dehesa Romero	Amadeus IT Group, S.A.	Non-Executive Vice Chair

Ms Homaira Akbari	Veolia Environnement, S.A. Landstar System, Inc. Gemalto N.V.	Non-Executive Director Non-Executive Director Non-Executive Director

Ms Sol Daurella Comadrán	Coca-Cola European Partners plc.	Non-Executive Chair

Mr Carlos Fernández González	Inmobiliaria Colonial, S.A. AmRest Holdings SE	Non-Executive Director Member of the supervisory board

Ms Belén Romana García	Aviva plc.	Non-Executive Director

C.1.13 Indicate and, where appropriate, explain whether board regulations establish rules on the maximum number of company boards on which its directors may sit:

Yes  ☒             No  ☐

Explanation of rules

The maximum number of company boards to which the bank’s directors may belong, as stipulated in article 30 of the Rules and Regulations of the Board, shall be governed by the provisions of article 26 of Act 10/2014, of 26 July, on the ordering, supervision and solvency of credit institutions. This precept is developed by articles 29 and subsequent of Royal Decree 84/2015 of 13 February and by Rules 30 and subsequent of Bank of Spain Circular 2/2016 of 2 February.

In accordance with these rules, bank directors may not hold, at the same time, more than: (a) one executive position and two non-executive positions, or (b) four non-executive positions. For such purposes, executive and non-executive positions held within the same group will be counted as a single position, while positions held at non-profit organisations or organisations not pursuing commercial ends will not be included. The European Central Bank may authorise a director to hold an additional non-executive position if it considers that it does not impede the proper performance of the director’s duties at the Bank.

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C.1.15 List the total remuneration paid to the board of directors in the year:

Board remuneration (thousands of euros)*	31,130	**
Amount of accumulated pension rights of current directors (thousands of euros)	75,906
Amount of accumulated pension rights of former directors (thousands of euros)	81,803	***

*	Does not include EUR 5,163 thousand relating to the contribution to the savings scheme during the year.
**	Amount includes remuneration received by former director Mr Matías Rodríguez Inciarte during the months in which he held this post in 2017.
***

Amount does not include the accumulated rights corresponding to the aforementioned Mr. Matías Rodríguez Inciarte, who continued providing services as senior management as of December 31, 2017. The amount of the accumulated funds as of such date is included in the corresponding section of Note 5 of the consolidated financial statements of the Group as of December 31, 2017.

C.1.16 List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year.

Position(s)*	Name or corporate name

Communication, Corporate Marketing and Research	Ms Jennifer Scardino

Internal Audit (Group Chief Audit Executive)	Mr Juan Guitard Marín

Retail & Commercial Banking Mexico	Mr Ángel Rivera Congosto

Banca Comercial Santander UK	Mr Javier San Félix García

Risk	Mr Keiran Paul Foad

Communication, Corporate Marketing and Research	Mr Juan Manuel Cendoya Méndez de Vigo

Costs	Mr Javier Maldonado Trinchant

Compliance (Group Chief Compliance Officer)	Ms. Mónica López-Monís Gallego

Corporate Development	Mr José Luis de Mora Gil-Gallardo

Spain	Mr Rami Aboukhair Hurtado

Consumer Finance	Ms Magda Salarich Fernández de Valderrama

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Position(s)*	Name or corporate name

Financial (Group Chief Financial Officer)	Mr José García Cantera

Digital	Ms Lindsay Tyler Argalas

Financial Accounting and Control (Group Chief Accounting Officer)	Mr José Francisco Doncel Razola

Wealth Management	Mr Víctor Matarranz Sanz de Madrid

Risk (Group Chief Risk Officer)	Mr José María Nus Badía

Office of the General Secretary and Human Resources	Mr Jaime Pérez-Renovales

Technology and Operations	Mr Andreu Plaza López

Santander Global Corporate Banking	Mr José María Linares Perou

Universities	Mr Matías Rodríguez Inciarte

Total remuneration received by senior management (thousands of euros)**	59,568

*

Members of senior management that ceased to hold senior management positions during the year: Mr Peter Jackson on 28 February 2017; Mr Juan Manuel San Román López on 29 March 2017; and Mr Jacques Ripoll on 30 November 2017.

**	Excluding contributions to pensions and supplementary widowers, orphans and permanent disability allowances made in 2017 by the bank in favour of its senior management (EUR 14.5 million).

C.1.17 List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies.

Name or corporate name of director	Name or corporate name of significant shareholder	Position

Not applicable.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the board of directors with significant shareholders and/or their group companies:

Not applicable.

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C.1.18 Indicate whether any changes have been made to the board regulations during the year:

Yes  ☒             No  ☐

At its meeting of 13 February 2018, the board of directors approved several changes to the Rules and Regulations of the Board aimed at strengthening the supervisory function of its committees, among other points, in line with the recommendations and best practices published in 2017 by different Spanish and international bodies.

Specifically, the Rules and Regulations of the Board were adapted to the following: (i) the 3/2017 Technical Guide of the Spanish CNMV, on audit committees of public interest entities, of 27 June 2017, (ii) the guide to internal governance issued by the European Banking Authority and (iii) the joint guidelines issued by the European Banking Authority and the European Securities and Markets Authority on assessing the suitability of members of the board of directors and directors with key functions, the latter two published on 26 September 2017 and coming into force on 30 June 2018.

Further, a new responsible banking, sustainability and culture committee will be set up, governed by article 21 of the Rules and Regulations of the Board. The purpose of this committee is to assist the board in preparing and reviewing the corporate culture and values and advising on its relations with various stakeholders, especially with employees, customers and communities with which the Group carries out its activities.

The amendments introduced to the Rules and Regulations of the Board pursue, among other things, the following goals:

•

Reiterate that the implementation of strategy should be delegated to the executive bodies and adjust the scope of the board of directors, providing greater details of the policies that require its approval, in addition to corporate culture and values.

•	Disband the executive risk committee to reflect the current risk governance system.

•	Provide for a new responsible banking, sustainability and culture committee to sharpen its focus on the new corporate culture and adopt the best practices.

•	Disband the international committee given the existence and functions carried out by the international advisory board.

•

Expressly stipulate that the audit, appointments, remuneration and risk supervision, regulation and compliance committees are authorised to contract advisors when needed for them to carry out their work.

•

Include in the audit committee’s functions the function of carrying out a final assessment of the external auditor’s performance, in relation to the audit of the financial statements for the year, as well as the annual assessment of the internal audit function and the performance of the head of the function which will be communicated to the remuneration committee and to the board for the purposes of determining his variable remuneration. Additionally, strengthen the supervisory role of the committee in the process of preparing and submitting the financial information required of the company and the Group, including related non-financial information, and expressly regulate that the internal audit function, as an independent unit, apart from reporting to the committee, will also report to the board of directors.

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•

Strengthen the supervisory role of the risk supervision, regulation and compliance committee with respect to risk and compliance functions, as these will now report to the committee, while continuing to report periodically to the board and maintaining direct access thereto when deemed necessary. Allocate to the committee the responsibility of reporting the proposals made by the appointments committee in relation to the appointment of the heads of each of these corporate functions (Group Chief Risk Officer (CRO) and Group Chief Compliance Officer (CCO)), and performing annual assessments thereof, which will be submitted to the remuneration committee and the board in order to establish their variable remuneration. Allocate to the committee the responsibility of supervising the existing whistleblowing mechanism that allows Group employees to confidentially and anonymously report any breaches in regulatory or internal governance requirements.

C.1.19 Indicate the procedures for appointing, re-electing, evaluating and removing directors. List the competent bodies, procedures and criteria used for each of these procedures.

The most significant regulations governing the procedures, criteria and competent bodies for the selection, appointment, re-election, assessment and removing of directors are contained in various provisions of the LSC (articles 211 to 215, 221 to 224, 243, 244, and 529.decies to 529.duodecies), the Regulations of the Mercantile Registry (143 to 148), the bank’s bylaws (articles 20.2.(i), 41, 42, 55 and 56) and the Rules and Regulations of the Board (articles 6, 7, 18 and 26 to 30). Regulations applicable to credit institutions also apply, especially Act 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions, Royal Decree 84/2015, of 13 February, which develops this last rule, and Bank of Spain Circular 2/2016, of 2 February, for credit institutions and regarding supervision and solvency, which completes the transposition of Directive 2013/36/EU and Regulation (EU) Number 575/2013 to Spanish law.

The company has an internal policy for the selection and succession of directors, which stipulates:

•	The criteria concerning the quantitative and qualitative composition of the Board of Directors and its committees.

•	The process for reviewing the quantitative and qualitative composition of the Board and its committees.

•	The process for identifying potential candidates.

•	The selection and appointments process.

Following is a description of the most relevant features of the framework resulting from the aforementioned provisions:

•	Number of directors.

The bylaws (article 41.1) state that the maximum number of directors is 22 and the minimum 14, with the specific number being determined at the annual general shareholders’ meeting. At year-end 2017, the bank’s board of directors was composed of 14 directors.

At the meeting held on 13 February 2018, the board of directors agreed to submit a proposal at the annual general shareholders’ meeting planned for 22 or 23 March 2018, on first or second call, respectively, for the amendment of the referred article 41 of the Bylaws to reduce the minimum and maximum thresholds for the composition of the board of directors to a minimum of 12 and a maximum of 17 members, the size of which is more in line with the range indicated in the recommendations of the Code of Good Governance.

Following a report from the appointments committee, at its meeting on 13 February 2018, the board of directors agreed to submit a proposal to the general shareholders’ meeting planned for 22 or 23 March 2018, on first or second call, respectively, for the appointment of Mr Alvaro Cardoso de Souza as an independent director of the bank, occupying the vacancy resulting from Mr Matías Rodríguez Inciarte stepping down. After that the board will be composed of 15 directors.

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Article 42.1 of the bylaws stipulates that the General shareholders’ meeting shall endeavour to ensure that the board of directors is made up such that external or non-executive directors represent a large majority over executive directors, and that a reasonable number of the former are independent directors (at least 50% as stipulated by Article 6.1 of the Rules and Regulations of the Board).

•	Power to appoint directors.

The appointment and re-election of directors corresponds to the general shareholders meeting and is regulated by articles 41.2 of the bylaws and 26.1 of the Rules and Regulations of the Board.

Article 41.2 of the bylaws states that: “it falls upon the shareholders at a general shareholders’ meeting to set the number of members of the board within the aforementioned range. Such number may be set indirectly by the resolutions adopted by the shareholders at a general shareholders’ meeting whereby directors are appointed or their appointment is revoked.

Article 26.1 of the Rules and Regulations of the Board states that: ““the directors shall be designated, re-elected or ratified by the shareholders at the general shareholders’ meeting or by the board of directors, as applicable, pursuant to the provisions of the Spanish Limited Liability Companies Law, the bylaws, the director selection policy - including the diversity policy and targets and the suitability policy - and the succession plan approved by the board.”

In the event that directors vacate their office during the term for which they were appointed, the board of directors may provisionally designate another director, by co-option, until the shareholders, at the earliest subsequent general shareholders’ meeting, either confirm or revoke this appointment.

•	Appointment requisites and restrictions.

In accordance with article 26.4 of the Rules and Regulations of the Board, all persons designated as directors shall meet the requirements set forth by law and the bylaws, and shall formally undertake, upon taking office, to fulfil the obligations and duties prescribed therein and in the Rules and Regulations of the Board. In this respect, the provisions of Royal Decree 84/2015 of 13 February are applicable, implementing Act 10/2014 of 26 June, on the organisation, supervision and solvency of credit institutions, and Bank of Spain Circular 2/2016, of 2 February, for credit institutions and regarding supervision and solvency, which completes the transposition of Directive 2013/36/EU and Regulation (EU) Number 575/2013 to Spanish law, in relation to the honouring requirements that must be met by directors.

It is not necessary to be a shareholder in order to be appointed a director. The following persons may not hold directorships: minors who are not emancipated, legally disabled persons, persons considered incapacitated in accordance with the Bankruptcy Law during the period of incapacitation handed down by firm ruling or those convicted of crimes against liberty, property or the social and economic order, collective security or the administration of justice, or any other falsehood, as well as those whose positions would entail a bar on holding the directorship. Other persons ineligible for directorships are government employees who discharge functions relating to the business activities inherent to the companies in question, judges or magistrates, or other persons subject to legal conflict of interest.

Directors must be persons of renowned commercial and professional integrity, and must have the knowledge and experience needed to exercise these functions and be in a position to ensure the good governance of the entity. Nominees for the position of director will also be selected on the basis of their professional contribution to the board as a whole, and particular importance will be attached, where appropriate, to the size of their shareholdings in the bank’s capital.

If a director is a body corporate, the natural person representative thereof is subject to compliance with the same requirements as established for natural person directors.

The effectiveness of the appointment will be subject to the relevant regulatory authorisations once suitability has been determined.

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•	Proportional system

Holders of shares representing an amount of share capital equal to or greater than that which results from dividing the total share capital by the number of board members, or who pool shares to achieve such a proportion, will carry entitlement to designate, on the legally-stipulated terms, a proportionate number of directors, disregarding fractions.

•	Term of office

The term of office of a director, as regulated by article 55 of the bylaws, is three years, although directors can be re-elected. Directors who have been designated by co-option ratified in their position at the first general shareholders’ meeting that is held following such designation, shall vacate office on the date on which their predecessor would have vacated office. Article 55 also provides for the annual renewal of one-third of the board.

•	Withdrawal or removal of directors

The withdrawal or removal of directors is regulated by articles 56 of the bylaws and article 23 of the Rules and Regulations of the Board. Directors shall cease to hold office when the term for which they were appointed elapses, unless they are re-elected, when the general shareholders’ meeting so resolves, or when they resign or place their office at the disposal of the board of directors.

Directors must place their office at the disposal of the board and tender the related notice of resignation if the board, after receiving the report of the appointments committee, should deem this appropriate, in those cases in which the directors might have an adverse effect on the functioning of the board or on the bank’s credit and reputation and, in particular, when they are subject to any incompatibility or prohibition provided for by law. Further, pursuant to Act 10/2014, of 26 June on the organisation, supervision and solvency of credit institutions, if supervining event affecting a director’s honour, knowledge or adequate experience or capacity to exercise good governance were to occur, the European Central Bank may (i) require the temporary suspension or definitive removal of the director by the bank (or he/she may be required to redress the deficiencies identified), or (ii) if such a measure is not implemented by the bank, the European Central Bank may enact this temporary suspension or definitive removal of the director.

Furthermore, the directors must, at their earliest convenience, notify the board of any circumstances that might jeopardise the bank’s creditability and reputation and, in particular, of any criminal lawsuits in which they are under investigation or being prosecuted.

Lastly, the Rules and Regulations of the Board specifically provide that proprietary non-executive directors must tender their resignations when the shareholder they represent disposes of, or significantly reduces, its ownership interest.

•	Procedure.

The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders at the general shareholders’ meeting and the decisions adopted by the board itself in cases of co-option must be preceded by the corresponding report and proposal of the appointments committee.

If the board disregards the proposal made by this committee, it must give the reasons for its decision and place these reasons on record.

Pursuant to article 30 of the Rules and Regulations of the Board those directors affected by proposals for appointment or re-election to or withdrawal from office shall abstain from attending and participating in the debate and voting of the board of directors or its committees that deal with such matters.

In addition to company procedures, the effective appointment of a new director is subject to verification of their suitability by the European Central Bank.

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•	Criteria applied by the board of directors and the appointments committee.

Considering the set of applicable regulations, the recommendations resulting from Spanish reports on corporate governance and the present situation of the bank and its Group, the appointments committee and the board of directors apply the following criteria to the processes for the appointment, ratification and re-election of directors and to the preparation of proposals for that purpose:

a.

First, attention is given to limitations resulting from legal prohibitions and incompatibilities, and from positive requirements (experience, solvency, etc.) applicable to bank directors in Spain and the eurozone.

b.

Having complied with these restrictions, a balanced composition of the board of directors is sought, taking into account the content of articles 41 and 42 of the bylaws and articles 6 and 7 of the Rules and Regulations of the Board:

(i) A broad majority of external or non-executive directors is sought, but leaving room for a suitable number of executive directors. At year-end 2017, 3 of the 14 directors are executive directors.

(ii) A majority of independent directors is sought among the non-executive directors (at year-end 2017, 8 out of the 11 non-executive directors), but at the same time, a board of directors representing a significant percentage of the company’s capital is sought, (at 31 December 2017, the board directly or indirectly held 0.64% of the company’s share capital.

Article 26.2 of the Rules and Regulations of the Board establishes that it is the responsibility of the appointments committee to prepare a reasoned report and a proposal for such appointments, re-elections or ratifications of directors, regardless of their classification. In cases of re-election or ratification of directors, this committee proposal shall contain an assessment of the work and effective dedication to the position during the last period in which the proposed director occupied the post. In addition, all proposals from the appointments committee must be accompanied by a duly substantiated report prepared by the board containing an assessment of the qualifications, experience and merits of the proposed candidate. If the board disregards the proposal made by the appointments committee, it must give the reasons for its decision and place these reasons on record.

In all cases, and in accordance with the Rules and Regulations of the Board (article 6.1), the board of directors shall endeavour to ensure that the external or non-executive directors represent a wide majority over the executive directors and that the number of independent directors represent at least half of all directors. This is currently the case, with non-executive directors representing 78.57% and independent directors 57.14% of the board at 31 December 2017.

(iii) Special importance is also given to the experience of board members in different public and private professional arenas (in particular, considering the skills map that is updated at the time of each appointment) and in the various geographical areas in which the Group carries out its activities, such that the individual and collective abilities of the directors favours diversity of gender, experiences and expertise, and that the selection process is free from any implied bias entailing any kind of discrimination and which facilitates the selection of female directors.

All according with the aforementioned internal selection and succession policy of directors referred at the beginning of this section.

c.

Together with the aforementioned general criteria, an assessment of the director’s work and effective dedication during their term in office is specifically taken into account in the proposals for re-election or ratification thereof.

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C.1.20 Explain to what extent this annual evaluation of the board has prompted significant changes in its internal organisation and the procedures applicable to its activities:

In 2017 the appointments committee followed up on all organisational actions and improvements that were launched as a result of the assessment carried out in 2016. This has not given rise to significant changes in its internal organisation or on the procedures applicable to its activities.

C.1.20.bis Describe the assessment process undertaken by the board of directors and the areas evaluated, with the aid of an external facilitator, with respect to the composition, duties and powers of its committees, the performance of the chairman of the board of directors and the company’s chief executive and the performance and contribution of individual directors.

Article 24.7 of the Rules and Regulations of the Board stipulates that the operation of the board and its committees, the quality of its work, and the individual performance of its members, including the Chairman and the Chief Executive Officer, shall be evaluated once a year. This evaluation shall be carried out, at least every three years, with the assistance of an external independent consultant, whose independence shall be assessed by the appointments committee.

In accordance with article 18.4.(j) of the Rules and Regulations of the Board, the appointments committee reported on the self-assessment by the board and its committees, which was carried out in 2017 with the support of an external firm whose independence was verified by the board.

The self-assessment includes a specific section for assessing the Group Executive Chairman, the Chief Executive Officer, the lead director and the secretary. The Group Executive Chairman led the assessment of the lead director, who in turn led that of the Group Executive Chairman.

The self-assessment exercise was based on a confidential and anonymous questionnaire and personal interviews with the directors. Moreover, best corporate governance practices at an international level and benchmarking with respect to 31 comparable international banks with regard to the composition and dedication of the board, the committees, remuneration and other aspects of corporate governance, in which the bank ranks very highly, were taken into consideration.

The assessment process focused on the following aspects:

•

In relation to the board as a whole: size, composition, organisation and functioning; internal dynamics and culture (planning of meetings, director support and training); knowledge and diversity; and performance of the supervisory function. Matters regarding the future (strategy and internal and external factors that might affect the Group’s performance) as well as what its challenges and priorities should be for 2018 were also assessed.

•	In relation to committees: composition; functioning; board support and reporting; committee content; and their main challenges and priorities for 2018.

•

In relation to the Group Executive Chairman: performance of her functions, leadership, defining the responsibilities of the lead director and those of the Chief Executive Officer, resulting in a clearer and defined the separation of functions, whereby those related to the bank’s long-term strategy, culture and development of the management team correspond to the Group Executive Chairman.

•

In relation to the Chief Executive Officer: performance of his functions and distribution of responsibilities with the Group Executive Chairman, whereby he is responsible for ordinary bank management activities.

•	In relation to the lead director: performance of his functions; leadership; relations with other directors and with institutional investors.

•	In relation to the secretary of the board: performance of his functions and contribution to the smooth functioning of the board and the committees.

The conclusions of this evaluation were presented to the board and the audit, appointments and remuneration committees and the supervision of risk, regulation and compliance committee, where applicable, and action plans were approved to implement the improvement measures and challenges identified.

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For more information on this section, see the Group’s annual report and the annual report of the appointments committee for financial year 2017 which will be published on the corporate website (www.santander.com).

C.1.20.ter Breakdown, if relevant, the business relationships that the facilitator or other of its group companies maintain with the company or other group companies.

The external advisor that provided assistance with the board self-assessment process, as a reference firm in this field, has advised Banco Santander, occasionally and never on an exclusive basis, in selection processes for new directors and managers carried out by the Group.

C.1.21 Indicate the cases in which directors must resign.

Without prejudice to the provisions of Royal Decree 84/2015, of 13 February, which implemented Act 10/2014, of 26 June on the ordering, supervision and solvency of credit institutions, regarding the honourability requirements for directors and the consequences of the loss of such honourability, the bylaws (article 56.2) and the Rules and Regulations of the Board (article 28.2) establish that directors shall tender their resignation to the Board of Directors and formally resign from their position if the board, upon the prior report of the appointments committee, deems it appropriate, in those cases that might adversely affect the operation of the board or the credit and reputation of the bank and, particularly, when they are prevented by any legal prohibition against or incompatibility from holding office.

Further, the Rules and Regulations of the Board (article 28.3) stipulate that proprietary non-executive directors must submit their resignations, in the corresponding numbers, when the shareholder that they represent parts with its shareholdings or significantly reduces them.

C.1.23 Are qualified majorities, other than those prescribed by law, required for any type of decisions?:

Yes  ☐            No   ☒

If applicable, describe the differences.

Not applicable.

C.1.24 Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes  ☐            No   ☒

C.1.25 Indicate whether the chairman has the casting vote.

Yes  ☒            No   ☐

Matters where the chairman has the casting vote

According to article 47.5 of the bylaws and article 25.6 of the Rules and Regulations of the Board, the chairman has the casting vote to settle tied votes.

C.1.26 Indicate whether the bylaws or the board regulations set any age limit for directors:

Yes  ☐            No   ☒

Age limit for the Group Executive Chairman ☐

Age limit for the Chief Executive Officer ☐                 Age limit for directors ☐

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C.1.27 Indicate whether the bylaws or the board regulations set a limited term of office for independent directors different to the one included in the Standard.

Yes  ☐             No  ☒

Maximum number of years in office	There are none

Article 529.duodecies.4.i) of the LSC establishes that a director who continuously holds a post for over 12 years can no longer be considered independent.

The appointment committee annually verifies the nature of the independent directors, in order to confirm or review such independence at the general meeting.

At year-end 2017, the average length of service for independent non-executive directors was 3.01 years.

C.1.28 Indicate whether the bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also indicate whether there are any restrictions as to what categories may be appointed as a proxy other than those stipulated by law. If so, give brief details.

Article 47 1 and 2. of the By-Laws of the Bank prevent that:

“1. Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

2. The directors must attend the meetings held in person. However, if they cannot attend they may grant a proxy to another director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes. The non-executive directors may only grant a proxy to another non-executive director.”

Article 25.1 and 2) of the Rules and Regulations of the Board establishes that:

“1. Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

2. The directors shall endeavour to ensure that absences are reduced to cases of absolute necessity. When directors cannot attend personally, they may grant a proxy to another director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes. A director may hold more than one proxy. Non-executive directors may only grant a proxy to another non-executive director. The proxy shall be granted with instructions.”

In accordance with articles 17.10, 18.10, 19.9, 20.9, 21.6 and 22.5 of the Rules and Regulations of the Board, which concern the delegation of votes by the members of committees, the members of the executive committee, audit committee, appointments committee, remuneration committee, supervision of risk, regulation and compliance committee, responsible banking, sustainability and culture committee and the innovation and technology committee, may grant a proxy to another member, taking into account that non-executive directors may only grant such proxies to other non-executive directors. In the case of the audit committee, no member may hold more than two proxies, in addition to their own vote.

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C.1.29    Indicate the number of board meetings held during the year, and how many times the board has met without the chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	15
Number of board meetings held without the chairman’s attendance	0

If the chairman is an executive director, indicate the number of meetings held without the attendance or representation of any executive director and under the chairmanship of the lead director.

Number of meetings	0

Indicate the number of meetings of the various board committees held during the year.

Number of meetings of the executive committee	47
Number of meetings of the audit committee	12
Number of meetings of the appointments committee	11
Number of meetings of the remuneration committee	11
Number of meetings of the risk supervision, regulation and compliance committee	12
Number of meetings of the innovation and technology committee	3

C.1.30 Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions.

Number of meetings with all members present	13
% of attendance of the total votes cast during the year	98%

The percentage shown in the second box (98%) was calculated by dividing the number of attendances, including proxies with specific instructions, by the maximum possible number of attendances if every director had attended all board meetings.

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Committees
Directors	Board	Executive	Audit	Appointments	Remuneration	Risk supervision, regulation and compliance	Innovation and technology
Average attendance	97%	95%	90%	100%	100%	95%	85%
Individual attendance
Ms Ana Botín-Sanz de Sautuola y O´Shea	15/15	44/47					3/3
Mr José Antonio Álvarez Álvarez	15/15	46/47					3/3
Mr Bruce Carnegie-Brown	15/15	38/47		11/11	11/11	12/12	1/3
Mr Rodrigo Echenique Gordillo	14/15	44/47					1/3
Mr Matías Rodríguez Inciarte[1]	14/14	44/44					3/3
Mr Guillermo de la Dehesa Romero	15/15	47/47		11/11	11/11	11/12	3/3
Ms Homaira Akbari	14/15		6/6				3/3
Mr Ignacio Benjumea Cabeza de Vaca	15/15	47/47		11/11	11/11	12/12	3/3
Mr Javier Botín-Sanz de Sautuola y O´Shea	14/15
Ms Sol Daurella Comadrán	14/15			11/11	11/11
Mr Carlos Fernández González	15/15		10/12	11/11	2/2	10/11
Ms Esther Giménez-Salinas i Colomer	15/15					6/6	3/3
Mr Ramiro Mato García-Ansorena[2]	1/1	3/3	1/1			1/1
Ms Belén Romana García	15/15		12/12			12/12	0/0
Ms Isabel Tocino Biscarolasaga[1]	14/14	42/44	11/11		9/9	11/11
Mr Juan Miguel Villar Mir	13/15		3/6			4/6

1.	Withdrawal from position of director effective 28 November 2017.
2.	Director since 28 November 2017.

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On average, each of the directors has dedicated approximately 180 hours to board meetings. In addition, those who are members of the executive committee have dedicated approximately 235 hours; members of the audit committee 120 hours; members of the appointments committee 44 hours; members of the remuneration committee 44 hours; members of the risk supervision, regulation and compliance committee 120 hours and members of the innovation and technology committee 12 hours.

In accordance with the Rules and Regulations of the Board, any director may attend and participate but not vote at meetings of board committees of which they are not a member, by invitation of the chairman of the board and of the chairman of the respective committee, after having requested such attendance from the chairman of the board. Furthermore, all members of the board who are not also members of the executive committee may attend the meetings of the latter at least twice a year, for which purpose they shall be called by the chairman.

In 2017, there was regular attendance at executive committee meetings by directors who were not members thereof. During the year, directors that are not members of the executive committee attended an average of 10.9 meetings each, of the total of 47 meetings held in 2017.

C.1.31 Indicate whether the consolidated and individual financial statements submitted for authorisation for issue by the board are certified previously.

Yes  ☒             No  ☐

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorisation for issue by the board:

Name	Position
Mr José Francisco Doncel Razola	Group Chief Accounting Officer

C.1.32 Explain the mechanisms, if any, established by the board of directors to prevent the individual and consolidated financial statements it prepares from being laid before the general shareholders’ meeting with a qualified audit report.

The mechanisms adopted for such purpose (contemplated in article 62.3 of the bylaws and articles 17.1, 2, 3 and 4 b), c), d), e), f), g), h), and i) and 42.5 of the Rules and Regulations of the Board) can be summarised as follows:

•

Strict processes for gathering the data necessary for the financial statements and for the preparation thereof by the services of the bank and the Group, all in accordance with legal requirements and generally accepted accounting principles.

•

Review by the audit committee of the financial statements prepared by the services of the bank and of the Group. The audit committee is a body specialised in this area and solely comprised of independent non-executive directors. This committee serves as the normal channel of communication between the board and the external auditor.

In reference to the financial statements and management report for 2017, which will be submitted at the 2018 annual general meeting, the audit committee, at its meeting held on 8 February 2018, following its review, issued a favourable report on their content prior to their authorisation for issue by the board, which occurred at the meeting held on 13 February 2018 following certification by the Group Chief Accounting Officer.

In meetings held on 19 April, 19 July and 18 October 2017 and on 25 January 2018, the audit committee reported favourably on the financial statements at 31 March, 30 June, 30 September and 31 December 2017, respectively. These reports were issued prior to approval of the corresponding financial statements by the board and disclosure to the markets and regulators.

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The financial statements for the Group expressly note that the audit committee has ensured that the 2017 interim financial information is prepared in accordance with the same principles and practices applied to the financial statements.

The audit committee has reported favourably on the condensed interim consolidated financial statements for the first half of 2017. These were prepared in accordance with prevailing international accounting principles and rules (specifically IAS 34 Interim Financial Reporting, as adopted by the European Union) and in accordance with article 12 of Royal Decree 1362/2007

Regular meetings were also held with the external auditor, both by the board of directors - to which the external auditor reported twice in 2017 - and by the audit committee - during the year, the external auditor attended all 12 meetings held by that committee, two of which addressed various aspects of its activity and were not attended by the bank’s executives, providing sufficient time to detect any possible discrepancies with respect to the accounting criteria employed.

In the event of differences of opinion with the external auditor, if the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit committee, of the content and scope of the discrepancy, and shall also endeavour to ensure that the auditor likewise discloses its considerations in this regard.

No reservations or qualifications have been made to the individual financial statements of the bank or to the consolidated financial statements of the Group over the last three tax years.

C.1.33 Is the secretary of the board also a director?

Yes  ☐             No  ☒

The person acting as the general secretary and the secretary of the board does not need to be a director.

C.1.35 Indicate and explain, where applicable, the specific mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

a. External auditors

PricewaterhouseCoopers Auditores, S.L. (PwC) audited Santander Group’s individual and consolidated financial statements in 2017.

In accordance with article 529.quaterdecies of the Spanish Limited Liability Companies Law and articles 17.4.c) and 42 of the Rules and Regulations of the Board, relations with the external auditor are channelled through the audit committee, which is responsible for ensuring the independence of the external auditor.

Article 42 of the Rules and Regulations of the Board establishes that:

All relations of the board of directors with the Company’s external auditor shall be channelled through the audit committee.

Notwithstanding the foregoing, the external auditor shall attend the meetings of the board of directors and the audit committee at least twice a year in order to submit its report on the annual accounts and regarding semi-annual financial information so that all the directors have access to as much information as possible regarding the content and conclusions of the auditor’s reports relating to the Company and the Group For such purposes, one of these meetings shall be held in order for the external auditor to report on the work carried out and on the changes in the Company’s accounting situation and risks.

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The board of directors shall not hire as external auditor those audit firms at which the fees intended to be paid to them, for any and all services, exceed the limits set forth at any time by applicable law.

No services shall be contracted with the audit firm, other than audit services proper, that might risk the independence of such firm.

The board of directors shall make public in the annual report the overall amount of fees paid by the Company to the audit firm, including information regarding fees for professional services other than auditing.

5.

The board of directors shall use its best efforts to prepare the accounts such that there is no room for reservations or qualifications by the external auditor. However, if the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit committee, of the content and scope of the discrepancy and shall also endeavour to ensure that the external auditor likewise discloses its considerations in this regard.”

In order to properly exercise its decision-making powers in connection with commissioning the external auditor to provide non-audit services, at the meeting held on 28 June 2016 the Board of Directors approved, at the proposal of the audit committee, the policy for endorsing the non-audit services provided by the external auditor which, in line with the latest national and international practices, regulates the procedure for endorsing these services provided by the Group’s external auditor, as well as the system for capping fees. The audit committee must endorse any decision to arrange non-audit services insofar as these are not prohibited by applicable regulations, having first properly assessed any threats to the auditor’s independence and the safeguard measures applied in accordance with these regulations.

The fees for the audit services provided by the external auditor of Banco Santander, S.A. to the various Group companies were as follows (figures corresponding to PwC in 2016 and 2017, and Deloitte in 2015):

	Millions of euros
	2017	2016	2015
Audit	76.2	73.7	49.6
Audit-related services	13.2	7.2	46.9
Tax advisory services	1.3	0.9	9.1
Other services	3.3	3.6	12.6

Total	94.0	85.4	118.2

The “Audits” heading includes fees paid for:

•	Auditing the individual and consolidated financial statements of Banco Santander, S.A. and, as the case may be, the Group companies.

•

The integrated audit carried out for the purpose of filing the financial statements with the US Securities and Exchange Commission (SEC) using Form 20-F for those Group companies currently required to do so.

•	The internal control audit (SOX) for those Group companies required to do so.

•

The audit of the consolidated financial statements at 30 June, and the consolidated quarterly limited reviews of Banco Santander S.A. for the Brazilian regulator, dated 31 March, 30 June and 30 September, as well as the mandatory regulatory reports required from the auditor in the various places where Group Santander is established.

The main items included in “Audit-related services” refer to aspects such as the issuance of comfort letters and other services required by other regulations in relation to aspects such as, for example, securitisation.

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The services commissioned to our auditors meet the independence requirements provided in the Spanish Audit Law (Ley de Auditoría de Cuentas) and the US Securities and Exchange Commission (SEC) and Public Accounting Oversight Board (PCAOB) rules applicable to the Group, and they do not involve in any case the performace of any work that is incompatible with the audit function.

Lastly, in 2017 the Group commissioned services to audit firms other than PwC in the amount of EUR 115.6 million (EUR 127.9 million and EUR 117.4 million to audit firms other than PwC in 2016 and Deloitte in 2015, respectively).

The audit committee understands that there are no objective reasons for doubting the independence of the external auditor. For these purposes, in order to assess the effectiveness of the external audit function, this committee:

1.

Has revised all services rendered by the auditor, including audit and audit-related services, tax advisory services and the other aforementioned services, verifying that services provided by the Group’s auditor meet the independence requirements set out in Spanish Audit Law (Ley de Auditoría de Cuentas), the US Securities and Exchange Commission (SEC) rules, the Public Accounting Oversight Board (PCAOB) rules applicable to the Group and the Rules and Regulations of the Board.

2.

Has verified the ratio of fees received by the auditor during the year for non-audit, audit-related services to total fees received by the auditor for all services provided to the Group, with this ratio standing at 4.6%.

As a reference, in accordance with the available information on the main companies whose shares are traded in Spanish organised markets, fees that, on average, were paid to their auditors in 2017 for non-audit and related services accounted for 9% of total fees.

3.

Has verified the ratio of fees paid for all items relating to the services provided to the Group to total fees generated by the audit firm in 2017. The Group’s total fees paid account for less than 0.3% of PwC’s total revenues.

4.

Has reviewed the banking transactions performed with companies related to the external auditor, concluding that no transactions have been carried out that compromise the external auditor’s independence.

Therefore, the audit committee, at the meeting of 8 February 2018, issued a favourable report on the independence of the auditor, stating its position on matters including the performance of additional non-audit services.

The aforesaid report, issued prior to the auditor’s report, includes the content required under applicable regulations.

b. Financial analysts

The Shareholder and Investor Relations department channels communications with institutional shareholders and financial analysts that cover Santander shares.

Specifically, under article 37.1 of the Rules and Regulations of the Board, the board has defined and promotes a bank policy of communication and contact with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

Article 38 of the Rules and Regulations of the Board governs the board’s relationship with institutional investors and proxy advisors.

Article 41 of the Rules and Regulations of the Board governs the board’s relationship with the markets.

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c. Investment banks and rating agencies

The bank complies with the “Guidelines for the release of privileged information to third parties” published by the National Securities Market Commission on 9 March 2009, which expressly indicates that financial institutions and rating agencies are recipients of that information. It also follows the “Recommendations regarding informational meetings with analysts, institutional investors and other stock market professionals” published by the National Securities Market Commission on 22 December 2005.

In particular, when the bank is advised in a transaction by a third party and, within the context of these services, this party receives privileged information, the bank includes the names of the people who have had access to such insider information on a list drawn up by the compliance department, and alerts these people and/or institutions to the fact that they are also subject to the same applicable legislation and must draw up their own list of insiders. These entities will also provide a description of the internal mechanisms they use to preserve their independence.

C.1.36 Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:

Yes  ☐             No  ☒

Explain any disagreements with the outgoing auditor and the reasons for the same:

Yes  ☐             No  ☒

C.1.37 Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of all fees invoiced to the company and/or its group.

Yes  ☒             No  ☐

	Company	Group	Total
Amount of non-audit work (thousands of euros)	875	3,472	4,347
Amount of non-audit work as a % of the total amount billed by the audit firm	0.9%	3.7%	4.6%

For further information see section C.1.35 a) above.

C.1.38 Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the chairman of the audit committee to explain the content and scope of those reservations or qualifications.

Yes  ☐             No  ☒

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C.1.39 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	2	2

	Company	Group
Number of years audited by current audit firm/No. of years the company’s financial statements have been audited (%)	5.555%	5.714%

C.1.40 Indicate and give details of any procedures through which directors may receive external advice:

Yes  ☒             No  ☐

Procedures

Article 32 of the Rules and Regulations of the Board expressly recognises that directors are entitled to be assisted by experts in the performance of their duties and thus are entitled to ask the board, through the general secretary, to hire external advisers (legal, accounting, financial, technological, recruitment or other specialists) at the bank’s cost, to deal with specific issues of special significance or complexity arising during the performance of their duties. The board may only reject such requests with good reason.

The Rules and Regulations of the Board expressly recognise the right of the audit (article 17.9), appointments (article 18.9), remuneration (article 19.8) and risk supervision, regulation and compliance (article 20.8) committees to be assisted in the performance of their duties by requesting the hiring of legal, accounting, financial and other advisers, through the general secretary. These services shall be paid for by the Company.

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C.1.41 Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies.

Yes  ☒             No  ☐

Procedures

Article 24.2 of the Rules and Regulations of the Board stipulates that the calendar of board meetings will be established annually, together with proposed informational agendas which, if modified, must be duly reported to each Director. The board shall also keep a formal list of matters reserved for discussion by it and shall formulate a plan for the distribution of such matters between the ordinary meetings contemplated in the estimated calendar approved by the board (article 24.6 of the Rules and Regulations of the Board).

Article 24.2, paragraphs 2 and three, add that meetings must be called 15 days in advance by the Board Secretary and the relevant documentation for each meeting (draft agenda, presentations, minutes to prior meetings) generally must be sent to the directors four business days in advance of the board meeting via secure electronic means.

The Board committees also approve an annual calendar of meetings and an annual work plan. Additionally, the relevant documentation for each meeting (draft agenda, presentations, minutes of prior meetings, other support documentation) generally must be provided to the members of the respective committees 3 days in advance of the meeting (articles 17.7, 18.7, 19.5, 20.6, 21.5 and 22.4 of the Rules and Regulations of the Board).

The information provided to the directors prior to the meetings is specifically for the purpose of preparing for these meetings and is intended for such purpose. In the opinion of the board, this information is complete and is sent sufficiently in advance.

In addition, article 31 of the Rules and Regulations of the Board expressly vests directors with the right to request and obtain information regarding any aspect of the bank and its subsidiaries, whether domestic or foreign, as well as the right of inspection, which allows them to examine the books, files, documents and any other records of corporate transactions, and to inspect the premises and facilities of these companies.

Directors also have the right to request and obtain, through the secretary, such information and advice as deemed necessary for the performance of their duties (article 24.4 of the Rules and Regulations of the Board).

Lastly, in accordance with articles 16.7 and 31.3 of the Rules and Regulations of the Board, any director may attend and participate but not vote at meetings of board committees of which he or she is not a member, by invitation of the chairman of the board and of the chairman of the respective committee, after having requested such attendance from the chairman of the board. Furthermore, all members of the board who are not also members of the executive committee may attend the meetings of the latter at least twice a year, for which purpose they shall be called by the chairman.

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C.1.42 Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organisation’s name or reputation, tendering their resignation as the case may be:

Yes  ☒             No  ☐

Explain the rules

As part of the duty of loyalty of the directors, article 36 of the Rules and Regulations of the Board establishes the obligation of directors to report any circumstances that might harm the good name or reputation of the bank, particularly any criminal charges.

When those circumstances arise and, in particular, when there is any case of incompatibility or legal prohibition, the directors involved must tender their resignation and formally execute that resignation if the board, after having obtained a report from the appointments committee, deems it advisable, as is stipulated by article 56.2 of the bylaws and 28.2 of the Rules and Regulations of the Board.

C.1.43 Indicate whether any director has notified the company that they have been indicted or tried for any of the offences stated in article 213 of the Spanish LSC:

Yes  ☐             No  ☒

Name of the director	Criminal proceedings	Remarks

Indicate whether the board of directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

Not applicable.

Yes  ☐             No  ☒

Decision/action taken	Justified explanation

C.1.44 List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

None.

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C.1.45 Identify, in aggregate form and provide detailed information on, agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other operations.

Number of beneficiaries*	18
Senior Executive Vice Presidents	In 2013, all remaining golden parachutes were ended for senior executives still entitled to them.

Other employees

A number of employees have a right to compensation equivalent to one to two years of their basic salary in the event of their contracts being terminated by the bank in the first two years of their contract.

In addition, for the purposes of legal compensation, in the event of redundancy a number of employees are entitled to recognition of length of service including services provided prior to being contracted by the bank; this would entitle them to higher compensation than they would be due based on their actual length of service with the bank itself.

*	Data at 31 December 2017.

Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group:

	Board of directors	General Shareholders’ Meeting
Body authorising clauses	X

	YES	NO
Is the general shareholders’ meeting informed of such clauses?	X

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C.2 Board committees

C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

The membership of board committees described in the tables in this section corresponds to the situation at year-end 2017.

EXECUTIVE COMMITTEE

Name	Position	Type

Ms Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director

Mr José Antonio Álvarez Álvarez	Member	Executive director

Mr Bruce Carnegie-Brown	Member	Independent non-executive director

Mr Rodrigo Echenique Gordillo	Member	Executive director

Mr Guillermo de la Dehesa Romero	Member	Non-executive director (neither proprietary nor independent)

Mr Ignacio Benjumea Cabeza de Vaca	Member	Non-executive director (neither proprietary nor independent)

Mr Ramiro Mato García-Ansorena	Member	Independent non-executive director

Mr Jaime Pérez-Renovales	Secretary	Non-director

% of executive directors	42.86%
% of proprietary directors	0%
% of independent directors	28.57%
% of other non-executive directors	28.57%

Explain the committee’s duties, describe the procedure and organisational and operational rules and summarise the main actions taken during the year.

The executive committee is regulated by articles 51 of the bylaws and 16 of the Rules and Regulations of the Board.

Article 51 of the By-laws of the bank:

1. The executive committee shall consist of a minimum of five and a maximum of twelve directors. The chairman of the board of directors shall also be the chairman of the executive committee.

2. Any permanent delegation of powers to the executive committee and all resolutions adopted for the appointment of its members shall require the favorable vote of not less than two-thirds of the members of the board of directors.

3. The permanent delegation of powers by the board of directors to the executive committee shall include all of the powers of the board, except for those which cannot legally be delegated or which may not be delegated pursuant to the provisions of these bylaws or of the rules and regulations of the board.

4. The executive committee shall meet as many times as it is called to meeting by its chairman or by the vice chairman replacing him.

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5. The executive committee shall report to the board of directors on the affairs discussed and the decisions made at its meetings and shall make available to the members of the board a copy of the minutes of such meetings.

Article 16 of the Rules and Regulations of the Board:

The executive committee shall consist of a minimum of five and a maximum of twelve directors. The chairman of the board of directors shall also be the chairman of the executive committee.

The board of directors shall endeavour to ensure that the size and qualitative composition of the executive committee conform to standards of efficiency and reflect the guidelines for determining the composition of the board.

Any permanent delegation of powers to the executive committee and all resolutions adopted for the appointment of its members shall require the favourable vote of not less than two-thirds of the members of the board of directors.

The permanent delegation of powers by the board of directors to the executive committee shall include all of the powers of the board, except for those that may not be delegated under the law or which may not be delegated pursuant to the provisions of the Bylaws or of these rules and regulations.

The executive committee shall meet as many times as it is called to meeting by its chairman or by the vice chairman replacing him. As a general rule, the executive committee shall meet on a weekly basis, in accordance with the schedule of monthly meetings approved by the committee every year. The relevant documentation for each meeting (draft agenda, presentations, reports, past meeting minutes and other supporting documentation) shall be provided to the committee members, by mechanisms established for this purpose that ensure the confidentiality of information, 3 days in advance of the date on which the meeting is to be held, unless such deadline cannot be met due to reasons of urgency, in which case the information shall be delivered to the directors as promptly as possible.

Meetings of the executive committee shall be validly held when more than one-half of its members are present in person or by proxy. The committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have the tie-breaking vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director. The resolutions of the executive committee shall be recorded in a minute book, and each set of minutes shall be signed by the chairman and the secretary.

All members of the board who are not also members of the executive committee may attend the meetings of such executive committee at least twice a year, for which purpose they shall be called by the chairman.

The executive committee, through its chairman, shall report to the board of directors on the affairs discussed and the decisions made in the course of its meetings and shall provide a copy of the minutes of such meetings to the members of the board. The supporting documentation that has been provided to the executive committee shall also be made available to all directors

The permanent delegation of powers by the board of directors to the executive committee includes all of the board’s powers, except for those that may not be delegated under the law or which may not be delegated pursuant to the provisions of the By-laws or which are reserved exclusively for the board in accordance with Article 3 of the Rules and Regulations of the Board of Directors:

(a)	Approval of the general policies and strategies of the Company, and the supervision of their application, including, without limitation:

(i)	strategic or business plans, management objectives and annual budget;

(ii)	investment and financing policy;

(iii)	capital and liquidity strategy and policy;

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(iv)	tax strategy;

(v)	dividend and treasury stock policy;

(vi)	policy for approving new products, business activities and services;

(vii)

policy on corporate governance and internal governance of the Company and its Group, including the definition of its organisational structure, which should favour the effective and prudent management of the Company and its Group and the effective supervision and management of all risks and ensure that the internal control functions (risk, compliance and internal audit) are independent of the business lines and can effectively perform their role;

In addition, and in relation to defining and overseeing the structure of the Group of companies of which the Company is the controlling entity, the board will ensure that it is in line with the business strategy and the risk appetite and strategy, and will establish mechanisms to ensure that all entities that make up the Group know their place within these strategies and have governance rules, policies and procedures in place which are in line with those established by the board of directors for the whole Group.

(viii)	policy on outsourcing of services or activities;

(ix)	policy on control and management of risks, including tax risks;

In relation to exercising its responsibility for risk management, the board of directors shall:

(1)

spend sufficient time considering risk related issues. In particular, it will actively participate in the management of all substantial risks laid down in solvency laws, it will ensure that appropriate resources are assigned for risk management, and it will be involved in asset valuation, the use of external credit ratings and the internal models regarding such risks; and

(2)

approve and periodically review risk culture and the framework of risk appetite of the Company and its Group, including the corresponding strategies and policies on risk assumption, management, supervision and reduction of the risks that the entity is or could be exposed to, even those arising in the macroeconomic situation in which it operates in relation to the phase of the economic cycle, ensuring that said culture, strategies and policies are aligned with the corporate governance and internal governance systems, strategic, capital and financing plans and with remuneration policies and are communicated and known by the employees.

To that end, the board of directors will determine, along with the risk supervision, regulation and compliance committee, the nature, the quantity, the format and the frequency of the information on risks that they should receive and it will be able to access any risk-related information, including information about non-compliance with the established risk limits and about recommendations and proposed measures for its redress;

(x)	remuneration policies for the personnel of the Company and its Group;

(xi)	corporate culture and values, including strategy on responsible business and sustainability;

(xii)

regulatory compliance policy, including the approval of codes of conduct, the conflict of interest policy, as well as the adoption and implementation of organisational and management models that include appropriate measures for oversight and control in order to prevent crimes or significantly reduce the risk of commission thereof (criminal risk prevention model). The board shall also ensure that these policies and codes are duly communicated to and known by staff.

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(b)

Approval of policies for the provision of information to and for communication with shareholders, markets and public opinion, and supervision of the process of dissemination of information and communications relating to the Company. The board assumes the duty to promptly provide the markets with accurate and reliable information, especially in connection with the shareholding structure, any substantial amendments to the rules of governance, related-party transactions of particular importance and treasury stock.

(c)	Approval of the financial information that the Company must make public on a periodic basis based on its status as a listed company.

(d)	Preparation of the annual accounts and presentation to the general shareholders’ meeting.

(e)

Supervision and assurance of the integrity of the internal information and control systems and of the accounting and financial information systems, including operational and financial control and compliance with applicable law.

(f)

Upon a proposal from the audit committee, approval of the proposal of direction and the annual work programme for internal audit, ensuring that internal audit activities are primarily focused on the Company’s significant risks, and supervision of the implementation of this annual programme, after the prior involvement of the audit committee and the risk supervision, regulation and compliance committee.

(g)	Calling the general shareholders’ meeting and preparing the agenda and proposed resolutions.

(h)

Approval of investments or transactions of any kind that, due to their elevated amount or special features, are strategic in nature or entail a significant tax risk, unless such approval must be given by the shareholders at a general shareholders’ meeting, pursuant to the provisions of article 20 of the Bylaws.

(i)

Authorisation for the creation or acquisition of interests in special purpose entities or entities registered in countries or territories considered to be tax havens, and any other transactions or operations of a similar nature that, due to the complexity thereof, might impair the transparency of the Company and its Group.

(j)	Determination of its organisation and operation and, specifically, approval and amendment of these rules and regulations.

(k)

Oversight, control and periodic evaluation of the effectiveness of the corporate governance and internal governance system and of the regulatory compliance policies, as well as adoption of appropriate measures to remedy any deficiencies thereof.

(l)

Design and supervision of the director selection policy, which shall include the diversity policy and objectives and the suitability policy, and of the succession plan for the directors (including those applicable to the chairman and to the chief executive officer) and for the other members of senior management, pursuant to the provisions of article 29 of these rules and regulations.

(m)	Selection, appointment on an interim basis (co-option) and continued evaluation of directors.

(n)

Selection, appointment and, if applicable, removal of the other members of senior management and heads of the internal control functions and other key positions at the Company, as well as effective supervision thereof through oversight of the management activity and continued evaluation of such officers.

(o)

Approval of the remuneration to which each director is entitled, within the framework of the provisions of the Bylaws and of the director remuneration policy approved by the shareholders at the general shareholders’ meeting.

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(p)

Approval of the contracts governing the performance by directors of duties other than those inherent in their capacity as such and the remuneration to which they are entitled for the performance of additional duties other than the duties of supervision and collective decision-making that they discharge in their capacity as mere members of the board.

(q)

Definition of the basic conditions of senior management contracts, as well as approval of the remuneration of the latter and the key elements of the remuneration of those other officers or employees who, although not part of senior management, assume risks or are assigned to the Company’s control functions (i.e., internal audit, risk or compliance) or receive a global remuneration that takes them on the same remuneration bracket as senior managers and risk takers and whose professional activities have a material impact on the Group’s risk profile (all of whom comprise, together with senior management and the Company’s board of directors, the “Identified Staff”, which will be defined at any given time in accordance with applicable regulations).

(r)

Approval of related-party transactions in accordance with the provisions of article 40 of these rules and regulations, except in cases in which such power is legally vested in the shareholders acting at a general meeting.

(s)

Authorisation or waiver of the obligations arising from the duty of loyalty provided for in article 36 of these rules and regulations, except in cases in which such power is legally vested in the shareholders acting at a general meeting.

(t)	Preparation of any kind of report required of the board of directors by law, as long as the transaction covered by the report may not be delegated.

(u)	Exercise of such powers as the shareholders acting at a general meeting have delegated to the board of directors, unless the shareholders have expressly authorised the board to delegate them in turn.

(v)	And those specifically provided for in these rules and regulations.

The powers set out in points (a)(vii) second paragraph (only where related to transactions that do not need a report from the audit committee pursuant to article 17.4.(h) below), (c), (h), (i), (j) and (r) above may be exercised by the executive committee whenever advisable for reasons of urgency, with a subsequent report thereof to the board for ratification, at the first meeting thereafter held by it.

During 2017 the executive committee took action relating to various areas of the bank and the Group and dealt with matters relating to the following, among others:

•	Chairman information: the chairman of the board of directors, who also chairs the executive committee, regularly reported on certain aspects relating to Group management and institutional issues.

•

Corporate transactions: the committee analysed and, where applicable, approved corporate transactions carried out by the Group (investments and divestments, joint ventures, capital transactions, etc.).

•

Risks: the committee was regularly informed about the risks facing the Group and, within the framework of the risk governance model, made decisions about transactions that must be approved by it due to their amount or relevance.

•

Subsidiaries: the committee received reports on the performance of the various units and, in line with current internal procedures, it authorised transactions and appointments of directors of subsidiaries.

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•	Capital and liquidity: the committee received frequent information on the performance of capital ratios and of the measures being used to optimise them, in addition to reviewing regulatory plans.

•

Activities with supervisors and regulatory matters: the committee was regularly informed of the initiatives and activities of supervisors and regulators, in addition to projects in order to ensure compliance with its recommendations and regulatory changes.

•	Earnings: the committee was also kept up to date on Group earnings, and their impact on investors and analysts.

•

Other matters: the committee was kept continuously and fully informed of the performance of the various business areas of the Group, through the management reports or specific reports on determined subjects submitted thereto. It was also informed of various projects relating to the transformation and development of the Group’s culture (Simple, Personal and Fair).

Indicate whether the composition of the executive committee reflects the participation within the board of the different types of directors.

Yes  ☐             No  ☒

Pursuant to article 16.2 of the Rules and Regulations of the Board, “the board of directors shall endeavour to ensure that the size and qualitative composition of the executive committee conform to standards of efficiency and reflect the guidelines for determining the composition of the board.”

The executive committee is a basic instrument in the corporate governance at the Bank and its Group and, given the nature of the executive committee and its general delegated powers, driven by the objective of rationalise and seek efficiency when taking decisions, the board considers it sufficient to use the efficiency criteria set out in article 16.2. of the Rules and Regulations of the Board and include the executive directors on the committee without discounting the participation of external directors, and particularly, independents, seeking to ensure that its composition reflects, as far as possible, the composition of the board.

Although the composition of the executive committee is not identical to that of the board, the bank considers that it complies with the spirit of recommendation 37 of the Good Governance Code of Listed Companies and does not consider it advisable to increase the number of the members of the executive committee solely to facilitate the composition of that committee being identical to the board in terms of the represented categories, since this would mitigate the agility and frequency of the decisions taken by the executive committee. The bank therefore considers the composition of the executive committee to be balanced and it consists of seven directors, three executive directors and four non-executive or external directors, of which two are independent and two are neither proprietary nor independent such that the number of executive directors is not higher than the number of external or non-executive directors. Further, the executive committee informs the board on a timely basis of its activities and the resolutions adopted in accordance with the authority delegated by the board, which is the essential core of the Bank’s management and supervision.

Following the resignation of Mr Matías Rodríguez Inciarte at year-end 2017, the composition of the executive committee offers a more accurate reflection of the participation of the different types of director on the board.

Furthermore, pursuant to article 16.7 of the Rules and Regulations of the Board, “all members of the board who are not members of the executive committee may attend the meetings of the latter at least twice a year, for which purpose they shall be called by the chairman”. In this respect, as stated in section C.1.30 above, in 2017 non-executive members regularly took part in executive committee meetings. In particular, non-executive committee members attended an average of 10.9 meetings out of a total of 47 meetings in 2017.

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Finally, and in accordance with the bylaws (articles 45.1 and 5) and the Rules and Regulations of the Board (articles 12.1 and 3) the secretary to the second committee is the secretary to the Board of Directors.

AUDIT COMMITTEE

Name	Position	Type

Ms Belén Romana García	Chairman	Independent non-executive director

Ms Homaira Akbari	Member	Independent non-executive director

Mr Carlos Fernández González	Member	Independent non-executive director

Mr Ramiro Mato García-Ansorena	Member	Independent non-executive director

Mr Jaime Pérez-Renovales	Secretary	Non-director

% of proprietary directors	0%
% of independent directors	100%
% of other non-executive directors	0%

Explain the committee’s duties, describe the procedure and organisational and operational rules and summarise the main actions taken during the year.

The committee is regulated by article 53 of the bylaws and article 17 of the Rules and Regulations of the Board.

Article 53 of the bylaws:

1. The audit committee shall consist of a minimum of three directors and a maximum of nine, all of whom shall be external or non-executive, with independent directors having majority representation.

2. The board of directors shall appoint the members of the audit committee taking into account their knowledge, skills and experience in the areas of accounting.auditing or risk management, such that, as a whole, the audit committee has the appropriate technical knowledge regarding the Company’s sector of activity.

3. The audit committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit committee shall be replaced every four years, and may be re-elected once after the passage of one year from the date on which his term of office expired.

4. The audit committee shall have at least the following powers and duties:

i)

Have its chairman and/or secretary report to the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers and, in particular, regarding the result of the audit, explaining how such audit has contributed to the integrity of the financial information and the role that the committee has performed in the process.

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ii)

Supervise the effectiveness of the Bank’s internal control and internal audit, and discuss with the external auditor any significant weaknesses detected in the internal control system during the conduct of the audit, all without violating its independence. For such purposes, if applicable, the audit committee may submit recommendations or proposals to the board of directors and set the corresponding period for compliance therewith.

iii)	Supervise the process of preparation and submission of regulated financial information and submit recommendations or proposals intended to safeguard its integrity to the board of directors.

iv)

Propose to the board of directors the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable law, as well as the terms of its engagement, and regularly gather information therefrom regarding the audit plan and the implementation thereof, in addition to preserving its independence in the performance of its duties.

v)

Establish appropriate relations with the external auditor to receive information on those issues that might entail a threat to its independence, for examination by the audit committee, and on any other issues relating to the financial statements audit process, and, when applicable, the authorisation of services other than those which are prohibited, under the terms established in the law applicable to the activity of audit of accounts, as well as maintain such other communication as is provided for therein

vi)

In any event, the audit committee shall receive annually from the external auditor written confirmation of its independence in relation to the Company or to entities directly or indirectly related thereto, as well as detailed and individualized information regarding additional services of any kind provided by the aforementioned auditor, or by persons or entities related thereto, and the fees received by such entities pursuant to the provisions in the law on the activity of audit of accounts.

vii)

Issue, on an annual basis and prior to the issuance of the auditor’s report, a report stating an opinion on whether the independence of the external auditor is compromised. Such report shall, in all cases, contain a reasoned evaluation regarding the provision of each and every one of the additional services mentioned in subsection (v) above, considered individually and as a whole, other than of legal audit and with relation to the rules on independence or to the law on the activity of audit of accounts.

viii)	Previously report to the board of directors regarding all the matters established by law, the bylaws and in the rules and regulations of the board, and in particular regarding:

a)	the financial information that the company must publish from time to time;

b)	the creation or acquisition of interests in special-purpose entities or with registered office in countries or territories that are considered tax havens; and

c)	related-party transactions.

The provisions in paragraphs (iv), (v) and (vi) are without prejudice to the law on auditing of accounts.

5. The audit committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Company’s personnel shall, when so required, attend the meetings of the audit committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit committee may also require that the external auditor attend such meetings. One of its meetings shall be devoted to preparing the information within the committee’s scope of authority that the board is to approve and include in the annual public documents.

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6. Meetings of the audit committee shall be validly held when at least one half of its members are present in person or by proxy. The committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have a tie-breaking vote. The committee members may grant a proxy to another member. The resolutions of the audit committee shall be recorded in a minute book, and every one of such minutes shall be signed by the chairman and the secretary.

7. The rules and regulations of the board shall further develop the rules applicable to the audit committee established in this article

Article 17 of the Rules and Regulations of the Board:

1.	The audit committee shall consist of a minimum of three and a maximum of nine directors, all of whom shall be external or non-executive, with independent directors having majority representation.

2.

The board of directors shall appoint the members of the audit committee taking into account their knowledge, qualifications and experience in the areas of finance, accounting, auditing, internal control, information technology, business or risk management, such that, as a whole, the audit committee has the appropriate technical knowledge regarding the Company’s sector of activity.

3.

The audit committee shall in any case be presided over by an independent director who is a financial expert and is therefore knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit committee shall be replaced every four years, and may be re-elected after the passage of one year from the end of his preceding term.

4.	The audit committee shall have the following functions and any others provided for by applicable law:

a)

Have its chairman and/or secretary report to the shareholders at the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers and, specifically, regarding the results of the audit, explaining how such audit has contributed to the integrity of the financial information and the role that the committee has played in such process.

b)

Review the accounts of the Company and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles, and report on the proposals for alterations to the accounting principles and standards suggested by management.

c)	In connection with the Company’s external auditor:

(i)	With respect to the appointment thereof, the audit committee shall have the following powers:

(1)

Submit to the board of directors the proposals for selection, appointment, re-election and replacement of the external auditor, assuming responsibility for the selection procedure established by applicable law, as well as the terms of the contract therewith. The committee shall favour the Group’s external auditor also assuming responsibility for auditing the companies making up the Group.

(2)

Ensure that the Company gives public notice of the change of external auditor in the form of a material fact (hecho relevante), attaching to such notice a statement regarding the possible existence of disagreements with the outgoing external auditor and, if any have existed, regarding the content thereof, and in the event of resignation of the external auditor, examine the circumstances giving rise thereto.

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(ii)	With respect to the conduct of the audit, the audit committee shall:

(1)

Establish appropriate relationships with the external auditor in order to receive information regarding matters that might entail a threat to its independence, for examination by the committee, as well as any other information related to the development of the auditing procedure and such other communications as are provided for in the laws on auditing of accounts and in audit regulations; serve as a channel of communication between the board and the external auditor, assessing the results of each audit and the response of the management team to its recommendations, and acting as a mediator in the event of disagreement between the board and the external auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavour to ensure that the accounts ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications, pursuant to the provisions of article 42.5 below.

(2)	Regularly gather information from the external auditor regarding the audit plan and the implementation thereof.

(3)	Periodically evaluate the scope of the audit and the frequency with which the consolidated financial statements of the Group are subject to external audit.

(4)

Supervise the fulfilment of the audit contract, endeavouring to ensure that the opinion on the annual accounts and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

(5)	Ensure that the external auditor attends the meetings of the board of directors provided for in article 42.1 in fine of these rules and regulations.

(6)	Ensure that the external auditor issues a report with respect to the internal control over financial reporting system.

(7)	Verify that senior management and the board take into account the conclusions and recommendations of its reports.

(8)

Perform a final evaluation of the actions of the auditor and how it has contributed to the integrity of the financial information, including, among other parameters, its knowledge of the business; the frequency and quality of its communications; the opinion that key persons in the Company’s management have of them, especially in the internal audit area; the public results of the auditor’s quality controls; and the transparency reports; and, if applicable, report to the board of directors on any significant aspects of said evaluation.

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(iii)

And with respect to the independence of the auditor and the provision of services other than audit work, the audit committee shall ensure that the Company and the external auditor comply with applicable regulations regarding the provision of such services, the limits on concentration of the external auditor’s business and, in general, all other regulations governing the external auditor’s independence, collecting for this purpose the information needed to assess the independence thereof from sources inside or outside of the Company and approving internal policies of the Company regarding personal situations and prohibiting the provision of certain services by the auditor, the approval of the provision of non-audit services, and regarding compliance with prohibitions after the audit work has been completed. For purposes of ensuring the independence of the external auditor, the audit committee shall take note of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure. And, specifically, it shall ensure that the remuneration of the external auditor for its work does not compromise the quality or independence thereof, shall establish an indicative limit on the fees to be received by the external auditor for non-audit services, and shall verify the percentage that the fees paid for any and all reasons represent out of the total income of the audit firm, as well as the seniority of the partner who leads the audit team in the provision of such services to the Company.

In addition, the approval of the audit committee shall be needed prior to any decision to contract services other than audit work that are not forbidden by applicable regulations, following an appropriate evaluation of any threats to the independence and of the safeguards applied as provided by such regulations.

In any event, the audit committee should annually receive from the external auditor written confirmation of the latter’s independence versus the Company or institutions directly or indirectly related to the Company, as well as detailed and itemised information on additional services of any kind provided by the aforementioned auditor or by persons or institutions related thereto and the fees received from such entities, pursuant to the regulations governing the auditing of accounts.

Likewise, prior to the issuance of the external auditor’s report, the committee shall annually issue a report expressing an opinion on whether the independence of the external auditor is compromised. Such report shall in any event contain a reasoned evaluation of each and every one of the additional services mentioned in the preceding paragraph, taken both individually and as a whole, other than legal audit services, and in connection with the rules on independence or with the regulations governing the auditing of accounts.

d)	Supervise the internal audit function and, specifically:

(i)	Propose the selection, appointment and withdrawal of the officer responsible for internal audit;

(ii)	Ensure the independence and effectiveness of the internal audit function;

(iii)	Ensure that the internal audit function has the physical and human resources needed for the performance of its work and propose the budget for this service;

(iv)	Receive periodic information regarding the activities thereof and review the annual activities report;

(v)

Annually assess the function of the internal audit unit and the performance of its leading officer, which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof; and

(vi)	Verify that senior management and the board take into account the conclusions and recommendations set forth in its reports.

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e)	Supervise the financial reporting process and the internal control systems. In particular, the audit committee shall:

(i)

supervise the process of preparing and presenting the required financial information relating to the Company and the Group, including related non-financial information, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of the scope of consolidation and the correct application of accounting standards, ensuring that this information is always up to date on the Company’s website;

(ii)	supervise the effectiveness of the internal control systems, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed; and

(iii)	discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.

As a consequence of its activities, the audit committee may submit recommendations or proposals to the board of directors.

In any event, the performance of the functions established herein shall not affect the independence of the internal audit function.

f)	Report to the board, in advance of its adoption of the corresponding decisions, regarding:

(i)	The financial information that the Company must periodically make public, ensuring that such information is prepared in accordance with the provisions of article 41.2 of these rules and regulations.

(ii)	The creation or acquisition of interests in special purpose entities or entities registered in countries or territories that are considered to be tax havens.

(iii)	The approval of related-party transactions provided for in article 40 below.

(g)

Become apprised of and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted thereto by the office of the general secretary of the Company. The committee shall also:

(i)	Receive, deal with and keep a record of the claims received by the Bank on matters related to the process for generating financial information, auditing and internal controls.

(h)

Establish and supervise a mechanism whereby Group employees may communicate, confidentially and anonymously, potentially significant irregularities as to matters within its area of authority, especially of a financial and accounting nature.

(i)

Receive information regarding structural and corporate changes planned by the Company, for analysis thereof and for submission of a prior report to the board of directors regarding the financial terms and the accounting impact of any such transactions and, in particular and if applicable, regarding the proposed exchange rate. The foregoing shall not apply to transactions of little complexity and significance to the Group’s activities, including, if applicable, intragroup reorganisation transactions.

(j)

Receive information from the person responsible for the Company’s taxation matters on the tax policies applied, at least prior to the drawing-up of the annual accounts and the filing of the Corporate Tax return, and, where relevant, on the tax consequences of transactions or matters submitted to the board of directors or the executive committee for approval, unless such bodies have been informed directly, in which case this shall be reported to the committee at the first meeting thereafter held by it. The audit committee shall transmit the information received to the board of directors.

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(k)	Evaluate its operation and the quality of its work at least once per year.

(l)	And the other functions specifically provided for in these rules and regulations.

5. The internal audit function of the Bank shall report to the audit committee and shall respond to requests for information that it receives therefrom in the performance of its duties. Notwithstanding the foregoing, the internal audit function, as an independent unit, shall periodically report to the board of directors and, in any event, at least on the occasion of each annual or interim financial reporting date, and shall also have direct access to the board when it deems it appropriate.

6. The audit committee shall approve an annual calendar of meetings, which shall provide for at least four meetings and an annual work programme. In any case, the audit committee shall meet as many times as it is called to meeting upon resolution adopted by the committee itself or by the chairman thereof. The relevant documentation for each meeting (draft agenda, presentations, reports, past meeting minutes and other supporting documentation) shall be provided to the committee members, by mechanisms established for this purpose that ensure the confidentiality of information, 3 days in advance of the date on which the meeting is to be held, unless such deadline cannot be met due to reasons of urgency, in which case the information shall be delivered to the directors as promptly as possible.

7. Any one or more members of the management team or of the Company’s personnel shall attend its meetings, provide the committee with their cooperation and make available thereto such information as they may have in their possession when so required, upon invitation from the chairman and under such terms as may be established thereby. The committee may also request the attendance of the external auditor. One of its meetings shall be devoted to preparing the information within the committee’s scope of authority that the board is to approve and include in the annual public documents.

8. In order to be assisted in the performance of its duties, the committee may hire, through the secretary general, legal, accounting, financial or other expert advisors at the Company’s expense, and provided that the circumstances set forth in paragraphs (a) to (c) of article 32.2 of these rules and regulations are not present.

9. Meetings of the audit committee shall be validly held when at least one-half of its members are present in person or by proxy. The committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have the tie-breaking vote. The committee members may grant a proxy to another member, but none of them may represent more than two members in addition to himself. The resolutions of the audit committee shall be recorded in a minute book, and each set of minutes shall be signed by the chairman and the secretary.

10. The audit committee, through its chairman, shall report on its activities to the board of directors. This reporting process shall be carried out at meetings of the board planned for this purpose. However, if the chairman of the committee deems it necessary based on the urgency and significance of the matters in question, the information shall be given to the board at the first meeting thereof to be held after the meeting of the committee.

Furthermore, the supporting documentation that has been provided to the audit committee shall be made available to all directors and a copy of the minutes of the meetings of said committee shall also be provided to them.

In 2017, none of the members of the audit committee were executive directors.

In 2017, the committee’s composition changed as follows:

On 26 June, the bank’s board of directors, at the proposal of the appointments committee, agreed to appoint Ms Homaira Akbari as member of the audit committee, in place of Mr Juan Miguel Villar Mir, who stepped down as a member of the committee on this same date.

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On 28 November the board of directors of the bank, at the proposal of the appointments committee, agreed to appoint Mr Ramiro Mato García-Ansorena as member of the audit committee, in place of Ms Isabel Tocino Biscarolasaga, who stepped down as director on this same date.

The audit committee issued an activity report for 2017 that was presented by the committee chair to the Board and it contains a summary of the activities it carried out in 2017 (see section C.2.5 below).

During 2017 the audit committee carried out the following activities: (i) review the periodic interim financial information and any other financial information made available to the market or to supervisory organisations during the year, (ii) report favourably on the Group’s annual report, the annual corporate governance report, with respect to its areas of competence, the share registration document and the annual report in 20-F format, (iii) review and provide a favourable opinion of the annual financial statements and the management report of the bank and its Group for 2016, and the condensed interim consolidated financial statements for the first half of 2017, (iv) analyse the reports from the external auditor relating to the individual and consolidated financial statements for 2016, (v) report on the independence of the external auditor and review and approve the contracting of non-audit services, (vi) supervise the Group’s internal audit area, reviewing and approving the internal audit plan for 2017 and evaluating the adequacy and effectiveness of the function when performing its mission, (vii) receiving the report on the internal control system for financial reporting (ICFR) at 31 December 2016, (viii) receive the activity logged in the whistleblowing channel and the Group’s irregularities committees, (ix) review the presence of the Group in offshore territories as well as the information on this topic included in the annual accounts, issuing an specific report, and (x) examine the information relating to related-party transactions contained in the annual report.

Identify the director of the audit committee who has been appointed chairman on the basis of knowledge and experience of accounting or auditing, or both and state the number of years they have been chairman.

Name of director	Ms Belén Romana García
Number of years as chairman	1 year and 8 months

APPOINTMENTS COMMITTEE

Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	Independent non-executive director

Mr Guillermo de la Dehesa Romero	Member	Non-executive director (neither proprietary nor independent)

Mr Ignacio Benjumea Cabeza de Vaca	Member	Non-executive director (neither proprietary nor independent)

Ms Sol Daurella Comadrán	Member	Independent non-executive director

Mr Carlos Fernández González	Member	Independent non-executive director

Mr Jaime Pérez-Renovales	Secretary	Non-director

% of proprietary directors	0%
% of independent directors	60.00%
% of other non-executive directors	40.00%

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Explain the committee’s duties, describe the procedure and organisational and operational rules and summarise the main actions taken during the year.

The appointments committee is regulated by article 54 of the bylaws and article 17 of the Rules and Regulations of the Board.

Article 54 of the bylaws:

1. An appointments committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to appointment and withdrawal of directors on the terms established by law.

2. The appointments committee shall be composed of a minimum of three directors and a maximum of nine, all of whom shall be external or non-executive directors, with independent directors having majority representation.

3. The members of the appointments committee shall be appointed by the board of directors taking into account the directors’ knowledge, skills and experience and the responsibilities of the committee.

4. The appointments committee must in all events be presided over by an independent director.

5. The rules and regulations of the board of directors shall govern the composition, operation and powers and duties of the appointments committee.

Article 18 of the Rules and Regulations of the Board:

1.

The appointments committee shall be composed of a minimum of three and a maximum of nine directors, all of whom shall be external or non-executive, with independent directors having majority representation.

2.

The members of the appointments committee shall be appointed by the board of directors, taking into account the directors’ knowledge, qualifications and experience and the responsibilities of the committee.

3.	The appointments committee shall in any case be presided over by an independent director.

4.	The appointments committee shall have the following functions:

(a)

Propose and review the director selection policy, which shall include the diversity policy and objectives and the suitability policy, and the succession plan approved by the board and the internal criteria and procedures to be followed in order to select those persons who will be proposed to serve as directors, as well as for the continuous evaluation of directors, reporting on such continuous evaluation. In particular, the appointments committee shall:

(i)

Evaluate the balance among the components of knowledge, capabilities, qualifications, diversity and experience that are required and existing on the board of directors and prepare the respective matrix of capabilities and the description of duties and qualifications required for each specific appointment, assessing the time and dedication needed for appropriate performance of the duties of director.

(ii)	Receive, for subsequent consideration, any proposals of potential candidates to cover vacancies that the directors may submit.

(iii)

Conduct a periodic review, at least once per year, of the structure, size, composition and activities of the board of directors, the operation of and compliance with the director selection policy and the succession plan, making recommendations to the board regarding possible changes.

(iv)

Conduct a periodic review, at least once per year, of the fitness and properness of the different members of the board of directors and of the board as a whole and report to the board of directors accordingly.

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(v)

Establish, in line with the provisions of article 6.1 of these rules and regulations, a goal for representation of the less-represented gender on the board of directors and prepare guidelines as to how to increase the number of persons of that less-represented gender in order to reach such target. The target, the guidelines and the application thereof shall be published as provided by applicable law.

(b)

Apply and supervise the succession plan for the directors approved by the board of directors, working in coordination with the chairman of the board or, for purposes of the succession of the chairman, with the lead director. In particular, examine or organise the succession of the chairman and of the chief executive officer pursuant to article 29 of these rules and regulations.

(c)

Prepare, by following standards of objectiveness and conformance to the corporate interest, taking into account the director selection policy and the succession plan and assessing the fitness and properness of the potential candidates and, in particular, the existence of possible conflicts of interest, independence of mind and time commitment, the reasoned proposals for appointment, re-election and ratification of directors provided for in section 2 of article 26 of these rules and regulations, any proposals for removal of directors, as well as proposals for appointment of the members of each of the committees of the board of directors. It shall also prepare the proposals for the appointment of positions on the board of directors and its committees, following the same aforementioned standards.

(d)

Annually verify the classification of each director (as executive, proprietary, independent or other) for the purpose of the confirmation or review thereof at the ordinary general shareholders’ meeting and in the annual corporate governance report.

(e)	Report on proposals for appointment or withdrawal of the secretary of the board and, if applicable, the vice secretary, prior to submission thereof to the board.

(f)

Propose and review the policies and internal procedures for the selection and continuous evaluation of members of senior management and other employees responsible for internal control functions or who hold key positions for the day-to-day conduct of banking activities, as well as the succession plan for such executive officers, report on their appointment and withdrawal from office and their continuous evaluation in implementation of such procedures, and make any recommendations it deems appropriate.

(g)

Ensure compliance by the directors with the duties prescribed in article 36 of these rules and regulations, prepare the reports provided for therein, and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of noncompliance with the abovementioned duties or with the code of conduct of the Group in the securities markets

(h)

Examine the information provided by the directors regarding their other professional obligations and assess whether such obligations might interfere with the dedication required of directors for the effective performance of their work.

(i)	Evaluate its operation and the quality of its work at least once per year.

(j)	Report on the process of self-evaluation of the board and of the members thereof and assess the independence of the external consultant hired pursuant to article 24.7 of these rules and regulations.

(k)	Report on and supervise the application of the policy for planning the succession of the Group and any amendments thereto.

(l)	The other functions specifically provided for in these rules and regulations and any others assigned to the committee by applicable law.

5.

In the performance of its duties, the appointments committee shall take into account, to the extent possible and on a continuous basis, the need to ensure that decision-making at the board of directors is not monopolised by one person or a reduced number of persons in a manner such that the interests of the Company as a whole may be prejudiced as a result.

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6.

The chairman and any director may make suggestions to the committee with respect to matters that fall within the scope of its powers. In addition, the appointments committee shall consult with the chairman and with the chief executive officer, especially on matters relating to the executive directors. Finally, the committee may hire external firms to assist it in the candidate selection process and in its other functions.

7.

The appointments committee shall approve an annual calendar of meetings, which shall provide for at least four meetings and an annual work programme. In any case, the appointments committee shall meet as many times as it is called to meeting upon resolution adopted by the committee itself or by the chairman thereof. Meetings of the committee may be attended by any person from within or outside the Company as is deemed fit. The relevant documentation for each meeting (draft agenda, presentations, reports, past meeting minutes and other supporting documentation) shall be provided to the committee members, by mechanisms established for this purpose that ensure the confidentiality of information, 3 days in advance of the date on which the meeting is to be held, unless such deadline cannot be met due to reasons of urgency, in which case the information shall be delivered to the directors as promptly as possible.

8.

Any one or more members of the management team or of the Company’s personnel shall attend the meetings of the appointments committee, provide the committee with their cooperation and make available thereto such information as they may have in their possession when so required, upon invitation from the chairman and under such terms as may be established thereby.

9.

In order to be assisted in the performance of its duties, the committee may hire, through thesecretary general, legal, accounting, financial or other expert advisors at the Company’s expense, and provided that the circumstances set forth in paragraphs (a) to (c) of article 32.2 of these rules and regulations are not present.

10.

Meetings of the appointments committee shall be validly held when more than one-half of its members are present in person or by proxy. The appointments committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have the tie-breaking vote. The committee members may grant a proxy to another member. The resolutions of the appointments committee shall be recorded in a minute book, and each set of minutes shall be signed by the chairman and the secretary.

11.

The appointments committee, through its chairman, shall report to the board of directors on its activities and work. Furthermore, the supporting documentation that has been provided to the appointments committee shall be made available to all directors and a copy of the minutes of the meetings of said committee shall also be provided to them.

In 2017, none of the members of the appointments committee were executive directors and there were no changes in its composition.

The appointments committee issued an activity report for 2017 that was presented by the committee chairman to the Board and contains a summary of the activities carried out by the committee in 2017 (see section C.2.5 below).

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During 2017 the appointments committee carried out the following activities: (i) propose the appointment of the director that was designated in 2017, directing the relevant selection process, (ii) propose the appointment of the new members of the Board committees, (iii) verify the character of each director, making the relevant proposal to the board, (iv) evaluate the suitability of the members of the board and the board as a whole, as well as the senior management (senior executive vice presidents and similar officers, including the heads of internal control and the persons holding key posts with respect to the daily development of the Group’s banking business), (v) review the succession policy at Santander Group, and (vi) report the appointments of the members of senior management that took place in 2017. Further, in 2018 it reported on the results of the self-assessment by the board and its members carried out in the fourth quarter of 2017 with the support of an external firm, whose independence was verified by the committee.

REMUNERATION COMMITTEE

Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	Independent non-executive director

Mr Guillermo de la Dehesa Romero	Member	Non-executive director (neither proprietary nor independent)

Mr Ignacio Benjumea Cabeza de Vaca	Member	Non-executive director (neither proprietary nor independent)

Ms Sol Daurella Comadrán	Member	Independent non-executive director

Mr Carlos Fernández González	Member	Independent non-executive director

Mr Jaime Pérez-Renovales	Secretary	Non-director

% of proprietary directors	0%
% of independent directors	60.00%
% of other non-executive directors	40.00%

Explain the committee’s duties, describe the procedure and organisational and operational rules and summarise the main actions taken during the year.

The remuneration committee is regulated by article 54 bis of the bylaws and article 19 of the Rules and Regulations of the Board.

Article 54 bis of the bylaws:

1. A remuneration committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to remuneration on the terms established by law.

2. The remuneration committee shall be composed of a minimum of three directors and a maximum of nine, all of whom shall be external or non-executive directors, with independent directors having majority representation.

3. The board of directors shall appoint the members of the remuneration committee taking into account the directors’ knowledge, skills and experience and the responsibilities of the committee.

4. The remuneration committee must in all events be presided over by an independent director.

5. The rules and regulations of the board of directors shall govern the composition, operation and powers and duties of the remuneration committee.

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Article 19 of the Rules and Regulations of the Board

1. The remuneration committee shall be composed of a minimum of three and a maximum of nine directors, all of whom shall be external or non-executive, with independent directors having majority representation.

2. The members of the remuneration committee shall be appointed by the board of directors, taking into account the directors’ knowledge, qualifications and experience and the responsibilities of the committee.

3. The remuneration committee shall in any case be presided over by an independent director.

4. The remuneration committee shall have the following functions:

(a)

Prepare and propose the decisions relating to remuneration that the board of directors must adopt, including those that have an impact on the Company’s risk and risk management. In particular, the remuneration committee shall propose:

(i)

The director remuneration policy, preparing the required reasoned report on such remuneration policy as provided by article 34 of these rules and regulations as well as the annual remuneration report provided for in article 35 below.

(ii)	The individual remuneration of the directors in their capacity as such.

(iii)	The individual remuneration of the directors for the performance of duties other than those in their capacity as such, and other terms of their contracts.

(iv)	The remuneration policy applicable to members of senior management in compliance with the provisions of law.

(v)	The basic terms of the contracts and the remuneration of the members of senior management.

(vi)	The key elements of the remuneration of those other officers or employees who, while not members of senior management, are part of the Identified Staff.

(b)

Assist the board in its supervision of the compliance with the remuneration policy for the directors and other members of the Identified Staff, as well as any other Group or Company’s remuneration policies.

(c)

Periodically review the remuneration programmes in order to update them, assessing the appropriateness and performance thereof and endeavouring to ensure that remuneration conforms to standards of moderation and correspondence to the earnings, risk culture and risk appetite of the Company and that it does not offer incentives to assume risks in excess of the level tolerated by the Company, such that it promotes and is consistent with appropriate and effective risk management, for which purposes the remuneration committee shall see that the mechanisms and systems adopted ensure that the remuneration programmes take into account all types of risks and capital and liquidity levels and allow for remuneration to be aligned with the business objectives and strategies, corporate culture and long-term interest of the Company.

(d)

Ensure the transparency of remuneration and the inclusion in the annual report, the annual corporate governance report, the annual remuneration report or other reports required by applicable law of information regarding the remuneration and, for such purposes, submit to the board any and all information that may be appropriate.

(e)	Assess the achievement of performance targets and the need for ex post risk adjustment, including the application of malus and clawback arrangements.

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(f)

Review a number of possible scenarios to test how the remuneration policies and practices react to external and internal events, and, jointly with the risk supervision, regulation and compliance committee, back-test the criteria used for determining the award and the ex ante risk adjustment based on the actual risk outcomes.

(g)	Evaluate its operation and the quality of its work at least once per year.

(h)	And such other functions as are specifically provided for in these rules and regulations or assigned thereto by applicable law.

In the performance of its duties, the remuneration committee shall take into account the long-term interest of shareholders, investors and other Company stakeholders, as well as the public interest.

5. The remuneration committee shall approve an annual calendar of meetings, which shall provide for at least four meetings and an annual work programme. In any case, the remuneration committee shall meet as many times as it is called to meeting upon resolution adopted by the committee itself or by the chairman thereof. Meetings of the committee may be attended by any person from within or outside the Company as is deemed fit. The relevant documentation for each meeting (draft agenda, presentations, reports, past meeting minutes and other supporting documentation) shall be provided to the committee members, by mechanisms established for this purpose that ensure the confidentiality of information, 3 days in advance of the date on which the meeting is to be held, unless such deadline cannot be met due to reasons of urgency, in which case the information shall be delivered to the directors as promptly as possible.

6. The chairman and any director may make suggestions to the committee with respect to matters that fall within the scope of its powers. In addition, the remuneration committee shall consult with the chairman and with the chief executive officer on matters relating to the executive directors and senior officers.

7. Any one or more members of the management team or of the Company’s personnel shall atend the meetings of the remuneration committee, provide the committee with their cooperation and make available thereto such information as they may have in their possession when so required, upon invitation from the chairman and under such terms as may be established thereby.

8. In order to be assisted in the performance of its duties, the committee may hire, through the secretary general, legal, accounting, financial or other expert advisors at the Company’s expense, and provided that the circumstances set forth in paragraphs (a) to (c) of article 32.2 of these rules and regulations are not present.

9. Meetings of the remuneration committee shall be validly held when more than one-half of its members are present in person or by proxy. The remuneration committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have the tie-breaking vote. The committee members may grant a proxy to another member. The resolutions of the remuneration committee shall be recorded in a minute book, and each set of minutes shall be signed by the chairman and the secretary.

10. The remuneration committee, through its chairman, shall report to the board of directors on its activities and work. Furthermore, the supporting documentation that has been provided to the remuneration committee shall be made available to all directors and a copy of the minutes of the meetings of said committee shall also be provided to them.

In 2017, none of the members of the remuneration committee were executive directors. With regard to the changes in the composition of the committee during the year, on 28 November 2017, the board of directors of the bank, at the proposal of the appointments committee, nominated Mr Carlos Fernández González as a committee member to replace Ms Isabel Tocino Biscarolasaga, who stepped down as director at the same date.

The committee issued an activity report for 2017 that was presented by the committee chairman to the Board and contains a summary of the activities performed in 2017 (see section C.2.5 below).

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During 2017 the remuneration committee carried out the following activities: (i) propose a director remuneration policy to the board, preparing the required report on that policy and the annual remuneration report, (ii) propose individual remuneration for executive directors to the Board, (iii) propose a remuneration policy for general directors and other members of senior management to the board and ensure that it is observed, and (iv) propose to the Board the essential elements of compensation for other directors that, while not pertaining to senior management, are assigned to the company’s internal control tasks (internal audit, risk management and compliance) or which receive significant remuneration, particularly variable amounts, and whose activities may have a relevant impact on the assumption of risks by the Group.

RISK SUPERVISION, REGULATION AND COMPLIANCE COMMITTEE

Name	Position	Type

Mr Bruce Carnegie-Brown	Chairman	Independent non-executive director

Mr Guillermo de la Dehesa Romero	Member	Non-executive director (neither proprietary nor independent)

Mr Ignacio Benjumea Cabeza de Vaca	Member	Non-executive director (neither proprietary nor independent)

Ms Esther Giménez-Salinas i Colomer	Member	Independent non-executive director

Mr Ramiro Mato García-Ansorena	Member	Independent non-executive director

Ms Belén Romana García	Member	Independent non-executive director

Mr Jaime Pérez-Renovales	Secretary	Non-director

% of proprietary directors	0%
% of independent directors	66.66%
% of other non-executive directors	33.33%

Explain the committee’s duties, describe the procedure and organisational and operational rules and summarise the main actions taken during the year.

The risk supervision, regulation and compliance committee is regulated by article 54.ter of the bylaws and article 20 of the Rules and Regulations of the Board.

Article 54 ter of the bylaws:

1. A risk supervision, regulation and compliance committee shall be established and entrusted with general powers to support and advise the board of directors in its risk control and oversight duties, in the definition of the risk policies of the Group, in relations with supervisory authorities and in compliance matters.

2. The risk supervision, regulation, and compliance committee shall consist of a minimum of three and a maximum of nine directors, all of whom shall be external or non-executive, with independent directors having majority representation.

3. The members of the risk supervision, regulation and compliance committee shall be appointed by the board of directors, taking into account the directors’ knowledge, skills and experience and the tasks of the committee.

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4. The risk supervision, regulation and compliance committee must in all events be presided over by an independent director.

5. The rules and regulations of the board shall govern the composition, operation and powers of the risk supervision, regulation and compliance committee.

Article 20 of the Rules and Regulations of the Board.

1. The risk supervision, regulation and compliance committee shall consist of a minimum of three and a maximum of nine directors, all of whom shall be external or non-executive, with independent directors having majority representation.

2. The members of the risk supervision, regulation and compliance committee shall be appointed by the board of directors taking into account the directors’ knowledge, qualifications and experience and the responsibilities of this committee.

3. The risk supervision, regulation and compliance committee shall in any case be presided over by an independent director. In identifying the candidates to said chairmanship the fact that they are not chairman of the board or of the appointments committee, the remuneration committee or the audit committee shall be particularly valued.

4. The risk supervision, regulation and compliance committee shall have the following functions and any others provided for by applicable law:

(a)

Support and advise the board in defining and assessing risk policies affecting the Group and in determining the current and future risk appetite and the strategy and culture in this area, including proposing appropriate changes in view of internal or external circumstances affecting the Group.

The Group’s risk policies shall include:

(i)

The identification of the various types of financial and non-financial risk (operational, technological, tax, legal, social, environmental, political, reputational, and compliance and behavioural, among others) that the Company faces, including, among financial or economic risks, contingent liabilities and others which are off-balance sheet;

(ii)	The setting of the risk appetite and limits that the Company deems acceptable;

(iii)	The measures planned to mitigate the impact of identified risks in the event that they materialise; and

(iv)	The information and internal control systems that will be used to control and manage such risks, including tax risks.

(b)

Assistance to the board in monitoring the implementation of the risk strategy, appetite and limits that have been set, and the alignment thereof with the strategic plans objectives, and corporate culture and values of the Group.

(c)	Assistance to the board in approving the capital and liquidity strategy and supervision of the application thereof.

(d)

Ensuring that the pricing policy for the assets, liabilities and services offered to customers is fully aligned with the Company’s business model, risk appetite and risk strategy. If such is not the case, the committee shall submit to the board of directors a plan for the correction of such policy.

(e)	Knowing and assessing the risks arising from the macroeconomic context and from the economic cycles within which the Company and its Group carry out their activities.

(f)	Systematic review of exposure to principal customers, economic sectors of activity, geographic areas and risk types.

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(g)	Supervising the risk function, and particularly:

(i)	Report on the appointments committee’s proposals for the designation of the head of the risk function (chief risk officer or CRO);

(ii)	Ensure the independence and effectiveness of the risk function;

(iii)	Ensure that the risk function has the physical and human resources needed for the performance of its work;

(iv)	Receive periodic information regarding the activities thereof, which shall include potential deficiencies detected and breaches of the established risk limits; and

(v)

Annually evaluate the risk function and the performance of the head of the risk function (chief risk officer or CRO), which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof.

(h)

Support and assistance to the board in the performance of stress tests by the Company, in particular by assessing the scenarios and assumptions to be used in such tests, evaluating the results thereof and analysing the measures proposed by the risk function as a consequence of such results.

(i)

Knowing and assessing management tools, improvement initiatives, advancement of projects and any other relevant activity relating to the control of risks, including the policy on internal risk models and the internal validation thereof.

(j)

Cooperating in establishing rational remuneration policies and practices. For such purpose, the risk supervision, regulation and compliance committee shall examine, without prejudice to the duties of the remuneration committee, whether the incentive policy contemplated in the remuneration system takes risk, capital, liquidity and the likelihood and opportunity of earnings into consideration, and, jointly with the remuneration committee, back-test the criteria used for determining the award and the ex ante risk adjustment based on the actual risk outcomes.

(k)	Supervising the compliance function, and particularly:

(i)	Report on the appointments committee’s proposals for the designation of the head of the compliance function (chief compliance officer or CCO);

(ii)	Ensure the independence and effectiveness of the compliance function;

(iii)	Ensure that the compliance function has the physical and human resources needed for the performance of its work;

(iv)	Receive periodic information regarding the activities thereof;

(v)

Regularly evaluate the operation of the Company’s compliance programme, the governance rules and the compliance function, making the proposals required for the improvement thereof, and annually evaluate the performance of the head of the compliance function (chief compliance officer or CCO), which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof..

It will also supervise the operation of and compliance with the criminal risk prevention model approved by the board in accordance with article 3.2 of these rules and regulations. For the performance of the latter function, the committee will have individual powers of initiative and control. That includes, without limitation, the faculty to obtain any information which it deems appropriate and to summon any director or employee of the Group, including, in particular, the head of the compliance function and the different committees that, where appropriate, exist in this area to evaluate their performance, as well as the faculty to initiate and direct the internal investigations that it deems necessary about the facts related to the possible non-performance of the criminal risk prevention model.

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Moreover, the committee will evaluate periodically the operation of the prevention model and its effectiveness in the prevention or mitigation of the commission of crimes, using external advise when considered appropriate, and will propose to the board of directors any changes to the criminal risk prevention model and, in general, to the compliance program that it deems appropriate in view of that evaluation.

(vi)

Report on the approval of and changes to the compliance policy, the general code of conduct, the manuals and procedures for the prevention of money laundering and financing of terrorism and for other codes and industry regulations, which must be approved by the board of directors, ensuring the proper alignment thereof with the corporate culture, and supervise compliance therewith;

(vii)

Establish and supervise a mechanism that allows the staff of the Group to confidentially and anonymously report actual or potential breaches of regulatory or internal governance requirements, with specific procedures for receiving reports and the tracking thereof, ensuring proper protection for the staff member.

(viii)	Receive information and, if applicable, issue reports on disciplinary measures for members of senior management; and

(ix)	Supervise the adoption of actions and measures that result from the reports issued or the inspection proceedings carried out by the administrative authorities in charge of supervision and control.

(l)

Supervise the strategy for communication and relations with shareholders and investors, including small and mid-sized shareholders, as well as supervise and evaluate relationship processes with stakeholders.

(m)

Support and advise the board in relation to corporate governance and internal governance policy of the Company and its Group, as well as in relation to the periodic evaluation of the adequacy of the Company’s corporate governance system, with the purpose of fulfilling its mission of promoting social interest and of taking into account, as appropriate, the legitimate interests of the stakeholders.

(n)	Support and advise the board regarding relations with supervisors and regulators in the various countries where the Group operates.

(o)	Track and evaluate rule-making proposals and regulatory changes that may be applicable and of any possible consequences for the Group.

(p)	Report on any proposed amendments to these rules and regulations prior to the approval thereof by the board of directors.

(q)	Evaluate its operation and the quality of its work at least once per year.

5. The risk and compliance functions shall report to the risk supervision, regulation and compliance committee and shall respond to requests for information that they receive therefrom in the performance of their duties, irrespective of the fact that, as independent units, they periodically report and have direct access to the board of directors as appropriate.

6. The risk supervision, regulation and compliance committee shall approve an annual calendar of meetings, which shall provide for at least four meetings and an annual work programme. In any case, the risk supervision, regulation and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof. The relevant documentation for each meeting (draft agenda, presentations, reports, past meeting minutes and other supporting documentation) shall be provided to the committee members, by mechanisms established for this purpose that ensure the confidentiality of information, 3 days in advance of the date on which the meeting is to be held, unless such deadline cannot be met due to reasons of urgency, in which case the information shall be delivered to the directors as promptly as possible.

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7. Any one or more members of the management team or of the Company’s personnel shall attend the meetings of the risk supervision, regulation and compliance committee, provide the committee with their cooperation and make available thereto such information as they may have in their possession when so required, upon invitation from the chairman and under such terms as may be established thereby.

8. In order to be assisted in the performance of its duties, the committee may hire, through the secretary general, legal, accounting, financial or other expert advisors at the Company’s expense, and provided that the circumstances set forth in paragraphs (a) to (c) of article 32.2 of these rules and regulations are not present.

9. Meetings of the risk supervision, regulation and compliance committee shall be validly held when more than one-half of its members are present in person or by proxy. The risk supervision, regulation and compliance committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have the tie-breaking vote. The committee members may grant a proxy to another member. The resolutions of the risk supervision, regulation and compliance committee shall be recorded in a minute book, and each set of minutes shall be signed by the chairman and the secretary.

10. In order to ensure effective communication and coordination, the risk supervision, regulation and compliance committee may periodically call joint meetings with other committees, in particular, with the remuneration committee and the audit committee, in order to ensure an effective exchange of information and the coverage of all risks.

11. The risk supervision, regulation and compliance committee, through its chairman, shall report on its activities and work to the board of directors. Furthermore, the supporting documentation that has been provided to the risk supervision, regulation and compliance committee shall be made available to all directors and a copy of the minutes of the meetings of said committee shall also be provided to them.

In 2017, none of the members of the risk supervision, regulation and compliance committee were executive directors.

In 2017, the committee’s composition changed as follows:

On 26 June, the bank’s board of directors, at the proposal of the appointments committee, resolved to appoint Ms Esther Giménez-Salinas as member of the committee, in place of Mr Juan Miguel Villar Mir, who stepped down as a member of the committee at the same date.

On 28 November, the board of directors of the bank, also at the proposal of the appointments committee, resolved to appoint Mr Ramiro Mato García-Ansorena as member of the committee, in place of Ms Isabel Tocino Biscarolasaga, who stepped down as director at the same date.

Mr Carlos Fernández González resigned as member of the committee on 28 November and joined the remuneration committee on the same date.

The risk supervision, regulation and compliance committee issued an activity report for 2017 that was presented by the committee chair to the Board and it contains a summary of the activities it carried out in 2017 (see section C.2.5 below).

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During 2017 the risk supervision, regulation and compliance committee carried out the following activities: (i) supervised the risk function, for which it was informed of the main risks to which the Group is exposed and the status of the different risk management and control projects, assisting the board in the definition of risk policies and setting the Group’s risk appetite and strategy, (ii) reviewed the annual capital self-assessment and liquidity plan report, and the Pillar III disclosures report, (iii) supervised the compliance and conduct function, receiving regulator information on different topics, (iv) received information regarding the application and compliance with the Group’s codes of conduct, the Group’s corporate defence model, the corporate system to prevent money laundering and the financing of terrorism and the Group’s policies for sensitive industries, (v) was informed of the implementation of the Group CSR policy, (vi) reported proposed amendments to the Rules and Regulations of the Board that were agreed during the year, (vii) evaluated the adequacy of the bank’s corporate governance system, (viii) was informed by the persons responsible for the research and public policy service regarding the macro-economic environment and the evolution and outlook of the economies and politics in various countries, as well as the main proposed legislation, regulatory changes and matters being debated in the financial sector, (ix) analysed the risks inherent to the main corporate transactions performed by the Group in the financial year and (x) received the most relevant reports issued by the supervisory authorities in Spain and in the other countries in which the Group operates, regularly receiving follow-up reports regarding the main issues.

RESPONSIBLE BANKING, SUSTAINABILITY AND CULTURE COMMITTEE

At its meeting of 13 February 2018, the board of directors approved changes to the Rules and Regulations of the Board which included, amongst others, a new responsible banking, sustainability and culture committee, which is governed by article 21 of said regulation. The purpose of this committee is to assist the board in preparing and reviewing the corporate culture and values and advising on its relations with various stakeholders, especially with employees, customers and communities with which the Group carries out its activities.

At the date of preparation of this report, the board has not determined yet the composition of this committee. However, pursuant to the aforementioned article 21 of the Rules and Regulations of the Board it shall be composed of a minimum of three and a maximum of nine directors, appointed by the board of directors, based on their knowledge, aptitude and experience of the issues within the committee’s remit.

Explain the committee’s duties, describe the procedure and organisational and operational rules and summarise the main actions taken during the year.

The responsible business and sustainability committee is regulated by article 21 of the Rules and Regulations of the Board.

Article 21 of the Rules and Regulations of the Board

1.

The responsible banking, sustainability and culture committee is formed by a minimum of three and a maximum of nine directors. The chairman of the board of directors will also be the chairman of the committee.

The board of directors shall endeavour to ensure that the size and qualitative composition of the responsible banking, sustainability and culture committee conform to standards of efficiency and reflect the guidelines followed in determining the composition of the board.

2.

The members of the responsible banking, sustainability and culture committee shall be appointed by the board of directors taking into account their knowledge, qualifications and experience in the areas for which the committee is responsible.

3.

The purpose of the responsible banking, sustainability and culture committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the responsible business strategy and sustainability issues of the Company and its Group.

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4.	In order to fulfil its purpose, the responsible banking, sustainability and culture committee shall perform the following functions:

(a)

Advice to the board of directors on the formulation of the corporate culture and values, including the strategy on responsible business practices and sustainability, monitoring the strategy and practices in this field, evaluating the level of adherence thereto and considering proposals to the board as to advisable changes to the policies and regulations on responsible business practices and sustainability.

(b)

Advice to the board of directors on the formulation of the Group’s strategy on relations with stakeholders, including, inter alia, employees, customers and communities in which the Group develops its activities.

(c)

Overseeing and monitoring the corporate reputation and engagement with stakeholders in relation to the activities of the committee and the matters for which it is responsible, analysing and reporting to the board of directors on the social, environmental, responsible and ethical behaviour aspects of the Company and its Group and the interests and expectations of their stakeholders in relation thereto.

(d)

Assist the board in the promotion of, and in embedding the corporate culture and values across the Group, monitoring and reporting to the board on the level of adherence across the Group, including liaising:

•	with the remuneration committee in its review of the alignment of the remuneration programmes of the Group with these culture and values; and

•

with the risk supervision, regulation and compliance committee in (i) its review of the alignment of the risk appetite and limits of the Group with these culture and values, (ii) its supervision and evaluation of the strategy for communication and relations with stakeholders, and, particularly, with shareholders and investors, including small and mid-sized shareholders, and (iii) its assessment and evaluation of the Company’s and Group’s non-financial risks.

(e)

Supervise the process of communication of non-financial and diversity information, in accordance with the applicable regulations and international standards of reference, in coordination with the risk supervision, regulation and compliance committee.

(f)

Liaise and coordinate with the committees of the board in relation to issues concerning responsible banking practices and sustainability and ensure that adequate and effective control processes are in place and that risks and opportunities relating to sustainability and responsibility are identified and managed.

(g)

Report periodically to the board of directors on the Company’s and its Group’s performance and the progress made with regard to responsible business practices and sustainability, providing advice in relation to these matters, issuing reports and implementing procedures within its area of responsibility at the request of the board of directors or its chairman.

5.

The responsible banking, sustainability and culture committee shall approve an annual calendar of meetings, which shall provide for at least four meetings. In any case, the responsible banking, sustainability and culture committee shall meet as many times as it is called to meeting upon resolution adopted by the committee itself or by the chairman thereof. Meetings of the committee may be attended by any person from within or outside the Company as is deemed fit. The relevant documentation for each meeting (draft agenda, presentations, reports, past meeting minutes and other supporting documentation) shall be provided to the committee members, by mechanisms established for this purpose that ensure the confidentiality of information, 3 days in advance of the date on which the meeting is to be held, unless such deadline cannot be met due to reasons of urgency, in which case the information shall be delivered to the directors as promptly as possible.

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6.

Meetings of the responsible banking, sustainability and culture committee shall be validly held when more than one-half of its members are present in person or by proxy. The responsible banking, sustainability and culture committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have the tie-breaking vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director. The resolutions of the committee shall be recorded in a minute book, and each set of minutes shall be signed by the chairman and the secretary.

7.

The responsible banking, sustainability and culture committee, through its chairman, shall report to the board of directors on its activities and work. Furthermore, the supporting documentation that has been provided to the responsible banking, sustainability and culture committee shall be made available to all directors and a copy of the minutes of the meetings of said committee shall also be provided to them.

INNOVATION AND TECHNOLOGY COMMITTEE

Name	Position	Type

Ms Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director

Mr José Antonio Álvarez Álvarez	Member	Executive director

Mr Bruce Carnegie-Brown	Member	Independent non-executive director

Mr Rodrigo Echenique Gordillo	Member	Executive director

Mr Guillermo de la Dehesa Romero	Member	Non-executive director (neither proprietary nor independent)

Ms Homaira Akbari	Member	Non-executive director Independent director

Mr Ignacio Benjumea Cabeza de Vaca	Member	Non-executive director (neither proprietary nor independent)

Ms Esther Giménez-Salinas i Colomer	Member	Non-executive director Independent director

Ms Belén Romana García	Member	Non-executive director Independent director

Mr Jaime Pérez-Renovales	Secretary	Non-director

% of executive directors	33.33%
% of proprietary directors	0%
% of independent directors	44.44%
% of other non-executive directors	22.22%

Explain the committee’s duties, describe the procedure and organisational and operational rules and summarise the main actions taken during the year.

The innovation and technology committee is regulated by article 22 of the Rules and Regulations of the Board.

Article 22 of the Rules and Regulations of the Board

1. The innovation and technology committee shall be composed of a minimum of three and a maximum of nine directors. The chairman of the board of directors shall also be the chairman of the innovation and technology committee.

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The board of directors shall endeavour to ensure that the size and qualitative composition of the innovation and technology committee conform to standards of efficiency and reflect the guidelines followed in determining the composition of the board.

2. The members of the innovation and technology committee shall be appointed by the board of directors taking into account their knowledge, qualifications and experience in the areas for which the committee is responsible.

3. The purpose of the innovation and technology committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the overall role of technology in the activities and the business strategy of the Group and to advise the board of directors in matters related to the innovation strategy and plans of the Group as well as the trends resulting from new business models, technologies and products.

In order to fulfil its purpose, the innovation and technology committee shall have the following functions:

(a)	Review and report on plans and activities relating to technology:

(i)	information systems and application programming;

(ii)	investments in information technology equipment and technological transformation;

(iii)	design of operating processes to improve productivity;

(iv)	programmes for improvement of service quality and measurement procedures as well as those relating to means and costs; and

(v)	significant projects in the area of technology.

(b)	Review and report on plans and activities relating to innovation:

(i)	testing and adoption of new business models, technologies, systems and platforms;

(ii)	partnerships, commercial relationships and investments; and

(iii)	significant projects in the area of innovation.

(c)	Propose to the board the technology framework and the data management framework for the Company.

(d)	Assist the board in the approval of the strategic technology plan.

(e)	Assist the board with recommendations about the innovation agenda of the Group.

(f)	Assist the board in the identification of key threats of the status quo resulting from new business models, technologies, processes, products and concepts.

(g)	Propose to the board the annual systems plan.

(h)	Assist the board in evaluating the quality of the technological service.

(i)	Assist the board in evaluating the capabilities and conditions for innovation at a Group and country level.

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(j)	Assist the risk supervision, regulation and compliance committee in the supervision of technological and security risks and supervise the management of cybersecurity.

4. The innovation and technology committee shall approve an annual calendar of meetings, which shall provide for at least four meetings. In any case, the innovation and technology committee shall meet as many times as it is called to meeting upon resolution adopted by the committee itself or by the chairman thereof. Meetings of the committee may be attended by any person from within or outside the Company as is deemed fit. The relevant documentation for each meeting (draft agenda, presentations, reports, past meeting minutes and other supporting documentation) shall be provided to the committee members, by mechanisms established for this purpose that ensure the confidentiality of information, 3 days in advance of the date on which the meeting is to be held, unless such deadline cannot be met due to reasons of urgency, in which case the information shall be delivered to the directors as promptly as possible.

5. Meetings of the innovation and technology committee shall be validly held when more than one-half of its members are present in person or by proxy. The innovation and technology committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have the tie-breaking vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director. The resolutions of the innovation and technology committee shall be recorded in a minute book, and each set of minutes shall be signed by the chairman and the secretary.

6. The innovation and technology committee, through its chairman, shall report to the board of directors on its activities and work. Furthermore, the supporting documentation that has been provided to the innovation and technology committee shall be made available to all directors and a copy of the minutes of the meetings of said committee shall be provided to them.

In 2017, the committee’s composition changed as follows: On 28 November, Mr Matías Rodríguez Inciarte stepped down as member of the committee on resigning from his post as director, and on 19 December, at the proposal of the appointments committee, the board of directors appointed Ms Belén Romana García as member of the committee.

During 2017 the innovation and technology committee carried out the following activities: (i) learned about the Group’s plans and strategies with regard to technology and operations, with a focus on the cybersecurity Plan and Cloud strategy; and (ii) learned about the implementation status of the corporate technology model (IT) that was approved by the board at its meeting of 30 November 2016.

C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2017		FY 2016		FY 2015		FY 2014
	Number	%	Number	%	Number	%	Number	%
Executive committee	1	14.29%	2	25.00%	2	25.00%	2	28.57%
Audit committee	2	50.0%	2	50.00%	1	25.00%	—	—
Appointments committee	1	20.0%	1	20.00%	1	20.00%	—	—
Remuneration committee	1	20.0%	2	40.00%	2	33.33%	1	25.00%
Risk supervision, regulation and compliance committee	2	33.3%	2	28.57%	1	14.29%	1	25.00%
Innovation and technology committee	4	44.4%	3	33.33%	2	25.00%	1	33.33%

Figures at end of year.

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C.2.5 Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The regulations governing the Board committees are set out in the bylaws and the Rules and Regulations of the Board, which are available on the Group’s corporate website (www.santander.com).

When the General shareholders’ meeting for 2018 is called the company’s corporate website (www.santander.com) will publish the reports from the audit committee (including the reports on the independence of the auditor and on related-party transactions), the appointments committee, the remuneration committee (which will include the remuneration policy for the directors that will be submitted for the approval of shareholders at the meeting) and the risk supervision, regulation and compliance committee, and there will be a summary of the activities carried out by these committees in 2017.

In 2018 the bylaws and the Rules and Regulations of the Board governing its committees were partially amended. See sections C.1.18 and C.2.1 of this report.

D RELATED-PARTY AND INTRAGROUP TRANSACTIONS

D.1 Explain, if applicable, the procedures for approving related-party or intragroup transactions.

Procedures for informing of the approval of related-party transactions

Related-party transactions are governed by Articles 17.4 (f)(iii), 36 and 40 of the Rules and Regulations of the Board of Directors.

In accordance with Article 17.4 (f) (iii) the audit committee is responsible for informing the Board of the approval of the related-party transactions referred to by Article 40, prior to the Board adopting the relevant resolution.

Article 36 establishes that the duty to avoid conflicts of interest requires directors to abstain from carrying out transactions with the company, except in the cases set out in Article 40 of the Rules and Regulations of the Board of Directors.

Finally, Article 40 of the Rules and Regulations of the Board of Directors states:

1. The board shall examine the transactions that the Company or Group companies carry out with directors (upon the terms established by law and by article 36 of these rules and regulations), with shareholders that own, whether individually or together with others, a significant interest, including shareholders represented on the board of directors of the Company or of other Group companies, or with persons related thereto. The performance of such transactions shall require the authorisation of the board, following a favourable report from the audit committee, except where the law provides that the approval thereof falls within the purview of the shareholders acting at a general shareholders’ meeting. Such transactions shall be evaluated in the light of the principle of equal treatment among all shareholders and the prevailing market conditions, and shall be disclosed in the annual corporate governance report and in the periodic public information, upon the terms set forth by applicable regulations.

2. However, the authorisation provided for in the preceding subsection shall not be required for transactions that simultaneously meet the following three conditions:

1.st They are performed under contracts with standard terms and conditions that are normally applicable to customers that contract the type of product or service in question.

2.nd They are performed at prices or rates established in general terms by the supplier of the goods or service in question, or when the transactions relate to goods or services where there are no established rates, under normal market conditions, similar to those applied in commercial relationships with customers with similar characteristics.

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3.rd The amount does not exceed 1% of the Company’s annual income.

If the foregoing conditions are satisfied, the affected directors shall not be required to report such transactions or to preventively seek the authorisation of the board.

3. As an exception, when so advised for reasons of urgency, related-party transactions may be authorised by the executive committee, with subsequent ratification by the board.

Also, the Bank has a finance policy for members of senior management which sets out the terms and conditions for loans, mortgages and consumer credit to executive directors and other members of senior management. This policy includes general rules on maximum borrowing levels, interest rates and the rules applicable to changes in the status of the beneficiary.

In the same way, the Bank established in June 2016 a procedure to authorize credit operations and guarantees to executive directors and other members of senior management, pursuant to Act 10/2014, of 26 June, on the organization, supervision and solvency of credit institutions, and its implementing regulation.

In accordance with the aforementioned policy and procedure, the same conditions that apply to employees of the company also apply to senior executive directors and directors.

Identical rules (approval bodies and procedures) apply to intragroup transactions as to transactions with customers, with processes in place to monitor that such transactions are under market terms and conditions and prices.

D.2 List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders:

As indicated above (see section A.2), the Bank is not aware of the existence of significant shareholders and, accordingly, there is no information regarding transactions therewith.

D.3 List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors.

During 2017 and up to the date this report was published, to the best knowledge of the Bank, no member of the board of directors, no person represented by a director, and no company of which such persons, or persons acting in concert with them or through nominees therein, are directors, members of senior management or significant shareholders, has entered into any transactions with the Bank under unusual market conditions, pursuant to Order EHA/3050/2004, of 15 September, on the information that companies issuing securities admitted for trading on official secondary markets should provide in connection with related-party transactions in their interim reports.

The audit committee has verified that all transactions completed with related parties during the year were fully compliant with the Rules and Regulations of the Board and did not require approval from the governing bodies.

The audit committee report contains information regarding related-party transactions and is published on the Group’s corporate website (www.santander.com), (see section C.2.1 of this report).

The direct risks of the Group with the directors of the Bank in terms of loans, credit and guarantees at 31 December 2017 are shown below. The conditions of these transactions are equivalent to those carried out under market conditions or the related compensation in kind was attributed.

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All of these transactions fall within the ordinary business of the Bank or the Group company with which they have been carried out and are set out in Note 5.f of the notes to the Group’s consolidated financial statements for 2017.

Name or corporate name of director or senior manager	Name or corporate name of the related party	Relationship	Type of transaction	Amount (Thousands of euros)
Ms Ana Botín-Sanz de Sautuola y O’Shea	Banco Santander, S.A.	Director	Financing	10
Mr José Antonio Álvarez Álvarez	Banco Santander, S.A.	Director	Financing	9
Mr Bruce Carnegie-Brown	Banco Santander, S.A.	Director	Financing	0
Mr Matías Rodríguez Inciarte	Banco Santander, S.A	Director	Financing	0
Mr Rodrigo Echenique Gordillo	Banco Santander, S.A.	Director	Financing	22
Mr Javier Botín-Sanz de Sautuola y O’Shea	Banco Santander, S.A.	Director	Financing	17
Ms Sol Daurella Comadrán	Banco Santander, S.A.	Director	Financing	27
Mr Ignacio Benjumea Cabeza de Vaca	Banco Santander, S.A.	Director	Financing	0
Ms Belén Romana García	Banco Santander, S.A.	Director	Financing	3
Mr Guillermo de la Dehesa Romero	Banco Santander, S.A.	Director	Financing	0

D.4 List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

Pursuant to Spanish legislation, the transactions and the results obtained by the Company (Banco Santander, S.A.) at 31 December 2017 with Group entities resident in countries or territories that were considered tax havens at such date are detailed below. These results were eliminated in the consolidation process.

Refer to note 3 of the 2017 consolidated financial statements of the Santander Group for more information on offshore entities.

Name of the group company	Brief description of the transaction	Amount (*)
Banco Santander (Brasil), S.A. (Cayman Islands Branch)	Contracting of derivatives (includes New York and London branches of Banco Santander, S.A.) (a)	(46,511)
	Deposits in New York branch of Banco Santander, S.A. (liability) (b)	(21,067)
	Deposits of London branch of Banco Santander, S.A. (asset) (c)	327
	Interest income and fees and commissions of correspondent accounts (includes Hong Kong branch of Banco Santander, S.A.) (liability) (d)	18

(*)	Profit/(loss) for 2017 in thousand euros earned by the Company on the activities described.

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Details of these transactions and the current balances of these at 31/12/2017 are given below: these were eliminated in the consolidation process:

(a)	Derivatives with a net positive market value of EUR 48 million in the Company, as follows:

•	105 Non Delivery Forwards.

•	128 Swaps.

•	56 Cross Currency Swaps.

•	11 Options.

•	19 Forex.

(b)	Nominal deposits of EUR 1,861 million at 31.12.2017

(c)	Nominal deposits of EUR 103 million at 31.12.2017

(d)	Correspondent bank accounts with outstanding balance of EUR 16 million at 31.12.2017.

D.5 Indicate the amount from other related party transactions.

The Group’s transactions with related parties, including associates and multi-group entities, members of the Bank’s board of directors and senior managers relate to the Group’s ordinary business. The conditions of these transactions are equivalent to those carried out under market conditions or with corresponding cash amounts, as the case may be.

At the end of 2017 the Group recognizes transactions carried out with related parties as follows: with associates and jointly controlled companies asset, liability, results and other (off-balance sheet) positions remain open in the amount of EUR 6,048, 748, 1,020 and 3,881 million, respectively, with members of the Board of Directors, asset and liability and other (off-balance sheet) positions remain open in the amount of EUR 0.088, 19 and 7 million, respectively, with general directors, asset, liability and other (off-balance sheet) positions remain open in the amount of EUR 21, 14 and 3 million, respectively, and with other related parties asset, liability, results and other (off-balance sheet) positions remain open in the amount of EUR 300, 63, 14 and 597 million, respectively.

In addition to the above, there were also insurance contracts related to pensions amounting to EUR 239 million at 31 December 2017.

See note 53 (Related parties) to the Group’s financial statements.

D.6 List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Directors

In accordance with Article 36 of the Rules and Regulations of the Board of Directors, directors must adopt the measures that are necessary to prevent situations in which their interests, whether their own or through another party, may enter into conflict with the Company’s business interests and their duties. The duty to avoid conflicts of situation requires directors to fulfil certain obligations such as abstaining from using the Company’s name or revealing their position as director to unduly influence private transactions.

Directors must inform the board of any direct or indirect conflict of interest between their own interests, or those of their related parties, and those of the Bank.

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If the conflict relates to a transaction, Article 40 of the Rules and Regulations of the Board of Directors stipulates that the director may not carry out the transaction without the approval of the Board, after having received a favourable report from the audit committee, except in the cases in which such approval is legally required from shareholders at a general meeting. Transactions will be evaluated from the point of view of equality of treatment and of market conditions, and will be included in the annual corporate governance report and in the periodic public information under the terms envisaged in applicable regulations.

Authorisation from the board will not be necessary, as aforesaid in point D.1, if such transactions simultaneously comply with the following three conditions:

1. They are performed under contracts with standard terms and conditions that are normally applicable to customers that contract the type of product or service in question.

2. They are performed at prices or rates established in general terms by the supplier of the goods or service in question, or when the transactions relate to goods or services where there are no established rates, under normal market conditions, similar to those applied in commercial relationships with customers with similar characteristics.

3. The amount does not exceed 1% of the company’s annual income.

If the foregoing conditions are satisfied, the affected directors shall not be required to report such transactions or to preventively seek the authorisation of the board.

The related-party transaction system also governs transactions that the Company or Group companies carry out with shareholders that own, whether individually or together with others, a significant interest, including shareholders represented on the Board of Directors of the Company or of other Group companies, or with persons related thereto.

Senior Management

The Code of Conduct in Securities Markets, which may be found on the Group’s corporate website (www.santander.com), governs this matter under Title I, chapter III, letter A (Statement of personal situation). Specifically relevant are sections 12 and 13 of the code, the texts of which are set forth below:

“12. General statement of linkages.

Subjected Persons should present a statement to Compliance Management detailing their linkages. Such statement should be constantly updated.

13. Situations of possible conflict.

Subjected Persons should notify Compliance Management of any situation in which a conflict of interest could occur, from the point of view of an impartial and unbiased observer and with respect to a specific act, service or operation, owing to the linkages of such Subjected Person or because of any other reason or circumstance.”

Title I, chapter III, letter B (Conduct in the event of conflicts of interest) of the Code of Conduct in Securities Markets regulates the actions of subjected persons in conflicts of interest based on the principle of avoiding conflicts of interests. Point 14 of the code states:

“Subjected Persons shall endeavour to avoid conflicts of interests, both their own and those of the Group, and if affected personally by such conflicts, shall abstain from deciding (or where applicable, issuing) their vote in situations where such conflicts arise and shall likewise advise those who are to take the respective decision.”

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Regarding the rules to be applied in resolving conflicts of interest, section 15 of the Code of Conduct in Securities Markets provides that the following shall be borne in mind:

“Conflicts of interest shall be resolved by the person holding maximum responsibility for the area affected. If several areas are affected, the resolution shall be made by the immediately senior officer of all such areas, or if none of the foregoing rules are applicable, by whomsoever Compliance Management may decide. In the event of any doubt, Compliance Management should be consulted.”

15.1	In the event of a conflict between the Group and a customer, the safeguarding of the latter’s interests.

15.2	In the event of a conflict between Subjected Persons and the Group, the loyal obligation of the former.

15.3

In the event of a conflict between customers, the affected persons will be notified, and the services or operations where the conflict is present may only be implemented if the affected parties agree. The favouring of any affected party shall be avoided.”

D.7 Is more than one group company listed in Spain?

Yes  ☐            No   ☒

Identify the listed subsidiaries in Spain:

Listed subsidiaries

Not applicable

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

Yes  ☐            No   ☒

Define the possible business relationship between the listed subsidiary company and the other companies in the group

Not applicable

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies.

Mechanisms

Not applicable

E RISK CONTROL AND MANAGEMENT SYSTEMS

E.1 Describe the risk management system in place at the company, including for fiscal risks.

The scope of the risk management system in place at Santander Group follows the first option included in appendix I of CNMV Circular 5/2013, of 12 June (amended by CNMV Circular 7/2015, of 22 December):

“The risk management system works is integrated, continuous, consolidating such management for each activity and business areas or units, subsidiaries, geographic areas and support areas (such as human resources, marketing and management control) at the corporate level.”

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The system for managing and controlling risks, including fiscal risks, in place at Santander Group is based on the principles indicated below, which, as well as being coherent with the Group strategy and business model, factor in the requirements of regulators and supervisors, as well as best market practices:

•

Advanced and comprehensive risk management, taking a forward-looking approach that ensures a medium-low risk profile, coherent with the appetite for risk defined by the Board of Banco Santander, as well as the identification and assessment of all risks.

•	Lines of defence that allow risk to be managed at origin, with control and supervision, as well as independent assessment.

•	A model of autonomous subsidiaries with robust governance, based on a well-defined structure of committees, while ensuring the independence of the risk management and control functions.

•	Due oversight of information and technological infrastructure to allow the identification, monitoring and management of all risks, and communication of the same to the appropriate levels.

•	A risk culture integrated throughout the organisation, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

•	All risks are managed by the units that generate them, using advanced models and tools.

These principles, along with a key set of interrelated tools and processes established in Group strategy planning, which are detailed below, comprise an essential control framework for managing the risk profile.

1)	Risk appetite and limits structure

Risk appetite is defined as the volume and type of risks that it is deemed reasonable to accept when implementing the business strategy, so as to enable the Group to maintain its normal activity in the face of unexpected events. This involves examining severe scenarios that might negatively impact its capital, liquidity, profitability and/or share price.

The Board of Directors is responsible for establishing the entity’s risk appetite and updating this annually: it is also responsible for monitoring its effective risk profile and ensuring that the two are consistent.

In addition, as part of the annual and tri-annual strategic planning process, limits are established to determine the risk appetite for each of the relevant portfolios or risks, configuring a set of operating limits to support day-to-day management and close monitoring of the same. The risk profile and compliance with limits are continuously monitored, adopting, where applicable, the measures necessary to ensure they are suitable.

2)	Scenario analysis

The Bank takes an advanced approach to risk management by analysing the potential impact of different scenarios in the environment in which it operates. These scenarios involve both macroeconomic variables and other variables affecting the management of our business.

Scenario analysis enables the Bank to assess the sensitivity of different scenarios and to verify the adjustment of risk appetite to the desired risk profile. This allows the Bank to test its robustness in the event of stress environments and scenarios, and to implement measures to ease the risk profile or mitigate the potential impact of such scenarios.

Scenario analysis is a very useful tool for all levels of management, allowing the Bank’s robustness to be tested in the face of stress environments and scenarios, enabling it to establish measures to reduce the risk profile and mitigate the potential impact of such scenarios.

3)	Risk identification and assessment (RIA)

As part of its routine activities, Banco Santander identifies and assesses the risks to which it is exposed in the markets across its footprint, via a corporate exercise known as Risk Identification & Assessment.

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This exercise enables the identification, assessment and evaluation of the Bank’s main risks, the associated control environment and the possible factors that could pose a threat to the success of the Group’s strategic plan.

4)	Reporting

In recent years, the Group has developed and rolled out structural and operational improvements as required to strengthen and consolidate its comprehensive overview of all risks faced, based on complete, precise and regular information, enabling the Group’s senior management to assess the same and take action. In this context, the strategic risk transformation plan is aligned with regulatory requirements, as was demonstrated in the review conducted by the European supervisor in terms of compliance with standards under regulation BCBS 239.

During 2017 Santander Group worked on consolidating its comprehensive information and data management model, as well as the deployment and renewal of technology systems, thus sustaining a balanced reporting taxonomy that covers all significant risk areas within the organisation, in accordance with the group’s size, risk profile and activity.

There are 3 types of reports received on a monthly basis by senior management for the purposes of risk management and corresponding decision-making: reports on Group risks, reports on risks for each unit, and reports for each risk factor.

5)	Recovery and resolution plans

As part of its risk management instruments, the Bank keeps constantly updated its recovery plan, the most significant aspect of which comprises the measures available in order to overcome a very severe crisis without external assistance.

The Group’s senior management is fully involved in preparing and monitoring the content of these plans, through specific technical forums and monitoring at the institutional level to ensure that the content and structure of the documents is compliant with local and international crisis management regulations.

In terms of resolution plans, the competent authorities involved in the Crisis Management Group (CMG) have agreed on a common approach to the Group’s resolution strategy. Given its legal and business structure, Santander applies a multiple point of entry (MPE) approach.

E.2 Identify the bodies responsible for preparing and implementing the risk management system, including fiscal risks.

To ensure the proper implementation of the risks function, the Group has in place robust governance to ensure adequate and efficient decision-making with regard to risks, and effective control over the same within the established risk appetite limits.

One of the principles of the Group risk management and control model is to have in place lines of defence that allow risk to be managed at origin, with control and supervision over the same, as well as independent assessment.

Thus, the business functions and all support functions that generate exposure to a risk constitute the first line of defence against the same.

The second line of defence is comprised of the risk control function and compliance and conduct function. These functions independently supervise and query the risk management activities performed by the first line of defence.

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Finally, Internal Audit, as the third line of defence and final layer of control, regularly checks that the policies, methods and procedures used are adequate and are effectively implemented as part of management and control of all risks.

There is a sufficient degree of separation and independence between the risk control function, the compliance function and the internal audit function, and they have direct access to the Board of Directors via their senior management figures should it be deemed necessary. The risk and compliance functions report to the Risk Supervision, Regulation and Compliance Committee, and respond to any reporting requests submitted by the same as it performs its duties, while the internal audit function reports to the Audit Committee.

Risk governance bodies and their duties:

Responsibility over risk management and control, and in particular establishing the Santander Group risk appetite, lies ultimately with the Board of Directors, which delegates powers to committees, which are differentiated into independent control bodies and decision-making bodies. The Board is responsible for approving general policies on the control and management of risk, including tax risks, and supervision of internal information and control systems. The Board is supported by the Risk Supervision, Regulation and Compliance Committee, as an independent control and risk supervision committee. Furthermore, the Group executive committee dedicates specific time to overseeing all risks and to approving the main transactions.

The following bodies comprise the senior level for risk governance:

Independent control bodies

Risk Supervision, Regulation and Compliance Committee:

This Committee was established to support the Board of Directors in, among other aspects, its risk control and oversight duties; when defining the Group’s risk policies; to determine appetite for risk, and to determine the strategy and culture for such matters. The Committee’s responsibilities also include matters concerning supervisory authorities, as well as regulation and compliance, sustainability, and corporate governance.

It is chaired by an independent director, and is comprised of external or non-executive directors, with a majority representation of independent directors.

The duties of the Risk Supervision, Regulation and Compliance Committee with regards to risks are:

•

To support and advise the Board when defining and evaluating risk policies affecting the Group, and when determining its current and future risk appetite, as well as the strategy and culture in this regard.

•

To help the Board in supervising implementation of the established risk strategy, appetite and limits, as well as alignment of the same with strategic plans, objectives and the corporate culture and values.

•	To ensure that the pricing policy of the assets, liabilities and services offered to customers fully takes into consideration the business model, risk appetite and risk strategy of the Group.

•	To understand and assess the risks derived from the macroeconomic climate and economic cycles.

•	To systematically review the exposures of major clients, economic sectors, geographical areas and types of risk.

•

To supervise the risks function, in particular, (i) report the designation proposals made by the Chief Risk Officer, (ii) ensure the independence and efficacy of the function, (iii) ensure that the function has the necessary material and human resources, (iv) receive regular information on its activities, including any potential deficiencies detected and non-compliance with the established risk limits, (v) annually assess the function and the performance of the same when carrying out its responsibilities.

•

To ascertain and assess the management tools, improvement initiatives, project implementation and any other relevant activity linked to risk control, including the policy on internal risk models and the internal approval thereof.

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•

To supervise the compliance function, and in particular, (i) report the designation proposals made by the supervisor of the compliance function, (ii) ensure the independence and efficacy of the function, (iii) ensure that the compliance function has all the material and human resources required to perform its tasks, (iv) receive regular information on its activities, (v) regularly evaluate the functioning of the compliance programme, rules of governance, the compliance function, and the performance of the supervisor of the compliance function.

•

To report the approval of and any changes to regulatory compliance policy, the general code of conduct, manuals and procedures to prevent money laundering and terrorist financing, as well as any other codes and regulations that apply to the industry.

•	To supervise the implementation of actions and measures resulting from reports and inspections conducted by the administrative supervisory and control authorities.

•	To support and advise the Board with regards to corporate good governance policy and internal governance of the Bank and the Group.

•	To support and advise the Board in relation to supervisors and regulators in the various countries where the Group operates.

•	To monitor and assess the regulatory proposals and new regulations that may be applicable, and evaluate their potential consequences for the Group.

Risk Control Committee (RCC):

This decision-making body is responsible for effective control over risks, ensuring that the same are managed coherently with the appetite for risk approved by the Board, and at all times considering a comprehensive overview of all risks included in the general risks framework. This means identifying and monitoring both current and potential risks, as well as evaluating their impact on the Group risk profile.

This Committee is chaired by the Group Chief Risk Officer (GCRO) and is comprised of Group executives. The risks function is represented on the Committee, and holds the chairmanship, as are the compliance and conduct, finance, audit and management control functions, among others. Senior members of the risks function (CRO) at local entities will regularly take part to report the risk profiles of the different companies, as well as other aspects.

The Risk Control Committee reports to the Risk Supervision, Regulation and Compliance Committee, and assists the same to provide support to the Board.

Decision-making bodies

Executive Risk Committee (ERC):

This decision-making committee is responsible for managing all risks, under the powers delegated by the Board of Directors.

The Committee makes decisions on risks assumed at the highest level, guaranteeing that the same are within the established risk appetite limits for the Group, and informs the Board or its committees with regards to its activities when so required.

This Committee is chaired by the CEO and is comprised of other executive directors and senior management figures at the institution, with representatives from the risks, finance, and compliance and conduct functions, among others. The GCRO has the right of veto over the committee’s decisions.

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Risk management relationship between parent and subsidiaries

As regards the alignment of subsidiaries with the parent

The risk management and control model shares certain basic principles in all Group business units, through the use of corporate frameworks. These emanate from the Group itself and are adhered to by subsidiaries, through their various boards of directors.

Beyond these basic principles, each unit adapts its risk management to the local environment, in accordance with corporate frameworks and reference documents provided by the Group, which allows the Group to have a recognisable risk management model.

One of the strengths of this model is the adoption of best practices developed by each of the Group’s units and markets. The corporate risk functions act as a central focus and channel for these practices.

With respect to the structure of committees

The subsidiaries’ governing bodies are also structured taking into account local legal and regulatory requirements, and the size and complexity of each subsidiary. They are consistent with those of the parent, by being in accordance with the guidelines set out by the internal governance framework, thereby enabling communication, reporting and effective control.

The boards of directors of subsidiaries have their own risk models (quantitative and qualitative), although these must follow the principles enshrined in the reference frameworks and models developed at the corporate level.

Given its ability to take an overall and aggregated view of all risks, the parent reserves the power to challenge and approve management policies and transactions at the various subsidiaries, insofar as these affect the Group’s risk profile.

E.3 Indicate the main risks, including fiscal, which may prevent the entity from achieving its targets.

Note 54 (risk management) of Santander Group’s 2017 consolidated financial statements details how the Group identifies, measures and manages the risks to which it is exposed in its ordinary activities.

In short, the Group’s economic capital model enables it to quantify its risk profile, considering all the significant risks involved in its activities and the diversification effect inherent to a multi-national, multi-business group such as Santander Group.

The concept of diversification is essential for adequately understanding and measuring the risk profile of a group with global operations such as Santander. The fact that the Group undertakes a particular business activity in several countries through a structure of different legal entities, involving a variety of customer segments and products, subject to different interest rates, means that the Group is less vulnerable to adverse situations affecting particular markets, portfolios, customers or risks. Despite the significant scale of globalisation in the modern world, economic cycles are not all identical and have varying degrees of intensity in the different geographic areas. This gives groups with a global presence greater business stability and enhanced capacity to resist a crisis in a particular market or portfolio, which contributes to lower risk. In other words, the risk and related economic capital of the Group as a whole is less than that risk and capital would be if its parts were considered separately.

Meanwhile, in contrast with the regulatory criteria, Santander Group considers that certain intangible assets, such as deferred tax assets, goodwill and software, retain value even in the hypothetical event of resolution, given the geographical structure of Santander Group subsidiaries. As such, the asset is subject to valuation and therefore an unexpected loss estimate to reflect capital.

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Economic capital represents a key tool for internal management and the development of the Group strategy, both in terms of solvency assessment, and risk management for portfolios and businesses.

With regards to solvency, the Group uses, within the context of the Basel Pillar II, its economic model for the internal capital adequacy assessment process (ICAAP). To this end, business performance and capital requirements are planned based on a central scenario and alternative stress scenarios. This planning sees the Group ensure that it will adhere to its solvency objectives even in adverse economic scenarios.

Likewise, the metrics derived from economic capital allow the assessment of risk-return objectives, price setting for transactions based on risk, and financial viability assessments for projects, units or business lines, seeking to maximise value generation for shareholders.

As a standard practice for risks, economic capital illustrates the risk distribution across the Group, by providing a comparable metric for different activities and risks types.

As per 31 December 2017 the main economic capital requirements for Group risks were as follows: credit (39%), goodwill (27%), market (9%), business (4%), operational including risks related to fines, tax surcharges (4%) and interest (4%).

The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s activity and risk. Continental Europe represents 49% of capital, Latin America including Brazil 23%, United Kingdom 14% and United States 13%.

Outside of operational areas, the corporate centre chiefly assumes the risks associated with goodwill and the risk of structural changes (associated with holding stakes in overseas subsidiaries denominated in currencies other than the euro).

E.4 Identify whether the entity has a risk tolerance level, including fiscal risk.

As explained in section E.1, risk appetite is one of the cornerstones of Santander Group’s risk management and control.

The Group’s risk appetite is defined and established consistently with its risk culture, and its business model is consistent from the risk perspective. The main elements defining this business model and providing the foundations for Santander Group’s risk appetite are:

•

A predictable, low-medium general risk profile. This is based on a diversified business model focusing on retail banking, with a diversified international presence and significant market shares, and a wholesale business model that prioritises relationships with our customer base in the Group’s main markets.

•	A stable, recurrent policy of generating income and shareholder returns based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•

A corporate structure based on subsidiaries that are autonomous in terms of capital and liquidity, minimising the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardise the Group’s solvency.

•	An independent risk function with intense involvement from senior management, ensuring a strong risk culture focused on protecting and delivering an adequate return on capital.

•

A management model that ensures that all risks are viewed in a global interrelated approach, via a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, all geographical areas.

•	A business model built around products for which the Group considers that it has sufficient expertise and management capabilities (systems, processes and resources).

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•	A model of conduct that seeks to safeguard the interests of customers, shareholders and other stakeholders, including the various tax authorities.

•	Adequate and due availability of human resources, systems and tools to ensure the risk profile remains compatible with the established risk appetite, both globally and locally.

•

A remuneration policy that contains the incentives necessary to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework, and that the incentives are consistent with the Group’s long-term earnings performance.

Risk appetite limit, structure and factors

The risk appetite is expressed through limits based on quantitative metrics and qualitative indicators that measure the Bank’s risk profile and exposure by risk type, portfolio, segment and business line, under both current and stressed conditions. These risk appetite limits and metrics are based on 5 major factors that define the positions that Santander’s senior management seeks to adopt or maintain when implementing its business model:

•	The income statement volatility the Group is prepared to accept.

•	The solvency position the Group wishes to maintain.

•	The minimum liquidity the Group wishes to have available.

•	The maximum risk concentrations the Group considers reasonable.

•	Non-financial and transversal risks

For more information, see note 54 (risk management) of Santander Group’s 2017 consolidated financial statements.

Risk appetite limit structure, monitoring and control

The Group’s risk appetite is assessed annually and includes a series of metrics and limits on said metrics (risk appetite limits or statements) that express in quantitative and qualitative terms the maximum risk exposure each Group company, and the Group as a whole, is prepared to assume.

Compliance with risk appetite limits is continuously monitored. The Group’s specialist control functions report at least quarterly to the Board and to the Risk, Supervision, Regulation and Compliance Committee on how well the risk profile fits with the authorised risk appetite.

Any breaches of risk appetite limits are reported by the risk control function to the relevant governing bodies. Such presentations are accompanied by an analysis of the causes of the breach, an estimate of how long the situation will last, and proposals for corrective actions when the corresponding governing body deems fit.

This linking of risk appetite limits with the limits used in managing business units and portfolios is a key element in ensuring the effectiveness of risk appetite as a risk management tool.

Thus, the management policies and the structure of limits used in managing the various risk types and categories are directly related and traceable to the defined risk appetite principles and limits.

Therefore, any changes in the risk appetite feed through to changes in Santander’s risk management limits and controls. Each business and risk area is then responsible for ensuring that the limits and controls they use in their day-to-day activities do not result in any breach of the risk appetite limits. The risk control and supervision function then monitors this assessment, ensuring that management limits are appropriate for the risk appetite.

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E.5 Identify any risks, including fiscal, which have occurred during the year.

The Group has established the following first level risk types in its general risk framework:

•

Credit risk: the risk of financial losses as a result of non-compliance or credit quality impairment on the part of a customer or third party, which Santander Group has financed, or with which it has assumed contractual obligations.

•	Market risk: arising from possible changes in market factors affecting the value of positions in trading portfolios.

•	Liquidity risk: the risk of Santander Group having insufficient liquid financial assets to comply with its obligations upon maturity, or only being able to do so at a high cost.

•	Structural risk: arising from management of the various balance sheet entries, both with regards to the banking portfolio and insurance and pension activities.

•	Capital risk: the risk that Santander Group has insufficient capital, in terms of quantity or quality, to comply with its internal business objectives, regulatory requirements, or market expectations.

•

Operational risk: the risk of losses due to inadequacies or failures in processes, people and internal systems, or external events. This definition covers legal risk, which includes the possibility of being sanctioned, fined, or obliged to pay punitive damages as a result of actions taken by the supervisor or private agreements between parties.

•	Conduct risk: arising from practices, processes or conduct that are inadequate or breach internal regulations, law or supervisory requirements.

•

Reputational risk: risk of a negative economic impact, whether real or potential, due to damages to the perception of the Bank among employees, customers, shareholders/investors and society in general.

•	Model risk: risk of losses associated with inaccurate forecasts, which may lead the Bank to make suboptimal decisions, or inadequate use of a model.

•

Strategic risk: risk of losses or damages deriving from strategic decisions, or poor implementation of the same, that affect the long-term interests of our main stakeholders, or from an inability to adapt to a changing environment.

The most representative risk is credit risk. This is diversified amongst the main areas where the Group operates, as follows8: Continental Europe 41%; the UK 30%; Latin America 20% and the US 9%, with an adequate balance between mature and emerging markets.

As for the performance in 2017, based on an identical consolidation scope, credit risk with customers was down 3%, chiefly due to the US, UK and Brazil (due to the exchange rate effect). The growth in local currency was general across all units with the exception of the US and Spain.

These investment levels, together with a decline in non-performing loans to EUR 28,104 million (-16% compared to 2016), reduced the Group’s non-performing loans ratio to 3.38% (-55 bps compared to 2016).

In order to provide for this, the Group has made insolvency provisions of EUR 8,997 million (-5.5% compared to December 2016), having deducted recoveries. This decrease is reflected in a 1.12% reduction in the cost of credit, 6 bps down on the previous year.

[8]	Not including Popular

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Total funds for insolvencies stand at EUR 19,906 million, with a coverage ratio for the Group of 71%. It should be noted that this ratio is reduced by the weighting of mortgage portfolios (particularly in the UK and Spain), which require lower balance sheet provisions as they are backed by collateral.

E.6 Explain the response and monitoring plans for the main risks the entity is exposed to, including fiscal.

Note 54 (Risk management) of Santander Group’s 2017 consolidated financial statements provides detailed information on its plans for responding to the main risks to which the Group is exposed.

Generally speaking, in order to address and supervise risks at the institution, the Group’s risk management and control model is based on a series of tools/processes detailed in section E.1 of this report.

In the case of risks of a fiscal nature, this set of processes must also comply with the principles established in the strategy and fiscal policy approved by the board, whose ultimate objective is to ensure adequate prevention and reduction of these risks.

The GCRO, who is responsible for the risks function at the Group, advises and challenges the executive branch, reports independently to the Risk Supervision, Regulation and Compliance Committee, responding to any information requests received from the same, and has direct access to the Board when it sees fit.

F INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

This section describes key aspects of the internal control and risk management systems in place at Santander Group with respect to the financial reporting process, specifically addressing the following aspects:

•	Control environment

•	Risk assessment in financial reporting

•	Control activities

•	Information and communication

•	Monitoring

F.1 The entity’s control environment

Indicate the existence of at least the following components, describing their main characteristics:

F.1.1. The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The board of directors is ultimately responsible for the internal control and risk management systems. In this sense, in accordance with article 17.4.e) of the Rules and Regulations of the Board of Directors, this function is entrusted to the audit committee, which must:

Supervise the process for gathering financial information and for the internal control systems. In particular, the audit committee shall:

(i)

supervise the process of preparing and presenting the required financial information relating to the Company and the Group, including related non-financial information , as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of the scope of consolidation and the correct application of accounting standards, ensuring that this information is always up to date on the Company’s website;

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(ii)	Supervise the effectiveness of the internal control systems, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed; and

(iii)	Discuss with the external auditor any significant weaknesses in the internal control system uncovered in the course of the audit.

Also, in accordance with article 17.4.c) (ii)(6), the audit committee shall: “ensure that the external auditor issues a report on the system of internal control over financial reporting.”

Article 41.2 of the Rules and Regulations of the Board of Directors establishes that the board will adopt any measures required to ensure that the quarterly, half-yearly, and any other financial information that is made available to the markets is prepared in accordance with the same principles, standards and professional practices used to prepare the annual financial statements and is as reliable as such financial statements. To this end, such information shall be reviewed by the audit committee before dissemination thereof.

The existence, maintenance, implementation and documentation of an adequate ICFR system, driven and coordinated by the non-financial risk control area, covers the entire organizational structure with control relevance, through a direct hierarchy of responsibilities assigned on an individual basis. In addition, the controller and management control units in each of the countries in which the Group operates, each of which is headed by a lead Controller, play a relevant role in compliance with regulations. Section F.1.2. below provides further information on the roles of the controllers in each area and the non-financial risk control department.

The general code of conduct9 sets out the main ethical principles and regulations on behaviour for all Group employees. Chapter VIII of Title IV of the code of conduct (section 34) sets out obligations relating to the appropriate design of ICFR with regard to the Group’s accounting obligations. A number of internal control systems are in place to ensure that ICFR is implemented correctly. These are described in section 35 of the General Code of Conduct.

These sections are as follows.

34. Accounting obligations

1.	Reliability and strictness shall be applied in the drawing-up of the Group’s financial information, ensuring that:

i)	The transactions, facts and other events contained in the financial information actually exist and have been recorded at the appropriate time.

ii)	The information reflects all transactions, facts and other events in which the institution is an affected party.

iii)	Transactions, facts and other events are recorded and valued according to applicable regulations.

iv)	Transactions, facts and other events are classified, presented and divulged in the financial information in accordance with applicable regulations.

v)	The financial information reflects, as of the respective date, the rights and obligations through the respective assets and liabilities, in accordance with applicable regulations.

[9]	The complete text of Santander Group’s General Code of Conduct can be found on the corporate website (www.santander.com).

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2.

The financial information includes all information of an accounting and economic nature which the Group presents to securities markets and files with supervisory bodies, irrespective of frequency or purpose. In the case of Banco Santander S.A. as the Group parent, this includes the annual financial report, the half-yearly financial report and interim individual and consolidated statements, and any prospectuses drawn up by the Group for the issuance of financial instruments.

35. Internal controls

1.

All the internal control procedures established by the Group to guarantee the correct entry of transactions and their appropriate reflection in the financial information published by the Group shall be observed.

2.

On preparing financial information, the Group functions responsible for each activity, process and subprocess must certify that they have observed the controls established by the Group, and that the information supplied is correct.

3.	The Audit Committee will supervise the financial information presentation process, the effectiveness of internal controls and the internal audit.

The Risk Committee (known at the Corporation as the Committee for Supervision of Risks, Regulation and Compliance) shall supervise risk management systems.

F.1.2. The existence or otherwise of the following components, especially in connection with the financial reporting process:

•

The departments and/or mechanisms in charge of: (i) the design and review of the organisational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

The Group, through the corporate organisation area and the organisation units for each country/entity or business (within the General Secretariat and Human Resources, organisation and costs division), defines, implements and maintains the organisational structures, catalogue of job positions and size of the units. Specifically, the corporate organisation division is responsible for defining and documenting the Corporate Model for Managing Structures and Staff, which serves as the framework manual across the Group; it is similarly responsible for communicating this framework model to all Group entities.

The organisational function delegated to the countries/entities/businesses is designed to:

•	Optimise and align the organisational structures to the strategy defined by the corresponding corporate divisions and the Group’s strategic targets;

•	Define the job map in the units under its remit as a core tool for organising how the structure works and facilitating the management of its human resources.

The business/support areas channel any initiatives relating to their organisational structures through the aforementioned organisation units. These units are tasked with analysing/reviewing and, where appropriate, inputting the opportune structural modifications into the corporate IT tools. In addition, the organisation units are responsible for identifying and defining the main functions attributed to each structural unit.

Based on this assignment, each of the business/support areas identifies and documents the necessary tasks and controls in its area within the Internal Control Model (ICM), based on its knowledge and understanding of its activities, processes and potential risks.

Each unit thus detects the potential risks associated with those processes, which are necessarily covered by the ICM. This detection takes place based on the knowledge and understanding that management has of the business and process.

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This requires maintaining up-to-date documentation so that it reflects the reality of the activities at all times, making all modifications that are necessary to the documentation when organizational changes take place or processes and controls are executed within its area of competency.

It must also establish the persons responsible for the various controls, tasks and duties within the documented processes such that each member of the Division has been clearly assigned responsibilities.

The purpose of this is to try to ensure, among other things, that the organisational structure provides a solid model of internal control over financial reporting.

With respect to the specific process of preparing its financial information, the Group has defined clear lines of responsibility and authority. The process entails exhaustive planning, including, among other things, the distribution of tasks and functions, the required timeline and the various reviews to be performed by each manager. To this end, the Group has financial accounting and control units in each of its operating markets; these are headed up by a controller whose duties include the following:

•	Integrating the corporate policies defined at the Group level into their management, adapting them to local requirements.

•	Ensuring that the organisational structures in place are conducive to due performance of the tasks assigned, including a suitable hierarchical-functional structure.

•	Deploying critical procedures (control models), leveraging the Group’s corporate IT tools to this end.

•	Implementing the corporate accounting and management information systems, adapting them to each entity’s specific needs as required.

In order to preserve their independence, the controllers report to their country heads and to the Group’s financial accounting and control division.

In addition, to support the existence of adequate documentation for the Group’s internal control model, the corporate non-financial risk control department is responsible for establishing and reporting the work method governing the process of documenting, evaluating and certifying the internal control model that covers the ICFR system, among other regulatory and legal requirements. It also handles maintaining documentation up-to-date to adapt it to organizational and regulatory changes and, together with the general controller and management control division and, if appropriate, the representatives of the divisions and/or companies concerned, present the conclusions of the internal control model evaluation process to the audit committee. There are similar functions at each unit that report to the corporate non-financial risk control department.

•

Code of conduct, approving body, dissemination and instruction, principles and values covered (stating whether it makes specific reference to record keeping and financial reporting), body in charge of investigating breaches and proposing corrective or disciplinary action.

The Group’s general code of conduct is approved by the Bank’s board of directors, setting out behavioural guidelines relating to accounting and financial information requirements, among other matters10.

This code is binding for all members of the Group’s governance bodies and all employees of Banco Santander, S.A., who acknowledge as much when they join the Group, notwithstanding the fact that some of these individuals are also bound by the Code of Conduct in Securities Markets and other codes of conduct specific to the area or business in which they work.

The Group provides all its employees with e-learning courses on the aforementioned general code of conduct. Moreover, the compliance department is available to address any queries with respect to its application.

Title V, chapter I of the general code sets out the functions of the Group’s governance bodies, units and areas with competences for compliance with the code, in addition to the compliance area.

[10]	Santander Group’s general code of conduct can be found on the corporate website (www.santander.com).

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The irregularities committee, consisting of representatives from various parts of the Group, is responsible for imposing disciplinary measures for breaches of the general code and proposing corrective actions.

Title V, chapter II, section 56 sets out the consequences of breaches, which may “lead to labour-offence sanctions, notwithstanding any administrative or criminal sanctions that may also result from such breach”.

•

‘Whistle-blowing’ channel, for the reporting to the audit committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organisation, stating whether reports made through this channel are confidential.

Article 17.4.(g) of the Rules and Regulations of the Board of Directors stipulates that the audit committee assumes, among others, the following responsibility “Become apprised of and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted thereto by the office of the general secretary of the Company. The committee shall also: (i) receive, deal with and keep a record of the claims received by the Bank on matters related to the process for generating financial information, auditing and internal controls and (ii) establish and supervise a mechanism whereby Group employees may communicate, confidentially and anonymously, potentially significant irregularities as to matters within its area of authority, especially of a financial and accounting nature”.

No such communications have been received during the last three fiscal years.

The current internal procedure for communicating anonymous claims to the audit committee establishes that such communications, whether from employees or others, must be sent in writing to the Bank’s registered office.

•

Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

Group employees involved in preparing and reviewing its financial information participate in training programmes and regular refresher courses which are specifically designed to provide them with the knowledge required to allow them to discharge their duties properly.

The training and refresher courses are mostly promoted by the management control and general audit division itself and are designed and overseen together with the corporate learning and career development unit which is, in turn, part of the HR department and is responsible for coordinating and imparting training across the Group.

These training initiatives take the form of a mixture of e-learning and onsite sessions, all of which are monitored and overseen by the aforementioned corporate unit in order to guarantee they are duly taken and that the concepts taught have been properly assimilated.

With respect to the training in 2017 on preparation and review of financial information, the general secretariat and human resources division, in coordination with the financial accounting and control division, among others, provided the employees involved in preparing and reviewing the financial information with courses on the following topics: risk analysis and management, accounting and financial statement analysis, the business, banking and financial environment, financial management, costs and budgeting, numerical skills, calculations and statistics and financial statement auditing, among other matters directly and indirectly related to the financial information process.

In 2017, 49,375 employees from the Group’s entities in the various countries in which it operates were involved in such training, involving over 218,475 training hours at the corporate centre in Spain and remotely (e-learning). In addition, each country develops its own training programme based on that developed by the parent.

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F.2. Risk assessment in financial reporting

Report at least:

F.2.1. The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.

•

The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies, etc.

•	The process addresses other types of risk (operational, technological, financial, legal, reputational, environmental, etc.) insofar as they may affect the financial statements.

•	Which of the company’s governing bodies is responsible for overseeing the process.

Santander Group’s internal control model (ICM) is defined as the process carried out by the Board of Directors, senior management and the rest of the Group’s employees to provide reasonable assurance that their objectives will be attained.

The Group’s ICM complies with the most stringent international standards and specifically complies with the guidelines established by the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) in its most recent framework published in 2013, which addresses control targets in terms of operations effectiveness and efficiency, financial information reliability and compliance with applicable rules and regulations.

ICM documentation is implemented at the main Group companies using standard and uniform methodology such that it ensures inclusion of the appropriate controls and covers all material financial information risk factors.

The risk identification process takes into account all classes of risk (particularly those included in the recommendations issued by the Basel Risk Committee). Its scope is greater than the totality of risks directly related to the preparation of the Group’s financial information.

The identification of potential risks that must be covered by the ICM is based on the knowledge and understanding that management have of the business and its operating processes, taking into account both criteria of relative importance and qualitative criteria associated with the type, complexity or the structure of the business itself.

In addition, the Bank ensures the existence of controls covering the potential risk of error or fraud in the issuance of the financial information, i.e., potential errors in terms of: i) the existence of the assets, liabilities and transactions as of the corresponding date; ii) the fact that the assets are Group goods or rights and the liabilities Group obligations; iii) proper and timely recognition and correct measurement of its assets, liabilities and transactions; and iv) the correct application of the accounting rules and standards and adequate disclosures.

The following aspects of the Group’s ICM model are worth highlighting:

•	It is a corporate model involving the totality of the Group’s relevant organisational structure by means of a direct structure of individually-assigned lines of responsibility.

•

The management of the ICM documentation is decentralised, being delegated to the Group’s various units, while its coordination and monitoring is the duty of the non-financial risk control department, which issues general criteria and guidelines to ensure uniformity and standardisation of the documentation of procedures, control validation tests, criteria for the classification of potential weaknesses and rule changes.

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•

It is a far-reaching model with a global scope of application, which not only documents the activities relating to generation of the consolidated financial information, its core scope of application, but also other procedures developed by each entity’s support areas which, while not generating a direct impact on the accounting process, could cause possible losses or contingencies in the case of incidents, errors, regulatory breaches and/or fraud.

•	It is dynamic and updated continually to mirror the reality of the Group’s business as it evolves, the risks to which it is exposed and the controls in place to mitigate these risks.

•

It generates comprehensive documentation of all the processes falling under its scope of application and includes detailed descriptions of the transactions, evaluation criteria and checks applied to the ICM model.

All of the Group companies’ ICM documentation is compiled into a corporate IT application which is accessed by employees of differing levels of responsibility in the evaluation and certification process of Santander Group’s internal control system.

The Group has a specific process for identifying the companies that should be included within its scope of consolidation. This is mainly monitored by the financial accounting and control division and the office of the general secretary and human resources.

This procedure enables the identification of not just those entities over which the Group has control through voting rights from its direct or indirect holdings, but also those over which it exercises control through other channels, such as mutual funds, securitisations and other structured vehicles. This procedure analyses whether the Group has control over the entity, has rights over or is exposed to its variable returns, and whether it has the capacity to use its power to influence the amount of such variable returns. If the procedure concludes that the Group has such control, the entity is included in the scope of consolidation, and is fully consolidated. If not, it is analysed to identify whether there is significant influence or joint control. If this is the case, the entity is included in the scope of consolidation, and consolidated using the equity method.

Finally, as stated in section F.1.1 above, the audit committee is responsible for supervising the Company and Group’s regulated financial information process and internal control system.

In supervising this financial information, particular attention is paid to its integrity, compliance with regulatory requirements and accounting criteria, and the correct definition of the scope of consolidation. The internal control and risk management systems are regularly reviewed to ensure their effectiveness and adequate identification, management and reporting.

F.3. Control activities

Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1. Procedures for reviewing and authorising the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgements, estimates, evaluations and projections.

As already noted elsewhere in this report, the board itself has delegated in its audit committee the duty to: “supervise the process of preparing and presenting the required financial information relating to the Company and the Group, including related non-financial information, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of the scope of consolidation and the correct application of accounting standards, ensuring that this information is always up to date on the Company’s website” (article 17.4.(e) (i) of the Rules and Regulations of the Board of Directors).

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The process of creating, reviewing and authorizing the financial information and the description of the ICFR is documented in a corporate tool which integrates the control model into risk management, including a description of the activities, risks, tasks and the controls associated with all of the transactions that may have a material effect on the financial statements. This documentation covers recurrent banking transactions and one-off operations (stock trading, property deals, etc.) and aspects related to judgements and estimates, covering the registration, assessment, presentation and disclosure of financial information. The information in the tools is updated to reflect changes in the way of carrying out, reviewing and authorising procedures for generating financial information.

The audit committee also has the duty to report to the board, in advance of the adoption by it of the corresponding decisions, regarding the financial information that the Group must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices used to prepare the financial statements and is as reliable as such statements (article 17.4.(f)(i) of the Rules and Regulations of the Board of Directors).

The most significant aspects of the accounting close process and the review of the material judgements, estimates, measurements and projections used are as follows:

•	impairment losses on certain assets;

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations;

•	The useful life of the tangible and intangible assets;

•	the measurement of goodwill arising on consolidation;

•	The calculation of provisions and the consideration of contingent liabilities;

•	the fair value of certain unquoted assets and liabilities.

•	the recoverability of tax assets.

•	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations

The Group’s general auditor presents the Group’s financial information to the audit committee on a quarterly basis, at least, providing explanations of the main criteria employed for estimates, valuations and value judgements.

The board of directors is responsible for approving the financial information that the Bank, as a listed company, is obliged to publish, in accordance with article 3.2 c) of its Rules and Regulations.

The information provided to directors prior to board meetings, including information on value judgements, estimates and forecasts relating to the financial information, is prepared specifically for the purposes of these meetings.

To verify that the ICM is working properly and check the effectiveness of the defines functions, tasks and controls, the Group has in place an evaluation and certification process which starts with an evaluation of the control activities by the staff responsible for them. Depending on the conclusions, the next step is to certify the tasks and functions related to the generation of financial information so that, having analysed all such certifications, the chief executive officer, the chief financial officer and the controller certify the effectiveness of the ICM.

In 2017, the Group worked on integrating risk control self-assessment processes (RCSA) in the evaluation and certification process of the control model. The combination of the two processes provides greater efficiency, coherence and robustness to the test and allows for fully integrating the certification process in the Group’s risk management.

The annual process identifies and assesses the criticality of risks and the effectiveness of the controls identified in the Group.

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The non-financial risk control unit prepares a report spelling out the conclusions reached as a result of the certification process conducted by the units, taking the following aspects into consideration:

•	A list of the certifications obtained at all levels.

•	Any additional certifications considered necessary.

•	Specific certification of all significant outsourced services.

•	The ICM design and operation tests performed by those responsible for its maintenance and/or independent experts.

This report also itemises the main deficiencies unearthed throughout the certification process by any of the parties involved, indicating whether these deficiencies have been properly resolved or, if not, what plans are in place to correct them in a satisfactory manner.

The conclusions of these evaluation processes are presented to the audit committee by the non-financial risk control department, together with general controller and management control division and, if appropriate, the representatives of the divisions and/or work companies concerned, after having been presented to the risk control committee.

Lastly, on the basis of this report, the Group’s general auditor and controller (CAO), chief financial officer (CFO) and its chief executive officer (CEO) certify the effectiveness of the ICM in terms of preventing or detecting errors which could have a material impact on the consolidated financial information.

F.3.2. Internal control policies and procedures for IT systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The technology and operations division issues corporate IT policies.

For internal control purposes, the following policies are of particular importance.

The Group’s IT systems which are directly or indirectly related to the financial statements are configured to ensure the correct preparation and publication of financial information at all times by means of a specific internal control protocol.

To this end, the entity has internal policies and procedures, which are duly updated and distributed, relating to systems security and access to the IT applications and systems based on roles and in accordance with the duties and clearances assigned to each unit/post so as to ensure proper separation of powers.

The Group’s internal policies establish that access to all systems that store or process data shall be strictly controlled, and that the level of access control required is determined by potential impact on the business. Access rights are assigned by Group experts in this area (known as authorised signatures), by roles and functions. In addition, to ensure compliance, the user and profile maintenance control and review processes in which responsible personnel in each area are involved ensure that information is only accessed by persons who need it for their work.

The Group’s methodology is designed to ensure that any new software developments and the updating and maintenance of existing programmes go through a definition-development-testing cycle that guarantees that financial information is handled reliably.

In this way, once software developments have been completed on the basis of the defined requirements (detailed documentation of the processes to be implemented), these developments are subjected to exhaustive testing by a specialist ‘software lab’.

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The Corporate Certification Office (CCO) is then responsible for the complete testing cycle of the software in a pre-production environment, prior to its final implementation. The CCO manages and coordinates this whole cycle, which includes: technical and functional testing, performance testing, user acceptance testing, and pilot and prototype testing as defined by the entities, prior to making the applications available to all end users.

Underpinned by corporate methodology, the Group guarantees the existence of business continuity plans that ensure on-going performance of key functions in the event of disasters or other events that could halt or interrupt business operations.

These plans catalogue the measures, which translate into specific initiatives, designed to mitigate the scale and severity of IT incidents and to ensure that operations are up and running again as quickly and with as little fallout as possible.

To this end, the Group has highly automated back-up systems to ensure the continuity of the most critical systems with little or no human intervention thanks to parallel redundant systems, high-availability systems and redundant communication lines.

In addition, there are specific force majeure risk mitigation strategies in place, such as virtual data processing centres, back-up power suppliers and offsite storage facilities.

F.3.3. Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

With regard to suppliers belonging to the Group, a framework, along with policies and procedures, have been put in place to ensure coverage of the risks associated with such outsourcing.

The relevant processes include the following:

•	The performance of tasks relating to the initiation, recording, processing, settlement, reporting and accounting of asset valuations and transactions.

•	The provision of IT support in its various manifestations: software development, infrastructure maintenance, incident management, IT security and IT processing.

•	The provision of other material support services not directly related to the generation of financial information: supplier management, property management, HR management, etc.

The main control procedures in place to ensure adequate coverage of the risks intrinsic to these processes are:

•	Relations among Group companies are documented in contracts which detail exhaustively the type and level of service provided.

•	All of the Group’s service providers document and validate the main processes and controls related to the services they provide.

•	Entities to which activities are outsourced document and validate their controls in order to ensure that the material risks associated with the outsourced services are kept within reasonable levels.

The Group assesses its estimates in-house. Whenever it considers it advisable to hire the services of a third party to help with specific matters, it does so having verified their expertise and independence, for which procedures are in place, and having validated their methods and the reasonableness of the assumptions made.

Furthermore, the Group has signed service level agreements and put in place controls to ensure the integrity and quality of information for external suppliers providing significant services that might impact the financial statements.

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The above policies and procedures comply, in every case, with the provisions included in the Bank of Spain Circular 2/2016, of 2 February, applicable to credit institutions, on supervision and solvency, which completes the adaptation of the Spanish legal system to Directive 2013/36/EU and Regulation (EU) No 575/2013.

F.4. Information and communication

Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1. A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The financial accounting and control division includes the financial regulation and accounting processes area, the head of which reports directly to the controller and has the following exclusive responsibilities:

•	Defining the accounting treatment of the operations that constitute the Bank’s business in keeping with their economic substance and the regulations governing the financial system.

•	Defining and updating the Group’s accounting policies and resolving any questions or conflicts deriving from their interpretation.

•	Enhancing and standardising the Group’s accounting practices.

•

Assisting and advising the professionals responsible for new IT developments with respect to accounting requirements and ways of presenting information for internal consumption and external distribution and on how to maintain these systems as they relate to accounting issues.

Accounting policies are set out in the Accounting Policy and Standards Manual together with the measurement standards applicable at Santander Group. New accounting matters and the most relevant interpretations of accounting standards in force prepared by the financial regulation and accounting process area are presented on a monthly basis. These documents are stored in the accounting regulation library (NIC-KEY), which is accessible to all Group units.

The financial accounting and control division has put in place procedures to ensure it has all the information it needs to update the audit plan to cover the issue of new products and regulatory and accounting changes that make it necessary to adapt the plan and accounting principles and policies.

The Group entities, through the heads of their operations or accounting units, maintain an on-going and fluid dialogue with the financial regulation and accounting processes area and with the other areas of the management control unit.

F.4.2. Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR.

The Group’s computer applications are configured into a management model which, using an IT system structure appropriate for a bank, is divided into several ‘layers’, which supply different kinds of services, including:

•	General IT systems: these provide information to division/business unit heads.

•	Management systems: these produce information for business monitoring and control purposes.

•	Business systems: software encompassing the full product-contract-customer life cycle.

•	Structural systems: these support the data shared and used by all the applications and services. These systems include all those related to the accounting and financial information.

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All these systems are designed and developed in accordance with the following IT architecture:

•	General software architecture, which defines the design patterns and principles for all systems.

•	Technical architecture, including the mechanisms used in the model for design outsourcing, tool encapsulation and task automation.

One of the overriding purposes of this model is to provide the Group’s IT systems with the right software infrastructure to manage all the transactions performed and their subsequent entry into the corresponding accounting registers, with the resources needed to enable access to and consultation of the various levels of supporting data.

The software applications do not generate accounting entries per se; they are based on a model centred on the transaction itself and a complementary model of accounting templates that specifies the accounting entries and movements to be made for the said transaction. These accounting entries and movements are designed, authorised and maintained by the financial accounting and control division.

The applications execute all the transactions performed in a given day across various distribution channels (branches, internet, telephone banking, e-banking, etc.) into the ‘daily transaction register’ (DGO for its acronym in Spanish).

The DGO generates the transaction accounting entries and movements on the basis of the information contained in the accounting template, uploading it directly into the application named accounting infrastructure.

This application carries out the other processes necessary to generate financial information, including: capturing and balancing the movements received, consolidating and reconciling with application balances, cross-checking the software and accounting information for accuracy, complying with the accounting allocation structural model, managing and storing auxiliary accounting data and making accounting entries for saving in the accounting system itself.

Some applications do not use this process. These rely instead on their own account assistants who upload the general accounting data directly by means of account movements, so that the definition of these accounting entries resides in the applications themselves.

In order to control this process, before inputting the movements into the general accounting system, the accounting information is uploaded into a verification system which performs a number of controls and tests.

This accounting infrastructure and the aforementioned structural systems generate the processes needed to generate, disclose and store all the financial information required of a financial institution for regulatory and internal purposes, all of which under the guidance, supervision and control of the financial accounting and control division.

To minimise the attendant operational risks and optimise the quality of the information produced in the consolidation process, the Group has developed two IT tools which it uses in the financial statement consolidation process.

The first channels information flows between the units and the financial accounting and control division, while the second performs the consolidation proper on the basis of the information provided by the former.

Each month, all of the entities within the Group’s scope of consolidation report their financial statements, in keeping with the Group’s audit plan.

The Group’s audit plan, which is included in the consolidation application, generally contains the disclosure needed to comply with the disclosure requirements imposed on the Group by Spanish and international authorities.

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The consolidation application includes a module that standardises the accounting criteria applied so that the units make the accounting adjustments needed to make their financial statements consistent with the accounting criteria followed by the Group.

The next step, which is automated and standardised, is to convert the financial statements of the entities that do not operate in euros into the Group’s functional currency.

The financial statements of the entities comprising the scope of consolidation are subsequently aggregated.

The consolidation process identifies intragroup items, ensuring they are correctly eliminated. In addition, in order to ensure the quality and comprehensiveness of the information, the consolidation application is configured to make investment-equity elimination adjustments and to eliminate intragroup transactions, which are generated automatically in keeping with the system settings and checks.

Lastly, the consolidation application includes another module (the annex module) which allows all units to upload the accounting and non-accounting information not specified in the aforementioned audit plan and which the Group deems opportune for the purpose of complying with applicable disclosure requirements.

This entire process is highly automated and includes automatic controls to enable the detection of incidents in the consolidation process. The financial accounting and control division also performs additional oversight and analytical controls.

F.5 Monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1. The ICFR monitoring activities undertaken by the audit committee and an internal audit function whose competencies include supporting the audit committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

The board has approved a corporate internal audit framework for the Santander Group, defining the global function of internal audit and how it is to be carried out.

In accordance with this, internal audit is a permanent function and independent from all other functions and units. Its mission is to provide the board of directors and senior management with independent assurances in regard to the quality and efficacy of the systems and processes of internal control, risk management (current and emerging) and governance, thereby helping to safeguard the organisation’s value, solvency and reputation. Internal audit reports to the audit committee and to the board of directors on a regular basis and, as an independent unit, it has direct access to the board when it deems it appropriate.

The internal audit evaluates:

•	the efficacy and efficiency of the processes and systems cited above;

•	compliance with applicable legislation and requirements of supervisory bodies;

•	the reliability and integrity of financial and operating information; and

•	the integrity of capital.

Internal audit is the third line of defence, independent of the others.

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The scope of its work encompasses:

•	all Group entities over which it exercises effective control;

•	separate asset pools (for example, mutual funds) managed by the entities mentioned in the previous section.

•	all entities (or separate asset pools) not included in the previous points, for which there is an agreement for the Group to provide internal audit functions.

This scope, subjectively defined, includes the activities, businesses and processes carried out (either directly or through outsourcing), the existing organisation and any commercial networks. In addition, and also as part of its mission, internal audit can undertake audits in other subsidiaries not included among the points above, when the Group has reserved this right as a shareholder, and in outsourced activities pursuant to the agreements reached in each case.

Article 17.6 of the Rules and Regulations of the Board of Directors states that: “The internal audit function of the Bank shall report to the audit committee and shall respond to requests for information that it receives therefrom in the performance of its duties. Notwithstanding the foregoing, the internal audit function, as an independent unit, shall periodically report to the board of directors and, in any event, at least two times per year, and shall also have direct access to the board when it deems it appropriate”.

As provided for in article 17.4.(d) of the Rules and Regulations of the Board of Directors, the audit committee supervises the Group’s internal audit function and, specifically: (i) propose the selection, appointment and withdrawal of the officer responsible for internal audit; (ii) ensure the independence and effectiveness of the internal audit function; (iii) ensure that the internal audit function has the physical and human resources needed for the performance of its work and propose the budget for this service; (iv) receive periodic information regarding the activities thereof and review the annual activities report; (v) annually assess the function of the internal audit unit and the performance of its leading officer, which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof and (vi) verify that senior management and the board take into account the conclusions and recommendations set forth in its reports

At year-end 2017, internal audit employed 1,165 people, all dedicated exclusively to this service. Of these, 247 were based in the Corporate Centre and 918 in local units situated in the principal geographic areas in which the Group is present, all of whom exclusively work in that location.

Every year, internal audit prepares an audit plan based on a self-assessment exercise on the risks faced by the Group. Internal audit is exclusively responsible for implementing this plan. The audits carried out may result in audit recommendations being made. These are prioritised by their relative importance, and then continuously monitored until fully implemented.

At its meeting on 18 January 2017, the audit committee considered and approved the audit plan for 2017, which was submitted to, and approved by, the Board at the meeting held on 24 January 2017.

In 2017, the effectiveness and functioning of the main elements of the internal control system and controls on information systems in the units analysed were assessed.

In 2017, the audit committee and the board of directors were kept informed of the work carried out by the internal audit division on its annual plan and other issues related to the audit function at 11 of the 12 meetings of the audit committee and two of the board meetings. The audit committee assessed whether the work of internal audit was sufficient and the results of its activity and monitored the recommendations made, particularly the most important. It also reviewed the effects of the results of this work on the financial information. Finally, the committee monitored the corrective actions implemented, giving priority to the most important of these.

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At its meeting of 25 January 2018, the audit committee reviewed and approved the internal audit plan for 2018. At its meeting of 13 February 2018, the board was informed of internal audit activities in 2017 and it approved the audit plan for 2018.

F.5.2. A discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its audit committee or board of directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As stipulated in the Bylaws and Rules and Regulations of the Board of Directors, the audit committee is officially tasked with overseeing the financial information process and the internal control systems.

The audit committee deals with any possible control deficiencies that might affect the reliability and accuracy of the financial statements. To this end it can call in the various areas of the Group involved to provide the necessary information and clarifications. The committee also takes stock of the potential impact of any flaws detected in the financial information.

Article 17.4.e) of the Rules and Regulations of the Board of Directors defines a duty of the audit committee as being to:

(e) Supervise the financial reporting system and the internal control systems. In particular, the audit committee shall: (…) (iii) Discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.

Moreover, article 17.4.e) of the Rules and Regulations of the Board of Directors establishes that the supervision duties of the audit committee with regard to the internal audit function include, and, in particular “(iv) receive periodic information regarding the activities thereof and review the annual activities report; (v) annually assess the function of the internal audit unit and the performance of its leading officer, which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof and (vi) verify that senior management and the board take into account the conclusions and recommendations set forth in its reports”.

As part of its supervision work, the audit committee assesses the results of the work of the internal audit division, and can take action as necessary to correct any effects identified on the financial information.

F.6. Other relevant information

F.7. External auditor report

State whether:

F.7.1. The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review.

The information relating to the internal control over financial reporting (ICFR) system (also known internally as Santander Group Internal Control Model) provided in this section of the annual corporate governance report is assessed by the external auditor, which issues an opinion on the same and on the effectiveness of the ICFR under revised scope11 system with respect to the financial information included in the Group’s consolidated financial statements for the year ended 31 December 2017.

[11]

In 2017 the Santander Group acquired the Popular Group. Given the recent acquisition, no conclusion could be reached on the ICFR related to the Popular Group, whereby the initial conclusions on the ICFR of the Popular Group will be included in the Santander Group’s 2018 financial statements.

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The auditor’s report on the ICFR system is included as an appendix to this report and Santander Group’s individual and consolidated financial statements of 2017.

G DEGREE OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with the recommendations of the good governance code for listed companies.

Should the company not comply with any of the recommendations or comply only in part, include a detailed explanation of the reasons so that shareholders, investors and the market in general have enough information to assess the company’s behaviour. General explanations are not acceptable.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections A.10, B.1, B.2, B.5, C.1.23 and C.1.24

Compliant  ☒            Explain   ☐

In keeping with articles 26.1 (paragraph one) and 35.4 of the Bylaws, there are no limitations or restrictions on voting rights or on the acquisition or transfer of Bank shares.

2. When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The activity they engage in and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See section D.7

Compliant  ☐            Partially compliant  ☐            Explain  ☐            Not applicable  ☒

Does not apply as the Bank had no listed subsidiaries in Spain at 31 December 2017.

3. During the annual general meeting the chairman of the board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the annual corporate governance report. In particular:

a)	Changes taking place since the previous annual general meeting.

b)	The specific reasons for the company not following a given Good Governance Code recommendation, and any alternative procedures followed in its stead.

Compliant  ☒            Partially compliant  ☐            Explain  ☐

In accordance with article 37.3 of the Rules and Regulations of the Board, the chair of the board of directors will report to the general shareholders’ meeting on the most relevant corporate governance issues at the Company in the year to which the financial statements being submitted to shareholders refer.

At the General shareholders’ meeting held on 7 April 2017, the chair of the board of directors verbally informed shareholders of the most relevant aspects of the Bank’s corporate governance model and, in particular, those mentioned in this recommendation.

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4. The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisers that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

See sections B.7 and C.1.35

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Article 37.1 of the Rules and Regulations of the Board states:

“The board of directors shall define and advance a policy of communication between the Company and its shareholders, institutional investors and proxy advisers. The Company shall publicise this policy on its website.

Within the framework of this policy, the lead director shall maintain contact with investors and shareholders in order to gather their insights and thus form an opinion about their concerns, especially in connection with the Company’s corporate governance.

In addition, the Company shall promote the holding of meetings attended by the lead director, other directors and/or such members of senior management as are deemed appropriate for the provision of information on the progress of the Company and its Group to shareholders residing in the most significant locations of Spain and other countries. In no event shall such meetings with shareholders and investors entail the provision to them of any information that might place them in a privileged or advantageous position vis-à-vis the other shareholders and investors”.

Article 38 of the Rules and Regulations of the Board states that “within the framework of the policy referred to in article 31.1 above, the board of directors will also establish adequate mechanisms for regularly exchanging information with institutional investors holding an interest in the Company and with proxy advisers”, and section 2 adds that “In no case will the relations between the board of directors and those groups translate into the provision to them of any information that could give rise to a privileged or advantageous situation with respect to other shareholders.”

Likewise, article 20.4 (l) of the Rules and Regulations of the Board, entrusts in the risk supervision, regulation and compliance committee, the “supervision of the strategy for communication and relations with shareholders and investors, including small and mid-sized shareholders, as well as supervision and evaluation of the procedures for relations with stakeholders.”

In accordance with the above system, the policy for communicating with shareholders, investors and proxy advisers establishes the rules and practices that the Company applies with respect to such communications, which are respectful of market abuse regulations and the dispensing of similar treatment to all shareholders. The policy is published on the Company’s corporate website (www.santander.com).

Since 2004 the “Shareholders and Investors” section of the Bank’s corporate website (www.santander.com), which can be accessed from the main menu, has provided all the information and documentation required by applicable legislation regarding shareholders and investors, as well as other information to facilitate shareholders’ rights to attendance, information and participation at the general shareholders’ meeting.

In accordance with article 14 of the Rules and Regulations of the Board, the lead independent director is, in particular, authorised to maintain contacts with investors and shareholders and, in this respect, a corporate governance road show was held for stakeholders in 2017. Other actions with investors in 2017 included the Group Strategy Update and the International Banking Conference, which were held on 10 October and 8 November, respectively.

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The Bank’s Shareholder and Investor Relations area undertook a number of initiatives in 2017 to improve transparency with shareholders and investors and help them exercise their rights, including: communication, through the channels chosen by shareholders and investors to inform them of material events, the general shareholders’ meeting, Group Strategy Updates, dividends/scrip dividends, the share price, and the Group’s development, results and events; the launch of new communication channels for shareholders and investors based on new technologies, such as the new corporate and commercial websites, and the Santander shareholders and investors app; and customer service forums and road shows, and remote channels such as electronic mailboxes, telephone queries, postal mail and WhatsApp.

5. The board of directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.

Compliant  ☐            Partially compliant  ☒            Explain  ☐

In 2017, the board of directors did not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

In this regard, the general shareholders’ meeting of 7 April 2017 authorised the board to agree certain increases in capital, with the faculty to exclude the pre-emptive rights of shareholders, in full or in part, in capital increases, complying with, in every case, the limit of 20% of share capital at the time of that delegation.

The Board shall propose to the general shareholders’ meeting to be held on 22 and 23 March 2018, on first and second call, respectively, the delegation to the Board of Directors of a faculty to increase share capital, delegating the power to exclude the pre-emptive rights of shareholders, in full or in part, in capital increases. This power to exclude pre-emptive rights will be limited to a maximum of 20% of the share capital at the time of the delegation. This limit shall not apply to the issue of convertible instruments that are perpetual or that have no conversion and/or repayment period and under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“Contingently Convertible Issues” or “CoCos”).

6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general meeting, even if their distribution is not obligatory:

a)	Report on auditor independence.

b)	Reviews of the operation of the audit committee and the nomination and remuneration committee.

c)	Audit committee report on third-party transactions.

d)	Report on corporate social responsibility policy.

See sections B.7 and C.2.1 and C.2.5

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Report on the auditor’s independence

The 2017 audit committee report, which it issued at its meeting on 8 February 2018 and includes the content required under applicable regulations, contains the committee’s report on the independence of the entity’s external auditor and expresses a favourable view in this regard.

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The 2017 audit committee report will be published on the Company’s website (www.santander.com) with the call notice for the 2018 general shareholders’ meeting.

Reports on the operation of the audit, appointments and remuneration committees

The audit, appointments, remuneration, risk supervision, regulation and compliance committees each issue an annual report regarding their operations that is presented to the board of directors by the chairs of those committees in accordance with article 17, 18,19 and 20 of the Rules and Regulations of the Board, respectively. The reports are published on the Company’s corporate website (www.santander.com) at the time of the announcement of the call notice for the next ordinary general shareholders’ meeting.

The activity reports from these committees in 2017 will be published on the Company’s website (www.santander.com) with the call notice for the 2018 ordinary annual general shareholders’ meeting.

Audit committee report on third-party transactions

The audit committee report for 2017 also contains the committee’s report on transactions with related parties in 2017. This report was prepared at the meeting held on 8 February 2018. The committee verified that all transactions with related parties during the year were either: fully compliant with the Rules and Regulations of the Board and did not require approval from the governing bodies; or duly approved following a positive report issued by the committee, once the agreed consideration and other terms and conditions had been found to be within market parameters.

The 2017 audit committee report will be published on the Company’s website (www.santander.com) with the call notice for the 2018 general shareholders’ meeting.

Report on corporate social responsibility policy

At its meeting on 13 February 2018, the board of directors approved the Company’s 2017 sustainability report, which was prepared in accordance with the “Sustainability Reporting Guidelines” issued by the Global Reporting Initiative, and includes general aspects of the Bank’s corporate social responsibility policy. This report is published in the “Sustainability” section of the Company’s corporate website (www.santander.com).

7. The company should broadcast its general meetings live on the corporate website. See section B.7

Compliant  ☒            Explain   ☐

The Company will provide a live broadcast of its 2018 ordinary general shareholders’ meeting, as it did with the general shareholders’ meeting held on 7 April 2017. The media will also have access to the meeting, to promote the broadest communication of its meetings and the resolutions adopted.

Article 6 of the Rules and Regulations for the General Shareholders’ Meeting specifies the information available on the Company’s website (www.santander.com) from the publication of the call to a meeting.

8. The audit committee should strive to ensure that the board of directors can present the company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the chairman of the audit committee and the auditors should give a clear account to shareholders of their scope and content.

See sections C.1.31, C.1.32, C.1.38 and C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

There were no reservations or qualifications in the audit reports of either the individual or consolidated financial statements of the Bank for 2017.

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The regulations governing these matters are to be found in article 62.3 the Bylaws and 42.5 of the Rules and Regulations of the Board, which both state that “the board of directors shall use its best efforts to prepare the accounts such that there is no room for reservations or qualifications by the auditor. However, if the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit committee, of the content and scope of the discrepancy, and shall also endeavour to ensure that the auditor likewise discloses its considerations in this regard”.

Article 17.4. c), (ii) (1) of the Rules and Regulations of the Board also stipulates that the audit committee “will ensure that the accounts that are finally prepared by the board are presented to the general meeting without reservations or qualifications (…).”

9. The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

See sections A.10, B.1, B.2, B.5 and B.7

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The Bylaws and the Rules and Regulations of the Board establish the requirements and procedures for demonstrating ownership of shares and to exercise voting rights when general meetings are called and held.

The Bylaws and the Rules and Regulations for the General Shareholders’ Meeting are published on the Company’s corporate website (www.santander.com). This information facilitates the informed participation of shareholders at general meetings and is required, as necessary, from the call notice for the general shareholders’ meeting, which is published on the company’s website along with standard attendance, proxy-granting and distance voting cards, together with all other documentation relating to this meeting.

The aforementioned rules encourage the attendance of shareholders at the general meeting and the exercising of their rights, and provide equal treatment to shareholders as a result, among other, of the following:

a) Article 6 of the Rules and Regulations for the General Shareholders’ Meeting stipulates that:

“1. In addition to fulfilling legal or bylaw requirements, as from the time the call notice for the meeting is published and up until the general shareholders’ meeting is held, the Company will continuously publish the following information on its website:

(…)

(vi) The forms relating to the attendance card and proxy and remote voting documents, unless they are sent directly by the Company to each shareholder. If it is not able to publish these items on the website due to technical reasons, the Company must indicate how to obtain the forms in paper format and they must be sent to any requesting shareholder. These forms will be updated if requests are made to include new points on the agenda or if alternative resolutions are proposed, in the terms established by law.

2. Without prejudice to the provisions of other paragraphs of these Rules and Regulations and the requirements of any legal or Bylaw provisions, beginning on the date of the announcement of the call to meeting, such information as is deemed appropriate to facilitate the attendance of shareholders at the general shareholders’ meeting and their participation therein shall also be published on the Company’s website, including:

(i) Information on where the meeting will be held, describing, if appropriate, how to gain access to the room.

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(ii)	Description of the mechanisms that may be used for granting proxies and distance voting.

(iii)	Information, if appropriate, on systems or procedures to facilitate following of the meeting, such as simultaneous interpretation, audiovisual broadcasts, information in other languages, etc.”

b) article 8 of the Rules and Regulations for the General Shareholders’ Meeting states that “Without prejudice to the provisions of the Bylaws, the right to attend the general shareholders’ meeting may be delegated to any individual or legal person.”

c) article 9.1 of the Rules and Regulations for the General Shareholders’ Meeting states that “Shareholders who, pursuant to the provisions of Law and the Bylaws, hold any number of shares registered in their name in the corresponding book-entry registries at least five days prior to the day on which the general shareholders’ meeting is to be held, are entitled to attend”.

The Bank allows shareholders to exercise their rights to attend, delegate and vote using remote communication systems, which also foster participation in the general meeting.

10. When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a) Immediately circulate the supplementary items and new proposals.

b) Disclose the standard attendance card or proxy appointment or remote voting form, duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the board of directors.

c) Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

d) After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

In 2017 no entitled shareholder exercised the above-mentioned right in the terms established in applicable legislation, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting.

Article 5 paragraph 4 of the Rules and Regulations for the General Shareholders’ Meeting states that “shareholders representing at least three (3%) percent of the share capital may request the publication of a supplement to the call to meeting including one or more items on the agenda, so long as such new items are accompanied by a rationale or, if appropriate, by a substantiated proposal for a resolution. (...). This complement to the call notice will be distributed in the same way as the call notice, “moreover, shareholders representing at least three percent (3%) of the share capital may submit, within the same period established in the preceding section, substantiated proposals for resolutions regarding matters that have already been included or must be included on the agenda for the general shareholders’ meeting called”.

Article 6.1 of the Rules and Regulations for the General Shareholders’ Meeting stipulates that the Company will publish the following information, including such proposals, on its website between the announcement of the call to the general meeting and the date on which the meeting is held, without interruption:

•

Proposed alternative resolutions: “(iv) the full text of the proposed resolutions submitted by the board of directors regarding each and every one of the items on the agenda or, in relation to merely informative items, a report prepared by the competent bodies, containing a discussion of such items. If received, any proposed resolutions presented by shareholders will also be included (…)”.

•

Proposed resolutions relating to a supplementary call: “When there is a supplement to a call, the Company will announce it as soon as possible on its website, including the text of the proposals and the justification provided to the Company regarding that supplement, notwithstanding the publication of the supplement (…)”.

201

•

Updating of the attendance card, delegation and remote voting: “(vi) the forms for the attendance, proxy-granting and distance voting card, unless they are sent directly by the Bank to each shareholder. If it is not able to publish these items on the website due to technical reasons, the Company must indicate how to obtain the forms in paper format and they must be sent to any requesting shareholder. These forms will be updated if requests are made to include new points on the agenda or if there are proposed alternative resolutions, in the terms established by law.

Article 6 bis of the Rules and Regulations for the General Shareholders’ Meeting regulates the electronic shareholders’ forum, and states that “on the occasion of the call to the general shareholders’ meeting, an Electronic Shareholders’ Forum shall be enabled for use on the Company’s website, to which both individual shareholders and any voluntary associations that they may create as provided for in law will have access, with all due assurances, in order to facilitate their communication prior to the holding of general shareholders’ meetings. The following may be published in the Forum: proposals sought to be submitted as a supplement to the agenda announced in the call to meeting; requests for adherence to such proposals; initiatives aimed at reaching the percentage sufficient to exercise a minority right contemplated by law, and offers or solicitations of voluntary proxies. The board of directors may further develop the foregoing provisions by establishing the procedure, time periods and other terms and conditions applicable to the operation of the Electronic Shareholders’ Forum”.

Finally, article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting establishes that “once all shareholders have spoken and any responses have been provided in accordance with these Regulations, the proposed resolutions regarding the matters on the agenda or those others that are not required to be on the agenda in accordance with the law, including those prepared in accordance with the provisions of the law by shareholders during the course of the meeting, will be submitted to a vote. All proposed resolutions that are validly prepared will be submitted to a vote in the terms set out below.

The process for adopting resolutions will be carried out in accordance with the agenda established in the call to the meeting. If there are any alternative proposals regarding a point in the agenda, the chair will decide the order in which they will be submitted to a vote, which will also be the case if any proposals relating to matters on which the meeting may reach a decision without having to be included in the agenda are prepared. In any event, the understanding will be that a favourable vote of the meeting for a proposal with the majority necessary for approval will represent a vote against those alternative proposals that are incompatible with the former. In accordance with the provisions of article 23.5, when the chair of the meeting is aware of the existence of a sufficient number of votes to approve or reject the proposed resolution at the time the voting is to take place, the chairman will expressly state this circumstance and declare the resolution approved or rejected, as appropriate, notwithstanding the statements that shareholders may make to the Notary regarding their vote or abstention.”

11. In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

Compliant  ☐            Partially compliant  ☐            Explain  ☐            Not applicable  ☒

The company has no plans to pay for attendance at the general shareholders’ meeting, and therefore it is not necessary to establish a general, long-term policy in this respect. Notwithstanding the above, and as has been a tradition for decades, the Company offers attendees of the general meeting a commemorative courtesy gift.

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12. The board of directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

See sections C.1.10, C.2.1, D.1 and E.2

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The Company’s board of directors acts in accordance with the principles set out in this recommendation, and those principles are also established in article 40.1 of the Bylaws and article 5 of the Rules and Regulations of the Board. This latter point establishes that the board shall exercise its duties guided “by the company’s best interests, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value”, and adds that “the board of directors shall also ensure that the Company faithfully complies with applicable law, respects the uses and good practices of the industries or countries where it carries out its activities and observes the principles of social responsibility to which it has voluntarily adhered”.

In accordance with article 3.2 (a)(xi) of the Rules and Regulations of the Board, the board is responsible for approving the corporate culture and values, including its social responsibility and sustainability practices, thereby guaranteeing oversight and monitoring by the board of the company’s socially responsible behaviour. To this effect, in 2017 the board was supported by the risk supervision, regulation and compliance committee, which, as stipulated by article 17 ter.4 (m) of the Rules and Regulations of the Board before the modification agreed by the board at its meeting on 13 February 2018, is responsible for reviewing “the company’s corporate social responsibility policy, ensuring that it is aimed at the creation of value for the company, and monitoring the strategy and practices in this field, also evaluating the level of adherence thereto”.

On 13 February 2018, the board of directors agreed to modify the Rules and Regulations of the Board, such that article 21 sets out the competencies of a new responsible banking, sustainability and culture committee, responsible for “assisting the board of directors in complying with its supervisory responsibilities with respect to its responsible business strategy and questions of sustainability in the company and its group”.

In addition, articles 37, 38, 39, 41 and 42 of the Rules and Regulations of the Board govern the relationship between the board of directors and shareholders, institutional investors and proxy advisers, supervisors, markets and the external auditor, respectively.

13. The board of directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

See sections C.1.1 and C.1.2

Compliant  ☒            Explain   ☐

In 2006, the general shareholders’ meeting agreed to modify the Bylaws, reducing the maximum number of directors from 30 to 22. The minimum was kept at 14, which is the number at the date of this report.

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Following a proposal from the appointments committee, at its meeting on 13 February 2018, the board of directors agreed to submit said proposal to the general shareholders’ meeting planned for 22 or 23 March 2018, on first or second call, respectively, for the appointment of Mr Alvaro Cardoso de Souza as an independent director of the Bank, occupying the vacancy resulting from Mr Matías Rodríguez Inciarte stepping down. The board of directors has also submitted to the referred shareholders’ meeting a proposal to fix at 15 the number of board members.

The board of directors considers its current size to be adequate in terms of the Group’s size, complexity and geographical diversity. The board considers that its modus operandi, in full and via its committees—one delegated committee and the rest with supervisory, advisory, reporting and proposal-making duties—guarantees the effective and due participation of all its members, and an efficient and participatory board.

Lastly, at the meeting held on 13 February 2018, the board of directors also agreed to submit a proposal at the annual general shareholders’ meeting planned for 22 or 23 March 2018, on first or second call, respectively, for the amendment of article 41 of the Bylaws to reduce the minimum and maximum thresholds for the composition of the board of directors, which is currently set at between 14 and 22 members, to a minimum of 12 and a maximum of 17 members, the size of which is more in line with the range indicated in this recommendation.

14. The board of directors should approve a director selection policy that:

a)	Is concrete and verifiable;

b)	Ensures that appointment or re-election proposals are based on a prior analysis of the board’s needs.

c)	Favours a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the nomination committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women directors before the year 2020.

The nomination committee should run an annual check on compliance with the director selection policy and set out its findings in the annual corporate governance report.

See sections C.1.5, C.1.6, C.1.6.bis and C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The procedures and criteria for selecting directors are mainly established by articles 20, 41, 42, 55 and 56 of the Bylaws and articles 3, 6, 7, 18 and 26 of the Rules and Regulations of the Board.

Pursuant to articles 3.2 (l) and (m), and 6.1 and 18.4.(a) (i) of the Rules and Regulations of the Board, the board will ensure that the procedures for selecting its members ensure the individual and collective capacity of directors and favour a diversity of genders, experience and knowledge on the board and, in general, that they do not suffer from implicit biases that may imply any discrimination, from any point of view, including issues of age or disability. The appointments committee evaluates the balance of knowledge, skills, capacity, diversity and experience required and currently existing on the board, and prepares a matrix of competencies and a description of the functions and aptitudes required for each specific appointment.

In accordance with these internal regulations, in 2017 an analysis of the skills and the diversity of the members of the board was carried out, and this was considered in the selection of the director appointed in 2017. This is explained in the appointments committee’s activity report for 2017, which is published on the Company’s corporate website (www.santander.com).

204

Furthermore, and in accordance with the content of the aforementioned articles of the Bylaws and the Rules and Regulations of the Board, on 24 January 2017 the board of directors unified the selection and succession policy for directors at Banco Santander, S.A. into a single document, at the proposal of the appointments committee. It also established the quantitative and qualitative composition criteria for the board of directors and its committees. This included gender diversity criteria and the target for women to represent 30% of all board members, the process for reviewing that situation, and the identification of potential candidates for appointment as directors.

When the 2018 general shareholders’ meeting is called, the board report and the proposal from the appointments committee supporting the proposals to ratify and re-elect the Bank directors will be published. These will be submitted to the general meeting for approval, after verification of compliance with the aforementioned director selection and succession policy, and evaluating the competence, experience and merits of the persons whose ratification or re-election is proposed to the shareholders at the meeting.

The selection and succession policy for directors includes the objective set by the appointments committee that the ratio of female directors should be 30% in 2020. The percentage of female directors at year-end 2017 stood at 36%.

15. Proprietary and independent directors should constitute an ample majority on the board of directors, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections A.3 and C.1.3

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Article 42.1 of the Bylaws stipulate that efforts will be made to ensure that the board of directors is made up such that external directors represent a large majority over executive directors, and that a reasonable number of the former are independent directors. In particular, article 6.1 of the Rules and Regulations of the Board states that “the board of directors shall seek to ensure that the number of independent directors represents at least half of all directors”.

At year-end 2017, the board had a large majority of external directors. Of the 14 directors currently sitting on the board of directors, 3 are executive and 11 are external. The board of directors, following the proposal of the appointments committee, reviewed on 13 February 2018 the character of each director of the board: of the 11 external directors, 8 are independent and 3 are, in the opinion of the board, neither proprietary nor independent.

The board of directors considers the current number of executive directors to be adequate in terms of the size, complexity and geographical diversity of the Group.

16. The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital. This criterion can be relaxed:

a)	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b)	In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections A.2, A.3 and C.1.3

Compliant  ☒            Explain   ☐

At the date of approval of this report, there is not director classified as an external proprietary director.

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17. Independent directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent directors should occupy, at least, a third of board places.

See section C.1.3

Compliant  ☒            Explain   ☐

At the close of 2017, of the 11 external directors, 8 were independent (72.72%), representing 57.14% of the total board members.

18. Companies should disclose the following director particulars on their websites and keep them regularly updated:

a)	Background and professional experience.

b)	Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c)	Statement of the director class to which they belong, in the case of proprietary directors indicating the shareholder they represent or have links with.

d)	Dates of their first appointment as a board member and subsequent re-elections.

e)	Shares held in the company, and any options on the same.

See sections B.7 and C.1.3

Compliant  ☒            Partially compliant  ☐            Explain  ☐

In accordance with article 61.1 of the Bylaws and article 41.4 of the Rules and Regulations of the Board, the Bank publishes and maintains an up-to-date version of the information on directors to which this recommendation refers on the Group’s corporate website (www.santander.com). The information is set out in the “board of directors” section of the “Information for shareholders and investors” on the homepage of the Company’s corporate website (www.santander.com).

19. Following verification by the nomination committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections A.2, A.3, C.1.3 and C.1.8

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

In accordance with article 6.3 and 18.4 (d) of the Rules and Regulations of the Board, the appointments committee verified the character of each director at its meeting on 12 February 2018 and its proposal was approved by the board at its meeting on 13 February.

The board of directors, following the proposal of the appointments committee, and after a review of practices in comparable markets and companies, resolved on 13 February 2018 to apply the legally established threshold for significant shareholdings (3% of share capital) to be considered as proprietary director. Since the shareholding represented by Mr. Javier Botín-Sanz de Sautuola y O’Shea (0.98%) is below the referred threshold, he has ceased to meet the requirements to be considered as proprietary director. As a consequence, the board of directors, following the proposal of the said committee, resolved on that same date, to categorize him as other external director.

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No formal requests to be appointed to the board of directors have been received from shareholders with a percentage interest in the Bank equal or larger than 3%.

20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the number of the latter should be reduced accordingly.

See sections A.2, A.3 and C.1.2

Compliant  ☒            Partially compliant ☐            Explain  ☐            Not applicable  ☐

Article 28.3 of the Rules and Regulations of the Board stipulates that proprietary directors must submit their resignations when the shareholder they represent disposes of its shareholding or reduces it significantly.

In 2017 the circumstances described in this recommendation did not arise.

21. The board of directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a proposal from the nomination committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

See sections C.1.2, C.1.9, C.1.19 and C.1.27

Compliant  ☒            Explain   ☐

The Bank’s practice is to maintain directors in their position during the period for which they are appointed, except in the event of resignation or unless any of the due causes or other circumstances set forth in applicable legislation arise.

The term of the appointment and the resignation of directors are regulated by articles 55 and 56 of the Bylaws and articles 27 and 28 of the Rules and Regulations of the Board.

The board of directors has not proposed the removal of any independent director before the expiry of their tenure as mandated by the Bylaws. There was one voluntary resignation of an independent director in 2017.

22. Companies should establish rules obliging directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the offences stated in company legislation, the board of directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The board should give a reasoned account of all such determinations in the annual corporate governance report.

See section C.1.21, C.1.42 and C.1.43

Compliant  ☒            Partially compliant  ☐            Explain  ☐

207

The rules covered by this recommendation are set out in article 56.2 of the Bylaws and articles 28.2 and 36 of the Rules and Regulations of the Board.

In 2017 the Company was not informed by any director of any circumstance, and to the best of its knowledge it has no awareness of any circumstance that, in the opinion of the board, would have justified removing a director from the Bank’s board of directors.

However, in compliance with the obligation of the directors to report on situations in which they may harm the credit and reputation of the company, during 2017 some directors have informed the appointments committee of the situation of legal proceedings in which they are involved.

In none of the cases indicated, the appointments committee and the board of directors have considered that there were circumstances that justified their removal as members of the board of directors.

23. Directors should express their clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the board, even if he or she is not a director.

        Compliant  ☒              Partially compliant    ☐            Explain     ☐             Not applicable     ☐

In 2017, neither any of the directors nor the board secretary expressed any opposition to, or expressed any reservations regarding, any proposal because they considered it might damage the corporate interest. Neither were any resolutions adopted that, in the judgement of the directors or the board secretary, could harm the interests of shareholders lacking board representation, nor have any reservations about any proposals been expressed by any directors or the board secretary.

24. Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the annual corporate governance report.

See section C.1.9

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

Article 28.4 of the Rules and Regulations of the Board establishes that, “if directors withdraw from office as such due to resignation or for other reasons prior to the end of their term, they shall explain the reasons for this in a letter that shall be sent to the other members of the board, unless they report thereon at a meeting of the board and that report is recorded in the minutes. Disclosure thereof shall also be made in the annual corporate governance report”.

At the board meeting of 28 November 2017, Ms Isabel Tocino Biscarolasaga and Mr Matías Rodríguez Inciarte announced their voluntary resignations as directors, for personal reasons. They also addressed a letter to the other members of the board setting out the reasons for their resignations.

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25. The nomination committee should ensure that non-executive directors have sufficient time available to discharge their responsibilities effectively. The Rules and Regulations of the Board should lay down the maximum number of company boards on which directors can serve.

See sections C.1.13 and C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Pursuant to article 18.4 g) of the Rules and Regulations of the Board, at its meeting of 14 December 2017 the appointments committee examined the information submitted by the directors regarding the dedication required by their other professional obligations, to evaluate whether these might detract from the dedication needed for the directors to carry out their duties.

Based on this information, the appointments committee concluded that the other professional activities of the external directors do not detract from the dedication of their time and efforts needed to fulfil their duty of diligent management, as set down in article 36 of the Rules and Regulations of the Board.

Among the obligations and duties of the board, article 36 of the Rules and Regulations of the Board establishes the need to provide information on other professional duties and the maximum number of boards to which they may belong, pursuant to Act 10/2014, of 26 June, on the ordering, supervision and solvency of credit institutions.

26. The board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each director may propose the addition of initially unscheduled items.

See sections C.1.29 and C.1.41

Compliant  ☒            Partially compliant  ☐            Explain   ☐

The Bank’s board of directors meets with the frequency necessary to adequately fulfil its duties, consisting of a minimum of nine meetings per year and the approval of an annual meeting schedule that includes a provisional proposal for the agenda at those meetings.

Article 47 of the Bylaws and articles 24 and 25 of the Rules and Regulations of the Board regulate the operation and development of meetings of the board of directors. articles 24.1, 2 and 3 of those Regulations stipulate the following:

“1. The board shall meet with the frequency required for the proper performance of its duties, and shall be called to meeting by the chairman.

2. The board shall approve the annual calendar for its meetings, which must be held with the frequency needed for the board to effectively perform its duties, provided, however, that the board shall meet at least quarterly and shall hold a minimum of nine meetings per year. The calendar shall include the draft agenda proposed for such meetings, which may be subject to changes that shall be notified to each director. In addition, the board shall meet whenever the chairman so decides at his own initiative, at the request of at least three directors or at the request of the lead director.

The meetings shall, in all events, be called by the secretary or, in the absence thereof, the vice secretary, in compliance with the instructions received from the chairman; notice of the call to meeting shall be sent 15 days in advance and in writing (which includes notice by fax or by electronic and data telecommunication means).

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The relevant documentation for each meeting (draft agenda, presentations, past meeting minutes) shall be provided to the directors 4 business days in advance of the date on which the meeting is to be held, unless such deadline cannot be met due to reasons of urgency, in which case the information shall be delivered to the directors as promptly as possible.

When a meeting that is not contemplated in the annual calendar is called, notice of the call shall be given as early as possible and may be made by telephone when necessary for reasons of speed and confidentiality. In such case, neither the time periods nor the formalities set forth in the preceding paragraphs with respect to the meetings contemplated in the annual calendar shall apply.

3. The agenda shall be approved by the board at the meeting itself. Any board member may propose the inclusion of any other item not included in the draft agenda proposed by the chair to the board.”

Further, the lead independent director is authorised to call for a meeting of the board of directors or to add new items to the agenda of a meeting that has already been called (article 14.1 (i) of the Rules and Regulations of the Board.

The board of directors met 15 times in 2017.

27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of absence, directors should delegate their powers of representation with the appropriate instructions.

See sections C.1.28, C.1.29 and C.1.30

Compliant  ☒            Partially compliant  ☐            Explain  ☐

In accordance with article 47.2 of the Bylaws, the directors must attend board meetings in person. Articles 25.1 and 2 of the Rules and Regulations of the Board stipulate that directors must ensure that their absences are limited to unavoidable situations. If they cannot attend personally, they may grant a proxy to another director so that they may be represented for all purposes. A director may hold several proxies. Non-executive directors may only grant a proxy to another non-executive director. The proxy shall be granted with instructions.

Average attendance in terms of total votes cast in 2017 was 98% (as explained in section C.1.30 of this report).

The number of meetings held in 2017 by the board of directors and its committees, and individual (in-person) attendance of the directors at these meetings, as well as an estimate of the time dedicated to these meetings by the directors and their participation are described in sections C.1.29 and C.1.30 of this report.

28. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

Compliant  ☒            Partially compliant  ☐        Explain  ☐

The board secretary keeps the documentation relating to the board of directors and maintains a record in the minutes of the content of the meetings, certifying the content of the meeting and the resolutions adopted (article 12.2. (a) of the Rules and Regulations of the Board). The minutes to the meetings held by the board of directors and its committees include any statements made at meetings that are expressly requested to be included in the minutes. Directors are independent when discharging their duties and the chair must ensure they have sufficient information and safeguard their independence of mind when taking positions and expressing opinions (article 25.5 of the Rules and Regulations of the Board).

210

29. The company should provide suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

See section C.1.40

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Article 32 of the Rules and Regulations of the Board expressly recognises that directors are entitled to be assisted by experts in the performance of their duties and thus are entitled to ask the board, through the general secretary, to hire external advisers (legal, accounting, financial, technological, recruitment or other specialists) at the Bank’s cost, to deal with specific issues of special significance or complexity arising during the performance of their duties. The board may only reject such requests with good reason.

The Rules and Regulations of the Board expressly recognise the right of the audit (article 17.9), appointments (article 18.9), remuneration (article 19.8) and risk supervision, regulation and compliance (article 20.8) committees to be assisted in the performance of their duties by requesting the hiring, at the Bank’s cost, of legal, accounting, financial and other advisers, through the general secretary. The directors are authorised to request information regarding any aspect of the Bank (article 31.1 of the Rules and Regulations of the Board) and to attend the meetings of committees of which they are not members in the cases established in the Bylaws (articles 16.7 and 31.3 of the Rules and Regulations of the Board).

30. Regardless of the knowledge directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

Compliant  ☒            Explain   ☐            Not applicable  ☐

The training and continuing education programme for directors and the orientation programme for new directors are governed by article 26.7 of the Rules and Regulations of the Board, which states that “the board will establish an information programme for new directors that provides them with quick and sufficient knowledge of the Company and its Group, including its governance rules” and that “the board will also maintain a training and continuing education programme for directors”.

Within the framework of the Bank’s ongoing director training programme, which was launched in 2005 as a result of the board’s self-assessment process, ten sessions were held in 2017 where relevant issues of the Group’s business have been addressed in depth.

The director appointed in 2017 completed the induction and training programme for new directors at the Company.

31. The agendas of board meetings should clearly indicate on which points directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of directors present.

See section C.1.41

Compliant  ☒            Partially compliant  ☐            Explain   ☐

In accordance with article 24.2 of the Rules and Regulations of the Board, the board approves an annual meeting schedule, including a provisional proposal for the agenda, which may be subject to modifications, which are reported to each director. The board also has a formal list of matters reserved for discussion by it and formulates a plan for the distribution of such matters among the ordinary meetings contemplated in the calendar approved by the board. The agenda is approved by the board at the meeting itself. Any member of the board may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.

211

Pursuant to that regulation, when, exceptionally, the chairman wishes to present decisions or resolutions for board approval that are not on the proposed provisional meeting agenda, but are on the agenda approved by the meeting itself, their inclusion will require the express prior consent of the majority of directors present. This must be duly minuted.

The draft agenda for board meetings expressly specifies whether the matters on the agenda are for information, review, debate or approval by the board.

32. Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

See section C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Directors are informed of the following aspects at meetings of the board and the competent committees, among other things: (i) the distribution of the Company’s share capital, movements in the shareholder structure, changes in the treasury share portfolio and communications received by the Bank regarding the acquisition of significant shareholdings in the Company; (ii) actions taken with respect to shareholders, investors and proxy advisors to inform them of the company’s performance and other matters relating to performance, and to learn their viewpoints in order to develop an opinion regarding their concerns, such as the corporate governance road show held to coincide with the ordinary general shareholders’ meeting, the International Banking Conference, Group Strategy Update, road shows and the presentations of results to investors and analysts; and (iii) activities by rating agencies, internal and external factors that affect the various ratings and the rating outlooks assigned to the Bank.

33. The chairman, as the person charged with the efficient functioning of the board of directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive officer; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each director, when circumstances so advise.

See sections C.1.10 and C.1.41

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The chair of the Bank’s board of directors performs all of the duties set out in this recommendation and which are attributed to her by articles 43.2 of the Bylaws and article 8, paragraphs 2, 3 and 4, and 24 of the Rules and Regulations of the Board.

Pursuant to article 8.2 of the Rules and Regulations of the Board, the chair is responsible for efficient management of the board and its effective operation, and, pursuant to article 8.3 of those Regulations: prepares and submits to the board of directors a schedule with dates and matters to be dealt with; ensures that sufficient time is devoted to the discussion of strategic issues; and revises the update training programmes for each director, when circumstances so advise. Pursuant to article 8.4 of the Rules and Regulations of the Board, the chair organises and coordinates a periodic assessment of the board with the chairman of the appointments committee, except when it comes to the chair’s own assessment, which is organised by the lead director.

Article 47 of the Bylaws and articles 24 and 25 of the Rules and Regulations of the Board regulate the operation of the board.

212

34. When a lead independent director has been appointed, the bylaws or regulations of the board of directors should grant him or her the following powers over and above those conferred by law: to chair the board of directors in the absence of the chairman or vice chairmen; to give voice to the concerns of non-executive directors; to maintain contact with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and to coordinate the chairman’s succession plan.

See section C.1.10

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

The Bank has a lead director who has been given all of the authority covered by this recommendation, in accordance with article 49 bis of the Bylaws and article 14 of the Rules and Regulations of the Board. Specifically, article 14 of the Rules and Regulations of the Board states that “the board of directors shall appoint from among the independent directors a lead director, who shall be especially authorised to: (a) request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board of directors that has already been called; (b) coordinate and organise meetings of non-executive directors and reflect their concerns; (c) direct the periodic assessment of the chairman of the board of directors and coordinate the plan for succession thereof; (d) maintain contact with investors and shareholders as provided by article 37 of these rules and regulations; and (e) replace the chairman in the event of absence thereof as provided by article 10 of these rules and regulations.”

35. The board secretary should strive to ensure that the board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

See section C.1.33

Compliant  ☒            Explain   ☐

Articles 45.2.d) of the Bylaws and 12.2.d) of the Rules and Regulations of the Board grant the board secretary the duty of “ensuring that the board of directors takes into account the good governance recommendations applicable to the Company when performing their duties and taking decision”.

In this regard, at its meeting on 13 February 2018, the board of directors approved a number of amendments to the Rules and Regulations of the Board, including, inter alia, enhancing the oversight functions of its committees, in line with the recommendations and best practices published in 2017 by various domestic and international bodies.

Specifically, the Rules and Regulations of the Board have been adapted to: (i) Technical Guidance 3/2017, from the Spanish CNMV, on audit committees for entities of public interest, dated 27 June 2017; (ii) the European Banking Authorities’ Guidelines on Internal Governance; and (iii) the joint guidelines issued by the European Banking Authority and the European Securities and Markets Authority for assessing the suitability of members of management bodies and key function holders, both of which were published on 26 September 2017 and will come into force on 30 June 2018.

36. The board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a)	The quality and efficiency of the board’s operation.

b)	The performance and membership of its committees.

c)	The diversity of board membership and competencies.

d)	The performance of the chairman of the board of directors and the company’s chief executive.

e)	The performance and contribution of individual directors, with particular attention to the chairmen of board committees.

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The evaluation of board committees should start from the reports they send the board of directors, while that of the board itself should start from the report of the nomination committee.

Every three years, the board of directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the nomination committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

See sections C.1.19, C.1.20, C.1.20 bis, C.1.20 ter and C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Article 24.7 of the Rules and Regulations of the Board stipulates that the operation of the board and of the committees thereof, its composition, the quality of its work, and the individual performance of its members, including the chairman and the managing director or directors, shall be evaluated once a year. Every three years, at least, this assessment shall be carried out with the assistance of an external independent consultant, whose independence shall be assessed by the appointments committee. Based on the results of this assessment, the board shall prepare, if applicable, an action plan for correction of the deficiencies detected. The results of the assessment shall be recorded in the minutes of the meeting or shall be included as an attachment thereto.

Furthermore, articles 17.4.j), 18.4.i), 19.4.g) and 20.4.q) of the Rules and Regulations of the Board stipulate, respectively, that the audit committee, the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee will evaluate their operations and the quality of their work at least once per year. The appointments committee also reports on the self-assessment process for the board and board members, and assesses the independence of any external consultant hired for these purposes, pursuant to articles 18.4.j and 24.7 of the Rules and Regulations of the Board.

Pursuant to articles 17.11, 18.11, 19.10, 20.11, 21.7 and 22.6, the audit, appointments, remuneration, supervision of risk, regulation and compliance, responsible banking, sustainability and culture, and innovation and technology committees report their activities to the board, through their respective chairs. The board considers the activity reports prepared by the committees when assessing their performance.

In 2017, the Bank carried out its self-assessment of the board and its committees with the assistance of an external consultant with no business relations with the company. The independence of this external consultant was verified by the appointments committee. The self-assessment exercise includes a special section for individual assessment of the chairman of the board, the CEO, the lead director and the secretary of the board. The chair led the assessment of the lead director, and the lead director led the assessment of the chair. The plan of improvement measures to be implemented in response to this process was approved by the board of directors, following a report from the appointments committee, on 30 January 2018.

37. When an executive committee exists, its membership mix by director class should resemble that of the board. The secretary of the board should also act as secretary to the executive committee.

See section C.2.1

Compliant  ☐    Partially compliant  ☒            Explain  ☐             Not applicable   ☐

Pursuant to article 16.2 of the Rules and Regulations of the Board, “the board of directors shall endeavour to ensure that the size and qualitative composition of the executive committee conforms to standards of efficiency and reflects the guidelines for determining the composition of the board”.

214

The executive committee is a basic instrument in the corporate governance at the Bank and its Group and, given the nature of the executive committee and its general delegated powers, driven by the objective of rationalising and seeking efficiency when taking decisions, the board considers it sufficient to use the efficiency criteria set out in article 16.2. of the Rules and Regulations of the Board and include the executive directors on the committee without discounting the participation of external directors, and particularly, independents, seeking to ensure that its composition reflects, as far as possible, the composition of the board.

Although the composition of the executive committee is not identical to that of the board, the Bank considers that it complies with the spirit of the recommendation and does not consider it advisable to increase the number of the members of the executive committee solely to facilitate the composition of that committee being identical to the board in terms of the represented categories, since this would impair the agility and frequency of the decisions taken by the executive committee.

For this reason, the Bank considers the composition of the executive committee to be balanced. At the meeting of the board of directors on 28 November 2017, Ms Isabel Tocino Biscarolasaga and Mr Matías Rodríguez Inciarte tendered their resignations as members of the board and its executive committee. The board of directors then appointed Mr Ramiro Mato García-Ansorena as a director and member of the executive committee. Following these changes, the executive committee comprises seven directors, three of whom are executive and four external or non executive, of whom two are independent and two are neither proprietary nor independent. Therefore, there are fewer executive directors than external or non-executive directors. With these changes, the composition of the executive committee at year-end 2017 more closely reflects the proportion of the different types of directors on the board.

In any event, the executive committee informs the board on a timely basis of its activities and the resolutions adopted in the exercise of its functions.

Furthermore, pursuant to article 16.7 of the Rules and Regulations of the Board, “all members of the board who are not members of the executive committee may attend the meetings of the latter at least twice a year, for which purpose they shall be called by the chairman”. In this regard, as indicated in section C.1.30, there was frequent participation by directors who are not members of the executive committee in its meetings during 2017. Specifically, directors not belonging to the executive committee attended an average of 10.9 meetings, of the 47 meetings held in 2017.

Finally, and in accordance with the Bylaws (articles 45.1 and 5) and the Rules and Regulations of the Board (articles 12.1 and 3) the secretary to the executive committee is the secretary to the board of directors.

38. The board should be kept fully informed of the business transacted and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.

See section C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

Article 51.5 of the Bylaws expressly stipulates that “the executive committee shall report to the board of directors on the affairs discussed and the decisions made in the course of its meetings, and shall make a copy of the minutes of such meetings available to the members of the board”. Moreover, article 16.8 of the Rules and Regulations of the Board states that “the executive committee, through its chairman, shall report to the board of directors on the affairs discussed and the decisions made in the course of its meetings and shall deliver a copy of the minutes of such meetings to the members of the board”.

215

39. All members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of committee places should be held by independent directors.

See sections C.1.3 and C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Pursuant to articles 20.2.(i), 42.4 and 53.2 of the Bylaws and 6.1, 17.2, 18 and 26 of the Rules and Regulations of the Board, the members of the audit committee have been designated by the board of directors based on their knowledge, skills and experience regarding finance, accounting, audit, internal control, information technology, business and risk management, such that, as a group, they have the pertinent technical knowledge regarding the Company’s sector of activity. The chair of the committee is considered to be a financial expert, as defined in the Securities Exchange Commission (SEC) Form 20-F, in accordance with Section 407 of the Sarbanes-Oxley Law, based on her training and expertise in accounting, auditing and risk management.

At present, all members of the audit committee are independent directors.

40. Listed companies should have a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the board’s non-executive chairman or the chairman of the audit committee.

See sections C.2.1 and F.5.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Pursuant to article 17.6 of the Rules and Regulations of the Board (“Audit committee”), the internal audit function of the Bank shall report to the audit committee and shall respond to requests for information that it receives from the committee when performing its duties. As an independent unit, it reports regularly to the board of directors and, in any event, at least two times per year, and also has direct access to the board when it deems it appropriate. Articles 53.4.(ii) of the Bylaws and 17.4 (d) of the Rules and Regulations of board of directors give the audit committee the duty of supervising internal audit.

The functioning of the internal audit division is the responsibility of the audit committee, which supervises its work. Internal audit is a permanent function and independent from all other functions and units. Its mission is to provide the board of directors and senior management with independent advice with regard to the quality and efficacy of internal control systems and processes, management of current and emerging risks, and governance, thereby helping to safeguard the organisation’s value, solvency and reputation. To do this, internal audit assesses the efficacy and efficiency of the processes and internal control systems, compliance with applicable legislation and requirements of supervisory bodies, the reliability and integrity of financial and operating information, and the integrity of capital.

The head of internal audit usually attends the meetings of the audit committee. The committee ratified that the internal audit function operated with total independence and objectivity in its activities in 2017.

41. The head of the unit handling the internal audit function should present an annual work programme to the audit committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

See section C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

216

Pursuant to article 17.4. (d) of the Rules and Regulations of the Board, the audit committee has oversight of the internal audit function and, in particular: proposes the selection, appointment and withdrawal of the head of internal audit; ensures the independence and effectiveness of the internal audit function, and that it has the human and physical resources to perform its function, proposing the budget for this service; receives regular information regarding its activities; reviews its annual activity report; and verifies that senior management and the board take the conclusions and recommendations of its reports into account.

The head of the internal audit division presented the audit committee with the 2018 internal audit work plan on 25 January 2018. The plan was approved by the committee and submitted to the board. At its meeting on 13 February 2018, the board was informed of the internal audit division’s activities in 2017 and approved the 2018 audit plan.

At its meeting on 17 March 2016, the committee approved the 2016-2018 strategic internal audit plan, aimed at contributing to both the adequate governance of the organisation and the adequate management and control of risks.

42.	The audit committee should have the following functions over and above those legally assigned:

1.	With respect to internal control and reporting systems:

a) Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2.	With regard to the external auditor:

a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b) Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c) Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d) Ensure that the external auditor has a yearly meeting with the board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e) Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

217

See section C.1.36, C.2.1 and C.2.5

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The duties of the audit committee are mainly regulated by articles 53 of the Bylaws and 17 of the Rules and Regulations of the Board, and include all of those listed in this recommendation.

43. The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

See section C.2.1

Compliant  ☒            Explain   ☐

This authority of the audit committee is set down in article 53.5 of the Bylaws, which states “the audit and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Company’s personnel shall, when so required, attend the meetings of the audit and compliance committee, provide it with their cooperation and make available to it such information as they may have in their possession. The audit and compliance committee may also require the external auditor to attend such meetings”. Likewise, article 17.8 of the Rules and Regulations of the Board states that “any one or more members of the management team or of the Company’s personnel shall attend its meetings, provide the committee with their cooperation and make available thereto such information as they may have in their possession when so required and under such terms as the committee may establish for attendance. The committee may also request the attendance of the external auditor”.

44. The audit committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

See section C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

This task is set out in article 17.4.(h) of the Rules and Regulations of the Board, under which the audit committee is responsible for “receiving information regarding structural and corporate changes planned by the Company, for analysis thereof and for submission of a prior report to the board of directors regarding the financial terms and the accounting impact of any such transactions and, in particular and if applicable, regarding the proposed exchange rate. The foregoing shall not apply to transactions of little complexity and significance to the Group’s activities, including, if applicable, intragroup reorganisation transactions”.

45.	Risk control and management policy should identify at least:

a)

The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off- balance-sheet risks.

b)	The setting of the risk level that the company deems acceptable.

c)	Measures in place to mitigate the impact of risk events should they occur.

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

218

See section E

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The scope of the risk management system in place at the Bank follows the first option set out in Appendix I of CNMV Circular 5/2013, of 12 June, as amended by CNMV Circular 7/2015, of 22 December, i.e. “the risk management system works in an integrated, continuous and consolidated manner by activity and business areas or units, subsidiaries, geographic areas and support areas (such as human resources, marketing and management control) at the corporate level”.

The Bank’s risk management and control model ensures that its risk profile remains within the defined risk appetite levels approved by the Bank’s board, and other limits. It likewise includes corrective and mitigating measures to ensure that risk remains within the limits defined by the board.

The elements designed to provide adequate management and control of the Company’s business risks include its: risk map; risk appetite and limit structures; scenario analysis; risk identification and assessment (RIA); risk and control self-assessment (RCSA), risk data aggregation and risk reporting framework (RDS-RRF); advanced risk management programme (ARM), advanced operational risk management programme (AORM), measurement models, reporting; enterprise risk management (ERM); internal control; risk culture; recovery & resolution plans and the Santander Cyber-Security programme.

46. Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b)	Participate actively in the preparation of risk strategies and in key decisions about their management.

c)	Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the board of directors.

See sections C.2.1 and E.2

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The Company’s risk division has been assigned the risk management and control tasks listed in this recommendation. There are currently two corporate non Board risk committees not specifically envisaged in the Bylaws nor the Rules and Regulations of the Board: the executive risk committee, tasked with overall risk management functions; and the risk control committee, which is charged with overall risk supervision and control.

The risk area is under the supervision of the risk, regulation and compliance committee, notwithstanding the direct access that this area has to the board of directors. This is a specialist board committee performing general support and advisory tasks for the board, including supervision and control of risks and definition of the Group’s risk policies (article 54.ter of the Bylaws and article 20.4.(g) of the Rules and Regulations of the Board).

Article 20.4 (g) of the Rules and Regulations of the Board establishes that the committee is responsible for oversight of the risk function and, in particular: reporting on proposals from the appointments committee with regard to the designation of the heads of these functions at the corporate level - namely the group chief risk officer (CRO) and group chief compliance officer (CCO) - and for annual assessment of the performance of these officers; and ensuring the independence and effectiveness of the risk function, and that it has the human and physical resources to perform its function.

219

In 2017, the Bank’s risk management division reported to the risk, regulation and compliance oversight committee on a range of aspects relating to risks, such as the Group’s risk outlook - comprehensively and by unit and type of risk - risk appetite, and issues and projects relating to the management and control of risk in the Group.

47. Appointees to the nomination and remuneration committee - or of the nomination committee and remuneration committee, if separately constituted - should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent directors.

See sections C.1.19 and C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Pursuant to articles 20.2 (i), 42.4, 54.3 and 54.bis.3 of the Bylaws and 6.1, 18.2 and 19.2 of the Rules and Regulations of the Board, the members of the appointments committee and the remuneration committee have been designated by the board of directors bearing in mind their knowledge, skills and experience, as well as the tasks assigned to the respective committees.

All of the members of the appointments committee and the remuneration committee are currently external or non-executive directors and the majority are independent directors. Both committees are chaired by an independent director.

48. Large cap companies should operate separately constituted nomination and remuneration committees.

See section C.2.1

Compliant  ☒            Explain   ☐            Not applicable  ☐

The Bank has an appointments committee that is responsible for proposing and reporting on appointments and removals in the terms established by law. This is mainly regulated by articles 54 of the Bylaws and article 18 of the Rules and Regulations of the Board. It also has a remuneration committee, which is responsible for proposing and reporting on compensation issues in the terms established by law. This is mainly regulated by article 54.bis of the Bylaws and article 19 of the Rules and Regulations of the Board.

49. The nomination committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.

When there are vacancies on the board, any director may approach the nomination committee to propose candidates that it might consider suitable.

See sections C.1.19 and C.2.1

Compliant  ☒            Partially compliant   ☐            Explain  ☐

The content of this recommendation is a well established practice at the Bank, and it is set out in articles 18.4. (a) (ii) and 18.6 of the Rules and Regulations of the Board, which state that the appointments committee will “receive for consideration proposals from directors of potential candidates to cover vacancies” and that it will “ consult the chairman and the chief executive officer, especially in regard to matters relating to executive directors”, respectively.

The internal director selection and succession policy calls for the necessary profiles to be reported to the directors so that they can identify potential candidates once the review of the board composition has been performed.

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50. The remuneration committee should operate independently and have the following functions in addition to those assigned by law:

a)	Propose to the board the standard conditions for senior officer contracts.

b)	Monitor compliance with the remuneration policy set by the company.

c)

Periodically review the remuneration policy for directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other directors and senior officers in the company.

d)	Ensure that conflicts of interest do not undermine the independence of any external advice the committee engages.

e)	Verify the information on director and senior officers’ pay contained in corporate documents, including the annual directors’ remuneration statement.

See section C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The remuneration committee carries out its duties independently. When performing those duties, the committee must take into account the long-term interests of shareholders, investors and other stakeholders in the company, as well as the public interest (article 19.4 of the Rules and Regulations of the Board). Any one or more members of the management team or of the Company’s personnel shall attend its meetings, provide the committee with their cooperation and make available thereto such information as they may have in their possession when so required at the invitation of the chairman of the committee may establish for attendance. The committee, through its chair, shall report to the board of directors on its activities and work (article 19.10 of the Rules and Regulations of the Board).

Article 19 of the Rules and Regulations of the Board assigns the duties referred to in this recommendation to the remuneration committee. That committee is also responsible for the following, among others: (i) proposing to the board the basic terms and conditions of the contracts and remuneration of the members of senior management (article 19.4.a) (v); (ii) assisting the board in ensuring compliance with the remuneration policy for the directors and other members of senior management established by the company (article 19.4 (b); (iii) periodically reviewing remuneration programmes in order to update them, assessing the appropriateness and performance thereof and endeavouring to ensure that director remuneration conforms to standards of moderation and correspondence to the earnings, risk culture and risk appetite of the Company, and that it does not offer incentives to assume risks in excess of the level tolerated by the Company, such that it promotes and is consistent with appropriate and effective risk management (article 19.4.c); and (iv) ensuring the transparency of remuneration and the inclusion in the annual report, the annual corporate governance report, the annual remuneration report or other reports required by applicable law of information regarding the remuneration of directors and, for such purposes, submit to the board any and all information that may be appropriate (article 19.4 (d).

51. The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior officers.

See section C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

The content of this recommendation is also a well established practice at the Bank and is set down in article 19.6 of the Rules and Regulations of the Board, which states that “the remuneration committee will consult the chair and CEO on matters concerning the executive directors and senior executives”. It further states that “the chairman and any director may make suggestions to the remunerations committee with respect to matters that fall within the scope of its powers”.

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52. The terms of reference of supervision and control committees should be set out in the regulations of the board of directors and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a)	Committees should be formed exclusively by non-executive directors, with a majority of independents.

b)	They should be chaired by independent directors.

c)

The board should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advice, when they feel it necessary for the discharge of their functions.

e)	Meeting proceedings should be minuted and a copy made available to all board members.

See section C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

The Company’s board committees with supervisory and control authority are the audit, appointments, remuneration and the risk, regulation and compliance oversight committees. All of these are mandatory and the composition and operating rules set down in the Rules and Regulations of the Board are in line with applicable legislation and best corporate governance practices, including the recommendations of the code of good governance for listed companies.

Pursuant to articles 53, 54, 54 bis and 54 ter of the Bylaws and articles 17, 18, 19 and 20 of the Rules and Regulations of the Board, the rules governing the composition and operation of those committees are in line with this recommendation, as: the committee members are all external or non-executive directors, with a majority of independent directors, and the committees are chaired by an independent director; the members of these committees are appointed with regard to the knowledge, skills and experience of the directors and each committee’s terms of reference; all of the committees may engage external advice, when they feel it necessary for the discharge of their functions; and minutes are taken of all committee meetings, with copies distributed to all board members.

53. The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the audit committee, the nomination committee, the corporate social responsibility committee, where one exists, or a dedicated committee established ad hoc by the board under its powers of self-organisation, with at the least the following functions:

a)	Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b)	Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c)

Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of other stakeholders.

d)	Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e)	Monitor corporate social responsibility strategy and practices and assess compliance in this respect.

f)	Monitor and evaluate the company’s interaction with its stakeholders.

g)	Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

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h)	Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

See section C.2.1

Compliant  ☒            Partially compliant  ☐            Explain  ☐

Article 20.4 of the Rules and Regulations of the Board assigns all the duties set out in this recommendation to the risk, regulation and compliance oversight committee.

On 13 February 2018, the board of directors agreed to modify the Rules and Regulations of the Board, such that article 21 sets out the competencies of a new responsible banking, sustainability and culture committee. As long as the new committee is not formally constituted, the functions pertaining to sustainability will continue to be carried out by the risk supervision, regulation and compliance committee.

54. The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a)	The goals of its corporate social responsibility policy and the support instruments to be deployed.

b)	The corporate strategy with regard to sustainability, the environment and social issues.

c)

Concrete practices in matters relating to: shareholders, employees, clients, suppliers, socialwelfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conduct.

d)	The methods or systems for monitoring the results of the practices referred to above and identifying and managing related risks.

e)	The mechanisms for supervising non-financial risk, ethics and business conduct.

f)	Channels for stakeholder communication, participation and dialogue.

g)	Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Compliant  ☒            Partially compliant  ☐            Explain  ☐
The Bank has a well-defined governance structure in sustainability matters, both corporate and local, which facilitates the involvement of all of the Bank’s business and support areas in the countries in which the Group operates.

The board is responsible for approving and monitoring the corporate culture and values, including its corporate responsibility and sustainability practices (article 3.2 (a) (xi) of the Rules and Regulations of the Board). According to the Rules and Regulations of the Board as amended by the board on 13 February 2018, the responsible banking, sustainability and culture committee shall advise the board on the design of these, ensuring that they are consistent with value creation in the Company, and is also responsible for oversight of strategy and practices in this field, assessing the degree of compliance and considering proposals to the board of directors on appropriate changes to its corporate responsibility and sustainability practices and regulations (article 21.4 (a) of the Rules and Regulations of the Board). As long as the new committee is not formally constituted, said functions will continue to be carried out by the risk supervision, regulation and compliance committee.

The sustainability function reports to the board and thus to its executive committee, and also to the responsible banking, sustainability and culture committee. The Bank also has a sustainability committee chaired by the CEO and composed of senior managers and heads of various divisions. This committee proposes the Bank’s sustainability strategy and general and industry policies and submits them for approval by the board of directors.

The corporate culture and values include the principles and commitments assumed by the Company on a voluntary basis with respect to its stakeholders and all aspects mentioned in the recommendation.

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The corporate social responsibility policy is published in the “Sustainability” section of the Group’s corporate website (www.santander.com), together with the other policies approved by the board in this respect.

55. The company should report on corporate social responsibility developments in its directors’ report or in a separate document, using an internationally accepted methodology.

See section B.7

Compliant  ☒            Explain   ☐

The Bank publishes an annual sustainability report prepared in accordance with the Global Reporting Initiative’s “Sustainability Report Guidelines, version G4”, describing activities relating to corporate social responsibility. It is published in the “Sustainability” section of the Company’s corporate website (www.santander.com).

56. Director remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

Compliant  ☒            Explain   ☐

Articles 58.1 and 2 of the Bylaws and 33.1, 2 and 6 of the Rules and Regulations of the Board regulate the remuneration paid to the members of the board. This remuneration consists of a fixed annual amount determined by the general meeting, which the board may reduce in years when this is deemed necessary. There are two components to this remuneration: (a) an annual allocation; and (b) attendance fees.

The remuneration of each of the directors in their capacity as such is determined by the board of directors at the proposal of the remuneration committee based on the positions held by the directors on the collective decision-making body, membership of and attendance at the various committees, and any other objective circumstances evaluated by the board.

Article 33.6 of the Rules and Regulations of the Board expressly stipulates that “the board shall endeavour to ensure that director remuneration conforms to standards of moderation and correspondence to the earnings, risk culture and risk appetite of the Company and that it does not offer incentives to assume risks in excess of the level tolerated by the Company, such that it promotes and is consistent with appropriate and effective risk management. The board shall also endeavour to ensure that the remuneration of external directors is sufficient to compensate them for the dedication, qualifications and responsibility required for the performance of their duties.”

57. Variable remuneration linked to the company and the director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to executive directors.

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until the end of their mandate. The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

Compliant  ☒            Partially compliant  ☐            Explain  ☐

In accordance with the Bank’s remuneration policy, only executive directors have the right to receive variable remuneration, which includes remuneration systems consisting of the delivery of shares or options on shares or tied to the value of the shares. These criteria may only be amended through a resolution of the general shareholders’ meeting.

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Section A.3 of this report describes the Bank’s share-based compensation programmes in which executive directors participated at year-end 2017.

58. In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

liv.	Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

lv.

Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

lvi.

Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one off, occasional or extraordinary events.

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

The Bank’s remuneration policy includes limits and technical safeguards to ensure that the variable remuneration of the executive directors reflects their professional performance at the Bank and not simply the general progress of the markets or the company’s sector of activity.

Specifically, the remuneration policy applicable to directors for performing their executive duties contains the following limits and caveats, as approved by the shareholders at the general meeting held on 7 April 2017:

•

Variable remuneration consists of a single incentive subject to the attainment of targets, for the purpose of increasing the alignment of remuneration with the long-term sustainability of the Company and the interests of shareholders.

•	Variable remuneration is completely flexible and may be zero.

•

Variable remuneration is established after the end of the year based on certain quantitative metrics and qualitative factors, some of which are not financial in nature, relating to risk management, capital performance, earnings, customer relations and the satisfaction of customers and of employees. At the proposal of the remuneration committee, the board applies its judgement using structured discretion to moderate the quantitative evaluations, considering any circumstances, whether positive or not, not included in the original assessment structures.

•

The accrual and amount of deferred variable remuneration for 2017 is subject to certain multi-year targets relating to Banco Santander’s earnings per share, total shareholders return compared to a group of peers and the Group’s solvency.

•

In general, all of the quantitative metrics used to establish variable remuneration have minimum compliance thresholds, below which no right to receive variable remuneration arises. If the Group’s net ordinary profit falls below a certain threshold the maximum variable remuneration would be limited to 50%; if there is a net loss, the bonus for executive directors would be zero. The measurement of achievement of multi-year targets on which the accrual of the deferred amounts is based also establishes minimum compliance thresholds, below which the right to receive the deferred variable remuneration is lost.

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•

Fixed remuneration represents a significant percentage of total remuneration, allowing for the desired level of independence when taking decisions that could affect variable remuneration. Variable remuneration will never exceed the limit of 200% of fixed remuneration.

•	The variable remuneration for executive directors in 2017 is subject to reduction (malus) and recovery (clawback) clauses.

59. A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

The company is a credit institution and is therefore subject to regulations regarding remuneration specifically applicable to institutions of this type, which requires at least 40% of executive directors’ variable remuneration to be deferred for a period of no less than between three and five years.

At least 60% of the incentive for the Bank’s executive directors for 2017 is deferred for a period of five years. The deferred amounts relating to the 2017 incentive are subject to the absence of the application of the malus or clawback clauses which, if applied, could represent the loss of all or part of the deferred amounts or amounts already paid as variable remuneration. In addition, the deferred amount corresponding to the last three years (of the referred period of five years) will be subject to the achievement of certain multi-year targets.

The referred malus and clawback clauses take into account the following:

•	Significant failures in risk management by the bank, or by a business or risk control unit.

•	An increase in capital requirements at the bank or one of its business units not planned at the time that exposure was generated.

•	Regulatory penalties or legal convictions for events that might be imputable to the unit or staff responsible for them. Likewise, failure to comply with the Bank’s internal codes of conduct.

•

Unlawful conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.

The applicability or not of the malus or clawback clauses to the remuneration paid to the executive directors is determined by the board of directors, at the proposal of the remuneration committee. In the case of the malus clause, the board would determine the specific amount to be paid from the deferred variable remuneration on a case-by-case basis, depending on the degree to which the conditions are met. The clawback clause may be applied to any of the amounts already paid as variable remuneration in any year up until the time at which the retention period of the final deferred portion of the variable remuneration has elapsed.

In addition, all shares received, whether in payment of the portion immediately payable or the deferred portion of variable remuneration, may not be transferred until at least one year after their delivery.

Variable remuneration for executive directors in 2018 will be subject to similar rules.

The remuneration committee’s report for 2017, containing the remuneration policy applied to executive directors in 2017, will be published on the Group’s website (www.santander.com) with the call notice for the 2018 general shareholders’ meeting.

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60. Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

There were no reservations or qualifications with regard to the 2017 individual or consolidated financial statements of the Bank or its consolidated Group, respectively.

If any qualifications arise in the external auditor’s report that reduce the Bank’s earnings, the human resources committee - the internal body responsible for assessing the impact on targets associated with variable remuneration in the management of risks, as well as the quality and recurrence of results and the general compliance and control environment—will take into account this circumstance in establishing the remuneration of executive directors, and may propose appropriate adjustments in this respect to the remuneration committee.

In addition, the 2018 director remuneration policy, which will be submitted to the 2018 general shareholders’ meeting, expressly envisages the possibility that the variable remuneration of executive directors in 2018 may be adjusted as a result of deficiencies in control or negative assessments by the Bank’s supervisors, either through the capacity of the board to adjust the variable remuneration of executive directors, or as a result of application of malus and clawback clauses.

61. A major part of executive directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

The company is a credit institution and, therefore, is subject to regulations regarding remuneration specifically applicable to institutions of this type, which require at least 50% of executive directors’ variable remuneration be paid in the Bank’s shares or similar instruments.

Variable remuneration for the Bank’s directors relating to 2017 comprised a single incentive, to be partially received in cash and partially in shares, with collection of a portion of the incentive deferred over five years. Specifically, at least 50% of total variable remuneration for 2017 will be paid in shares.

62. Following the award of shares, share options or other rights on shares derived from the remuneration system, directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

The variable remuneration for executive directors in 2017 comprised a single incentive partially received in cash and partially in shares. Specifically, at least 50% of total variable remuneration for 2017 will be paid in shares.

In addition, the Bank’s shareholding policy that entered into force in 2016 is intended to reinforce the alignment of executive directors with the long-term interests of shareholders. This policy includes the directors’ commitment to maintain a significant personal investment in the Bank’s shares while they are actively performing their executive duties. The policy establishes the obligation for executive directors, while employed by the Bank, to hold an investment in Bank shares equivalent to two times the amount of their annual fixed remuneration at the date the policy enters into force or their appointment, if later. The specific amount of the investment will be determined on an after tax basis. A 5-year period after the approval of the policy (or after the appointment of the director, if appropriate) is granted to attain the established investment level.

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63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated.

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

The remuneration policy applicable to executive directors contains clawback clauses that allow variable remuneration components to be reclaimed in the following cases, once the application of the malus clauses has been exhausted. The clawback clauses may be applied to any amount paid as variable remuneration in a year provided that the retention period of the final deferred amount relating to that variable remuneration has not yet elapsed.

In accordance with said policy, malus and clawback clauses with regards to 2017 incentives are triggered in scenarios of deficient financial performance of either the Bank as a whole or a division or specific area thereof, or of the exposure generated by staff, with at least the following factors being taken into account:

•	Significant failures in risk management by the bank, or by a business or risk control unit.

•	An increase in capital requirements at the bank or one of its business units not planned at the time that exposure was generated.

•	Regulatory penalties or legal convictions for events that might be imputable to the unit or staff responsible for them. Likewise, failure to comply with the Bank’s internal codes of conduct.

•

Unlawful conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.

The board of directors, at the proposal of the remuneration committee, and based on the level of compliance with those conditions, will determine the need to apply these clauses to the variable remuneration for executive directors.

64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration, and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Compliant  ☒            Partially compliant  ☐            Explain  ☐            Not applicable  ☐

The contracts of executive directors are for an indefinite period of time and do not provide for any severance payment other than as might be required by law.

As set out in the annual director remuneration report, the contracts of the executive directors Ms. Ana Botín-Sanz de Sautuola and Mr José Antonio Álvarez Álvarez recognise their right to take early retirement in certain circumstances before reaching retirement age, in which case they will receive an annual allocation until retirement. There is no right to payment of any kind if the separation of the director takes place in certain circumstances or once they have reached retirement age. However, if this right accrues, the amount of the annual allocation will be lower than their total annual remuneration. This allocation is subject to the malus and clawback provisions in place for five years.

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H OTHER INFORMATION OF INTEREST

1. If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

2. You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

3. Also state whether the company voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable, identify the code and date of adoption. In particular, indicate whether the company adheres to the Code of Best Tax Practices of 20 July 2010.

Banco Santander does not file any annual corporate governance report other than as stipulated under the LSC, Order ECC/461/2013, of 20 March, and CNMV Circular 5/2013, of 12 June, amended by Circular 7/2015, of 22 December.

Since 2010, Banco Santander, S.A. has adhered to the Code of Good Tax Practice approved by the Large Companies Forum, a body which involves large Spanish companies and the Spanish tax authority, and it complies with the contents thereof. As in previous years, and in accordance with its commitments under the aforementioned code, and in application of its compliance programme and the Group’s general code of conduct, the head of the tax department has reported to the audit committee on the Group’s fiscal policies.

In the United Kingdom the Group is adhered to the Code of Practice on Taxation for Banks, since its approval in 2010 by the tax authority of said country.

On 3 November 2015, at the plenary session of the abovementioned Large Companies Forum, the introduction of an appendix to the Code of Best Tax Practices was agreed to strengthen the cooperation between the Spanish tax agency and those companies that adhere to this instrument of good tax governance, through a series of actions promoting transparency and legal security in compliance with tax obligations.

Banco Santander has joined international sustainability initiatives such as, among others, the Principles of the United Nation’s Global Compact (since 2002), the Equator Principles (since 2009), the Principles for Responsible Investment (since 2008), the Banking Environment Initiative (BEI) (since 2010), the World Business Council for Sustainable Development (since 2015), UNEP Finance Initiative (since 2008) and the CDP, formerly the Carbon Disclosure Project (since 2002).

This Annual corporate governance report was adopted by the company’s Board of Directors at its meeting held on 13 February 2018.

List whether any directors voted against or abstained from voting on the approval of this Report.

Yes  ☐            No   ☒

Name or corporate name of director who voted against the approval of this report	Reasons (voted against, abstention, non-attendance)	Explain the reasons

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BANCO SANTANDER, S.A.

and its subsidiaries

(Santander Group)

Independent reasonable assurance report

on the design and effectiveness of the

internal control over financial reporting (ICFR)

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This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT REASONABLE ASSURANCE REPORT

ON THE DESIGN AND EFFECTIVENESS OF THE

INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

To the Shareholders of Banco Santander, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description that is included in the attached Report that forms part of the corresponding section of the Annual Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Banco Santander, S.A., (hereinafter, the Parent Company) and its subsidiaries (hereinafter, the Group or Santander Group) as at December 31, 2017, excluding the ICFR of, and the description relating to, Banco Popular Español, S.A. and those entities which were subsidiaries as of June 7, 2017 (hereinafter, the Popular Entities). Based on the assignment received from the Parent’s Company Directors the scope of our report excludes the ICFR of the Popular Entities given they were acquired by the Santander Group in a purchase business combination during 2017.

This system is based on the criteria and policies defined by the Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control-Integrated Framework” report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group assets that could have material effect on the financial information.

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the System, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such as such internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director’s responsibility

The Parent Company’s Directors are responsible for taking the necessary measures to reasonably guarantee the implementation, maintenance and supervision of an adequate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements of ICFR and the preparation and establishment of the content of the attached information relating to the ICFR.

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Our Responsibility

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Internal Control over Financial Reporting of the Group, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with “International Standard on Assurance Engagements 3000 (ISAE 3000)” (Revised), “Assurance Engagements other than Auditing or Reviews of Historical Financial Reporting”, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behavior.

Our firm applies the “International Standard on Quality Control 1 (ISQC 1)” and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, Santander Group, excluding the Popular Entities maintained as at December 31, 2017, in all material respects, an effective system of Internal Control relating to the Financial Reporting included in the consolidated financial statements of the Group as at December 31, 2017, which is based on the criteria and the policies defined by the Group’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control -Integrated Framework” report.

In addition, the attached description of the ICFR Report as at December 31, 2017, related to the Santander Group, excluding the Popular Entities, has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, as amended by CNMV Circular No. 7/2015 dated December 22, 2015 for the purposes of the description of the ICFR in the Annual Reports of Corporate Governance.

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This work does not constitute an audit of accounts nor is it subject to the regulations governing the activity of the audit in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations. However, we have audited, in accordance with the regulations governing the audit activity in force in Spain, the consolidated financial statements of Santander Group prepared by the Parent Company’s Directors in accordance with the International Financial Reporting Standards adopted by the European Union and other provisions of the financial reporting standards applicable to the Group, and our report dated February 16, 2018 expresses a favorable opinion on those consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L.

/s/Alejandro Esnal Elorrieta

Alejandro Esnal Elorrieta

February 16, 2018

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 22, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer